As filed with the Securities and Exchange Commission on May 20, 2025

No. 333-284932

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QUANTERIX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3826 (Primary Standard Industrial Classification Code Number)	20-8957988 (I.R.S. Employer Identification No.)

900 Middlesex Turnpike

Billerica, MA 01821

(617) 301-9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Masoud Toloue, Ph.D.

President and Chief Executive Officer

Quanterix Corporation

900 Middlesex Turnpike

Billerica, MA 01821

(617) 301-9400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kerry S. Burke Catherine Dargan Kyle Rabe Covington & Burling LLP One CityCenter 850 Tenth Street, N.W. Washington, D.C. 20001 (202) 662-6000	Laurie A. Churchill General Counsel and Secretary Quanterix Corporation 900 Middlesex Turnpike Billerica, MA 01821 (617) 301-9400	Patrick J. O’Malley David M. Clark Carina Meleca DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, CA 92121-2133 (858) 677-1400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, please place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may change. The registrant may not complete the offer and issue of these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and the registrant is not soliciting an offer to buy these securities, in any state or jurisdiction in which such offer is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED MAY 20, 2025

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Akoya Biosciences, Inc.:

As previously announced, Quanterix Corporation (“Quanterix”), Akoya Biosciences, Inc. (“Akoya”) and Wellfleet Merger Sub, Inc., a wholly owned subsidiary of Quanterix (“Merger Sub”), entered into an Amended and Restated Agreement and Plan of Merger, dated April 28, 2025 (as it may be further amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Akoya, with Akoya continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Quanterix (the “Merger”). Upon consummation of the Merger, each issued and outstanding share of common stock of Akoya (“Akoya Common Stock”), $0.00001 par value per share (other than shares held as of the effective time of the Merger by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Quanterix or Akoya or by Akoya as treasury shares), will be converted into the right to receive (A) 0.1461 (the “Exchange Ratio”) of a fully paid and nonassessable share of common stock of Quanterix (“Quanterix Common Stock”), par value $0.001 per share, and if applicable, cash in lieu of fractional shares (such shares of Quanterix Common Stock so delivered, the “ Per Share Stock Consideration”) and (B) $0.38 in cash, without interest (the “Per Share Cash Consideration”). This Exchange Ratio will not be adjusted for changes in the market price of either Akoya Common Stock or Quanterix Common Stock between the date of signing of the Merger Agreement and consummation of the Merger. Because the share price of Quanterix Common Stock will fluctuate between the date of signing and the completion of the Merger, and because the Exchange Ratio is fixed and will not be adjusted to reflect changes in the share price of Quanterix Common Stock or Akoya Common Stock, the value of the shares of Quanterix Common Stock received by Akoya stockholders in the Merger may differ from the implied value based on the share price on the date of signing of the Merger Agreement or the date of the proxy statement/prospectus. We urge you to obtain current share price quotations for Quanterix Common Stock and Akoya Common Stock.

Based on the number of shares of Quanterix Common Stock and Akoya Common Stock outstanding as of May 1, 2025, upon completion of the Merger, the current Quanterix stockholders are expected to own approximately 84.20% of the outstanding Quanterix Common Stock and former Akoya stockholders are expected to own approximately 15.80% of the outstanding Quanterix Common Stock. Akoya Common Stock is currently listed on the Nasdaq Global Select Market under the symbol “AKYA” and Quanterix Common Stock is currently listed on the Nasdaq Global Market under the symbol “QTRX.” Following the Merger, Quanterix Common Stock will continue to be listed on the Nasdaq Global Market under Quanterix’s current symbol, “QTRX.” Following the consummation of the Merger, Akoya Common Stock will no longer be listed on any stock exchange or quotation system, and Akoya will cease to be a publicly traded company. Quanterix will continue as the Combined Company (as defined below), with Akoya as its wholly owned subsidiary.

To obtain the approval of the Akoya stockholders required in connection with the Merger, Akoya will hold a special meeting of its stockholders (the “Akoya Special Meeting”).

At the Akoya Special Meeting, Akoya stockholders will be asked to consider and vote on, among other things, a proposal to adopt the Merger Agreement (the “Akoya Merger Proposal”).

We cannot consummate the Merger unless the stockholders of Akoya approve the Akoya Merger Proposal, as described in the accompanying proxy statement/prospectus. Your vote is very important, regardless of the number of shares you own.

Whether or not you expect to attend the Akoya Special Meeting, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Akoya Special Meeting.

The Akoya Board of Directors (the “Akoya Board”) has (a) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Akoya and its stockholders, (c) resolved to recommend the adoption of the Merger Agreement to Akoya stockholders, on the terms and subject to the conditions set forth in the Merger Agreement and (d) directed that the Merger Agreement be submitted to Akoya stockholders for adoption. The Akoya Board unanimously recommends that Akoya stockholders vote “FOR” the Akoya Merger Proposal and “FOR” each of the other proposals to be considered at the Akoya Special Meeting and described in the accompanying proxy statement/prospectus.

The obligations of Quanterix and Akoya to consummate the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement, including receipt of Akoya stockholder approval for the proposal described above. The accompanying proxy statement/prospectus contains detailed information about Quanterix, Akoya, the Akoya Special Meeting, the Merger Agreement, the Merger and the other business to be considered by Akoya stockholders at the Akoya Special Meeting.

Quanterix and Akoya encourage you to read the accompanying proxy statement/prospectus carefully and in its entirety. In particular, you should read the section titled “Risk Factors” section of the accompanying proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Merger and how they may affect you.

On behalf of the Quanterix Board of Directors and the Akoya Board, thank you for your consideration and continued support.

William P. Donnelly	Scott Mendel
Chairman of the Board	Chair of the Board
Quanterix Corporation	Akoya Biosciences, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the securities to be issued in connection with the Merger or any other transaction described in the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated May 20, 2025 and is first being mailed to Akoya stockholders on or about            , 2025.

AKOYA BIOSCIENCES, INC.

Akoya Biosciences, Inc.

100 Campus Drive, 6th Floor

Marlborough, MA 01752

(855) 896-8401

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON             , 2025

To the Stockholders of Akoya Biosciences, Inc.:

Notice is hereby given that Akoya Biosciences, Inc. (“Akoya”), will hold a special meeting of its stockholders (the “Akoya Special Meeting”) on , 2025, at , at located at . On January 9, 2025, Quanterix Corporation (“Quanterix”), Akoya and Wellfleet Merger Sub, Inc., a wholly owned subsidiary of Quanterix (“Merger Sub”), entered into an Amended and Restated Agreement and Plan of Merger, dated April 28, 2025 (as it may be further amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Akoya, with Akoya surviving as a wholly owned subsidiary of Quanterix (the “Merger”). The accompanying proxy materials include instructions on how to participate in the meeting and how you may vote your shares of Akoya Common Stock.

At the Akoya Special Meeting, you will be asked to consider and vote upon the following proposals:

1.Akoya Merger Proposal. To adopt the Merger Agreement, which is further described in the section titled “The Merger Agreement” of the proxy statement/prospectus accompanying this notice and a copy of which merger agreement is attached as Annex A thereto (the “Akoya Merger Proposal”);
2.Akoya Adjournment Proposal. To approve adjournments of the Akoya Special Meeting from time to time, if necessary or appropriate, including to solicit additional proxies in favor of the Akoya Merger Proposal if there are insufficient votes at the time of such adjournment to approve such proposal (the “Akoya Adjournment Proposal.”).

These proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read carefully and in its entirety before you vote.

Akoya will transact no other business at the Akoya Special Meeting, except such business as may properly be brought before the Akoya Special Meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus accompanying this notice for further information with respect to the business to be transacted at the Akoya Special Meeting.

Only Akoya stockholders of record at the close of business on             , 2025, the record date for the Akoya Special Meeting (the “Akoya Record Date”), are entitled to notice of and to vote at the Akoya Special Meeting and any adjournments or postponements thereof.

The Akoya Board of Directors (the “Akoya Board”) has (a) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Akoya and its stockholders, (c) resolved to recommend the adoption of the Merger Agreement to Akoya stockholders, on the terms and subject to the conditions set forth in the Merger Agreement and (d) directed that the Merger Agreement be submitted to Akoya stockholders for adoption.

Accordingly, the Akoya Board recommends that Akoya stockholders vote:

●	“FOR” the Akoya Merger Proposal; and
●	“FOR” the Akoya Adjournment Proposal.

Your vote is very important regardless of the number of shares of Akoya Common Stock that you own. A failure to vote your shares, or to provide instructions to your bank, broker or nominee as to how to vote your shares, is the equivalent of a vote against the Akoya Merger Proposal. Whether or not you expect to attend the Akoya Special Meeting in person, to ensure your representation at the Akoya Special Meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the Akoya proxy card, (2) calling the toll-free number listed on the Akoya proxy card or (3) submitting your Akoya proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Akoya Common Stock who is present at the Akoya Special Meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Akoya Special Meeting in the manner described in the accompanying proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

If you are a stockholder of record as of the Akoya Record Date for the Akoya Special Meeting and you plan to attend the Akoya Special Meeting in person, you will need valid government-issued photo identification to enter the Akoya Special Meeting. If you hold your shares through a bank, broker or other nominee and you plan to attend the Akoya Special Meeting in person, we will admit you only if we can verify that you are an Akoya stockholder as of the Akoya Record Date. You will need to bring a letter or account statement demonstrating that you were the beneficial owner of Akoya Common Stock on the Akoya Record Date, along with valid government-issued photo identification, to be admitted to the Akoya Special Meeting.

The enclosed proxy statement/prospectus provides a detailed description of the Merger and the Merger Agreement and the other matters to be considered at the Akoya Special Meeting. We urge you to carefully read this proxy statement/prospectus, and the annexes in their entirety. If you have any questions concerning any of the proposals in this notice, the Merger or the proxy statement/prospectus, would like additional copies or need help voting your shares of Akoya Common Stock, please contact Akoya’s proxy solicitor or Akoya:

Strategic Shareholder Advisor and Proxy Solicitation Agent

Campaign Management

15 West 38th Street, Suite #747, New York, New York 10018

North American Toll-Free Phone:

1-888-725-4553

Email:info@campaign-mgmt.com

Call Collect Outside North America: +1 (212) 632-8422

OR

Akoya Biosciences, Inc.

100 Campus Drive, 6th Floor

Marlborough, MA 01752

Attention: Investor Relations

Email: ir@Akoya.com

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE AKOYA SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS ACCOMPANYING THIS NOTICE. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, THE MERGER AGREEMENT, THE MERGER, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS ACCOMPANYING THIS NOTICE.

By Order of the Board of Directors of Akoya Biosciences, Inc.

Scott Mendel

Chair of the Board

Marlborough, MA

           , 2025

REFERENCES TO ADDITIONAL INFORMATION

You may request a copy of the accompanying proxy statement/prospectus, or any other information filed with the SEC by Quanterix or Akoya, without charge, by written or telephonic request directed to the appropriate company at the following contact:

Akoya Biosciences, Inc.

Attention: Chief Legal Officer
100 Campus Drive, 6th Floor
Marlborough, MA 01752
(855) 896-8401

In order for you to receive timely delivery of the documents in advance of the special meeting of Akoya stockholders to be held on        , 2025, which is referred to as the “Akoya Special Meeting,” you must request the information no later than five business days before the date of the Akoya Special Meeting.

If you have any questions about the Akoya Special Meeting, or need to obtain proxy cards or other information, please contact Akoya’s proxy solicitor at the following contact:

Campaign Management

15 West 38th Street, Suite #747, New York, New York 10018
North American Toll-Free Phone:
1-888-725-4553
Email:info@campaign-mgmt.com
Call Collect Outside North America: +1 (212) 632-8422

The contents of the websites of the SEC, Quanterix, Akoya or any other entity are not incorporated in the accompanying proxy statement/prospectus.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Quanterix (Registration No. 333-284932), constitutes a prospectus of Quanterix under Section 5 of the Securities Act with respect to the shares of Quanterix Common Stock to be issued to Akoya stockholders in the transactions contemplated by the Merger Agreement, by and among Quanterix, Merger Sub and Akoya. This document constitutes a proxy statement of Akoya under Section 14(a) of the Exchange Act. This proxy statement/prospectus also constitutes a notice of meeting with respect to the Akoya Special Meeting.

Quanterix has supplied all information contained in this proxy statement/prospectus relating to Quanterix and Merger Sub; and Akoya has supplied all such information relating to Akoya. Quanterix and Akoya have both contributed to such information relating to the Merger.

You should rely only on the information contained in this proxy statement/prospectus. Quanterix and Akoya have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 20, 2025, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise indicated or the context otherwise requires, when used in this proxy statement/prospectus:

●	“2024 Material Weakness” refers collectively to the material weaknesses identified as of December 31, 2024 in the operating effectiveness of Quanterix’s internal controls associated with the accounting for Accelerator Laboratory revenue, a component of Quanterix’s service and other revenue, and the Inventory Valuation MW.
●	“Akoya” refers to Akoya Biosciences, Inc., a Delaware corporation;
●	“Akoya Adjournment Proposal” refers to the proposal for Akoya stockholders to approve the adjournment of the Akoya Special Meeting, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes at the time of the Akoya Special Meeting to approve the Akoya Merger Proposal;
●	“Akoya Board” refers to the board of directors of Akoya;
●	“Akoya Bylaws” refers to Akoya’s amended and restated bylaws;
●	“Akoya Charter” refers to Akoya’s amended and restated certificate of incorporation;
●	“Akoya Common Stock” refers to the common stock, par value $0.00001 per share, of Akoya;
●	“Akoya Merger Proposal” refers to the proposal for Akoya stockholders to adopt the Merger Agreement;
●	“Akoya Record Date” refers to , 2025;
●	“Akoya Special Meeting” refers to the special meeting of Akoya stockholders to consider and vote upon the Akoya Merger Proposal and the Akoya Adjournment Proposal;
●	“Average Quanterix Stock Price” refers to the volume-weighted average trading price of the Quanterix Common Stock on Nasdaq for the five trading days ending on (and including) the trading day that is three trading days prior to the date of the Effective Time;
●	“business day” refers to any day that is not a Saturday, a Sunday or a federal holiday, or a day on which banks are authorized or obligated to be closed in New York, New York;

●	“Cash Consideration” referes to the aggregate Per Share Cash Consideration payable under the Merger Agreement, which in no event will exceed $20.0 million;
●	“Closing” refers to the closing of the Merger;
●	“Closing Date” refers to the date when the Closing occurs, as determined pursuant to the Merger Agreement;
●	“Code” refers to the Internal Revenue Code of 1986, as amended;
●	“Combined Company” refers to Quanterix, following the completion of the Merger whereby Akoya has become a wholly owned subsidiary of Quanterix;
●	“Covington” refers to Covington & Burling LLP, legal counsel to Quanterix;
●	“DGCL” refers to the General Corporation Law of the State of Delaware;
●	“DLA” refers to DLA Piper LLP (US), legal counsel to Akoya;
●	“Effective Time” refers to the time when the Merger becomes effective under the DGCL;
●	“E.U.” refers to the European Union;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“Exchange Ratio” refers to 0.1461 shares of Quanterix Common Stock for each share of Akoya Common Stock (subject to adjustments in the event of any reclassification, stock split, stock dividend or similar change to the number of shares of Akoya Common Stock or Quanterix Common Stock issued and outstanding prior to the Effective Time as a result of certain specified events in the Merger Agreement);
●	“FDA” refers to the U.S. Food and Drug Administration;
●	“GAAP” refers to U.S. generally accepted accounting principles;
●	“Goldman Sachs” refers to Goldman Sachs & Co. LLC, financial advisor to Quanterix in connection with the Merger;
●	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
●	“KPMG” refers to KPMG LLP, Quanterix’s new independent registered public accounting firm for the fiscal year ending December 31, 2025;
●	“LDT” refers to laboratory developed test;
●	“Merger” refers to the merger of Merger Sub with and into Akoya, with Akoya surviving as a wholly owned subsidiary of Quanterix, as contemplated by, subject to and in accordance with the terms of the Merger Agreement;
●	“Merger Agreement” refers to the Amended and Restated Agreement and Plan of Merger, dated April 28, 2025, as it may be further amended from time to time, by and among Quanterix, Merger Sub and Akoya, a copy of which is attached to this proxy statement/prospectus as Annex A;
●	“Merger Consideration” refers to the Cash Consideration and Stock Consideration, taken together;
●	“Merger Sub” refers to Wellfleet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Quanterix;
●	“Nasdaq” refers to The Nasdaq Stock Market LLC;

●	“PWP” refers to Perella Weinberg Partners LP, financial advisor to Akoya in connection with the Merger;
●	“Original Execution Date” refers to the date when the Original Merger Agreement was executed;
●	“Original Merger Agreement” refers to the Agreement and Plan of Merger, dated January 9, 2025, by and among Quanterix, Merger Sub and Akoya, and which was superseded by the Merger Agreement;
●	“Per Share Cash Consideration” refers to $0.38 in cash, without interest, payable for each share of Akoya Common Stock (subject to adjustments in the event of any reclassification, stock split, stock dividend or similar change to the number of shares of Akoya Common Stock issued and outstanding prior to the Effective Time as a result of certain specified events in the Merger Agreement);
●	“Per Share Merger Consideration” refers to the Per Share Cash Consideration and Per Share Stock Consideration, taken together;
●	“Per Share Stock Consideration” refers to the aggregate fully paid and nonassessable shares of Quanterix Common Stock delivered in exchange for each individual cancelled and converted share of Akoya Common Stock as a result of the application of the Exchange Ratio;
●	“Quanterix” refers to Quanterix Corporation, a Delaware corporation;
●	“Quanterix Board” refers to the board of directors of Quanterix;
●	“Quanterix Bylaws” refers to Quanterix’s restated bylaws;
●	“Quanterix Charter” refers to Quanterix’s amended and restated certificate of incorporation;
●	“Quanterix Common Stock” refers to the common stock, par value $0.001 per share, of Quanterix;
●	“Restatement” refers to the restatement of Quanterix’s financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 and for the quarterly and year-to-date (as applicable) periods ended March 31, 2022, June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, and June 30, 2024;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“Share Issuance” refers to the issuance of shares of Quanterix Common Stock in connection with the Merger;
●	“Stock Consideration” refers to the aggregate fully paid and nonassessable shares of Quanterix Common Stock delivered in exchange for cancelled and converted Akoya Common Stock; and
●	“Termination Date” refers to August 31, 2025.

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QUESTIONS AND ANSWERS

The following questions and answers briefly address some questions that you, as a Akoya stockholder, may have regarding the Merger and the other matters being considered at the Akoya Special Meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See the section titled “Summary” for a summary of important information regarding the Merger Agreement, the Merger and the related transactions. Additional important information is contained in the annexes to this proxy statement/prospectus.

Why am I receiving this proxy statement/prospectus?

You are receiving this proxy statement/prospectus because Quanterix and Akoya have entered into the Merger Agreement, which provides for the combination of Akoya and Quanterix through a merger of Merger Sub with and into Akoya, with Akoya continuing as the surviving corporation and as a wholly owned subsidiary of Quanterix. The Merger Agreement, which governs the terms and conditions of the Merger, is attached as Annex A hereto.

Your vote is requested in connection with the Merger. Akoya is sending these materials to its stockholders to help them decide how to vote their shares with respect to the adoption of the Merger Agreement and other important matters.

What matters am I being asked to vote on?

In order to complete the Merger, among other things, Akoya stockholders must approve the Akoya Merger Proposal.

Akoya is holding the Akoya Special Meeting to obtain approval of the Akoya Merger Proposal. At the Akoya Special Meeting, Akoya stockholders will also be asked to consider and vote on the Akoya Adjournment Proposal.

Does my vote matter?

Yes, your vote is very important, regardless of the number of shares that you own. The Merger cannot be completed unless the Akoya Merger Proposal is approved by Akoya stockholders.

The approval of the Akoya Adjournment Proposal is not required to complete the Merger, but is important in case it is necessary or advisable to adjourn the Akoya Special Meeting, including to solicit additional proxies if there are insufficient votes at the time of such meeting.

When and where will the Akoya Special Meeting take place?

The Akoya Special Meeting will be held at           located at            , at           , on            , 2025.

If you are a stockholder of record of Akoya as of              , 2025, the Akoya Record Date, you are entitled to receive notice of, and cast a vote at, the Akoya Special Meeting. Each holder of Akoya Common Stock is entitled to cast one vote on each matter properly brought before the Akoya Special Meeting for each share of Akoya Common Stock that such holder owned of record as of the Akoya Record Date. You may submit your proxy before the Akoya Special Meeting in one of the following ways:

●	Telephone voting — use the toll-free number shown on your proxy card;
●	Via the Internet — visit the website shown on your proxy card to vote via the Internet; or
●	Mail — complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record as of the Akoya Record Date, you may also cast your vote in person at the Akoya Special Meeting.

If you hold shares in “street name” through a bank, broker or other nominee, you will receive separate voting instructions from your bank, broker or other nominee. Please follow such instructions.

Even if you plan to attend the Akoya Special Meeting, Akoya recommends that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Akoya Special Meeting.

What will Akoya stockholders receive for their shares of Akoya Common Stock if the Merger is completed?

At the Effective Time, by virtue of the Merger: (i) each share of Akoya Common Stock held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Akoya or Quanterix or by Akoya as treasury shares (collectively, the “Excluded Shares”), in each case will be cancelled and retired without consideration and (ii) each share of Akoya Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as may be adjusted in accordance with the Merger Agreement) and (B) $0.38 in cash, without interest (as may be adjusted in accordance with the Merger Agreement).

No fractional shares of Quanterix Common Stock will be issued in connection with the Merger, and Akoya stockholders who would have otherwise been entitled to receive a fraction of a share of Quanterix Common Stock will receive cash in lieu of fractional shares, which cash payments will be determined based on the volume-weighted average trading price of the Quanterix Common Stock on Nasdaq for the five trading days ending on (and including) the trading day that is three trading days prior to the date of the Effective Time.

How does the Akoya Board recommend that I vote at the Akoya Special Meeting?

The Akoya Board unanimously recommends that you vote “FOR” the Akoya Merger Proposal and “FOR” the Akoya Adjournment Proposal. For a description of factors considered by the Akoya Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and additional information on the recommendation of the Akoya Board, see the section titled “The Merger — Akoya’s Reasons for the Merger and Recommendation of the Akoya Board.”

In considering the recommendations of the Akoya Board, Akoya stockholders should be aware of any interests in the Merger that Akoya directors and executive officers may have that are different from, or in addition to, their interests as Akoya stockholders generally. For more information, see the section titled “Interests of Akoya Directors and Executive Officers in the Merger.”

Who is entitled to vote at the Akoya Special Meeting?

All holders of record of shares of Akoya Common Stock who held shares at the close of business on, 2025, are entitled to receive notice of, and to vote at, the Akoya Special Meeting. Each share of Akoya Common Stock is entitled to one vote per share. Attendance at the Akoya Special Meeting is not required to vote. See below and the section titled “The Akoya Special Meeting — Methods of Voting” for instructions on how to vote without attending the Akoya Special Meeting.

The list of Akoya stockholders entitled to vote at the Akoya Special Meeting will be available at Akoya’s principal executive offices, located at Akoya Corporation, 100 Campus Drive, 6th Floor, Marlborough, MA 01752, during ordinary business hours for examination by any Akoya stockholder for any purpose germane to the Akoya Special Meeting for a period of 10 days prior to the Akoya Special Meeting and during the whole time of the Akoya Special Meeting.

What is a proxy?

A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. You can vote your shares by proxy via the Internet, telephone or mail, and instructions regarding all methods of voting are provided on the proxy card. If you hold shares beneficially through a broker, bank or other nominee in “street name,” you should follow the voting instructions provided by your broker, bank or other nominee.

How many votes do I have at the Akoya Special Meeting?

Each Akoya stockholder is entitled to one vote on each proposal for each share of Akoya Common Stock held of record at the close of business on the Akoya Record Date. At the close of business on the Akoya Record Date, there were            shares of Akoya Common Stock outstanding.

What constitutes a quorum for the Akoya Special Meeting?

A quorum is the minimum number of shares required to be represented, either through attendance at the Akoya Special Meeting or through representation by proxy, to hold a valid meeting.

The presence at the Akoya Special Meeting, in person or by proxy, of holders representing a majority of the shares of the Akoya Common Stock entitled to vote at the meeting as of the Akoya Record Date constitutes a quorum for the transaction of business at the Akoya Special Meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Akoya Special Meeting.

What happens if the Merger is not completed?

If the Akoya Merger Proposal is not approved by Akoya stockholders or if the Merger is not completed for any other reason, Akoya stockholders will not receive the Merger Consideration or any other consideration in connection with the Merger, and their shares of Akoya Common Stock will remain outstanding.

If the Merger is not completed, Akoya will remain an independent public company, the Akoya Common Stock will continue to be listed and traded on the Nasdaq Global Select Market under the symbol “AKYA” and Quanterix will not issue the Merger Consideration contemplated by the Merger Agreement.

If the Merger Agreement is terminated under specified circumstances, Akoya may be required to pay a termination fee of $2.6 million to Quanterix. See the sections titled “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement —  Termination Fee and Expenses” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination fee may be payable by Akoya.

How can I vote my shares?

If you are a stockholder of record of Akoya as of      , 2025, the Akoya Record Date, you are entitled to receive notice of, and cast a vote at, the Akoya Special Meeting. Each holder of Akoya Common Stock is entitled to cast one vote on each matter properly brought before the Akoya Special Meeting for each share of Akoya Common Stock that such holder owned of record as of the Akoya Record Date. You may submit your proxy before the Akoya Special Meeting in one of the following ways:

●	Telephone voting — use the toll-free number shown on your proxy card;
●	Via the Internet — visit the website shown on your proxy card to vote via the Internet; or
●	Mail — complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record as of the Akoya Record Date, you may also cast your vote in person at the Akoya Special Meeting.

If you hold shares in “street name” through a bank, broker or other nominee, you will receive separate voting instructions from your bank, broker or other nominee. Please follow such instructions.

What is a “broker non-vote”?

Banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” or “discretionary” but not with respect to “non-routine” or “non-discretionary” matters, as applicable. All of the proposals currently expected to be voted on at the Akoya Special Meeting are “non-routine” or “non-discretionary” matters, as applicable.

A “broker non-vote” occurs on a proposal when (i) a broker, bank or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the broker, bank or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Akoya Special Meeting are non-routine or non-

discretionary matters for which brokers do not have discretionary authority to vote, Akoya does not expect there to be any broker non-votes at the Akoya Special Meeting. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other nominee, your shares of Akoya Common Stock, will not be voted.

What stockholder vote is required for the approval of each Akoya proposal at the Akoya Special Meeting? What will happen if I fail to vote or abstain from voting on each Akoya proposal at the Akoya Special Meeting?

Akoya Proposal 1: Akoya Merger Proposal

Approval of the Akoya Merger Proposal requires the affirmative vote of holders of a majority of the shares of Akoya Common Stock outstanding as of the Akoya Record Date and entitled to vote on the Akoya Merger Proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Akoya Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Akoya Merger Proposal, it will have the same effect as a vote “AGAINST” the Akoya Merger Proposal.

Akoya Proposal 2: Akoya Adjournment Proposal

Approval of the Akoya Adjournment Proposal requires the affirmative vote of a majority in voting power of the shares of Akoya Common Stock present in person or represented by proxy at the Akoya Special Meeting and entitled to vote. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Akoya Adjournment Proposal. Shares of Akoya Common Stock not present and broker non-votes, if any, will have no effect on such proposal.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?

If your shares of Akoya Common Stock are registered directly in your name with the transfer agent of Akoya, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote directly at the Akoya Special Meeting. You may also grant a proxy directly to Akoya, or to a third party to vote your shares at the Akoya Special Meeting.

If your shares of Akoya Common Stock are held by a brokerage firm, bank, dealer or other similar organization, trustee, or nominee, you are considered the beneficial owner of shares held in “street name.” Your brokerage firm, bank, dealer or other similar organization, trustee, or nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares. You should follow the instructions provided by your brokerage firm, bank, dealer or other similar organization, trustee, or nominee to vote your shares.

In order to attend and vote at the Akoya Special Meeting, you should follow the voting instructions provided by your bank, broker or other nominee. If you hold your shares of Akoya Common Stock through a stockbroker, nominee, fiduciary or other custodian you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the Akoya Special Meeting. You should contact your bank or brokerage account representative to obtain a legal proxy.

If my shares of Akoya Common Stock are held in “street name” by my brokerage firm, bank, dealer or other similar organization, trustee, or nominee, will my brokerage firm, bank, dealer or other similar organization, trustee, or nominee automatically vote those shares for me?

No. Your bank, broker or other nominee will only be permitted to vote your shares of Akoya Common Stock at the Akoya Special Meeting if you instruct your bank, broker or other nominee. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Banks, brokers and other nominees who hold shares Akoya Common Stock in “street name” for their customers have authority to vote on “routine” and “discretionary” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine and non-discretionary matters, which include all of the proposals currently expected to be voted on at the Akoya Special Meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.

Broker non-votes, if any, will have the same effect as a vote “AGAINST” the Akoya Merger Proposal. Broker non-votes, if any, will have no effect on the Akoya Adjournment Proposal.

What should I do if I receive more than one set of voting materials for the same special meeting?

If you hold shares of Akoya Common Stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Akoya Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Akoya Special Meeting.

Record Holders. For shares held directly, you can vote your shares by proxy via the Internet, telephone or mail, and instructions regarding all three methods of voting are provided on the proxy card.

Shares Held in “Street Name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by each such bank, broker or other nominee to submit a proxy or vote your shares.

If a stockholder gives a proxy, how are the shares of Akoya Common Stock voted?

Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Akoya Common Stock, in the way that you indicate. For each item before the Akoya Special Meeting, you may specify whether your shares of Akoya Common Stock should be voted “for” or “against,” or abstain from voting.

For more information regarding how your shares will be voted if you properly sign, date and return a proxy card, but do not indicate how your Akoya Common Stock, should be voted, for more information see the section titled “— How will my shares be voted if I return a blank proxy?”

How will my shares be voted if I return a blank proxy?

If you sign, date and return your proxy and do not indicate how you want your shares of Akoya Common Stock to be voted, then your shares of Akoya Common Stock will be voted in accordance with the recommendation of the Akoya Board: “FOR” the Akoya Merger Proposal and “FOR” the Akoya Adjournment Proposal.

Can I change my vote after I have submitted my proxy?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Akoya Special Meeting by: (a) sending a signed written notice of revocation to Akoya’s Corporate Secretary; (b) providing new voting instructions over the Internet or telephone as instructed on your proxy card; (c) submitting a properly signed and dated proxy card with a later date that is received by Akoya’s Corporate Secretary; or (d) attending the Akoya Special Meeting and voting in person at the Akoya Special Meeting. Only your last submitted proxy will be considered. If you beneficially hold shares in “street name,” you must contact the broker or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy.

If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Where can I find the voting results of the Akoya Special Meeting?

The preliminary voting results for the Akoya Special Meeting are expected to be announced at that special meeting. In addition, no later than four business days following certification of the final voting results, Akoya will file the final voting results of the Akoya Special Meeting (or, if the final voting results have not yet been certified, the preliminary results) with the SEC on a Current Report on Form 8-K.

What will happen to Akoya as a result of the Merger?

Upon the terms and subject to the conditions set forth in the Merger Agreement, Quanterix will acquire all of the outstanding shares of Akoya through a merger of Merger Sub with and into Akoya, with Akoya continuing as the Surviving Corporation and as a wholly owned subsidiary of Quanterix. Furthermore, shares of Akoya Common Stock will be delisted from the Nasdaq Global Select Market and will no longer be publicly traded.

Where will the shares of Quanterix Common Stock that Akoya stockholders receive in the Merger be publicly traded?

Assuming the Merger is completed, the shares of Quanterix Common Stock that Akoya stockholders receive in the Merger will be listed and traded on the Nasdaq Global Market under the symbol “QTRX.”

Do Akoya stockholders have dissenters’ or appraisal rights?

Yes. Record holders and beneficial owners of Akoya Common Stock who comply with the procedures set forth in Section 262 of the DGCL will be entitled to appraisal rights if the Merger is completed. Under Section 262 of the DGCL, record holders and beneficial owners of shares of Akoya Common Stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost (“Dissenting Shares”) are entitled to have such shares of Akoya Common Stock appraised by the Delaware Court of Chancery. Shares of Akoya Common Stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but instead will be cancelled and represent the right to receive, in lieu of the Merger Consideration, a cash payment that is equal to the fair value of their shares of Akoya Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger), as determined by the Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 of the DGCL. The fair value of such shares of Akoya Common Stock could be more than, less than, or equal to the Merger Consideration. Akoya is required to send a notice to that effect to each record holder, as of the Record Date, of Akoya Common Stock not less than 20 days prior to the Akoya Special Meeting and include in the notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Akoya’s notice to the record holders of Akoya Common Stock that appraisal rights are available in connection with the Merger, and the full text of Section 262 of the DGCL is set forth in Annex G attached hereto. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS. For more information regarding Akoya stockholders’ appraisal rights, see the section titled “Appraisal Rights.”

Do Quanterix stockholders have dissenters’ or appraisal rights?

No. No appraisal rights are available to Quanterix stockholders in connection with the Merger under the DGCL.

Are there any risks that I should consider in deciding whether to vote for the approval of the Akoya Merger Proposal?

Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors.”

What happens if I sell my shares of Akoya Common Stock after the Akoya Record Date but before the Akoya Special Meeting?

The Akoya Record Date is earlier than the date of the Akoya Special Meeting. If you sell or otherwise transfer your shares of Akoya Common Stock after the Akoya Record Date but before the Akoya Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Akoya Special Meeting.

Who will solicit and pay the cost of soliciting proxies?

Akoya has engaged Campaign Management to assist in the solicitation of proxies for the Akoya Special Meeting. Akoya estimates that it will pay Campaign Management a fee of approximately $9,500, plus reimbursement for certain out-of-pocket disbursements and expenses. Akoya has agreed to indemnify Campaign Management against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Akoya also may reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Akoya Common Stock. Akoya directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

When is the Merger expected to be completed?

The Merger is expected to close in the second quarter of fiscal year 2025, subject to the approval of Akoya’s stockholders, regulatory approvals, and other Closing conditions. See the section titled “The Merger Agreement — Conditions to the Consummation of the Merger.”

What are the conditions to the Merger?

The Merger is subject to a number of conditions to Closing as specified in the Merger Agreement. These Closing conditions include, among others: (i) receipt of the approval by Akoya stockholders of the Akoya Merger Proposal; (ii) the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, as amended by any post-effective amendment, having become effective under the Securities Act and not being the subject of any action by the SEC seeking a stop order; (iii) the waiting period applicable to the Merger under the HSR Act having expired or been terminated, any mandatory waiting period or required clearance, approval or consent applicable to the Merger under any other applicable competition or antitrust law having expired or been obtained (except where the failure to observe such waiting period or obtain a clearance, approval or consent would not have a material adverse effect), and each other clearance, approval or consent with respect to the Merger by any relevant governmental authority asserting jurisdiction under any other applicable antitrust law having been deemed to be cleared, approved or consented to under such other antitrust laws; (iv) the absence of any order issued or entered, or any law enacted or promulgated, after the Original Execution Date by any governmental body and having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (v) the submission by Quanterix to Nasdaq of a notification of shares of Quanterix Common Stock to be issued in connection with the Merger (including those to be reserved upon exercise of options to acquire shares of Akoya Common Stock and the settlement of restricted stock units in respect of shares of Akoya Common Stock) as contemplated by the Merger Agreement; (vi) subject to certain exceptions, the accuracy of the representations and warranties of the parties to the Merger Agreement; (vii) performance by each party of its respective obligations under the Merger Agreement; and (viii) the absence of a “Material Adverse Effect” (as defined and discussed below) with respect to each of Akoya and Quanterix.

What respective equity stakes will Quanterix stockholders and Akoya stockholders hold in the Combined Company immediately following the Merger?

Upon completion of the Merger, each share of Akoya Common Stock outstanding as of immediately prior to the Effective Time, other than Excluded Shares, will be converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as may be adjusted in accordance with the Merger Agreement and subject to adjustments in the event of any stock split or similar change to the number of shares of Akoya Common Stock or Quanterix Common Stock issued and outstanding prior to the Effective Time as a result of specified events, as specified in the Merger Agreement and (B) $0.38 in cash, without interest (as may be adjusted in accordance with the Merger Agreement). Based on the number of shares of Quanterix Common Stock and Akoya Common Stock outstanding as of May 1, 2025, upon completion of the Merger, the current Quanterix stockholders are expected to own approximately 84.20% of the outstanding Quanterix Common Stock and former Akoya stockholders are expected to own approximately 15.80% of the outstanding Quanterix Common Stock.

Because the Exchange Ratio is fixed, the relative ownership interests of Quanterix stockholders and former Akoya stockholders in the Combined Company immediately following the Merger will depend on the number of shares of Quanterix Common Stock and Akoya Common Stock issued and outstanding immediately prior to the Merger.

If I am an Akoya stockholder, how will I receive the Merger Consideration to which I am entitled?

If you are a holder of certificates that represent eligible Akoya Common Stock (“Akoya Stock Certificates”), a notice advising you of the effectiveness of the Merger and a letter of transmittal and instructions for the surrender of your Akoya Stock Certificates will be mailed to you as soon as practicable after the Effective Time. After receiving proper documentation from you, an exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Quanterix Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (ii) a check in the amount equal to (x) the Per Share Cash Consideration that you have a right to receive pursuant to the Merger Agreement plus (y) the cash payable in lieu of any fractional shares of Quanterix Common Stock that would have been otherwise issuable to you as Merger Consideration.

If you are a holder of book-entry shares representing eligible Akoya Common Stock (“Akoya book-entry shares”) held through a broker, bank or other nominee that is a member institution of the Depository Trust Company (“DTC”), an exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date the Merger Consideration, including the shares of Quanterix Common Stock issuable to you, the Per Share Cash Consideration and cash in lieu of any fractional shares that would have been issuable to you as Merger Consideration, in each case, that DTC has the right to receive, and DTC or its nominees will credit to your account at your broker, bank or other nominee, your applicable portions of that Merger Consideration.

If you are a stockholder of record of Akoya book-entry shares which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the Effective Time, (i) a notice advising you of the effectiveness of the Merger, (ii) a statement reflecting the aggregate whole number of shares of Quanterix Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (iii) a check in the amount equal to (x) the Per Share Cash Consideration that you have a right to receive pursuant to the Merger Agreement, plus (y) the fractional shares of Quanterix Common Stock that would have otherwise been issuable to you as Merger Consideration.

No interest will be paid or accrued on any amount payable for Akoya Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.

What are certain of the material U.S. federal income tax consequences of the Merger to U.S. holders of shares of Akoya Common Stock?

The exchange of Akoya Common Stock for cash and shares of Quanterix Common Stock in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local or other tax laws. In general, for such purposes, a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) that receives cash and shares of Quanterix Common Stock in the Merger in exchange for shares of Akoya Common Stock will be subject to U.S. federal income tax on the amount of gain or loss recognized. The gain or loss recognized for U.S. federal income tax purposes as a result of the Merger generally will equal to the difference, if any, between (i) the sum of the amount of cash (including cash in lieu of fractional shares of Quanterix Common Stock) and the fair market value, at the time of the Merger, of the shares of Quanterix Common Stock received by the U.S. holder in the Merger and (ii) such U.S. holder’s adjusted tax basis in its Akoya Common Stock surrendered.

For further information, see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”

Should I send in my Akoya Common Stock certificates now?

No. Please do not send your Akoya Common Stock certificates now. If you are a stockholder of record with your shares held in certificated form, you will receive instructions for returning such certificates to the exchange agent in connection with the Merger. Please do not send in your stock certificates with your proxy card.

What should I do now?

You should read this proxy statement/prospectus carefully and in its entirety, including the annexes.

After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the Akoya Special Meeting. Please follow the instructions set forth on the Akoya proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your bank, broker or other nominee.

What is householding?

Householding is a procedure approved by the SEC under which a single copy of certain materials are delivered to multiple stockholders of Akoya, who share the same address, unless a contrary instruction is received from one or more of such stockholders. Akoya has previously adopted householding for stockholders of record. As a result, stockholders with the same address and last name may receive only one copy of this proxy statement/prospectus from Akoya. Requests for additional copies of this proxy statement/prospectus should be directed to Akoya Biosciences, Inc., Attention: Chief Legal Officer, 100 Campus Drive, 6th Floor, Marlborough, MA 01752. “Street name” stockholders may contact their broker, bank, or other nominee to request information about householding.

Who will count the votes?

For Akoya, the votes will be counted by Broadbridge Financial Solutions, Inc., who will act as the inspector of election appointed for the Akoya Special Meeting.

What should I do if I previously received a copy of a joint proxy statement/prospectus from Quanterix or Akoya?

If you previously received a copy of the joint proxy statement/prospectus of Quanterix and Akoya that was mailed to the Quanterix stockholders and Akoya stockholders on or about April 15, 2025 (the “Original Proxy Statement/Prospectus”), you should disregard the Original Proxy Statement/Prospectus in all respects and instead refer to this proxy statement/prospectus.

The Original Proxy Statement/Prospectus contained certain unaudited prospective financial information of Quanterix (the “Original Quanterix Projections”). The Original Quanterix Projections are not included in this proxy statement/prospectus. You should not rely on the Original Quanterix Projections in any respect, including with regard to the expected future financial performance of Quanterix or in connection with any decision regarding the Akoya Merger Proposal. The Original Quanterix Projections are not predictive of actual future results, and they should not be relied on as such.

The Original Proxy Statement/Prospectus contained certain unaudited prospective financial information of Akoya (the “Original Akoya Projections”). The Original Akoya Projections are not included in this proxy statement/prospectus, and have been replaced with certain projections for Akoya included in the Akoya Projections (as defined below) in the section titled “The Merger - Certain Akoya Unaudited Prospective Financial Information.” You should not rely on the Original Akoya Projections in any respect, including with regard to the expected future financial performance of Akoya or in connection with any decision regarding the Akoya Merger Proposal. The Original Akoya Projections and the Akoya Projections are not predictive of actual future results, and they should not be relied on as such.

Whom do I call if I have questions about the Akoya Special Meeting or the Merger?

If you have questions about the Akoya Special Meeting or the Merger, or desire additional copies of this proxy statement/prospectus or additional proxies, you may use the contact information below:

Akoya Biosciences, Inc.

Attention: Chief Legal Officer

100 Campus Drive, 6th Floor

Marlborough, MA 01752

(855) 896-8401

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you as a Quanterix stockholder or Akoya stockholder. For a more complete description of the terms of the Merger, you should read carefully this entire proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items.

The Parties to the Merger (Page 93)

Quanterix Corporation

Quanterix is a life sciences company that develops and commercializes next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. Quanterix’s platforms are based on its proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of Quanterix’s Simoa platforms to detect proteins in the femtomolar range enables the development of novel therapies and diagnostics and has the potential to identify early-stage disease markers before symptoms appear to facilitate a paradigm shift in healthcare from an emphasis on later-stage treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention. Quanterix’s Simoa platforms have achieved significant commercial adoption with an installed base of over 1,000 instruments, and scientific validation with citations in more than 3,200 scientific publications in areas of high unmet medical need and research interest such as neurology, oncology and immunology, and inflammation.

The principal business address of Quanterix is 900 Middlesex Turnpike, Billerica, MA 01821 and its telephone number is (617) 301-9400.

Akoya Biosciences, Inc.

Akoya is an innovative life sciences technology company delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Akoya’s mission is to bring context to the world of biology and human health through the power of spatial phenotyping. Spatial phenotyping refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Through Akoya’s PhenoCycler® (formerly CODEX) and PhenoImager® (formerly Phenoptics) platforms, reagents, software, and services, they offer end-to-end solutions to perform tissue analysis and spatial phenotyping across the full continuum from discovery through translational and clinical research and diagnostics.

The principal business address of Akoya is 100 Campus Drive, 6th Floor, Marlborough, MA 01752 and its telephone number is (855) 896-8401.

Wellfleet Merger Sub, Inc.

Merger Sub was formed by Quanterix for the sole purpose of effecting the Merger. Merger Sub has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Akoya, with Akoya continuing as the Surviving Corporation and as a wholly owned subsidiary of Quanterix, and the separate existence of Merger Sub will cease. Merger Sub’s principal executive offices are located at 900 Middlesex Turnpike, Billerica, MA 01821, and its telephone number is (617) 301-9400.

The Merger and the Merger Agreement (Pages 206 and 257)

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A hereto. Quanterix and Akoya encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.

On January 9, 2025, Quanterix, Merger Sub and Akoya entered into the Original Merger Agreement. On April 28, 2025, the parties entered into the Merger Agreement, which amended and restated, and superseded, the Original Merger Agreement. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Akoya, with Akoya continuing as the Surviving Corporation, and as a wholly owned subsidiary of Quanterix.

Merger Consideration (Page 207)

At the Effective Time, by virtue of the Merger: (i) the Excluded Shares, consisting of each share of Akoya Common Stock held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Akoya or Quanterix or by Akoya as treasury shares, in each case will be cancelled and retired without consideration, (ii) Dissenting Shares will be cancelled and cease to exist, and the holder thereof will only have the right to receive the fair value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL and (iii) each share of Akoya Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as may be adjusted in accordance with the Merger Agreement) and (B) $0.38 in cash, without interest (as may be adjusted in accordance with the Merger Agreement).

No fractional shares of Quanterix Common Stock will be issued in connection with the Merger, and Akoya stockholders who would have otherwise been entitled to receive a fraction of a share of Quanterix Common Stock will receive cash in lieu of fractional shares, which cash payments will be determined based on the volume-weighted average trading price of the Quanterix Common Stock on Nasdaq for the five trading days ending on (and including) the trading day that is three trading days prior to the date of the Effective Time.

Treatment of Akoya Equity Awards (Page 259)

Akoya RSUs

As of immediately prior to the Effective Time, each restricted stock unit in respect of shares of Akoya Common Stock (each, an “Akoya RSU”) that is outstanding immediately prior to the Effective Time (a “Rollover RSU”) will automatically be converted into an award of restricted stock units with respect to the right to receive, upon vesting, the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Rollover RSU award immediately prior to the Effective Time and treating such Rollover RSUs in the same manner as outstanding shares of Akoya Common Stock for such purposes. Such Rollover RSUs will be otherwise subject to the same terms and conditions, including vesting, as were applicable to the relevant Akoya RSU. As of immediately prior to the Effective Time, each Akoya RSU that is outstanding and vested (“Settled RSUs”), including such Akoya RSUs that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time will be so accelerated in accordance with their terms, will automatically be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Akoya RSU.

Akoya Options

As of immediately prior to the Effective Time, each option to acquire shares of Akoya Common Stock (each, an “Akoya Option”) that is outstanding will, if unvested, become vested, and automatically:

●	terminate and be cancelled without any consideration payable if the per share exercise price for the shares of Akoya Common Stock underlying such Akoya Option is equal to or greater than the sum of (i) the Per Share Cash Consideration and (ii) the product of the Per Share Stock Consideration and the Average Quanterix Stock Price (such sum, the “Per Share Merger Consideration Value”); and
●	terminate and be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of a number of shares of Akoya Common Stock determined assuming a synthetic cashless exercise of such Akoya Options as determined based on the aggregate excess of the per share exercise price of such Akoya Options divided by the Per Share Merger Consideration Value, if the per share exercise price for the shares of Akoya Common Stock underlying such Akoya Option is less than the Per Share Merger Consideration Value (with such Akoya Options described in this bullet being referred to as “Settled Options”).

Quanterix’s Reasons for the Merger (Page 227)

The Quanterix Board approved the Merger Agreement. For a description of factors considered by the Quanterix Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the Share Issuance, and additional information on the recommendation of the Quanterix Board, see the section titled “The Merger — Quanterix’s Reasons for the Merger.”

Akoya’s Reasons for the Merger and Recommendation of the Akoya Board (Page 232)

The Akoya Board unanimously recommends that you vote “FOR” the Akoya Merger Proposal and “FOR” the Akoya Adjournment Proposal. For a description of factors considered by the Akoya Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and additional information on the recommendation of the Akoya Board, see the section titled “The Merger — Akoya’s Reasons for the Merger and Recommendation of the Akoya Board.”

Opinion of Akoya’s Financial Advisor (Page 237; Annex F)

On April 27, 2025, PWP rendered its oral opinion, subsequently confirmed in writing, to the Akoya Board to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth therein the Per Share Merger Consideration in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to holders of outstanding shares of Akoya Common Stock.

PWP’s opinion was directed to the Akoya Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of outstanding shares of Akoya Common Stock of the Per Share Merger Consideration in the Merger pursuant to the Merger Agreement and did not address any other term, aspect or implication (financial or otherwise) of the Merger. The summary of PWP’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex F to this proxy statement/prospectus and sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken and other matters considered by PWP in preparing its opinion. However, neither PWP’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any holder of Akoya Common Stock as to how such holder should vote or act on any matter relating to the Merger. PWP noted that, pursuant to Section 2.08(e) and 2.08(f) of the Merger Agreement, the Per Share Stock Consideration and Per Share Cash Consideration are subject to adjustment in certain circumstances. PWP assumed, at the direction of the Akoya Board, that no such adjustments will be made and, accordingly, expressed no opinion with respect to such potential adjustments.

The Akoya Special Meeting (Page 200)

The Akoya Special Meeting will be held on at , at located at . A holder of Akoya Common Stock may vote by proxy or at the Akoya Special Meeting. If you hold your shares of Akoya Common Stock in your name as a holder of record, to submit a proxy, you, as a holder of Akoya Common Stock, may use one of the following methods: by telephone, through the Internet or by mail.

At the Akoya Special Meeting, holders of Akoya Common Stock will be asked to consider and vote on the following proposals:

●	the Akoya Merger Proposal; and
●	the Akoya Adjournment Proposal.

The holders of a majority of the shares of Akoya Common Stock entitled to vote at the meeting must be present or represented by proxy at the Akoya Special Meeting to constitute a quorum for action on that matter at the Akoya Special Meeting. If you fail to submit a proxy or to vote at the Akoya Special Meeting on a proposal, or fail to instruct your bank, broker, trustee or other nominee how to vote on any proposals, your shares of Akoya Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

After a share of Akoya Common Stock is represented at the Akoya Special Meeting, it will be counted for the purpose of determining a quorum not only at the Akoya Special Meeting but also at any adjournment or postponement of the Akoya Special Meeting, unless a new record date is or must be fixed for that adjourned meeting. In the event that a quorum is not present at the Akoya Special Meeting, it is expected that the Akoya Special Meeting will be adjourned or postponed.

At the Akoya Special Meeting, each share of Akoya Common Stock is entitled to one vote on all matters properly submitted to holders of Akoya Common Stock.

Akoya Proposal 1: Akoya Merger Proposal

Approval of the Akoya Merger Proposal requires the affirmative vote of holders of a majority of the shares of Akoya Common Stock outstanding as of the Akoya Record Date and entitled to vote on the proposal. Shares of Akoya Common Stock not present, and shares present and not voted, whether by broker non-vote or otherwise, will have the same effect as a vote “AGAINST” the Akoya Merger Proposal. Abstentions will have the same effect as a vote “AGAINST” the Akoya Merger Proposal.

Akoya Proposal 2: Akoya Adjournment Proposal

The approval of the Akoya Adjournment Proposal by holders of Akoya Common Stock is not a condition to the completion of the Merger. Approval of the Akoya Adjournment Proposal requires the affirmative vote of a majority in voting power of the shares of Akoya Common Stock present and entitled to vote at the Akoya Special Meeting. Shares of Akoya Common Stock not present and broker non-votes will have no effect on the Akoya Adjournment Proposal. Abstentions will have the same effect as a vote “AGAINST” the Akoya Adjournment Proposal.

Interests of Quanterix Directors and Executive Officers in the Merger (Page 293)

Other than with respect to continued service for, employment by and/or the right to continued indemnification by the Combined Company, as of the date of this proxy statement/prospectus, Quanterix directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Quanterix stockholders generally. For more information, see the section titled “Interests of Quanterix Directors and Executive Officers in the Merger.”

Interests of Akoya Directors and Executive Officers in the Merger (Page 294)

The directors and executive officers of Akoya have interests in the Merger that are different from, or in addition to, the interests of stockholders of Akoya generally. The members of the Akoya Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that the stockholders of Akoya approve the Akoya Merger Proposal. Additional interests of the directors and executive officers of Akoya in the Merger include (i) the payment of certain severance and other benefits upon a qualifying termination of employment or service following the completion of the Merger, (ii) continued employment or service on the board of the Combined Company and (iii) the continued provision of indemnification and insurance coverage for current and former directors and executive officers of Akoya in accordance with the Merger Agreement. Akoya’s stockholders should take these interests into account in deciding whether to vote “FOR” the Akoya Merger Proposal.

See the sections titled “Interests of Akoya Directors and Executive Officers in the Merger” and “The Merger Agreement - Indemnification of Officers and Directors” for a more detailed description of these interests.

Certain Beneficial Owners of Akoya Common Stock (Page 322)

At the close of business on May 1, 2025, the members of the Akoya Board and Akoya’s executive officers and their affiliates, as a group, beneficially owned 8.9% of the shares of Akoya Common Stock.

Akoya currently expects that all members of the Akoya Board and Akoya’s executive officers will vote their shares of Akoya Common Stock “FOR” the Akoya Merger Proposal and “FOR” the Akoya Adjournment Proposal. For more information regarding the security ownership of the members of the Akoya Board and Akoya’s executive officers, see the section titled “Certain Beneficial Owners of Akoya Common Stock.”

Post-Closing Governance (Page 249)

The Merger Agreement provides that, as of the Effective Time, the Quanterix Board will consist of nine directors, seven of whom will be existing members of the Quanterix Board and two of whom will be nominated by the Akoya Board prior to the Effective Time and replace two existing members of the Quanterix Board from two separate classes of directors, who would resign as directors of Quanterix as of immediately prior to the Effective Time.

From and after the Effective Time, the directors and officers of Merger Sub as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation until any respective successors have been duly elected.

Ownership of the Combined Company (Page 254)

Based on the number of shares of Quanterix Common Stock and Akoya Common Stock outstanding as of May 1, 2025 upon completion of the Merger, the current Quanterix stockholders are expected to own approximately 84.20% of the outstanding Quanterix Common Stock and former Akoya stockholders are expected to own approximately 15.80% of the outstanding Quanterix Common Stock.

Regulatory Approvals and Related Matters (Page 254)

The obligations of Quanterix and Akoya to consummate the Merger are subject to, among other conditions, the expiration or earlier termination of any waiting period (and any extension thereof) under the HSR Act. The parties filed their respective notification and report forms pursuant to the HSR Act on January 24, 2025, and the 30-calendar-day waiting period under the HSR Act expired at 11:59 p.m. Eastern Time on February 24, 2025.

Appraisal Rights (Page 258)

Record holders and beneficial owners of Akoya Common Stock who comply with the procedures set forth in Section 262 of the DGCL will be entitled to appraisal rights if the Merger is completed. Under Section 262 of the DGCL, Dissenting Shares are entitled to have such shares of Akoya Common Stock appraised by the Delaware Court of Chancery. Shares of Akoya Common Stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but instead will be canceled and represent the right to receive, in lieu of the Merger Consideration, a cash payment that is equal to the fair value of their shares of Akoya Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger), as determined by the Delaware Court of Chancery, together with interest, if any, as determined in accordance with Section 262 of the DGCL. The fair value of such shares of Akoya Common Stock could be more than, less than, or equal to the Merger Consideration. Akoya is required to send a notice to that effect to each holder of Akoya Common Stock not less than 20 days prior to the Akoya Special Meeting and include in the notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Akoya’s notice to the record holders of Akoya Common Stock that appraisal rights are available in connection with the Merger, and the full text of Section 262 of the DGCL is attached hereto as Annex G. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.

For more, see the section titled “Appraisal Rights.”

Conditions to the Consummation of the Merger (Page 271)

Mutual Conditions

The respective obligations of Quanterix and Akoya to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver in writing (by Quanterix and Akoya) of the following conditions:

●	receipt of the approval by Akoya stockholders of the Akoya Merger Proposal;
●	the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, as amended by any post-effective amendment, having become effective under the Securities Act and not being the subject of any action by the SEC seeking a stop order;
●	the waiting period applicable to the Merger under the HSR Act having expired or been terminated, any mandatory waiting period or required clearance, approval or consent applicable to the Merger under any other applicable competition or antitrust law having expired or been obtained (except where the failure to observe such waiting period or obtain a clearance, approval or consent would not have a material adverse effect), and each other clearance, approval or consent with respect to the Merger by any relevant governmental authority asserting jurisdiction under any other applicable antitrust law having been deemed to be cleared, approved or consented to under such other antitrust laws;

●	the absence of any order issued or entered, or any law enacted or promulgated, after the Original Execution Date by any governmental body and having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and
●	the submission by Quanterix to Nasdaq of a notification of shares of Quanterix Common Stock to be issued in connection with the Merger (including those to be reserved upon the settlement of Rollover RSUs, Settled Options and Settled RSUs) as contemplated by the Merger Agreement.

Additional Conditions

Quanterix’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction (or waiver in writing by Quanterix) of the following conditions:

●	the representations and warranties of Akoya set forth in the Merger Agreement being true and correct as of the Closing Date as though made on the Closing Date (other than in the instances where such representations and warranties address matters as of a particular different date, in which case they must be true and correct as of such date), subject in each case to certain specific materiality qualifiers depending on the subject matter of such representations and warranties;
●	Akoya having complied with and performed in all material respects all of the covenants and agreements under the Merger Agreement that are required to be complied with or performed by it at or prior to the Closing Date; and
●	there having been or occurred no “Material Adverse Effect” (as defined and discussed in the section titled “The Merger Agreement”) with respect to Akoya since the Original Execution Date.

In addition, Akoya’s obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction (or waiver in writing by Akoya) of the following conditions:

●	the representations and warranties of Quanterix set forth in the Merger Agreement being true and correct as of the Closing Date as though made on the Closing Date (other than in the instances where such representations and warranties address matters as of a particular different date, in which case they must be true and correct as of such date), subject in each case to certain specific materiality qualifiers depending on the subject matter of such representations and warranties;
●	Quanterix and Merger Sub having complied with and performed in all material respects all of the respective covenants and agreements under the Merger Agreement that are required to be complied with or performed by it at or prior to the Closing Date; and
●	there having been or occurred no “Material Adverse Effect” (as defined and discussed in the section titled “The Merger Agreement”) with respect to Quanterix since the Original Execution Date.

No Solicitation of Competing Proposals; Obligation to Call Special Meeting (Page 266)

Subject to certain exceptions, Akoya agreed not to, and to cause its subsidiaries and to use reasonable best efforts to cause its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents or other representatives not to, directly or indirectly:

●	initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, certain competing transactions referred to as an “Acquisition Proposal” (as defined and discussed in the section titled “The Merger Agreement”);
●	participate or engage in discussions (except to advise the relevant third party of the applicable restrictions discussed herein or to clarify whether an inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations with, or disclose any non-public information or data or afford access to its properties, books or records to, any person or group (or any of their affiliates or representatives) that is seeking to make, has made or could be reasonably expected to make, or otherwise in connection with, an Acquisition Proposal;

●	enter into any contract (or any letter of intent, memorandum of understanding, agreement in principle or other similar contract or agreement) with respect to an Acquisition Proposal;
●	take any action or exempt any third party from the restrictions on “business combinations” or any similar provision contained in any applicable takeover laws or its organizational documents or grant a waiver under Section 203 of the DGCL; or
●	resolve, publicly propose or agree to do any of the foregoing actions.

Akoya is required to duly give notice of, convene and hold a meeting of its stockholders in order to approve the Merger Proposal. The Akoya Special Meeting must be held as promptly as practicable after this registration statement, as amended by any post-effective amendment, is declared effective under the Securities Act of 1933. Akoya may not postpone or adjourn its stockholders’ meeting except (i) to solicit additional proxies for the purpose of obtaining the stockholder approval in the case Akoya determines in good faith that such approval is unlikely to be obtained, including due to the absence of a quorum, but the Akoya Special Meeting may not be so adjourned or postponed by more than an aggregate of 30 days or to a date after the fifth business day preceding the Termination Date or (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Akoya has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Akoya’s stockholders prior to the Akoya Special Meeting.

Unless the Merger Agreement is validly terminated, Akoya’s obligations to hold the Akoya Special Meeting will not be affected by the receipt of any Acquisition Proposal or the making of any Change of Recommendation (as defined and discussed in the section titled “The Merger Agreement”), in each case with respect to itself.

Termination of the Merger Agreement (Page 272)

The Merger Agreement may be terminated at any time prior to the Effective Time:

●	by the mutual written consent of Akoya and Quanterix; or
●	by Quanterix:
●	if any of Akoya’s covenants, obligations, representations or warranties in the Merger Agreement are breached or any of Akoya’s representations or warranties become untrue, such that the applicable conditions to Closing would not be satisfied, and any such breach or failure of a representation or warranty to be true is incapable of being cured by the Termination Date or is not cured within 30 days of receipt by Akoya of written notice from Quanterix of such breach or failure to be true (an “Akoya Breach Termination”);
●	if at any time prior to obtaining the required approval from Akoya stockholders for the adoption of the Merger Agreement, the Akoya Board or any committee thereof (i) makes any Change of Recommendation (as defined and discussed in the section titled “The Merger Agreement”), (ii) does not include the recommendation of the Akoya Board in respect of the adoption of the Merger Agreement in this proxy statement or (iii) publicly proposes or allows Akoya to publicly propose to take any of the actions described in the foregoing clauses (i) or (ii) (an “Akoya Recommendation Change Termination”); or
●	if Akoya materially breaches its obligations with respect to the solicitation of Acquisition Proposals (an “Akoya No-Shop Termination”);
●	by Akoya:
●	if any of Quanterix’s covenants, obligations, representations or warranties in the Merger Agreement are breached or any of Quanterix’s representations or warranties become untrue, such that the applicable conditions to Closing would not be satisfied, and any such breach or failure of a representation or warranty to be true is incapable of being cured by the Termination Date or is not cured within 30 days of receipt by Quanterix of written notice from Akoya of such breach or failure to be true (a “Quanterix Breach Termination”); or

●	at any time prior to obtaining the approval of Akoya stockholders in connection with the adoption of the Merger Agreement, in order for Akoya to enter into a definitive agreement with respect to a Superior Proposal (an “Akoya Superior Proposal Termination”);
●	by either Quanterix or Akoya, if:
●	(A) any government body of competent jurisdiction issues or enters any order that becomes final and non-appealable or any applicable law is enacted or promulgated, in each case, that has the effect of permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, or (B) any expiration, termination, authorization, clearance, approval or consent from a governmental body required to be obtained pursuant to the Merger Agreement is denied and such denial becomes final and non-appealable;
●	the Merger has not been consummated by the Termination Date of August 31, 2025; or
●	the approval by Akoya stockholders of the Akoya Merger Proposal is not obtained upon a vote taken at the Akoya stockholders’ meeting duly convened for such purpose, or at any adjournment or postponement of such meeting (a “No Akoya Vote Termination”);

Termination Fee (Page 273)

Under the Merger Agreement, Akoya is required to pay Quanterix a termination fee of $2.6 million upon any of the following events:

●	an Akoya Recommendation Change Termination;
●	an Akoya No-Shop Termination;
●	an Akoya Superior Proposal Termination; or
●	if (i) the Merger Agreement is terminated by Quanterix by way of an Akoya Breach Termination or by Quanterix or Akoya by way of an Expiration Termination or a No Akoya Vote Termination, (ii) at or prior to the Akoya stockholders’ meeting to vote on the adoption of the Merger Agreement (in the case of a No Akoya Vote Termination) or at or prior to the time of such termination (in the case of an Akoya Breach Termination or Expiration Termination), an Acquisition Proposal with respect to Akoya is publicly proposed, disclosed or known, and such Acquisition Proposal is not irrevocably and publicly withdrawn at or prior to such applicable time described in this clause (ii), and (iii) concurrently with or within 12 months after any such termination, Akoya or any of its subsidiaries enters into a definitive agreement (which is ultimately consummated, whether during such 12-month period or thereafter) with respect to, or otherwise consummates, any Acquisition Proposal with respect to Akoya (substituting 50% for 20% in the definition of “Acquisition Proposal”).

Related Agreements (Page 275)

In connection with the execution of the Merger Agreement, (i) Quanterix entered into a Voting and Support Agreement (the “Original Akoya Voting Agreement”) on the Original Execution Date with certain stockholders of Akoya (including Akoya’s directors and executive officers, in their capacity as stockholders of Akoya); (ii) Quanterix entered into a Consent and Waiver instrument (the “Akoya Stockholder Consent and Waiver”) on April 28, 2025, with certain stockholders of Akoya (including Akoya’s directors and executive officers, in their capacity as stockholders of Akoya) who entered into the Original Akoya Voting Agreement; (iii) Quanterix entered into an additional Voting and Support Agreement (the “Additional Akoya Voting Agreement” and, together with the Original Akoya Voting Agreement, the “Akoya Voting Agreements”) on April 28, 2025, with certain other stockholders of Akoya; and (iv) Quanterix entered into lock-up agreements on the Original Execution Date with certain stockholders of Akoya (the “Lock-Up Agreements”). The Akoya Voting Agreements require, among other things, that the signatories thereto vote all of their shares of Akoya Common Stock in favor of the Merger Proposal and the other transactions contemplated by the Merger Agreement. The Akoya Stockholder Consent and Waiver provides for the consent by the signatories thereto of the entry into the Merger Agreement by Quanterix, Merger Sub and Akoya and the modifications effected thereby to the transactions originally contemplated by the Original Merger Agreement, and an agreement by the signatories with Quanterix to make certain technical amendments so that the terms of the Akoya Voting Agreement are consistent with the terms of the Merger Agreement. The Lock-Up Agreements require, among other things, and subject to certain customary exceptions, that the signatories thereto agree to certain restrictions on transfer of shares of Quanterix Common Stock for a specified period of time.

On April 2, 2025, Quanterix entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Akoya, pursuant to which Akoya will issue and sell to Quanterix from time to time, in a private placement, one or more convertible promissory notes having an aggregate principal amount of up to $30,000,000 (the “Convertible Notes”). The Securities Purchase Agreement was amended on April 28, 2025. At such time as Akoya draws any funds and thereby issues any Convertible Notes, (i) Akoya and Quanterix will enter into a registration rights agreement (the “Registration Rights Agreement”); and (ii) Quanterix, Akoya and MidCap Financial Trust (“MidCap”) will enter into a subordination agreement (the “Subordination Agreement”).

For further information, see the section titled “Related Agreements” and the Original Akoya Voting Agreement, Akoya Stockholder Consent and Waiver, Additional Akoya Voting Agreement and form of Lock-Up Agreement, which are attached as Annex B, Annex C, Annex D and Annex E, respectively.

Material U.S. Federal Income Tax Consequences of the Merger (Page 298)

The exchange of Akoya Common Stock for cash and shares of Quanterix Common Stock in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local or other tax laws. In general, for such purposes, a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) that receives cash and shares of Quanterix Common Stock in the Merger in exchange for shares of Akoya Common Stock will be subject to U.S. federal income tax on the amount of gain or loss recognized. The gain or loss recognized for U.S. federal income tax purposes as a result of the Merger generally will equal to the difference, if any, between (i) the sum of the amount of cash (including cash in lieu of fractional shares of Quanterix Common Stock) and the fair market value, at the time of the Merger, of the shares of Quanterix Common Stock received by the U.S. holder in the Merger and (ii) such U.S. holder’s adjusted tax basis in its Akoya Common Stock surrendered.

For further information, see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”

Comparison of Stockholders’ Rights (Page 300)

Upon completion of the Merger, Akoya stockholders receiving shares of Quanterix Common Stock will become Quanterix stockholders. The rights of Quanterix stockholders, including the holders of Quanterix Common Stock, will be governed by the DGCL and by the Quanterix Charter and Quanterix Bylaws in effect at the Effective Time. Both Quanterix and Akoya are Delaware corporations, but there are certain differences in the rights of Quanterix stockholders under the Quanterix Charter and Quanterix Bylaws and of Akoya stockholders under the Akoya Charter and Akoya Bylaws. See the section titled “Comparison of Stockholders’ Rights.”

Listing of Quanterix Common Stock; Delisting and Deregistration of Akoya Common Stock (Page 255)

It is a condition to the Merger that Quanterix submit to Nasdaq a notification in respect of the shares of Quanterix Common Stock to be issued to Akoya stockholders in the Merger. If the Merger is completed, Akoya Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act, following which Akoya will no longer be required to file periodic reports with the SEC with respect to Akoya Common Stock.

Risk Factors (Page 19)

In evaluating the Merger Agreement and the Merger you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed in the section titled “Risk Factors.”

Certain Relationships and Commercial Arrangements between Quanterix and Akoya (Page 130)

Quanterix, Akoya and their respective subsidiaries and affiliates have not engaged in commercial transactions or entered into commercial arrangements with each other in the ordinary course of business, except for the Merger Agreement and as otherwise described in this proxy statement/prospectus. See the section titled “Certain Relationships and Commercial Arrangements Between Quanterix and Akoya.”

RISK FACTORS

In considering how to vote on the proposals to be considered and voted on at the Akoya Special Meeting, you are urged to carefully consider all of the information contained in this proxy statement/prospectus. You should also read and consider the risks associated with each of the businesses of Quanterix and Akoya because those risks may affect the Combined Company. In addition, you are urged to carefully consider the following material risks relating to the Merger and the businesses of Quanterix, Akoya and the Combined Company.

Risk Factor Summary

The following summary highlights some of the risks to be considered with respect to the Merger and the businesses of Quanterix, Akoya and the Combined Company. This summary is not complete and the risks summarized below are not the only risks that Quanterix, Akoya and the Combined Company face. Readers should review and carefully consider the risks and uncertainties described in more detail below, which includes a more complete discussion of these risks.

Risks Related to the Merger and the Combined Company

●	The Exchange Ratio is fixed and will not be adjusted in the event of any change in either Quanterix’s or Akoya’s stock price. Therefore, Akoya stockholders cannot be sure of the value of the Merger Consideration they will receive.
●	The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.
●	The Merger Consideration is subject to limitations with respect to the maximum aggregate number of shares of Quanterix Common Stock that may be issued and the maximum aggregate amount of cash that may be payable, in each case by Quanterix. As a result, the stock portion and the cash portion of the Merger Consideration payable to Akoya’s stockholders is subject to change if either limit is exceeded.
●	The market price for shares of Quanterix Common Stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of Akoya Common Stock.
●	Actions of activist or dissident stockholders could delay or prevent the approval of the Merger and negatively affect Quanterix’s and Akoya’s business and operations.
●	The Share Issuance may cause the market price of Quanterix Common Stock to decline.
●	Akoya stockholders who receive shares of Quanterix Common Stock in the Merger will have rights as Quanterix stockholders that differ from their current rights as Akoya stockholders.
●	The Merger, and uncertainty regarding the Merger, may cause customers, service providers, partners, vendors, suppliers and other business relationships to delay or defer decisions concerning Quanterix or Akoya.
●	Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of Quanterix and Akoya, which could have an adverse effect on their respective businesses and financial results.
●	Akoya and Quanterix directors and executive officers have interests and arrangements that may be different from, or in addition to, those of Akoya or Quanterix stockholders generally, respectively.
●	The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with Akoya.
●	Quanterix and Akoya expect to incur substantial costs related to the Merger; integration and combining the businesses of Quanterix and Akoya may be more difficult, costly or time consuming than expected and the Combined Company may fail to realize the anticipated benefits of the Merger.
●	The financial forecasts in this proxy statement/prospectus are based on various assumptions that may not be realized.

Risks Related to Quanterix

●	Failure to remediate material weaknesses in, or inherent limitations associated with, Quanterix’s internal control over financial reporting have resulted in, and in the future could result in, material misstatements in Quanterix’s financial statements.
●	The Restatement may affect stockholder and investor confidence in Quanterix or harm Quanterix’s reputation, and may subject Quanterix to additional risks and uncertainties.
●	Quanterix’s quarterly and annual operating results and cash flows have fluctuated in the past and might continue to fluctuate.
●	Quanterix has incurred annual losses since it was formed and expects to incur losses in the future and may be unable to achieve or sustain profitability.
●	Quanterix may fail to achieve the expected cost savings and related benefits from its May 2025 cost reduction actions, and the consequences of those actions may adversely impact its business.
●	If Quanterix’s products fail to achieve and sustain sufficient market acceptance, its revenue will be adversely affected.
●	Sales of Quanterix’s assays for neurological indications have become increasingly important to its business, and any significant decrease in sales of such assays could have a material adverse effect on its business.
●	Quanterix faces significant competition in the life sciences research and diagnostics markets, and may not be successful in penetrating the diagnostics market.
●	Because a significant portion of Quanterix’s revenue comes from a few large customers, any significant decrease in sales to these customers, due to industry consolidation or otherwise, could harm its operating results.
●	Quanterix’s long-term results depend upon its ability to improve existing products, develop or acquire new technology, and develop, introduce and market new products and timely launch Simoa ONE successfully.
●	Defects or other quality issues in Quanterix’s products could lead to unforeseen costs, product recalls, adverse regulatory actions, negative publicity, and litigation.
●	Quanterix relies on single contract manufacturers for certain products, which may fail to perform, or not perform satisfactorily, which may negatively effect Quanterix’s ability to supply these instruments.
●	Quanterix relies on a limited number of suppliers or, in some cases, one supplier, for some of its materials and components, and Quanterix may not be able to find replacements or immediately transition to alternative suppliers if any of these suppliers fail to perform.
●	Changes to the regulatory framework governing Quanterix’s products, along with U.S. government policies, including reductions in federal research funding and increased tariffs, may be expensive and uncertain both in timing and in outcome.
●	If Quanterix is unable to protect its intellectual property, its ability to maintain any technological or competitive advantage over its competitors and potential competitors may be reduced and its business may be harmed.

Risks Related to Akoya

●	Akoya has incurred significant losses since inception and Akoya expects to incur losses in the future.
●	The Akoya Existing Loan Documents (as defined below) contain financial covenants which Akoya has in the past, and in the future, may be unable to meet and Akoya may be required to repay the outstanding indebtedness in an event of default.
●	Akoya has limited capital resources and will likely need additional funding before Akoya is able to achieve profitability which raises substantial doubt regarding Akoya’s ability to continue as a going concern.
●	Akoya’s success depends on Akoya’s ability to drive adoption of Akoya’s PhenoCycler and PhenoImager platforms.
●	Akoya’s operating results have fluctuated significantly in the past and may fluctuate significantly in the future.

●	Akoya is vulnerable to supply shortages and price fluctuations because it outsources to a limited number of third-party manufacturers who are dependent upon third-party suppliers, including single source suppliers.
●	Changes in United States trade policies, including the imposition of tariffs, may adversely impact Akoya’s business, financial condition, and results of operations.
●	Akoya may be unable to obtain and maintain sufficient patent or other intellectual property protection for Akoya’s technology.
●	Akoya heavily depends on intellectual property licensed from third parties, for which the failure to properly or successfully obtain, maintain or enforce the underlying patents may adversely affect Akoya’s competitive position and business prospects.

Risks Relating to the Merger

The Exchange Ratio is fixed and will not be adjusted in the event of any change in either Quanterix’s or Akoya’s stock price. Therefore, Akoya stockholders cannot be sure of the value of the Merger Consideration they will receive.

Upon completion of the Merger, each issued and outstanding share of Akoya Common Stock (other than shares held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Quanterix or Akoya or by Akoya as treasury shares) will be converted into the right to receive the Per Share Merger Consideration, which is equal to (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as may be adjusted in accordance with the Merger Agreement), and if applicable, cash in lieu of fractional shares and (B) $0.38 in cash, without interest (as may be adjusted in accordance with the Merger Agreement) (subject to adjustments in the event of any stock split or similar change to the number of shares of Akoya Common Stock or Quanterix Common Stock issued and outstanding prior to the Effective Time as a result of certain events, as specified in the Merger Agreement). The Exchange Ratio was fixed in the Merger Agreement and will not be adjusted for changes in the market price of either Akoya Common Stock or Quanterix Common Stock. Changes in the market price of Quanterix Common Stock prior to completion of the Merger would affect the value of the Merger Consideration that Akoya stockholders will receive upon completion of the Merger.

It is impossible to accurately predict the market price of Quanterix Common Stock at the completion of the Merger and, therefore it is impossible to accurately predict the market value of the shares of Quanterix Common Stock that Akoya stockholders will receive in the Merger. The market price for Quanterix Common Stock may fluctuate both prior to the completion of the Merger and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for Quanterix’s or Akoya’s products and services, changes in federal, state or local laws and regulations, changes in U.S. governmental regulation of the healthcare industry and other legal developments in the healthcare industry, other changes in Quanterix’s or Akoya’s respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the Merger will be completed and/or the value that may be generated by the Merger, and the expected timing of the Merger and regulatory considerations. Many of these factors are beyond Quanterix’s and Akoya’s control and neither Akoya nor Quanterix are permitted to terminate the Merger Agreement solely due to a decline in the market price of a share of the common stock of the other party. As a result, the market value represented by the Exchange Ratio will also vary. Accordingly, at the time of the Akoya Special Meeting, Akoya stockholders will not know or be able to determine the market value of the Merger Consideration they would be entitled to receive upon completion of the Merger.

You are urged to obtain current market quotations for shares of Quanterix Common Stock and Akoya Common Stock.

Upon completion of the Merger, Akoya stockholders will become holders of Quanterix Common Stock. The market price of the Quanterix Common Stock will continue to fluctuate, potentially significantly, following completion of the Merger, including for the reasons described above. As a result, former Akoya stockholders could lose some or all of the value of their investment in Quanterix Common Stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the Quanterix Common Stock received in the Merger, regardless of the Combined Company’s actual operating performance.

The Merger Consideration is subject to limitations with respect to the maximum aggregate number of shares of Quanterix Common Stock that may be issued and the maximum aggregate amount of cash that may be payable, in each case by Quanterix. As a result, the stock portion and the cash portion of the Merger Consideration payable to Akoya’s stockholders may be subject to change if either limit is exceeded.

The Merger Agreement provides that, in connection with the consummation of the Merger, as contemplated by the Merger Agreement, (i) the aggregate number of shares of Quanterix common stock to be issued by Quanterix (including pursuant to Rollover RSUs, Settled RSUs and Settled Options or in respect of Dissenting Shares as to which the holder may lose the right to appraisal) will not exceed 19.99% of the issued and outstanding shares of Quanterix Common Stock immediately prior to the Effective Time and (ii) the aggregate cash consideration to be paid by Quanterix (including pursuant to Rollover RSUs, Settled RSUs and Settled Options or in respect of Dissenting Shares as to which the holder may lose the right to appraisal) will not exceed $20 million. If any of such limits were to be exceeded, the Exchange Ratio and the Per Share Cash Consideration, as the case may be, would be reduced, with a corresponding increase in the other component (to the extent such increase does not exceed the limitations described in the foregoing sentence).

Because the Exchange Ratio and the Per Share Cash Consideration may be reduced to ensure the maximum share number and maximum cash amount limitations are satisfied, Akoya stockholders cannot be sure of the value of the Per Share Merger Consideration they will receive relative to the value of shares of Akoya Common Stock they exchange. Further, because such reductions in the Exchange Ratio and in the Per Share Cash Consideration may not be fully compensated by corresponding increases in the other component (to the extent such increases would exceed the limitations described in the paragraph above), Akoya stockholders may receive a Per Share Merger Consideration that has a value lower than the implied value based on the share price on the date of signing of the Merger Agreement or the date of this proxy statement/prospectus.

The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.

The Merger is subject to a number of conditions that must be satisfied (or waived, to the extent permitted), including (i) receipt of the approval by Akoya stockholders of the Akoya Merger Proposal; (ii) the effectiveness of the registration statement on Form S-4, as amended by any post-effective amendment, of which this proxy statement/prospectus forms a part; (iii)  the absence of any order issued or entered, or any law enacted or promulgated, after the date of the Merger Agreement by any governmental body and having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (iv) the submission by Quanterix to Nasdaq of a notification of shares of Quanterix Common Stock to be issued in connection with the Merger (including those to be reserved upon exercise of options to acquire shares of Akoya Common Stock and the settlement of restricted stock units in respect of shares of Akoya Common Stock) as contemplated by the Merger Agreement; (v) subject to certain exceptions, the accuracy of the representations and warranties of the parties to the Merger Agreement; (vi) performance by each party of its respective obligations under the Merger Agreement; and (vii) the absence of a “Material Adverse Effect” (as defined and discussed below) with respect to each of Akoya and Quanterix. These conditions are described in further detail in the section titled “The Merger Agreement — Conditions to the Consummation of the Merger.” These conditions to the completion of the Merger, some of which are beyond the control of Quanterix and Akoya, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or not completed.

Generally, each party has incurred and will incur costs in connection with entering into the Merger Agreement and consummating the transactions contemplated thereby (many of which will be payable by each of the respective parties whether or not the Merger is completed). Additionally, either Quanterix or Akoya may terminate the Merger Agreement under certain circumstances, subject to the payment of a termination fee in certain cases.

The Merger Agreement provides that Akoya will pay Quanterix a termination fee of $2.6 million upon any of the following events:

●	an Akoya Recommendation Change Termination;
●	an Akoya No-Shop Termination;
●	an Akoya Superior Proposal Termination; or
●	if (i) the Merger Agreement is terminated by Quanterix by way of an Akoya Breach Termination or by Quanterix or Akoya by way of an Expiration Termination or a No Akoya Vote Termination, (ii) at or prior to the Akoya stockholders’ meeting to vote on the adoption of the Merger Agreement (in the case of a No Akoya Vote Termination) or at or prior to the time of such termination (in the case of an Akoya Breach Termination or Expiration Termination), an Acquisition Proposal with respect to Akoya is publicly proposed, disclosed or known, and such Acquisition Proposal is not irrevocably and publicly withdrawn at or prior to such applicable time described in this clause (ii), and (iii) concurrently with or within 12 months after any such termination, Akoya or any of its subsidiaries enters into a definitive agreement (which is ultimately consummated, whether during such 12-month period or thereafter) with respect to, or otherwise consummates, any Acquisition Proposal with respect to Akoya (substituting 50% for 20% in the definition of “Acquisition Proposal”).

The termination fee contemplated by the Merger Agreement may have the effect of discouraging alternative transaction proposals involving Akoya. See the sections titled “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fee and Expenses” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination fee may be payable by Akoya.

Failure to complete the Merger could negatively impact the future business and financial results of Quanterix and Akoya and the trading prices of the Quanterix Common Stock or Akoya Common Stock.

If the Merger is not completed for any reason, including because Akoya stockholders fail to approve the Akoya Merger Proposal, the ongoing businesses of Quanterix and Akoya may be adversely affected and, without realizing any of the expected benefits of having completed the Merger, Quanterix and Akoya would be subject to a number of risks, including the following:

●	each company may experience negative reactions from the financial markets, including negative impacts on its stock price;
●	each company may experience negative reactions from its customers, service providers, partners, vendors, suppliers and employees;
●	it could negatively impact each company’s ability to achieve future growth, expand its addressable market and achieve scale and profitability on expected timelines;
●	each company will have incurred substantial costs towards completion of the Merger and will generally be required to pay its respective costs relating to the Merger, such as financial advisory, legal, strategic advisory, accounting costs and associated fees and expenses, whether or not the Merger is completed;
●	Quanterix has agreed to provide bridge financing to Akoya consisting of the Convertible Notes in an aggregate amount up to $30 million (the “Akoya Bridge Financing”) which, if drawn, will be subordinated to indebtedness under the Akoya Existing Loan Documents, and if the Merger is not completed for any reason, Akoya may not have the financial resources to repay the Convertible Notes when due, or at all; and
●	each company will have committed substantial time and resources to matters relating to the Merger (including integration planning) which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either company as an independent company.

Actions of activist or dissident stockholders could delay or prevent the approval of the Merger and negatively affect Quanterix’s and Akoya’s business and operations.

Recently two of Quanterix’s stockholders have indicated that they oppose the Merger. In addition, on March 3, 2025, one of these stockholders announced that it had nominated three directors for election to the Quanterix Board at its 2025 annual meeting of stockholders. As a result of these actions, Quanterix will incur significant expenses even if it is successful in completing the Merger or is successful in a potential proxy contest.

Perceived uncertainties as to the future direction, strategy, or leadership, and the diversion of the attention and resources of the management and Board, of Quanterix and Akoya created by such activism may result in the loss of business opportunities and make it more difficult for each company to complete strategic transactions or attract and retain investors, customers, employees, and other business partners. Such stockholder activism may also cause significant fluctuation in the price of Quanterix Common Stock and Akoya Common Stock based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of such company’s business. The outcome or timing of any matters relating to stockholder activism or potential proxy contests or the ultimate impact that such matters may have on the business, liquidity, financial condition, or results of operations of Quanterix and Akoya is uncertain.

The market price for shares of Quanterix Common Stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of Akoya Common Stock.

Upon completion of the Merger, Akoya stockholders will receive shares of Quanterix Common Stock and will become Quanterix stockholders. Quanterix’s business differs from that of Akoya, and Quanterix’s results of operations and stock price may be adversely affected by factors different from those that historically have affected or currently affect Akoya’s results of operations and stock price. Following the completion of the Merger, Akoya will be part of a larger company, so decisions affecting Akoya may be made in respect of the larger combined business as a whole rather than the Akoya business individually. For a discussion of the businesses of each of Quanterix and Akoya and some important factors to consider in connection with those businesses, see the sections titled “The Parties to the Merger,” “Business of Quanterix” and the other information contained or incorporated in this proxy statement/prospectus.

The Share Issuance may cause the market price of Quanterix Common Stock to decline.

Based on                shares of Akoya Common Stock issued and outstanding as of            , 2025 and the Exchange Ratio, it is expected that Quanterix will issue approximately          shares of Quanterix Common Stock to Akoya stockholders in connection with the Merger and other transactions contemplated by the Merger Agreement. Based on                   Akoya RSUs outstanding as of May 1, 2025 and the Exchange Ratio, it is expected that Quanterix will issue approximately           Quanterix RSUs to holders of Akoya RSUs in connection with the Merger and other transactions contemplated by the Merger Agreement. Based on an assumed Per Share Merger Consideration Value of $         , which was determined based on an assumed Average Quanterix Stock Price of $              as of            , there would be               shares of Akoya Common Stock underlying Settled Options. Based on such Per Share Merger Consideration Value, Quanterix would be required to issue and deliver an aggregate of                shares of Quanterix Common Stock in respect of such Settled Options. Former Akoya stockholders may decide not to hold the shares of Quanterix Common Stock that they will receive in the Merger, and Quanterix stockholders may decide to reduce their investment in Quanterix as a result of the changes to Quanterix’s investment profile as a result of the Merger. Both the issuance of this amount of new shares in the Merger and any subsequent sales of these shares may cause the market price of Quanterix Common Stock to decline.

Akoya stockholders who receive shares of Quanterix Common Stock in the Merger will have rights as Quanterix stockholders that differ from their current rights as Akoya stockholders.

Upon completion of the Merger, Akoya stockholders will no longer be stockholders of Akoya and will instead become stockholders of Quanterix. Both Quanterix and Akoya are Delaware corporations, but there are certain differences in the rights of Quanterix stockholders under the Quanterix Charter and Quanterix Bylaws and of Akoya stockholders under the Akoya Charter and Akoya Bylaws. See the section titled “Comparison of Stockholders’ Rights” for a discussion of these rights.

After the Merger, Akoya stockholders will have a significantly lower ownership and voting interest in Quanterix than they currently have in Akoya and will exercise less influence over the management and policies of the Combined Company.

Based on the number of shares of Quanterix Common Stock and Akoya Common Stock outstanding as of May 1, 2025, upon completion of the Merger, the current Quanterix stockholders are expected to own approximately 84.20% of the outstanding Quanterix Common Stock and former Akoya stockholders are expected to own approximately 15.80% of the outstanding Quanterix Common Stock. Additionally, following the consummation of the Merger, Akoya will nominate two members to the Quanterix Board in replacement of two of the existing members of the Quanterix Board from two different classes of directors, who would resign as directors of the Company. The remaining seven members of the Quanterix Board are expected to continue serving in such positions. Consequently, former Akoya stockholders will have less influence over the management and policies of the Combined Company than they currently have over the management and policies of Akoya.

After the Merger, Quanterix stockholders and Akoya stockholders will have a reduced ownership and voting interest in the Combined Company and may not realize a benefit from the Merger commensurate with their ownership dilution.

The Merger will dilute the ownership position of Quanterix stockholders and result in Akoya stockholders having an ownership stake in the Combined Company. Upon completion of the Merger, each Akoya stockholder will become a stockholder of Quanterix with a percentage ownership of the Combined Company that is smaller than such stockholder’s current percentage ownership of

Akoya. Based on the number of shares of Quanterix Common Stock and Akoya Common Stock outstanding as of May 1, 2025, upon completion of the Merger, the current Quanterix stockholders are expected to own approximately 84.20% of the outstanding Quanterix Common Stock and former Akoya stockholders are expected to own approximately 15.80% of the outstanding Quanterix Common Stock. Furthermore, because shares of Quanterix Common Stock will be issued to existing Akoya stockholders, current Quanterix stockholders will have their ownership diluted by approximately 15.80%.

If the Combined Company is unable to fully and timely realize the strategic and financial benefits currently anticipated from the Merger, Quanterix stockholders and Akoya stockholders will have experienced substantial dilution of their ownership interests in their respective companies, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

Until the completion of the Merger or the termination of the Merger Agreement pursuant to its terms, Quanterix and Akoya are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Quanterix, Akoya and/or their respective stockholders.

From and after the date of the Merger Agreement and prior to the completion of the Merger or the termination of the Merger Agreement pursuant to its terms, the Merger Agreement restricts Quanterix and Akoya from taking specified actions without the consent of the other party and requires that the businesses of Quanterix, Akoya and their respective subsidiaries be conducted in the ordinary course, subject to certain exceptions. These restrictions may prevent Quanterix or Akoya, as applicable, from taking actions during the pendency of the Merger that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the Merger could be exacerbated by any delays in the completion of the Merger or termination of the Merger Agreement. See the section titled “The Merger Agreement — Conduct of Business Pending the Merger.”

Obtaining required approvals and satisfying Closing conditions may prevent or delay completion of the Merger, and regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

The Merger is subject to a number of conditions to Closing as specified in the Merger Agreement. These Closing conditions include, among others, (i) receipt of the approval by Akoya stockholders of the Akoya Merger Proposal; (ii) the registration statement on Form S-4, as amended by any post-effective amendment of which this proxy statement/prospectus forms a part, having become effective under the Securities Act and not being the subject of any action by the SEC seeking a stop order; (iii) the waiting period applicable to the Merger under the HSR Act having expired or been terminated, any mandatory waiting period or required clearance, approval or consent applicable to the Merger under any other applicable competition or antitrust law having expired or been obtained (except where the failure to observe such waiting period or obtain a clearance, approval or consent would not have a material adverse effect), and each other clearance, approval or consent with respect to the Merger by any relevant governmental authority asserting jurisdiction under any other applicable antitrust law having been deemed to be cleared, approved or consented to under such other antitrust laws; (iv) the absence of any order issued or entered, or any law enacted or promulgated, after the Original Execution Date by any governmental body and having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (v) the submission by Quanterix to Nasdaq of a notification of shares of Quanterix Common Stock to be issued in connection with the Merger (including those to be reserved upon exercise of options to acquire shares of Akoya Common Stock and the settlement of restricted stock units in respect of shares of Akoya Common Stock) as contemplated by the Merger Agreement; (vi) subject to certain exceptions, the accuracy of the representations and warranties of the parties to the Merger Agreement; (vii) performance by each party of its respective obligations under the Merger Agreement; and (viii) the absence of a “Material Adverse Effect” (as defined and discussed below) with respect to each of Akoya and Quanterix.

No assurance can be given that the required stockholder approvals, or that the other remaining conditions to Closing will be satisfied, and, if all required approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such approvals. Any delay in completing the Merger could cause the Combined Company not to realize, or to be delayed in realizing, some or all of the benefits that Quanterix and Akoya expect to achieve if the Merger is successfully completed within its expected time frame. Additionally, any delays in receipt of required regulatory approvals or satisfaction of the Closing conditions will increase the length of time that Akoya and Quanterix are subject to certain restrictive covenants under the Merger Agreement during the pendency of the Merger and increases the risk of disruptions to each party’s respective operations and business relationships and the impediments to the ability of each party to pursue certain business opportunities or strategic initiatives, which may in turn cause the Combined Company to not realize some or all of the expected benefits of the Merger or adversely impact the future financial and strategic conditions of each company on a standalone basis if the required approvals and conditions to Closing are not obtained or satisfied prior to the Termination Date.

In addition, the Akoya Special Meeting may take place before certain required regulatory approvals have been obtained and, therefore, before the terms on which such governmental approvals may be obtained, or the conditions to obtaining such governmental approvals that may be imposed, are known. As a result, if Akoya stockholders approve the Merger at the Akoya Special Meeting, Akoya may make decisions after the Akoya Special Meeting to take certain actions required to obtain such approvals or effect any such conditions without seeking further stockholder approval, and such actions could have an adverse effect on the Combined Company.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see the sections titled “The Merger Agreement — Conditions to the Consummation of the Merger” and “The Merger — Regulatory Approvals and Related Matters.”

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Merger.

The success of the Merger will depend in part on the Combined Company’s ability to retain the talent and dedication of key employees of Quanterix and Akoya. It is possible that these employees may decide not to remain with Quanterix or Akoya, as applicable, while the Merger is pending, or with the Combined Company following consummation of the Merger. If key employees of either company terminate their employment, or if an insufficient number of employees or sales representatives are retained to maintain effective operations, the Combined Company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Quanterix and Akoya to hiring suitable replacements, all of which may cause the Combined Company’s business to suffer. In addition, Quanterix and Akoya may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. Moreover, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the Combined Company. No assurance can be given that the Combined Company will be able to attract or retain key employees of Quanterix and Akoya to the same extent that those companies have been able to attract or retain their own employees in the past.

The Merger, and uncertainty regarding the Merger, may cause customers, service providers, partners, vendors, suppliers and other business relationships to delay or defer decisions concerning Quanterix or Akoya and adversely affect each company’s ability to effectively manage its respective business, which could adversely affect each company’s business, operating results and financial position and, following the completion of the Merger, the Combined Company’s business, operating results and financial position.

The Merger will happen only if the stated conditions are met, including (i) receipt of the approval by Akoya stockholders of the Akoya Merger Proposal; (ii) the registration statement on Form S-4, as amended by any post-effective amendment, of which this proxy statement/prospectus forms a part, having become effective under the Securities Act and not being the subject of any action by the SEC seeking a stop order; (iii) the waiting period applicable to the Merger under the HSR Act having expired or been terminated, any mandatory waiting period or required clearance, approval or consent applicable to the Merger under any other applicable competition or antitrust law having expired or been obtained (except where the failure to observe such waiting period or obtain a clearance, approval or consent would not have a material adverse effect), and each other clearance, approval or consent with respect to the Merger by any relevant governmental authority asserting jurisdiction under any other applicable antitrust law having been deemed to be cleared, approved or consented to under such other antitrust laws; (iv) the absence of any order issued or entered, or any law enacted or promulgated, after the date of the Merger Agreement by any governmental body and having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (v) the submission by Quanterix to Nasdaq of a notification of shares of Quanterix Common Stock to be issued in connection with the Merger (including those to be reserved upon exercise of options to acquire shares of Akoya Common Stock and the settlement of restricted stock units in respect of shares of Akoya Common Stock) as contemplated by the Merger Agreement; (vi) subject to certain exceptions, the accuracy of the representations and warranties of the parties to the Merger Agreement; (vii) performance by each party of its respective obligations under the Merger Agreement; and (viii) the absence of a “Material Adverse Effect” (as defined and discussed below) with respect to each of Akoya and Quanterix. These conditions are described in further detail in the section titled “The Merger Agreement — Conditions to the Consummation of the Merger.” Many of the conditions are beyond the control of Quanterix and Akoya, and both parties also have certain rights to terminate the Merger Agreement.

Accordingly, there may be uncertainty regarding the completion of the Merger. This uncertainty may cause existing or prospective customers, service providers, partners, vendors, suppliers and other business relationships to:

●	delay or defer other decisions concerning Quanterix, Akoya or the Combined Company, including entering into contracts with Quanterix or Akoya or making other decisions concerning Quanterix or Akoya or seek to change or cancel existing business relationships with Quanterix or Akoya; or
●	otherwise seek to change the terms on which they do business with Quanterix, Akoya or the Combined Company.

Additionally, Akoya and Quanterix are subject to certain restrictive covenants under the Merger Agreement during the pendency of the Merger that may (i) cause Akoya or Quanterix, as applicable, to delay or defer other decisions including entering into contracts or arrangements with existing or prospective customers, service providers, partners, vendors, suppliers and other business relationships or (ii) inhibit the abilities of Akoya or Quanterix, as applicable, to take advantage of certain business opportunities or strategic initiatives. Any such disruptions such as delays or deferrals of those decisions or changes in existing agreements could adversely affect the respective business, operating results and financial position of Quanterix and Akoya, whether the Merger is ultimately completed, and following the completion of the Merger, the Combined Company, including an adverse effect on the Combined Company’s ability to realize the anticipated synergies and other benefits of the Merger. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.

Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of Quanterix and Akoya, which could have an adverse effect on their respective businesses and financial results.

Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of Quanterix and Akoya, including by diverting the attention of Quanterix and Akoya’s respective management and employee teams, such as those involved in day-to-day operations, toward the completion of the Merger. In addition, Quanterix and Akoya have each diverted significant management resources in an effort to complete the Merger and are each subject to restrictions contained in the Merger Agreement on the conduct of their respective businesses. If the Merger is not completed, Quanterix and Akoya will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

Akoya and Quanterix directors and executive officers have interests and arrangements that may be different from, or in addition to, those of Akoya or Quanterix stockholders generally, respectively.

When considering the recommendations of the Akoya Board or the Quanterix Board, as the case may be, on how to vote on the proposals described in this proxy statement/prospectus, stockholders should be aware that Akoya’s and Quanterix’s directors and executive officers may have interests, including financial interests, in the Merger that are different from, or in addition to, those of stockholders generally. These interests include, among others, the continued employment of certain executive officers of Akoya and Quanterix by the Combined Company, the continued service of certain directors of Akoya and Quanterix as directors of the Combined Company, the treatment in the Merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements and the right to continued indemnification of former Akoya directors and officers by the Combined Company. Each of the Akoya Board and the Quanterix Board was aware of and carefully considered these interests, among other matters, when it determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (i) advisable on the terms and conditions set forth therein and (ii) fair to and in the best interests of each of Akoya or Quanterix, as the case may be, and its respective stockholders, and, in the case of the Akoya Board, recommended that Akoya stockholders adopt the Merger Agreement on the terms and subject to the conditions set forth therein. The interests of Akoya directors and executive officers and the interests of Quanterix directors and executive officers, as the case may be, are described in more detail in the sections titled “Interests of Akoya Directors and Executive Officers in the Merger” and “Interests of Quanterix Directors and Executive Officers in the Merger.”

The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with Akoya.

The Merger Agreement contains provisions that make it more difficult for Akoya to be acquired by, or enter into certain combination transactions with, a third party. The Merger Agreement contains certain provisions that restrict Akoya’s ability to, among other things, solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate any alternative transaction, participate in any discussions or negotiations, or cooperate in any way with any person, with respect to any alternative transaction or amend or grant any waiver of any standstill or similar agreement. In addition, following receipt by Akoya of any alternative transaction proposal that constitutes a “superior proposal,” Quanterix will have an opportunity to offer to modify the terms of the Merger Agreement before the Akoya Board may withdraw or qualify its recommendation with respect to the Akoya Merger Proposal in favor of such superior proposal, as described further under the section titled “The Merger Agreement — No Solicitation of Competing Proposals.”

If the Merger Agreement is terminated under specified circumstances, Akoya may be required to pay a termination fee of $2.6 million to Quanterix, as described further in the sections titled “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement —  Termination Fee and Expenses.” These provisions could discourage a potential third-party acquirer, strategic transaction partner or business combination partner that might have an interest in acquiring or combining with all or a significant portion of Akoya or pursuing an alternative transaction from considering or proposing such a transaction.

If the Merger Agreement is terminated and either of Quanterix or Akoya determines to seek another business combination transaction, Quanterix or Akoya may not be able to successfully negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

Quanterix and Akoya expect to incur substantial costs related to the Merger and integration.

Quanterix and Akoya have incurred and expect to incur substantial non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the Merger. Such costs include, among others, filing and registration fees with the SEC, printing and mailing costs associated with this proxy statement/prospectus, and legal, accounting, investment banking, consulting, public relations and proxy solicitation fees. Most of these costs are payable by Quanterix or Akoya regardless of whether the Merger is completed.

The Combined Company will also incur restructuring and integration costs in connection with the Merger. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of Akoya’s business into the Combined Company. Although Quanterix expects that the elimination of duplicative costs, strategic benefits and additional income, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction expenses, Merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. While Quanterix has assumed that certain expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond Quanterix’s control that could affect the total amount or the timing of the integration and implementation expenses.

Lawsuits or other legal proceedings have been, and additional lawsuits or other legal proceedings may be, filed against Quanterix, Akoya, the Combined Company and members of their respective boards of directors, in connection with the Merger, and an adverse ruling in any such lawsuit may prevent the Merger from becoming effective or from becoming effective within the expected time frame, or have an adverse impact on the Combined Company’s business and operations.

Transactions such as the Merger are frequently subject to litigation or other legal proceedings, including actions alleging that the Quanterix Board or Akoya Board breached their respective fiduciary duties to their stockholders by entering into the Merger Agreement, by failing to obtain a greater value in the transaction for their stockholders or otherwise. Such litigation has been brought against Akoya and neither Quanterix nor Akoya can provide assurance that further litigation or other legal proceedings will not be brought. Quanterix and Akoya, along with the Quanterix Board and Akoya Board, as applicable, will defend against any such litigation, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of Quanterix, Akoya or the Combined Company, including through the possible diversion of either company’s resources or distraction of key personnel.

Furthermore, one of the conditions to the completion of the Merger is the absence of an order (whether temporary or permanent) issued or entered after the date of the Merger Agreement by any governmental body enjoining or otherwise prohibiting the consummation of the Merger. As such, if any plaintiffs are successful in obtaining an injunction preventing the consummation of the Merger, that injunction may prevent the Merger from becoming effective or from becoming effective within the expected time frame.

If the Merger is completed, the Combined Company may be exposed to increased litigation or other legal proceedings from stockholders, customers, partners, suppliers, contractors and other third parties due to the merger of Quanterix’s and Akoya’s businesses following the Merger. Even if such lawsuits or other legal proceedings are without merit, defending against these claims can result in substantial costs and divert management time and attention. Such litigation or an adverse judgment resulting in monetary damages may have an adverse impact on the Combined Company’s business and results of operations or may cause disruptions to the Combined Company’s operations.

The opinion of Akoya’s financial advisor will not reflect changes in circumstances between the date of delivery of such opinion and completion of the Merger. Because Akoya does not anticipate asking its financial advisor to update its opinion, and the financial advisor has no obligation to update, revise, or reaffirm its opinion, the opinion will not address the fairness of the Per Share Merger Consideration from a financial point of view at the time the Merger is completed.

Akoya obtained an opinion from its financial advisor in connection with signing the Merger Agreement and has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus and does not anticipate asking its financial advisor to update its opinion prior to completion of the Merger. Changes in the operations and prospects of Quanterix or Akoya, general market and economic conditions, changes in applicable law or regulation and other factors that may be beyond the control of Quanterix or Akoya, and on which Akoya’s financial advisor’s opinion was based, may significantly alter the value of Quanterix or Akoya or the prices of shares of Quanterix Common Stock or Akoya Common Stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the respective date of the opinion. Because Akoya does not anticipate asking its financial advisor and its financial advisor has no obligation to update, revise, or reaffirm its opinion, the opinion will not address the fairness of the Per Share Merger Consideration from a financial point of view at the time the Merger is completed. For a description of the opinion that Akoya received from its financial advisor, please refer to the section titled “The Merger — Opinion of Akoya’s Financial Advisor.”

Risks Relating to the Combined Company

Combining the businesses of Quanterix and Akoya may be more difficult, costly or time-consuming than expected and the Combined Company may fail to realize the anticipated benefits of the Merger, which may adversely affect the Combined Company’s business results and negatively affect the value of the Quanterix Common Stock following the Merger.

The success of the Merger will depend on, among other things, Quanterix’s ability to realize the anticipated benefits, synergies and efficiencies from combining the businesses of Quanterix and Akoya. This success will depend on, among other factors, Quanterix’s ability to integrate its business with the business of Akoya. If Quanterix is not able to successfully integrate Akoya’s business into the Combined Company within the anticipated time frame, or at all, the anticipated synergies, efficiencies and other benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected.

Quanterix and Akoya have operated and, until the completion of the Merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Quanterix or Akoya employees, a reduction in the ability to attract talent, the inability to maintain relationships with Quanterix’s and Akoya’s customers, service providers, partners, vendors, suppliers and other business relationships, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. The challenges involved in this integration, which will be complex and time-consuming, include the following:

●	combining the businesses of Quanterix and Akoya, including respective operations and corporate functions, and meeting the capital requirements of the Combined Company in a manner that permits the Combined Company to achieve any revenue synergies or efficiencies anticipated to result from the Merger, the failure of which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;
●	integrating, retaining and, where applicable, cross-training personnel from the two companies;
●	integrating the offerings and services available to customers;
●	integrating each company’s technologies and technologies licensed by them from third parties;
●	identifying and eliminating redundant and underperforming functions and assets;
●	harmonizing each company’s operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
●	maintaining existing relationships with each company’s customers, service providers, partners, vendors and suppliers, and leveraging relationships with such third parties for the benefit of the Combined Company;

●	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
●	consolidating each company’s administrative and information technology infrastructure;
●	coordinating geographically dispersed organizations; and
●	effecting actions that may be required in connection with obtaining regulatory or other governmental approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the Combined Company. An inability to realize the full extent of the anticipated benefits of the Merger, as well as any delays or higher than expected integration costs encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the Combined Company, which may adversely affect the value of the common stock of the Combined Company.

Certain customers may seek to modify contractual relationships with the Combined Company, which could have an adverse effect on the Combined Company’s business and operations.

As a result of the Merger, the Combined Company may experience impacts on relationships with its customers that may harm the Combined Company’s business and results of operations. Certain counterparties may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that Quanterix’s or Akoya’s contractual counterparties will continue to have a relationship with the Combined Company or do so on the same or similar contractual terms following the Merger. If any contractual counterparties (such as customers, service providers, partners, vendors or suppliers) seek to terminate or modify contractual obligations or discontinue the relationship with the Combined Company, then the Combined Company’s business and results of operations may be harmed.

Completion of the transaction may trigger change in control, assignment or other provisions in certain agreements to which Akoya is a party, which may have an adverse impact on the Combined Company’s business and results of operations.

The completion of the Merger may trigger change in control, assignment and other provisions in certain agreements to which Akoya is a party. If Akoya is unable to negotiate waivers of or consents under those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or other remedies. Even if Akoya is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Combined Company. Any of the foregoing or similar developments may have an adverse impact on the business, financial condition and results of operations of the Combined Company, or the ability of Quanterix to successfully integrate Akoya’s business.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the Combined Company following completion of the Merger.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is based upon a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the Combined Company’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. The Combined Company’s actual results and financial position after the Merger also may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of Akoya as of the date of the completion of the Merger. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this proxy statement/prospectus. For more information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

While presented with numeric specificity, the unaudited pro forma condensed combined financial information provided in this proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, industry performance and competition, and general business, economic, market and financial conditions and additional matters specific to Quanterix’s or

Akoya’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of Quanterix and Akoya. As a result, actual results may differ materially from the unaudited pro forma condensed combined financial information. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating to Quanterix’s or Akoya’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The Quanterix Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by Quanterix stockholders, which could limit the ability of stockholders of the Combined Company to obtain a favorable judicial forum for disputes with the Combined Company.

The Quanterix Charter (which will govern the rights of Akoya stockholders as stockholders of Quanterix following the Merger) provides that, unless Quanterix consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Quanterix’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Quanterix’s directors, officers, or other employees to Quanterix or its stockholders, (iii) any action asserting a claim against Quanterix arising pursuant to any provision of the DGCL or the Quanterix Charter or the Quanterix Bylaws or (iv) any action asserting a claim against Quanterix that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Quanterix Charter further provides that any person or entity purchasing or otherwise acquiring any interest in shares of Quanterix’s capital stock is deemed to have notice of and consented to the provisions of the Quanterix Charter described above. The forum selection clause in the Quanterix Charter may have the effect of discouraging lawsuits against Quanterix or its directors and officers and may limit Quanterix stockholders’ ability to obtain a favorable judicial forum for disputes with Quanterix.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included under the section titled and “The Merger — Certain Akoya Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Akoya’s management when prepared and these estimates and assumptions are subject to uncertainties, many of which are beyond Quanterix’s and Akoya’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this section titled “Risk Factors” section and the events or circumstances described under the section titled “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the Combined Company’s future results. As a result of these contingencies, actual future results may vary materially from the estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

The financial estimates set forth in the forecasts included under the section titled “The Merger — Certain Akoya Unaudited Prospective Financial Information” were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Quanterix and Akoya do not undertake any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. The prospective financial information included in this document has been prepared by, and is the responsibility of, Akoya management. No accounting firm has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information included under the section titled “The Merger — Certain Akoya Unaudited Prospective Financial Information” and, accordingly, no accounting firm expresses an opinion or any other form of assurance with respect thereto.

Ernst & Young LLP is the independent registered public accounting firm whose report contained in this proxy statement/prospectus relate to the previously issued financial statements of Quanterix for the year ended December 31, 2024. RSM US LLP is the independent registered public accounting firm whose report contained in this proxy statement/prospectus relate to the previously issued financial statements of Akoya for the year ended December 31, 2024. Their respective reports do not extend to the prospective financial information and should not be read to do so.

Risks Related to Quanterix’s Financial Condition and Financial Reporting Matters

Failure to remediate material weaknesses in, or inherent limitations associated with, Quanterix’s internal control over financial reporting have resulted in, and in the future could result in, material misstatements in Quanterix’s financial statements.

In Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 6, 2023, Quanterix identified four material weaknesses in its internal control over financial reporting relating to the operating effectiveness of Quanterix’s internal controls, including a material weakness associated with (i) the accounting for inventory, including excess and obsolescence reserves (the “Inventory MW”), (ii) the accounting for salaries and commissions expense (the “Compensation MW”), (iii) the financial statement close process, including financial reporting, share-based compensation and non-recurring transactions such as impairment of assets and accounting for leases (the “Financial Statement Close Process MW”), and (iv) the accounting for property and equipment, net (the “Property and Equipment MW”). In Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Original Report”), filed with the SEC on February 29, 2024, Quanterix indicated that its management concluded that the Financial Statement Close Process MW and Compensation MW were remediated. However, management also concluded that control deficiencies existed as of December 31, 2023, and that these control deficiencies constituted material weaknesses in Quanterix’s internal control over financial reporting. Specifically, management concluded that a portion of the Inventory MW related to the valuation of Quanterix’s inventory, including excess and obsolescence reserves (the “Inventory Valuation MW”) and the Property and Equipment MW continued to exist as of December 31, 2023. Subsequent to the filing of the 2023 Original Report, in Amendment No. 1 to Quanterix’s Annual Report on Form 10-K/A for the year ended December 31, 2023, filed with the SEC on December 26, 2024 (the “Amended Annual Report on Form 10-K/A”), Quanterix indicated that its management concluded that the Restatement in the Amended Annual Report on Form 10-K/A was a result of a newly identified design deficiency associated with the Inventory Valuation MW, related to Quanterix’s internal controls over the capitalization of labor and overhead costs.

Based on Quanterix’s efforts and after demonstrating the operating effectiveness of the related internal controls for a sufficient period of time, management has concluded that the Property and Equipment MW was remediated as of December 31, 2024. However, as of December 31, 2024, the Inventory Valuation MW, including the additional control design deficiency, was not remediated and management has identified an additional material weakness in the operating effectiveness of Quanterix’s internal controls associated with the accounting for Accelerator Laboratory revenue, a component of Quanterix’s service and other revenue. Quanterix is working to remediate these two outstanding material weaknesses, but will not be able to consider any material weakness remediated until the applicable remedial controls operate for a sufficient period of time and Quanterix’s management has concluded, through testing, that its controls are operating effectively.

Quanterix’s efforts to remediate outstanding material weaknesses, and to maintain effective internal control over financial reporting, are ongoing; however, there are inherent limitations in all control systems and no evaluation of controls can provide absolute assurance that all deficiencies have been detected. Quanterix cannot assure you that additional material weaknesses in Quanterix’s internal control over financial reporting will not arise or be identified in the future. If after having remediated outstanding material weaknesses Quanterix is unable to maintain the effectiveness of its internal control over financial reporting or its disclosure controls and procedures, Quanterix could lose investor confidence in the accuracy and completeness of its financial reports, the market price of Quanterix Common Stock could decline, and Quanterix could be subject to regulatory scrutiny, civil, or criminal penalties or litigation. Continued or future failure to maintain effective internal control over financial reporting could also result in financial statements that do not accurately reflect Quanterix’s financial condition or results of operations, may result in material misstatements in Quanterix’s financial statements, and may also restrict Quanterix’s future access to the capital markets.

Quanterix has incurred significant expense and dedicated significant internal resources to address the material weaknesses described above, and it expects that the continued execution of the plan to remediate the remaining material weaknesses will continue to be costly and will distract management from other activities. There can be no assurance that Quanterix will conclude in the future that it has effectively remediated outstanding material weaknesses or that it will not identify any additional significant deficiencies or material weaknesses that will impair its ability to report Quanterix’s financial condition and results of operations accurately or on a timely basis.

The Restatement of Quanterix’s financial statements may affect stockholder and investor confidence in Quanterix or harm Quanterix’s reputation, and may subject Quanterix to additional risks and uncertainties, including increased costs and the increased possibility of legal proceedings and regulatory inquiries, sanctions or investigations.

Quanterix has incurred, and may continue to incur, substantial unanticipated costs for accounting and legal fees in connection with, or related to, the Restatement. The Restatement could also subject Quanterix to other risks and uncertainties, including the increased possibility of legal proceedings and inquiries, sanctions, or investigations by the SEC or other regulatory authorities relating to the Restatement. Any of the foregoing may adversely affect Quanterix’s reputation, the accuracy and timing of its financial reporting, or its business, results of operations, liquidity, and financial condition, or cause stockholders, investors, and customers to lose confidence in the accuracy and completeness of its financial reports, or cause the market price of Quanterix Common Stock to decline. Any such legal proceedings or regulatory inquiries, sanctions, or investigation, whether successful or not, could adversely affect Quanterix’s business, financial condition, and results of operations.

Quanterix’s quarterly and annual operating results and cash flows have fluctuated in the past and might continue to fluctuate, which could cause the value of Quanterix Common Stock to fluctuate or decline significantly.

Numerous factors, many of which are outside of Quanterix’s control, may cause or contribute to significant fluctuations in its quarterly and annual operating results. These fluctuations may make financial planning and forecasting difficult. In addition, one or more of such factors may cause Quanterix’s revenue or operating expenses in one period to be disproportionately higher or lower relative to the others, and comparing Quanterix’s operating results on a period-to-period basis might not be meaningful. Investors should not rely on Quanterix’s past results as indicative of its future performance. Moreover, Quanterix’s stock price might be based on expectations of future performance that are unrealistic or that it might not meet and, if Quanterix’s revenue or operating results fall below the expectations of investors or securities analysts, the price of Quanterix Common Stock could decline significantly.

Quanterix has incurred annual losses since it was formed and expects to incur losses in the future. Quanterix cannot be certain that it will achieve or sustain profitability.

Quanterix incurred net losses of $38.5 million, $28.4 million and $99.6 million for the years ended December 31, 2024, 2023 and 2022, respectively and $20.5 million for the quarter ended March 31, 2025. As of December 31, 2024, and March 31, 2025, Quanterix had an accumulated deficit of $470.1 million and $490.6 million, respectively. Quanterix cannot predict if or when it will achieve profitability or if or when it will be able to sustain profitability once achieved. Quanterix expects that its losses will continue at least through the next 24 months as it executes its strategy for its entry into translational pharma and clinical diagnostic markets. Quanterix may incur significant losses in the future for a number of reasons, many of which are beyond its control, including the other risks described in this proxy statement/prospectus, the market acceptance of its products, competitive products, future product development and its market penetration and margins.

Quanterix may fail to achieve the expected cost savings and related benefits from its May 2025 cost reduction actions, and the consequences of those actions may adversely impact its business.

On May 12, 2025, Quanterix announced a plan to reduce operating costs by approximately $15 million in 2025, with annualized savings of $30 million or 15% of its cost base. Approximately $9 million of the $15 million savings will be realized from headcount actions. Quanterix expects to incur expenses of approximately $1.5 million related to the reduction in force, substantially all of which will be cash expenditures incurred in 2025 for severance. There is no guarantee that these cost reduction actions will result in the anticipated savings or other economic benefits, and Quanterix may incur unanticipated charges or make payments that were not previously contemplated. Additionally, these actions:

●	may result in the loss of institutional knowledge and expertise;
●	may disrupt or restrain the scope of Quanterix’s business activities; and
●	may make it more difficult to attract and retain qualified personnel, whose duties may be expanded to include those of employees whose positions were eliminated in the reduction-in-force.

If Quanterix is unable to realize the anticipated benefits from the reduction-in-force, or if it experiences significant adverse consequences from the reduction-in-force, Quanterix’s business, financial condition, and results of operations may be materially adversely affected.

Quanterix’s ability to use net operating losses to offset future income may be subject to certain limitations.

As of March 31, 2025, Quanterix had federal net operating loss (“NOLs”) carryforwards to offset future taxable income of approximately $340.8 million, $108.5 million of which are subject to future expiration, including $0.1 million that expire in 2026. A lack of future taxable income would adversely affect Quanterix’s ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Quanterix may have already experienced ownership changes as defined under Section 382 of the Code. Depending on the timing of any future utilization of Quanterix’s NOLs, the amount that can be utilized each year may be limited as a result of such previous ownership changes. In addition, future changes in Quanterix’s stock ownership, including changes that may be outside of its control, could result in additional ownership changes under Section 382 of the Code. Quanterix’s NOLs may also be impaired under similar provisions of state law. Quanterix has recorded a full valuation allowance related to its NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Risks Related to Quanterix’s Business

If Quanterix’s products fail to achieve and sustain sufficient market acceptance, its revenue will be adversely affected.

Quanterix’s success depends on its ability to develop and market products that are recognized and accepted by its customers and potential customers as reliable, enabling and cost-effective. Continued market acceptance of Quanterix’s Simoa technology platform and products and other platforms and products it may develop in the future, such as Simoa ONE, will depend on many factors, including its ability to convince potential customers that its technology is an attractive alternative to other available technologies. If Quanterix is unable to continue to motivate customers to use Simoa technology or other technologies it may develop, adoption of its technology may be slowed and its ability to retain and grow its customer base and increase its revenue would be adversely affected.

Sales of Quanterix’s assays for neurological indications have become increasingly important to its business, and any significant decrease in sales of such assays could have a material adverse effect on its business.

Neurology has been one of Quanterix’s primary focus areas for commercialization of its Simoa technology and the services that it provides to its customers. Sales from neurological-related biomarkers have become an increasingly important part of its business. There can be no assurance that Quanterix will continue to derive meaningful revenues from the sale of its neurological products, from services related to neurodegenerative conditions or from sales of instruments driven by customers desiring access to its technology for work relating to neurological conditions. The adoption by Quanterix’s customers of competitive technologies for detecting biomarkers of neurodegenerative conditions could negatively impact its revenues and have a material adverse effect on its business.

Quanterix may not be successful in penetrating the diagnostics market.

Quanterix believes its Simoa technology has the capability to enable the development of a new category of less-invasive diagnostic tests that could replace current invasive, expensive, and inconvenient diagnostic methods. Accordingly, Quanterix has begun to expand into the diagnostics market. Transitioning from research use only to also serving the diagnostics market entails significant risks, including:

●	significant investments in product development, scaling manufacturing processes, marketing and sales activities, regulatory compliance, reimbursement and billing activities and infrastructure to support the foregoing;
●	navigating complex regulatory frameworks, including but not limited to FDA regulations and equivalent agencies internationally;
●	competition from products that may offer superior performance, pricing, or convenience, and prevent Quanterix from penetrating target markets effectively; and
●	challenges associated with obtaining adequate reimbursement from government healthcare programs and private insurers.

Further, Quanterix’s progress in penetrating the diagnostics market may be slower than it intends and may require a substantially larger investment than it expects. If Quanterix is unable to manage these risks effectively, its efforts to penetrate the diagnostics market may be unsuccessful, and its business, operating results and financial condition could suffer.

The sales cycle for Quanterix’s Simoa instruments can be lengthy and variable, which makes it difficult for Quanterix to forecast revenue and other operating results.

The sales process for Quanterix’s Simoa instruments generally involves numerous interactions with multiple individuals within an organization, and often includes in-depth analysis by potential customers of its technology and products and a lengthy review process. Quanterix’s customers’ evaluation processes often involve a number of factors, many of which are beyond its control. As a result of these factors, the capital investment required to purchase Quanterix’s systems, and the budget cycles of its customers, the time from initial contact with a customer to its receipt of a purchase order can vary significantly. Given the length and uncertainty of Quanterix’s sales cycle, it has in the past experienced, and expects in the future to experience, fluctuations in its sales on a period-to-period basis. In addition, any failure to meet customer expectations could result in customers choosing to retain their existing systems, using existing assays not requiring capital equipment, or purchasing systems other than Quanterix’s.

Purchase of Quanterix’s Simoa instruments requires a significant capital investment which can impact sales in times of constrained spending.

The purchase of Quanterix’s Simoa instruments requires a significant investment by Quanterix’s customers, and a reduction in capital spending by potential customers can result in lower instrument sales. During periods of constrained capital spending, potential instrument customers may instead choose to engage Quanterix’s Accelerator lab or an outside lab, or may use another instrument platform that they already have or that is less expensive than the Simoa instruments. Quanterix believes that a constrained capital funding environment resulted in softness in instrument sales throughout 2024 and that this constrained spending environment will continue into 2025. Policy actions taken by the federal government may exacerbate the constrained spending environment. See “Changes in U.S. government policies, including increased tariffs and potential reductions in federal research funding, could adversely affect Quanterix’s business” below.

Because a significant portion of Quanterix’s revenue comes from a few large customers, any significant decrease in sales to these customers, due to industry consolidation or otherwise, could harm its operating results.

For the quarter ended March 31, 2025, Quanterix’s top five customers accounted for approximately 20% of its total revenue. The loss of a significant amount of business from one or more of Quanterix’s major customers would have a material adverse effect on its business. There can be no assurance that there will not be a loss or reduction in business from one or more of Quanterix’s major customers. In addition, Quanterix cannot assure that net sales from customers that have accounted for significant net sales in the past, either individually or as a group, will reach or exceed historical levels in any future period.

Quanterix’s long-term results depend upon its ability to improve existing products and introduce and market new products successfully and timely.

Quanterix generally sells its products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. Accordingly, Quanterix’s business is dependent on the continued improvement of its existing Simoa products and its development of new products utilizing Simoa or other technology it develops or acquires. As Quanterix introduces new products or refines, improves or upgrades versions of existing products, it cannot predict the level of market acceptance or the amount of market share these products will achieve, if any. Quanterix cannot guarantee that it will not experience material delays in the introduction of new products in the future. In addition, introduction of new products could result in a decrease in revenues from existing products. Consistent with Quanterix’s strategy of offering new products and product refinements, it has invested substantial capital on research and development, and it expects to continue to use a substantial amount of capital for product research and development. Quanterix’s research and development initiatives can be costly and time-consuming, and they may fail to achieve the intended benefits. If Quanterix does not develop new products and product enhancements based on technological innovation on a timely basis, its products may become obsolete over time and its revenues, cash flow, profitability and competitive position will suffer.

Quanterix may experience delays in launching its next-generation platform, Simoa ONE, on its anticipated timeline, which could adversely affect Quanterix’s business, financial condition, and results of operations.

Quanterix currently expects to launch its next-generation instrument, Simoa ONE, by the end of 2025. In addition, in May 2025, Quanterix announced that it expects to make its Simoa ONE assay kits compatible with over 20,000 existing flow cytometers worldwide pursuant to a new early-access program in 2026. However, there are various risks that could delay or prevent the successful launch and commercialization of the new instrument or the flow cytometer-compatible assay kits. These risks include, but are not limited to, unforeseen technical challenges, supply chain disruptions, and delays in manufacturing. Many of these risks are beyond Quanterix’s control.

If Quanterix experiences significant delays in launching the Simoa ONE platform, its ability to generate revenue and achieve market adoption may be adversely impacted. Delays or setbacks could also allow competitors to introduce alternative solutions, erode Quanterix’s market position, or negatively affect customer confidence in its product pipeline. Additionally, if development costs exceed Quanterix’s expectations, or if Quanterix is unable to successfully commercialize the platform, its financial condition and results of operations could suffer.

Defects or other quality issues in Quanterix’s products could lead to unforeseen costs, product recalls, adverse regulatory actions, negative publicity, and litigation, including product liability claims, any of which could cause customers to decide not to purchase Quanterix’s products, harm Quanterix’s reputation, and negatively affect Quanterix’s sales, operating results and financial condition.

Quanterix’s Simoa products are complex and may contain undetected errors or defects, especially when first introduced or as new versions or new products are released. Quanterix has in the past devoted, and will continue to devote, funding and resources to technology development, quality assurance and manufacturing initiatives designed to ensure or improve quality, such as the assay redevelopment program which was initiated in 2022 and substantially completed in the fourth quarter of 2023. However, there can be no assurance that Quanterix will be successful in its efforts to manufacture products at a level of quality necessary for Quanterix customers or to avoid Quanterix products containing undiscovered defects or quality issues. Additionally, reduction in personnel who service Quanterix instruments may result in service delays, instrument downtime and customer dissatisfaction. Defects, errors or quality issues in Quanterix products may discourage customers from purchasing Quanterix products and could harm Quanterix’s reputation. Quanterix may also be subject to warranty claims and litigation involving claims for damages or incur additional costs, in each case due to errors or defects in Quanterix’s products. In addition, if Quanterix does not meet industry or quality standards, if applicable, Quanterix’s products may be subject to recall. A material liability claim, recall or other occurrence that harms Quanterix’s reputation or decreases market acceptance of Quanterix’s products could harm Quanterix’s business and operating results.

Use of Quanterix’s products or services by Quanterix or a customer for diagnostic purposes could result in a product liability claim alleging that one of Quanterix’s products contained a design or manufacturing defect that resulted in the failure to adequately perform, leading to death or injury. A product liability claim could result in substantial damages and be costly and time- consuming to defend, either of which could materially harm Quanterix’s business or financial condition. Quanterix cannot guarantee that Quanterix’s product liability insurance would adequately protect Quanterix’s assets from the financial impact of defending a product liability claim. Any product liability claim brought against Quanterix, with or without merit, could increase Quanterix’s product liability insurance rates or prevent Quanterix from securing insurance coverage in the future.

Quanterix’s reliance on distributors for sales of its products outside of the United States could impact its revenue.

Quanterix has established distribution agreements for its Simoa instruments and related consumable products with distributors in certain foreign countries, including Australia, Brazil, China, the Czech Republic, India, Hong Kong, Israel, Japan, New Zealand, Qatar, Saudi Arabia, Singapore, South Africa, South Korea, Taiwan and the UAE. Quanterix intends to continue to grow its business internationally, and to do so it must attract additional distributors and retain existing distributors to maximize the commercial opportunity for its products. There is no guarantee that Quanterix will be successful in attracting or retaining desirable sales and distribution partners or that it will be able to enter into such arrangements on favorable terms. Distributors may not commit the necessary resources to market and sell its products to the level of its expectations or may choose to favor marketing the products of its competitors. If current or future distributors do not perform adequately, or if Quanterix is unable to enter into effective arrangements with distributors in particular geographic areas, Quanterix may not realize long-term international revenue growth. In addition, if Quanterix’s distributors fail to comply with applicable laws and ethical standards, including anti-bribery laws, this could damage Quanterix’s reputation and could have a significant adverse effect on its business and its revenues.

Quanterix generates a substantial portion of its revenue internationally and it expects this will continue in the future; as a result, Quanterix’s business is subject to various risks relating to its international activities, which could adversely affect its business, operating results and financial condition.

For the years ended December 31, 2024, 2023 and 2022 and the quarter ended March 31, 2025, approximately 36%, 38%, 38%, and 36%, respectively, of Quanterix’s total revenue was generated from customers located outside of North America. Quanterix believes that a substantial percentage of its future revenue will continue to come from international sources as it expands its overseas operations and develops opportunities in additional areas. Engaging in international business involves a number of difficulties and risks, including:

●	difficulties and costs of staffing and managing foreign operations;
●	required compliance with existing and changing U.S. or foreign regulatory requirements and laws;
●	a shortage of high-quality salespeople and distributors;
●	pricing pressure that Quanterix may experience internationally;
●	difficulties in enforcing Quanterix’s intellectual property rights and in defending against third-party threats and intellectual property enforcement actions against it or any of it distributors, suppliers or collaborators;
●	reduced or varied protection for intellectual property rights in some countries;
●	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, data privacy requirements, such as the E.U. General Data Protection Regulation (the “GDPR”), labor laws and anti-competition regulations;
●	export or import restrictions and supply chain disruptions;
●	laws and business practices favoring local companies;
●	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
●	restrictions on the activities of foreign agents, representatives and distributors;
●	foreign currency exchange rate fluctuations;
●	the imposition of U.S. or international sanctions against a country, company, person or entity with whom Quanterix does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;
●	the impact of political and economic instability and conflict, which could lead to uncertainty and instability in global financial markets;
●	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on Quanterix;
●	the imposition of new trade restrictions; and
●	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers.

If Quanterix is unable to manage these risks effectively, its business, operating results and financial condition will suffer.

Quanterix relies on a single contract manufacturer for its Simoa HD-X instrument and on a different single contract manufacturer for its Simoa SR-X instrument, and it expects to rely on a different single contract manufacturer for its new Simoa ONE instrument. If any of these manufacturers should fail to perform, or not perform satisfactorily, Quanterix’s ability to supply these instruments would be negatively and adversely affected.

Quanterix currently relies on a single contract manufacturer, STRATEC Biomedical AG (“STRATEC”), an analytical and diagnostic systems manufacturer located in Germany, to manufacture and supply all of its Simoa HD-X instruments. In addition, Quanterix currently relies on a single contract manufacturer, Paramit Corporation (“Paramit”), a contract manufacturer located in California, to manufacture and supply all of its SR-X instruments. Quanterix also expects to rely on a different single contract manufacturer for its new Simoa ONE instrument. Since Quanterix’s contract with STRATEC does not commit them to supply quantities beyond the amounts included in its forecasts and its contract with Paramit does not commit them to carry inventory or make available any particular quantities. Accordingly, Quanterix may not be able to obtain adequate supplies in a timely manner or on commercially reasonable terms. If any of these manufacturers are not able to supply instruments, Quanterix’s business would be harmed.

In the event it becomes necessary to utilize a different contract manufacturer for an instrument, Quanterix would experience additional costs, delays and difficulties in doing so as a result of needing to identify and enter into an agreement with a new supplier as well as needing to prepare such new supplier to meet the logistical requirements associated with manufacturing Quanterix’s instruments, and its business would suffer. Quanterix may also experience additional costs and delays in the event it needs access to or rights under any intellectual property of STRATEC.

In addition, certain of the components used in Quanterix’s instruments are sourced by these manufacturers from limited or sole suppliers. If they were to lose such suppliers, there can be no assurance that they would be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. An interruption in Quanterix’s ability to sell and deliver instruments to customers could occur if its manufacturers encounter delays or difficulties in securing these components, or if the quality of the components supplied do not meet specifications, or if they cannot then obtain an acceptable substitute. If any of these events occur, Quanterix’s business and operating results could be harmed.

Quanterix relies on a limited number of suppliers or, in some cases, one supplier, for some of its materials and components used in its consumable products and services and its SP-X instrument, and Quanterix may not be able to find replacements or immediately transition to alternative suppliers if any of these suppliers fail to perform, which could have a material adverse effect on its business, financial condition, results of operations and reputation.

Quanterix relies on limited or sole suppliers for certain reagents and other materials and components that are used in its consumable products and services and in its SP-X instrument. While Quanterix has long-term contracts with some critical suppliers, it does not have contracts with all suppliers and instead relies on periodically forecasting its needs for such materials and entering into standard purchase orders with its suppliers. In addition, Quanterix’s use of many of the materials used in its consumable products is limited to research use only. As Quanterix expands into diagnostic applications for its products, it will need to secure diagnostic rights to such materials. If Quanterix were to lose suppliers or was unable to secure required rights for materials from suppliers, there can be no assurance that it will be able to identify or enter into agreements with alternative suppliers on a timely basis and on acceptable terms, if at all. An interruption in Quanterix’s operations could occur if it encounters delays or difficulties in securing these materials or any required rights to these materials, if the quality of the materials supplied do not meet its requirements, or if it cannot then obtain an acceptable substitute. The time and effort required to qualify a new supplier and ensure that the new materials provide the same or better quality results could result in significant additional costs. Any such interruption could significantly affect Quanterix’s business, financial condition, results of operations and reputation.

Quanterix could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws by Quanterix or its agents.

Quanterix is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which prohibits companies and individuals from corruptly making payments, directly or indirectly through third parties, to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Quanterix is also subject to the FCPA’s accounting provisions, which require Quanterix to keep accurate books and records and to maintain a system of internal accounting controls sufficient to assure management’s control, authority and responsibility over its assets. Quanterix’s reliance on independent distributors to sell its products internationally demands a high degree of vigilance in maintaining its policy against participation in corrupt activity, because there are circumstances under which Quanterix could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical fields have faced criminal penalties under the FCPA for allowing their distributors and other third parties to deviate from appropriate practices in doing business with these individuals. Quanterix is also subject to similar anti-bribery laws in the jurisdictions in which it operates, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and any violations of these laws, or allegations of such violations, could disrupt Quanterix’s operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on its business, prospects, financial condition, or results of operations. Quanterix could also incur severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

The life sciences research and diagnostic markets are highly competitive. If Quanterix fails to effectively compete, its business, financial condition and operating results will suffer.

Quanterix faces significant competition in the life sciences research and diagnostic markets. Quanterix currently competes with both established and early-stage companies that design, manufacture and market systems and consumable supplies. Many of Quanterix’s current competitors have competitive advantages over it, including:

●	greater name and brand recognition;
●	substantially greater financial and human resources;
●	broader product lines;
●	larger sales forces and more established distributor networks;
●	more substantial intellectual property portfolios;
●	larger and more established customer bases and relationships; and
●	better established, larger scale and lower cost manufacturing capabilities.

Quanterix cannot guarantee that its products will compete favorably or that it will be successful in the face of increasing competition from new products and technologies introduced by its existing competitors or new companies entering its markets. In addition, Quanterix cannot guarantee that its competitors do not have or will not develop products or technologies that currently or in the future will enable them to produce competitive products with greater capabilities or at lower costs than Quanterix’s. Any failure to compete effectively could materially and adversely affect Quanterix’s business, financial condition and operating results.

Integrating any business, product or technology Quanterix acquires can be expensive and time-consuming and can disrupt and adversely affect its ongoing business, including product sales, and distract its management.

Quanterix has acquired, and may in the future acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. Quanterix’s ability to successfully integrate any business, product or technology it acquires depends on a number of factors, including, but not limited to, Quanterix’s ability to:

●	minimize the disruption and distraction of Quanterix’s management and other employees in connection with the integration of any acquired business, product or technology;
●	avoid acquisition of unanticipated liabilities related to acquired companies;
●	maintain and increase sales of Quanterix’s existing products;
●	establish or manage the transition of the manufacture and supply of any acquired product;
●	identify and add the necessary sales, marketing, manufacturing, regulatory and other related personnel, capabilities and infrastructure that are required to successfully integrate any acquired business, product or technology;
●	manage the transition and migration of acquired personnel and all commercial, financial, legal, regulatory and other pertinent information relating to any acquired business, product or technology;
●	comply with legal, regulatory and contractual requirements applicable to any acquired business, product or technology; and
●	maintain and extend intellectual property protection for any acquired product or technology.

If Quanterix is unable to perform the above functions or otherwise effectively integrate any acquired businesses, products or technologies, its business, financial condition and operating results will suffer.

Also, the anticipated benefit of any acquisition may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of Quanterix’s equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm its financial condition. Quanterix cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on its operating results.

Risks Related to Government Regulation and Diagnostic Product Reimbursement

Changes in U.S. government policies, including reductions in federal research funding and increased tariffs, are adversely affecting Quanterix’s business, though the full extent of the impact is uncertain.

The U.S. government has suspended or withheld disbursement of funds under certain federal research grants (or certain components of grants) and curtailed the grant of new awards, including funding and grants from the National Institutes of Health (“NIH”). These actions are negatively impacting spending within Quanterix’s industry and causing uncertainty, which is adversely impacting Quanterix’s business and Quanterix’s financial outlook for 2025. Certain of Quanterix’s customers, including academic institutions and research organizations, may depend in whole or in part on federal grants to advance their medical research activities. Any prolonged suspensions or reductions in such funding could slow innovation, delay collaborations, and limit the adoption of new technologies that contribute to Quanterix’s business growth.

Other recent policy actions, including the imposition of new tariffs on imported materials and goods from certain foreign countries, may also have an adverse impact on Quanterix’s business. The U.S. government has announced and/or implemented significant new tariffs on imports from a number of countries, resulting in retaliatory tariffs by certain countries. Increased tariffs on materials, goods and components used by Quanterix or Quanterix’s suppliers will likely raise production costs and could disrupt the supply chain. Because tariffs will likely increase the costs of materials, goods and components, Quanterix expects it will need to absorb the costs in some cases and/or increase the prices of certain of its products. This could adversely impact demand for Quanterix’s products and Quanterix’s competitive positioning.

If these or similar policy changes continue or expand, Quanterix may face increased costs and demand for its products could be impacted. Though the risks referenced above have already adversely impacted Quanterix’s business to some extent, the full impact of funding actions and tariffs on Quanterix and on its business partners remains highly uncertain and volatile. Quanterix cannot predict the full extent of these impacts, but any prolonged disruption could further adversely affect Quanterix’s business, financial condition, and results of operations.

If the FDA determines that Quanterix’s products are subject to regulation as medical devices, if the FDA modifies its regulations to require that Quanterix’s LDTs are subject to regulation as devices, or if Quanterix seeks to market its products for clinical diagnostic or health screening use, Quanterix will be required to comply with medical device law, including in some cases a requirement to obtain regulatory clearance(s) or approval(s). Any such regulatory process would be expensive, time-consuming and uncertain both in timing and in outcome.

Quanterix focused initially on the life sciences research market. This includes offering products for use by laboratories associated with academic and governmental research institutions, as well as pharmaceutical, biotechnology and contract research organizations (“CROs”). Accordingly, the majority of Quanterix’s products are labeled as “Research Use Only” (“RUO”). While Quanterix focused initially on the life sciences research market and RUO products only, its strategy includes expanding its product line to encompass products that are intended to be used for the diagnosis of disease, including LDTs and in vitro diagnostic (“IVD”) devices, either alone or in collaboration with third parties. IVD products are subject to regulation by the FDA, or comparable international agencies, as medical devices including requirements for regulatory clearance or approval of such products before they can be marketed.

The process of obtaining regulatory clearances to market a medical device can be costly and time consuming, and Quanterix or its collaborators may not be able to obtain these clearances or approvals on a timely basis, if at all. In general, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act (“FDCA”), or is the subject of an approved Premarket Approval (“PMA”), unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to a legally marketed predicate device, which can include pre-amendment, 510(k)-exempt, 510(k) cleared products, or PMA-approved products that have subsequently been down-classified. If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is novel, it is automatically classified into Class III, and the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek classification of the device through the de novo classification process. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use.

If any of Quanterix’s products are subject to medical device regulation, it would be subject to a substantial number of additional requirements for medical devices, including establishment registration, device listing, quality system regulations – which cover the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities) – product labeling, advertising, recordkeeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. One or more of the products Quanterix may develop using its technology may also require clinical trials in order to generate the data required for a PMA, de novo classification request or 510(k) premarket notification. Complying with these requirements may be time-consuming and expensive. Quanterix may be required to expend significant resources to ensure ongoing compliance with the FDA regulations. Failure to comply with these requirements may subject Quanterix to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If Quanterix fails to obtain, or experience significant delays in obtaining, regulatory approvals for IVD products, such products may not be able to be launched or successfully commercialized in a timely manner, or at all.

LDTs are a subset of IVD tests that are offered as services by Clinical Laboratory Improvement Amendments of 1988 (“CLIA”)-certified high complexity clinical laboratories and designed, manufactured and used within a single laboratory. In July 2022, Quanterix launched an LDT to quantitatively measure p-Tau 181 in plasma as an aid in diagnostic evaluation of Alzheimer’s disease, and in January 2023, Quanterix launched an LDT to quantitatively measure neurofilament light chain (“NfL”) in serum as an aid in the evaluation of individuals for possible neurodegenerative conditions or other causes of neuronal or central nervous system damage. In April 2024, FDA finalized a rule regarding LDTs that would make explicit that in vitro diagnostic products are devices under the FDCA, including when the manufacturer is a laboratory. Under the Final Rule, FDA would have increased its regulation of LDTs by phasing out its general enforcement discretion approach, and phasing in medical device regulation, for most LDTs over a period of four years. However, FDA intended to exercise continued enforcement discretion from certain aspects of medical device regulation for certain types of LDTs. For example, FDA intended to exercise regulatory discretion to not require premarket review or most quality system requirements for “currently marketed” LDTs, which included LDTs that were offered as of May 6, 2024, which is the date the FDA’s rule was finalized. Because three of the four LDTs currently offered by Quanterix were offered as of May 6, 2024, they may have qualified as “currently marketed” LDTs, which means they would not have been subject to premarket review or certain quality system requirements, although compliance with other aspects of medical device regulation would have applied. Certain groups have challenged the legality of FDA’s Final Rule regarding LDTs, asserting (among other things) that the rule exceeds FDA’s statutory authority to regulate medical devices. On March 31, 2025, the Final Rule was vacated in its entirety by the U.S. District Court for the Eastern District of Texas. FDA could appeal this decision, and if the Final Rule were reinstated, the rule would result in an increased regulatory burden, including additional costs and delays in introducing new tests. If reinstated, FDA’s rule could also have impacts on Quanterix’s business more broadly, given that many of its customers would be subject to additional regulation and delays, which could potentially affect the development of new diagnostics that incorporate its instruments or consumables. If reinstated, this also could increase costs and regulatory burdens on laboratories that develop LDTs, thereby reducing the financial incentive for laboratories to develop new LDTs or invest in instruments, which could reduce demand for Quanterix’s instruments and its other products.

Foreign jurisdictions have laws and regulations similar to those described above, which may adversely affect Quanterix’s ability to market its products as planned in such countries. The number and scope of these requirements are increasing. As in the United States, the cost and time required to comply with regulatory requirements may be substantial, and there is no guarantee that Quanterix will obtain the necessary authorization(s) required to make its products commercially viable. In addition, the imposition of foreign requirements may also have a material adverse effect on the commercial viability of Quanterix’s operations.

Quanterix’s products may in the future be subject to product recalls that could harm its reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products, including RUO products, in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall of a medical device must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by Quanterix or one of its distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of Quanterix’s products would divert managerial and financial resources and have an adverse effect on its financial condition and results of operations.

U.S. legislative, FDA or global regulatory reforms may make it more difficult and costly for Quanterix to obtain any required regulatory approval of its product candidates and to manufacture, market and distribute its products after approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof. For example, in December 2022, Congress enacted the Food and Drug Omnibus Reform Act of 2022 (“FDORA”). FDORA reauthorized the FDA to collect device user fees and contained substantive amendments to the device provisions of the FDCA, including imposing new cybersecurity and clinical trial requirements for devices. Congress has also considered, but not yet passed, legislation to impose a new FDA regulatory framework for all diagnostics, including IVD devices and LDTs. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect Quanterix’s business and its products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be. Any change in the laws or regulations that govern the clearance and approval processes relating to Quanterix’s current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market and distribute existing products. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for Quanterix’s new products would have an adverse effect on its ability to expand its business.

In addition, in the E.U. new regulations recently entered into force that result in greater regulation of medical devices and IVDs. The new IVD regulation (the “IVD Regulation”) is significantly different from European directive for IVD medical devices (the “IVD Directive”) that it replaces in that it ensures that the new requirements apply uniformly and on the same schedule across the member states, includes a risk-based classification system and increases the requirements for conformity assessment. The CE registration for UmanDiagnostics AB’s (“Uman’s”) NfL enzyme-linked immunosorbent assay (“ELISA”) kit for cerebral spinal fluid was approved in March 2014 under the IVD Directive. Under the IVD Directive the assay is classified as a general IVD product, and required self-certification with no involvement of a notified body/authority. The IVD Regulation introduces a new classification system for IVDs and assessment by a notified body is required for class B, C and D products. Uman’s NfL ELISA kit for cerebrospinal fluid (“CSF”) is classified as a class B product and must fully comply with (and have a CE mark issued under) the IVD Regulation by May 2027 (subject to extension of the transitional periods in the IVD Regulation). The new requirements include an ISO 13485 certification of the quality system (which Uman received in July 2018) and increased technical evidence and follow-up of performance of the specific product (e.g. clinical evidence and post-market activities). The work to evaluate and to meet the new technical requirements is on-going.

Quanterix’s failure to continue to comply with applicable foreign regulatory requirements, including those administered by authorities of the European Economic Area (“EEA”) countries, could result in enforcement actions against Quanterix, including refusal, suspension or withdrawal of its CE Certificates of Conformity by its notified body, which could impair its ability to market products in the EEA in the future.

If Quanterix does not comply with governmental regulations applicable to its CLIA-certified laboratory, it may not be able to continue its Accelerator laboratory operations or continue offering its LDTs.

CLIA is a federal law that regulates clinical laboratories that perform examination of human specimens for the purpose of providing information for the diagnosis, prevention or treatment of any disease or impairment of, or the assessment of health of, human beings. The operation of Quanterix’s CLIA-certified laboratory is subject to regulation by numerous federal, state and local governmental authorities in the United States. This laboratory holds a CLIA certificate of compliance for high-complexity testing and is licensed by California, Maryland, Massachusetts, Pennsylvania and Rhode Island, and has applied for a license in the State of New York. Quanterix may seek to obtain other state licenses if required in the future. Failure to comply with federal or state regulations or changes in those regulatory requirements could result in a substantial curtailment or even prohibition of the operations of Quanterix’s laboratory and could have an adverse effect on its business. To maintain CLIA certification, laboratories are subject to survey and inspection every two years. Moreover, CLIA inspectors may make unannounced inspections of these laboratories. If Quanterix were to lose its CLIA certification or any required state licenses, whether as a result of a revocation, suspension or limitation, it could have a material adverse effect on its business.

Quanterix expects to rely on third parties in conducting any required future studies of diagnostic products that may be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.

Quanterix does not have the ability to independently conduct clinical trials or other studies that may be required to obtain FDA and other regulatory clearance or approval for future diagnostic products. Accordingly, Quanterix expects that it would rely on third parties, such as clinical investigators, CROs, consultants, and collaborators to conduct such studies if needed. For example, Quanterix is currently working with the Alzheimer’s Drug Discovery Foundation and the Global Alzheimer’s Platform Foundation on prospective clinical trials for its assays. Quanterix’s reliance on these third parties for clinical and other development activities would reduce its control over these activities. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised, Quanterix may not be able to obtain regulatory clearance or approval.

If diagnostic procedures that are enabled by Quanterix’s technology are subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, Quanterix’s business could be harmed.

The ability of Quanterix, its customers or its collaborators to commercialize diagnostic tests based on its technology, including LDTs that Quanterix has launched or may launch in the future, will depend in part on the extent to which coverage and reimbursement for these tests will be available from government health care programs, private health insurers and other third-party payors. In the United States, the principal decisions about reimbursement for new technologies are often made by the Center for Medicare & Medicaid Services (“CMS”). Private payors often follow CMS’s reimbursement policies to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement. However, a significant trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular products and procedures. Quanterix cannot be sure that coverage will be available for any diagnostic tests based on its technology, and, if coverage is available, the level of reimbursement. Payor coverage and reimbursement decisions may impact the demand for those tests. If coverage is not available or the reimbursement amount is inadequate, any tests for which marketing authorization is received may not be able to be successfully commercialized.

Risks Related to Quanterix’s Operations

Quanterix depends on its information technology systems, and any failure of these systems could harm its business.

Quanterix depends on information technology and telecommunications systems to operate its business. Quanterix’s enterprise software systems affect a broad range of business processes and functional areas, including, for example, systems handling human resources, accounting, manufacturing, inventory control, financial controls and reporting, sales administration, and other infrastructure operations. Quanterix maintains preventive and detective security controls and seek to enhance such controls by, for example, augmenting the monitoring and alerting functions, network design, and automatic countermeasure operations of its technical systems. Quanterix also periodically assesses the adequacy of its hardware and systems and is planning to upgrade hardware and systems where appropriate. These information technology and telecommunications systems support a variety of functions, including manufacturing operations, quality control, customer service support, finance, and other general administrative activities.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications, systems or network failures, malicious human acts, and natural disasters. Moreover, despite network security and back-up measures, some of Quanterix’s servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Despite the precautionary measures Quanterix has taken to prevent unanticipated problems that could affect its information technology and telecommunications systems, those measures may be inadequate and failures or significant downtime of its information technology or telecommunications systems or those used by its third-party suppliers could prevent Quanterix from operating its business and managing the administrative aspects of its business. Loss of data or a material delay in Quanterix’s access to its data due to a security breach or other interruption could also prevent Quanterix from operating its business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of Quanterix’s operations depend could have an adverse effect on its business.

Cybersecurity breaches, loss of data and other disruptions could compromise sensitive information related to Quanterix’s business or prevent Quanterix from accessing critical information and expose Quanterix to liability, which could adversely affect its business and its reputation.

In the ordinary course of Quanterix’s business, it collects and stores sensitive data, and intellectual property and proprietary business information owned or controlled by itself or its customers. This data encompasses a wide variety of business-critical information including research and development information, operational information, commercial information, and business and financial information. Quanterix faces four primary risks relative to protecting this critical information: loss of access; inappropriate disclosure; inappropriate modification; and inadequate monitoring of its controls over the first three risks.

The secure processing, storage, maintenance, and transmission of critical information is vital to Quanterix’s operations and business strategy, and it devotes significant resources to protecting such information. Although Quanterix takes measures to protect sensitive information from unauthorized access or disclosure, its information technology and infrastructure may be vulnerable to attacks by hackers or viruses, breaches, interruptions due to employee error, malfeasance, faulty password management, lapses in compliance with privacy and security mandates, or other disruptions. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Quanterix’s IT networks and related systems are essential to the operation of its business and its ability to perform day-to-day operations. Although Quanterix makes efforts to maintain the security and integrity of these types of IT networks and related systems, and it has implemented various measures to manage the risk of a security breach or disruption, no security measure is infallible and there can be no assurance that its security efforts and measures will be effective or that attempted security breaches or disruptions will not be successful or damaging. Quanterix’s information technology systems may have vulnerabilities, and Quanterix may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks, such as ransomware attacks. Although Quanterix has experienced cybersecurity incidents from time to time that have not had a material adverse effect on its business, financial condition, or results of operations, there can be no assurance that a cyber-attack, security breach, or other cybersecurity incident will not have a material adverse effect on Quanterix in the future. A significant cyber incident, including system failure, security breach, disruption by malware or other damage, could interrupt or delay Quanterix’s operations, result in a violation of applicable cybersecurity and privacy and other laws, damage Quanterix’s reputation, cause a loss of customers, or expose sensitive customer data, or give rise to monetary fines and other penalties, which could be significant.

Third parties may attempt to fraudulently induce employees or other persons into disclosing usernames, passwords, or other sensitive information, which may in turn be used to access Quanterix’s information systems, commit identity theft or carry out other unauthorized or illegal activities. Any such breach could compromise Quanterix’s networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Quanterix engages third-party vendors and service providers to store and otherwise process some of its data, including sensitive and personal information. Quanterix’s vendors and service providers may also be the targets of the risks described above, including cyberattacks, malicious software, phishing schemes, and fraud. Quanterix’s ability to monitor its vendors and service providers’ data security is limited, and third parties may be able to circumvent any security measures, resulting in the unauthorized access to, misuse, disclosure, loss or destruction of Quanterix’s data, including sensitive and personal information, and disruption of Quanterix’s or third-party service providers’ systems. Quanterix and its third-party service providers may face difficulties in identifying, or promptly responding to, potential security breaches and other instances of unauthorized access to, or disclosure or other loss of, information. Any hacking or other attack on Quanterix’s or its third-party service providers’ or vendors’ systems, and any unauthorized access to, or disclosure or other loss of, information suffered by Quanterix or its third-party service providers or vendors, or the perception that any of these have occurred, could result in legal claims or proceedings, loss of intellectual property, liability under laws that protect the privacy of personal information, negative publicity, disruption of Quanterix’s operations and damage to its reputation, which could divert its management’s attention from the operation of its business and materially and adversely affect its business, revenues and competitive position.

Any security breach or interruption, as well as any action by Quanterix or its employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where Quanterix conducts business, could result in enforcement actions by state or federal governments or foreign governments, liability or sanctions under data privacy laws that protect personally identifiable information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to Quanterix’s development programs, business operations and collaborations, diversion of management efforts and damage to Quanterix’s reputation. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, Quanterix’s measures to prevent, respond to and minimize such risks may be unsuccessful.

In addition, Quanterix’s insurance may be insufficient to cover its losses resulting from cyber-attacks, breaches, or other interruptions, and any incidents may result in loss of, or increased costs of, such insurance. The successful assertion of one or more large claims against Quanterix that exceed available insurance coverage, the occurrence of changes in Quanterix’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on its business, including its financial condition, results of operations and reputation.

Quanterix is currently subject to, and may in the future become subject to additional, U.S. federal and state and international laws and regulations imposing obligations on how it collects, stores and processes personal information. Quanterix’s actual or perceived failure to comply with such obligations could harm its business. Ensuring compliance with such laws could also impair Quanterix’s efforts to maintain and expand its future customer base, and thereby decrease its revenue.

In the ordinary course of Quanterix’s business, it collects, stores, transfers, uses or processes sensitive data, including personally identifiable information of employees and others, and intellectual property and proprietary business information owned or controlled by itself and other parties. The secure processing, storage, maintenance, and transmission of this critical information are vital to Quanterix’s operations and business strategy. Quanterix is, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which it operates. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to its business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on Quanterix’s business, financial condition, results of operations and prospects.

In the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international, or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide disclosures to California consumers regarding the processing of their personal data, as well as data protection and privacy rights, including the ability to opt-out of certain sales or sharing of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In November 2020, California also passed the California Privacy Rights Act (the “CPRA”), which became effective on January 1, 2023 and significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations and granting additional rights to consumers. More recently, other states, including Connecticut, Colorado, Utah and Virginia have passed comprehensive state data privacy laws, and states like Washington and Nevada have enacted consumer health privacy laws. Most of these laws are enforced by state attorneys general, but there is the potential for private actions by plaintiffs in some circumstances under certain laws, including under Washington’s consumer health data privacy law. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which Quanterix would become subject if it is enacted. These and future laws and regulations may increase Quanterix’s compliance costs and potential liability.

Furthermore, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical, and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether information constitutes protected health information has been handled in compliance with applicable privacy standards and Quanterix’s contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although Quanterix takes measures to protect sensitive data from unauthorized access, use or disclosure, its information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise Quanterix’s networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost, or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, such as, if applicable, HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and regulatory penalties. Where such laws are applicable, notice of breaches must be made to affected individuals, the Secretary of the Department of Health and Human Services, and for extensive breaches, notice may need to be made to the media. Such a notice could harm Quanterix’s reputation and its ability to compete.

Outside of the United States, many countries have privacy and data security laws and regulations concerning the collection and use of personal data, including but not limited to the GDPR and China’s Personal Information Protection Law. The GDPR, which governs the collection and use of personal data in the E.U. and is wide-ranging in scope, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the E.U. to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. While Quanterix has taken steps to comply with the GDPR, including reviewing its security procedures and entering into data processing agreements with relevant contractors, Quanterix cannot guarantee that its compliance efforts will be fully successful.

Risks Related to Intellectual Property

If Quanterix is unable to protect its intellectual property, its ability to maintain any technological or competitive advantage over its competitors and potential competitors may be reduced, and its business may be harmed.

Quanterix relies on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect its proprietary technologies, all of which provide limited protection and may not adequately protect its rights or permit Quanterix to gain or keep any competitive advantage. If Quanterix fails to protect its intellectual property, third parties may be able to compete more effectively against Quanterix, it may lose its technological or competitive advantage, or it may incur substantial litigation costs in its attempts to recover or restrict use of its intellectual property.

Quanterix’s currently pending or future patent applications may not result in granted patents, and it cannot predict how long it will take for such patents to be granted. It is possible that, for any of Quanterix’s patents that have granted or that may grant in the future, others will design around its patented technologies. Further, other parties may challenge any patents granted to Quanterix and courts or regulatory agencies could hold its patents to be invalid or unenforceable. Quanterix may not be successful in defending challenges made against its patents and patent applications. Any successful third-party challenge to Quanterix’s patents could result in the unenforceability or invalidity of such patents, or to such patents being interpreted narrowly or otherwise in a manner adverse to Quanterix’s interests. Quanterix’s ability to establish or maintain a technological or competitive advantage over its competitors may be diminished because of these uncertainties. For these and other reasons, Quanterix’s intellectual property may not provide Quanterix with any competitive advantage. To the extent Quanterix’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, it would be exposed to a greater risk of direct competition. If Quanterix’s intellectual property does not provide adequate coverage over its products and protection against its competitors’ products, its competitive position could be adversely affected, as could its business.

In addition to pursuing patents on Quanterix’s technology, it also relies upon trademarks, trade secrets, copyrights and unfair competition laws, as well as license agreements and other contractual provisions, to protect its intellectual property and other proprietary rights. Despite these measures, any of Quanterix’s intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, Quanterix takes steps to protect its intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with its employees, consultants, corporate partners and, when needed, its advisors. Such agreements may not be enforceable or may not provide meaningful protection for Quanterix’s trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Quanterix may not be able to prevent such unauthorized disclosure. Moreover, if a party having an agreement with Quanterix has an overlapping or conflicting obligation to a third party, Quanterix’s rights in and to certain intellectual property could be undermined. Monitoring unauthorized disclosure is difficult, and Quanterix does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. If Quanterix were to enforce a claim that a third party had illegally obtained and was using Quanterix’s trade secrets, it would be expensive and time-consuming, the outcome would be unpredictable, and any remedy may be inadequate. In addition, courts outside of the United States may be less willing to protect trade secrets.

Some of Quanterix’s owned and in-licensed intellectual property has been discovered through government-funded programs and thus is subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. Compliance with such regulations may limit Quanterix’s exclusive rights, subject Quanterix to expenditure of resources with respect to reporting requirements, and limit its ability to contract with non-U.S. manufacturers.

Some of the intellectual property rights Quanterix owns and has in-licensed has been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. For example, some of the issued U.S. patents Quanterix owns and all of the intellectual property rights licensed to Quanterix under its license agreement with Tufts University (“Tufts”) have been generated using U.S. government funds. As a result, the U.S. government has certain rights to intellectual property embodied in

Quanterix’s current or future products pursuant to the Bayh-Dole Act of 1980. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require Quanterix to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if Quanterix fails, or the applicable licensor fails, to disclose the invention to the government, elect title, and file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require Quanterix, or the applicable licensor, to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturing may limit Quanterix’s ability to license the applicable patent rights on an exclusive basis under certain circumstances.

Quanterix’s Simoa bead-based technology is licensed to Quanterix by Tufts. Any loss of Quanterix’s rights to this technology or other technologies it licenses could prevent Quanterix from selling its products.

Quanterix’s Simoa bead-based technology is licensed exclusively to Quanterix from Tufts. Quanterix does not own the patents that underlie this license. Quanterix’s rights to use this technology and employ the inventions claimed in the licensed patents are subject to the continuation of and compliance with the terms of the license. Quanterix’s principal obligations under its license agreement with Tufts are as follows:

●	making royalty payments;
●	making milestone payments;
●	paying annual maintenance fees for the underlying patents;
●	using commercially reasonable efforts to develop and sell a product using the licensed technology and developing a market for such product;
●	paying and/or reimbursing fees related to prosecution, maintenance and enforcement of patent rights; and
●	providing certain reports.

If Quanterix breaches any of these obligations, Tufts may have the right to terminate the license, which could result in Quanterix being unable to develop, manufacture and sell products using its Simoa bead-based technology or a competitor gaining access to the Simoa technology. Termination of Quanterix’s license agreement with Tufts would have a material adverse effect on Quanterix’s business.

In addition, Quanterix is a party to a number of other agreements that include licenses to intellectual property, including non-exclusive licenses. Quanterix expects that it may need to enter into additional license agreements in the future. Quanterix’s business could suffer materially and adversely, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if Quanterix is unable to enter into necessary licenses on acceptable terms.

If Quanterix or any of its partners are sued for infringing intellectual property rights of third parties, the resulting litigation would be costly and time-consuming, and an unfavorable outcome in that litigation could have a material adverse effect on Quanterix’s business.

Quanterix’s success depends on its ability to develop, manufacture, market and sell its products and perform its services without infringing upon the proprietary rights of third parties. As part of a business strategy to impede Quanterix’s successful commercialization and entry into new markets, competitors have claimed, and may claim in the future, that Quanterix’s products and/or services infringe their intellectual property rights and have suggested, and may suggest in the future, that Quanterix enters into license agreements. Quanterix believes any such claims made to date are without merit. However, even if such claims are without merit, Quanterix could incur substantial costs and divert the attention of its management and technical personnel in defending itself against claims of infringement made by third parties or settling such claims. Any adverse ruling by a court or administrative body, or perception of an adverse ruling, may have a material adverse impact on Quanterix’s ability to conduct its business and its finances. Moreover, third parties making claims against Quanterix may be able to obtain injunctive relief against it, which could block its ability to offer one or more products or services and could result in a substantial award of damages against Quanterix. In addition, since Quanterix sometimes indemnify customers, collaborators or licensees, it may have additional liability in connection with any infringement or alleged infringement of third party intellectual property.

Because patent applications can take many years to issue, there may be pending applications, some of which are unknown to Quanterix, that may result in issued patents upon which its products or proprietary technologies may infringe. Moreover, Quanterix may fail to identify issued patents of relevance or incorrectly conclude that an issued patent is invalid or not infringed by its technology or any of its products. There is a substantial amount of litigation involving patent and other intellectual property rights in Quanterix’s industry. If a third party claims that Quanterix or any of its licensors, customers or collaboration partners infringe upon a third party’s intellectual property rights, Quanterix may have to:

●	seek to obtain licenses that may not be available on commercially reasonable terms, if at all;
●	abandon any infringing product or redesign Quanterix’s products or processes to avoid infringement;
●	pay substantial damages, including, in exceptional cases, treble damages and attorneys’ fees;
●	pay substantial royalties or fees or grant cross-licenses to Quanterix’s technology; or
●	defend litigation or administrative proceedings that may be costly whether Quanterix wins or loses, and which could result in a substantial diversion of its financial and management resources.

Quanterix may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe Quanterix’s patents or the patents that it licenses. In the event of infringement or unauthorized use, Quanterix may file one or more infringement lawsuits. Patent litigation can be very costly and time-consuming, and the outcome is uncertain. In addition, if Quanterix or any of its partners were to initiate legal proceedings against a third party to enforce a patent covering one of Quanterix’s products or services, the defendant in such litigation could counterclaim that Quanterix’s patent is invalid and/or unenforceable. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, Quanterix would lose at least part, and perhaps all, of the challenged patent. Such a loss of patent protection could have a material adverse impact on Quanterix’s business.

Quanterix may not be able to protect its intellectual property rights throughout the world, which could have a material adverse effect on its business.

Filing, prosecuting and defending patents on current and future products in all countries throughout the world would be prohibitively expensive, and Quanterix’s intellectual property rights in some countries outside of the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent that federal and state laws do in the United States. Consequently, regardless of whether Quanterix is able to prevent third parties from practicing its inventions in the United States, it may not be able to prevent third parties from practicing its inventions in all countries outside of the United States, or from selling or importing products made by using its inventions in and into the United States or other jurisdictions. Competitors may use Quanterix’s technologies in jurisdictions where it has not pursued and obtained patent protection to develop their own products, and further, may export otherwise infringing products to territories where Quanterix has patent protection, but enforcement is not as strong as it is in the United States. These products may compete with Quanterix’s products and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if Quanterix pursues and obtains issued patents in particular jurisdictions, its patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes. Accordingly, Quanterix may choose not to seek patent protection in certain countries, and it will not have the benefit of patent protection in such countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, such as China and certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for Quanterix to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce Quanterix’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing, and provoke third parties to assert claims against Quanterix. Quanterix may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Quanterix’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses and may adversely impact its business.

In addition, Quanterix and its partners also face the risk that its products are imported or reimported into markets with relatively higher prices from markets with relatively lower prices, which would result in a decrease of sales and any payments Quanterix receives from the affected market. Recent developments in U.S. patent law have made it more difficult to stop these and related practices based on theories of patent infringement.

Quanterix uses third-party software that may be difficult to replace or may cause errors or failures of its products that could lead to lost customers or harm to its reputation.

Quanterix uses software licensed from third parties in its products. In the future, this software may not be available to Quanterix on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the production of Quanterix’s products until equivalent technology is either developed by Quanterix, or, if available, is identified, obtained and integrated, which could harm its business. In addition, any errors or defects in third-party software or other third-party software failures could result in errors, defects or cause Quanterix’s products to fail, which could harm Quanterix’s business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, Quanterix may have additional liability to its customers or third-party providers that could harm its reputation and increase its operating costs.

Risks Related to Quanterix Common Stock and Being a Public Company

The market price of Quanterix Common Stock has fluctuated significantly and may continue to fluctuate significantly.

The market price of shares of Quanterix Common Stock has been and could continue to be subject to wide fluctuations in response to many factors listed in this section, and others beyond Quanterix’s control, including:

●	actual or anticipated fluctuations in Quanterix’s financial condition and operating results;
●	announcements by Quanterix, its partners or its competitors of new products, significant contracts, restructuring plans, strategic partnerships, joint ventures, collaborations, acquisitions (such as the Merger), commercial relationships or capital commitments, including the Merger;
●	competition from existing products or new products that may emerge;
●	failure to meet or exceed financial estimates and projections of the investment community or that Quanterix may provide to the public;
●	issuance of new or updated research or reports by securities analysts or recommendations with respect to Quanterix’s stock;
●	positive or adverse regulatory announcements;
●	disputes or other developments related to proprietary rights, including patents, litigation matters and Quanterix’s ability to obtain patent protection for its technologies;
●	commencement of, or Quanterix’s involvement in, litigation;
●	fluctuations in the valuation of companies perceived by investors to be comparable to Quanterix;
●	conditions in Quanterix’s markets;

●	manufacturing disputes or delays, product defects or material product quality control issues;
●	any future sales of Quanterix Common Stock or other securities;
●	any change to the composition of the Quanterix Board or key personnel;
●	general economic conditions and slow or negative growth of Quanterix’s markets;
●	a material cybersecurity incident;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of Quanterix’s shares;
●	announcement or expectation of additional debt or equity financing efforts; and
●	other factors described in this Risk Factors section of this proxy statement/prospectus.

These and other market and industry factors may cause the market price and demand for Quanterix Common Stock to fluctuate substantially, regardless of Quanterix’s actual operating performance, which may limit or prevent investors from readily selling their shares of Quanterix Common Stock and may otherwise negatively affect the liquidity of Quanterix Common Stock. In addition, the stock market in general, and life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have on occasion instituted securities class action litigation against the company that issued the stock. If any of Quanterix stockholders were to bring a lawsuit against Quanterix, the defense and disposition of the lawsuit could be costly and divert the time and attention of its management and harm its operating results.

Quanterix has never paid dividends on its capital stock, and it does not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in Quanterix Common Stock will likely depend on whether the price of Quanterix Common Stock increases.

Quanterix has not paid dividends on any of its classes of capital stock to date and it currently intends to retain its future earnings, if any, to fund the development and growth of its business. As a result, capital appreciation, if any, of Quanterix Common Stock will be the sole source of gain for the stockholders in the foreseeable future. Consequently, in the foreseeable future, stockholders will likely only experience a gain from an investment in Quanterix Common Stock if the price of Quanterix Common Stock increases.

Anti-takeover provisions contained in Quanterix’s restated certificate of incorporation and restated by-laws, as well as provisions of Delaware law, could impair a takeover attempt.

Quanterix’s restated certificate of incorporation, restated by-laws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Quanterix Board. Quanterix’s corporate governance documents include provisions:

●	authorizing the Quanterix Board to issue up to 5,000,000 shares of preferred stock without Quanterix Stockholder Approval upon the terms and conditions and with the rights, privileges and preferences as the Quanterix Board may determine;
●	specifying that special meetings of Quanterix stockholders can be called only by the Quanterix Board and that Quanterix stockholders may not act by written consent;
●	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting of Quanterix stockholders, including proposed nominations of persons for election to the Quanterix Board;
●	providing that directors may be removed only for cause;
●	providing that the Quanterix Board may create new directorships and that vacancies on the Quanterix Board may be filled only by a majority of directors then in office, even though less than a quorum;
●	establishing that the Quanterix Board is divided into three classes with each class serving staggered three-year terms;
●	providing that the Quanterix Board may amend the Quanterix Bylaws without approval of Quanterix stockholders; and
●	requiring a super-majority of votes to amend certain of the above-mentioned provisions.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in Quanterix’s management.

As a Delaware corporation, Quanterix is also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of outstanding Quanterix Common Stock from engaging in certain business combinations without approval of the holders of substantially all of the outstanding Quanterix Common Stock.

Any provision of the Quanterix Charter, Quanterix Bylaws or the DGCL that has the effect of delaying or deterring a change in control could limit the opportunity for its stockholders to receive a premium for their shares of Quanterix Common Stock, and could also affect the price that some investors are willing to pay for Quanterix Common Stock.

Risks Related to Akoya’s Business and Strategy

Until the completion of the Merger or the termination of the Merger Agreement pursuant to its terms, Akoya is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Akoya and/or Akoya stockholders.

From and after the date of the Merger Agreement and prior to the completion of the Merger or the termination of the Merger Agreement pursuant to its terms, the Merger Agreement restricts Akoya from taking specified actions without the consent of Quanterix and requires that the businesses of Akoya and its subsidiaries be conducted in the ordinary course, subject to certain exceptions. These restrictions may prevent Akoya from taking actions during the pendency of the Merger that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the Merger could be exacerbated by any delays in the completion of the Merger or termination of the Merger Agreement.

Akoya may have difficulty attracting, motivating and retaining executives and other key employees in light of the potential Merger.

Uncertainty about the effect of the Merger on Akoya’s employees may have an adverse effect on Akoya’s business. This uncertainty may impair Akoya’s ability to attract, retain and motivate key employees. Employee retention may be particularly challenging during the pendency of the Merger, as Akoya’s employees may experience uncertainty about their future roles in the combined business. No assurance can be given that Akoya will be able to attract or retain key employees to the same extent that Akoya has been able to attract or retain employees in the past.

If the Merger is not consummated, Akoya will need to raise additional capital to service its debt obligations, fund its existing operations, improve its platform, expand its service offerings or develop and commercialize new products and technologies, or expand its operations.

As noted, Akoya’s recurring operating losses, in addition to its accumulated deficit, has raised substantial doubt about Akoya’s ability to continue as a going concern. Akoya’s ability to continue as a going concern is dependent upon it becoming profitable in the future or its ability to obtain the necessary capital to meet its obligations and repay its liabilities when they become due. If Akoya is unable to close the Merger, it will have to seek additional equity or debt financing.

In any event, Akoya may consider raising additional capital in the future to expand its business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

●	increase Akoya’s sales and marketing efforts to drive market adoption of Akoya’s PhenoCycler and PhenoImager platforms and consumables, grow its clinical services and diagnostics business, and address competitive developments;
●	fund development and marketing efforts of products from Akoya’s programs or any other future products;
●	expand Akoya’s technologies into additional markets;
●	acquire, license or invest in additional intellectual property and technologies;
●	acquire or invest in complementary businesses or assets; and
●	finance capital expenditures and general and administrative expenses.

Akoya’s present and future funding requirements will depend on many factors, including:

●	Akoya’s ability to achieve revenue growth;
●	Akoya’s rate of progress in launching and commercializing new products, and the cost of the sales and marketing activities associated with, establishing adoption of its PhenoCycler and PhenoImager platforms and consumables;
●	Akoya’s rate of progress in, and cost of research and development activities associated with, products in research and development;
●	Akoya’s success in establishing companion diagnostics partnerships and growing its clinical services business;
●	the effect of competing technological and market developments;
●	costs related to domestic and international expansion; and
●	the potential cost of and delays in product development as a result of any regulatory oversight applicable to Akoya’s products.

The various ways Akoya could raise additional capital carry potential risks. If Akoya raises funds by issuing equity securities, dilution to Akoya Stockholders will result. Any preferred equity securities issued also could provide for rights, preferences or privileges senior to those of holders of Akoya Common Stock. If Akoya raises funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of Akoya Common Stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on Akoya’s operations. If Akoya raises funds through collaborations or licensing arrangements, Akoya might be required to relinquish significant rights to Akoya’s platform technologies or products or grant licenses on terms that are not favorable to Akoya.

If Akoya is unable to obtain adequate financing or financing on terms satisfactory to it, if Akoya requires it, Akoya’s ability to continue to pursue its business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on its business, financial condition, results of operations and prospects.

Akoya has incurred significant losses since inception, Akoya expects to incur losses in the future and Akoya may not be able to generate sufficient revenue to achieve and maintain profitability.

Akoya has incurred significant losses since its inception. For the three-months ended March 31, 2025 and 2024, Akoya incurred net losses of $15.7 million and $23.5 million, respectively. As of March 31, 2025, Akoya had an accumulated deficit of $301.1 million. Since inception, Akoya has financed its operations primarily from private placements of its convertible preferred stock, the incurrence of indebtedness, the sale of Akoya Common Stock and revenue derived from its PhenoCycler and PhenoImager platforms. Akoya has devoted substantially all of its resources to the development and commercialization of its PhenoCycler and PhenoImager platforms and complementary products and services and to research and development activities related to advancing and expanding its scientific and technological capabilities. Akoya will need to generate significant additional revenue to achieve and sustain profitability and improve results of operations, and even if Akoya achieves profitability, it cannot be sure that it will remain profitable for any substantial period of time. Akoya may never be able to generate sufficient revenue to achieve or sustain profitability and Akoya’s recent and historical growth should not be considered indicative of its future performance.

The Akoya Existing Loan Documents contain financial covenants which Akoya may be unable to meet and Akoya may be required to repay the outstanding indebtedness in an event of default, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

In October 2020, Akoya entered into the Akoya Existing Loan Documents with Midcap pursuant to which Midcap agreed to provide a $37.5 million credit facility.

On March 21, 2022, Akoya entered into Amendment No. 1 to the Akoya Existing Loan Documents, which amended certain provisions to permit certain additional debt and capital leases.

On June 1, 2022, Akoya entered into Amendment No. 2 (“Amendment No. 2”) to the Akoya Existing Loan Documents, which permitted the draw of a second tranche of $10.0 million, which was drawn on June 1, 2022. Additionally, the amendment provided Akoya with a new third tranche pursuant to which Akoya was permitted to draw $10.0 million any time after September 30, 2022 until September 30, 2023. Amendment No. 2 also delayed the amortization start dates for the outstanding loan amounts from November 1,

2023 until April 1, 2025, at which point Akoya would be obligated to repay the principal amounts in seven equal monthly installments until the maturity date. Finally, Amendment No. 2 amended the interest rate payable on the term loan to apply an interest rate equal to SOFR rate (with a floor of 1.61448%) plus 6.35%. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged. In connection with Amendment No. 2, Akoya agreed to pay a $75.0 thousand commitment fee as well as a 0.25% fee upon the funding of each of the second tranche and third tranche amounts. On September 30, 2022, Akoya drew the third tranche of $10.0 million related to Amendment No. 2.

On November 7, 2022, Akoya entered into Amendment No. 3 (“Amendment No. 3”) to the Akoya Existing Loan Documents, which permitted the draw of two additional tranches, each totaling $11.25 million, which were drawn on November 7, 2022 and December 22, 2023, respectively. Amendment No. 3 also delayed the amortization start dates for the outstanding loan amounts from April 1, 2025 until December 1, 2025 (subject to further extension upon certain conditions), at which point Akoya would be obligated to repay the principal amounts in equal monthly installments until the new maturity date of November 1, 2027, which was extended pursuant to Amendment No. 3. In addition, Amendment No. 3 amended the interest rate payable on the term loan to apply an interest rate equal to the SOFR rate (with a floor of 2.50%) plus 6.80%, and reset the call protection to begin as of November 7, 2025. Finally, Amendment No. 3 provided for a commitment fee of $74 thousand that was paid on November 7, 2022 on the new tranche amounts and an exit fee of 4.75%. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged.

In July 2024, Akoya entered into Amendment No. 4 (“Amendment No. 4”) to the Akoya Existing Loan Documents, which amended certain affirmative financial covenants.

In November 2024, Akoya entered into Amendment No. 5 (“Amendment No. 5”) to the Akoya Existing Loan Documents, effective as of September 30, 2024, which amends certain affirmative financial covenants. Amendment No. 5 also extends the interest only period from December 1, 2025 until March 1, 2026 (subject to further extension upon certain conditions), at which point Akoya must repay the principal amounts in equal monthly installments until the maturity date of November 1, 2027. Finally, Amendment No. 5 increases the exit fee from 4.75% to 6.25%.

In May 2025, Akoya entered into Limited Waiver and Amendment No. 6 to the Akoya Existing Loan Documents pursuant to which, among other things, Midcap, as agent, waived existing events of default, and the parties amended certain affirmative financial covenants.

Until repaid, the Akoya Existing Loan Documents subject Akoya to various customary covenants, including requirements as to financial reporting, liquidity ratios and insurance and restrictions on Akoya’s ability to dispose of its business or property, to change its line of business, to liquidate or dissolve, to enter into any change in control transaction, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on its property, to pay any dividends or make other distributions on capital stock other than dividends payable solely in capital stock, to redeem capital stock, to enter into certain in-bound licensing agreements, to engage in transactions with affiliates, and to encumber its intellectual property. Akoya’s business may be adversely affected by these restrictions.

If the Merger is not consummated, based on Akoya’s current operating plan, Akoya does not expect to maintain compliance with certain financial covenants at July 31, 2025 under the Akoya Existing Loan Documents. In such event, Akoya would intend to seek a waiver, refinance the outstanding borrowings or otherwise mitigate these concerns with Midcap or another lender. There can be no assurance that an amendment or waiver will be granted or that Akoya will be able to refinance the amounts outstanding, and in such an event, Midcap may exercise any and all of its rights and remedies provided for under the Akoya Existing Loan Documents, including exercising its rights as secured lender to take possession of and to dispose of the collateral securing the Akoya Existing Loan Documents, which collateral includes substantially all of Akoya’s property. Akoya’s business, financial condition, results of operations and prospects could be materially adversely affected as a result of any of these events.

Akoya has limited capital resources and will likely need additional funding before it is able to achieve profitability which raises substantial doubt regarding Akoya’s ability to continue as a going concern. If Akoya does not continue as a going concern, investors could lose their entire investment.

Akoya’s recurring operating losses, in addition to its accumulated deficit, has raised substantial doubt about Akoya’s ability to continue as a going concern. Akoya’s ability to continue as a going concern is dependent upon it becoming profitable in the future or to obtain the necessary capital to meet its obligations and repay its liabilities when they become due. If Akoya is unable to execute on its business plan and adequately fund operations, or if its business plan requires a level of spending in excess of cash resources, or if the Merger is not consummated, Akoya will have to seek additional equity or debt financing. If additional financings are required from outside sources, Akoya may not be able to raise capital on terms acceptable to it or at all. Akoya’s determination of substantial doubt as a going concern could materially limit its ability to raise additional funds through the issuance of equity securities or otherwise. There can be no assurance that Akoya will ever become profitable or continue as a going concern.

Akoya’s success depends on its ability to drive adoption of its PhenoCycler and PhenoImager platforms.

Akoya’s ability to market and sell its PhenoCycler and PhenoImager platforms and complementary products and services and increase awareness of spatial biology technology will depend on a number of factors, including:

●	Akoya’s ability to drive adoption of its platforms and complementary products by academic, government, biopharmaceutical, biotechnology and other institutions;
●	Akoya’s ability to expand its clinical services business and increase its companion diagnostic partnerships;
●	Akoya’s ability to increase awareness of the capabilities of its technology and solutions;
●	whether Akoya’s platforms reliably provide advantages over legacy and other alternative technologies and are perceived by customers to be cost effective;
●	prices Akoya charges for a direct purchase of, or other access to, its platforms and complementary products;
●	the relative reliability and robustness of Akoya’s platforms and complementary products as a whole and the components of both;
●	Akoya’s ability to develop new workflows, products, services and solutions for customers;
●	the impact of Akoya’s investments in product innovation and commercial growth;
●	negative publicity regarding Akoya’s or its competitors’ products resulting from defects or errors; and
●	Akoya’s ability to further validate its technology through research and accompanying publications.

Akoya cannot assure you that it will be successful in addressing each of these criteria or other criteria that might affect the adoption of its solutions. If Akoya is unsuccessful in achieving and maintaining market acceptance of its solutions and spatial biology technology, its business, financial condition, results of operations and prospects could be adversely affected.

Akoya’s revenue has been primarily generated from sales of its PhenoCycler and PhenoImager platforms and reagents. If Akoya’s products do not continue to gain market acceptance, its revenue could be materially and adversely impacted.

Akoya made its first commercial sale of PhenoCycler in the United States in January 2019, and Akoya began selling PhenoImager instruments in October 2018 following Akoya’s acquisition of this product line from PKI (subsequently known as Revvity). Akoya currently generates the majority of its revenue from the sale of its PhenoCycler and PhenoImager platforms, reagents and instrument services. Direct sales of PhenoCycler and PhenoImager platforms and consumables together accounted for 72% and 65% of Akoya’s revenue for the three-months ended March 31, 2025 and 2024, respectively. Akoya expects that, for at least the foreseeable future, direct sales of its PhenoCycler and PhenoImager platforms and consumables will continue to account for a substantial portion of its revenue while it develops additional product and service offerings for its spatial biology platforms and increases its companion diagnostic partnerships. As technologies change in the future for research equipment in general and in spatial biology specifically, Akoya will be expected to upgrade or adapt its products in order to keep up with the latest technology and there can be no assurance Akoya will be able to do so. Akoya’s sales expectations are based in part on the assumption that its platforms will continue to gain market acceptance as spatial biology becomes more accepted which in turn will increase the associated purchases of its consumables. If sales of Akoya’s platforms fail to materialize so will the related consumable sales and associated revenue. If Akoya’s PhenoCycler and PhenoImager platforms fail to achieve sufficient market acceptance or sales of its consumables decrease, Akoya’s revenue could be materially and adversely impacted.

If Akoya fails to enter into new customer relationships or maintain and expand existing relationships, its future operating results would be adversely affected as a general matter.

Akoya’s customer base includes academic, government, biopharmaceutical, biotechnology and other institutions. Akoya’s success will depend upon its ability to increase its market penetration among these customers and to expand its market by developing and marketing new products and services and new applications for existing products. As Akoya continues to scale its business, Akoya may find that certain of its products or services, certain customers or certain markets, including the biopharmaceutical market, may require a dedicated sales force or personnel with different experience than those Akoya currently employs. Identifying, recruiting and training additional qualified personnel would require significant time, expense and attention.

Akoya’s ability to grow its market penetration in existing markets will also depend on Akoya’s ability to attract new customers by increasing awareness of the capabilities of Akoya’s spatial biology technology and solutions. Future revenue growth will also depend on Akoya’s ability to develop and market new workflows, technologies and solutions to meet its existing customers’ evolving needs, as well as Akoya’s ability to identify new applications and customers for Akoya’s technology in additional markets. If Akoya is unable to drive new customer conversion to its PhenoCycler and PhenoImager platforms, expand adoption of spatial biology technology into new industries and markets, expand the application of workflows across its customers’ value chains, increase the usage and value of its workflows to its customers, expand its clinical services business, enter into additional companion diagnostics partnerships or develop and monetize proprietary biological assets, then its business, financial condition, results of operations and prospects could be adversely affected.

Akoya cannot assure investors that it will be able to further penetrate its existing market or that the market will be able to sustain its current and future product and service offerings. Any failure to increase penetration in Akoya’s existing markets would adversely affect its ability to improve its operating results.

Akoya’s operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes Akoya’s future operating results difficult to predict and could cause Akoya’s operating results to fall below expectations.

Akoya’s quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes it difficult for Akoya to predict its future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of Akoya’s control, including, but not limited to:

●	the level of demand for Akoya’s platforms, consumables, technologies and services may vary significantly;
●	the length of time of the sales cycle for purchases of Akoya’s systems, including lead time needed to develop custom workflows or to manufacture component parts;
●	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to Akoya’s products and services, which may change from time to time;
●	the start and completion of projects in which Akoya’s solutions are utilized;
●	the relative reliability and robustness of Akoya’s platforms, including its technologies;
●	the introduction of new products or product enhancements by Akoya or others in Akoya’s industry;
●	expenditures that Akoya may incur to acquire, develop or commercialize additional products and technologies;
●	changes in governmental regulations or in the status of Akoya’s regulatory approvals or applications;
●	future accounting pronouncements or changes in Akoya’s accounting policies; and
●	general market conditions and other factors, including factors unrelated to Akoya’s operating performance or the operating performance of Akoya’s competitors.

The effect of one of the factors discussed above, or the cumulative effects of a combination of factors discussed above, could result in large fluctuations and unpredictability in Akoya’s quarterly and annual operating results. As a result, comparing Akoya’s operating results on a period-to-period basis may not be meaningful. Stockholders should not rely on Akoya’s past results as an indication of its future performance.

Acquisitions could disrupt Akoya’s business, cause dilution to Akoya stockholders and otherwise harm Akoya’s business.

Akoya has and may continue to acquire other businesses or assets to add products or technologies as well as pursue technology licenses or investments in complementary businesses. Any future transactions could be material to Akoya’s financial condition and operating results and expose Akoya to many risks, including:

●	disruption in Akoya’s relationships with customers, distributors, manufacturers or suppliers as a result of such a transaction;
●	unanticipated liabilities related to acquired companies, including liabilities related to acquired intellectual property or litigation relating thereto;
●	difficulties integrating acquired personnel, technologies and operations into Akoya’s existing business;
●	diversion of management time and focus from operating Akoya’s business;
●	failure to realize anticipated benefits or synergies from such a transaction;
●	increases in Akoya’s expenses and reductions in its cash available for operations and other uses; and
●	possible write-offs or impairment charges relating to acquired businesses.

Even if Akoya identifies a strategic transaction that it wishes to pursue, Akoya may be prohibited from consummating such transaction due to the terms of its existing or any future indebtedness or the Merger Agreement. If Akoya were to pursue an acquisition that is not permitted by its existing indebtedness or the Merger Agreement, Akoya would be required to seek a waiver from Midcap or Quanterix, as the case may be, and Akoya cannot assure Akoya stockholders that either entity would grant such a waiver.

Future acquisitions or dispositions could result in potentially dilutive issuances of Akoya’s equity securities, the incurrence of debt, contingent liabilities, amortization expenses or write-offs of goodwill, any of which could materially impact Akoya’s financial results or operations.

If Akoya’s existing and new products fail to achieve and sustain sufficient scientific acceptance, Akoya will not generate expected revenue and Akoya’s prospects may be harmed.

The life sciences community is comprised of a small number of early adopters and key opinion leaders who significantly influence the rest of the community. The success of life sciences products is due, in large part, to acceptance by the scientific community and their adoption of certain products as best practice in the applicable field of research. The current system of academic and scientific research views publishing in a peer-reviewed journal as a measure of success. In such journal publications, the researchers will describe not only their discoveries, but also the methods and typically the products used to fuel such discoveries. Mentions in peer-reviewed journal publications is a good barometer for the general acceptance of Akoya’s products as best practices. Ensuring that early adopters and key opinion leaders publish research involving the use of Akoya’s products is critical to ensuring its products gain widespread acceptance and market growth. Continuing to maintain good relationships with such key opinion leaders is vital to growing its market. The number of times Akoya’s products were mentioned in peer-reviewed publications has increased significantly in the last several years. During this time Akoya’s revenue has also increased significantly. Akoya cannot assure Akoya stockholders that its products will continue to be mentioned in peer-reviewed articles with any frequency or that any new products that Akoya introduces in the future will be mentioned in peer-revied articles. If too few researchers describe the use of Akoya’s products, too many researchers shift to a competing product and publish research outlining their use of that product or too many researchers negatively describe the use of its products in publications, it may drive existing and potential customers away from its products, which could harm Akoya’s operating results.

Akoya generally recognizes revenue from first-year warranty, extended warranty and service contracts over the contract term, and changes in sales of such contracts may not be immediately reflected in Akoya’s operating results.

Akoya’s instruments are sold with a twelve-month warranty. Akoya offers its customers the option to purchase extended warranty and service programs for regular system maintenance and system optimization on a fixed fee basis. Akoya generally recognizes revenue from Akoya’s first-year warranty, extended warranty and service contracts ratably over the contract term, which is typically twelve months, which could in some cases be subject to an early termination right. Revenue from Akoya’s first-year warranty, extended warranty and service contracts accounted for 14% and 11% of Akoya’s revenue for the years ended December 31, 2024 and 2023, respectively. A portion of the revenue Akoya reports in each quarter is derived from the recognition of deferred revenue relating to extended warranty and service contracts entered into during previous quarters. Consequently, a decline in new or renewed extended warranty and service contracts by Akoya’s customers in any one quarter may not be immediately reflected in its revenue for that quarter. Such a decline, however, will negatively affect Akoya’s revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of Akoya’s services and potential changes in its rate of renewals may not be fully reflected in Akoya’s operating results until future periods.

If Akoya were to be sued for product liability, Akoya could face substantial liabilities that exceed its resources.

The marketing, sale and use of Akoya’s products could lead to the filing of product liability claims were someone to allege that Akoya’s products identified inaccurate or incomplete information regarding the tissues analyzed or otherwise failed to perform as designed. Akoya may also be subject to liability for errors in a misunderstanding of or inappropriate reliance upon the information Akoya provides in the ordinary course of Akoya’s business activities. A product liability claim could result in substantial damages and be costly and time-consuming for Akoya to defend.

Akoya maintains product liability insurance, but this insurance may not fully protect Akoya from the financial impact of defending against product liability claims. Any product liability claim brought against Akoya, with or without merit, could increase Akoya’s insurance rates or prevent Akoya from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage Akoya’s reputation, or cause current customers to terminate existing agreements and potential clinical partners to seek other partners, any of which could impact Akoya’s business, financial condition, results of operations and prospects.

Akoya’s business, financial condition, results of operations and prospects may be harmed if Akoya’s customers discontinue or spend less on research, development and production and other scientific endeavors.

Akoya’s customers include biopharmaceutical companies and academic and clinical institutions. Many factors, including public policy spending priorities, available resources and internal budgets and product and economic cycles, including inflationary pressures, have a significant effect on the capital spending policies of these entities. Fluctuations in the research and development budgets of Akoya’s customers could have a significant effect on the demand for its products and services. Akoya’s customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental and other funding, competition and the general availability of resources. Disruptions at these customers, including, for example, as a result of the freeze on federal funding announced in January 2025 and other restrictions, such as personnel reductions at agencies such as the FDA, may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies or may slow or stall planned or ongoing research. If their research and development budgets are reduced, the impact could adversely affect Akoya’s business, financial condition, results of operations and prospects.

If Akoya is unable to support demand for the PhenoCycler and PhenoImager platforms and consumables, and for Akoya’s future product offerings, including ensuring that Akoya has adequate capacity to meet increased demand, or if Akoya is unable to successfully manage Akoya’s anticipated growth, Akoya’s business could suffer.

As the number of customers using Akoya’s PhenoCycler and PhenoImager platforms and consumables grows and Akoya’s volume of installed instruments increases, Akoya will need to continue to increase its capacity for customer service and support and for billing and general process improvements and to expand its internal quality assurance programs. Akoya will also need to purchase additional equipment, some of which can take several months or more to procure, set up and validate, and increase its personnel levels to meet increased demand. Additionally, Akoya will need to purchase additional raw materials in order to meet demand and its third-party manufacturers will be required to accommodate larger orders from Akoya. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities or process enhancements will be successfully implemented, that needed raw materials will be available in the timeframe required, that Akoya’s third-party manufacturers will have sufficient manufacturing capacity or that Akoya will have adequate space, including in its laboratory and in-house manufacturing facilities, to accommodate such increase in demand.

As Akoya commercializes additional products, Akoya will need to incorporate new equipment, implement new technology systems and laboratory and manufacturing processes, and hire new personnel, possibly with supplemental or different qualifications as compared to Akoya’s current personnel. Failure to manage this growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for Akoya to meet market expectations for its products and could damage its reputation and the prospects for its business.

The sizes of the markets for Akoya’s solutions may be smaller than estimated and new market opportunities may not develop as quickly as Akoya expects, or at all, limiting Akoya’s ability to successfully sell its solutions.

The market for spatial biology products is new and evolving, making it difficult to predict with any accuracy the sizes of the markets for Akoya’s current and future solutions. Akoya’s estimates of the annual TAM for its current and future solutions are based on a number of internal and third-party estimates and assumptions. In particular, Akoya’s estimates are based on its expectations that: (a) researchers in the market for certain life sciences research tools and technologies will view Akoya’s solutions as competitive alternatives to, or better options than, such existing tools and technologies; and (b) researchers who already own such existing tools and technologies will recognize the ability of Akoya’s solutions to complement, enhance and enable new applications of their current tools and technologies and find the value proposition offered by Akoya’s solutions convincing enough to purchase Akoya’s solutions in addition to the tools and technologies they already own. Underlying each of these expectations are a number of estimates and assumptions, including the assumption that government or other sources of funding will continue to be available to life sciences researchers at times and in amounts necessary to allow them to purchase Akoya’s solutions. The freeze on federal funding announced in January 2025, while later reversed, and other restrictions may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies or may slow or stall planned or ongoing research, which would negatively impact these assumptions.

In addition, Akoya’s growth strategy involves launching new products and expanding sales of existing products into new markets in which Akoya has limited or no experience. Sales of new or existing products into new market opportunities may take several years to develop and mature and Akoya cannot be certain that these market opportunities will develop as Akoya expects. For example, new life sciences technology is often not adopted by the relevant market until a sufficient amount of research conducted using such technology has been published in peer-reviewed publications. Because there can be a considerable delay between the launch of a new life sciences product and publication of research using such product, new life sciences products do not generally contribute a meaningful amount of revenue in the year they are introduced. In certain markets, such as the biopharmaceutical market, new life sciences technology, even if sufficiently covered in peer-reviewed publications, may not be adopted until the consistency and accuracy of such technology, method or device has been proven. As a result, the sizes of the annual TAM for new markets and new products are even more difficult to predict.

While Akoya believes its assumptions and the data underlying its estimates of the total annual addressable market for its solutions are reasonable, these assumptions and estimates may not be correct and the conditions supporting its assumptions or estimates, or those underlying the third-party data Akoya has used, may change at any time, thereby reducing the accuracy of its estimates. As a result, Akoya’s estimates of the annual TAM for its solutions may be incorrect.

The future growth of the market for Akoya’s current and future products depends on many factors beyond its control, including recognition and acceptance of its instruments and products by the scientific community as best practice and the growth, prevalence and costs of competing products and solutions. Such recognition and acceptance may not occur in the near term, or at all. If the markets for Akoya’s current and future solutions are smaller than estimated or do not develop as Akoya expects, Akoya’s growth may be limited and its business, financial condition and operational results may be adversely affected.

If Akoya fails to offer high quality customer service, Akoya’s business and reputation could suffer.

Akoya differentiates itself from its competition through its commitment to an exceptional customer experience. Accordingly, high quality customer service is important for the growth of Akoya’s business and any failure to maintain such standards of customer service, or a related market perception, could affect its ability to sell products to existing and prospective customers. Additionally, Akoya believes its customer service team has a positive influence on recurring consumables revenue. Providing an exceptional customer experience requires significant time and resources from Akoya’s customer service team. Therefore, failure to scale Akoya’s customer service organization adequately may adversely impact its business results and financial condition.

The number of Akoya’s customers has grown significantly and such growth, as well as any future growth, will put additional pressure on its customer service organization. Akoya may be unable to hire qualified staff quickly enough or to the extent necessary to accommodate increases in demand.

In addition, as Akoya continues to grow its operations and reach a global customer base, Akoya needs to be able to provide efficient customer service that meets its customers’ needs globally at scale. In geographies where Akoya sells through distributors, Akoya relies on those distributors to provide customer service. If these third-party distributors do not provide a high-quality customer experience, Akoya’s business operations and reputation may suffer.

Akoya’s management uses certain key business metrics to evaluate Akoya’s business, measure Akoya’s performance, identify trends affecting Akoya’s business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of Akoya’s business needed to make such evaluations and decisions, in particular as Akoya’s business continues to grow.

In addition to Akoya’s consolidated financial results, Akoya’s management regularly reviews a number of operating and financial metrics, including various revenue metrics and cash flows to evaluate Akoya’s business, measure Akoya’s performance, identify trends affecting Akoya’s business, formulate financial projections and make strategic decisions. Akoya believes that these metrics are representative of Akoya’s current business; however, these metrics may not accurately reflect all aspects of Akoya’s business and Akoya anticipates that these metrics may change or may be substituted for additional or different metrics as its business grows and as Akoya introduces new products and services. For example, Akoya expects that its expansion into new markets and adoption by new customers who may not have the same financial resources to devote to consumable purchases as Akoya’s existing customer base could adversely impact its revenue metrics. If Akoya’s management fails to review other relevant information or change or substitute the key business metrics they review as Akoya’s business grows and Akoya introduces new products and services, their ability to accurately formulate financial projections and make strategic decisions may be compromised and Akoya’s business, financial results and future growth prospects may be adversely impacted.

Akoya’s actual operating results may differ significantly from any operating guidance Akoya may provide.

From time to time, Akoya may release guidance in its quarterly or annual earnings conference calls, quarterly or annual earnings releases, or otherwise, regarding its future performance that represents Akoya’s management’s estimates as of the date of release. This guidance, which will include forward-looking statements, will be based on projections prepared by Akoya’s management. These projections may not be prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, (the “AICPA”), and neither Akoya’s registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person will express any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Akoya’s control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that Akoya may release guidance is to provide a basis for Akoya’s management to discuss Akoya’s business outlook with analysts and investors. Akoya does not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by Akoya will not materialize or will vary significantly from actual results.

Accordingly, Akoya’s guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from Akoya’s guidance and the variations may be material.

Any failure to successfully implement Akoya’s operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section in this proxy statement/prospectus could result in actual operating results being different from Akoya’s guidance, and the differences may be adverse and material.

Akoya’s market is highly competitive, and if Akoya cannot compete successfully with its competitors, Akoya may be unable to increase or sustain its revenue, or achieve and sustain profitability.

Akoya faces significant competition in its market. Akoya currently competes with both established and early stage life sciences technology companies that design, manufacture and market products and software for, among other applications, genomics, tissue analysis, spatial analysis and immunology, and/or provide services related to the same. Growing understanding of the importance of spatial biology information is leading to more companies offering services related to collecting such information. Potential competitors within Akoya’s space include 10x Genomics, Vizgen, BioTechne, Bruker, Miltenyi Biotec, and Standard BioTools, among others. In addition, Akoya’s customers may also elect to develop their workflows on legacy systems rather than Akoya’s platforms and may decide to stop using its platforms.

Akoya’s competitors and potential competitors may enjoy a number of competitive advantages over us, including:

●	longer operating histories;
●	larger customer bases;
●	greater brand recognition and market penetration;
●	greater financial resources;
●	greater technological and research and development resources;

●	more expansive intellectual property and proprietary rights; and
●	larger commercial organizations and manufacturing organizations.

As a result, Akoya’s competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their products than Akoya can or sell their products, or offer services competitive with Akoya’s platforms, consumables and services at prices designed to win significant levels of market share. Akoya may not be able to compete effectively against these organizations.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of Akoya’s competitors may be able to secure key inputs from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to product development than Akoya can. If Akoya is unable to compete successfully against current and future competitors, Akoya may be unable to increase market adoption and sales of Akoya’s platform and complementary products and services, which could prevent Akoya from increasing its revenue or achieving profitability.

Akoya must develop new products and service offerings, adapt to rapid and significant technological change and respond to introductions of new products and services by competitors to remain competitive.

Akoya sells its products and services in industries that are characterized by significant enhancements and evolving industry standards. As a result, Akoya’s customers’ needs are rapidly evolving. If Akoya does not appropriately innovate and invest in new products, services and technologies, its offerings may become less desirable in the markets Akoya serves, and its customers could move to new technologies offered by its competitors or make products themselves. Though Akoya believes customers in its markets display a significant amount of loyalty to their supplier of a particular product, Akoya also believes that because of the initial time investment required by many of its customers to reach a purchasing decision for a new product, it may be difficult to regain that customer once the customer purchases a product from a competitor. Without the timely introduction of new products, services and enhancements, Akoya’s offerings will likely become less competitive over time, in which case Akoya’s competitive position and operating results could suffer. Accordingly, Akoya focuses significant efforts and resources on the development and identification of new technologies, products, services and markets to further broaden Akoya’s offerings. To the extent Akoya fails to timely introduce new and innovative products or services, adequately predict Akoya’s customers’ needs or fail to obtain desired levels of market acceptance, its business may suffer and its operating results could be adversely affected.

Akoya may be unable to manage its future growth effectively, which could make it difficult to execute its business strategy.

Since Akoya’s inception in 2015, Akoya has experienced rapid growth and anticipate further growth in its business operations. Akoya’s growth from 2015 to date has required significant time and attention from Akoya’s management, and placed strains on Akoya’s operational and manufacturing systems and processes, financial systems and internal controls and other aspects of Akoya’s business. Akoya expects to continue to increase headcount and to hire more specialized personnel in the future as Akoya grows its business. Akoya will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel, client and account services personnel and sales and marketing staff and improve and maintain Akoya’s technology to properly manage its growth. Akoya may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that Akoya currently has, and accordingly Akoya may not be successful in hiring, training and managing such individuals. If Akoya’s new hires perform poorly, if Akoya is unsuccessful in hiring, training, managing and integrating these new employees, or if Akoya is not successful in retaining its existing employees, its business may be harmed.

Developing and launching new products and services and innovating and improving Akoya’s existing products and services has required it to hire and retain additional scientific, engineering, sales and marketing, legal, software, manufacturing, distribution and quality assurance personnel. As a result, Akoya has experienced headcount growth since its inception in 2015 with 205 employees as of March 31, 2025. As Akoya has grown, its employees have become more geographically dispersed. Akoya currently serves customers located in more than 40 countries and Akoya may expand to new international jurisdictions as part of its growth strategy, which would lead to increased dispersion of its employees, including sales employees and employees who are in Akoya’s service and support groups. Akoya’s management and other personnel devote a substantial amount of time towards maintaining compliance with the requirements of being a public company. Akoya may also face challenges integrating, developing and motivating its employee base.

Akoya may not be able to maintain the quality, reliability or robustness of its platform, meet product demand or the expected turnaround times of its services and support, or to satisfy customer demand as it grows. Akoya’s ability to manage its growth properly will require it to continue to improve Akoya’s operational, financial and management controls, as well as Akoya’s reporting systems and procedures. To effectively manage Akoya’s growth, Akoya must continue to improve its operational and manufacturing systems and processes, its financial systems and internal controls and other aspects of its business and continue to effectively expand, train and manage its personnel. The time and resources required to improve Akoya’s existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could adversely affect Akoya’s operations and negatively impact its business and financial results.

If Akoya is unable to expand its marketing and sales organization to adequately address Akoya’s customers’ needs, its business may be adversely affected.

Akoya may not be able to market, sell or distribute its current products and services, or future products and services that Akoya may develop, effectively enough to support Akoya’s planned growth.

Competition for employees capable of selling expensive instruments within the pharmaceutical and biotechnology industries is intense. Akoya may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of Akoya’s products and limit Akoya’s revenue growth and potential profitability. In addition, the time and cost of establishing a specialized sales, marketing and service force for a particular product or service may be difficult to justify in light of the revenue generated or projected.

Akoya’s expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Akoya’s future financial performance and its ability to commercialize its products and to compete effectively will depend, in part, on Akoya’s ability to manage this potential future growth effectively, without compromising quality.

Akoya relies on distributors for the sale of its products in certain countries outside of the United States, in some cases, in addition to direct sales in such countries. Akoya exerts limited control over these distributors under its agreements with them, and if their sales and marketing efforts for its products in the region are not successful, Akoya’s business would be materially and adversely affected. Locating, qualifying and engaging distribution partners with local industry experience and knowledge will be necessary in at least the short to mid-term to effectively market and sell Akoya’s platform in certain countries outside the United States. Akoya may not be successful in finding, attracting and retaining distribution partners, or Akoya may not be able to enter into such arrangements on favorable terms. Even if Akoya is successful in identifying distributors, such distributors may engage in sales practices that violate local laws or Akoya’s internal policies. Furthermore, sales practices utilized by any such distribution parties that are locally acceptable may not comply with sales practices standards required under U.S. laws that apply to it, which could create additional compliance risk. If Akoya’s sales and marketing efforts by Akoya or its distributors are not successful outside the United States, Akoya may not achieve significant market acceptance for its products or services outside the United States, which would materially and adversely impact Akoya’s business, financial condition, results of operations and prospects.

The loss of any member of Akoya’s senior management team or Akoya’s inability to attract and retain highly skilled scientists, engineers and salespeople could adversely affect Akoya’s business.

Akoya’s success depends on the skills, experience and performance of key members of Akoya’s senior management team, including Brian McKelligon, Akoya’s Chief Executive Officer. The individual and collective efforts of these employees will be important as Akoya continue to develop Akoya’s platforms and additional products and services, and as Akoya expands its commercial activities. The loss or incapacity of existing members of Akoya’s executive management team could adversely affect Akoya’s operations if Akoya experiences difficulties in hiring qualified successors. Akoya’s executive officers are at-will employees, and Akoya cannot guarantee their retention for any period of time. Akoya does not maintain “key person” insurance on any of its employees.

Akoya’s research and development programs and laboratory operations depend on Akoya’s ability to attract and retain highly skilled scientists and engineers. Akoya may not be able to attract or retain qualified scientists and engineers in the future due to the competition for qualified personnel among life sciences businesses. Akoya also faces competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and engineering personnel. Akoya may have difficulties locating, recruiting or retaining qualified salespeople. Recruiting and retention difficulties can limit its ability to support its research and development and sales programs. All of Akoya’s employees are at-will, which means that either Akoya or the employee may terminate their employment at any time.

Due to the significant resources required to enable access in new markets, Akoya must make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships. Akoya may expend its resources to access markets, develop technologies or form certain partnerships that do not yield meaningful revenue, or Akoya may fail to capitalize on markets, technologies or partnerships that may be more profitable or with a greater potential for success.

Akoya believes its platforms have potential applications across a wide range of markets and Akoya has targeted certain markets in which Akoya believes its technology has significant advantages, or for which Akoya believes Akoya has a higher probability of success or revenue opportunity or for which the path to commercialize products and realizing or achieving revenue is shorter. Akoya seeks to maintain a process of prioritization and resource allocation among programs to maintain a balance between advancing near-term opportunities and exploring additional markets for Akoya’s technology. However, due to the significant resources required for the development of workflows for new markets, Akoya must make decisions on which markets to pursue and the amount of resources to allocate to each. Akoya’s decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular markets or workflows may not lead to the development of any viable product or service and may divert resources away from better opportunities. Similarly, Akoya’s potential decisions to delay, terminate or collaborate with third parties in respect of certain markets may subsequently also prove to be suboptimal and could cause Akoya to miss valuable opportunities. In particular, if Akoya is unable to develop additional relevant workflows for markets such as antibody therapeutics, cell therapy, the synthetic biology market or the companion diagnostics market it could slow or stop Akoya’s business growth and negatively impact Akoya’s business, financial condition, results of operations and prospects.

If Akoya’s operating facilities, including those of its third-party manufacturers, become damaged or inoperable, Akoya’s ability to conduct and pursue its business activities may be jeopardized.

Akoya’s facilities and equipment, and that of Akoya’s third-party manufacturers, could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond Akoya’s control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for Akoya to conduct its business activities for some period of time. The inability to address system issues, provide services or manufacture Akoya’s products could develop if its facilities, or those of Akoya’s third-party manufacturers, are inoperable or suffer a loss of utilization for even a short period of time, may result in the loss of customers or harm to Akoya’s reputation, and Akoya may be unable to regain those customers or repair Akoya’s reputation in the future. Furthermore, Akoya’s facilities and the equipment Akoya uses to perform its operations could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild any of its facilities, to locate and qualify a new facility or license or transfer its proprietary technology to a third-party. Even in the event Akoya is able to find a third-party to assist in its operational efforts, Akoya may be unable to negotiate commercially reasonable terms to engage with the third-party.

Akoya carries insurance for damage to its property and the disruption of its business, but this insurance may not cover all of the risks associated with damage or disruption to Akoya’s business, may not provide coverage in amounts sufficient to cover Akoya’s potential losses and may not continue to be available to Akoya on acceptable terms, if at all.

Akoya’s insurance policies are expensive and protect Akoya only from some business risks, which leaves Akoya exposed to significant uninsured liabilities.

Akoya does not carry insurance for all categories of risk that Akoya’s business may encounter and Akoya’s policies have limits and significant deductibles.

Some of the policies Akoya currently maintains include general liability, property, umbrella and directors’ and officers’ insurance.

Any product liability insurance coverage Akoya maintains may not be sufficient to reimburse Akoya for any expenses or losses Akoya may suffer related to product liability claims. Moreover, insurance coverage is becoming increasingly expensive and in the future Akoya may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect Akoya against losses. A successful product liability claim or series of claims in which judgments exceed Akoya’s insurance coverage could adversely affect Akoya’s business, financial condition, results of operations and prospects, including preventing or limiting the commercialization of any products Akoya develops.

In addition, Akoya’s director and officer liability insurance includes policy limits which may not provide sufficient coverage in the event of a successful claim or series of claims. Any significant uninsured liability may require Akoya to pay substantial amounts, which would adversely affect Akoya’s business, financial condition, results of operations and prospects.

Security incidents, loss of data or modification of information, and other disruptions could compromise information related to Akoya’s business or prevent Akoya from accessing critical information, result in a significant disruption of Akoya’s activities and expose Akoya to liability, which could adversely affect Akoya’s business and its reputation.

In the ordinary course of Akoya’s business, Akoya collects and stores information, including personal information, intellectual property and proprietary business information that Akoya owns or controls or has an obligation to protect. For example, Akoya collects and stores research and development information, employee data, commercial information, customer information, business and financial information, and payment card data. Akoya and its service providers, including security and infrastructure vendors, manage and maintain Akoya’s applications and data using a combination of on-site systems and cloud-based data centers. Akoya faces a number of risks related to protecting critical information and Akoya’s applications, including inappropriate use or disclosure, unauthorized access or acquisition, or inappropriate modification of, critical information. Akoya also faces the risk of being unable to access Akoya’s critical information, applications, or systems due to actual or threats of ransomware, unauthorized encryption, or other malicious activity. Akoya faces the risk of being unable to adequately monitor and audit and modify its controls over its critical information and applications. These risks extend to third-party service providers and subcontractors Akoya uses to assist Akoya in managing its information or otherwise process it on its behalf. The secure processing, storage, maintenance and transmission of Akoya’s critical information are vital to its operations and business strategy, and Akoya devotes significant resources to protecting such information.

Although Akoya takes reasonable measures to protect critical information and other data from unauthorized access, acquisition, use or disclosure, Akoya’s information technology and infrastructure and that of Akoya’s service providers handling and storing information on Akoya’s behalf may be vulnerable to a variety of disruptions, including data breaches, attacks by hackers and other malicious third parties (including the deployment of computer viruses, malware, ransomware, denial-of-service attacks, social engineering, and other events that affect service reliability and threaten the confidentiality, integrity, and availability of information), unauthorized access, natural disasters, fires, terrorism, war, telecommunications or electrical interruptions or failures, employee error or malfeasance or other malicious or inadvertent disruptions. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Akoya has in the past, and may in the future, experience such cybersecurity threats. Akoya may not be able to anticipate all types of security threats, and Akoya may not be able to implement preventive measures effective against all such security threats. Because the techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates or terrorist organizations, Akoya and its services providers and other partners may be unable to anticipate these techniques or implement adequate preventative measures. Further, Akoya does not have any control over the operations of the facilities or technology of third parties that collect, process and store sensitive information on Akoya’s behalf. Any unauthorized access or acquisition, breach, or other loss, of information could result in legal claims or proceedings, and liability under U.S. federal or state, or non-U.S., laws regarding the privacy and protection of information, including personal information, and could disrupt Akoya’s operations and harm its reputation. In addition, notice of breaches may be required to affected individuals, regulators, credit reporting agencies or the media. Any such publication or notice could harm Akoya’s reputation and its ability to compete. The financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that Akoya may maintain, and there can be no assurance that the limitations of liability in any of Akoya’s contracts would be enforceable or adequate or would otherwise protect Akoya from liabilities or damages as a result of the events referenced above.

Seasonality may cause fluctuations in Akoya’s revenue and results of operations.

Akoya operates on a December 31st year end and believe that there are seasonal factors which may cause sales of its products to vary on a quarterly or yearly basis and increase the magnitude of quarterly or annual fluctuations in Akoya’s operating results. Akoya believes that this seasonality results from a number of factors, including the procurement and budgeting cycles of many of Akoya’s customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends. For example, the United States government’s fiscal year end occurs in Akoya’s third quarter and may result in increased sales of Akoya’s products during this quarter if government-funded customers have unused funds that may be forfeited, or future budgets that may be reduced, if such funds remain unspent at such fiscal year end. Furthermore, the academic budgetary cycle similarly requires grantees to ‘use or lose’ their grant funding, which seems to be tied disproportionately to the end of the calendar year, driving sales higher during the fourth quarter. Similarly, Akoya’s biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of their purchasing activity occurring during Akoya’s fourth quarter. These factors have contributed, and may contribute in the future, to fluctuations in Akoya’s quarterly operating results. Because of these fluctuations, it is possible that in some quarters Akoya’s operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of Akoya Common Stock would likely decrease. These fluctuations, among other factors, also mean that Akoya’s operating results in any particular period may not be relied upon as an indication of future performance. Seasonal or cyclical variations in

Akoya’s sales have in the past, and may in the future, become more or less pronounced over time, and have in the past materially affected, and may in the future materially affect, Akoya’s business, financial condition, results of operations and prospects.

Public health crises have caused and could cause disruptions to the development of Akoya’s platform technologies and products and business interruptions, and adversely impact Akoya’s business, financial condition and results of operations.

Public health crises may disrupt Akoya’s or its customers’ operations, including as a result of laboratory closures, travel restrictions and/or business shutdowns, uncertainty in the financial markets or other harm to their business and financial results. These disruptions have in the past and could in the future cause reduced capital spend by Akoya’s existing customers and potential new customers, which has in the past and could in the future negatively impact Akoya’s instrument and consumables sales and sales of services. Disruptions from public health crises like COVID-19 could result in further reductions to capital expenditure budgets, delayed purchasing decisions, longer sales cycles, extended payment terms or missed payments, and postponed or canceled projects, any of which would negatively impact Akoya’s business and operating results, including sales and cash flows.

Risks Related to Akoya’s Manufacturing and Supply

Akoya outsources to a limited number of third-party manufacturers who are dependent upon third-party suppliers, including single source suppliers, making Akoya vulnerable to supply shortages and price fluctuations, which could harm Akoya’s business.

Akoya’s instruments and reagents contain components that are currently manufactured by a single supplier or a limited number of suppliers. For instance, Akoya uses one contract manufacturer to produce its PhenoImager and PhenoCycler instruments, and a second to produce certain of Akoya’s reagent kits. Akoya’s third-party manufacturers are also dependent upon third-party suppliers, including in some instances single source suppliers. In many of these cases, Akoya and its third-party manufacturers have not yet engaged alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond Akoya’s current suppliers’ capabilities could harm its ability to manufacture its instruments and reagents unless and until new sources of supply are identified and qualified. Akoya’s reliance on these third-party manufacturers and third-party suppliers subjects Akoya to a number of risks that could harm its business, including:

●	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
●	trade disputes or other political or economic conditions, including any global macroeconomic impact resulting from the Russia-Ukraine conflict and the conflict in Israel and the Gaza Strip;
●	interruption of or insufficient supply resulting from labor strikes, work stoppages, infectious disease, epidemics or pandemics, political or regulatory prohibition, unrest, acts of terrorism or other interruptions in production and transportation systems;
●	delays in product shipments resulting from uncorrected defects, quality or reliability issues, or a supplier’s variation in a component;
●	a lack of long-term supply arrangements for key components with Akoya’s suppliers;
●	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
●	difficulty and cost associated with locating and qualifying alternative suppliers for Akoya’s components in a timely manner;
●	a modification or change in a manufacturing process or part that unknowingly or unintentionally negatively impacts the operation of Akoya’s systems;
●	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;
●	delay in delivery due to Akoya’s suppliers prioritizing other customer orders over Akoya’s;
●	damage to Akoya’s brand reputation caused by defective components produced by Akoya’s suppliers;
●	increased cost of Akoya’s warranty program due to product repair or replacement based upon defects in components produced by Akoya’s suppliers; and
●	fluctuation in delivery by Akoya’s suppliers due to changes in demand from Akoya or their other customers.

Any interruption in the supply of components or materials, or Akoya’s inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair Akoya’s ability to meet the demand of its customers, which would have an adverse effect on its business.

Akoya outsources the manufacturing of Akoya’s instruments and reagents to third-party manufacturers. The failure of these manufacturers to manufacture finished goods on a timely basis could adversely affect Akoya’s business.

Akoya engages with two different third parties to manufacture its instruments and reagents. One such third-party manufacturer manufactures PhenoCycler and PhenoImager instruments and the other third-party manufactures certain of Akoya’s reagent kits. In addition, the third-party instrument manufacturers Akoya relies on source certain key parts from other various parties. Akoya does not have any control over the process or timing of the acquisition or manufacture of materials by Akoya’s third-party manufacturers, and cannot ensure that they will deliver to Akoya the finished goods it orders on time, or at all. If the operations of Akoya’s third-party manufacturers are interrupted, cease, or if they are unable to meet Akoya’s delivery requirements due to capacity limitations or other constraints, Akoya may be limited in its ability to fulfill new customer orders or to service or repair instruments at current customer sites. Any change to another contract manufacturer, even if ultimately consummated, would likely entail significant delay, require Akoya to devote substantial time and resources, result in additional costs, and could involve a period in which Akoya’s systems could not be produced in a timely or consistently high-quality manner, any of which could harm Akoya’s reputation and business, and frustrate Akoya’s customers and cause them to turn to Akoya’s competitors. Additionally, Akoya may be unable to enter into agreements with another contract manufacturer on commercially reasonable terms or at all, which could have a material adverse impact on Akoya’s business.

Akoya forecasts sales to determine requirements for components and materials used in Akoya’s systems, and if Akoya’s forecasts are incorrect, Akoya may experience delays in shipments or increased inventory costs.

Akoya and its third-party manufacturers keep limited materials, components and finished products on hand. To manage Akoya’s operations with its third-party manufacturers and suppliers, Akoya forecasts anticipated product orders and material requirements to predict its inventory needs and enter into purchase orders on the basis of these requirements. Several components of Akoya’s instruments and reagent kits have long lead times. Akoya’s limited historical commercial experience and rapid growth may not provide Akoya with enough data, or Akoya may not have sufficient infrastructure in place, to consistently and accurately predict future demand. If Akoya’s business expands and its demand for components and materials increases beyond its estimates, its manufacturers and suppliers may be unable to meet its demand. In addition, if Akoya or its third-party manufacturers underestimate Akoya’s component and material requirements, Akoya may have inadequate inventory, which could interrupt, delay, or prevent delivery of its systems to its customers. By contrast, if Akoya overestimates its component and material requirements, Akoya may have excess inventory, which would increase its working capital and decrease its cash. Any of these occurrences would negatively affect Akoya’s financial performance and business results.

Risks Related to Government Regulation of Akoya

Akoya markets certain of its products as Research Use Only (“RUO”), in the United States. Akoya’s RUO products support the research and development activities conducted by academic/research institutions and biopharmaceutical companies of potential diagnostic and therapeutic products and services for which they may later pursue investigation and clearance, authorization or approval from regulatory authorities, such as the FDA.

RUO products belong to a separate regulatory classification under a long-standing FDA regulation. From an FDA perspective, products that are intended for research use only and are labeled as RUO are exempt from certain FDA regulatory controls of in vitro diagnostic devices for clinical use, and are therefore not subject to those specific regulatory requirements. RUO products may be used or distributed for research use without first obtaining FDA clearance, authorization or approval. The products must bear the statement: “For Research Use Only. Not for Use in Diagnostic Procedures.” RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. Accordingly, a product labeled RUO but intended or promoted for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the FDCA and subject to FDA enforcement action. The FDA will consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed and to whom, when determining its intended use. If the FDA disagrees with Akoya’s RUO status for its product, Akoya may be subject to FDA enforcement activities, including, without limitation, requiring Akoya to seek clearance, authorization or approval for its products.

There is substantial uncertainty regarding initiatives of the federal government and how these might impact the FDA, its implementation of laws, regulations, policies and guidance and its personnel. Similar initiatives may also be directed toward other government agencies. These initiatives could prevent, limit or delay development and regulatory approval of Akoya’s future diagnostic products, or limit Akoya’s customers’ ability to purchase its products and services, which would adversely affect Akoya’s business.

Akoya faces substantial uncertainty with regard to the regulatory environment Akoya will face under the current administration and new leadership of Health and Human Services (“HHS”) and FDA. Certain initiatives have manifested to date in the form of personnel reduction measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on Akoya’s ability to obtain guidance from the FDA on Akoya’s diagnostic products in development and obtain the requisite regulatory approvals in the future. Moreover, the reduction or suspension of federal funding for medical research could decrease the ability of certain of Akoya’s customers that rely on NIH funding to make capital expenditures. There remains general uncertainty regarding future activities. The current administration could issue or promulgate executive orders, regulations, policies or guidance, that adversely affect Akoya or its customers or create a more challenging or costly environment to pursue the development of new products. State governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to Akoya’s operations. Additionally, court decisions on FDA rulemaking and policies may impact Akoya, its customers, and its suppliers. For example, on March 31, 2025, the United States District Court for the Eastern District of Texas vacated and set aside FDA’s LDT final rule, remanding the matter to the Secretary of HHS for further consideration. It is unclear whether this ruling will be appealed. If Akoya or its customers become negatively impacted by future governmental orders, regulations, policies or guidance there could be a material adverse effect on Akoya and Akoya’s business.

Akoya is currently subject to, and may in the future become subject to additional, U.S. state and federal, and non-U.S. laws and regulations, industry guidelines, and contracts, imposing obligations on how Akoya collects, stores, uses and processes personal information. Akoya’s actual or perceived failure to comply with such obligations could harm its business. Ensuring compliance with such laws could also impair Akoya’s efforts to maintain and expand its customer base, and thereby decrease Akoya’s revenue.

Akoya is, and may increasingly become, subject to various laws and regulations, as well as contractual obligations and mandatory industry standards relating to data privacy and security in the jurisdictions in which Akoya operates and/or offers its goods and/or services. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements potentially applicable to Akoya’s business, and some enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Akoya is a covered entity under the HIPAA as an employer that sponsors a group health plan for its employees. Therefore, the HIPAA Privacy, Security and Breach Notification Rules apply to Akoya’s group health plan. The HIPAA privacy regulations govern the use and disclosure of protected health information by covered healthcare providers, as well as health insurance plans. They also set forth certain rights that an individual has with respect to his or her protected health information maintained by a covered plan, including the right to access or amend certain records containing protected health information or to request restrictions on the use or disclosure of protected health information. The HIPAA security regulations establish requirements for safeguarding the confidentiality, integrity and availability of protected health information that is transmitted or stored both physically and electronically. A covered entity must also notify HHS and each affected individual of a breach of unsecured protected health information. If the breach involves more than 500 individuals in a particular jurisdiction, a covered entity must also notify prominent media outlets serving the jurisdiction. HIPAA violations are subject to civil and criminal penalties.

In the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission (“FTC”), have adopted, or are considering adopting, laws and regulations regarding the processing of personal information, privacy and/or data security. According to the FTC, failing to take appropriate steps to keep consumers’ personal information secure or using or disclosing personal information in violation of a company’s privacy notice may constitute unfair or deceptive acts or practices, in or affecting commerce in violation of the FTC Act. The FTC generally expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities.

On the state specific level, several state laws generally require data owners to implement reasonable security measures to protect the personal information collected from residents. These laws generally require a data owner to implement reasonable security procedures and practices appropriate to the nature of the information, and to protect the personal information from unauthorized access, destruction, use, modification, or disclosure. Although most of these state laws generally require an entity to maintain appropriate security, at least one state, Massachusetts, has adopted comprehensive data privacy requirements to protect personal information. Of the states with data security laws, Massachusetts’ data security law includes the most granular obligations which apply directly to data owners who are required to flow them down service providers.

As state laws are changing rapidly, Akoya may also become subject to additional data privacy and security laws and regulations in the future, and Akoya anticipates that states and potentially, the federal government, may propose or enact legislation to strengthen data privacy and security standards, which may cause Akoya to incur additional costs and expenses to maintain compliance and could subject Akoya to fines, penalties and negative publicity in the event of a breach or violation under any such law or regulation.

Also, there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which Akoya may likely become subject, if enacted.

Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information and meet certain revenue or volume processing thresholds, came into effect on January 1, 2020, and was further amended by the CPRA, effective January 1, 2023. Among other things, the CCPA requires covered companies to provide certain disclosures to California residents and provide such residents consumer privacy rights, including the ability to opt-out of certain sales of their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation, including class -action litigation.

In addition, laws in all 50 U.S. states require businesses to provide notice to individuals, and in some states, to regulators and consumer reporting agencies, in the event of a data breach. Notification triggers and exceptions vary by state. Generally, all states with breach notification laws require notice if the information breached includes a state resident’s name in combination with: a Social Security number, state ID or driver’s license number, or financial account information. Some states include other types of personal information as a trigger, such as health information, biometrics, login credentials, tax ID or date of birth. The majority of state data security breach notification laws also provide a safe harbor from the laws’ notification requirements if the personal information affected by the security breach was encrypted and the encryption key was not affected by the security breach.

International laws, regulations and standards in many jurisdictions apply to certain collection, use, retention, security, disclosure, transfer, marketing and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its data privacy and security laws and introduced a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends Akoya’s obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes requirements to establish a legal basis for processing, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, a strengthened individual data rights regime, requirements to implement safeguards to protect the security and confidentiality of personal data, data breach notification obligations to appropriate data protection authorities or individuals, limitations on retention and secondary use of information, increased requirements pertaining to health data and additional obligations when entities contract with third-party processors to process personal data. The GDPR allows for fines for certain serious violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties. Following the withdrawal of the United Kingdom from the European Union, data privacy and security laws that are substantially similar to the GDPR are in effect in the United Kingdom, which carry similar risks and authorize similar fines for certain violations.

Certain legal regimes outside of the United States, including in the United Kingdom and under the GDPR, prohibit the transfer of personal data to the United States unless certain measures are in place, including, for example, executing Standard Contractual Clauses, or historically, relying on the receiving entity’s certification under the EU-US and/or Swiss-US Privacy Shield Frameworks, or the Privacy Shield Frameworks. The Privacy Shield Frameworks were invalidated, and the adequacy of Standard Contractual Clauses are now in question, following the Court of Justice of the European Union’s July 2020 decision in the so-called Schrems II case (Data Protection Commissioner v. Facebook Ireland Limited, Maximillian Schrems (Case C-311/18)). Due to this evolving regulatory guidance, Akoya is continuing to evaluate the validity of the data transfer mechanisms upon which Akoya relies upon and Akoya may need to invest in additional technical, legal and organizational safeguards in the future to avoid disruptions to data flows within Akoya’s business and to and from Akoya’s customers and service providers. There is no guarantee that any transfer mechanism upon which Akoya relies will be deemed to be valid by the relevant legal authorities, or that mechanisms that are currently deemed to be valid will remain valid in the future. This uncertainty, and its eventual resolution, may increase Akoya’s costs of compliance, impede Akoya’s ability to transfer data and conduct Akoya’s business and harm its business or results of operations.

Akoya uses third-party credit card processors to process payments from its customers. Through Akoya’s agreements with its third-party credit card processors, Akoya is subject to payment card association operating rules, including the Payment Card Industry Data Security Standard (“PCI-DSS”), which governs a variety of areas, including how consumers and customers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. Any change in these rules or standards and related requirements could make it difficult or impossible for Akoya to comply. Additionally, any data breach or failure to hold certain information in accordance with PCI-DSS may have an adverse effect on Akoya’s business and results of operations.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require Akoya to modify its data processing practices and policies, utilize management’s time or divert resources from other initiatives and projects, all of which could have a material adverse effect on its business, financial condition, results of operations and prospects. Any failure or perceived failure by Akoya to comply with any applicable federal, state or similar non-U.S. laws and regulations relating to data privacy and security could result in damage to Akoya’s reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject Akoya to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

As Akoya continues to expand its product, technology and service offerings and the applications and uses of its products into new fields, Akoya may become subject to additional government regulations, and the regulatory approval and maintenance process for such products may be expensive, time-consuming and uncertain both in timing and in outcome.

As Akoya continues to expand its product, technology and service offerings and the applications and uses of its existing products into new fields, certain of Akoya’s current or future products and services could become subject to regulation by the FDA, or comparable regulatory authorities, including requirements for premarket clearance or approval of such products. Such approval processes or clearances may be expensive, time-consuming and uncertain, and Akoya’s failure to obtain or comply with such approvals and clearances could have an adverse effect on its business, financial condition and operating results. The laws, regulations and policies governing the marketing of Akoya’s products or future products, for example, RUO products, companion diagnostics, or other products and services are extremely complex. These laws and regulations are subject to interpretation by the relevant regulatory and enforcement officials, and they may interpret them differently than Akoya does. Furthermore, changes to the current regulatory framework, including the imposition of additional or new regulations or guidance, including the FDA’s treatment of Akoya’s products, could arise at any time during the development or marketing of Akoya’s products, which may negatively affect Akoya’s ability to obtain or maintain FDA or comparable regulatory approval or clearance of Akoya’s products, if required. Further, if Akoya sells devices for diagnostic purposes, Akoya may in turn be subject to additional healthcare regulation and enforcement by the applicable government agencies. Such laws and regulations include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security and transparency and reporting requirements for payments and transfers of value to physicians and certain other healthcare professionals.

Diagnostic products are regulated as medical devices by the FDA and comparable international agencies and may require either clearance from the FDA following the 510(k) pre-market notification process or pre-market approval from the FDA, in each case prior to marketing. For instance, the OncoSignature® test Akoya is co-developing with Acrivon Therapeutics will require pre-market approval by the FDA prior to commercialization. Obtaining the requisite regulatory clearances or approvals can be expensive and may involve considerable delay in Akoya’s ability to commercialize its products and services. For example, Akoya may in the future perform commercial clinical testing which would subject Akoya to much more extensive regulation under FDA law, CMS/CLIA regulations and state laboratory requirements. None of Akoya’s products are currently offered to customers as medical devices, however, if Akoya’s products labeled as RUO are used, or could be used, for the diagnosis of disease, the regulatory requirements related to marketing, selling and supporting such products could change or be uncertain, even if such use by Akoya’s customers is without Akoya’s consent.

If the FDA or other regulatory authorities assert that any of Akoya’s current or future products are subject to regulatory clearance or premarket approval, Akoya would be subject to a number of regulatory requirements including device establishment registration, medical device reporting (“MDR”), and quality management system regulation (“QMSR”). As a result, Akoya’s business, financial condition or results of operations could be adversely affected.

International expansion of Akoya’s business exposes Akoya to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Akoya currently has limited international operations, and Akoya’s business strategy incorporates continued international expansion. Akoya currently maintains relationships with distributors outside of the United States, and may in the future enter into new distributor relationships. Akoya may also extend laboratory capabilities outside of the United States, both directly and possibly indirectly. Doing business internationally involves a number of risks, including:

●	multiple, conflicting and changing laws and regulations such as device regulations, data privacy and security regulations, tax laws, export and import restrictions, tariffs, economic sanctions and embargoes, employment laws, regulatory requirements and other governmental approvals, permits and licenses;
●	failure by Akoya or its distributors to obtain permits, licenses, registrations, or approvals to conduct its business in various countries;
●	differing respect, and protection for, intellectual property rights in other jurisdictions;
●	complexities and difficulties in obtaining intellectual property protection, maintaining, enforcing and defending Akoya’s intellectual property and proprietary rights and defending against third-party intellectual property claims;
●	difficulties in staffing and managing foreign operations with qualified personnel;
●	logistics and regulations associated with shipping systems and parts and components for systems, consumables and reagent kits, as well as transportation delays;
●	travel restrictions that limit the ability of marketing, presales, sales, services and support teams to service customers;
●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for Akoya’s products and exposure to foreign currency exchange rate fluctuations;
●	failure to comply with import or export laws that could result in delays, holds, or other administrative actions by customs;
●	international trade disputes that could result in tariffs and other protective measures;
●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and
●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm Akoya’s future international expansion and operations and, consequently, Akoya’s business, financial condition, results of operations and prospects. In addition, certain international markets are subject to significant political and economic uncertainty, including for example the effect of the withdrawal of the United Kingdom from the European Union. Significant political and economic developments in international markets for which Akoya intends to operate, or the perception that any of them could occur, creates further challenges for operating in these markets in addition to creating instability in global economic conditions.

Akoya could be adversely affected by violations of the FCPA and the anti-bribery and anti-corruption laws of the United States or other countries.

Akoya is subject to the FCPA, which among other things prohibits companies and their intermediaries from making payments in violation of law to non- U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Akoya has engaged independent distributors in the past and currently use independent distributors to sell Akoya’s platforms and instruments outside of the United States. Akoya’s reliance on independent distributors to sell the PhenoCycler and PhenoImager platforms and complementary products and services internationally demands a high degree of vigilance in maintaining Akoya’s policy against participation in corrupt activity, because these distributors could be deemed to be Akoya’s agents and Akoya could be held responsible for their actions. Other U.S. companies in the life sciences field have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. In February 2025, President Trump signed an executive order pausing all future investigations and enforcement actions under the FCPA for at least 180 days until the attorney general issues revised FCPA enforcement guidance. Due to the changing nature of the regulatory environment and uncertainty about the priorities and direction of the U.S. presidential administration, Akoya cannot be certain if or how the Department of Justice’s enforcement of the FCPA will change or impact Akoya’s business.

Akoya is also subject to similar anti-bribery laws in the jurisdictions in which Akoya operates, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery, and the People’s Republic of China anti -bribery laws, including the PRC Anti-Unfair Competition Law which was last amended in 2019 (with a draft revision proposed in December 2024), and the PRC Criminal Law which was last amended in 2023. These laws are complex and far-reaching in nature, and, as a result, Akoya cannot assure you that Akoya would not be required in the future to alter one or more of Akoya’s practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt Akoya’s operations, involve significant management distraction, involve significant costs and expenses, including legal fees and could result in a material adverse effect on Akoya’s business, financial condition, results of operations and prospects. Akoya could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Unfavorable U.S. or global economic conditions could adversely affect Akoya’s business, financial condition or results of operations.

Akoya’s results of operations could be adversely affected by general conditions in the global economy and financial markets. Changes in these economic conditions can arise suddenly, such as in the case of the recent rise in inflation. A rise in inflation could result in higher cost of goods sold and higher operating expenses. A severe or prolonged economic downturn, as result of a global pandemic or otherwise, could result in a variety of risks to Akoya’s business, including weakened demand for Akoya’s products and services and Akoya’s ability to raise additional capital when needed. A weak or declining economy could strain Akoya’s customers and suppliers, possibly resulting in supply disruption, or cause delays in their payments to Akoya. Any of the foregoing could harm Akoya’s business and Akoya cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

Akoya’s employees, consultants, distributors and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

Akoya is exposed to the risk of fraud or other misconduct by Akoya’s employees, consultants, distributors and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to Akoya. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to Akoya’s reputation. It is not always possible to identify and deter employee misconduct, and any other precautions Akoya takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting Akoya from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Akoya, and Akoya is not successful in defending itself or asserting Akoya’s rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on Akoya’s business. Whether or not Akoya is successful in defending against such actions or investigations, Akoya could incur substantial costs, including legal fees and divert the attention of management in defending itself against any of these claims or investigations.

Akoya uses biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against it.

Akoya works with materials, including chemicals, biological agents and compounds that could be hazardous to human health and safety or the environment. Akoya’s operations also produce hazardous and biological waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Akoya is subject to periodic inspections by federal, state and local authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict Akoya’s operations. If it does not comply with applicable regulations, Akoya may be subject to fines and penalties.

In addition, Akoya cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which could cause an interruption of Akoya’s commercialization efforts, research and development programs and business operations, as well as environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations. In the event of contamination or injury, Akoya could be liable for damages or penalized with fines in an amount exceeding Akoya’s resources and its operations could be suspended or otherwise adversely affected. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. Akoya cannot predict the impact of such changes and cannot be certain of its future compliance.

Unfavorable global economic conditions, political instability and geopolitical events could adversely affect Akoya’s business, financial condition, stock price, and results of operations.

Akoya’s business could be adversely affected by unstable economic and political conditions within the United States and foreign jurisdictions, including as a result of an economic downturn and geopolitical events, such as changes in the U.S. federal policy that affect the geopolitical landscape. The global credit and financial markets have also generally experienced extreme volatility and disruptions (including as a result of actual or perceived changes in interest rates, inflation and macroeconomic uncertainties), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, uncertainty about economic stability, global supply chain disruptions, and increases in unemployment rates. There can be no assurance that further deterioration in credit and financial markets will not occur or that confidence in economic conditions will be restored. A severe or prolonged economic downturn could result in a variety of risks to Akoya’s business, including a decrease in the demand for Akoya’s products and in Akoya’s ability to raise additional capital when needed on acceptable terms, if at all.

The financial markets and the global economy may also be adversely affected by the current or anticipated impact of political uncertainty, including military conflicts, such as the ongoing conflicts between Russia and Ukraine, and Israel and Hamas, terrorism, or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts, including the one in Ukraine, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Additionally, changes to policy announced and/or implemented by the U.S. federal government have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, during the prior Trump administration, increased tariffs were implemented on goods imported into the U.S., particularly from China, Canada, and Mexico. On February 1, 2025, President Trump issued an Executive Order imposing tariffs at various levels on imports from Canada, Mexico, and China. The newly imposed tariffs triggered immediate threats of retaliatory tariffs against U.S. goods and have resulted in discussions with the affected countries which have delayed the implementation of many of the U.S. imposed tariffs while discussions with each trading partner continue. In March and April 2025, the current administration announced a series of additional special tariffs, some of which have been temporarily paused. Historically, tariffs have led to increased trade and political tensions, between not only the U.S. and China, but also between the U.S. and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. There has also been proposed U.S. legislation that may restrict the ability of U.S. biotechnology companies to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. Akoya continues to assess the legislation as it develops to determine whether it could have an effect on Akoya’s contractual relationships. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on Akoya’s financial condition or results of operations. Until Akoya knows what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact Akoya’s business and the business of its competitors over the long term, Akoya will not know if, overall, it will benefit from them or be negatively affected by them.

Furthermore, any disruptions to Akoya’s supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts or public health crises, could negatively impact the timely execution of Akoya’s ongoing and future clinical trials. In addition, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. Akoya cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact Akoya’s business.

Risks Related to Akoya’s Intellectual Property

If Akoya is unable to obtain and maintain sufficient patent or other intellectual property protection for its technology, including the PhenoCycler and PhenoImager platforms, or if the scope of the intellectual property protection obtained is not sufficiently broad, Akoya’s competitors could develop and commercialize products and technology similar or identical to Akoya’s, and Akoya’s ability to successfully commercialize its products and technology may be impaired.

Akoya relies on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect its proprietary technologies, all of which provide limited protection and may not adequately protect Akoya’s rights or permit Akoya to gain or keep any competitive advantage. If Akoya fails to obtain or to protect its intellectual and proprietary property, third parties may be able to compete more effectively against it. In addition, Akoya may incur substantial litigation costs in its attempts to recover or restrict use of its intellectual property.

To the extent Akoya’s intellectual property offers inadequate protection, is found to be invalid or unenforceable, or laws affecting the scope of intellectual property protection and remedial actions change, Akoya would be exposed to a greater risk of direct competition. If Akoya’s intellectual property does not provide adequate coverage of its own or its competitors’ products, Akoya’s competitive position could be adversely affected, as could its business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

As is the case with other life sciences and biotechnology companies, Akoya’s success depends in large part on its ability to obtain and maintain protection of the intellectual property Akoya may own solely and jointly with others, particularly patents, in the United States and other countries with respect to Akoya’s products and technologies. Akoya applies for patents covering its products and technologies and uses thereof, as Akoya deems appropriate. However, obtaining and enforcing patents in Akoya’s industry is costly, time-consuming and complex, and Akoya may fail to apply for patents on important products, services and technologies in a timely fashion or at all, or Akoya may fail to apply for patents in potentially relevant jurisdictions. Akoya may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that Akoya will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Akoya may not have the right to control the preparation, filing and prosecution of patent applications, to maintain the rights to patents licensed to or from third parties, or to control enforcement of licensed patent rights. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Akoya’s business. Akoya may not be able to control the extent of auxiliary rights licensed to other parties by entities from whom Akoya licenses patent rights, which may affect Akoya’s ability to exclude other parties from markets and jurisdictions based on those licensed patent rights.

It is possible that none of Akoya’s pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide Akoya with any competitive advantages, or may be challenged and invalidated by third parties. It is possible that others will design around Akoya’s current or future patented technologies or that Akoya’s patents and patent applications may be challenged at the United States Patent and Trademark Office, or USPTO, or in proceedings before the patent offices of other jurisdictions. Akoya may not be successful in defending any such challenges made against its patents or patent applications. Akoya may not be able to intervene or participate in any challenge to patent rights that are licensed by Akoya from another party. Any successful third- party challenge to Akoya’s patents could result in the unenforceability or invalidity of such patents, in whole or in part, and increased competition to Akoya’s business. Akoya may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceedings can be uncertain, and any attempt by Akoya to enforce its patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert Akoya’s efforts and attention from other aspects of its business.

Furthermore, Akoya’s patents may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of Akoya’s in-licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose Akoya’s confidential information to third parties and to exercise march-in rights to use or allow third parties to use Akoya’s licensed technology. The government can exercise its march-in rights if it determines that action is necessary because Akoya fails to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, Akoya’s rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States or elsewhere. Courts frequently render opinions in the life sciences field that may affect the patentability of certain inventions or discoveries. Further, codified patent laws, legal principles, the scope of damages, and remedies for patent infringement can vary widely among jurisdictions, and Akoya’s business may be affected differentially among those jurisdictions by any verdict, judgment, administrative proceeding, or other decision relating to enforcement of patent rights.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications Akoya licenses or owns, currently or in the future, issue as patents, they may not issue in a form that will provide Akoya with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide Akoya with any competitive advantage. Any patents that Akoya own may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, Akoya does not know whether its products or other technologies will be protectable or remain protected by valid and enforceable patents. Akoya’s competitors or other third parties may be able to circumvent Akoya’s patents by developing similar or alternative technologies or products in a non-infringing manner which could harm Akoya’s business, financial condition and results of operations.

Some of Akoya’s patents and patent applications may in the future be co-owned with third parties. If Akoya is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including Akoya’s competitors, and Akoya’s competitors could market competing products and technology. In addition, Akoya may need the cooperation of any such co-owners of its patents in order to enforce such patents against third parties, and such cooperation may not be provided to it. Any of the foregoing could harm Akoya’s business, financial condition and results of operations.

Additionally, Akoya may find it necessary or prudent to acquire or obtain licenses from third-party intellectual property holders. However, Akoya may be unable to acquire or secure such licenses to any intellectual property rights from third parties that Akoya identifies as necessary for Akoya’s products or any future products Akoya may develop. The acquisition or licensing of third-party intellectual property rights is a competitive area, and Akoya’s competitors may pursue strategies to acquire or license third-party intellectual property rights that Akoya may consider attractive or necessary. Akoya’s competitors may have a competitive advantage over Akoya due to their size, capital resources and greater development and commercialization capabilities. In addition, companies that perceive Akoya to be a competitor may be unwilling to assign or license rights to it. Akoya also may be unable to acquire or license third-party intellectual property rights on terms that would allow Akoya to make an appropriate return on its investment or at all. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Akoya heavily depends on intellectual property licensed from third parties, including its license agreements with Stanford for its PhenoCycler product, and Revvity (formerly Perkin Elmer, Inc.) for its PhenoImager product, and Akoya’s licensors may not always act in Akoya’s best interest. If such owners do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, Akoya’s competitive position and business prospects may be adversely affected.

Akoya is dependent on patents, know-how and proprietary technology licensed from others. As a result, any termination of these licenses could result in the loss of significant rights and could harm Akoya’s ability to commercialize its existing or potential products. For example, Akoya is a party to an agreement with Stanford pursuant to which Akoya in-license key patents and patent applications for Akoya’s proprietary PhenoCycler product, as well as possible future products and other technology used in Akoya’s PhenoCycler product. Akoya is also a party to license agreements with the University of Washington and Revvity pursuant to which Akoya has in-licensed important patents that protect key aspects of Akoya’s current and future technologies.

Akoya’s current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on Akoya and require Akoya to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. If Akoya fails to comply with these obligations, Akoya’s licensors may have the right to terminate Akoya’s license, in which event Akoya would not be able to further develop or market the affected products. For example, Akoya’s license agreement with Stanford imposes various due diligence, development and commercialization obligations, milestone payments, royalties and other obligations on Akoya with respect to its PhenoCycler platform.

Certain of Akoya’s licenses, including certain licenses with Stanford may not provide Akoya with exclusive rights to use the licensed intellectual property and technology, or may not provide Akoya with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which Akoya may wish to develop or commercialize Akoya’s technology and products in the future. In addition, the intellectual property portfolio licensed to Akoya by its licensors, including certain intellectual property licensed by Stanford, at least in some respects, may be used by such licensors or licensed to third parties, and such third parties may have certain enforcement rights with respect to such intellectual property. Thus, patents licensed to Akoya could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against Akoya’s licensors or another licensee or in administrative proceedings brought by or against Akoya’s licensors or another licensee in response to such litigation or for other reasons. As a result, Akoya may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by Akoya’s licenses.

In addition, Akoya may need or desire to obtain additional licenses from Akoya’s existing licensors and others to advance Akoya’s research or allow commercialization of potential products Akoya may develop. In addition, third parties may allege that Akoya requires a license to their intellectual property rights to use Akoya’s software and technology in connection with the exploitation of Akoya’s products. It is possible that Akoya may be unable to obtain needed or desired additional licenses at a reasonable cost or on reasonable terms, if at all. In such an event, Akoya may be required to expend significant time and resources to redesign Akoya’s technology, potential products, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Akoya is unable to do so, Akoya may be liable for damages, which may be significant, and Akoya may be unable to develop or commercialize the affected technology or potential products, or face greater risk in the development or commercialization of such technologies and potential products, which would significantly harm Akoya’s business, financial condition, results of operations and prospects. Akoya cannot provide any assurances that third-party patents and other intellectual property rights do not exist which might be enforced against Akoya’s current technology, manufacturing methods, or future methods or products resulting in either an injunction prohibiting Akoya’s manufacture or future sales, or, with respect to Akoya’s future sales, an obligation on Akoya’s part to pay royalties and/or other forms of compensation to third parties, which could be significant. Even if Akoya is able to obtain such additional licenses, they may be non-exclusive thereby giving Akoya’s competitors and other third parties access to the same technology licensed to it.

In addition, Akoya may seek to obtain additional licenses from Akoya’s licensors and, in connection with obtaining such licenses, Akoya may agree to amend its existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including Akoya’s competitors, to receive licenses to a portion of the intellectual property that is subject to Akoya’s existing licenses and to compete with Akoya’s current or potential products.

For example, some of Akoya’s future agreements with certain of Akoya’s third-party research partners may provide that improvements developed in the course of Akoya’s relationship may be owned solely by either Akoya or its third-party research partner. If Akoya determines that rights to such improvements owned solely by a third-party research partner or other third-party with whom Akoya collaborate are necessary to commercialize its products or maintain its competitive advantage, Akoya may need to obtain a license from such third-party in order to use the improvements and continue developing, manufacturing or marketing its products. Akoya may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent Akoya from commercializing its potential products or allow its competitors or others the chance to access technology that is important to Akoya’s business.

Akoya’s success will depend in part on the ability of its licensors to obtain, maintain, protect and enforce patent protection for its licensed intellectual property, in particular, those patents to which Akoya has secured exclusive rights. Akoya’s licensors may not successfully prosecute the patent applications licensed to it. If Akoya or its licensors fail to adequately protect Akoya’s licensed intellectual property, Akoya’s ability to commercialize its current or potential products and technology could suffer. In addition, Akoya may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense and litigation of patents and patent applications that Akoya license from other third parties. For example, in Akoya’s agreement with Revvity, Akoya does not maintain control over the prosecution and maintenance of the licensed patents. Akoya thus cannot be certain that activities such as the maintenance and prosecution by Akoya’s licensors have been or will be conducted consistent with Akoya’s best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that Akoya’s licensors’ infringement proceedings or defense activities may be less vigorous than had Akoya conducted them itself or may not be conducted in accordance with Akoya’s best interests. If Akoya’s licensors fail to maintain such patents or patent applications, determine not to pursue litigation against other companies that are infringing these patents, pursue litigation less aggressively than Akoya would, or lose rights to those patents or patent applications, the rights Akoya has licensed may be reduced or eliminated, and Akoya’s right to develop and commercialize any current or future product or potential products that are the subject of such licensed rights and Akoya’s right to exclude third parties from commercializing competing products could be adversely affected. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Akoya is generally also subject to all of the same risks with respect to protection of intellectual property that Akoya licenses as Akoya is for intellectual property that Akoya owns, which are described herein. If Akoya or its licensors fail to adequately protect this intellectual property, Akoya’s ability to commercialize products could suffer, which could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Akoya’s products are dependent on intellectual property Akoya license from third parties. If Akoya fails to comply with its obligations under its intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, Akoya could lose significant rights that are important to its business and could interfere with its ability to operate its business.

Akoya’s instruments incorporate intellectual property licensed from Stanford, with respect to PhenoCycler, and Revvity, with respect to PhenoImager. Disputes may arise regarding intellectual property subject to a license agreement, including those relating to:

●	the scope of rights, if any, granted under the license agreement and other interpretation-related issues;
●	Akoya’s financial and other obligations under the license agreement;
●	whether and the extent to which Akoya’s technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;
●	Akoya’s right to sublicense patent and other rights to third parties under collaborative development relationships;
●	Akoya’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its current or potential products and what activities satisfy those diligence obligations;
●	the inventorship or ownership of inventions and know-how resulting from the creation or use of intellectual property by Akoya’s licensors and Akoya and its partners; and
●	the priority of invention of patented technology.

If disputes over intellectual property that Akoya has licensed prevent or impair Akoya’s ability to maintain its current licensing arrangements on acceptable terms, Akoya may be unable to successfully develop and commercialize the affected technology or potential products.

Akoya’s license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Akoya believes to be the scope of Akoya’s rights to the relevant intellectual property or technology, or increase what Akoya believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

In spite of its efforts, Akoya’s current and future licensors might conclude that Akoya has materially breached its obligations under its license agreements and might therefore terminate such license agreements, thereby removing or limiting Akoya’s ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical or competitive to Akoya’s products and Akoya may be required to cease its development and commercialization of certain of its current or potential products. Moreover, if disputes over intellectual property that Akoya license prevent or impair its ability to maintain other licensing arrangements on commercially acceptable terms, Akoya may be unable to successfully develop and commercialize the affected technology or potential products. In addition, certain of these license agreements may not be assignable by Akoya without the consent of the respective licensor, which may have an adverse effect on Akoya’s ability to engage in certain transactions. As a result, any termination of or disputes over Akoya’s intellectual property licenses could result in the loss of Akoya’s ability to develop and commercialize Akoya’s current or future products or potential products, or Akoya could lose other significant rights, experience significant delays in the development and commercialization of Akoya’s technology or potential products, or incur liability for damages, any of which could have a material adverse effect on Akoya’s business, financial condition, results of operations, and prospects.

In addition, a third-party may in the future bring claims that Akoya’s performance under its license agreements interferes with such third-party’s rights under its agreement with one of Akoya’s licensors. If any such claim were successful, it may adversely affect Akoya’s rights and ability to continue to commercialize Akoya’s existing or future products, advance Akoya’s potential products or subject Akoya to liability for monetary damages, any of which would have an adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Changes in patent law and its interpretation in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Akoya’s ability to protect its products and technologies.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of Akoya’s intellectual property. Akoya cannot predict the breadth of claims that may be allowed or enforced in Akoya’s patents or in third-party patents. Akoya may not develop additional proprietary products, methods and technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), enacted in September 2011, the United States transitioned to a first-inventor-to-file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO on or after March 16, 2013, but before Akoya could therefore be awarded a patent covering an invention of Akoya’s even if Akoya had made the invention before it was made by such third-party. This will require Akoya to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Akoya cannot be certain that it was or its licensors were the first to either file any patent application related to Akoya’s products or technologies or invent any of the inventions claimed in Akoya’s or its licensors’ patents or patent applications.

The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate Akoya’s patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation have increased the uncertainties and costs surrounding the prosecution of Akoya’s owned or in-licensed patent applications and the enforcement or defense of Akoya’s owned or in-licensed issued patents.

In addition, the patent position of companies in the life sciences field is particularly uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to life sciences. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain and continues to evolve in the courts, and it is possible that certain aspects of Akoya’s technology could be considered natural laws. Accordingly, the evolving statutory and case law in the United States may adversely affect Akoya’s ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Issued patents covering Akoya’s products and technologies could be found invalid or unenforceable if challenged or unenforceable if challenged in court or before administrative bodies in the United States or abroad, which could harm Akoya’s business, financial condition and results of operations.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Akoya’s patents or patent applications (including licensed patents) may be challenged at the USPTO or foreign patent offices in opposition, derivation, reexamination, inter partes review, post-grant review, interference or other proceedings. Any successful third-party challenge to Akoya’s patents could result in the unenforceability or invalidity of such patents, in whole or in part, which may lead to increased competition to Akoya’s business, which could harm Akoya’s business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Akoya would lose at least part, and perhaps all, of the patent protection on certain aspects of Akoya’s products and platform technologies. In addition, if the breadth or strength of protection provided by Akoya’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Akoya to license, develop or commercialize current or future products.

Akoya may not be aware of all third-party intellectual property rights potentially relating to Akoya’s products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. Akoya might not have been the first to make the inventions covered by each of Akoya’s pending patent applications and Akoya might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, Akoya may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO or foreign patent offices that could result in substantial cost to it. The outcome of such proceedings is uncertain. No assurance can be given that third-party patent applications will not have priority over Akoya’s patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against Akoya’s patents, Akoya could experience significant costs and management distraction.

In addition, if Akoya initiates legal proceedings against a third-party to enforce a patent covering Akoya’s products, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Defenses of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Akoya’s business. Third parties may also raise claims challenging the validity or enforceability of Akoya’s patents before administrative bodies in the United States or abroad, even outside the context of litigation, including through re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to Akoya’s patents in such a way that they no longer cover Akoya’s products or technologies. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Akoya cannot be certain that there is no invalidating prior art, of which Akoya and the patent examiner were unaware during prosecution. If a defendant or other third-party were to prevail on a legal assertion of invalidity or unenforceability, Akoya would lose at least part, and perhaps all, of the patent protection on Akoya’s products and technology. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Akoya’s rights to develop and commercialize Akoya’s products and technologies are subject, in part, to the terms and conditions of licenses granted to Akoya by others.

Akoya has in-licensed certain intellectual property rights from third parties, including Stanford and the University of Washington, with respect to Akoya’s PhenoCycler platform, and Revvity, Cambridge Research and VisEn Medical Inc., with respect to Akoya’s PhenoImager platform, and Akoya may license intellectual property rights from others in the future. See the section titled “Business of Akoya — Licenses” for more information regarding such agreements. If, for any reason, Akoya’s license agreements are terminated or Akoya otherwise loses the rights associated with such licenses, it could adversely affect Akoya’s business. Akoya’s current and any future license agreements may impose various development, commercialization, funding, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us, as well as milestone, royalty, annual maintenance and other payment obligations. If Akoya breaches any material obligations, or use the intellectual property licensed to Akoya in an unauthorized manner, or if, in spite of its efforts, a collaborator or licensor concludes that Akoya has materially breached its obligations under such agreement, Akoya may be required to pay damages and the licensor may have the right to terminate the license, which could result in Akoya being unable to develop, manufacture and commercialize products that are covered by the licensed technology or having to negotiate new or reinstated licenses on less favorable terms, or enable a competitor or other third-party to gain access to the licensed technology.

Licensing of intellectual property is of high importance to Akoya’s business and involves complex legal, business and scientific issues. Disputes may arise between Akoya and Akoya’s licensors regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	Akoya’s compliance with reporting and financial obligations under Akoya’s license agreements;
●	whether and the extent to which Akoya’s products and technologies infringe on, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;
●	Akoya’s right to sublicense the applicable intellectual or proprietary rights to third parties;
●	Akoya’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its products and technologies, and what activities satisfy those diligence obligations;
●	Akoya’s right to transfer or assign the license;
●	the inventorship and/or ownership of patents, inventions, know-how and other intellectual property and proprietary rights resulting from activities performed by Akoya’s licensors, Akoya and Akoya’s partners; and
●	the priority of invention of patented technology.

These agreements may be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Akoya believes to be the scope of Akoya’s rights to the relevant intellectual property or technology, or increase what Akoya believes to be Akoya’s financial or other obligations under the relevant agreement. Moreover, if disputes over intellectual property that Akoya has licensed prevent or impair its ability to maintain its licensing arrangements on acceptable terms, Akoya may not be able to successfully develop and commercialize the affected product or potential products. In addition, certain of Akoya’s agreements may limit or delay Akoya’s ability to consummate certain transactions, may impact the value of those transactions, or may limit Akoya’s ability to pursue certain activities. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

If Akoya cannot acquire or license rights to use technologies on reasonable terms or at all, Akoya may not be able to commercialize Akoya’s current or any future products or technologies.

In the future, Akoya may identify third-party intellectual property and technology Akoya may need to license in order to engage in Akoya’s business, including to develop or commercialize new products or technologies, and the growth of Akoya’s business may depend in part on Akoya’s ability to acquire, in-license or use this technology. However, such licenses may not be available to Akoya on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third -party intellectual property rights that Akoya may consider attractive or necessary. These established companies may have a competitive advantage over Akoya due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive Akoya to be a competitor may be unwilling to assign or license rights to it. Even if such licenses are available, Akoya may be required to pay the licensor in return for the use of such licensor’s technology, including lump-sum payments, ongoing maintenance fees, payments based on certain milestones such as development and regulatory events and sales volumes, or royalties based on sales of Akoya’s platform. In addition, such licenses may be non-exclusive, which could give Akoya’s competitors and other third parties access to the same intellectual property licensed to it. Akoya may also need to acquire or negotiate licenses to patents or patent applications before or after introducing a commercial product. The acquisition and licensing of third-party patent and other intellectual property and proprietary rights is a competitive area, and other companies may also be pursuing strategies to acquire or license such rights that Akoya may consider attractive. Akoya’s business, financial condition, results of operations and prospects could be materially and adversely affected if Akoya is unable to enter into necessary agreements on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement, misappropriation or other violation by third parties, or if the acquired or licensed patents or other rights are found to be invalid or unenforceable. Moreover, Akoya could encounter delays in the introduction of products or services while Akoya attempts to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent Akoya from commercializing Akoya’s current and any future products and technologies. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Akoya has limited foreign intellectual property rights and Akoya may not be able to protect Akoya’s intellectual property rights throughout the world, which could harm Akoya’s business, financial condition and results of operations.

Akoya has limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on Akoya’s products, technologies, instruments and workflows in all countries throughout the world would be prohibitively expensive, and Akoya’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and Akoya may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, Akoya may not be able to prevent third parties from practicing Akoya’s inventions in some or all countries outside the United States, or from selling or importing products made using Akoya’s inventions in and into the United States or other jurisdictions. Competitors or other third parties may use Akoya’s technologies in jurisdictions where Akoya has not obtained patent protection to develop their own products and may also export infringing products to territories where Akoya has patent protection, but enforcement is not as strong as in the United States. These products may compete with Akoya’s products. Akoya’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property and proprietary protection, particularly those relating to life sciences, which could make it difficult for Akoya to stop the infringement, misappropriation or other violation of Akoya’s intellectual property rights including infringement of Akoya’s patents in such countries. Proceedings to enforce Akoya’s patent rights in foreign jurisdictions could result in substantial cost and divert Akoya’s efforts and attention from other aspects of Akoya’s business, could put Akoya’s patents at risk of being invalidated or interpreted narrowly and Akoya’s patent applications at risk of not issuing, and could provoke third parties to assert claims against it. Akoya may not prevail in any lawsuits that Akoya initiates, or that are initiated against it, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect Akoya’s ability to obtain adequate protection for Akoya’s products, services and other technologies and the enforcement of intellectual property. Accordingly, Akoya’s efforts to enforce Akoya’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Akoya develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Akoya is forced to grant a license to third parties with respect to any patents relevant to Akoya’s business, Akoya’s competitive position may be impaired, and Akoya’s business, financial condition and results of operations may be harmed.

If Akoya is unable to protect the confidentiality of its trade secrets, the value of Akoya’s technology could be materially adversely affected and its business could be harmed.

Akoya relies on trade secrets and confidentiality agreements to protect Akoya’s unpatented know-how, technology and other proprietary information, including parts of Akoya’s technology platforms and manufacturing processes, and to maintain Akoya’s competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on Akoya’s technology, Akoya seeks to protect its intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with Akoya’s employees, consultants, academic institutions, corporate partners and, when needed, its advisors. However, Akoya cannot be certain that such agreements have been entered into with all relevant parties. Akoya therefore cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors or other third parties will not otherwise gain access to Akoya’s trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose Akoya’s proprietary information, including its trade secrets, and Akoya may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for Akoya’s trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Akoya may not be able to prevent such unauthorized disclosure, which could adversely impact Akoya’s ability to establish or maintain a competitive advantage in the market. If Akoya is required to assert Akoya’s rights against such party, it could result in significant cost and distraction. Depending upon the parties involved in such a breach, the available remedies may not provide adequate compensation for the value of any proprietary information disclosed to a third-party.

Monitoring unauthorized disclosure is difficult, and Akoya does not know whether the steps Akoya has taken to prevent such disclosure are, or will be, adequate. If Akoya were to attempt to enforce a claim that a third-party had illegally obtained and was using Akoya’s trade secrets, it would be expensive and time -consuming, and the outcome would be unpredictable. In addition, the scope of protection for trade secrets outside the United States varies widely and may be significantly less than in the United States, and damages and other remedies available for improper disclosure of proprietary information can differ substantially from those in the United States, and in some jurisdictions may not be available at all.

Akoya also seeks to preserve the integrity and confidentiality of Akoya’s confidential proprietary information by maintaining physical security of its premises and physical and electronic security of its information technology systems, but it is possible that these security measures could be breached. If any of Akoya’s confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third-party, absent patent protection, Akoya would have no right to prevent such competitor from using that technology or information to compete with us, which could harm Akoya’s competitive position. If any of Akoya’s trade secrets were to be disclosed to or independently discovered by a competitor or other third-party, it could harm Akoya’s business, financial condition, results of operations and prospects.

Akoya may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed trade secrets or other confidential information of their former employers or other third parties or claims asserting ownership of what Akoya regard as its own intellectual property.

Akoya has employed and expects to employ individuals who were previously employed at universities or other companies, including its competitors or potential competitors. Although Akoya tries to ensure that its employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for the compamy, Akoya may be subject to claims that its employees, advisors, consultants or independent contractors have deliberately, inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that Akoya has improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If Akoya fails in defending such claims, in addition to paying monetary damages, Akoya may lose valuable intellectual property rights and face increased competition to its business. A loss of key research personnel work product could hamper or prevent Akoya’s ability to commercialize potential products, which could harm its business. Even if Akoya is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is Akoya’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, Akoya may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Akoya regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Akoya may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what Akoya regards as its intellectual property. Any of the foregoing could harm Akoya’s business, financial condition, results of operations and prospects.

Akoya may not be able to protect and enforce its trademarks and trade names, or build name recognition in its markets of interest thereby harming its competitive position.

The registered or unregistered trademarks or trade names that Akoya own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. Akoya may not be able to protect its rights in these trademarks and trade names, which Akoya needs in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to Akoya’s trademarks, thereby impeding Akoya’s ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if Akoya is not successful in challenging such rights, Akoya may not be able to use these trademarks to develop brand recognition of Akoya’s technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Akoya’s registered or unregistered trademarks or trade names. Further, Akoya may in the future be required to enter into agreements with owners of such third-party trade names or trademarks to avoid potential trademark litigation which may limit Akoya’s ability to use its trade names or trademarks in certain fields of business.

Akoya has not yet registered certain of Akoya’s trademarks in all of its potential markets, although Akoya has registered 14 trademarks in the United States as well as certain of Akoya’s trademarks outside of the United States. If Akoya applies to register these trademarks in other countries, and/or other trademarks in the United States and other countries, Akoya’s applications may not be allowed for registration in a timely fashion or at all; and further, Akoya’s registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings have been, or may in the future be, filed against Akoya’s trademark applications and registrations, and Akoya’s trademarks may not survive such proceedings. In addition, third parties may file first for Akoya’s trademarks in certain countries. If they succeed in registering such trademarks, and if Akoya is not successful in challenging such third-party rights, Akoya may not be able to use these trademarks to market Akoya’s products and technologies in those countries. If Akoya does not secure registrations for its trademarks, Akoya may encounter more difficulty in enforcing them against third parties than it otherwise would. If Akoya is unable to establish name recognition based on its trademarks and trade names, Akoya may not be able to compete effectively, which could harm its business, financial condition, results of operations and prospects. Over the long-term, if Akoya is unable to establish name recognition based on its trademarks, then its marketing abilities may be materially adversely impacted.

Akoya may be subject to claims challenging the ownership or inventorship of its patents and other intellectual property and, if unsuccessful in any of these proceedings, Akoya may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms, or at all, or to cease the development, manufacture and commercialization of one or more of its products.

Akoya or its licensors may be subject to claims that former employees, collaborators or other third parties have an interest in Akoya’s owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, Akoya or its licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing Akoya’s products.

Litigation may be necessary to defend against these and other claims challenging inventorship of Akoya’s or Akoya’s licensors’ owned or in-licensed patents, trade secrets or other intellectual property. If Akoya fails in defending any such claims, in addition to paying monetary damages, Akoya may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to Akoya’s systems, including Akoya’s software, workflows, consumables and reagent kits. If Akoya or its licensors were to lose exclusive ownership of such intellectual property, other owners may be able to license their rights to other third parties, including Akoya’s competitors. Akoya also may be required to obtain and maintain licenses from third parties, including parties involved in any such disputes. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive. If Akoya is unable to obtain and maintain such licenses, Akoya may need to cease the development, manufacture and commercialization of one or more of its products. The loss of exclusivity or the narrowing of Akoya’s patent claims could limit Akoya’s ability to stop others from using or commercializing similar or identical technology and products. Even if Akoya is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could harm Akoya’s business, financial condition, results of operations and prospects.

Akoya may become involved in litigation related to intellectual property, which could be time-intensive and costly and may adversely affect Akoya’s business, financial condition, results of operations and prospects, and may require Akoya to pay damages, or prevent Akoya from making its existing or future products.

In recent years, there has been significant litigation in the United States involving intellectual property rights. Akoya’s commercial success depends in part upon Akoya’s ability and that of its contract manufacturers and suppliers to manufacture, market, and sell its products and to use its proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. Akoya may in the future be involved in litigation or actions at the USPTO with various third parties that claim Akoya or its partners or customers using its solutions and services have infringed, misappropriated, misused or otherwise violated other parties’ intellectual property rights. Akoya expects that the number of such claims may increase as the number of its products, instruments, workflows, and the level of competition in its industry segments, grow. Any claim of infringement, misappropriation or other violation, regardless of its validity, could harm Akoya’s business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages and attorneys’ fees in circumstances where infringement of patent rights is deemed to be willful) or royalty payments, or result in potential or existing customers delaying purchases of Akoya’s products or entering into engagements with Akoya pending resolution of the dispute.

As Akoya moves into new markets and applications for Akoya’s platforms, incumbent participants in such markets may assert their patents and other intellectual property and proprietary rights against Akoya as a means of slowing Akoya’s entry into such markets or as a means to extract substantial license and royalty payments from it. Akoya’s competitors and others may now and, in the future, have significantly larger and more mature patent portfolios than Akoya currently has. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom Akoya’s own patents may provide little or no deterrence or protection. Therefore, Akoya’s commercial success may depend in part on its ability to avoid infringing, misappropriating or otherwise violating the patents or other intellectual property and proprietary rights of third parties, or Akoya’s ability to prove the invalidity or unenforceability of such rights.

Akoya’s research, development and commercialization activities may in the future be subject to claims that Akoya infringes, misappropriates or otherwise violates patents or other intellectual property or proprietary rights owned or controlled by third parties. There is a substantial amount of patent challenges and other litigation involving intellectual property and proprietary rights, both within and outside the United States, in the life sciences industry, including patent infringement lawsuits, interferences, inter partes review, ex parte review, and post-grant review proceedings before the USPTO and corresponding proceedings (such as oppositions) in foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which Akoya is developing products. As the life sciences industry expands and more patents are issued, the risk increases that Akoya’s products may be subject to claims of infringement of the patent rights of third parties. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in Akoya’s existing and targeted markets, and one or more third parties may assert that Akoya’s products or services infringe, misappropriate or otherwise violate their intellectual property or proprietary rights as part of a business strategy to impede Akoya’s successful entry into or growth in those markets.

Third parties may assert that Akoya is employing their proprietary technology without authorization. In addition, Akoya may in the future receive correspondence from third parties referring to the relevance of such third parties’ intellectual property to its technology, its workflows or its advanced automated systems.

Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that Akoya’s current or future products and services may be accused of infringing. In addition, Akoya expects its competitors and other third parties may have patents or other intellectual property rights or may in the future obtain patents or other intellectual property rights and allege that making, having made, using, selling, offering to sell or importing Akoya’s platforms, or the systems, workflows, consumables and reagent kits that comprise Akoya’s platforms, infringe, misappropriate or otherwise violate these patents and other intellectual property rights. Pending patent applications that may or may not have been published can, subject to certain limitations, be later amended in a manner that may be alleged to cover Akoya’s platforms, including its products, instruments and workflows. Future patent applications that are related to currently pending patent applications filed by third parties may also be alleged to cover Akoya’s products, instruments and workflows.

Under the applicable laws of various jurisdictions, the scope of a patent claim is determined by a variety of factors which can include, but are not limited to, an interpretation of statutes, decisions of courts of competent jurisdiction, the written disclosure in a patent, the patent’s prosecution history, and an understanding of the scope of knowledge available to a person of ordinary skill in the particular art to which the patent claim pertains at the earliest effective priority date of the patent claim. These various factors can be weighed differently in different jurisdictions, and some may not be taken into account at all. Akoya’s interpretation of the meaning or the scope of one or more claims of an issued patent or a pending application may be incorrect, which may negatively impact Akoya’s ability to market its products. Akoya may incorrectly determine that its products are not covered by third-party patent claims or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Akoya’s determination of the expiration date of any patent in the United States or abroad that Akoya considers relevant may be incorrect, which may negatively impact Akoya’s ability to develop and market its products. In order to successfully challenge the validity of a U.S. patent in federal court, Akoya would need to overcome a presumption of validity. As this burden is a high one requiring Akoya to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

Even if Akoya believes third-party intellectual property claims are without merit, there can be no assurance that Akoya will prevail in any suit initiated against Akoya by third parties, successfully reach a settlement, or otherwise resolve patent or other intellectual property-related claims. Third parties making claims against Akoya may be able to obtain injunctive or other relief, which could block its ability to develop, commercialize and sell products or services, import or export products, components, reagents and other articles, and could result in the award of substantial damages against Akoya, including treble damages and attorney’s fees if Akoya was found to have willfully infringed a patent. In the event of a successful claim of infringement, misappropriation or other violation against us, Akoya may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. Akoya may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in Akoya’s competitors or other third parties gaining access to the same intellectual property. In addition, Akoya could encounter delays and incur significant costs in product or service introductions while Akoya attempts to develop alternative products or services or redesign Akoya’s products or services in order to avoid infringing, misappropriating or otherwise violating third-party patents or other intellectual property and proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses or to develop a workaround could prevent Akoya from commercializing Akoya’s products and technologies, and the prohibition of sale or the threat of the prohibition of sale of any of Akoya’s products or technologies could materially affect its business and its ability to gain market acceptance for its products and technologies.

In addition, Akoya’s agreements with some of its customers, suppliers or other entities with whom Akoya does business require Akoya to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. Akoya could also voluntarily agree to defend or indemnify third parties in instances where Akoya is not obligated to do so if Akoya determines it would be important to its business relationships. If Akoya is required or agree to defend or indemnify third parties in connection with any infringement claims, Akoya could incur significant costs and expenses. Any of the foregoing could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Intellectual property litigation could cause Akoya to spend substantial resources, distract Akoya’s personnel from their normal responsibilities and result in negative publicity and other harms.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in Akoya’s favor, may cause Akoya to incur substantial costs and divert the attention of Akoya’s management and technical personnel from their normal responsibilities in defending against any of these claims. Parties making claims against Akoya may be able to sustain the costs of complex patent litigation more effectively than Akoya can because they have substantially greater resources. Such litigation or proceedings could substantially increase Akoya’s operating costs and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Akoya may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Akoya’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Akoya can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm Akoya’s ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Akoya’s confidential information could be compromised by disclosure during this type of litigation. There also could be public announcements of the results of hearings, motions, or other interim proceedings or developments involving Akoya or any of Akoya’s competitors, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Akoya Common Stock. Any of the foregoing could harm Akoya’s business, financial condition, results of operations and prospects.

Akoya may become involved in lawsuits to protect or enforce Akoya’s intellectual property, which could be expensive, time-consuming and unsuccessful.

Third parties, including Akoya’s competitors, could infringe, misappropriate or otherwise violate Akoya’s intellectual property and proprietary rights. Monitoring unauthorized use of Akoya’s intellectual property is difficult and costly. From time to time, Akoya seeks to analyze its competitors’ products and services, and may in the future seek to enforce Akoya’s rights against potential infringement, misappropriation or violation of Akoya’s intellectual property. However, the steps Akoya has taken to protect Akoya’s proprietary rights may not be adequate to enforce its rights as against such infringement, misappropriation or other violation of its intellectual property. Akoya may not be able to detect unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Any inability to meaningfully enforce Akoya’s intellectual property rights could harm Akoya’s ability to compete and reduce demand for its products and services.

Litigation may be necessary for Akoya to enforce its patent and other proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. Akoya is not currently engaged in any lawsuits based upon allegations of infringement, misappropriation or other violation of intellectual property or proprietary rights. If Akoya becomes engaged in litigation related to intellectual property rights and Akoya does not prevail in such legal proceedings, Akoya may be required to pay damages and Akoya may lose significant intellectual property protection for its products or services, such that competitors could copy Akoya’s products or services. Any litigation that may be necessary in the future could result in substantial costs and diversions of resources and could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects. In any lawsuit Akoya brings to enforce its intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that Akoya’s intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that Akoya’s intellectual property is invalid or unenforceable and the courts may agree, in which case Akoya could lose valuable intellectual property rights. The outcome in any such lawsuits is unpredictable. Even if Akoya does prevail in any future litigation related to intellectual property rights, the cost and time requirements of the litigation could negatively impact Akoya’s financial results.

Obtaining and maintaining Akoya’s patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and Akoya’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of Akoya’s patents and/or applications. Akoya has systems in place to remind Akoya to pay these fees, and Akoya engages an outside service and rely on Akoya’s outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies also require compliance with a number of procedural, documentary and other similar provisions during the patent application process. Akoya employs reputable law firms and other professionals to help Akoya comply, but Akoya also may be dependent on Akoya’s licensors to take the necessary action to comply with these requirements with respect to Akoya’s licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Akoya’s competitors and other third parties may be able to enter the market without infringing Akoya’s patents, which could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect Akoya’s competitive position on Akoya’s products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest claimed priority date. Modifications to this lifetime may occur, but the life of a patent, and the protection it affords, is limited. Even if patents covering Akoya’s products are obtained, once the patent term has expired, Akoya may be open to competition from competitive products. If one of Akoya’s products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, Akoya’s owned and licensed patent portfolio may not provide Akoya with sufficient rights to exclude others from commercializing products similar or identical to Akoya’s within a commercially meaningful window.

Akoya’s use of “open source” software could adversely affect Akoya’s ability to offer its products and technologies and subject Akoya to possible litigation.

Akoya uses open source software in connection with its products and technologies. Companies that incorporate open source software into their technologies have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, Akoya could be subject to suits by parties claiming ownership of what Akoya believes to be open source software or claiming non-compliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While Akoya monitors its use of open source software and tries to ensure that none is used in a manner that would require Akoya to disclose Akoya’s internally developed source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software which, thus, may contain security vulnerabilities or infringing or broken code. Any requirement to publicly disclose Akoya’s internally developed source code or pay damages for breach of contract could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects and could help Akoya’s competitors develop products and technologies that are similar to or better than Akoya’s.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Akoya’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Akoya’s business or permit Akoya to maintain Akoya’s competitive advantage. For example:

●	others may be able to make products and technologies that are similar to any products and technologies Akoya may develop but that are not covered by the claims of the patents that Akoya owns or licenses;
●	Akoya, or its current or future license partners or collaborators, might not have been the first to make the inventions covered by its owned or licensed issued patents or pending patent applications;

●	Akoya, or its current or future license partners or collaborators, might not have been the first to file patent applications covering certain of its or their inventions;
●	others may independently develop similar or alternative technologies or duplicate any of Akoya’s technologies without infringing its owned or licensed intellectual property rights;
●	it is possible that Akoya’s current and future owned or licensed pending patent applications will not lead to issued patents;
●	it is possible that there are prior public disclosures that could invalidate Akoya’s issued patents, or parts of its issued patents;
●	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering Akoya’s potential products or technology similar to Akoya’s;
●	the claims of Akoya’s patent applications, if and when issued, may not cover Akoya’s products or technologies;
●	the laws of foreign countries may not protect Akoya’s proprietary rights or the proprietary rights of license partners or current or future collaborators to the same extent as the laws of the United States;
●	the inventors of Akoya’s patent applications may become involved with competitors, develop products or processes that design around Akoya’s patents, or become hostile to Akoya or the patents or patent applications on which they are named as inventors;
●	Akoya engages in scientific collaborations and will continue to do so in the future, and Akoya’s collaborators may develop adjacent or competing products that are outside the scope of Akoya’s patents;
●	any products or technologies Akoya develop may be covered by third parties’ patents or other exclusive rights;
●	issued patents that Akoya hold rights to may be held invalid or unenforceable, including as a result of legal challenges by Akoya’s competitors;
●	Akoya’s competitors might conduct research and development activities in countries where Akoya does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Akoya’s major commercial markets;
●	Akoya may not develop additional proprietary technologies that are patentable;
●	the patents of others may harm Akoya’s business; and
●	Akoya may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on Akoya’s business, financial condition, results of operations and prospects.

Risks Related to Ownership of Akoya Common Stock

The market price of Akoya Common Stock has been and is likely to continue to be volatile, and you may be unable to sell the Akoya Common Stock at or above the price at which you purchased them.

The market price of Akoya Common Stock is highly volatile and may fluctuate substantially due to many factors, including:

●	actual or anticipated fluctuations in Akoya’s financial condition and operating results, including fluctuations in Akoya’s quarterly and annual results;
●	the introduction of new products, product enhancements or services by Akoya or others in Akoya’s industry;

●	variances in Akoya’s product and system reliability;
●	overall conditions in Akoya’s industry and the markets in which Akoya operates;
●	disputes or other developments with respect to Akoya’s or others’ intellectual property or proprietary rights;
●	actual or anticipated changes in Akoya’s operating results or growth rate as a result of its competitors’ operating results;
●	Akoya’s ability to develop, obtain any required regulatory clearance or approval for, and market new and enhanced products on a timely basis;
●	fluctuations in the valuation of companies perceived by investors to be comparable to Akoya;
●	product liability claims or other litigation;
●	announcement or expectation of additional financing effort or other material news, including announcements regarding a merger, acquisition or other change in control of us, such as Akoya’s proposed merger with Quanterix;
●	sales of Akoya Common Stock by Akoya or Akoya stockholders;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of Akoya’s shares;
●	media exposure of Akoya’s products or of those of others in its industry;
●	changes in applicable governmental regulations or in the status of Akoya’s regulatory approvals or applications;
●	changes in earnings estimates or recommendations by securities analysts; and
●	general market conditions and other factors, including factors unrelated to Akoya’s operating performance or the operating performance of Akoya’s competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of Akoya Common Stock, regardless of Akoya’s actual operating performance. As a result, you may not realize any return on you investment in Akoya and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against Akoya following volatility in Akoya’s stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt Akoya’s financial condition and operating results and divert management’s attention and resources from Akoya’s business.

Securities analysts may not publish favorable research or reports about Akoya’s business or may publish no information at all, which could cause Akoya’s stock price or trading volume to decline.

The trading market for Akoya Common Stock is influenced to some extent by the research and reports that industry or financial analysts publish about Akoya and its business. Akoya does not control these analysts. Because Akoya became a public company relatively recently, Akoya may be slow to attract research coverage and the analysts who publish information about Akoya Common Stock may have had relatively little experience with Akoya or its industry, which could affect their ability to accurately forecast Akoya’s results and could make it more likely that Akoya fails to meet their estimates. If any of the analysts who cover Akoya provide inaccurate or unfavorable research or issue an adverse opinion regarding Akoya’s stock price, Akoya’s stock price could decline. If one or more of these analysts cease coverage of Akoya or fail to publish reports covering Akoya regularly, Akoya could lose visibility in the market, which in turn could cause Akoya’s stock price or trading volume to decline.

Akoya is an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to “emerging growth companies” and “smaller reporting companies” may make Akoya Common Stock less attractive to investors.

Akoya is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”), and Akoya may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while Akoya is an “emerging growth company,” Akoya will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; Akoya will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; Akoya will be subject to reduced disclosure obligations regarding executive compensation in Akoya’s periodic reports and proxy statements; and Akoya will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Akoya has elected to avail itself of this extended transition period and, as a result, Akoya will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Akoya may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of Akoya’s initial public offering, though Akoya may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) Akoya has more than $1.235 billion in annual revenue in any fiscal year, (ii) the date on which Akoya is deemed to be a large accelerated filer under the rules of the SEC or (iii) Akoya issues more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are subject to interpretations and guidance by the SEC and other regulatory agencies, and Akoya cannot assure you that Akoya will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find Akoya Common Stock less attractive to the extent Akoya relies on the exemptions and relief granted by the JOBS Act. If some investors find Akoya Common Stock less attractive as a result, there may be a less active trading market for Akoya Common Stock and Akoya’s stock price may decline or become more volatile.

Akoya is also a “smaller reporting company,” meaning that the market value of Akoya’s stock held by non-affiliates is less than $700 million as of the last trading day of Akoya’s second quarter and Akoya’s annual revenue is less than $100 million during the most recently completed fiscal year. Akoya may continue to be a smaller reporting company if either (i) the market value of Akoya’s stock held by non-affiliates is less than $250 million or (ii) Akoya’s annual revenue is less than $100 million during the most recently completed fiscal year and the market value of Akoya’s stock held by non-affiliates is less than $700 million. If Akoya is a smaller reporting company at the time Akoya ceases to be an emerging growth company, Akoya may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company Akoya may choose to present only the two most recent fiscal years of audited financial statements in this proxy statement/prospectus and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

If Akoya’s estimates or judgments relating to Akoya’s critical accounting policies are based on assumptions that change or prove to be incorrect, Akoya’s operating results could fall below Akoya’s publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of Akoya Common Stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in Akoya’s consolidated financial statements and accompanying notes. Akoya bases Akoya’s estimates on historical experience and on various other assumptions that Akoya believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If Akoya’s assumptions change or if actual circumstances differ from its assumptions, Akoya’s operating results may be adversely affected and could fall below Akoya’s publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of Akoya Common Stock.

Future sales and issuances of Akoya Common Stock or rights to purchase Akoya Common Stock, including pursuant to Akoya’s equity incentive plans, or other equity securities or securities convertible into Akoya Common Stock, could result in additional dilution of the percentage ownership of Akoya stockholders and could cause the stock price of Akoya Common Stock to decline.

In the future, Akoya may sell Akoya Common Stock, other series of common stock, convertible securities, or other equity securities, including preferred securities, in one or more transactions at prices and in a manner Akoya determines from time to time. Akoya also expects to continue to issue Akoya Common Stock to employees, consultants, and directors pursuant to Akoya’s equity incentive plans. If Akoya sells Akoya Common Stock, other series of common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, stockholders may be materially diluted. New investors in subsequent transactions could gain rights, preferences, and privileges senior to those of holders of Akoya Common Stock.

Akoya does not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in Akoya Common Stock will likely depend on whether the price of Akoya Common Stock increases.

Akoya has not and does not intend to pay any dividends on Akoya Common Stock in the foreseeable future. Akoya anticipates that Akoya will retain all of Akoya’s future earnings for use in the operation and growth of Akoya’s business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Akoya Board. Accordingly, stockholders must rely on sales of their Akoya Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Furthermore, the Akoya Existing Loan Documents contain negative covenants that limit Akoya’s ability to pay dividends. For more information, see the section titled “Akoya Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Akoya’s directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of Akoya’s other stockholders.

Akoya’s officers, directors and principal stockholders each holding more than 10% of Akoya Common Stock, collectively control approximately 46.4% of outstanding Akoya Common Stock as of May 1, 2025. As a result, these stockholders, if acting together, have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of Akoya’s organizational documents, any merger, consolidation or sale of all or substantially all of Akoya’s assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. See the section titled “Interests of Akoya Directors and Executive Officers in the Merger.” In connection with the execution of the Merger Agreement and the Original Merger Agreement, as the case may be, Quanterix entered into the Akoya Voting Agreements with certain stockholders of Akoya (including Akoya’s directors and executive officers, in their capacity as stockholders of Akoya) and the Lock-Up Agreements with certain stockholders of Akoya. The Akoya Voting Agreements require, among other things, that the signatories thereto vote all of their shares of Akoya Common Stock in favor of the Merger Proposal and the other transactions contemplated by the Merger Agreement. The Lock-Up Agreements require, among other things, and subject to certain customary exceptions, that the signatories thereto agree to certain restrictions on transfer of shares of Quanterix Common Stock for a specified period of time. See the section titled “Related Agreements.” The significant concentration of stock ownership may adversely affect the trading price of Akoya Common Stock due to investors’ perception that conflicts of interest may exist or arise.

As a public company, Akoya is required to assess Akoya’s internal control over financial reporting on an annual basis, and any future adverse results from such assessment could result in a loss of investor confidence in Akoya’s financial reports and have an adverse effect on Akoya’s stock price.

As a public company, Akoya is required to comply with certain of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, regarding internal control over financial reporting, including a report of management on Akoya’s internal controls over financial reporting in their annual reports on Form 10-K.

For as long as Akoya remains a smaller reporting company with less than $100 million in annual revenues, Akoya is exempt from the requirement that Akoya’s independent registered public accounting firm provide an attestation on the effectiveness of Akoya’s internal control over financial reporting. If Akoya’s internal control over financial reporting or Akoya’s related disclosure controls and procedures are not effective, Akoya may not be able to accurately report Akoya’s financial results or file Akoya’s periodic reports in a timely manner, which may cause investors to lose confidence in Akoya’s reported financial information and may lead to a decline in Akoya’s stock price.

The failure to successfully implement and maintain accounting systems could materially adversely impact Akoya’s business, results of operations, and financial condition.

If Akoya’s revenue and other accounting or tax systems do not operate as intended or do not scale with anticipated growth in Akoya’s business, the effectiveness of Akoya’s internal control over financial reporting could be adversely affected. Any failure to develop, implement, or maintain effective internal controls related to Akoya’s revenue and other accounting or tax systems and associated reporting could materially adversely affect Akoya’s business, results of operations, and financial condition or cause Akoya to fail to meet Akoya’s reporting obligations. In addition, if Akoya experiences interruptions in service or operational difficulties with Akoya’s revenue and other accounting or tax systems, Akoya’s business, results of operations, and financial condition could be materially adversely affected.

Akoya’s results of operations and financial condition could be materially adversely affected by changes in accounting principles.

The accounting for Akoya’s business is subject to change based on the evolution of Akoya’s business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations, of accounting and financial reporting requirements of the SEC or other regulatory agencies. Adoption of a change in accounting principles or interpretations could have a significant effect on Akoya’s reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect Akoya’s results of operations and financial condition and could require significant investment in systems and personnel.

Provisions in Akoya’s corporate charter documents and under Delaware law could make an acquisition of it more difficult and may prevent attempts by Akoya stockholders to replace or remove Akoya’s current management.

Provisions in Akoya’s amended and restated certificate of incorporation and Akoya’s amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of Akoya that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of Akoya Common Stock, thereby depressing the market price of Akoya Common Stock. In addition, these provisions may frustrate or prevent any attempts by Akoya stockholders to replace or remove Akoya’s current management by making it more difficult for stockholders to replace members of the Akoya Board. Because the Akoya Board is responsible for appointing the members of Akoya’s management team, these provisions could in turn affect any attempt by Akoya stockholders to replace current members of Akoya’s management team. Among others, these provisions include that:

●	the Akoya Board has the right to expand the size of the Akoya Board and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Akoya Board;
●	the Akoya Board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of the Akoya Board;
●	Akoya stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of Akoya stockholders;
●	a special meeting of stockholders may be called only by the chair of the Akoya Board, the chief executive officer, or a majority of the Akoya Board, which may delay the ability of Akoya stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	Akoya’s amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	the Akoya Board may alter Akoya’s bylaws without obtaining stockholder approval;
●	the required approval of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock to adopt, amend or repeal Akoya’s bylaws or repeal the provisions of Akoya’s amended and restated certificate of incorporation regarding the election and removal of directors;

●	stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the Akoya Board or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of Akoya; and
●	the Akoya Board is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror.

Moreover, because Akoya is incorporated in Delaware, Akoya is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of Akoya’s outstanding voting stock from merging or combining with Akoya for a period of three years after the date of the transaction in which the person acquired in excess of 15% of Akoya’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Claims for indemnification by Akoya’s directors and officers may reduce Akoya’s available funds to satisfy successful third-party claims against Akoya and may reduce the amount of money available to it.

Akoya’s amended and restated certificate of incorporation and amended and restated bylaws provide that Akoya will indemnify Akoya’s directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, Akoya’s amended and restated bylaws and Akoya’s indemnification agreements that Akoya has entered into with Akoya’s directors and officers provide that:

●	Akoya will indemnify Akoya’s directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;
●	Akoya may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;
●	Akoya is required to advance expenses, as incurred, to Akoya’s directors and officers in connection with defending a proceeding, except that such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;
●	the rights conferred in Akoya’s amended and restated bylaws are not exclusive, and Akoya is authorized to enter into indemnification agreements with Akoya’s directors, officers, employees and agents and to obtain insurance to indemnify such persons;
●	Akoya is required to purchase a pre-paid “tail policy” indemnifying Akoya’s directors and officers for a period of six years following a change in control; and
●	Akoya may not retroactively amend Akoya’s amended and restated bylaw provisions to reduce Akoya’s indemnification obligations to directors, officers, employees, and agents.

While Akoya has procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to Akoya in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify Akoya for all liability that may be imposed.

Akoya’s amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between Akoya and Akoya stockholders, which could limit Akoya stockholders’ ability to obtain a favorable judicial forum for disputes with Akoya or Akoya’s directors, officers or employees.

Akoya’s amended and restated certificate of incorporation specifies that, unless Akoya consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against Akoya by stockholders; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Akoya’s amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against Akoya or any of Akoya’s directors, officers, employees or agents and arising under the Securities Act. Akoya believes these provisions may benefit Akoya by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against Akoya’s directors and officers. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in Akoya’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, Akoya may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect Akoya’s business.

Akoya’s ability to use its net operating losses and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. Akoya may have experienced at least one ownership change in the past, and Akoya may experience ownership changes in the future as a result of shifts in Akoya’s stock ownership (some of which shifts are outside Akoya’s control). As a result, if Akoya earns net taxable income, Akoya’s ability to use Akoya’s pre-change NOL carryforwards to offset such taxable income will be subject to limitations. Similar provisions of state tax law may also apply to limit Akoya’s use of accumulated state tax attributes. As a result, even if Akoya attains profitability, Akoya may be unable to use a material portion of Akoya’s NOL carryforwards and other tax attributes, which could adversely affect Akoya’s future cash flows.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The registration statement on Form S-4 of which this proxy statement/prospectus forms a part, the documents that Quanterix and Akoya refer you to in the registration statement and oral statements made or to be made by Quanterix and Akoya include certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include projections, including with respect to the anticipated benefits of the Merger as well as statements regarding the impact of the Merger on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the Merger and the Closing Date for the Merger.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Quanterix’s and Akoya’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Quanterix’s and Akoya’s control. Quanterix’s, Akoya’s and the Combined Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (i) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the Merger on the anticipated terms and timetable, (ii) the inability to complete the Merger due to the failure to obtain the approval of Akoya stockholders or to satisfy any other condition to closing in a timely manner or at all, (iii) the outcome of any legal proceedings that may be instituted against Quanterix or Akoya, (iv) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the ability of the Combined Company to maintain relationships with its customers, payers and providers and retain its management and key employees, (v) the ability of the Combined Company to achieve the synergies contemplated by the Merger or such synergies taking longer to realize than expected, (vi) costs related to the Merger, including the possibility that the Merger may be more expensive to complete than anticipated, (vii) the ability of the Combined Company to execute successfully its strategic plans, (viii) the ability of the Combined Company to promptly and effectively integrate the Quanterix and Akoya businesses, (ix) the diversion of management’s time and attention from ordinary course business operations to completion of the Merger and integration matters, (x) changes in Quanterix’s share price before the closing of the Merger, (xi) risks relating to the potential dilutive effect of shares of Quanterix Common Stock to be issued in the Merger, and (xii) the risks, uncertainties and assumptions described in the section titled “Risk Factors,” along with other factors that may affect future results of Quanterix, Akoya and the Combined Company. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere.

It should also be noted that prospective financial information for the combined businesses of Quanterix and Akoya is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This prospective financial information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective financial information is indicative of the future performance of the Combined Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Akoya and Quanterix.

Any forward-looking statement included in this proxy statement/prospectus is based only on information currently available to Quanterix and Akoya and speaks only as of the date hereof. Except as required by law, Quanterix and Akoya undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Quanterix’s and Akoya’s forward-looking statements.

THE PARTIES TO THE MERGER

Quanterix Corporation

Quanterix is a life sciences company that develops and commercializes next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. Quanterix’s platforms are based on its proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of Quanterix’s Simoa platforms to detect proteins in the femtomolar range enables the development of novel therapies and diagnostics and has the potential to identify early-stage disease markers before symptoms appear to facilitate a paradigm shift in healthcare from an emphasis on later-stage treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention. Quanterix’s Simoa platforms have achieved significant commercial adoption with an installed base of over 1,000 instruments, and scientific validation with citations in more than 3,200 scientific publications in areas of high unmet medical need and research interest such as neurology, oncology and immunology, and inflammation.

The principal business address of Quanterix is 900 Middlesex Turnpike, Billerica, MA 01821, and its telephone number is (617) 301-9400.

Akoya Biosciences, Inc.

Akoya is an innovative life sciences technology company delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Akoya’s mission is to bring context to the world of biology and human health through the power of spatial phenotyping. Spatial phenotyping refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Through Akoya’s PhenoCycler® (formerly CODEX) and PhenoImager® (formerly Phenoptics) platforms, reagents, software, and services, they offer end-to-end solutions to perform tissue analysis and spatial phenotyping across the full continuum from discovery through translational and clinical research and diagnostics.

The principal business address of Akoya is 100 Campus Drive, 6th Floor, Marlborough, MA 01752, and its telephone number is (855) 896-8401.

Wellfleet Merger Sub, Inc.

Merger Sub was formed by Quanterix for the sole purpose of effecting the Merger. Merger Sub has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Akoya, with Akoya continuing as the Surviving Corporation and as a wholly owned subsidiary of Quanterix, and the separate existence of Merger Sub will cease.

The principal executive office of Merger Sub is located at 900 Middlesex Turnpike, Billerica, MA 01821, and its telephone number is (617) 301-9400.

BUSINESS OF QUANTERIX

Overview

Quanterix is a life sciences company that develops and commercializes next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. Quanterix’s platforms are based on its proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of Quanterix’s Simoa platforms to detect proteins in the femtomolar range enables the development of novel therapies and diagnostics and has the potential to identify early-stage disease markers before symptoms appear to facilitate a paradigm shift in healthcare from an emphasis on later-stage treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention. Quanterix’s Simoa platforms have achieved significant commercial adoption with an installed base of over 1,000 instruments, and scientific validation with citations in more than 3,400 scientific publications in areas of high unmet medical need and research interest such as neurology, oncology and immunology, and inflammation.

Quanterix sells its proprietary instruments and related consumables worldwide to research laboratories, CROs, academic institutions and bio-pharmaceutical companies. In addition, Quanterix provides assay development and sample testing services, including four LDTs, using its proprietary technology through its CLIA-certified Accelerator Laboratory located in Billerica, Massachusetts.

Recent Developments

Acquisition of Emission, Inc.

On January 8, 2025, Quanterix acquired all of the issued and outstanding shares of capital stock of Emission, Inc. (“Emission”) for an upfront payment of $10.0 million, with an additional $10.0 million payable upon completion of certain technical milestones. Additionally, the shareholders of Emission (collectively, the “Emission Shareholders”) may receive up to an additional $50.0 million in earnout payments through December 31, 2029, contingent upon the achievement of certain performance milestones. Emission is based in Georgetown, Texas and manufactures large-scale, highly-uniform dye-encapsulating magnetic beads designed for low and mid-plex assays and a mid-plex platform that reads its proprietary beads. In connection with the closing, the parties entered into a call option agreement (the “Option Agreement”), pursuant to which the Emission Shareholders have the right to repurchase all of the outstanding capital stock of Emission for $10.0 million after five years if Emission’s revenues do not exceed $5.0 million in any one year during such five-year period. If the Emission Shareholders exercise the right to repurchase Emission under the Option Agreement and consummate the repurchase, we will retain a perpetual, fully-paid, irrevocable license to all Emission intellectual property required to continue to manufacture and commercialize our products. The acquisition of Emission allows us to secure the supply of highly controlled beads for use in our next generation Simoa ONE instrument that we expect to launch by the end of 2025. It also allows us to develop a new multi-plex segment targeting third-party OEM customers for these beads, which we have branded as Nova Beads.

Agreement to Acquire Akoya Biosciences, Inc.

On January 9, 2025, Quanterix entered into the Original Merger Agreement to acquire Akoya, a life sciences technology company delivering spatial biology solutions through the power of spatial phenotyping. On April 28, 2025, Quanterix, Akoya and Merger Sub entered into the Merger Agreement, which amended and restated, and superseded, the Original Merger Agreement. Spatial phenotyping refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Akoya commercializes proprietary instrument platforms, reagents, software, and services that offer end-to-end solutions to perform tissue analysis and spatial phenotyping from discovery through translational and clinical research and diagnostics.

Industry Background

Proteins are versatile macromolecules that serve critical functions in nearly all biological processes. Proteins are analytes that are highly relevant physiologically, providing real-time pictures of disease, and researchers and clinicians rely extensively on protein biomarkers for use in research and as clinical and diagnostic tools. However, normal physiological levels of many proteins are not detectable in easily accessible blood samples using conventional, analog immunoassay technologies, and many of these technologies can only detect proteins once they have reached levels that reflect more advanced disease or injury. For many other low abundance proteins, these technologies cannot detect proteins even at disease- or injury-elevated levels.

ELISA technology has been the most widely used method of sensitive detection of proteins for more than 50 years. In simple terms, ELISA involves using a plate coated with an antibody that binds to the target molecule. If the target is present in the sample, it attaches to the plate via the antibody. Then, a second molecule, often an enzyme-linked antibody, is added, binding to the target. The enzyme produces a detectable signal (like fluorescence or a color change) when a specific substrate is added, indicating the presence and quantity of the target molecule in the sample. Although ELISA is widely used in medical diagnostics and research, it has very significant limitations, including limited sensitivity and narrow dynamic range (i.e., the range of concentration of proteins being detected). Efforts to increase the sensitivity of conventional ELISA have had limited success due to procedural complexity and length.

Quanterix’s Simoa Technology

Quanterix’s Simoa bead-based and planar array technologies are based on traditional ELISA technology but significantly advance conventional ELISA technology and are capable of substantially greater protein detection sensitivity. Quanterix believes that its Simoa platforms are among the most sensitive commercially available multiplex protein detection platforms.

Simoa Bead-Based Technology

Simoa bead-based digital immunoassays utilize the basic principles of conventional bead-based sandwich ELISA. However, unlike ELISA, which runs the enzyme-substrate reaction on all molecules in one well, Simoa bead-based reactions are run on individual molecules in tiny microwells, 40 trillionths of a milliliter, that are 2.5 billion times smaller than traditional ELISA wells. In traditional analog ELISA measurements, the detected signal increases in intensity as the concentration of a sample increases. In Simoa bead-based digital technology measurements, however, the detected signal relies on a binary signal/no signal readout, enabling single molecule detection, and analytical sensitivity in the femtomolar range compared with nanomolar and picomolar levels of detection in conventional ELISA.

Simoa Planar Array Technology

Simoa planar array immunoassays utilize the basic principles of conventional microplate-based sandwich ELISA. However, unlike ELISA, which runs the enzyme-substrate reaction on all molecules coating the entire bottom surface in one well, Simoa planar array reactions are run on spatially segregated micro-spots within the bottom of microtiter plate wells that concentrate the signal to a surface area 1,000 times smaller than a traditional ELISA. The small spot size and spatial segregation of each spot enables multiplexing up to 12 different assays within a single sample well.

Quanterix’s Strategy

Quanterix’s commercial strategy is based on three core growth vectors: (i) Grow menu; (ii) Expand into adjacencies; and (iii) Translate into diagnostics. Quanterix’s plans to achieve this GET strategy include:

●	Growing through rapid internal menu expansion. In August 2022, Quanterix initiated an assay redevelopment program with the objective of improving its ability to manufacture and deliver high-quality assays at scale. This program was substantially completed in the fourth quarter of 2023, and in 2024, Quanterix launched 20 new assays that were developed using improved protocols, manufacturing efficiencies and reagent improvements to provide more consistent results and improved lot-to-lot consistency. Following the assay redevelopment program, assay development time has been reduced from more than 18 months to less than six months.
●	Continuing to grow its leadership position in the measurement of neuro-based biomarkers. Quanterix intends to leverage the growing importance of neurological biomarkers to advance the development of therapeutics and diagnostics for neurodegenerative conditions, including Alzheimer’s disease. The importance of neurological biomarkers, such as NfL, p-Tau 181, p-Tau 217 and glial fibrillary acidic protein (“GFAP”), has increased significantly in recent years, and Quanterix’s ultra-sensitive Simoa platforms have allowed research of neurological disorders, previously limited primarily to CSF, to expand significantly.
●	Growing menu through strategic acquisitions. Quanterix intends to strategically acquire businesses and technologies to grow its operations and strengthen its market position, as evidenced by its recent acquisition of Emission, Inc. (“Emission)

and its execution of the Merger Agreement. Quanterix expects that acquisitions may continue to be an important part of its strategy to increase scale, and it intends to strategically pursue acquisitions to expand product menu, add technologies, and/or provide access to complementary or strategic growth areas.
●	Expanding further into indications beyond neurology. Although Quanterix intends to continue to extend its leadership position in measuring neuro-based biomarkers, the ability of its Simoa technology to detect and quantify low abundance proteins with exquisite sensitivity is a distinct advantage in detecting disease earlier in other indications, in particular oncology and immunology. There are over 950 scientific publications that reference Simoa technologies in non-neurology indications. Quanterix has announced its intent to launch Simoa ONE, a new instrument, by the end of 2025. Simoa ONE is expected to enable up to a 10-fold increase in sensitivity over current Simoa platforms and to allow a substantial increase in plexing and specificity. The Simoa ONE is also expected to have a simple and efficient workflow. Quanterix expects these attributes to be particularly attractive to researchers and clinicians in oncology and immunology. In addition, many cancers begin in tissue before they move and migrate to blood. With the proposed acquisition of Akoya, Quanterix believes it will be able to combine Akoya’s biomarker detection capability in tissue with Quanterix’s ultra-sensitive biomarker detection in blood to drive development of faster, better testing tools for monitoring and detection in oncology and immunology.
●	Expanding Quanterix’s presence in diagnostics. Quanterix’s ultra-sensitive Simoa platforms have enabled the development of a new category of less-invasive diagnostic tests and tools based on blood, serum, saliva and other fluids that could replace current invasive, expensive, and inconvenient diagnostic methods, including spinal tap, diagnostic imaging and biopsy. Quanterix currently offers four neurological LDTs through its Accelerator Laboratory.
●	Helping to build the global infrastructure for Alzheimer’s disease testing and diagnosis. There are over 55 million people living with Alzheimer’s disease, a number that is expected to double by 2050. Quanterix believes its ultrasensitive technology can enable earlier detection. Quanterix is helping to build the global infrastructure for Alzheimer’s testing in two ways. First, it is enabling partners by providing Simoa technology to a number of the top prescribing hospital networks and reference labs globally. Quanterix entered into 12 of these partnerships in 2024 and intends to continue to grow this network in 2025. Second, through its Lucent Diagnostics brand, it is offering best-in-class diagnostic testing through its LucentAD Complete test, which was launched in November 2024.

Quanterix’s Products and Services

Instruments

Quanterix currently offers the following three Simoa instruments, which Quanterix believes are among the most sensitive multiplex protein detection platforms commercially available today:

HD-X

Quanterix commercially launched its HD-X instrument in the second half of 2019. The HD-X is an upgraded version of the Simoa HD-1 (Quanterix’s first Simoa instrument, which was launched in January 2014) that was designed to deliver significant productivity and operational efficiency improvements, as well as greater user flexibility. The HD-X is based on Quanterix’s bead-based technology, and assays run on the HD-X are fully automated. By the end of 2024, approximately 84% of the HD installed base were HD-X instruments.

SR-X

Quanterix commercially launched its SR-X instrument in December 2017 as a compact benchtop instrument with a lower price point, more flexible assay preparation, and a wider range of applications. The SR-X utilizes the same Simoa bead-based technology and assay kits as the HD-X. In contrast to the fully automated workflow of the HD-X, the assay incubation and washing steps for the SR-X are performed outside of the instrument using conventional liquid handling methods. The offline sample prep provides additional flexibility to enable researchers to apply Simoa detection in an expanded range of applications.

SP-X

Quanterix commercially launched the SP-X instrument in April 2019. The SP-X uses the Simoa planar array technology developed initially by Aushon Biosystems, Inc. (“Aushon”), which Quanterix acquired in 2018, for multiplex chemiluminescent immunoassay measurement, which Quanterix refined by leveraging its proprietary sophisticated Simoa image analysis and data analysis algorithms to provide sensitivity similar to that found in its Simoa bead-based platform.

Simoa Assays and Consumables

Recurring revenue is derived through the sale of consumables used to run assays on Quanterix’s instruments and from Quanterix’s growing menu of Simoa digital biomarker assays. The current menu of approximately 65 analyte-specific single-plex and multi-plex assay kits for Quanterix’s bead-based instruments includes assays for biomarkers in the areas of neurology, infectious disease, immunology and oncology for both human and mouse samples. The current menu of assay kits for the planar array instrument includes approximately 45 biomarkers ranging from 1-10 analytes per assay in the areas of immunology and oncology research.

In addition to the assays Quanterix has developed, the Simoa platforms allow ease and flexibility in assay design, enabling Quanterix’s customers to develop their own proprietary in-house assays, called homebrew assays, using Quanterix’s homebrew assay kits. These kits include all components required for customers to run tests using their own antibodies. Quanterix’s consumables portfolio for its bead-based platform also includes its proprietary Simoa disks that are unique to its bead-based platform, as well as cuvettes and disposable tips.

Nova Beads

In January 2025, Quanterix acquired Emission, a manufacturer of large-scale, highly-uniform dye-encapsulating magnetic beads designed for low and mid-plex assays. These proprietary beads are engineered for consistency, scalability, and reliability. This acquisition allows Quanterix to secure the supply of these highly controlled beads for use in its next generation Simoa ONE instrument. It also allows Quanterix to develop a new multi-plex segment targeting third-party OEM customers for these beads, which Quanterix has branded as Nova Beads.

NfL Antibodies and NfL ELISA Kits

In August 2019, Quanterix acquired Uman, a company located in Umeå, Sweden, that commercializes proprietary NfL antibodies and NfL ELISA kits. Uman’s NfL antibodies are used by researchers and biopharmaceutical and diagnostics companies to detect NfL to advance the development of therapeutics and diagnostics for certain neurodegenerative conditions. Since Quanterix commercially launched the first assay that could reliably measure NfL in blood using Uman’s antibodies and Quanterix’s Simoa technology in 2017, NfL has seen dramatic growth as a neurological biomarker. Through Uman, Quanterix sells proprietary NfL capture and detection antibodies, as well as two NfL ELISA kits for CSF, one of which is CE-certified in Europe, and one RUO NfL ELISA kit for serum.

Services

Through its CLIA-certified Accelerator Laboratory, Quanterix provides customers a contract research option. The Accelerator Laboratory supports multiple projects and services, including:

●	Sample Testing. Utilizing commercially available Simoa kits, Quanterix has run large studies for customers with thousands of specimens and small experiments with just a few samples. Quanterix has extensive experience testing many different sample types where biomarkers may be present at very low levels.
●	Homebrew Assay Development. Utilizing proprietary or commercially available reagents in combination with Quanterix’s homebrew assay kits, Quanterix can rapidly develop a prototype assay exhibiting improved sensitivity compared to traditional ELISA. The Accelerator Laboratory can also be used to screen reagents to identify the optimal assay format or expand prototype efforts for further assay optimization to ultimately deliver the highest level of performance.

●	Custom Assay Development. After identifying the optimal assay and conditions, the Accelerator Laboratory can be used to generate qualified bulk reagents or custom assay kits, providing customer access to kits for assays not yet commercially available on the Simoa platform.
●	LDT Testing. Quanterix currently offers the following four LDTs through its CLIA-certified Accelerator Laboratory:
(1)	LucentAD p-Tau 181: an LDT to quantitatively measure p-Tau 181 in plasma as an aid in diagnosis of Alzheimer’s disease.
(2)	Simoa NfL LDT: an LDT to quantitatively measure NfL in serum as an aid in the evaluation of individuals for possible neurodegenerative conditions or other causes of neuronal or central nervous system damage.
(3)	LucentAD p-Tau 217: an LDT to quantitatively measure p-Tau 217 in plasma to aid in diagnosis of Alzheimer’s disease.
(4)	LucentAD Complete: a multi-marker (p-Tau 217, amyloid β 42 (“Aβ42”), amyloid β 40 (“Aβ40”), NfL, and GFAP) algorithmic LDT for high accuracy plasma detection of amyloid pathology to aid in diagnostic evaluation of patients with cognitive issues who may have Alzheimer’s disease. By using a proprietary algorithm to score five AD-related biomarkers, LucentAD Complete provides significantly better amyloid classification compared to single-marker tests alone and has lowered the intermediate zone of a single-marker test from 30% to 10%, while maintaining high sensitivity, specificity and accuracy.
●	Lucent Diagnostics. In July 2023, Quanterix launched Lucent Diagnostics, a neurology healthcare provider-facing portal, with testing services initially focused on Alzheimer’s disease. To support a streamlined provider workflow, Lucent Diagnostics includes a web portal where healthcare providers can order sample collection materials, order a test, track the status of a test and retrieve the test report. The process for testing involves a healthcare provider drawing a blood sample from an individual and shipping the sample to Quanterix’s Accelerator Laboratory to analyze the sample and communicate the result back to the provider. Healthcare providers can currently order the following tests through Lucent Diagnostics: LucentAD p-Tau 181, LucentAD p-Tau 217 and LucentAD Complete.

Extended Warranty and Service Contracts

Quanterix also generates revenues through extended-warranty and service contracts for its installed base of instruments.

Research and Development

Quanterix continues to seek to improve its platform and technology to enable more sensitive detection and measurement of biological molecules. This evaluation includes examining new assay formats and instrumentation improvements and upgrades to increase the performance of its Simoa assays and instruments. Quanterix intends to expand its assay menu to extend the scope of applications for its platform to biomarkers of significant interest to the scientific community. In May 2025, Quanterix announced that it expects to make its Simoa® ONE assay kits compatible with over 20,000 existing flow cytometers worldwide—significantly reducing the need for capital equipment purchases by current and future customers. This is enabled by a breakthrough in reagent design as Simoa’s digital, ultra-sensitive detection now operates with kinetic dye-encoded beads. This major step forward in Quanterix’s mission to bring Simoa to all labs, is expected to be launched through a new early-access program in 2026, and would dramatically expand Quanterix’s reach to an installed base more than twenty times the size of its own current installed base.

Simoa ONE

Using breakthrough technology licensed from the laboratory of its co-founder, David Walt, Quanterix is developing Simoa ONE, a new instrument that it expects to launch by the end of 2025. Simoa ONE is expected to enable up to a 10-fold increase in sensitivity over current Simoa platforms. The instrument is based on optically encoded barcodes and proprietary beads developed by Emission to allow a substantial increase in plexing and specificity of Simoa measurements. Simoa ONE is based on simple instrumentation and assay workflow to efficiently deliver high throughput, quantitative results.

Quanterix’s Key Focus Areas

Quanterix has focused the application of its Simoa technology on areas of high growth and high unmet need and where existing platforms have significant shortcomings that its technology addresses, including neurology, oncology and immunology, as well as inflammation.

Neurology

The ability of Simoa technology to detect neurological biomarkers in blood at ultra-low levels, combined with Quanterix’s multiplexing capability, has significantly advanced neurology research, drug development, and diagnostics test development. Prior to the launch of Quanterix’s p-Tau 181 LDT for clinical use in July 2022, the brain was the only organ in the body for which there was not a blood-based diagnostic test. The challenge with developing blood-based tests for the brain is that the blood-brain barrier, which is formed by endothelial cells lining the cerebral microvasculature, is very tight and severely restricts the movement of proteins and other substances between these endothelial cells and into blood circulation. Accordingly, diagnosis of brain disease and injury has traditionally required either brain imaging or a spinal tap to collect CSF. The sensitivity of Simoa technology has enabled researchers to discover that extremely small amounts of critical neural biomarkers diffuse through the blood brain barrier and are released into the blood during injury and in connection with many neurodegenerative brain diseases. However, the concentrations of many of these neural biomarkers in the blood can be so low that they are difficult to detect by conventional, analog immunoassay technologies. Furthermore, neurological pathophysiology is complex, and it has become clear that no single biomarker is sufficient to serve as comprehensive indicator of these processes. For this reason, the capability of Simoa to multiplex blood-based tests for multiple neural biomarkers into a single test has emerged as useful to facilitate biomarker profiling of neurological disorders. This capability has materially contributed to rapid research progress, notably in the Alzheimer’s disease landscape.

Developments on the Alzheimer’s Disease Landscape

The FDA approval of Leqembi and Kisunla as disease-modifying treatments for Alzheimer’s disease has underscored an urgent need for non-invasive widely available blood tests to facilitate diagnosis in the early stages of the disease to identify patients for treatment when therapeutic intervention is most likely to provide clinical benefit. Currently established biomarker-based approaches to diagnostic workup for Alzheimer’s include positron emission tomography (“PET”) imaging and CSF biomarkers for amyloid and phosphorylated tau, both of which are invasive, expensive, and may not be widely available. A Rand Corporation study on the readiness of the U.S. health care system infrastructure for an Alzheimer’s treatment highlighted a dire situation of unpreparedness and where key bottlenecks lie. The model assumed annual mild cognitive impairment screening for adults leading to 7.5 million referrals to a diagnostic phase in a secondary specialist setting, which is well beyond the country’s capacity. Of these referrals, 6.7 million were assumed to require CSF biomarker or amyloid PET testing for biomarker-based diagnosis of Alzheimer’s disease at an estimated cost of $20.1 billion. Of the amyloid positive subjects, 80% (2.4 million) were assumed to fit the criteria for therapeutic intervention. Assessing the effectiveness of an anti-amyloid Alzheimer’s therapy by testing for amyloid plaque reduction over the course of treatment would potentially involve serial testing of each subject with CSF analysis or PET imaging at a significant cost with currently available detection modalities. The availability of a simple blood test for amyloid positivity has the potential to alleviate bottleneck and cost burdens and facilitate the accessibility of Alzheimer’s therapeutic intervention for patients. Quanterix believes its Simoa technology is well-suited to meet this critical need.

High Accuracy Simoa p-Tau 217 Test

The Alzheimer’s field has converged to a consensus on the most desirable single blood-based biomarker at present: plasma p-Tau 217. This biomarker has been shown to out-perform all the other plasma biomarker candidates for Alzheimer’s diagnostics and disease progression monitoring. The biomarker also has the distinction of being low abundance in blood and difficult to measure by conventional means. Quanterix provides multiple assays for robustly measuring p-Tau 217 in plasma and helping to establish the clinical evidence through a body of peer reviewed publications demonstrating the superiority of this biomarker relative to other biomarkers. While p-Tau 217 has demonstrated superiority over other plasma neural biomarkers, the strength of the data across a number of other biomarker candidates (p-Tau 181, amyloid b 42/40 ratio, GFAP, NfL) is such that all these biomarkers were included in the recently published “Revised criteria for diagnosis and staging of Alzheimer’s disease: Alzheimer’s Association Workgroup.” However, only p-Tau 217 was recommended as being sufficiently accurate as a single biomarker to enable a diagnostic use case. Quanterix has launched the LucentAD p-Tau217 LDT for clinical use. This test was robustly validated across two independent cohorts (873 samples), and the diagnostic accuracy of the test was shown to meet or exceed the recommendation of the Alzheimer’s Association Workgroup (≥90% accuracy, sensitivity and specificity ≥90%). Thus, the LucentAD p-Tau 217 test meets or exceeds the diagnostic performance criteria for a plasma-based test for Alzheimer’s disease.

Simoa Multi-Marker Algorithmic Test

Leveraging both the multiplexing and high sensitivity capability of Simoa, Quanterix has developed a multi-marker algorithmic test that combines five biomarkers (p-Tau 217, Aβ42, Aβ 40, NfL, and GFAP) and uses a proprietary algorithm for high accuracy plasma detection of amyloid pathology. Researchers have extensively studied these biomarkers to advance the understanding of how blood-based biomarkers reflect different aspects of Alzheimer’s pathology, to both further the basic knowledge of the disease pathophysiology, and to explore the potential of these biomarkers to predict disease state, severity, and progression. This work has resulted in a large body of published evidence that has advanced the understanding of the disease and facilitated drug development through the use of these biomarkers as exploratory indicators of drug target engagement. From a diagnostic test standpoint, a central concept has emerged: since these biomarkers reflect different aspects of Alzheimer’s pathology, combining their signals through logistic regression can enhance overall test accuracy. This information, together with clinical evaluations and cognitive testing, can help determine whether cognitive symptoms are the result of Alzheimer’s disease, or another type of dementia. Quanterix has partnered with the Alzheimer’s Drug Discovery Foundation to develop and clinically implement a multi-marker blood test to aid Alzheimer’s diagnosis and differential diagnosis of patients presenting with cognitive symptoms of uncertain origin. Validation data for the clinical performance of the test for amyloid detection was presented at the Clinical Trials on Alzheimer’s Disease annual meeting late 2024. The data across over 1,000 patients showed that the test delivered best-in-class performance for amyloid detection accuracy as well as reduced uncertainty in borderline cases. Quanterix launched this multi-marker algorithmic test as an LDT in November 2024 under the brand name LucentAD Complete. The test has also received Breakthrough Device designation by the FDA, and clinical trials to support a regulatory filing are in progress.

Other Neurological Conditions

Quanterix’s ultra-sensitive Simoa technology has also been instrumental in advancing research into other neurological conditions, such as multiple sclerosis and traumatic brain injury (“TBI”). Evidence of the potential clinical utility of NfL as a biomarker in multiple sclerosis has progressed rapidly, and Simoa’s role in that progression has been foundational. In April 2022, the FDA granted Quanterix’s Simoa NfL serum test Breakthrough Device designation as a prognostic aid in assessing the risk of disease activity in patients diagnosed with relapsing-remitting multiple sclerosis (“RRMS”). The test has shown promise to be used in conjunction with clinical, imaging and laboratory findings as an aid in identifying RRMS patients who are at lower or higher risk for relapse within four years. Quanterix believes this prognostic information could be clinically useful in tailoring the therapeutic approach to more effectively treat the disease.

Current methods of TBI diagnosis involve CT scans that fail to diagnose approximately 90% of mild TBI. Simoa technology has demonstrated the sensitivity to identify relevant neurological biomarkers, such as NfL, tau, GFAP and UCH-L1, to more adequately aid in diagnosis of TBIs and overall brain health. Researchers in neurology have used Simoa technology to study biomarkers in the blood of athletes after concussion in many high-impact sports. Simoa can measure critical neural biomarkers in blood that correlate repeated head trauma from both concussions and subconcussive events with poor patient outcomes, including the potential development of Chronic Traumatic Encephalopathy, which currently can only be diagnosed after death via a brain autopsy.

Additional assays for blood-based biomarkers with potential utility in Alzheimer’s research and diagnostics have either been launched or are in development. These include brain-derived Tau, p-Tau 231, p-Tau 212, sTREM2, and PSD95.

Oncology and Immunology

Quanterix’s ultra-sensitive Simoa technology has the potential to detect increased levels of oncology biomarkers during the very early stages in disease development. Biomarkers can be useful tools for diagnostics, prognostics and predictive cancer detection. However, many traditional assay technologies can only detect these biomarkers after the disease has progressed and the patient has become symptomatic. Simoa’s highly sensitive detection capability has the potential to enable earlier detection, better monitoring and treatment and improved prognoses for patients. Additionally, Simoa technology has shown early promise as a liquid biopsy alternative to more invasive diagnostic procedures.

Cancer immunotherapy is a promising new area that is significantly affecting cancer remission rates. One challenge of immunotherapy approaches is that the elicited immune responses are not always predictable and can vary from person to person and protocol to protocol. There exists a significant need to develop biomarker tools to monitor these drugs and their effects. Circulating (serum and plasma) protein biomarkers have the potential to be used in the field of health-oncology to stratify patients, predict response, predict recurrence, reveal mechanism of action and monitor for adverse effects. One technical challenge facing the health-oncology drug development process has been the availability of immunoassays with sufficient sensitivity to measure immunomodulatory biomarkers directly in serum and plasma. Quanterix has developed a number of tumor biomarker and immune modulation assays (cytokines and chemokines) that can be used to monitor tumor proliferation and host immune response. In particular key immune regulatory cells (T-regs, dendritic cells, macrophages) secrete very low amounts of the protein Interferon gamma (“IFN-gamma”) and these levels cannot be reliably measured in serum and plasma using conventional, immunoassay technology, however they can be tracked with Quanterix’s Simoa IFN-gamma assay. Additionally, Quanterix has developed an ultra-sensitive assay for IL-6, which is one of the cytokines commonly measured for monitoring cytokine release syndrome as an adverse effect in immunotherapies. Several studies have shown that Quanterix’s ultrasensitive assays can be valuable tools for monitoring health-oncology drugs and protocols.

Quanterix believes that its Simoa ONE instrument, which is expected to be launched by the end of 2025, with its increased sensitivity, increased plexing ability and simple and efficient workflow, will be well suited for oncology and immunology indications.

Inflammation

Inflammation underlies the response of the body to injury in a variety of diseases. Simoa assays can measure inflammatory and anti-inflammatory molecules in serum and plasma with unprecedented sensitivity. This has the potential to enable new discoveries into the role of inflammation in the biology of health and disease. Quanterix’s Simoa technology measures low levels of inflammatory proteins, including cytokines and chemokines, that characterize a range of inflammatory diseases, including Crohn’s disease, asthma, rheumatoid arthritis and neuro-inflammation. Quanterix believes the sensitivity of Simoa technology can provide a clearer picture of the underlying state of the immune response and disease progression.

Quanterix’s Simoa technology also has the potential to be used by companies developing anti-inflammatory drugs to quantify the effect a drug has on a particular inflammatory cytokine and to monitor therapeutic efficacy. Quanterix believes that a better understanding of the inflammatory response will be critical to future opportunities for wellness screening and disease response monitoring. Anti-inflammatory drugs are expensive and can have serious side effects, such as increased risk of infection. By monitoring biomarkers indicative of response, clinicians may be able to adjust dose to reduce side effects or increase efficacy.

Sales and Marketing

Quanterix distributes its Simoa instruments and consumables via direct field sales and support organizations located in North America and Europe and through a combination of Quanterix’s own sales force and third-party distributors in additional countries, including Australia, Brazil, China, Czech Republic, India, Hong Kong, Israel, Japan, New Zealand, Qatar, Saudi Arabia, Singapore, South Africa, South Korea, Taiwan, and UAE. In addition, Quanterix sells Uman’s NfL antibodies and NfL ELISA kits directly and in conjunction with a distributor worldwide.

As of March 31, 2025, Quanterix had 138 employees in sales, sales support and marketing, including technical field application scientists and field service personnel. This staff is primarily located in North America and Europe. Quanterix expects it will expand its sales, support, and marketing efforts in the future by expanding Quanterix’s direct footprint in Europe as well as developing a comprehensive distribution and support network in China and other Asia-Pacific region countries where significant new opportunities exist.

Manufacturing and Supply

Quanterix outsources the manufacturing of its Simoa bead-based instruments to third-party manufacturers, and Quanterix manufactures its planar array instrument and all assay kits in its own facilities.

Instruments

The HD-X instrument is supplied by STRATEC, based in Birkenfeld, Germany, and is manufactured and shipped from its Birkenfeld and Beringen, Switzerland facilities. The SR-X is supplied by Paramit, based in Morgan Hill, California, and is shipped to Quanterix’s global customers by Paramit. See the section titled “Quanterix’s Business — Key Agreements” for a description of its agreements with STRATEC and Paramit. Installation of, and training on, Quanterix’s instruments is provided by its employees where Quanterix conducts direct sales, and by distributors where sales are conducted through distributors.

Quanterix believes this manufacturing strategy is efficient and conserves capital. However, in the event it becomes necessary to utilize a different contract manufacturer for the HD-X or the SR-X, Quanterix could experience additional costs, delays and difficulties in doing so, and Quanterix’s business could be harmed.

The SP-X instruments are manufactured, tested, shipped and supported by Quanterix from its Billerica, Massachusetts facility. All internal components are sourced domestically except one significant component that is sourced in Germany. These components are sourced from a limited number of suppliers, including certain single-source suppliers. Although Quanterix believes that alternatives would be available, it would take time to identify and validate replacement components, which could negatively affect Quanterix’s ability to supply SP-X instruments on a timely basis.

Consumables

Quanterix assembles its assay kits for its bead-based platform in its Billerica, Massachusetts facility. Quanterix’s bead-based assays include all components required to run an enzyme-based immunoassay, such as beads, capture and detector reagents, enzyme reagents and enzyme substrate. These reagents are sourced from a limited number of suppliers, including certain single-source suppliers. Although Quanterix believes that alternatives would be available, it would take time to identify and validate replacement reagents for Quanterix’s assay kits, which could negatively affect its ability to supply assay kits on a timely basis. As part of its assay redevelopment program, Quanterix has increased the shelf life of its bead-based assays to 18 months and believe Quanterix is able to mitigate this supplier risk through inventory control.

Simoa disks for Quanterix’s bead-based platform are supplied through a single source supplier pursuant to a long-term supply agreement with STRATEC Consumables GmbH, a subsidiary of STRATEC “(STRATEC Consumables”). Quanterix believes that this agreement provides for a sufficient notification period to allow for supply continuity and the identification and tech transfer to a new supplier in the event either party wishes to terminate the relationship. Quanterix’s cuvettes for its bead-based platform are single sourced through STRATEC Consumables, and the disposable tips used in its bead-based platform are commercially available.

Quanterix assembles its 96-well sample plate kits for its planar array platform in its Billerica, Massachusetts facility. Reagents for Quanterix’s planar array assays include all components required to run an enzyme-based chemiluminescent immunoassay, such as capture antibody printed plates and detector reagents, enzyme reagents and enzyme substrate. These reagents are sourced from a limited number of suppliers, including certain single-source suppliers. Although Quanterix believes that alternatives would be available, it would take time to identify and validate replacement reagents for its assay kits, which could negatively affect Quanterix’s ability to supply assay kits on a timely basis. Because Quanterix’s planar array assays have a shelf life of 12 months, Quanterix believes it is able to mitigate this risk through inventory control.

Nova Beads

Through its wholly owned subsidiary, Emission based in Georgetown, Texas, Quanterix manufactures these proprietary, next generation monodisperse microspheres (i.e. beads) entirely in-house from readily available materials, which consist of monomers, stabilizers, and surfactants. In the event current suppliers of raw materials are unable to fill orders, Quanterix believes there are many alternative suppliers as all the materials are widely commercially available.

NfL antibodies and NfL ELISA Kits

The storage of Uman’s proprietary NfL antibody producing hybridomas, as well as the cultivation and purification of the antibodies, is outsourced to a contract manufacturer, and bulk material of purified antibodies is delivered to Uman’s site in Umeå, Sweden. Functional testing and verification of concentration are performed at Uman before the material is approved for use in production activities. The antibodies can be aliquoted and sold as single reagents or used for the production of Uman’s NfL ELISA kits. The contract manufacturer of antibodies is audited regularly, and Quanterix has entered into a written supply agreement with the contract manufacturer. The current shelf-life of the antibodies is 18 months.

All components in Uman’s NfL ELISA kits are manufactured in-house at Uman from starting materials sourced from suppliers that have been evaluated and approved. Uman has entered into supply agreements with critical suppliers. The kit components include buffers (sample diluents and wash solutions), ELISA 96-well plates coated with a capture antibody, detector antibodies, streptavidine conjugates, substrates (TMB) and stop reagents. The final ELISA kit products are subject to quality control procedures, which include testing of human CSF or human serum quality control samples to assure a high batch consistency. After testing and batch record review, the material is released to market. The current shelf-life of the kits is 18 months (NF-light ELISA (CSF)) or 13 months (NF-light Serum ELISA).

Key Agreements

Development Agreement and Supply Agreement with STRATEC

In August 2011, Quanterix entered into a Strategic Development Services and Equity Participation Agreement with STRATEC, pursuant to which STRATEC undertook the development of the Simoa HD instrument. In September 2011, Quanterix also entered into a Supply and Manufacturing Agreement with STRATEC (the “STRATEC Supply Agreement”), pursuant to which STRATEC agreed to supply HD instruments to Quanterix, and Quanterix agreed to procure those instruments exclusively from STRATEC, subject to STRATEC’s ability to supply the instruments. Quanterix is responsible for obtaining any regulatory approval necessary to sell the instruments. The instrument price stipulated in the STRATEC Supply Agreement was established based on certain specified assumptions and is subject to certain adjustments.

The STRATEC Supply Agreement is terminable by either party on 12 months’ notice to the other party. The STRATEC Supply Agreement may also be terminated on the insolvency of a party or the uncured material breach of a party, or, by Quanterix, on a change of control of Quanterix (subject to certain obligations to compensate STRATEC on such termination). On termination by Quanterix for STRATEC’s insolvency or uncured material breach or termination by STRATEC for convenience, Quanterix is granted a nonexclusive royalty free license of STRATEC intellectual property to manufacture the instruments. In certain of these circumstances, Quanterix could be obligated to issue warrants to purchase Quanterix Common Stock.

Paramit Manufacturing Services Agreement

In November 2016, Quanterix entered into a Manufacturing Services Agreement (the “Paramit Agreement”) with Paramit to produce and test Quanterix’s SR-X instrument on an as-ordered basis. Quanterix also engaged Paramit to supply spare parts for the SR-X instrument. Paramit has no obligation to maintain inventory in excess of any open purchase orders or materials in excess of the amount Paramit reasonably determines will be consumed within 90 days or within the lead time of manufacturing Quanterix’s instrument, whichever is greater. Quanterix has an obligation to purchase any material or instruments deemed in excess pursuant to the Paramit Agreement. The price is determined according to a mutually agreed-upon pricing formula. The parties agreed to review the pricing methodology yearly or upon a material change in cost.

The Paramit Agreement had an initial three-year term with automatic one year extensions. It is terminable by either party for convenience with written notice to the other party given at least nine months prior to the end of the then-current term. The agreement may also be terminated by Quanterix with three months’ notice to Paramit upon the occurrence of (i) a failure of Paramit to obtain any necessary governmental licenses, registrations or approvals required to manufacture Quanterix’s instrument or (ii) an assignment by Paramit of its rights or obligations under the agreement without Quanterix’s consent. The Paramit Agreement is terminable by Paramit with 30 days’ notice to Quanterix in the event of a material breach after written notice and a 60-day opportunity to cure the breach.

Competition

Quanterix competes with both established and development-stage life science companies that design, manufacture and market instruments for proteomics discovery and clinical research applications. For example, companies such as Bio-Techne, MesoScale Discovery, Gyros, SEER, MilliporeSigma, Bio-Rad Laboratories, Thermo Fisher Scientific, Alamar, C2N Diagnostics, and others, have products for protein measurements in biofluids that compete in certain segments of the market in which Quanterix sells its products. Quanterix’s Accelerator Laboratory competes with other research laboratories such as LabCorp, Covance, Q2 Solutions, Rules Based Medicine, Monogram Biosciences, Frontage, PPD Laboratories, and others, some of which are customers of Quanterix. In addition, as Quanterix or its partners expand the applications for its products to include diagnostics, Quanterix expects to compete with companies such as Siemens, Abbott, Roche, Fujirebio, DiaSorin, Ortho Clinical Diagnostics and Thermo Fisher Scientific. Furthermore, Quanterix’s technology and products are showing promise for non-invasive early disease detection, and in the future, Quanterix could experience competition from companies that develop and market imaging and other molecular detection technologies. In addition, a number of other companies and academic groups are in the process of developing novel technologies for life science research and diagnostics. Many of the companies with which Quanterix competes or will compete have substantially greater resources than Quanterix has.

The life science instrumentation and lab services industries are highly competitive and expected to grow more competitive with the increasing knowledge gained from ongoing research and development. Quanterix believes the principal competitive factors for Quanterix include:

●	sensitivity;
●	cost of instruments and consumables;
●	reputation among customers and key opinion leaders;
●	innovation in product offerings;
●	accuracy and reproducibility of results; and
●	customer support infrastructure.

Quanterix believes that it is well positioned with respect to these competitive factors and expects to enhance its position through ongoing global expansion, innovative new product introductions and ongoing collaborations, and partnerships with key opinion leaders.

Intellectual Property

Quanterix’s success depends in part on its ability to obtain and maintain intellectual property protection for its products and technology. Quanterix uses a variety of intellectual property protection strategies, including patents, trademarks, trade secrets, and other methods of protecting proprietary information.

Quanterix’s patent strategy is multilayered, providing coverage of aspects of the core technology as well as specific uses and applications. The first layer is based on protecting the fundamental methods for detecting single molecules independent of the specific analyte to be detected. The second layer covers embodiments of the core technology directed to the detection of specific analytes. The third layer protects novel instrumentation, consumables, and manufacturing processes used in applying the invention to certain commercial products or future product opportunities. The fourth layer is concerned with specific uses of the core technology (e.g., biomarkers and diagnostics). Quanterix’s patent strategy is both offensive and defensive in nature, seeking to protect not only technology Quanterix currently practices but also alternative, related embodiments.

As of March 31, 2025, Quanterix owned or exclusively licensed more than 100 issued patents and patent applications worldwide. Quanterix’s owned or exclusively licensed patents and patent applications, if issued, are expected to expire between 2025 and 2042, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Quanterix’s core Simoa bead-based technology, directed to general methods and devices for single molecule detection, originated at Tufts, in the laboratory of Professor David Walt, who is the founder of Quanterix and a current member of the Quanterix Board. Professor Walt and his students pioneered the single molecule array technology, including technologies that enabled the detection of single enzyme labels in arrays of microwells, thereby facilitating ultra-sensitive detection. Quanterix has exclusively licensed from Tufts the relevant patent rights related to these technologies. (See the section titled “— License Agreement with Tufts” below).

In addition to Quanterix’s reliance on patent protection for its inventions, products and technologies, Quanterix also relies on trade secrets, know-how, confidentiality agreements, and continuing technological innovation to develop and maintain its competitive position. For example, some elements of Quanterix’s manufacturing processes, analytics techniques and processes, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although Quanterix takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees, advisors and consultants, these agreements may be breached or may be unenforceable and Quanterix may not have adequate remedies. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Quanterix’s trade secrets or disclose its technology. As a result, Quanterix may not be able to meaningfully protect its intellectual property. For further discussion of the risks relating to Quanterix’s intellectual property, see the section titled “Risk Factors — Risks Related to Quanterix’s Intellectual Property.”

License Agreement with Tufts

In June 2007, as amended in April 2013, August 2017, and September 2020, Quanterix entered into a license agreement with Tufts, pursuant to which Quanterix obtained an exclusive worldwide license to all patent rights to the Simoa bead-based technology owned by Tufts, as well as a non-exclusive license to related know-how. The rights licensed to Quanterix are for all fields of use and are sublicensable.

Under the terms of the agreement, as amended, Quanterix paid a one-time, non-refundable upfront fee and issued Tufts shares of Quanterix Common Stock. Quanterix is required to pay Tufts low single-digit royalties on all net sales of products and services that use the licensed technology, as well as a portion of any sublicensing revenues. Quanterix is also obligated to pay annual maintenance fees, which are fully creditable against any royalty payments made by Quanterix, and a milestone payment upon any sublicense by Quanterix. Quanterix was also required to reimburse Tufts for all patent prosecution costs.

The term of the license agreement will continue on a country-by-country basis so long as there is a valid claim of a licensed patent in such country. Tufts may terminate the agreement or convert to a non-exclusive license in the event (1) Quanterix fails to pay any undisputed amount when required and fail to cure such non-payment within 60 days after receipt of notice from Tufts, (2) Quanterix is in breach of any material provision of the agreement and fail to remedy such breach within 60 days after receipt of notice from Tufts, (3) Quanterix does not demonstrate diligent efforts to develop a product incorporating the licensed technology, (4) Quanterix is found on five separate audits to have underpaid pursuant to the terms of the agreement, (5) Quanterix ceases to carry on the business related to the licensed technology either directly or indirectly, or (6) Quanterix is adjudged insolvent, makes an assignment for the benefit of creditors or has a petition in bankruptcy filed for or against Quanterix that is not removed within 60 days. Quanterix may terminate the agreement at any time upon at least 60 days’ written notice. Upon termination of the agreement, all rights revert to Tufts.

Government Regulation

The majority of Quanterix’s products are currently intended for RUO applications, although Quanterix’s customers may use its products to develop their own products that are subject to regulation by the FDA or CMS. Although in vitro diagnostic products intended for RUO are not currently required to obtain premarket clearance or approval by the FDA, products labeled as RUO are subject to the FDA’s premarket review requirements if they are determined to be intended for use for clinical rather than non-clinical research purposes. Consequently, other than Quanterix’s four LDTs intended for clinical testing, Quanterix’s products are labeled and intended “For Research Use Only. Not for Diagnostic Procedures.”

The FDA has issued Final Guidance for Industry and Food and Drug Administration Staff on “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only” (the “RUO/IUO Guidance”). The purpose of this FDA guidance document is to provide the FDA’s current thinking on when IVD products are properly labeled for RUO or for investigational use only (“IUO”) and when products labeled RUO or IUO will be viewed by the FDA as intended for clinical use. The RUO/IUO Guidance explains that the FDA will review the totality of the circumstances when evaluating whether equipment and testing components are properly labeled as RUO. Merely including a labeling statement that a product is intended for research use only will not necessarily exempt the device from the FDA’s premarket notification and clearance process (510(k)), premarket approval, or other requirements, if the circumstances surrounding the distribution of the product indicate that the manufacturer intends its product to be used for clinical diagnostic use. These circumstances may include written or verbal marketing claims or links to articles regarding a product’s performance in clinical applications, a manufacturer’s provision of technical support for clinical validation or clinical applications, or solicitation of business from clinical laboratories, all of which could be considered evidence of intended uses that conflict with RUO labeling. Quanterix believes that its labeling and promotion of its products, including the custom assay RUO products developed by the Accelerator Laboratory, is consistent with the RUO/IUO Guidance because Quanterix has not promoted its products for clinical use in humans.

IVD tests that are commercially distributed and intended for clinical diagnostic use are regulated by the FDA as medical devices, however, the FDA has traditionally not regulated most laboratory tests referred to as LDTs (as discussed further below). The FDA defines a medical device in part as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article which is intended for the diagnosis of disease or other conditions or in the cure, mitigation, treatment, or prevention of disease in man. Quanterix currently offers four LDTs through its CLIA-certified laboratory: (1) an LDT to quantitatively measure p-Tau 181 in plasma as an aid in diagnosis of Alzheimer’s disease; (2) an LDT to quantitatively measure NfL in serum as an aid in the evaluation of individuals for possible neurodegenerative conditions or other causes of neuronal or central nervous system damage; (3) an LDT to quantitatively measure p-Tau 217 in plasma to aid in diagnosis of Alzheimer’s disease; and (4) a multi-marker

(p-Tau 217, Aβ42, Aβ40, NfL and GFAP) algorithmic LDT for high accuracy plasma detection of amyloid pathology to aid in diagnosis of patients who may have Alzheimer’s disease.

Clinical Laboratory Improvement Amendments of 1988, Regulation of LDTs and State Regulation

Quanterix owns and operate a CLIA-certified laboratory. The CLIA are federal regulatory standards that apply to all clinical laboratory testing performed on humans in the United States (with the exception of research testing that does not report patient specific results). A clinical laboratory is defined by CLIA as any facility that performs examinations of specimens obtained from humans for the purpose of providing information for the diagnosis, prevention, or treatment of any disease or impairment of, or the assessment of health of, human beings. CLIA requires such laboratories to be certified by the federal government and mandates compliance with various operational, personnel, facilities administration, quality and proficiency testing requirements intended to ensure that testing services are accurate, reliable and timely. CLIA certification also is a prerequisite to be eligible to bill state and federal health care programs, as well as many private insurers, for laboratory testing services.

In addition, CLIA requires certified laboratories to enroll in an approved proficiency testing program for each of the specialties and subspecialties for which it is certified. If a laboratory fails to achieve a passing score on a proficiency test, then its CLIA certificate may be suspended, limited or revoked, or other sanctions may be imposed.

As a condition of CLIA certification, laboratories are subject to survey and inspection every other year (except laboratories with only a certificate of waiver or certificate of provider-performed microscopy procedures are not subject to biennial inspections), in addition to being subject to additional random inspections. The biennial survey is conducted by CMS, a CMS agent (typically a state agency), or a CMS-approved accreditation organization.

High complexity, CLIA-certified laboratories, such as Quanterix’s, frequently develop testing procedures to provide diagnostic results to customers. These tests have been offered by high-complexity laboratories for the last few decades as LDTs, the validation and performance of which are subject to CMS oversight through its enforcement of CLIA. The FDA also has claimed that it has regulatory authority over LDTs under the agency’s medical device authorities, but historically has not exercised enforcement with respect to most LDTs when they meet FDA’s definition of an LDT. FDA defines an LDT as an in vitro diagnostic that is intended for clinical use and is designed, manufactured, and used within a single high-complexity, CLIA-certified laboratory. In October 2023, FDA issued a proposed rule regarding LDTs that would establish that in vitro diagnostic products are devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer is a laboratory. FDA finalized this rule in April 2024. Under the Final Rule, FDA would have provided greater oversight of LDTs by phasing out its general enforcement discretion approach for most LDTs, and phasing in medical device regulation, for most LDTs over a period of four years. FDA intended to continue to exercise general enforcement discretion from all requirements under the FDCA for five categories of LDTs: (1) 1976-Type LDTs; (2) human leucocyte antigen (HLA) tests used for organ, stem cell, and tissue transplantation; (3) tests manufactured and used within the Department of Defense (DoD) or the Veterans Health Administration (VHA); (4) forensic (law enforcement) tests; and (5) public health surveillance tests. LDTs that did not fall into any of these five categories were subject to a phase-out of FDA’s previous enforcement discretion approach and a phase-in of medical device regulation over a period of four years and in five stages. However, FDA intended to exercise continued enforcement discretion from certain aspects of medical device regulation for certain types of LDTs. For example, FDA intended to exercise regulatory discretion to not require premarket review or most quality system requirements for “currently marketed” LDTs, which include LDTs that were offered as of May 6, 2024, which is the date the FDA’s rule was finalized. Similarly, FDA intended to exercise regulatory discretion to not require premarket review or most quality system requirements for certain tests offered within integrated health systems. In addition, FDA would have exercised regulatory enforcement discretion to not require premarket review for tests first offered after May 6, 2024, but which had been subject to review and approval by the New York State Department of Health’s Clinical Laboratory Evaluation Program (NYS CLEP). Finally, FDA intended to exercise regulatory enforcement discretion and generally not enforce premarket review requirements for certain modifications made to 510(k)-cleared and De Novo-authorized tests by CLIA-certified, high-complexity laboratories, even if that 510(k) clearance or De Novo authorization is held by a different manufacturer.

Certain groups have challenged the legality of FDA’s Final Rule regarding LDTs, asserting (among other things) that the rule exceeds FDA’s statutory authority to regulate medical devices. On March 31, 2025, the Final Rule was vacated in its entirety by the U.S. District Court for the Eastern District of Texas. FDA could appeal this decision, and if the Final Rule were reinstated, the rule would result in an increased regulatory burden, including additional costs and delays in introducing new LDTs, and could result in tests being removed from the market.

If a laboratory is out of compliance with state laws or regulations governing licensed laboratories or with CLIA, it may be subject to enforcement actions that may include suspension, limitation or revocation of the license or CLIA certificate, assessment of financial penalties or fines, or imprisonment. Loss of a laboratory’s CLIA certificate or state license may also result in the inability to receive payments from state and federal health care programs as well as private third-party payors.

When Quanterix performs clinical diagnostic testing, Quanterix may be subject to HIPAA, depending on the types of transactions Quanterix engages in, as well as additional federal and state laws that impose a variety of fraud and abuse prohibitions on healthcare providers, including clinical laboratories.

Europe/Rest of World Government Regulation

Quanterix must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of Quanterix’s product for clinical diagnostic use in those countries. The regulations in other jurisdictions vary from those in the U.S. and may be easier or more difficult to satisfy and are subject to change. For example, in the E.U. new regulations recently entered into force that introduce greater regulation of medical devices and IVDs. The IVD regulation is significantly different from the IVD Directive that it replaces in that it ensures that the new requirements apply uniformly and on the same schedule across the member states, includes a risk-based classification system and increases the requirements for conformity assessment.

The CE registration for the NfL ELISA assay kit of Quanterix’s subsidiary Uman was approved in March 2014 under the IVD Directive. Under the IVD Directive, the assay is classified as a general IVD product and required self-certification with no involvement of a notified body/authority. The IVD Regulation introduces a new classification system for IVDs and assessment by a notified body is required for class B, C and D products. Uman’s NfL ELISA assay kit is classified as a class B product and must fully comply with (and have a CE mark issued under) the IVD Regulation by May 2027 (subject to extension of the transitional periods in the IVD Regulation). The new requirements include an ISO 13485 certification of the quality system (which Uman received in July 2018) and increased technical evidence and follow-up of performance of the specific product (e.g., clinical evidence and post-market activities). The work to evaluate and to meet the new technical requirements is on-going. When all requirements are met, a notified body will be contacted, and the certification initiated.

The NF-light Serum ELISA is currently sold only as a RUO product (not intended for diagnostic use). Work is on-going to prepare a technical file compliant with the IVD Regulation for this product as well.

Other Governmental Regulation

Privacy and Data Security Laws and Regulations

As a business with a global footprint, compliance with evolving regulations and standards in privacy and data security has resulted, and may continue to result, in increased costs, new compliance challenges, and the threat of increased regulatory enforcement activity. Quanterix’s business relies on various safeguards to secure electronic transmission, storage and hosting of sensitive information, including personal information, protected health information, financial information, intellectual property and other sensitive information related to Quanterix’s customers and workforce.

For example, in the U.S., the collection, maintenance, protection, use, transmission, disclosure, and disposal of certain personal information and the security of medical devices are regulated at the U.S. federal and state, international, and industry levels. U.S. federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by health care providers. Privacy and Security Rules under HIPAA, as amended by HITECH, govern the use, disclosure, and security of protected health information by “Covered Entities,” (which include health care providers that submit electronic claims, health plans, and health care clearinghouses) and by their “Business Associates” (which is anyone that performs a service on behalf of a Covered Entity involving the use or disclosure of protected health information and is not a member of the Covered Entity’s workforce). Rules under HIPAA and HITECH include specific security standards and breach notification requirements. The U.S. Department of Health and Human Services (through the Office for Civil Rights) has direct civil enforcement authority against Covered Entities and Business Associates with regard to both the Security and Privacy Rules. The U.S. Department of Justice has criminal enforcement authority against Covered Entities, Business Associates, and certain other entities and individuals. In addition, State Attorneys General may bring enforcement actions under HIPAA. Generally Quanterix is not a Covered Entity, however, Quanterix may operate as a Business Associate to Covered Entities under certain circumstances.

In addition, a number of states have also adopted laws and regulations that may affect Quanterix’s privacy and data security practices for personal information, such as comprehensive state privacy laws that govern the use, disclosure and protection of personal information, such as certain health information, Social Security numbers, and credit card account data. State consumer protection laws and consumer health privacy laws also establish privacy and security standards for use and management of personal information or consumer health data, including information related to consumers and care providers.

Outside the U.S., Quanterix is impacted by the privacy and data security requirements at the international, national and regional level, and on an industry specific basis. Legal requirements in foreign countries relating to the collection, storage, handling and transfer of personal data and potentially intellectual property continue to evolve with increasingly strict enforcement regimes. More privacy and security laws and regulations are being adopted, and more are being enforced, with potential for significant financial penalties. In the E.U., stringent data protection and privacy rules which substantially impact the use of patient data across the healthcare industry became effective in May 2018. The GDPR applies uniformly across the E.U. and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR also requires companies processing personal data of individuals residing in the E.U. to comply with E.U. privacy and data protection rules. In the area of health data, the GDPR is supplemented by national laws and regulations that are less harmonized.

Because data privacy laws and regulations continue to expand, differ from jurisdiction to jurisdiction, and are subject to evolving (and at times inconsistent) governmental interpretation, compliance with these laws and regulations may require significant additional expenditures or changes in products or business that increase competition or reduce revenue. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities.

Environmental Health and Safety Laws

Quanterix is subject to federal, state, and local laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation, storage and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (“OSHA”), has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. OSHA also regulates the use of hazardous chemicals in the workplace. Likewise, Quanterix is subject to the U.S. Environmental Protection Agency and state requirements relating to the management and disposal of hazardous waste, and state requirements relating to the disposal of regulated medical waste. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. Quanterix generally uses third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials that Quanterix may use during its research and services.

Employees and Human Capital

As of March 31, 2025, Quanterix had 478 full-time employees, of which 138 worked in sales, sales support, field service, and marketing, 29 worked in engineering and research and development, 239 worked in manufacturing and operations and 72 worked in general and administration. Of Quanterix’s 478 full-time employees, 420 were located in the United States and 58 were located in 12 foreign countries. None of Quanterix’s employees is represented by a labor union or subject to a collective bargaining agreement. Quanterix’s culture emphasizes the impact its work has on the detection of neurological and other critical disorders.

Quanterix’s success depends upon its ability to attract and retain highly qualified employees. Talent management is critical to Quanterix’s ability to execute its long-term growth strategy, and Quanterix seeks to cultivate a high performing pool of talent by providing career growth, on-the-job learning opportunities and competitive total rewards.

Workforce Compensation and Pay Equity

Quanterix provides competitive compensation and benefits programs to help recruit and retain its high performing employees. Quanterix utilizes third party benchmark compensation data to assist in the evaluation of market wages. Quanterix’s compensation is designed to attract, retain, and motivate employees to achieve results while balancing short- and long-term company performance. All of Quanterix’s employees are eligible for an annual bonus and/or commission plan, a matching 401(k) Plan (in the case of U.S. employees), healthcare and insurance benefits, paid time off, family leave, employee assistance programs, and behavioral health services. Additionally, all Quanterix’s employees are eligible for annual equity-based grants with vesting conditions designed to award its employees’ performance and encourage retention.

Company Culture

Quanterix is committed to a culture that is grounded on values of team, innovation, customer focus and ownership. As of March 31, 2025, approximately 48% of Quanterix’s employees were women and approximately 37% of its employees were people of color.

Quanterix expects all personnel working at Quanterix, employees, interns, and contractors, to observe the highest levels of business ethics, integrity, and mutual respect. Quanterix’s employee handbook and Corporate Code of Conduct and Ethics set forth policies that reflect Quanterix’s values and provide guidance for registering complaints in the event of any violation of Quanterix’s policies. An “open door” policy is maintained at all levels of the organization, and any form of retaliation against an employee is strictly prohibited.

Employee Engagement and Wellness

The success of Quanterix’s business is dependent on the physical and mental well-being of its employees. Accordingly, Quanterix is committed to creating a safe and healthy workplace for all personnel. Quanterix provides its employees with a wide range of policies and practices to ensure an environment of physical and psychological safety and well-being.

Properties

Quanterix’s corporate headquarters are currently located in Billerica, Massachusetts, which consists of an approximately 91,600 square foot facility Quanterix leases for office, laboratory, and manufacturing purposes. Quanterix also leases office and laboratory space domestically in Bedford, Massachusetts, and internationally in the Netherlands, Sweden, and China. In the first quarter of 2022, Quanterix executed a lease for 85,800 square feet of office and laboratory space in Bedford, Massachusetts. The initial term of the Bedford lease is eight years and nine months beginning on May 1, 2022. Quanterix does not currently occupy one of the two Bedford facilities.

Quanterix believes its facilities are adequate and suitable for its current operations and that, should it be needed, additional or alternative space is available to accommodate its operations.

Legal Proceedings

In the ordinary course of business, Quanterix is from time to time involved in lawsuits, claims, investigations, proceedings, and threats of litigation consisting of intellectual property, contractual, employment, and other matters. While the outcome of any such actions or proceedings cannot be predicted with certainty, as of the date of this proxy statement/prospectus, Quanterix was not party to any legal proceedings, the outcome of which would be expected to have a material adverse effect on its financial condition or results of operations. Regardless of any outcome, litigation can have a material adverse effect on Quanterix due to defense and settlement costs, diversion of management resources, and other factors.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION OF QUANTERIX

This section describes the principal components of the compensation program for Quanterix’s named executive officers. It should be read in conjunction with the other information contained in this proxy statement/prospectus. The following executives were Quanterix’s named executive officers for the fiscal year ended December 31, 2024:

Name	Title
Masoud Toloue, Ph.D.(1)	President and Chief Executive Officer
Vandana Sriram(2)	Chief Financial Officer and Treasurer
(1)	Dr. Toloue became President and Chief Executive Officer on April 25, 2022.
(2)	Ms. Sriram joined Quanterix as Chief Financial Officer and Treasurer on August 21, 2023.

Executive Summary

Compensation Governance Highlights

What Quanterix Does	What Quanterix Doesn’t Do
Reward performance according to pre-established performance goals, subject to Compensation Committee discretion	Permit hedging or pledging of Quanterix Common Stock
Provide a meaningful portion of the compensation of Quanterix’s Chief Executive Officer and other named executive officers through performance-based or at-risk compensation	Include automatic compensation increases or equity grants in Quanterix employment agreements
Establish stock ownership guidelines for Quanterix’s executive officers	Provide for excessive cash severance
The Compensation Committee retains an independent compensation consultant	Provide single trigger change of control benefits
Quanterix holds an annual advisory vote on executive compensation	Provide Quanterix executives with golden parachute tax gross-ups
Cap payouts under Quanterix’s compensation plans to discourage inappropriate risk taking by Quanterix executives Provide for double-trigger change in control severance provisions	Maintain executive pension plans or other retirement programs that are not generally available to all employees

Compensation Program Overview

Quanterix’s Compensation Committee strives to design and implement executive compensation programs that attract, retain, and motivate Quanterix’s executives, while aligning Quanterix’s executives’ interests with Quanterix’s business strategy and the interests of Quanterix’s stockholders.

The compensation of Quanterix’s named executive officers in 2024 consisted of three main elements:

Element	Award Vehicle	Guaranteed vs. At Risk	Performance vs. Time Based
Base Salary	Cash	Guaranteed	Not applicable
Annual Cash Incentive Bonus	Cash	At Risk	Performance-Based
Long-Term Incentive Equity	Restricted Stock Units (“RSUs”) and Stock Options	At Risk	Time-Based

2024 Target Pay Mix

Consistent with Quanterix’s philosophy of aligning executive compensation with its short- and long-term performance, and to foster alignment with stockholder interests, Quanterix’s compensation programs are designed to provide a mix of compensation elements. Although Quanterix does not have a pre-established policy or target for allocating between the various compensation elements, the allocation is influenced by data from Quanterix’s compensation peer group, Quanterix’s short- and long-term objectives and factors specific to individual executives.

The following charts depict the allocation of the compensation elements of our current Chief Executive Officer and Chief Financial Officer in 2024:

Stockholder Advisory Vote on Executive Compensation

At Quanterix’s 2024 annual meeting of stockholders, Quanterix stockholders indicated their support for Quanterix’s executive compensation with 98% of the votes cast being in favor of the Quanterix executive compensation program (“Say-on-Pay”). Quanterix values the opinions of its stockholders, and, for that reason, Quanterix has a Say-on-Pay every year.

Compensation Overview

Compensation Objectives. The primary objectives of the Quanterix executive compensation programs are to:

●	attract, retain and motivate the best possible executive talent;
●	ensure executive compensation is aligned with Quanterix’s corporate strategies and business objectives;
●	promote the achievement of key strategic and financial performance measures by linking incentive-based awards to the achievement of measurable corporate and individual performance goals; and
●	align executives’ incentives with the creation of stockholder value.

To achieve these objectives, the Compensation Committee periodically evaluates Quanterix’s executive compensation programs and seeks to set compensation at levels the Compensation Committee believes are necessary to allow Quanterix to compete for executive talent with other companies in Quanterix’s industry.

Compensation Process

Role and Authority of the Compensation Committee. The Compensation Committee oversees Quanterix’s executive compensation programs. In this role, the Compensation Committee reviews and approves the compensation of Quanterix’s executive officers. The Compensation Committee’s practice has been to establish fiscal year base salaries and to approve annual and long-term incentive awards, on an annual basis. From time-to-time, the Compensation Committee makes other adjustments to individual compensation arrangements due to promotions, changes of responsibilities or other appropriate circumstances.

Under its charter, the Compensation Committee has delegated authority to award equity grants to the Equity Award Subcommittee of the Compensation Committee. The Equity Award Subcommittee currently consists of William Donnelly, Karen Flynn and Ivana Magovčević-Liebisch, all of whom qualify as independent directors and non-employee directors under applicable rules.

Role of Compensation Consultants. The Compensation Committee retained Pay Governance, LLC (“PayGov”) as its independent compensation advisor for 2024. Services provided by PayGov included assistance in reviewing trends in executive compensation, selecting Quanterix’s compensation peer group and designing Quanterix’s executive compensation programs. PayGov also assisted the Compensation Committee in obtaining compensation benchmark data and establishing the target compensation levels of Quanterix’s executive officers. PayGov provides no services to Quanterix other than those performed on behalf of the

Compensation Committee. The Compensation Committee considers the independence of its compensation consultant on an annual basis.

Role of Management. The Compensation Committee receives input from Quanterix’s Chief Executive Officer and other members of Quanterix’s senior management team with respect to compensation programs for Quanterix’s executives. The Compensation Committee also receives input from Quanterix’s Chief Executive Officer on the performance of Quanterix’s other executives and on compensation decisions for those executives. The Compensation Committee considers, but is not bound by and does not always accept, the recommendations of Quanterix’s Chief Executive Officer or the other members of Quanterix’s management team with respect to compensation matters. While Quanterix’s Chief Executive Officer and certain other members of Quanterix’s senior management team typically attend Compensation Committee meetings, the Compensation Committee regularly meets in executive session without management present. Quanterix’s Chief Executive Officer is not present during voting or deliberations on his compensation.

As a general guideline, the Compensation Committee seeks to establish the target total compensation of Quanterix’s executive officers at or slightly above the median of Quanterix’s peers, assuming that Quanterix meets the performance targets established for incentive-based programs. An individual executive’s target compensation may be higher or lower than this guideline based on his or her particular background, experience and performance, market factors and internal equity. These factors are weighed by the Compensation Committee in its judgment, and no one factor takes precedence over the others.

In determining Quanterix’s compensation peer group, the Compensation Committee selects companies that are similar to Quanterix based on criteria such as industry, market capitalization, revenue and revenue growth and number of employees. In establishing the fiscal 2024 compensation of Quanterix’s executive officers, the Compensation Committee reviewed Quanterix’s compensation peer group with the assistance of PayGov. The companies in Quanterix’s fiscal 2024 peer group were as follows:

Adaptive Biotechnologies	OmniAb, Inc.
Castle Biosciences, Inc.	Pacific Biosciences of California, Inc.
Cryoport, Inc.	Quantum-Si incorporated
Cytek Biosciences, Inc.	Seer, Inc.
Maravai LifeSciences Holdings, Inc.	SomaLogic, Inc.
Mesa Laboratories, Inc.	Twist Bioscience Corporation
Nautilus Biotechnology	Veracyte, Inc.

Elements of Quanterix’s Compensation Program

The primary elements of Quanterix’s executive compensation program are base salary, annual cash incentive bonus programs and long-term incentive equity programs.

The Compensation Committee has not adopted a formal policy for allocating between short- and long-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing information provided by its compensation consultant and other relevant information, determines what it believes to be the appropriate level and mix of compensation components.

Base Salary

Base salaries provide fixed compensation to Quanterix’s executives. Generally, Quanterix believes that executive base salaries should be competitive with salaries for executives in similar positions at comparable companies, including those in Quanterix’s compensation peer group. Base salaries are reviewed at least annually by the Compensation Committee and are adjusted from time to time to realign salaries with market levels after considering factors such as individual roles and responsibilities, performance, experience, market conditions, and information from Quanterix’s compensation consultant.

The 2023 and 2024 base salaries for Quanterix’s 2024 named executive officers were as follows:

Executive	2023 Base Salary	2024 Base Salary	% Change
Masoud Toloue, Ph.D..	$600,000	$650,000	8.3%
Vandana Sriram(1)	$440,000	$446,160	1.4%
(1)	Ms. Sriram joined Quanterix as Chief Financial Officer and Treasurer on August 21, 2023, and her 2024 base salary increase was pro-rated based on her start date.

Annual Cash Incentive Bonus Program

Quanterix’s Annual Cash Incentive Bonus Program is designed to encourage Quanterix’s executives, including Quanterix’s named executive officers, to achieve specified corporate and individual performance objectives. The Annual Cash Incentive Bonus Program emphasizes pay for performance and is intended to align executive compensation with the achievement of specified operating results. The structure of the 2024 Annual Cash Incentive Bonus Program was established by the Compensation Committee as follows:

For each of Quanterix’s named executive officers, the target award is multiplied by a corporate performance factor and an individual performance factor to arrive at the actual award.

2024 Annual Cash Incentive Bonus Program Target Awards. The Compensation Committee annually sets individual target awards expressed as a percentage of each participant’s base salary earned during the year. The Compensation Committee takes into account market data and annual cash incentive levels for comparable positions at companies in Quanterix’s compensation peer group. For 2024, the Compensation Committee determined the target incentive opportunities shown below for the named executive officers:

Executive	2024 Target Award (% of Base Salary)
Masoud Toloue, Ph.D.	100%
Vandana Sriram	70%

2024 Annual Cash Incentive Bonus Program Corporate Performance Factor. For 2024, the Compensation Committee approved the calculation of the corporate performance factor based on company performance against specified levels of achievement of revenue, non-GAAP gross margin, cash usage and certain corporate strategic objectives, with each factor weighted at 40%, 20%, 10% and 30%, respectively. The threshold level of achievement for each performance element was set at 0.5x of the target level, and the maximum level of achievement was set at 1.5x of the target level. Each performance metric was calculated on a sliding scale between the threshold, target and maximum values, as applicable. Non-GAAP gross margin is calculated by including shipping and handling costs for product sales within cost of product revenue instead of within selling, general and administrative expenses.

The strategic objectives for 2024 were:

●	menu expansion through the launch of new assays;
●	progress towards a new platform launch;
●	achievement of certain commercial bookings targets;
●	achievement of revenue targets related to certain strategic initiatives; and
●	full remediation of material weaknesses.

Quanterix believes that the performance targets set by the Compensation Committee were established at levels appropriately challenging to attain and that they required considerable and increasing collective effort on the part of Quanterix’s employees, including Quanterix’s named executive officers, to achieve.

Under the annual cash incentive bonus program, the Compensation Committee has discretion to adjust the calculation of company performance to take account of unanticipated or non-routine events or transactions so as to ensure the program appropriately rewards performance and prevents unintended windfalls or penalization to participants. After the end of 2024, the Compensation Committee determined that it was appropriate to adjust the calculation of gross margin performance and cash usage to eliminate the effects of certain non-routine events and developments that were not anticipated when the performance targets were initially set, including, for example, expenses associated with the restatement of Quanterix’s financial statements. These adjustments to gross margin and cash usage performance are reflected in the table below.

The threshold, target, and maximum goals and the associated payout factors for each performance metric, and the actual performance and performance factors with respect to each such metric as applicable to the corporate performance factor were as follows:

	Weight	Threshold (0.5x)	Target (1.0x)	Maximum (1.5x)	Actual		Performance Factor	Weighted Payout
2024 Revenue ($)	40%	$135 million	$143.5 million	$159 million	$137.4 million		0.62x	25%
Non-GAAP Gross Margin(1)	20%	55%	59%	62%	57%	(2)	0.69x	14%
Cash usage	10%	$(30.0) million	$(24.0) million	$(14.0) million	$(25.3) million	(2)	0.83x	8%
Strategic Objectives	30%	Up to 3% each	Up to 6% each	Up to 9% each	28%		0.95x	29%
Total	100%							75%
(1)	For a reconciliation to GAAP, excluding the adjustments referred to in footnote (2), and other pertinent information, refer to page 150 of this proxy statement/prospectus.
(2)

Reflects adjustments approved by the Compensation Committee to eliminate the effect of certain non-routine events and developments that were not anticipated when the performance targets were initially set, as discussed above.

The Committee reviewed Quanterix’s performance against the metrics set forth above and took note of the numerical result of 75% (or 0.75x). The Committee then took into account that Quanterix achieved 12% revenue growth in 2024 in a capital-constrained environment and that Quanterix’s revenue growth outperformed the median 2024 revenue growth of its 2025 proxy peer group, which was 2%, and outperformed the 2024 revenue growth of all but one of its 2025 proxy peers in the life sciences tools and services segment. Additionally, the Compensation Committee considered that Quanterix’s revenue growth was superior to that of certain larger companies in the life sciences tools and services segment, which had growth rates that were predominantly flat to declining. In light of Quanterix’s achievements in 2024 and Quanterix’s overall revenue performance during 2024, the Compensation Committee approved a corporate performance factor of 0.9x.

2024 Annual Cash Incentive Bonus Program Individual Performance Factor. The individual performance factor for Quanterix’s named executive officers was capped at 1.1x for a maximum level of achievement. Each of Quanterix’s named executive officers was assigned personal objectives designed to support Quanterix’s corporate goals and objectives and to be consistent with the executive’s roles and responsibilities.

The individual performance factor for each of Quanterix’s named executive officers was determined by the Compensation Committee based on its assessment of the executive’s individual performance, taking into account the executive’s personal objectives and the recommendation of Quanterix’s Chief Executive Officer (for executives other than himself). For 2024, based on its review of Quanterix’s named executive officers’ respective individual performance, the Compensation Committee established the individual performance factors for Quanterix’s named executive officers as follows: Dr. Toloue - 1.0x and Ms. Sriram - 0.91x.

2024 Annual Cash Incentive Program Actual Awards. Based on the above, Quanterix’s named executive officers received cash payouts under Quanterix’s 2024 Annual Cash Incentive Bonus Program as follows. Payments were determined based on each individual executive’s base salary earned in 2024.

Executive	Target Award (% of Base Salary)	Corporate Performance Factor	Individual Performance Factor	Payment ($)
Masoud Toloue, Ph.D.	100%	0.9x	1.0x	$585,000
Vandana Sriram	70%	0.9x	0.91x	$255,784

2024 Long-Term Incentive Equity Program

A significant portion of Quanterix’s executive compensation is delivered in the form of long-term equity incentive awards. Quanterix believes that equity-based grants provide Quanterix’s executives with a strong link to Quanterix’s long-term performance, create an ownership culture and help to align the interests of Quanterix’s executives and stockholders. In addition, the vesting feature of the equity grants furthers Quanterix’s goal of executive retention by providing an incentive to Quanterix’s executives to remain in Quanterix’s employ during the vesting period. All grants of equity-based awards to Quanterix’s executives are approved by the Equity Award Subcommittee of the Compensation Committee and are made pursuant to Quanterix’s 2017 Employee, Director and Consultant Equity Incentive Plan (the “2017 Plan”). In determining the size of equity-based awards to Quanterix’s executives, the Equity Award Subcommittee considers factors such as scope of responsibility, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such awards, the recommendations of Quanterix’s Chief Executive Officer, equity award levels for similarly situated executives at Quanterix’s peer companies and other market data provided by PayGov, the Compensation Committee’s independent consultant.

Quanterix has historically granted equity awards in the form of stock options and RSUs. Quanterix believes that stock options, which are granted with an exercise price equal to the fair market value of Quanterix Common Stock on the grant date, provide an appropriate long-term incentive for Quanterix’s executives because stock options reward Quanterix executives only to the extent the Quanterix stock price increases over time. Likewise, Quanterix believes that RSUs, the value of which tends to be subject to less variability than stock options, encourage Quanterix executives to take actions that foster long-term stock price appreciation while also encouraging retention.

The Equity Award Subcommittee approved 2024 Long Term Incentive Equity awards for Quanterix’s named executive officers as set forth in the following table:

Executive	2024 Approximate Award Value ($)	Number of Stock Options	Number of RSUs
Masoud Toloue, Ph.D.	$5,200,000	227,262	67,532
Vandana Sriram	$1,900,000	83,038	24,675

The stock options and RSUs granted vest over a four-year period, with one-fourth of each of the stock options and RSUs vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis over the next three years, provided the recipient remains with Quanterix through the applicable vesting date. Stock options were valued according to their Black-Scholes valuation as of the grant date. For Quanterix’s named executive officers, the number of stock options and RSUs awarded was determined on a 70% Option / 30% RSU ratio, which Quanterix believes provides an appropriate balance of incentives for Quanterix’s senior executives.

All awards are granted under a shareholder-approved plan and stock options are granted at an exercise price at or above the closing market price of Quanterix Common Stock on the date of grant. Equity awards, including options, are not granted in anticipation of the release of material non-public information, and the release of material non-public information is not timed on the basis of option or equity grant dates.

Additional detail regarding awards to the named executive officers can be found in the “Summary Compensation Table,” “2024 Fiscal Year Grants of Plan-Based Awards” table and “Outstanding Equity Awards at 2024 Fiscal Year-End” table elsewhere in this section.

Other Benefits

Quanterix provides a broad-based benefit program to Quanterix’s eligible employees. In 2024, Quanterix provided the following benefits to its named executive officers on the same basis as its other eligible employees:

●	health insurance;
●	vacation, holidays and sick days;
●	life insurance and supplemental life insurance;
●	short-term and long-term disability insurance; and
●	a 401(k) retirement plan.

Quanterix believes these benefits are generally consistent with those offered by other companies and specifically with those companies with which Quanterix competes for employees.

Severance and Change of Control Benefits

Dr. Toloue and Ms. Sriram are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of Quanterix. Quanterix considers these severance and change of control benefits to be an important component of Quanterix’s executive compensation program and consistent with competitive market practice. Quanterix believes that providing appropriate severance and change of control benefits helps to attract and retain qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with Quanterix, and by reducing financial uncertainty associated with an unexpected termination or termination following a change of control. Quanterix has provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption “Potential Payments Upon Termination or Change-In-Control” below.

Quanterix’s practice has been to structure change of control benefits so that cash benefits are paid only if the employment of the executive is terminated or if the executive resigns for good reason during specified periods before or after a change of control has occurred. Vesting of equity in connection with a change of control will generally only occur if the executive is not provided with a comparable replacement equity award or if the employment of the executive is terminated or if the executive resigns for a reason during a specified period before or after the change of control (commonly referred to double trigger vesting).

Tax Considerations

The Compensation Committee considers tax and accounting implications in its executive compensation determinations, although in some cases, other important considerations may outweigh tax or accounting considerations, and the Compensation Committee maintains the flexibility to compensate its executive officers in accordance with Quanterix’s compensation philosophy.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally places a limit of $1 million on the amount of compensation that Quanterix may deduct as a business expense in any year with respect to certain of Quanterix’s most highly paid executive officers, subject to certain transition relief applicable to certain arrangements in place as of November 2, 2017, and not materially modified after such date. While the Compensation Committee considers the deductibility of compensation as one factor in determining executive compensation, the Compensation Committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of Quanterix’s stockholders to maintain flexibility in Quanterix’s approach to executive compensation in order to structure a program that Quanterix considers to be the most effective in attracting, motivating and retaining key executives.

If accounting standards change, Quanterix may revise certain programs to appropriately align accounting expenses of Quanterix’s equity awards with Quanterix’s overall executive compensation philosophy and objectives.

Anti-Hedging and Pledging Policy

Quanterix’s policies prohibit its personnel, including Quanterix officers and directors, from entering into any hedging-type transactions with respect to Quanterix stock and from pledging Quanterix stock.

Compensation Clawback Policy

As of December 1, 2023, the Quanterix Board adopted a compensation clawback policy (“Clawback Policy”) in accordance with Section 10D of the Exchange Act and Nasdaq listing standards. The Clawback Policy applies to Quanterix’s current and former executive officers within the meaning of Rule 10D-1(d) of the Exchange Act (“Subject Executive Officers”). In the event Quanterix is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, Quanterix’s policy is to require any such executive officer who received “excess compensation” during the three completed fiscal years preceding the date of preparation of the restatement to repay or forfeit such excess compensation reasonably promptly. “Excess compensation” means any amount of incentive-based compensation (generally, compensation based on stock-price or financial measures) received by such executive officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the applicable accounting restatement, computed without regard to any taxes paid. The Clawback Policy is administered by the Quanterix Board.

In connection with its efforts to remediate a material weakness in its internal control over financial reporting relating to the operating effectiveness of internal controls associated with the accounting for inventory valuation, and while performing closing procedures for the third quarter of 2024, management of Quanterix identified an error related to the capitalization of labor and overhead costs in Quanterix’s inventory balances in prior periods (the “Misstatement”). The error was not caused by any override of controls, misconduct, or fraud. The correction of the Misstatement impacted the previously reported amounts of inventory, cost of product revenue, net loss per common share, and all related financial statement subtotals and totals. As a result of the Misstatement, Quanterix restated its audited Consolidated Financial Statements as of December 31, 2023 and 2022, and for each of the three years in the period ended December, 31 2023, restated unaudited Consolidated Financial Statements for the quarterly and year-to-date (as applicable) periods of 2022 and 2023 and restated unaudited Consolidated Financial Statements for the quarters ended March 31, 2024 and June 30, 2024 (collectively, the “Restatement”). Quanterix concluded that recovery of erroneously awarded compensation was not required under the Clawback Policy as no excess compensation was paid to any Subject Executive Officer for fiscal year 2023, the only restatement period covered under the Clawback Policy, because use of the restated numbers in calculating incentive-based compensation resulted in the same or higher achievement under relevant financial objectives.

Employment Agreements with the Current Named Executive Officers

Dr. Toloue joined Quanterix in June 2021 as President of Quanterix and Diagnostics. Effective April 25, 2022, Dr. Toloue assumed the role of President and Chief Executive Officer and joined the Quanterix Board. In connection with Dr. Toloue’s new role, the Compensation Committee approved an amended and restated employment agreement effective as of April 25, 2022. Under the agreement, Dr. Toloue’s initial annualized base salary was $550,000. Dr. Toloue also was eligible for a target award of 100% of his annual base salary under the 2022 Annual Cash Incentive Bonus Program and he was granted a long-term equity incentive equity award, comprised of stock options and RSUs having an aggregate grant-date fair value of $2,000,000, consisting of 70% stock options and 30% restricted stock units and vesting over a four-year period. Pursuant to this agreement, in the event Quanterix terminates Dr. Toloue’s employment without cause or Dr. Toloue terminates his employment with Quanterix for good reason, he is entitled to continuation of his then-current base salary and health insurance benefits for twelve months, an amount equal to his target bonus for the applicable year and acceleration of any of the unvested portion of his initial equity award that would have vested during the severance period had he remained employed during such time. If such termination occurs within 90 days prior to, or twelve months following, a change in control, he is also entitled to accelerated vesting of all outstanding but unvested equity

In April 2024, the agreement was amended to provide for salary continuation for 24 months if he is terminated without cause, or if he resigns for good reason within the 90-day period immediately preceding or the twelve-month period immediately following a change-in-control.

Ms. Sriram and Quanterix entered into an employment agreement dated August 3, 2023, pursuant to which she joined Quanterix as Chief Financial Officer on August 21, 2023. Under the employment agreement, her initial annualized base salary was $440,000.

Ms. Sriram was also eligible to receive an annual performance bonus with a bonus target of 70% of her annual base salary, based on her actual base salary earned during the year. Ms. Sriram also received an initial sign-on equity award of $800,000, consisting of 70% stock options and 30% restricted stock units and vesting over a four-year period. If Ms. Sriram’s employment is terminated by Quanterix without cause or she resigns for good reason, she will receive continued payment of her base salary for six months, payment of an amount equal to her prorated annual target bonus for the year of termination, acceleration of the unvested portion of her initial equity award that would have vested on or before August 21, 2024, and health benefits continuation for six months. If Ms. Sriram’s employment is terminated by Quanterix without cause or she resigns for good reason within the 90-day period immediately preceding or the twelve-month period immediately following a change of control of Quanterix, in addition to the foregoing she will receive acceleration of vesting for all unvested equity. In April 2024, the agreement was amended to provide for (i) salary continuation for twelve months, (ii) payment of target bonus for the year of termination, (iii) acceleration of vesting of all unvested equity and (iv) continuation of health insurance benefits for twelve months, if she is terminated without cause, or if she resigns for good reason within the 90-day period immediately preceding, or the twelve month period immediately following, a change-in-control of Quanterix.

Executive Officer and Director Compensation Tables

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal years ended December 31, 2024, 2023 and 2022 to Quanterix’s Chief Executive Officer and Chief Financial Officer.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Masoud Toloue, Ph.D.(6)	2024	642,848	—	1,559,989	3,639,998	585,000	5,192	6,433,027
President and Chief	2023	615,385	—	1,647,658	2,352,331	810,000	9,900	5,435,274
Executive Officer	2022	541,346	—	892,113	1,107,883	412,501	3,183	2,957,026
Vandana Sriram(7)	2024	446,222	—	569,993	1,329,999	255,784	15,525	2,617,523
Chief Financial Officer and Treasurer	2023	144,083	—	307,016	492,989	151,511	3,554	1,099,153
(1)	Included in 2023 salary is $21,154 received by Dr. Toloue as a cash payout for accrued vacation time as Quanterix transitioned to an unaccrued, unlimited time-off policy for exempt employees in 2023.
(2)	These amounts represent the aggregate grant date fair value for RSUs granted during such fiscal year.
(3)	These amounts represent the aggregate grant date fair value for option awards granted during such fiscal year, computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. A discussion of the assumptions used in determining grant date fair value for the option awards is included in the notes to Quanterix’s consolidated financial statements for the fiscal year ended December 31, 2024, included in the registration statement of which this proxy statement/prospectus forms a part.
(4)	These amounts represent: (i) for 2024, cash amounts paid in 2025 for services in 2024 under Quanterix’s 2024 Annual Cash Incentive Bonus Plan, (ii) for 2023, cash amounts paid in 2024 for services in 2023 under Quanterix’s 2023 Annual Cash Incentive Bonus Plan and (iii) for 2022, cash amounts paid in 2023 for services in 2022 under Quanterix’s 2022 Annual Cash Incentive Bonus Plan.
(5)	The amounts represent the dollar value of matching contributions under Quanterix’s qualified 401(k) plan.
(6)	Dr. Toloue became President and Chief Executive Officer on April 25, 2022.
(7)	Ms. Sriram joined Quanterix on August 21, 2023 as Chief Financial Officer and Treasurer.

2024 Fiscal Year Grants of Plan-Based Awards

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that we made during the fiscal year ended December 31, 2024 to each of Quanterix’s named executive officers.

Names (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2) (i)	All Other Option Awards: Number of Securities Underlying Options (#)(3) (j)	Exercise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)(4) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
Masoud Toloue, Ph.D.	—	0	650,000	1,072,500	—	—	—	—
	2/2/24	—	—	—	67,532	—	—	1,559,989
	2/2/24	—	—	—	—	227,262	23.10	3,639,998
Vandana Sriram	—	0	312,312	515,315	—	—	—	—
	2/2/24	—	—	—	24,675	—	—	569,993
	2/2/24	—	—	—	—	83,038	23.10	1,329,999
(1)	Reflects potential payouts under Quanterix’s 2024 Annual Cash Incentive Bonus Program. Amounts are based on individual performance factors with a range from 0.0x to 1.1x and a corporate performance factor with a range from 0.5x to 1.5x under the 2024 Annual Cash Incentive Bonus Program.
(2)	Represents RSUs that vest as to 25% on the first anniversary of the grant date, with the remaining 75% vesting in 36 equal monthly installments thereafter.
(3)	Represents non-qualified options that vest as to 25% on the first anniversary of the grant date, with the remaining 75% vesting in 36 equal monthly installments thereafter.
(4)	These amounts represent the aggregate grant date fair value for RSUs and option awards granted during such fiscal year, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value for the option awards is included in the notes to Quanterix’s consolidated financial statements for the fiscal year ended December 31, 2024, included in the registration statement of which this proxy statement/ prospectus forms a part.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31, 2024, including both awards subject to performance conditions and non-performance-based awards, for each of Quanterix’s named executive officers.

	Option Awards (1)						Stock Awards (1)
Names	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Number of Shares or Units or Other Rights That Have Not Vested ($)
Masoud Toloue, Ph.D. President and Chief Executive Officer	58,645	(3)	26,667	(3)	24.40	4/25/2032	—		—	—	—
	—		—		—	—	11,441	(3)	121,618	—	—
	118,894	(4)	140,522	(4)	14.82	2/2/2033	—		—	—	—
	—		—		—	—	60,224	(4)	640,181	—	—
	—		227,262	(5)	23.10	2/2/2034	—		—	—	—
	—		—		—	—	67,532	(5)	717,865	—	—
Vandana Sriram Chief Financial Officer and Treasurer	9,815	(6)	19,640	(6)	24.32	8/21/2033	—		—	—	—
	—		—		—	—	8,416	(6)	89,462	—	—
	—		83,038	(7)	23.10	2/2/2034	—		—	—	—
	—		—		—	—	24,675	(7)	262,295	—	—
(1)	Each of the outstanding equity awards in this table was granted pursuant to the 2017 Plan. All equity awards vest, subject to continued service of the officer, as to 25% on the first anniversary of the grant date and as to the remaining 75% in 36 equal installments monthly thereafter.
(2)	The market value of the stock awards is determined by multiplying the number of shares by $10.63, the closing price of Quanterix Common Stock on The Nasdaq Global Market on December 31, 2024, the last trading day of Quanterix’s fiscal year.
(3)	On April 25, 2022, Dr. Toloue was granted (i) an option to purchase 85,312 shares of Quanterix Common Stock and (ii) 36,562 RSUs.
(4)	On February 2, 2023, Dr. Toloue was granted (i) an option to purchase 259,416 shares of Quanterix Common Stock and (ii) 111,178 RSUs.
(5)	On February 2, 2024, Dr. Toloue was granted (i) an option to purchase 227,262 shares of Quanterix Common Stock and (ii) 67,532 RSUs.
(6)	On August 21, 2023, Ms. Sriram was granted (i) an option to purchase 29,455 shares of Quanterix Common Stock and (ii) 12,624 RSUs.
(7)	On February 2, 2024, Ms. Sriram was granted (i) an option to purchase 83,038 shares of Quanterix Common Stock and (ii) 24,675 RSUs.

Option Exercises and Stock Vested in 2024

The following table shows information regarding exercises of options to purchase Quanterix Common Stock and vesting of RSUs held by each of Quanterix’s named executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2024.

Name	Option Awards		Stock Awards(1)
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Masoud Toloue, Ph.D.	—	—	67,136	1,275,890
Vandana Sriram	—	—	4,208	53,973
(1)	Consists of RSUs.
(2)	The value realized represents the number of RSUs vested multiplied by the closing price of Quanterix Common Stock on the date of vesting. Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon vesting of RSUs because in many cases the shares are not sold upon vesting but continue to be held by the executive officer.

Pension Benefits

Quanterix does not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

Quanterix does not have any nonqualified defined contribution plans or other deferred compensation plans.

Potential Payments upon Termination or Change-In-Control

Quanterix has entered into employment agreements with its named executive officers. These agreements establish the named executive officer’s base salary (subject to adjustment), eligibility to participate in the incentive bonus plan, eligibility for annual long-term equity awards and standard employee benefits.

These agreements also provide for certain severance payments and benefits in connection with the named executive officer’s termination of employment under various circumstances, subject, in each case, to the officer’s execution of a general release of claims, in a form acceptable to Quanterix, and compliance with certain restrictive covenants. The material terms and conditions of these agreements are summarized below.

Masoud Toloue, Ph.D.

Dr. Toloue joined Quanterix in June 2021 as President of Quanterix and Diagnostics. Effective April 25, 2022, Dr. Toloue assumed the role of President and Chief Executive Officer of Quanterix and joined the Quanterix Board. In connection with Dr. Toloue’s new role, the Quanterix Compensation Committee approved an amended and restated employment agreement effective as of April 25, 2022. Under the agreement, Dr. Toloue’s initial annualized base salary was $550,000. Dr. Toloue also was eligible for a target award of 100% of his annual base salary under the 2022 Annual Cash Incentive Bonus Program and he was granted a long-term equity incentive equity award, comprised of stock options and RSUs having an aggregate grant-date fair value of $2,000,000, consisting of 70% stock options and 30% restricted stock units and vesting over a four-year period. Pursuant to this agreement, in the event Quanterix terminates Dr. Toloue’s employment without cause or Dr. Toloue terminates his employment with Quanterix for good reason, he is entitled to continuation of his then-current base salary and health insurance benefits for twelve months, an amount equal to his target bonus for the applicable year and acceleration of any of the unvested portion of his initial equity award that would have vested during the severance period had he remained employed during such time. If such termination occurs within 90 days prior to, or twelve months following, a change in control, he is also entitled to accelerated vesting of all outstanding unvested equity awards. In April 2024, the agreement was amended to provide for salary continuation for 24 months if he is terminated without cause, or if he resigns for good reason within the 90-day period immediately preceding or the twelve-month period immediately following a change-in-control.

Vandana Sriram

Ms. Sriram and Quanterix entered into an employment agreement dated August 3, 2023, pursuant to which she joined Quanterix as Chief Financial Officer and Treasurer on August 21, 2023. Under the employment agreement, her initial annualized base salary was $440,000. Ms. Sriram was also eligible to receive an annual performance bonus with a bonus target of 70% of her annual base salary, based on her actual base salary earned during the year. Ms. Sriram also received an initial sign-on equity award of $800,000, consisting of 70% stock options and 30% restricted stock units and vesting over a four-year period. If Ms. Sriram’s employment is terminated by Quanterix without cause or she resigns for good reason, she will receive continued payment of her base salary for six months, payment of an amount equal to her prorated annual target bonus for the year of termination, acceleration of the unvested portion of her initial equity award that would have vested on or before August 21, 2024, and health benefits continuation for six months. If Ms. Sriram’s employment is terminated by Quanterix without cause or she resigns for good reason within the 90-day period immediately preceding or the twelve-month period immediately following a change of control of Quanterix, in addition to the foregoing she will receive acceleration of vesting for all unvested equity. In April 2024, the agreement was amended to provide for (i) salary continuation for twelve months, (ii) payment of target bonus for the year of termination, (iii) acceleration of vesting of all unvested equity and (iv) continuation of health insurance benefits for twelve months, if she is terminated without cause, or if she resigns for good reason within the 90-day period immediately preceding or the twelve month period immediately following a change-in-control of Quanterix.

Payments upon a Triggering Event

The following table provides information regarding the amounts payable under the agreements described above for termination without cause or by the named executive officer for good reason and assuming the termination occurred on December 31, 2024.

Name	Base Salary ($)	Lump Sum Bonus Payments ($)	Continuation of Group Health Plan Benefits ($)	Value of Equity Awards ($)	Total ($)
Masoud Toloue, Ph.D.	650,000	650,000	31,109	—	1,331,109
Vandana Sriram	223,080	312,312	15,555	—	550,947

The following table provides information regarding the amounts payable under the employment agreements described above for termination without cause or by the named executive officer for good reason following a change in control and assuming the termination occurred on December 31, 2024.

Name	Base Salary ($)	Lump Sum Bonus Payments ($)	Continuation of Group Health Plan Benefits ($)	Value of Equity Awards ($)(1)	Total ($)
Masoud Toloue, Ph.D.	1,300,000	650,000	31,109	1,479,664	3,460,773
Vandana Sriram	446,160	312,312	31,109	351,757	1,141,338
(1)	The exercise prices of all options held by the named executive officers as of December 31, 2024 were in each case higher than $10.63, the closing price of a share of Quanterix Common Stock on December 31, 2024, so such options were ascribed no value. The value of RSUs that would have vested due to a triggering event has been calculated by taking $10.63, the closing price of a share of Quanterix Common Stock on December 31, 2024, and multiplying it by the number of shares underlying RSUs that would have vested due to the triggering event.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, Quanterix is providing the following information about the ratio of the annual total compensation of Quanterix’s “median” employee to the annual total compensation of its Chief Executive Officer, Masoud Toloue, Ph.D., for 2024.

For 2024, we have used the same median employee that was identified for 2023 since there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure. See our 2024 proxy statement for information regarding the process we utilized to identify our “median employee.”

Quanterix collected annual total compensation data for its median employee for 2024 using the same methodology it used for its named executive officers as disclosed in the Summary Compensation Table above. The annual total compensation of Quanterix’s median employee for 2024 was $131,871, and Quanterix’s CEO’s compensation as reported in the Summary Compensation Table was $6,433,027, resulting in a ratio of 1:48.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described above. Given that companies may use a range of methodologies to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Pay versus Performance Disclosure

As required by Item 402(v) of Regulation S-K, Quanterix is providing information about the relationship between the compensation of Quanterix’s current and former principal executive officers (“PEOs”) and other named executive officers and certain Company financial performance measures.

The dollar amounts reported below representing “compensation actually paid” have been calculated in accordance with the requirements of Item 402(v) of Regulation S-K. These figures do not reflect the actual amounts of compensation paid to the officers identified during such fiscal years and are based on equity valuation assumptions required by the SEC, which may not reflect actual amounts realized or realizable at vesting or exercise, as applicable.

							Value of Initial Fixed $100 Investment Based On:
Year	Summary Compensation Table Total for E. Kevin Hrusovsky(1) ($)	Summary Compensation Table Total for Masoud Toloue, Ph.D.(2) ($)	Compensation Actually Paid to E. Kevin Hrusovsky(1)(3) ($)	Compensation Actually Paid to Masoud Toloue, Ph.D.(2)(3) ($)	Average Summary Compensation Table Total for Non-PEO NEOs(4) ($)	Average Compensation Actually Paid to Non-PEO NEOs(4)(5) ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return(6) ($)	Net Income (Loss) ($ in millions)		Revenues ($ in millions)
2024	n/a	6,433,027	n/a	1,346,679	2,617,523	1,200,871	44.99	118.20	(38.5)		137.4
2023	n/a	5,435,274	n/a	10,859,697	1,611,175	3,072,778	115.70	118.87	(28.4)	*	122.4
2022	1,921,523	2,9957,026	(3,807,926)	1,699,747	1,210,719	(470,362)	58.61	113.65	(99.6)	*	105.5
2021	4,208,194	n/a	7,594,456	n/a	1,495,417	217,434	179.43	126.45	(55.5)	*	110.6
2020	3,520,397	n/a	10,186,102	n/a	1,855,751	3,342,174	196.78	126.42	(31.5)		86.4

*As restated

(1)	Mr. Hrusovsky served as Chief Executive Officer until April 25, 2022 and as Executive Chairman from April 25, 2022 until August 8, 2022.
(2)	Dr. Toloue became President and Chief Executive Officer on April 25, 2022.

(3)	The following adjustments were made to the designated PEO’s compensation to calculate the amounts shown as “compensation actually paid” for the periods indicated:

Year	PEO Name	Summary Compensation Table Total ($)	Less Grant Date Fair Value of Equity Awards Granted during Applicable Year ($)	Plus Year-end Fair Value of Equity Awards Granted during Applicable Year ($)	Plus Change in Fair Value as of Year - end of any Prior Year Awards that Remain Unvested as of Year-End ($)	Plus Change in Fair Value as of the Vesting Date of any Prior Year Awards that Vest during Applicable Year ($)	Less Prior Year- end Fair Value of Awards Granted in Prior Year that Failed to Meet Vesting Conditions during Applicable Year ($)	Total Equity Value Reflected in Compensation Actually Paid Calculation ($)
2024	Masoud Toloue, Ph.D.	6,433,027	5,199,987	2,420,861	(1,990,327)	(316,895)	—	(5,086,348)
2023	Masoud Toloue, Ph.D.	5,435,274	3,999,989	7,923,070	1,250,477	250,865	—	5,424,423
2022	Masoud Toloue, Ph.D.	2,957,026	1,999,996	1,234,526	(323,502)	(168,307)	—	(1,257,279)
2022	E. Kevin Hrusovsky	1,921,523	1,400,007	864,173	—	(372,494)	4,821,121	(5,729,449)
2021	E. Kevin Hrusovsky	4,208,194	3,008,520	1,726,302	50,554	4,617,926	—	3,386,262
2020	E. Kevin Hrusovsky	3,520,397	2,185,995	3,790,803	2,779,333	2,281,563	—	6,665,705
(4)	The dollar amounts represent the average of the amounts reported for the following named executive officers as a group (excluding Quanterix’s PEOs):

2020	2021	2022	2023	2024
Amol Chaubal	Masoud Toloue, Ph.D.	Michael Doyle	Michael Doyle	Vandana Sriram
William Geist	Michael Doyle	John Fry	Vandana Sriram
	Amol Chaubal	Mark Roskey, Ph.D.
John Fry
William Geist
Dawn Mattoon
Shawn Stetson
(5)	The following adjustments were made to calculate the amounts shown as “average compensation actually paid” for the periods indicated:

Year	NEO Names		Summary Compensation Table Total (Average) ($)	Less Grant Date Fair Value of Equity Awards Granted during Applicable Year (Average) ($)	Plus Year- end Fair Value of Equity Awards Granted during Applicable Year (Average) ($)	Plus Change in Fair Value as of Year- end of any Prior Year Awards that Remain Unvested as of Year -End (Average) ($)	Plus Change in Fair Value as of the Vesting Date of any Prior Year Awards that Vest during Applicable Year (Average) ($)	Less Prior Year-end Fair Value of Awards Granted in Prior Year that Failed to Meet Vesting Conditions during Applicable Year (Average) ($)	Total Equity Value Reflected in Average Compensation Actually Paid Calculation ($)
2024	See footnote	(4)	2,617,523	1,899,992	884,543	(226,263)	(174,940)	—	(1,416,652)
2023	See footnote	(4)	1,611,175	1,150,002	1,935,392	589,183	87,031	—	1,461,603
2022	See footnote	(4)	1,210,719	761,790	375,346	(118,480)	(132,737)	1,043,421	(1,681,081)
2021	See footnote	(4)	1,495,417	995,666	504,941	3,663	357,701	1,148,621	(1,277,982)
2020	See footnote	(4)	1,855,751	260,261	1,382,396	266,491	97,824	—	1,486,423
(6)	The peer group used is the NASDAQ Biotechnology Index, Quanterix’s peer group used for purposes of Item 201(e) of Regulation S-K.

Comparison of “Compensation Actually Paid” to Quanterix’s Total Shareholder Return (“TSR”)

Quanterix’s TSR was $196.78, $179.43, $58.61, $115.70 and $44.99 for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively. Mr. Hrusovsky’s “compensation actually paid” was $10.2 million, $7.6 million and $(3.8) million for the years ended December 31, 2020, 2021, and 2022, respectively, and Dr. Toloue’s “compensation actually paid” was $1.7 million, $10.9 million and $1.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. The average “compensation actually paid” to Quanterix’s other named executive officers was $3.3 million, $0.2 million, $(0.5) million, $3.1 million and $1.2 million for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively. Quanterix’s TSR decreased from December 31, 2020 to December 31, 2022, increased from December 31, 2022 to December 31, 2023, and decreased from December 31, 2023 to December 31, 2024, and “compensation actually paid” to Quanterix’s principal executive officers and average “compensation actually paid” to Quanterix’s other named executive officers decreased between 2020 and 2022, increased in 2023 to a level commensurate with 2020 and decreased significantly from 2023 to 2024.

Comparison of “Compensation Actually Paid” to Net Income (Loss)

Quanterix’s net loss was approximately $31.5 million in 2020, $55.5 million in 2021, $99.6 million in 2022, $28.4 million in 2023 and $38.5 million in 2024. Mr. Hrusovsky’s “compensation actually paid” was $10.2 million, $7.6 million and $(3.8) million for the years ended December 31, 2020, 2021 and 2022, respectively, and Dr. Toloue’s “compensation actually paid” was $1.7 million, $10.9 million and $1.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. The average “compensation actually paid” to Quanterix’s other named executive officers was $3.3 million, $0.2 million, $(0.5) million, $3.1 million and $1.2 million for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively. Quanterix’s net loss increased over the first three years reported, decreased significantly for the fourth year reported and increased in 2024, and “compensation actually paid” to Quanterix’s principal executive officers and average “compensation actually paid” to Quanterix’s other named executive officers decreased between 2020 and 2022, increased in 2023 to a level commensurate with 2020 and decreased significantly from 2023 to 2024.

Comparison of “Compensation Actually Paid” to Company-Selected Measure (Revenues)

Quanterix’s revenues were approximately $86.4 million in 2020, $110.6 million in 2021, $105.5 million in 2022, $122.4 million in 2023 and $137.4 million in 2024. Mr. Hrusovsky’s “compensation actually paid” was $10.2 million, $7.6 million and $(3.8) million for the years ended December 31, 2020, 2021, and 2022, respectively, and Dr. Toloue’s “compensation actually paid” was $1.7 million, $10.9 million and $1.3 million for the years ended December 31, 2022, 2023 and 2024, respectively. The average “compensation actually paid” to Quanterix’s other named executive officers was $3.3 million, $0.2 million, $(0.5) million, $3.1 million and $1.2 million for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively. Quanterix’s revenues increased 28% from 2020 to 2021, decreased 5% from 2021 to 2022, increased by 16% from 2022 to 2023 and increased by12% from 2023 to 2024, and “compensation actually paid” to Quanterix’s principal executive officers and average “compensation actually paid” to Quanterix’s other named executive officers decreased between 2020 and 2022, increased in 2023 to a level commensurate with 2020 and decreased significantly from 2023 to 2024.

TSR versus Peer Group TSR

The graph below shows Quanterix’s cumulative TSR over the five-year period ended December 31, 2024 as compared to that of the NASDAQ Biotechnology Index.

TOTAL SHAREHOLDER RETURN*

Between Quanterix Corporation

and the NASDAQ Biotechnology Index

*	$100 invested on 12/31/19 in stock or index, including reinvestment of dividends. Fiscal year ended December 31.

Most Important Financial and Other Performance Measures

Quanterix has identified the following financial and other performance measures as being the most important in linking actual compensation paid to executives to Quanterix’s performance for the most recently completed fiscal year:

1.	Revenues
2.	Non-GAAP gross margin
3.	Strategic objectives

See the section captioned “Quanterix’s Executive Compensation-Elements of Quanterix’s Compensation Program-Annual Cash Incentive Bonus Program” for more information about these measures.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2024 to each of Quanterix’s non-employee directors. Directors who are employed by Quanterix are not compensated for their service on the Quanterix Board.

Name	Fees Earned or Paid in Cash ($)(5)	Stock Awards ($)(6)	Option Awards ($)(6)	All Other Compensation ($)	Total ($)
Brian J. Blaser (1)	16,216	120,000	80,000	—	216,216
William P. Donnelly	51,269	120,000	80,000	—	251,269
Jeffrey T. Elliott (2)	15,968	240,000	160,000	—	415,968
Karen A. Flynn	56,813	120,000	80,000	—	256,813
Sarah E. Hlavinka	59,969	120,000	80,000	—	259,969
Martin D. Madaus, Ph.D.	95,000	120,000	80,000	—	295,000
Ivana Magovčević-Liebisch, Ph.D., J.D. (3)	11,747	240,000	160,000	—	411,747
Paul M. Meister	59,969	120,000	80,000	—	259,969
Laurie J. Olson (4)	23,375	120,000	80,000	—	223,375
David R. Walt, Ph.D.	47,500	120,000	80,000	—	247,500
(1)	Mr. Blaser resigned from the Quanterix Board, effective May 3, 2024.
(2)	Mr. Elliott was appointed to the Quanterix Board, effective August 19, 2024.
(3)	Dr. Magovčević-Liebisch was appointed to the Quanterix Board, effective October 2, 2024.
(4)	Ms. Olson resigned from the Quanterix Board, effective June 3, 2024.
(5)	William Donnelly, Sarah Hlavinka and Paul Meister elected to receive these fees in the form of Quanterix Common Stock in lieu of cash in accordance with Quanterix’s non-employee director compensation policy. See the section titled “—Non-Employee Director Compensation Policy” below.
(6)	These amounts represent the aggregate grant date fair value for RSUs and option awards granted to each director in the fiscal year ended December 31, 2024, computed in accordance with FASB ASC Topic 718. For Mr. Elliott and Dr. Magovčević-Liebisch, the amounts represent an equity award with an aggregate value of $400,000 upon their appointment to the Board, and for the other directors, the amounts represent their annual equity award with an aggregate value of $200,000. A discussion of the assumptions used in determining grant date fair value for the option awards is included in the notes to Quanterix’s consolidated financial statements for the fiscal year ended December 31, 2024, included in the registration statement of which this proxy statement/prospectus forms a part. The following table shows the aggregate number of stock options held by each of Quanterix’s non-employee directors as of December 31, 2024:

Name	Aggregate Number of Shares Subject to Stock Options
William P. Donnelly	18,768
Jeffrey T. Elliott	25,908
Karen A. Flynn	38,377
Sarah E. Hlavinka	54,138
Martin D. Madaus, Ph.D.	54,138
Ivana Magovčević-Liebisch, Ph.D., J.D.	27,689
Paul M. Meister	54,138
David R. Walt, Ph.D.	54,138

Non-Employee Director Compensation Policy

Quanterix’s non-employee director compensation policy (the “Policy”) effective for 2024 provided for: (A) the annual payment of $40,000 to each of Quanterix’s non-employee directors, or $80,000 in the case of the Chairman or Lead Director; (B) $10,000 to each member of Quanterix’s Audit Committee, or $20,000 in the case of the chairperson; (C) $7,500 to each member of Quanterix’s Compensation Committee, or $15,000 in the case of the chairperson; and (D) $5,000 to each member of Quanterix’s Nominating and

Governance Committee, or $10,000 in the case of the chairperson; in each case quarterly in arrears. Each non-employee director may elect to receive these payments in the form of Quanterix Common Stock in lieu of cash.

The Policy also provides that each non-employee director be granted, on the first trading day of each fiscal year, an annual equity award valued at $200,000, rounded to the nearest whole share. This equity award is comprised of (A) 60% non-qualified stock options to purchase Quanterix Common Stock at an exercise price equal to the fair market value as of such grant date and (B) 40% RSUs. The number of options is determined using Quanterix’s standard Black-Scholes valuation methodology. The number of RSUs is determined by dividing total value of the RSUs by the fair market value of Quanterix Common Stock on such grant date. The annual stock options and RSUs vest in full on December 31 of the year in which such awards were granted, provided that the non-employee director is still a director on the applicable vesting date.

In addition, under the Policy, each new non-employee director receives an award valued at $400,000 upon his or her initial election or appointment. The award is comprised of (A) 60% non-qualified stock options to purchase Quanterix Common Stock at an exercise price equal to the fair market value of Quanterix Common Stock as of such grant date and (B) 40% RSUs. The number of options is determined using Quanterix’s standard Black-Scholes valuation methodology. The number of RSUs is determined by dividing total value of the RSUs by the fair market value of Quanterix Common Stock on such grant date. The initial stock options vest over three years from the date of grant, with one-third vesting on the first anniversary of the applicable grant date and the remainder vesting over the following two years in 24 successive equal monthly installments at the end of each month until the third anniversary of such grant date, provided that the non-employee director is still a director on the applicable vesting date. The RSUs granted to each new non-employee director vest over a three-year period, with one-third vesting on each of the first, second and third anniversaries of the applicable grant date, provided that the non-employee director is still a director on the applicable vesting date.

Effective January 1, 2025, the Policy was amended to provide for the annual payment of $50,000 to each of Quanterix’s non-employee directors, or $95,000 in the case of the Chairman or Lead Director. All other terms of the Policy were unchanged.

Quanterix reimburses in full each non-employee director for all reasonable out-of-pocket expenses incurred in attending each meeting of the Quanterix Board or its committees. Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in Quanterix restated certificate of incorporation and restated bylaws.

Stock Ownership Guidelines for Non-Employee Directors and Executive Officers

In order to further align the interests of Quanterix’s non-employee directors and executive officers with the interests of Quanterix stockholders and to promote Quanterix’s commitment to sound corporate governance, the Quanterix Board maintains the following stock ownership guidelines for its non-employee directors and executive officers. For those individuals who have served since October 9, 2019, attainment was first required as of October 9, 2024, and all such individuals were in compliance as of such date.

Stock Ownership Guideline	Non-Employee Director	5x annual base cash retainer
	CEO	6x annual base salary
	Executive Officers Other than CEO	3x annual base salary
Attainment Period	Five years from the later of: • Appointment/election to applicable position; and • October 9, 2019.
Stock Owned for Purposes of Ownership Guidelines

•

Stock acquired on the open market;

•

Stock acquired through the exercise of options;

•

Restricted stock, RSUs and stock options, whether vested or unvested; and

•

Stock acquired through Company benefit plans.

Holding Requirement	50% of “net of tax” vested shares must be held until the ownership guideline is met.
Administration

The stock ownership guidelines are administered by the Compensation Committee, which evaluates compliance on an annual basis. Non-compliance arising from special circumstances, such as fluctuations in Quanterix’s stock price, changes in a participant’s compensation, and the personal financial situation of a participant, are reviewed by the Compensation Committee.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain aggregate information with respect to all of Quanterix’s equity compensation plans in effect as of December 31, 2024.

	(a)		(b)		(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	4,680,740	(2)	$15.18	(2)	4,235,498	(3)
Equity compensation plans not approved by security holders	—		—		—
Total	4,680,740	(2)	$15.18	(2)	4,235,498	(3)
(1)	These plans consist of Quanterix’s 2007 Stock Option and Grant Plan, as amended, the 2017 Plan and the 2017 Employee Stock Purchase Plan (“ESPP”).
(2)	Consists of (i) 3,564,855 outstanding options with a weighted average exercise price of $19.94 per share and (ii) 1,115,885 outstanding RSUs with a weighted average exercise price of $0 per share.
(3)	Consists of 2,234,283 shares of Quanterix Common Stock available under the 2017 Plan and 2,001,215 shares of Quanterix Common Stock available under the ESPP. Does not include an additional 1,542,913 shares of Quanterix Common Stock reserved for future issuance under the 2017 Plan effective January 1, 2024 by operation of the 2017 Plan’s “evergreen” provision and an additional 385,728 shares of Quanterix Common Stock reserved for future issuance under the ESPP effective January 1, 2024 by operation of the ESPP’s “evergreen” provision.

CERTAIN RELATIONSHIPS AND COMMERCIAL ARRANGEMENTS BETWEEN

QUANTERIX AND AKOYA

Except as described in this proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors or the sale or other transfer of a material amount of assets during the three immediately preceding calendar years between Quanterix or its affiliates, on the one hand, and Akoya or its affiliates, on the other hand. A summary of the Merger Agreement is set forth under the section titled “The Merger Agreement.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF QUANTERIX

The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Quanterix for the quarter ended March 31, 2025 and the years ended December 31, 2024 and 2023. For a full understanding of Quanterix’s financial condition and results of operations, this discussion and analysis should be read in conjunction with Quanterix’s Consolidated Financial Statements and accompanying notes included in the section titled “Financial Statements of Quanterix” of this proxy statement/prospectus. Certain columns and rows may not add due to the use of rounded numbers. Percentages presented are calculated from the underlying unrounded numbers. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Quanterix’s actual results, performance, or experience may differ materially from those discussed below due to various important factors, risks, and uncertainties, including, but not limited to, those set forth under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included in this proxy statement/prospectus. Unless the context otherwise requires, the terms “Quanterix” or “it,” in this section refer to Quanterix Corporation and its consolidated subsidiaries.

Overview

Quanterix is a life sciences company that develops and commercializes next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. Quanterix’s platforms are based on Quanterix’s proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of Quanterix’s Simoa platforms to detect proteins in the femtomolar range enables the development of novel therapies and diagnostics and has the potential to identify early-stage disease markers before symptoms appear to facilitate a paradigm shift in healthcare from an emphasis on later-stage treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention. Quanterix’s Simoa platforms have achieved significant commercial adoption with an installed base of over 1,000 instruments, and scientific validation with citations in more than 3,200 scientific publications in areas of high unmet medical need and research interest such as neurology, oncology and immunology, and inflammation.

Quanterix’s instruments are designed to be used either with assays fully developed by Quanterix, including all antibodies and supplies required to run the assays, or with “homebrew” assay kits where Quanterix supplies some of the components required for testing, and the customer supplies the remaining required elements. Accordingly, Quanterix’s installed instruments generate a recurring revenue stream through the sale of these consumables. As the installed base of the Simoa instruments increases, Quanterix expects total consumables revenue to increase.

Quanterix commercially launched Quanterix’s HD-X instrument in the second half of 2019. The HD-X is an upgraded version of the Simoa HD-1 (Quanterix’s first Simoa instrument, launched in January 2014), collectively “HD Instruments”, that is designed to deliver significant productivity and operational efficiency improvements, as well as greater user flexibility. The HD-X uses Quanterix’s bead-based technology and assays run on the HD-X are fully automated. At December 31, 2024, approximately 84% of the HD Instrument installed base were HD-X instruments.

Further, Quanterix launched its SR-X instrument in 2017 as a compact desktop instrument with a lower price point, more flexible assay preparation, and a wider range of applications. The SR-X utilizes the same Simoa bead-based technology and assay kits as the HD-X.

With the acquisition of Aushon BioSystems, Inc. in 2018, Quanterix acquired their CLIA certified laboratory and their proprietary sensitive planar array detection technology. The CLIA are federal regulatory standards that apply to all clinical laboratory testing performed on humans in the United States (with the exception of research testing that does not report patient specific results). Leveraging the proprietary sophisticated Simoa image analysis and data analysis algorithms, Quanterix further refined the planar array technology to develop the SP-X instrument to provide sensitivity similar to that found in Quanterix’s Simoa bead-based platform. Quanterix commercially launched the SP-X instrument in 2019.

Quanterix’s wholly owned subsidiary Uman, a company located in Umeå, Sweden, supplies neurofilament light NfL, antibodies, and enzyme-linked immunoassay ELISA kits, which are used by researchers and biopharmaceutical and diagnostics companies world-wide in the detection of NfL to advance the development of therapeutics and diagnostics for neurodegenerative conditions.

Quanterix also provides contract research services for customers and LDT services through Quanterix’s CLIA-certified Accelerator Laboratory. The Accelerator Laboratory provides customers with access to Quanterix’s Simoa technology and its Lucent Diagnostics clinical testing services, and supports multiple projects and services, including sample testing, homebrew assay development, custom assay development, and blood-based biomarker testing. To date, Quanterix has completed over 2,400 projects for more than 500 customers from all over the world using its Simoa platforms.

Quanterix has an extensive base of customers including pharmaceutical, biotechnology, contract research organizations, academic and governmental research institutions. Quanterix sells its instruments, consumables, and services through a direct field sales and support organizations in North America and Europe, and through Quanterix’s own sales force and distributors in additional countries, including Australia, Brazil, China, Czech Republic, India, Hong Kong, Israel, Japan, New Zealand, Qatar, Saudi Arabia, Singapore, South Africa, South Korea, Taiwan, and the United Arab Emirates.

As of March 31, 2025, Quanterix had cash, cash equivalents, and marketable securities of $266.9 million and restricted cash of $2.6 million. Since inception, Quanterix has incurred annual net losses. Quanterix’s net losses were $20.5 million and $11.2 million for the three months ended March 31, 2025 and 2024, respectively. As of March 31, 2025, Quanterix had an accumulated deficit of $490.6 million and stockholders’ equity of $316.4 million.

Quanterix expects to incur significant expenses and operating losses at least through the next 24 months, and Quanterix expects its expenses to increase substantially as it:

●	expands its sales and marketing efforts to further commercialize Quanterix’s products;
●	expands Quanterix’s research and development efforts to improve its existing, or to develop and launch, new assays and instruments, including Simoa ONE. These expenses could be particularly significant if any of its products become subject to additional or more burdensome regulation by FDA;
●	invests in Lucent Diagnostics, additional LDTs, and other diagnostics initiatives including entry into translational pharma and clinical diagnostic markets;
●	seeks PMA or 510(k) clearance from the FDA for Quanterix’s existing products or new products, including new assays and instruments, if or when it decides to market products for use in the prevention, diagnosis, or treatment of a disease or other condition;
●	strategically acquires and integrates companies or technologies that may be complementary to Quanterix’s business, including Akoya;
●	is required to pay any earnouts under the agreement to acquire Emission, Inc. acquisition agreement, which are contingent upon completion of certain technical milestones and the achievement of certain performance milestones;
●	enters into collaboration arrangements, or in-license other products and technologies; and
●	adds or enhances operational, financial, and management information systems.

Quanterix believes the acquisition of Akoya, if completed on the terms described in this proxy statement/prospectus, and subsequent integration activities should, over time, generate synergies that will offset the expenses and operating losses Quanterix otherwise expects to incur.

On May 12, 2025, Quanterix announced a plan to reduce its operating costs by approximately $15 million in 2025, with annualized savings of $30 million, which includes approximately $15 million of the annual cost synergies from the Merger. Accordingly, the total annual cost savings in the Combined Company is now expected to be approximately $55 million. Quanterix expects that these cost savings will be driven primarily by the elimination of duplicative corporate structures, streamlined commercial infrastructure, increased operational efficiencies, process improvements and footprint optimization. Quanterix expects that these initiatives and expected cost synergies from the Merger will accelerate its path to profitability, including generating expected positive free cash flow in 2026.

In addition, for the trailing-12 months ending March 31, 2025, the Combined Company generated revenue of approximately $214 million on a pro forma basis, and with more than $297 million in combined cash as of the quarter ended March 31, 2025, Quanterix expects to have approximately $160 million in cash with no expected debt at the time of closing, after accounting for debt repayment, transaction costs, and a $9 million payment for its acquisition of Emission. Therefore, Quanterix is expected to have financial flexibility to advance its global diagnostic testing infrastructure, including for Alzheimer’s disease and other growth opportunities such as Akoya’s advancement into the companion diagnostics segment.

Recent Business Developments

Cost Reduction Actions

On May 12, 2025, Quanterix announced a plan to reduce operating costs and preserve cash. As part of this plan, Quanterix will reduce its operating expenses by approximately $15 million in 2025, with annualized savings of $30.0 million, or 15% of Quanterix’s cost base. Approximately $9.0 million of the $15.0 million savings will be realized from headcount actions. The remaining savings will be realized from a reduction in other costs. The reduction-in-force is expected to be substantially completed by the end of the second quarter of 2025.

Quanterix expects to incur expenses of approximately $1.5 million related to the reduction-in-force, substantially all of which will be cash expenditures incurred in 2025 for severance.

ISO 13485 Certification

On January 31, 2025, Quanterix received ISO 13485 certification for its operations in Billerica, Massachusetts. ISO 13485 certification indicates that a company has implemented a quality management system that meets international requirements for medical device manufacturing.

Acquisition of Emission Inc.

On January 8, 2025, Quanterix acquired all of the issued and outstanding shares of capital stock of Emission (the “Emission Transaction”), a life sciences manufacturing company based in Georgetown, Texas, that produces large-scale, highly-uniform dye-encapsulating magnetic beads designed for low and mid-plex assays and a mid-plex platform that reads its proprietary beads.

The transaction is part of Quanterix’s plans to secure the use of Emission’s highly controlled beads in Quanterix’s next generation platforms and expansion into a new multi-plex segment targeting third-party original equipment manufacturer customers. Under the Emission Transaction, Quanterix made an upfront payment of $9.0 million, with up to an additional $1.0 million payable at the end of the holdback period and an additional $10.0 million payable upon completion of certain technical milestones. Additionally, the Emission Shareholders may receive up to an additional $50.0 million in earnout payments through December 31, 2029, contingent upon the achievement of certain performance milestones.

In connection with the closing of the Emission Transaction, the parties entered into the Option Agreement, in which the Emission Shareholders have the right to repurchase all of the outstanding capital stock of Emission for $10.0 million after five years if Emission’s revenues do not exceed $5.0 million in any one year during such five-year period. If the Emission Shareholders exercise the right to repurchase Emission under the Option Agreement and consummate the repurchase, Quanterix will retain a perpetual, fully-paid, irrevocable license to all Emission intellectual property required to continue to manufacture and commercialize Quanterix’s products.

Agreement to Acquire Akoya Biosciences, Inc.

On January 9, 2025, Quanterix entered into the Original Merger Agreement to acquire Akoya, a life sciences technology company based in Marlborough, Massachusetts delivering spatial biology solutions through the power of spatial phenotyping. On April 28, 2025, Quanterix, Akoya and Merger Sub entered into the Merger Agreement, which amended and restated, and superseded, the Original Merger Agreement. Spatial phenotyping refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Akoya commercializes proprietary instrument platforms, reagents, software, and services that offer end-to-end solutions to perform tissue analysis and spatial phenotyping from discovery through translational and clinical research and diagnostics. The transaction is part of Quanterix’s plans to establish the first fully integrated technology ecosystem to identify and measure biomarkers across tissue and blood, expand its technology offerings into oncology and immunology, and expand its portfolio of lab service offerings.

Pursuant to the Merger Agreement, a newly formed, wholly owned subsidiary of Quanterix will merge with and into Akoya, with Akoya continuing as the surviving corporation and becoming a wholly owned subsidiary of Quanterix. Upon completion of the Merger, each issued and outstanding share of Akoya Common Stock will be converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as may be adjusted in accordance with the Merger Agreement) and (B) $0.38 in cash, without interest(as may be adjusted in accordance with the Merger Agreement). The closing of the Merger is subject to a number of conditions and obligations and Quanterix expects that, if approved, the Merger will close in the second quarter of 2025.

On April 2, 2025, Quanterix and Akoya entered into the Securities Purchase Agreement, which was amended on April 28, 2025, pursuant to which Quanterix agreed to provide Akoya with the Akoya Bridge Financing. Any such financing would be in the form of the Convertible Note(s) in an aggregate principal amount not to exceed $30.0 million, subject to Akoya having obtained any required consents and satisfied any other conditions under the Akoya Existing Loan Documents.

Securities Purchase Agreement with Akoya

On April 2, 2025, Quanterix entered into the Securities Purchase Agreement with Akoya, which was amended on April 28, 2025, pursuant to which Akoya will issue and sell to Quanterix from time to time, in a private placement, the Convertible Notes having an aggregate principal amount of up to $30,000,000. Akoya may draw on the Convertible Notes between June 15, 2025 and the earlier of (a) the Closing and (b) August 31, 2025 if the Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the Closing occurs on or prior to June 15, 2025, Akoya may not draw the Convertible Notes.

Any Convertible Notes issued under the Securities Purchase Agreement will mature on the earliest to occur of (i) the 91st day following the earlier of (a) November 1, 2027 and (b) the date that Akoya’s indebtedness under the Akoya Existing Loan Documents is repaid in full and all commitments under such documents have been terminated and (ii) subject to the terms of the Subordination Agreement, any acceleration of the Convertible Notes.

LucentAD Tests

In October 2024, Quanterix launched LucentAD Complete, a confirmatory blood biomarker test capable of providing results equivalent to FDA-cleared CSF biomarkers. This test combines p-Tau 217, Amyloid beta 42, Amyloid beta 40, GFAP, and NfL biomarkers, which are recognized by the Alzheimer’s Association as core biomarkers of amyloid and tau, or biomarkers of non-specific processes involved in Alzheimer’s disease pathophysiology. The LucentAD Complete test is intended for patients being evaluated for Alzheimer’s disease. The results from the LucentAD Complete test can aid in the earlier diagnosis of Alzheimer’s disease, as well as the development of personalized treatment plans.

Additionally, Quanterix’s LucentAD Complete and Quanterix’s LucentAD p-Tau 217 blood tests were granted Breakthrough Device designation by the FDA in January 2025 and March 2024, respectively. This designation is granted to products that have the potential to offer more effective diagnosis of life-threatening diseases with an unmet medical need. Proposed indications for these blood tests include use of the test results in patients presenting with cognitive impairment who are being evaluated for Alzheimer’s disease risk to aid in diagnostic evaluation. These tests are not intended as a stand-alone diagnostic test and test results will be interpreted in conjunction with other diagnostic tools to establish a final clinical diagnosis. These tests have not been otherwise cleared or approved by the FDA and Breakthrough Device designation does not guarantee that the FDA review and approval process will be shortened or that an application will be approved.

Quanterix does not expect material revenue from these tests, or other Lucent Diagnostics tests, until 2025 or later, if at all.

Assay Redevelopment Program

During the fourth quarter of 2023, Quanterix substantially completed its six-quarter assay redevelopment program. The objective of this operational program was to improve Quanterix’s ability to manufacture and deliver high-quality assays at scale. Since then, and using the improved protocols resulting from the assay redevelopment program, Quanterix has launched its new Simoa Advantage PLUS assays and continue to transition existing assays to Advantage PLUS. The improved protocols leverage manufacturing efficiencies and reagent improvements to provide more consistent results and improved lot-to-lot consistency, which also enables production of larger lot sizes with extended shelf lives. Advantage PLUS assays began shipping to customers in the first quarter of

2024. Quanterix expects to continue to apply these improved protocols and manufacturing efficiencies to other existing assays, as well as assays that it may develop in the future.

Restatement of Previously Issued Financial Statements

In connection with its efforts to remediate a material weakness in its internal control over financial reporting relating to the operating effectiveness of internal controls associated with the accounting for inventory valuation, and while performing closing procedures for the third quarter of 2024, management of Quanterix identified the Misstatement. The error was not caused by any override of controls, misconduct, or fraud. The correction of the Misstatement impacts the previously reported amounts of inventory, cost of product revenue, net loss per common share, and all related financial statement subtotals and totals for the years ended December 31, 2023 and 2022. As a result of the Misstatement, Quanterix undertook the Restatement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects the effects of the Restatement for the years ended December 31, 2023 and 2022.

Components of Results of Operations

Revenues

Product Revenue

Quanterix’s product revenues are generated from sales of (1) instruments and (2) consumables and related revenues. Quanterix’s products are sold directly to customers and are also sold through distributors in EMEA and Asia Pacific regions.

Instrument revenues consist of sales of Quanterix’s instruments (HD-X, SR-X, and SP-X). Quanterix currently sells its products for RUO applications directly to customers or through distributors. Customers’ purchase processes for certain of Quanterix’s instruments can be long and as a result, instrument revenue can vary from period-to-period and can be concentrated to a small number of customers in any given period. Instruments sold directly to customers include an initial year service-type warranty, which is recorded in services and other revenue on the Consolidated Statements of Operations. Instruments sold to distributors include a license to import and resell the instruments and an initial year assurance-type warranty. Costs related to assurance-type warranties are recorded in cost of product revenue on the Consolidated Statements of Operations. Instrument sales may also be bundled with assays and other consumables, training, installation, and/or an extended service warranty.

Quanterix expects softness in instrument sales to continue in 2025 as a result of what it believes is a constrained capital funding environment. Quanterix believes instrument sales will recover with an improvement in the capital funding environment, and further believes the introduction of Quanterix’s Simoa ONE instrument, which is expected to launch by the end of 2025, will help grow instrument sales in future years.

Consumable and other revenues consist of sales of assays fully developed by Quanterix, including all antibodies and supplies required to run the assays, or with “homebrew” assay kits where Quanterix supplies some of the components required for testing, and the customer supplies the remaining required elements. Consumable and other revenues also consist of replacement parts, reagents, and antibodies.

Service and Other Revenue

Service revenues consist of fixed fee contract research services through Quanterix’s Accelerator Laboratory, initial service-type warranties, extended service warranty contracts, repair services, and other services such as training.

Collaboration and License Revenue

Collaboration and license revenues consist of licensing Quanterix’s technology, intellectual property, and know-how associated with Quanterix’s instruments to third parties and for related services. License arrangements consist of sales or usage-based fees and/or future royalties.

Grant Revenue

Grant revenues consist of funding received to perform specific research and development services under grant arrangements.

Cost of Goods Sold and Services

Cost of Product Revenue

Cost of product revenue consists of manufacturing and assembly costs for instruments, related reagents, other consumables, contract manufacturer costs, personnel costs, royalties, overhead, and other direct costs related to product sales. Raw material part costs include inbound shipping and handling costs associated with purchased goods. Cost of product revenue also includes royalty fees due to third parties from revenue generated by collaboration or license deals.

Cost of Service and Other Revenue

Cost of services and other revenue consists of direct costs associated with operating Quanterix’s Accelerator Laboratory on behalf of customers, including raw materials, personnel costs, royalties, allocated overhead and other related costs. Additional costs include costs related to warranty services and other costs of servicing equipment at customer sites.

Research and Development Expense

Research and development expense consists of personnel costs, research supplies, third-party development costs for new products, materials for prototypes, quality assurance, and allocated overhead costs that include facility and other related costs. Quanterix has made substantial investments in research and development since Quanterix’s inception and plans to continue to make substantial investments in the future. Quanterix’s research and development efforts have focused primarily on supporting development and commercialization of new and existing products and improved product quality. Quanterix believes that its continued investment in research and development is essential to its long-term competitive position. Quanterix expects research and development expense to continue to increase due to continued investment in new instruments, including Simoa ONE, and assay development.

Selling, General and Administrative Expense

Selling, general and administrative expense consists of personnel costs for Quanterix’s sales and marketing, finance, legal, human resources, and general management teams, shipping and handling for product sales, acquisition related costs, other general and administrative costs, as well as professional services costs, such as marketing, advertising, legal and accounting services, and allocated overhead costs that include facility and other related costs. Quanterix expects to increase the size of its selling, general and administrative functions to support the growth in its business and newly launched Lucent Diagnostics. However, selling, general and administrative expenses in total are not expected to increase at the same rate in future periods as total revenue or research and development expenses.

The classification of shipping and handling costs for product sales varies from company to company, with some companies recording these as selling, general and administrative expenses and others recording such expenses within costs of goods sold for products. To the extent Quanterix’s classification of these shipping and handling costs differs from the classification used by other companies, Quanterix’s gross margins may not be comparable with those reported by such other companies.

Other Lease Costs

Other lease costs consist of amortization of operating lease right-of-use assets and other facility operating expenses from leased facilities Quanterix is not using as a result of the Restructuring Plan in August 2022.

Impairment and Restructuring

Impairment and restructuring expense primarily consists of charges recorded as a result of the Restructuring Plan and the corresponding impairment of Quanterix’s goodwill, long-lived assets (including operating lease right-of-use assets, property and equipment) and intangibles, which were determined to have carrying values exceeding their fair values.

Additional impairment expenses consist of assessments of Quanterix’s intangible and long-lived assets annually, or whenever events or circumstances indicate that the carrying amount of the asset(s) may not be recoverable.

Interest Income

Interest income consists of interest earned on cash, cash equivalents, and marketable securities, and the accretion of discounts from the purchase of marketable securities.

Other Income (Expense), Net

Other income (expense), net primarily consists of unrealized and realized gains and losses on foreign currency, and other non-recurring items that are not a part of Quanterix’s core business operations.

Income Tax Expense

Income tax expense consists primarily of income taxes related to federal, state, and foreign jurisdictions in which Quanterix conducts business.

Comparison of Results of Operations for the Three Months Ended March 31, 2025 and 2024:

The following table sets forth select Consolidated Statements of Operations data, and such data as a percentage of total revenues (in thousands, except percentages):

	Three Months Ended March 31,				Increase (Decrease)
	2025	% of revenue	2024	% of revenue	Amount	%
Revenues:
Product revenue	$20,739	68%	$19,670	61%	$1,069	5%
Service and other revenue	8,763	29%	11,967	37%	(3,204)	(27)%
Collaboration and license revenue	771	3%	155	—%	616	397%
Grant revenue	60	—%	274	1%	(214)	(78)%
Total revenues	30,333	100%	32,066	99%	(1,733)	(5)%
Costs of goods sold and services:
Cost of product revenue	9,764	32%	8,237	26%	1,527	19%
Cost of service and other revenue	4,154	14%	5,281	16%	(1,127)	(21)%
Total costs of goods sold and services	13,918	46%	13,518	42%	400	3%
Gross profit	16,415	54%	18,548	58%	(2,133)	(11)%
Operating expenses:
Research and development	10,036	33%	6,742	21%	3,294	49%
Selling, general and administrative	32,457	107%	26,039	81%	6,418	25%
Other lease costs	288	1%	924	3%	(636)	(69)%
Total operating expenses	42,781	141%	33,705	105%	9,076	27%
Loss from operations	(26,366)	(87)%	(15,157)	(47)%	(11,209)	74%
Other income (expense):
Interest income	3,267	11%	3,948	12%	(681)	(17)%
Change in fair value of contingent consideration	(379)	(1)%	—	—%	(379)	(100)%
Other income	61	—%	226	1%	(165)	(73)%
Loss before income taxes	(23,417)	(77)%	(10,983)	(34)%	(12,434)	113%
Income tax benefit (expense)	2,913	10%	(180)	(1)%	3,093	(1718)%
Net loss	$(20,504)	(67)%	$(11,163)	(35)%	$(9,341)	84%

Revenues

Total revenues decreased $1.7 million, or 5%, to $30.3 million for the three months ended March 31, 2025, compared to $32.1 million for the three months ended March 31, 2024.

Product revenue was $20.7 million for the three months ended March 31, 2025 and consisted of instrument sales of $2.6 million and sales of consumables and other products of $18.1 million. This represented an increase of $1.1 million, or 5%, compared to product revenue of $19.7 million for the three months ended March 31, 2024. The increase was primarily due to higher selling prices of consumables. Instrument revenue remained flat and Quanterix expects softness in instrument sales to continue in 2025 as a result of what Quanterix believes is a constrained capital funding environment. Quanterix believes instrument sales will recover with an improvement in the capital funding environment and further believe the introduction of itsSimoa ONE instrument, which is expected to launch by the end of 2025, will help grow instrument sales in future years.

Service revenue was $8.8 million for the three months ended March 31, 2025, compared to $12.0 million for the three months ended March 31, 2024, a decrease of $3.2 million, or 27%. The decrease was due to lower volumes of sample testing and assay development services in Quanterix’s Accelerator Laboratory and the completion of a collaboration agreement with Eli Lilly and Company in the third quarter of 2024 which previously generated $1.5 million of revenue per quarter. While Quanterix continues to see strong opportunities with customers, the uncertain macroeconomic environment is expected to drive fluctuations in Accelerator Laboratory revenue in 2025.

Collaboration and license revenue was $0.8 million for the three months ended March 31, 2025, compared to $0.2 million for the three months ended March 31, 2024, an increase of $0.6 million, or 397%. The increase was primarily due to LDT and other diagnostic related license revenues.

Cost of Goods Sold and Services

Total cost of goods sold and services increased $0.4 million, or 3%, to $13.9 million for the three months ended March 31, 2025, compared to $13.5 million for the three months ended March 31, 2024.

Cost of product revenue increased $1.5 million, or 19%, to $9.8 million for the three months ended March 31, 2025, compared to $8.2 million for the three months ended March 31, 2024. This increase was primarily due to decreased capitalization of labor and overhead costs as a result of lower production volume and output, as well as an increase in the inventory reserve for expiring materials.

Cost of service and other revenue was $4.2 million for the three months ended March 31, 2025, compared to $5.3 million for the three months ended March 31, 2024, a decrease of $1.1 million, or 21%. This decrease was due to lower volumes of sample testing and assay development services in Quanterix’s Accelerator Laboratory and a decrease in compensation and benefits costs related to decreased headcount. The overall decrease is consistent with the rate of revenue decline over the same period.

Research and Development

Research and development expense increased $3.3 million, or 49%, to $10.0 million for the three months ended March 31, 2025, compared to $6.7 million for the three months ended March 31, 2024. This increase was primarily due to (1) a $1.9 million charge to compensation expense associated with the contingent consideration payable under the acquisition of Emission, (2) a $0.7 million increase in compensation and benefits costs related to increased headcount, and (3) a $0.6 million increase in costs of outside services, research lab supplies and equipment to enable product development. Quanterix believes that its continued investment in research and development is essential to its long - term competitive position. Quanterix expects research and development expense to continue to increase due to continued investment in new instruments, including Simoa ONE, and assay development.

Selling, General and Administrative

Selling, general and administrative expense increased $6.4 million, or 25%, to $32.5 million for the three months ended March 31, 2025, compared to $26.0 million for the three months ended March 31, 2024. Included within selling, general, and administrative expense are $1.6 million and $2.1 million of shipping and handling costs for product sales for the three months ended March 31, 2025 and 2024, respectively.

The increase in selling, general and administrative was primarily due to (1) a $3.6 million increase in due diligence and other acquisition costs related to the potential acquisition of Akoya, (2) a $1.9 million charge to compensation expense associated with the contingent consideration payable under the acquisition of Emission, (3) a $1.2 million increase in professional services and consulting fees related to Quanterix’s annual audit and its efforts to remediate the material weaknesses in its internal control over financial reporting described elsewhere in this section, and (4) a $0.5 million increase related to a leased facility Quanterix began using in the fourth quarter of 2024. These increases were partially offset by a $0.5 million decrease in shipping and handling costs primarily due to changing shipping providers. Quanterix does not expect selling, general and administrative expenses to increase in future periods at the same rate as total revenue or research and development expenses.

Other Lease Costs

Other lease costs were $0.3 million and $0.9 million for the three months ended March 31, 2025 and 2024, respectively. In the fourth quarter of 2024, Quanterix began using one of the leased facilities that Quanterix did not occupy as a result of the restructuring and strategic realignment plan in August 2022. Accordingly, as of the fourth quarter of 2024, the amortization of the operating lease right - of - use asset and related leased facility operating expenses at this facility are no longer recorded in other lease costs.

Interest Income

Interest income decreased $0.7 million, or 17%, to $3.3 million for the three months ended March 31, 2025, as compared to $3.9 million for the three months ended March 31, 2024. The decrease in fair value was primarily due to lower interest rates and a lower balance of cash, cash equivalents, and marketable securities.

Change in Fair Value of Contingent Consideration

Change in fair value of contingent consideration increased $0.4 million, or 100%, for the three months ended March 31, 2025. The contingent consideration arrangement relates to the Emission acquisition that closed in the first quarter of 2025. The increase was due to the passage of time between the acquisition date and end of the quarter.

Other Income

Other income decreased $0.2 million, or 73%, to less than $0.1 million for the three months ended March 31, 2025, as compared to $0.2 million for the three months ended March 31, 2024.

Income Tax (Expense) Benefit

Income tax benefit was $2.9 million for the three months ended March 31, 2025, as compared to income tax expense of $0.2 million for the three months ended March 31, 2024. The $3.1 million change was primarily due to the release of a portion of Quanterix’s valuation allowance on deferred tax assets due to temporary tax differences related to the acquisition of Emission.

Comparison of Results of Operations for Years Ended December 31, 2024 and 2023:

The following table sets forth select Consolidated Statements of Operations data, and such data as a percentage of total revenues (in thousands, except percentages):

	Year Ended December 31,				Increase (Decrease)
	2024	% of revenue	2023	% of revenue	Amount	%
Revenues:
Product revenue	$79,740	58%	$79,670	65%	$70	—%
Service and other revenue	51,244	37%	40,089	33%	11,155	28%
Collaboration and license revenue	4,452	3%	1,380	1%	3,072	223%
Grant revenue	1,985	1%	1,229	1%	756	62%
Total revenues	137,421	100%	122,368	100%	15,053	12%
Costs of goods sold and services:
Cost of product revenue	33,304	24%	29,103	24%	4,201	14%
Cost of service and other revenue	21,013	15%	19,041	16%	1,972	10%
Total costs of goods sold and services	54,317	39%	48,144	39%	6,173	13%
Gross profit	83,104	60%	74,224	61%	8,880	12%
Operating expenses:
Research and development	31,082	23%	26,064	21%	5,018	19%
Selling, general and administrative	101,618	74%	89,111	73%	12,507	14%
Other lease costs	3,020	2%	3,712	3%	(692)	(19)%
Impairment and restructuring	—	—%	1,328	1%	(1,328)	(100)%
Total operating expenses	135,720	99%	120,215	98%	15,505	13%
Loss from operations	(52,616)	(39)%	(45,991)	(37)%	(6,625)	14%
Interest income	14,655	11%	15,839	13%	(1,184)	(7)%
Other income (expense)	(136)	—%	2,517	2%	(2,653)	(105)%
Loss before income taxes	(38,097)	(28)%	(27,635)	(22)%	(10,462)	38%
Income tax expense	(434)	—%	(719)	(1)%	285	(40)%
Net loss	$(38,531)	(28)%	$(28,354)	(23)%	$(10,177)	36%

Revenues

Total revenues increased $15.1 million, or 12%, to $137.4 million for the year ended December 31, 2024, compared to $122.4 million for the year ended December 31, 2023.

Product revenue of $79.7 million for the year ended December 31, 2024 consisted of instrument sales of $10.5 million and sales of consumables and other products of $69.3 million. This represented an increase of $0.1 million, or less than 1%, compared to product revenue of $79.7 million for the year ended December 31, 2023. The increase in product revenue was primarily due to a $5.3 million increase in sales of consumables and higher selling prices and was mostly offset by a $5.3 million decrease in instrument sales due to reduced demand.

Service revenue was $51.2 million for the year ended December 31, 2024, compared to $40.1 million for the year ended December 31, 2023, an increase of $11.2 million, or 28%. This increase was primarily due to a $10.2 million increase in Accelerator Laboratory revenue driven by higher volumes of sample testing and assay development services, as well as higher selling prices.

Collaboration and license revenue was $4.5 million for the year ended December 31, 2024, compared to $1.4 million for the year ended December 31, 2023, an increase of $3.1 million, or 223%. The increase was primarily due to LDT and other diagnostic related license revenues.

Grant revenue was $2.0 million for the year ended December 31, 2024, compared to $1.2 million for the year ended December 31, 2023, a increase of $0.8 million, or 62%. The increase was primarily due to completion of milestones under certain grants.

Cost of Goods Sold and Services

Total cost of goods sold and services increased $6.2 million, or 13%, to $54.3 million for the year ended December 31, 2024 compared to $48.1 million for the year ended December 31, 2023.

Cost of product revenue increased $4.2 million, or 14%, to $33.3 million for the year ended December 31, 2024, compared to $29.1 million for the year ended December 31, 2023. The increase was primarily due to lower production volume and output, which led to decreased labor and overhead capitalization, increased costs due to the introduction of new assays, and increased compensation and benefits costs related to increased headcount. These increases were partially offset by improvement in inventory management and manufacturing processes and lower instrument sales.

Cost of service and other revenue increased $2.0 million, or 10%, to $21.0 million for the year ended December 31, 2024, compared to $19.0 million for the year ended December 31, 2023. This increase was primarily due to an increase in department costs, including compensation and benefits costs related to increased headcount and lab supplies, as a result of increased demand for Accelerator Laboratory services. Although service and other revenue increased by 28% during the same period, these costs did not increase at the same rate compared to the prior year due to larger project sizes and improved efficiency delivering Accelerator Laboratory services.

Research and Development

Research and development expense increased $5.0 million, or 19%, to $31.1 million for the year ended December 31, 2024, compared to $26.1 million for the year ended December 31, 2023. This increase was primarily due to a $3.2 million increase related to headcount, consisting of $2.9 million in compensation and benefit costs and $0.4 million in stock-based compensation expense, and a $1.7 million increase in costs of outside services and research lab supplies and equipment to enable product development. These increases were partially offset by a $0.4 million decrease from the disposal of certain assets in 2023, which did not repeat in 2024.

Selling, General and Administrative

Selling, general and administrative expense increased $12.5 million, or 14% to $101.6 million for the year ended December 31, 2024, compared to $89.1 million for the year ended December 31, 2023. The increase was primarily due to (1) a $7.1 million increase related to headcount, consisting of $4.7 million in compensation and benefit costs and $2.4 million in stock-based compensation expense, (2) a $3.7 million increase in professional services and consulting fees related to Quanterix’s efforts to remediate the material weaknesses in Quanterix’s internal control over financial reporting described in Quanterix’s Annual Report on Form 10-K (as amended by Amendment No.1 to such report on Form 10-K/A) for the year ended December 31, 2023, the restatement of Quanterix’s financial statements completed on December 23, 2024, and due diligence and other acquisition costs related to the Emission and Akoya transactions, (3) a $0.7 million increase in marketing expense for promotion and branding, (4) a $0.6 million increase in software and information technology expenses, and (5) a $0.4 million increase in travel and related expenses. Included within selling, general and administrative expense are $8.1 million and $7.2 million of shipping and handling costs for product sales for the years ended December 31, 2024 and 2023, respectively.

Other Lease Costs

Other lease costs decreased $0.7 million, or 19%, to $3.0 million for the year ended December 31, 2024, compared to $3.7 million for the year ended December 31, 2023. In the fourth quarter of 2024, Quanterix began using one of the leased facilities that Quanterix did not occupy as a result of the Restructuring Plan. Accordingly, as of the fourth quarter of 2024, the amortization of the operating lease right-of-use asset and related leased facility operating expenses at this facility are no longer recorded in other lease costs.

Impairment and Restructuring

Quanterix did not incur any impairment and restructuring costs for the year ended December 31, 2024, compared to $1.3 million for the year ended December 31, 2023. During 2023, Quanterix incurred long-lived asset impairment charges associated with leased facilities Quanterix was not using.

Interest Income

Interest income decreased by $1.2 million, or 7% to $14.7 million for the year ended December 31, 2024, compared to $15.8 million for the year ended December 31, 2023. This decrease was primarily due to lower interest rates and a lower balance of cash, cash equivalents, and marketable securities.

Other Income (Expense), Net

Other income (expense) was less than $0.1 million of expense for the year ended December 31, 2024, compared to $2.5 million of income for the year ended December 31, 2023. The decrease was primarily due to recognizing a $2.4 million receivable under the Employee Retention Credit established by the Coronavirus Aid, Relief, and Economic Security Act in the third quarter of 2023.

Income Tax Expense

Income tax expense was $0.4 million for the year ended December 31, 2024, as compared to $0.7 million for the year ended December 31, 2023. The change was primarily due to the decrease in the tax expense recorded on the operating results of Quanterix’s foreign subsidiaries.

Comparison of Results of Operations for Years Ended December 31, 2023 and 2022 (As Restated):

The following table sets forth select Consolidated Statements of Operations data, and such data as a percentage of total revenues (in thousands, except percentages):

	Year Ended December 31,				Increase (Decrease)
	2023	% of revenue	2022	% of revenue	Amount	%
	(As Restated)		(As Restated)
Revenues:
Product revenue	$79,670	65%	$69,808	66%	$9,862	14%
Service and other revenue	40,089	33%	34,495	33%	5,594	16%
Collaboration and license revenue	1,380	1%	649	1%	731	113%
Grant revenue	1,229	1%	570	1%	659	116%
Total revenues	122,368	100%	105,522	100%	16,846	16%
Costs of goods sold and services:
Cost of product revenue	29,103	24%	42,841	41%	(13,738)	(32)%
Cost of service and other revenue	19,041	16%	17,318	16%	1,723	10%
Total costs of goods sold and services	48,144	39%	60,159	57%	(12,015)	(20)%
Gross profit	74,224	61%	45,363	43%	28,861	64%
Operating expenses:
Research and development	26,064	21%	26,809	25%	(745)	(3)%
Selling, general and administrative	89,111	73%	91,851	87%	(2,740)	(3)%
Other lease costs	3,712	3%	1,411	1%	2,301	163%
Impairment and restructuring	1,328	1%	29,556	28%	(28,228)	(96)%
Total operating expenses	120,215	98%	149,627	142%	(29,412)	(20)%
Loss from operations	(45,991)	(38)%	(104,264)	(99)%	58,273	(56)%
Interest income	15,839	13%	5,131	5%	10,708	209%
Other income (expense), net	2,517	2%	(277)	—%	2,794	1,009%
Loss before income taxes	(27,635)	(23)%	(99,410)	(94)%	71,775	(72)%
Income tax expense	(719)	(1)%	(164)	—%	(555)	338%
Net loss	$(28,354)	(23)%	$(99,574)	(94)%	$71,220	(72)%

Revenues (As Restated)

Total revenues increased $16.8 million, or 16%, to $122.4 million for the year ended December 31, 2023, compared to $105.5 million for the year ended December 31, 2022.

Product revenue of $79.7 million for the year ended December 31, 2023 consisted of instrument sales of $15.7 million and sales of consumables and other products of $64.0 million. This represented an increase of $9.9 million, or 14%, compared to product revenue of $69.8 million for the year ended December 31, 2022. The increase in product revenue was primarily due to a $19.2 million increase in sales of consumables and increased average selling prices. This increase was partially offset by a $9.3 million decrease in instrument sales due to reduced demand in what Quanterix believes is a constrained capital funding environment. Quanterix expects softness in instrument sales to continue in 2024.

Service revenue was $40.1 million for the year ended December 31, 2023, compared to $34.5 million for the year ended December 31, 2022, an increase of $5.6 million, or 16%. This increase was primarily due to a $9.0 million increase in Accelerator Laboratory revenue driven by higher volumes of sample testing and assay development services, and was partially offset by a $4.9 million decrease in revenue recognized from a collaboration agreement with Eli Lilly and Company (the “Lilly Collaboration Agreement”) due to non-recurring upfront payments received in 2022. The Lilly Collaboration Agreement establishes a framework for future projects focused on the development of Simoa immunoassays.

Collaboration and license revenue was $1.4 million for the year ended December 31, 2023, compared to $0.6 million for the year ended December 31, 2022, an increase of $0.7 million, or 113%. The increase was primarily due to $0.5 million of one-time revenue in 2023 related to the expiration of a previously paid for option to expand the scope of a license agreement with Abbott Laboratories entered into in 2020, pursuant to which Quanterix granted Abbott a non-exclusive, worldwide, royalty- bearing license, without the right to sublicense, under the Company’s bead-based single molecule detection patents in the field of in vitro diagnostics.

Grant revenue was $1.2 million for the year ended December 31, 2023, compared to $0.6 million for the year ended December 31, 2022, an increase of $0.7 million, or 116%, driven by receipt of a portion of a grant from the National Institutes of Health. Refer to Note 4 — Revenue and Related Matters within the Notes to the Consolidated Financial Statements, for more information regarding this grant.

Cost of Goods Sold and Services (As Restated)

Total cost of goods sold and services decreased $12.0 million, or 20%, to $48.1 million for the year ended December 31, 2023 compared to $60.2 million for the year ended December 31, 2022.

Cost of product revenue decreased $13.7 million, or 32%, to $29.1 million for the year ended December 31, 2023, compared to $42.8 million for the year ended December 31, 2022. The decrease was primarily due to improvement in output, inventory management, and manufacturing processes, as well as lower instrument sales, and was partially offset by higher costs related to increased consumables sales.

Cost of service and other revenue increased $1.7 million, or 10%, to $19.0 million for the year ended December 31, 2023, compared to $17.3 million for the year ended December 31, 2022. This increase was primarily due to an increase in department costs including compensation and benefits costs related to increased headcount, and was partially offset by lower costs related to the Lilly Collaboration Agreement.

Research and Development (As Restated)

Research and development expense decreased $0.7 million, or 3%, to $26.1 million for the year ended December 31, 2023, compared to $26.8 million or the year ended December 31, 2022. This decrease was primarily due to a decrease in compensation and benefit costs related to the reduction in headcount from the Restructuring Plan, which was partially offset by an increase in costs related to the assay redevelopment program under the Restructuring Plan including consulting fees, lab supplies, equipment, and product development activities.

Selling, General and Administrative (As Restated)

Selling, general and administrative expense decreased $2.7 million, or 3% to $89.1 million for the year ended December 31, 2023, compared to $91.9 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in compensation and benefit costs related to the reduction in headcount from the Restructuring Plan and a full twelve months of facilities costs from the leased office and laboratory facilities Quanterix is not using being recorded in other lease costs instead of selling, general, and administrative expenses on the Consolidated Statements of Operations. These decreases were partially offset by (1) an increase in professional services and consulting fees related to Quanterix’s efforts to remediate the material weaknesses in Quanterix’s internal control over financial reporting described in Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2022, (2) an increase in software and information technology expenses, and (3) an increase in shipping and handling costs for consumables and other products due to higher volume. Included within selling, general and administrative expense are $8.1 million and $7.9 million of shipping and handling costs for product sales for the years ended December 31, 2023 and 2022, respectively.

Other Lease Costs (As Restated)

Other lease costs increased $2.3 million, or 163%, to $3.7 million for the year ended December 31, 2023, compared to $1.4 million for the year ended December 31, 2022. As part of the Restructuring Plan, Quanterix is not using two leased office and laboratory facilities and are evaluating alternatives, including sub-leasing the facilities. Other lease costs include the amortization of the related operating lease right-of-use assets and other leased facility operating expenses from periods after the initiation of the Restructuring Plan and the determination that the facilities would not be used. Lease costs in 2022 represent four and a half months of cost in 2022 after the Restructuring Plan was implemented, as compared to twelve months of costs in 2023. Expenses incurred prior to the Restructuring Plan were recorded in selling, general, and administrative on the Consolidated Statements of Operations.

Impairment and Restructuring (As Restated)

Impairment and restructuring costs were $1.3 million for the year ended December 31, 2023, compared to $29.6 million for the year ended December 31, 2022. This decrease reflects the implementation of the Restructuring Plan in August 2022, which did not repeat in 2023.

Costs incurred during the year ended December 31, 2023 primarily relate to long-lived asset impairment charges associated with two leased facilities Quanterix is not using. Costs incurred during the year ended December 31, 2022 include (1) $8.2 million of goodwill impairment charges, (2) $16.3 million of long-lived asset impairment charges associated with the leased facilities that Quanterix is not using, (3) $1.3 million of software costs related to projects that were rationalized as part of the Restructuring Plan, and (4) $3.8 million of restructuring expenses primarily for severance and one-time termination benefits in connection with the elimination of 119 positions across the Company.

Interest Income

Interest income increased by $10.7 million, or 209% to $15.8 million for the year ended December 31, 2023, compared to $5.1 million for the year ended December 31, 2022. This increase was primarily due to higher interest rates earned on cash, cash equivalents, and marketable securities, and the accretion of discounts from the purchase of marketable securities.

Other Income (Expense), Net (As Restated)

Other income (expense), net was $2.5 million of income for the year ended December 31, 2023, compared to $0.3 million of expense for the year ended December 31, 2022. The increase was primarily due to recognizing a $2.4 million receivable under the Employee Retention Credit established by the Coronavirus Aid, Relief, and Economic Security Act in 2021.

Income Tax Expense (As Restated)

Income tax expense was $0.7 million for the year ended December 31, 2023, as compared to $0.2 million for the year ended December 31, 2022. The change was primarily due to the increase in the tax expense recorded on the operating results of Quanterix’s foreign subsidiaries.

Liquidity and Capital Resources

Quanterix’s principal sources of liquidity are cash, cash equivalents, marketable securities, and funds generated from sales of Quanterix’s products and services. As of March 31, 2025, Quanterix had $76.5 million of cash and cash equivalents and $190.4 million of marketable securities. Historically, Quanterix has financed its operations through funds generated from sales of Quanterix’s products and services, equity offerings, and borrowings from credit facilities.

Quanterix believes its cash, cash equivalents, and marketable securities, along with funds generated from sales of its products and services, will be sufficient to meet Quanterix’s anticipated operating cash requirements for at least 12 months from the date of this proxy statement/prospectus.

Quanterix’s liquidity requirements have consisted, and Quanterix expects that they will continue to consist, of sales and marketing expenses, research and development expenses, working capital, and general corporate expenses. Quanterix’s future capital requirements will depend on many factors, including, but not limited to, Quanterix’s pace of growth, expansion, or introduction of new instruments, assays, and services, including Lucent Diagnostics and Simoa ONE, and advancing access to Quanterix’s diagnostic tests, market acceptance of Quanterix’s products and services, regulatory requirements, regulatory approval of Quanterix’s products or services, and the effects of competition, technological developments, and broader market and economic trends. Quanterix’s future capital needs will also depend on the level of Quanterix’s merger and acquisition activity, including purchase price payments, earnout obligations, and acquisition and integration costs. Further, Quanterix may need additional liquidity as a result of changes in Quanterix’s operations and strategic plan as a result of future acquisitions, investments, or similar transactions.

On January 8, 2025, Quanterix completed the acquisition of Emission for an upfront payment of $10.0 million, with an additional $10.0 million payable upon completion of certain technical milestones, and an additional $50.0 million in earnout payments through December 31, 2029, contingent upon the achievement of certain performance milestones. On January 9, 2025, Quanterix announced Quanterix’s plan to merge with Akoya in an all stock transaction. On April 2, 2025, Quanterix and Akoya entered into the Securities Purchase Agreement, which was amended on April 28, 2025. Pursuant to the Securities Purchase Agreement, Quanterix agreed to provide Akoya with the Akoya Bridge Financing. Such financing would be in the form of the Convertible Note(s) in an aggregate principal amount not to exceed $30.0 million, subject to Akoya having obtained any required consents and satisfied any other conditions under the Akoya Existing Loan Documents. The Securities Purchase Agreement was amended on April 28, 2025. Quanterix regularly assesses other potential acquisitions and may need capital to pursue acquisitions of complementary businesses, services, and technologies.

To the extent Quanterix’s existing cash, cash equivalents, and marketable securities are insufficient to fund future activities or requirements to continue operating its business, Quanterix may need to raise additional capital. If the conditions for raising capital are favorable, Quanterix may seek to finance future cash needs through public or private equity, debt offerings, or other financings.

If needed, Quanterix cannot guarantee that it will be able to obtain additional funds on acceptable terms, or at all. If Quanterix raises additional funds by issuing equity or equity-linked securities or issue equity in connection with a merger or acquisition, its stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting Quanterix’s operations or its ability to incur additional debt. Any debt or equity financing that Quanterix raises may contain terms that are not favorable to Quanterix or Quanterix’s stockholders. If Quanterix raises additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to Quanterix’s technologies or Quanterix’s products, or grant licenses on terms that are not favorable to Quanterix. If Quanterix does not have or are not able to obtain sufficient funds, if needed, Quanterix may have to delay development or commercialization of Quanterix’s products and services. Quanterix also may have to reduce marketing, customer support or other resources devoted to Quanterix’s products, or cease operations.

If the conditions for raising capital are favorable, Quanterix may seek to finance future cash needs through public or private equity, debt offerings, or other financings.

Cash Flows

The following table summarizes Quanterix’s cash flows (in thousands) for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
Net cash used in operating activities	$(13,888)	$(20,164)
Net cash provided by (used in) investing activities	32,762	(109,195)
Net cash provided by financing activities	93	599
Net increase (decrease) in cash, cash equivalents, and restricted cash	$18,967	$(128,760)

The following table summarizes Quanterix’s cash flows (in thousands) for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Net cash used in operating activities	$(35,164)	$(18,849)
Net cash used in investing activities	(82,265)	(148,454)
Net cash provided by financing activities	456	2,691
Net decrease in cash, cash equivalents, and restricted cash	$(116,973)	$(164,612)

Net Cash Used in Operating Activities

Quanterix derives cash flows from operations primarily from the sale of Quanterix’s products and services. Quanterix’s cash flows from operating activities are also significantly influenced by Quanterix’s use of cash for operating expenses to develop new products and services, invest in process and product improvements, and increase Quanterix’s sales and marketing efforts. Quanterix has historically experienced negative cash flows from operating activities as it has developed its technology, expanded its business, and built its infrastructure. Quanterix expects negative cash flows from operating activities will continue in the future.

Net cash used in operating activities was $13.9 million and $20.2 million for the three months ended March 31, 2025 and 2024, respectively. The $6.3 million decrease in net cash used in operations was driven by a change in working capital items, primarily a decrease in accounts receivable from efforts to improve collections and a decrease raw materials purchases. This decrease was partially offset by an overall increase in Quanterix’s net loss, adjusted for non-cash items. Cash used in operations during the first quarter of 2025 also included payments for professional fees supporting due diligence, legal, and accounting activities related to the Merger.

Net cash used in operating activities was $35.2 million and $18.8 million for the years ended December 31, 2024 and 2023, respectively. The $16.3 million increase in net cash used in operating activities was primarily driven by an overall increase in Quanterix’s net loss, adjusted for non-cash items, consisting of product development, increases in headcount primarily across product delivery, research and development, and sales functions, and lower production volume and output which led to decreased labor and overhead capitalization. The increase was partially offset by changes in working capital items, primarily an increase in accounts receivable from revenue growth through the fourth quarter of 2024 and an increase in inventory as a result of manufacturing new assays and purchasing materials for additional new assays in 2025.

Net Cash Used in Investing Activities

Quanterix’s primary investing activities consist of purchases of marketable securities to increase the interest income it would otherwise earn in cash accounts. Additionally, Quanterix uses funds towards capital expenditures for the purchase of equipment to support its expanding infrastructure and work force. Quanterix expects to continue to incur additional capital expenditures related to these efforts in future periods.

Net cash provided by investing activities was $32.8 million during the three months ended March 31, 2025, which consisted of proceeds from sales and maturities of marketable securities of $73.3 million and cash used of 9.0 million for the acquisition of Emission, $30.2 million for the purchase of marketable securities, and $1.3 million for purchases of property and equipment.

Net cash used in investing activities was $109.2 million during the three months ended March 31, 2024, which consisted of the purchase of $137.9 million of marketable securities and $0.5 million for purchases of property and equipment, was partially offset by proceeds from the maturities of marketable securities of $29.2 million.

Net cash used in investing activities was $82.3 million during the year ended December 31, 2024, which consisted of the purchase of $295.6 million of marketable securities, proceeds from the maturities of marketable securities of $216.7 million, and $3.4 million of purchases of property and equipment.

Net cash used in investing activities was $148.5 million during the year ended December 31, 2023, which consisted of the purchase of $175.6 million of marketable securities, proceeds from the maturities of marketable securities of $31.0 million, and $3.8 million of purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash used in financing activities was $0.1 million during the three months ended March 31, 2025, compared to net cash provided by financing activities of $0.6 million during the three months ended March 31, 2024. These cash flows are related to the issuance of Quanterix Common Stock under Quanterix’s equity incentive plans and payments for employee taxes withheld.

Financing activities provided $0.5 million and $2.7 million of cash during each of the years ended December 31, 2024 and 2023, respectively, from sales of Quanterix Common Stock under the ESPP and from the exercise of options under the 2017 Plan.

Future Cash Obligations

In addition to the future cash obligations described below, Quanterix has other payables and liabilities that may be legally enforceable but are not considered contractual commitments.

Contingent Consideration — Emission Acquisition

The acquisition of Emission included two arrangements that could result in additional cash payments to the selling shareholders. An additional $10.0 million is payable upon completion of certain technical milestones (“Earnout 1”) and up to $50.0 million could be payable based on the amount and timing of certain performance targets over a five year period ending December 31, 2029 (“Earnout 2”). The fair value of Earnout 2 at March 31, 2025 was $7.0 million.

Agreement to Acquire Akoya

Under the terms of the Merger Agreement, Quanterix is required to pay up to $20.0 million in cash consideration at closing of the Merger. The closing of the Merger is subject to a number of conditions and obligations and Quanterix expects that, if approved, the Merger will close in the second quarter of 2025.

Securities Purchase Agreement with Akoya

On April 2, 2025, Quanterix entered into the Securities Purchase Agreement with Akoya, which was amended on April 28, 2025, pursuant to which Akoya will issue and sell to Quanterix from time to time, in a private placement, the Convertible Notes having an aggregate principal amount of up to $30,000,000. Akoya may draw on the Convertible Notes between June 15, 2025 and the earlier of

(a) the Closing and (b) August 31, 2025 if the Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the Closing occurs on or prior to June 15, 2025, Akoya may not draw the Convertible Notes.

Any Convertible Notes issued under the Securities Purchase Agreement will mature on the earliest to occur of (i) the 91st day following the earlier of (a) November 1, 2027 and (b) the date that Akoya’s indebtedness under the Akoya Existing Loan Documents is repaid in full and all commitments under such documents have been terminated and (ii) subject to the terms of the Subordination Agreement, any acceleration of the Convertible Notes.

Operating Leases

Quanterix leases office, laboratory, and manufacturing space for Quanterix’s employees and operations, as well as office equipment, under non-cancellable operating lease agreements (refer to Note 14 - Leases in the Notes to Consolidated Financial Statements). The remaining duration of non-cancellable operating leases ranges from four months to seven years. Remaining lease payments within one year, within two to three years, within four to five years, and greater than five years from December 31, 2024 are $7.3 million, $15.1 million, $16.1 million, and $7.6 million, respectively.

Critical Accounting Policies and Estimates

Quanterix’s Consolidated Financial Statements and the related notes included elsewhere in this proxy statement/prospectus are prepared in accordance with GAAP. The preparation of these Consolidated Financial Statements requires Quanterix to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. Quanterix bases its estimates on historical experience, worldwide economic conditions, both general and specific to the life sciences industry, and on various other assumptions Quanterix believes to be reasonable under the circumstances. Quanterix evaluates its estimates and assumptions on an ongoing basis, and changes in accounting estimates may occur from period to period. Accordingly, actual results could differ significantly from the estimates. To the extent that there are material differences between these estimates and actual results, Quanterix’s future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

Quanterix’s significant accounting policies are described in Note 2 - Significant Accounting Policies in the Notes to Consolidated Financial Statements. Quanterix believes that the assumptions and estimates in the following critical accounting policies involve a greater degree of judgment and complexity and accordingly are the most critical to understanding and evaluating the potential impact to Quanterix’s Consolidated Financial Statements.

Revenue from Contracts with Customers

Quanterix generates revenue from the sale of products, services, and licenses, as further described in the section titled “— Components of Results of Operations” above.

For contracts with customers, Quanterix recognizes revenue when a customer obtains control of promised products or services, for an amount that reflects the consideration expected to be received in exchange for those products or services. Quanterix follows the five-step framework prescribed by FASB ASC Topic 606 - Revenue from Contracts with Customers (“ASC 606”) to determine revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Revenues are presented net of any sales, value added, or similar taxes collected from customers and remitted to the government.

Quanterix determines the transaction price based on the amount of consideration it expects to be entitled to, which is generally equal to its contract amounts. In some cases, Quanterix’s contracts contain variable consideration which primarily relates to (1) sales and usage-based royalties related to the license of intellectual property in collaboration and license contracts and (2) contracts with minimum purchase commitments. For sales and usage-based royalties, ASC 606 provides an exception to estimating variable consideration. Under this exception, Quanterix recognizes revenues from sales or usage-based royalty revenue at the later of when the sales or usage occurs or the satisfaction (or partial satisfaction) of the performance obligation to which the royalty has been allocated. All other variable amounts are constrained to the minimum guaranteed contract amount so that a reversal of cumulative revenue does not occur in future periods. Once there is no longer uncertainty over a variable amount, any incremental fees Quanterix is entitled to are allocated to the related performance obligations.

Quanterix’s contracts may include either a single promise (referred to as a performance obligation) to transfer a product or service, or a combination of multiple promises to transfer products or services. Quanterix evaluates the existence of multiple promises within Quanterix’s contracts by using judgment to determine if (1) the customer can benefit from each contractual promise on its own or together with readily available resources and (2) the transfer of each contractual promise is separately identifiable from other promises in a contract. When both criteria are met, each promise is accounted for as a separate performance obligation.

Sales of instruments directly to customers include installation and an initial year service-type warranty (which guarantees that Quanterix’s instruments are free from material defects in workmanship and materials, excluding normal wear and tear, and maintenance services). Quanterix has determined that the instrument and installation are a combined performance obligation. The service-type warranty is considered a separate performance obligation since a customer could benefit from it independently with readily available resources and is capable of being sold on its own.

Sales of instruments to distributors include a license to import and resell the instruments and an initial year of assurance-type warranty (which guarantees that the products conform to Quanterix’s published specifications). Quanterix has determined that the instrument and distributor license are a combined performance obligation since the distributor only benefits from the combination of the instrument and ability to resell it. The assurance-type warranty does not create a separate performance obligation under ASC 606. Under ASC Topic 460 – Guarantees, Quanterix establishes an accrual for estimated assurance-type warranty expense, which is recorded in cost of product revenue on the Consolidated Statements of Operations.

Instrument sales may also be bundled with assays and other consumables, training, and/or an extended service warranty, each of which is considered a separate performance obligation.

Contracts that include rights to additional products or services that are exercisable at a customer’s discretion are generally considered options. Quanterix assesses if these options provide a material right to the customer and if so, the material right is considered a performance obligation. The identification of material rights requires judgment to determine if the value of the option to purchase additional products and services in relation to options that may be provided to, and prices paid by, customers in the normal course of business. Material rights are recognized when they are exercised by a customer or upon expiration of the right.

For contracts that contain multiple performance obligations, the transaction price is allocated among the performance obligations on a relative basis according to their standalone selling prices (“SSP”). Determining the SSP for performance obligations requires judgment. Quanterix determines SSP based on factors including prices charged to customers in observable transactions, internal pricing objectives and list prices, pricing of similar products, expected costs to manufacture Quanterix’s products, and estimated margins. Quanterix has more than one range of standalone selling price for certain products and services based on the geographic location of the customer and sales channel.

The majority of Quanterix’s products and services are recognized at the point in time it transfers control to the customer.

For product revenues, direct instrument sales to customers are recognized upon completion of the instrument’s installation. For instrument sales to distributors, revenue is recognized based on the agreed upon shipping terms (either upon shipment or delivery) as that is when title passes to the customer.

Services revenues generated from contract research services in Quanterix’s Accelerator Laboratory are recognized upon completion and delivery of the research results. In cases where Quanterix maintains a contractual right to payment for service performed (including a reasonable profit margin), revenue is recognized over time as the services are provided, using an output method that is based on the number of completed results. Service revenues generated from warranties and service contracts are recognized ratably over the service period as the customer simultaneously receives and benefits from the services.

Collaboration and license revenues are recognized at the point in time the license performance obligation is delivered as the customer has the right to use the intellectual property when it is received. Royalty revenues that are sales or usage-based are recognized at the later of when the sales or usage occurs or the satisfaction (or partial satisfaction) of the performance obligation to which the royalty has been allocated.

Inventory Reserves

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out (“FIFO”) basis and includes the cost of materials, labor, and manufacturing overhead. Quanterix analyzes its inventory levels on each reporting date for slow-moving, excess, and obsolete inventory, and inventory expected to expire prior to being used. Quanterix’s analysis requires judgment and is based on factors including, but not limited to, its recent historical activity, anticipated or forecasted demand for Quanterix’s products (developed through its planning and sales and marketing inputs), scientific data supporting the estimated life of materials that expire, and market conditions. If Quanterix identifies adverse conditions exist, such as unfavorable changes in estimated customer demand, the lives of materials that expire, or actual market conditions that may differ from management projections, the carrying value of the inventory is reduced to its estimated net realizable value by providing estimated reserves for excess or obsolete inventory.

Acquired Goodwill, Intangible Assets, and Contingent Consideration

When acquiring a business, Quanterix determines the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date, which may include a significant amount of intangible assets such as customer relationships, technology, trademarks and trade names, and non-compete agreements, as well as goodwill and contingent consideration.

The determination of the fair values these assets and liabilities involves significant judgment in selecting inputs used in a valuation methodology, including expected future revenues or cash flows, future changes in technology, estimated replacement costs, covenants not to compete, obsolescence of developed technologies, the likelihood and timing of achieving milestones or performance targets, discount rates, and assumptions about the period of time a brand will continue to be used in our product portfolio. In a typical acquisition, Quanterix engages third-party valuation experts to assist it with the fair value analyses. Our estimates of fair value are based upon assumptions and inputs Quanterix believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. A change in the inputs used could have a material impact on the estimated fair values.

Intangible assets with finite lives consist of customer relationships, developed technology, know-how, trademarks and trade names, and non-compete agreements and are recorded at their fair values as described above. These assigned values are amortized over each asset’s useful life on a basis which best matches the periods in which the economic benefits are expected to be realized. Determining an intangible asset’s useful life requires significant judgment and is based on evaluating a number of factors, including, but not limited to, the expected use of the asset, historical client retention rates, consumer awareness, trademark and trade name history, and any contractual provisions that could limit or extend an asset’s useful life. Actual useful lives may differ from estimated useful lives.

Business combinations may also include contingent consideration to be paid based on the occurrence of future events, such as the completion of a technical milestone or upon meeting certain performance targets. Contingent consideration treated as purchase price is a liability recorded at fair value, as described above, at the acquisition date. Quanterix remeasures the fair value of outstanding contingent consideration liabilities at each reporting period and changes are recognized in change in fair value of contingent consideration on the Consolidated Statements of Operations.

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets

Goodwill is required to be assessed for impairment at least annually or whenever events or circumstances indicate that there may be an impairment. An impairment assessment requires evaluating the potential impairment at the reporting unit level using either a qualitative assessment, to determine if it is more likely than not that the fair value of any reporting unit is less than its carrying amount, or a quantitative analysis, to determine and compare the fair value of each reporting unit to its carrying value, or a combination of both. Reporting units are determined based on the components of our operating segments that constitute a business for which financial information is available and for which operating results are regularly reviewed by segment management. Judgment is required in determining the use of a qualitative or quantitative assessment, as well as in determining each reporting unit’s estimated fair value, as it requires Quanterix to make estimates of market conditions and operational performance, including projected financial results, discount rates, control premium, and valuation multiples for key financial metrics.

Absent an event that indicates a specific impairment may exist, Quanterix has selected October 1st as the date to perform our annual goodwill impairment test. Future events could cause Quanterix to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our results of operations.

Additionally, Quanterix continually evaluates whether events or circumstances have occurred that indicate the estimated remaining useful life of any of our intangible assets or other long-lived assets (which consists of property and equipment), or the estimated remaining lease term of any of our operating lease right-of-use assets may warrant revision, or that the carrying value of these assets may be impaired. To assess whether a long-lived asset or asset group has been impaired, the estimated undiscounted and discounted future cash flows for the estimated remaining useful life or estimated lease term of the asset is compared to its carrying value. Significant judgment is required to estimate future cash flows, including, but not limited to, the expected use of the asset, historical client retention rates, technology roadmaps, consumer awareness, trademark and trade name history, contractual provisions that could limit or extend an asset’s useful life, market data, discount rates, and potential sublease opportunities, including rent and rent escalation rates, time to sublease, and free rent periods. To the extent that the future cash flows are less than the carrying value, a long-lived asset or asset group is impaired and written down to its estimated fair value.

Non-GAAP Financial Measures

To supplement Quanterix’s financial statements presented on a GAAP basis, Quanterix presents the following non-GAAP financial measures: adjusted gross profit, adjusted gross margin, adjusted total operating expenses, and adjusted loss from operations. These non-GAAP financial measures are calculated by including shipping and handling costs for product sales within cost of product revenue instead of within selling, general and administrative expenses. Quanterix uses these non-GAAP measures to evaluate Quanterix’s operating performance in a manner that allows for meaningful period-to-period comparison and analysis of trends in Quanterix’s business and Quanterix’s competitors. Quanterix believes that presentation of these non-GAAP measures provides useful information to investors in assessing Quanterix’s operating performance within Quanterix’s industry and to allow comparability to the presentation of other companies in Quanterix’s industry where shipping and handling costs are included in cost of goods sold for products. The non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for, the financial information presented in accordance with GAAP.

Set forth below is a reconciliation of adjusted gross profit, adjusted gross margin, adjusted total operating expenses, and adjusted loss from operations from their most directly comparable GAAP financial measures:

Reconciliation of Gross Profit, Gross Margin, Total Operating Expenses and Loss from Operations to Non-GAAP Financial Measures

(Unaudited, amounts in thousands except percentages)

	Three Months Ended March 31,
	2025	2024
Gross profit	$16,415	$18,548
Shipping and handling costs	(1,577)	(2,142)
Amortization of acquired intangible assets(1)	227	—
Adjusted gross profit (non-GAAP)	$15,065	$16,406
Total revenues	$30,333	$32,066
Gross margin (gross profit as % of total revenues)	54.1%	57.8%
Adjusted gross margin (non-GAAP) (adjusted gross profit as % of total revenues)	49.7%	51.2%
Total operating expenses	$42,781	$33,705
Shipping and handling costs	(1,577)	(2,142)
Acquisition and integration related costs(2)	(3,578)	—
Earnout recorded as compensation expense(3)	(3,744)	—
Adjusted total operating expenses (non-GAAP)	$33,882	$31,563
Loss from operations	$(26,366)	$(15,157)
Amortization of acquired intangible assets(1)	227	—
Acquisition and integration related costs(2)	3,578	—
Earnout recorded as compensation expense(3)	3,744	—
Adjusted loss from operations (non-GAAP)	$(18,817)	$(15,157)
(1)	Consists only of the amortization of intangible assets acquired in 2025.
(2)	Represents acquisition and integration costs directly related to Quanterix’s business combinations. Acquisition costs include professional and consulting fees supporting due diligence, legal, and accounting activities to execute a transaction. Integration costs include third party and internal direct costs to integrate acquired companies, employees, and their customers.
(3)	Consists of the earnout recognized as compensation expense related to the Emission acquisition.

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	2022	2024	2023	2022
Gross profit	$22,169	$19,406	$12,644	$83,104	$74,224	$45,363
Shipping and handling costs	(1,885)	(2,142)	(1,926)	(8,113)	(8,146)	(7,923)
Adjusted gross profit (non-GAAP)	$20,284	$17,264	$10,718	$74,991	$66,078	$37,440

Total revenues	$35,161	$31,549	$25,824	$137,421	$122,368	$105,222
Gross margin (gross profit as % of total revenues)	63.0%	61.5%	49.0%	60.5%	60.7%	43.0%
Adjusted gross margin (non-GAAP) (adjusted gross profit as % of total revenues)	57.7%	54.7%	41.5%	54.6%	54.0%	35.5%

Total operating expenses	$36,938	$33,023	$34,036	$135,720	$120,215	$149,627
Shipping and handling costs	(1,885)	(2,142)	(1,926)	(8,113)	(8,146)	(7,923)
Adjusted total operating expenses (non-GAAP)	$35,053	$30,881	$32,110	$127,607	$112,069	$141,704
Loss from operations	$(14,769)	$(13,617)	$(21,392)	$(52,616)	$(45,991)	$(104,264)
Adjusted loss from operations (non-GAAP)	$(14,769)	$(13,617)	$(21,392)	$(52,616)	$(45,991)	$(104,264)

Recent Accounting Pronouncements

Refer to Note 2 — Significant Accounting Policies in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on Quanterix’s Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF QUANTERIX

Quanterix is exposed to a variety of market risks, including fluctuations in foreign currency exchange rates and interest rates affecting the return on its cash, cash equivalents, and marketable securities.

Foreign Currency Exchange Risk

As Quanterix expands internationally, Quanterix’s results of operations and cash flows will become increasingly subject to foreign exchange rate fluctuations. For the years ended December 31, 2024 and 2023, approximately 37% and 38%, respectively, of Quanterix’s total revenue was generated from customers located outside of the United States. Quanterix’s expenses are generally denominated in the currencies in which its operations are located, which is primarily in the United States, with a portion of expenses incurred in Canada, Europe, Japan, and China. Quanterix’s results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign exchange rates in Canadian dollars, Euros, British pounds, Swedish krona, Japanese yen, Chinese yuan, and other foreign currencies. Fluctuations in exchange rates could harm Quanterix’s business in the future. As of December 31, 2024, the effect of a hypothetical 10% adverse change in exchange rates on foreign denominated cash and payables would not have been material, and a similar adverse change on foreign denominated receivables would decrease potential cash inflows by $1.1 million.

To date, Quanterix has not entered into any foreign currency hedging contracts although Quanterix may do so in the future.

Interest Rate Risk (As Restated)

Quanterix had cash and cash equivalents of $56.7 million and marketable securities of $232.4 million as of December 31, 2024. All cash, cash equivalents, and marketable securities are held at large commercial banks. Marketable securities consisted entirely of highly rated debt securities including commercial paper, U.S. Treasuries, corporate notes and bonds, U.S. Government agency bonds, certificates of deposit, and similar types of debt securities. Due to the short-term nature and investment grade quality of these investments, Quanterix does not believe that it has material exposure to changes in interest rates. Additionally, if needed, Quanterix has the ability to hold its marketable securities until maturity (without giving effect to any future acquisitions or mergers) and Quanterix does not hold or issue financial instruments for trading purposes. Therefore, Quanterix does not expect its operating results or cash flows to be affected materially by a sudden change in market interest rates.

Declines in interest rates, however, would reduce future investment income. If overall interest rates had decreased by a hypothetical 10% during the year ended December 31,2024, Quanterix’s interest income would have decreased by approximately $1.4 million.

BUSINESS OF AKOYA

Overview

Akoya is an innovative life sciences technology company delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Akoya’s mission is to bring context to the world of biology and human health through the power of spatial phenotyping. Spatial phenotyping refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Through Akoya’s PhenoCycler® (formerly CODEX) and PhenoImager® (formerly Phenoptics) platforms, reagents, software, and services, Akoya offers end-to-end solutions to perform tissue analysis and spatial phenotyping across the full continuum from discovery through translational and clinical research and diagnostics.

Akoya’s spatial biology solutions measure cells and proteins by providing biomarker data in its spatial context while preserving tissue integrity. Biomarkers are objective measures that capture what is happening in a cell or tissue at a given moment. Current genomic and proteomic methods, such as next-generation sequencing (“NGS”), single-cell analysis, flow cytometry and mass spectrometry, are providing meaningful data but require the destruction of the tissue sample for analysis. While valuable and broadly adopted, these approaches allow scientists to analyze the biomarkers and cells that comprise the tissue but do not provide the fundamental information about tissue structure, cellular interactions, and the localized measurements of key biomarkers. Furthermore, current non-destructive tissue analysis and histological methods provide some limited spatial information, but they only measure a minimal number of biomarkers at a time and require expert pathologist interpretation. Akoya’s platforms address these limitations by providing end-to-end solutions that enable researchers to quantitatively interrogate many biomarkers and cell types across a tissue section at single-cell resolution. The result is a detailed and computable map of the tissue sample that thoroughly captures the underlying tissue dynamics and interactions between key cell types and biomarkers, a process now referred to as spatial phenotyping. Akoya believes that it is the only business with the breadth of platform capabilities that enable researchers to do a deep exploratory and discovery study, and then further advance and scale their research through the translational and clinical phases, leading to a better understanding of human biology, disease progression and response to therapy. Akoya also believe that it is the only spatial biology business that is capable of delivering a menu of clinical IVD tests on its platform for routine diagnostic testing.

Akoya offers complete end-to-end solutions for spatial phenotyping, designed to serve the unique needs of Akoya’s customers in the discovery, translational and clinical markets. The PhenoCycler is an ultra-high parameter and cost-effective platform ideally suited for discovery high-plex research. The PhenoImager platforms, which include the Fusion and HT instruments, provide high throughput scalable solutions, with the automation and robustness needed for translational and clinical applications. Furthermore, the PhenoCycler and the PhenoImager Fusion can be integrated into a combined system, the PhenoCycler-Fusion, to enable spatial discovery at scale by providing significant improvements in the speed of the workflow. Akoya’s portfolio of products offers seamless and integrated workflow solutions for its customers, including important benefits such as flexible sample types, automated sample processing, scalability, comprehensive data analysis and software solutions and dedicated field and applications support. With these platforms, Akoya’s customers are performing spatial phenotyping to further advance their understanding of diseases such as cancer, neurological and autoimmune disorders, and many other therapeutic areas.

Akoya’s co-founder, former director and chair of its scientific advisory board, Dr. Garry Nolan, originally developed its CODEX technology (now rebranded as PhenoCycler) to better identify biomarkers in discovery research while leading a team at Stanford. Akoya licenses certain patents, know-how and proprietary technology utilized in its PhenoCycler instrument from Stanford. To expand Akoya’s offerings to the translational and clinical markets, it acquired the Phenoptics (now rebranded as PhenoImager) platform in 2018 from PerkinElmer, Inc. (“PKI”), subsequently known as Revvity, Inc. (“Revvity”), from whom it licenses certain patents incorporated into its PhenoImager instruments.

As of March 31, 2025, Akoya has 1,359 instruments installed across a broad group of customers throughout North America, Asia-Pacific (“APAC”), and Europe-Middle East-Africa (“EMEA”), reflecting an increase of 12% in its installed base over 2023. Akoya’s full set of proprietary reagents, software and services allows it to drive a stream of attractive, recurring, and high margin revenue through its installed base, which it expects to grow as it continues to expand its instrument base and implement workflow advancements. Akoya generated total revenue of $16.6 million in the three months ended March 31, 2025, and $18.4 million in the three months ended March 31, 2024. Akoya incurred net losses of $15.7 million in the three months ended March 31, 2025, and $23.5 million in three months ended March 31, 2024.

*As of March 31, 2025

Proposed Business Combination

On January 9, 2025, Akoya entered into the Original Merger Agreement with Quanterix and Merger Sub. On April 28, 2025, the parties entered into the Merger Agreement, which amended and restated, and superseded, the Original Merger Agreement. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Akoya, with Akoya continuing as the Surviving Corporation and as a wholly owned subsidiary of Quanterix.

Upon completion of the Merger, each issued and outstanding share of Akoya Common Stock will be converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as may be adjusted in accordance with the Merger Agreement) and (B) $0.38 in cash, without interest (as may be adjusted in accordance with the Merger Agreement). The closing of the Merger is subject to a number of conditions and obligations and, if approved, the Merger is expected close in the second quarter of 2025.

On April 2, 2025, Akoya entered into the Securities Purchase Agreement with Quanterix, which was amended on April 28, 2025, pursuant to which Akoya will issue and sell to Quanterix from time to time, in a private placement, the Convertible Notes having an aggregate principal amount of up to $30,000,000. Akoya may draw on the Convertible Notes between June 15, 2025 and the earlier of (a) the Closing and (b) August 31, 2025 if the Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the Closing occurs on or prior to June 15, 2025, Akoya may not draw the Convertible Notes.

Any Convertible Notes issued under the Securities Purchase Agreement will mature on the earliest to occur of (i) the 91st day following the earlier of (a) November 1, 2027 and (b) the date that Akoya’s indebtedness under the Akoya Existing Loan Documents is repaid in full and all commitments under such documents have been terminated and (ii) subject to the terms of the Subordination Agreement, any acceleration of the Convertible Notes.

For additional information on the terms and conditions of the Merger Agreement, please refer to the section titled “The Merger Agreement.” For additional information on the terms and conditions of the Securities Purchase Agreement, please refer to the section titled “Related Agreements – Akoya Bridge Financing Documents.”

Akoya’s Competitive Strengths

Akoya believes the growth of its business will be propelled by its competitive strengths, including:

Established leader in the spatial biology market with a strong competitive position and proven products. Akoya believes it is the leading spatial biology company, offering products to hundreds of customers across a diverse base, including leading biopharma companies, academic research centers and governmental institutions worldwide. As a pioneer and leader in the spatial biology market, Akoya views its suite of solutions as uniquely positioned to address varying customer needs across all market segments, from discovery through translational and clinical research and diagnostic testing. Akoya’s instrument base has expanded significantly over the last several years with 1,359 instruments currently in the market as of March 31, 2025, a 12% increase over the prior year period. The rate of publications with Akoya’s technology as a centerpiece has accelerated greatly, with 1,891 peer-reviewed publications as of March 31, 2025, a 44.7% increase over the prior year period publications. A key driver of these publications and Akoya’s commercial expansion is the growing body of evidence that spatial biology solutions are increasingly becoming preferred as a biomarker platform of choice. A seminal JAMA Oncology publication in 2019 established the predictive power of spatial biomarker technologies in predicting response to immuno-oncology therapeutics versus the current technologies such as gene expression, NGS and standard diagnostic PD-L1 biomarker assays. A Nature publication in 2021 showed that Akoya’s spatial approach found topological differences in the tumor microenvironment, so that patients can be stratified correctly into cohorts for immunotherapy based on responders and non-responders while RNA-seq and other methods could not. In 2023, a Gen Biotechnology publication featured the first 100+ protein plex whole-slide image using Akoya’s technology. Akoya believes that the combination of its broad customer base, expert management team, large instrument installed base, intellectual property portfolio and extensive and accelerating publication list helps establish its leading position in spatial biology.

*As of March 31, 2025

Comprehensive solutions that address the entire continuum. Akoya is fully dedicated spatial biology company with a purpose-built portfolio offering instruments, consumables, related software, and services to serve the unique needs of its customers and partners from discovery, through translational and clinical research, and diagnostic testing. Akoya’s PhenoCycler platform is ideal for discovery research, providing ultra-high parameter biomarker discovery, with the ability to analyze high-plex single-cell resolution across the entire tissue sample. By pairing Akoya’s PhenoCycler with its PhenoImager Fusion instrument, Akoya provides a complete cycling and imaging solution to Akoya’s customers that delivers market leading scale with significant improvements in the speed of the workflow. Akoya’s PhenoImager HT platform is ideal for translational and clinical applications providing a fully automated end-to-end solution with high reproducibility and throughput. Providing complete solutions across this full continuum allows Akoya to serve its customers’ full biomarker lifecycle. Comprehensive biomarker discovery is first enabled on PhenoCycler-Fusion. Potentially predictive biomarkers of interest for translational and clinical studies are then analyzed and implemented at scale on PhenoImager HT.

Relationships with leading biopharma and life science tools companies, top research institutions and medical centers. Akoya has relationships with thought leaders such as Stanford University, University of Queensland, MD Anderson, AstraZeneca, Acrivon Therapeutics, Leica Biosystems, Agilent Technologies and many other leading biopharma and life science tools companies, top research institutions and medical centers and contract research organizations (“CROs”). These collaborations and partnerships help demonstrate the utility of Akoya’s solutions across a broad array of applications, including immuno-oncology, immunology, neuroscience, and developmental biology. As Akoya partners with leading companies and institutions, it gains access to valuable customer feedback and insight. With the use of Akoya’s solutions informing their development efforts:

●	Stanford University and the University of Bern used the PhenoCycler platform for deep phenotyping of advanced-stage colorectal cancer patient tissue with more than 40 protein markers simultaneously, and at single-cell resolution. Through their use of Akoya’s technology, they defined a new biological classification unit of cellular groups known as “neighborhoods.” These neighborhoods represent a completely novel organizing principle for understanding cellular activity in the tumor microenvironment and provide a robust analytical framework to better understand colon cancer progression, potentially novel diagnostics and new targets for therapeutic intervention.
●	University of Queensland is a collaborative partner that has yielded multiple publications using 100+ plex protein for head and neck cancer to decipher immunotherapy response using the PhenoCycler-Fusion. Another collaboration, leveraging

Akoya’s technology, aims to understand spatial neighborhoods in lung cancer. These achievements have led the PhenoCycler-Fusion to becoming the core technology for the newly established Queensland Spatial Biology Center (“QSBC”).
●	AstraZeneca is a partner to advance new multiplex immunofluorescence (“mIF”) workflows and spatial biomarker signatures, based on Akoya’s PhenoImager HT platform. The partnership has the aim of elucidating the immune biology of cancer, in greater detail, to streamline drug development, clinical trials, and biomarker discovery. With this collaboration, Akoya is partnering with AstraZeneca’s immuno-oncology division to leverage the comprehensive spatial phenotyping capabilities of the PhenoImager platform to study drug mechanism of action, confirm target biology prevalence, and discover predictive signatures for subsequent trial designs. The aim of this collaboration will be the development and implementation of predictive assays and analysis frameworks to enable AstraZeneca, and the pharmaceutical industry in general, to advance a spatial biomarker-informed drug development strategy for immunotherapy. The results could lead to increased trial success rates, companion diagnostic partnerships, and advancement of precision medicine.
●	Thermo Fisher Scientific, a leading provider of innovative branched DNA and RNA in-situ hybridization (ISH) technologies, has entered into a license and distribution agreement with Akoya which allows Akoya to market the combination of Akoya’s spatial biology solutions with the Thermo Fisher ViewRNA In Situ Hybridization Assays, which will enable rapid, whole-slide imaging of RNA and protein biomarkers. This underscores Akoya’s commitment to advancing research capabilities by integrating ViewRNA into Akoya’s cutting-edge platforms and enables Akoya to remain at the forefront of innovation through development of multiomic workflows.
●	Acrivon Therapeutics is a partner to co-develop, clinically validate, seek regulatory approval for, and commercialize Acrivon’s OncoSignature® test, a first-of-its-kind companion diagnostic. Once approved and commercialized, the test will be used to identify cancer patients most likely to respond to treatment with ACR-368, a targeted DNA damage response inhibitor therapy being developed by Acrivon. ACR-368 has been cleared by the U.S. Food and Drug Administration (“FDA”) to be advanced in a Phase 2 master protocol trial to treat patients with ovarian, endometrial, and urothelial cancer based on predicted sensitivity to ACR-368. The OncoSignature® test will be run on Akoya’s PhenoImager HT solution. Pending regulatory approval of ACR-368 and the OncoSignature ® test, Akoya, in partnership with Acrivon, will commercialize the test as the exclusive provider of the companion diagnostic required for prescribing ACR-368.
●	Agilent Technologies is a partner to develop multiplex-immunohistochemistry (“mIHC”) diagnostic solutions for tissue analysis and to commercialize workflow solutions for multiplex assays in the clinical research market. Integrating Agilent’s Dako Omnis (autostaining instrument) and Akoya’s PhenoImager HT (imaging platform) for mIHC and mIF assays will create a singular end-to-end commercial workflow, including reagents, staining, imaging, and analysis. Agilent and Akoya will partner to develop chromogenic and mIF assays that include spatial analysis for biopharma companies developing precision cancer therapeutics.
●	Leica Biosystems is a strategic partner enabling the automation of Akoya PhenoImager reagents on their advanced auto-staining platform, for multiplex immunohistochemistry and immunofluorescence. The combination of Leica’s automation capabilities and PhenoImager reagents multiplexing capabilities offers a robust solution for advanced tissue analysis in various research and clinical applications, including oncology, immunology, and neuroscience.

Akoya’s people. Akoya’s success begins with its people. All of Akoya’s employees contribute to keeping Akoya at the forefront of the spatial biology market, from research and development to sales and marketing, to operations and management. Akoya’s management team has extensive industry experience among a diversified base of leading companies in the healthcare industry, as well as significant experience with acquisitions and integration of technology. The experiences and skills gained during these prior multi-disciplinary employments will allow Akoya’s team to continue to execute on current plans and identify future opportunities and build products and services to meet them.

Akoya’s Growth Strategy

Akoya intends to pursue a growth strategy through the following key elements:

Leverage sales and marketing efforts to drive adoption of Akoya’s solutions with new and existing customers. Akoya’s solutions enable researchers to map the distribution of key cell types and biomarkers in normal and disease tissue. In 2021, Akoya commissioned a report of researchers and surveyed their views of and plans to invest in spatial biology platforms and solutions, and approximately 44% of respondents indicated that they intend to purchase a spatial platform. A 2024 Decibio report indicated that the spatial biology market is expected to grow 21% annually over the next 5 years, with translational and clinical research to make up the largest market segment while routine clinical diagnostics is expected to be the fastest growing market segment. Akoya intends to capitalize on this market opportunity by delivering market-leading solutions to Akoya’s customers. Akoya’s global team of dedicated regional instrument and reagents sales specialists, dedicated scientific pre- and post-sales applications specialists and expanded applications specialists aim to drive further platform adoption and utilization to new customers and within Akoya’s existing customer base to increase its recurring proprietary reagent and software revenue. Application expansion, workflow improvements, the continued endorsement through peer-reviewed publications, a significant presence at trade conferences and an active digital platform are examples of key drivers of continued and growing market awareness and the expansion of Akoya’s commercial footprint within new and existing customers.

Investments in new applications, content development and workflow improvements to drive pull through. Akoya’s research and development team is dedicated to developing and improving Akoya’s instruments, reagents menu and software solutions, delivering a full end-to-end workflow and expanding Akoya’s menu of applications. Akoya’s instruments are designed to be used with Akoya’s proprietary reagents. Currently, Akoya offer an extensive menu of reagents, kits, antibodies and other consumables across Akoya’s PhenoCycler and PhenoImager platforms. Researchers can choose a mixture of Akoya’s products to customize and design panels to study their biomarkers of interest. As Akoya’s research and development team identify and launch new applications and biomarker content, Akoya expects to drive incremental pull-through revenue from existing and new customers. Similarly, Akoya believes that its workflow improvements and the acceleration of data analysis through continued software advancements will further increase customers’ use of its platforms. Akoya believes consumable pull-through as a result of these investments will help solidify its solutions with researchers and improve Akoya’s recurring revenue base and margin profile.

Formation of analysis software partnerships to accelerate discovery by delivering cutting-edge digital pathology and bioinformatics solutions. Akoya is focused on enabling rapid and advanced data analysis and visualization tools that accelerate the timeline from image acquisition to extracting biological meaning. Image and bioinformatics analysis needs differ across the spectrum from discovery to translational to clinical applications, and it is increasingly clear that one analysis solution may not meet the needs of Akoya’s entire installed base. Therefore, Akoya has partnered with leading digital pathology and analysis providers to create an ecosystem of leading tools for Akoya’s customers. The ecosystem includes established digital pathology names like Indica Labs Inc. and Visiopharm A/S, who provide desktop image analysis tools with ML/AI capabilities for both PhenoCycler-Fusion and PhenoImager HT data. Akoya believes the ability to enable artificial intelligence methods will help solve the growing big data challenges associated with spatial biology and enable the accelerated development of even more advanced analysis methods, thereby increasing the speed of collaborations and biomarker discovery across laboratories. Further included in the ecosystem are Oracle Bio, and QuPath. Akoya believes the ecosystem of analysis providers for its solutions will help increase further incremental use of Akoya’s instruments and consumables. Furthermore, Akoya is developing clinical workflow solutions comprising algorithms, viewers and laboratory interfaces as the basis of its future IVD offerings.

Investment in clinical developments to demonstrate validity. Akoya’s collaborations with universities and large biopharma customers provide Akoya with visibility into Akoya’s platform’s potential to advance from translational research to clinical use. Akoya plans to pursue the development and publication of data on its approach, like the approach taken by industry stakeholders involved in NGS-based tests for targeted cancer therapies. In parallel, through Akoya’s continued partnership with key biopharma companies, it strives to establish its platforms as the preferred clinical trial and testing biomarker solution with an aim towards the enablement of a series of companion diagnostic partnerships. The centerpiece of Akoya’s biopharma partnerships is Akoya’s Advanced Biopharma Solutions (“ABS”) lab where Akoya is running clinical trial tissue samples for multiple clinical trials. Akoya continues to expand the projects within and across top biopharmaceutical companies. The ultimate goal of ABS is to advance these biomarker partnerships from clinical trials to companion diagnostics. By providing Akoya’s end-to-end workflows to industry leading partners and clinicians and directly participating in validating the clinical utility of Akoya’s platform through peer-reviewed publications, Akoya intends to establish an ongoing cadence and pipeline to further improve Akoya’s workflows and deliver clinical proof points for Akoya’s sales and marketing teams to accelerate broad adoption in the clinical diagnostic market.

Industry and Market Opportunity

Genomic analysis techniques have evolved from bulk genomics to single-cell analysis, and proteomic techniques such as mass spectrometry are advancing to provide cutting-edge unbiased approaches. In parallel, there is a growing need in areas such as immuno-oncology and combination therapies for more predictive biomarkers that can accurately predict a patient’s response to therapy. Spatial biology has emerged as a potential answer to these needs and represents one of the next major frontiers in life sciences research. It has become a key area of focus for researchers and clinicians alike as spatial phenotyping is able to measure protein and cellular interactions, while maintaining spatial context within a selected tissue sample. The result is a visual and computable measurement of histological patterns and an in-depth understanding of disease pathology, adding a new dimension of insights from discovery through clinical and translational research. By providing single-cell and subcellular resolution with spatial context within a single platform, researchers can achieve an understanding of how even small subpopulations of cells can play pivotal roles in disease pathology and patient outcomes. In addition, recent innovations within proteomics have enabled unprecedented identification of novel proteins, expanding the need for spatial biology platforms that can functionally characterize these newly discovered proteins.

While spatial biology has many applications, spanning from early discovery through clinical research and diagnostic testing, the leading applications today include:

●	Oncology: profiling of a tumor and its microenvironment for therapy selection and precision medicine.
●	Immunology: supporting sub-specialties such as autoimmune disorders and transplant medicine.
●	Neuroscience: characterizing neuroinflammation and neurodegeneration.
●	Infectious disease: understanding the underlying biology of infectious diseases and immune response.
●	Developmental biology: understanding tissue differentiation and stem cell biology to inform cell therapy development.
●	Dermatology: immunophenotyping atopic dermatitis, psoriasis and similar dermatological conditions.
●	Other notable applications: immunology research and broader disease pathology.

The spatial biology market sits within the larger life sciences technology market. Within this market, Akoya currently estimate the spatial biology market to be approximately $14 billion. The market for spatial biology encompasses the full research and drug development continuum, ranging from discovery through translational and clinical research and clinical diagnostic testing markets, with immediate applications in cancer as well as immunology, neurobiology, autoimmune disorders, infectious disease, and more. Each of these specific market segments have unique application and workflow needs and require fit for purpose product offerings. Today, Akoya’s products and solutions are primarily sold into the cancer discovery and translational markets, which Akoya estimates is a $7 billion addressable market. Akoya believes that Akoya’s offerings can be readily extended to serve adjacent application areas, including immunology and neurobiology, and soon applications in clinical markets, which may require obtaining FDA approval for Akoya’s products. Akoya currently estimate that within the spatial biology market, half of the opportunity is in the discovery and translational research markets and the other half is in the clinical market. With the growing adoption and innovation of spatial biology solutions and as spatial phenotyping is further validated through rapid acceleration of peer-reviewed publications, Akoya believes the global TAM will continue to grow over the near and long-term horizon. Given the critical need for spatial biology, Akoya believes Akoya’s products are uniquely suited to address the specific needs of researchers across the continuum from discovery through translational and clinical markets.

Single-Cell with Spatial Context

Single-cell analysis enables the unbiased discovery of known and unknown cell types within a sample; it measures gene and protein expression on a cell-by-cell basis by preserving information about the cell of origin for each analyte measured. Adding spatial context to single-cell analysis provides a wealth of information to visualize tissue organization and disease pathology on a molecular level. Spatial phenotyping using mIF allows for efficient mapping of cell-to-cell interactions and expression of key biomarkers across an entire tissue. Therefore, by integrating single-cell (and subcellular) resolution into a spatial context within a single solution, Akoya provides both the “what” and “where” that can lead to critical insights that would otherwise be unattainable.

Pressing Need for more Predictive Biomarkers in Oncology

Over the last several years, immuno-oncology has been among the most active therapeutic areas at large pharmaceutical companies with an estimated market size of $60 billion in 2021 and over 5,600 active clinical trials. As a result, there has been a heightened focus and significant investment dedicated to the discovery of predictive biomarkers in immuno-oncology that provide more predictable measures of disease progression and response to therapy in the clinical setting. A research study, published in JAMA Oncology in 2019, assessed the probability of current biomarker technologies such as NGS, RNA analysis, standard histology and spatial phenotyping to predict patient response to immuno-therapies and found spatial phenotyping to be the superior method for biomarker analysis. In addition, the technology’s ability to monitor the physiological states of tumor cells over time, while maintaining integrity of the tissue, enables researchers to find correlations to drug resistance and tumor mutations, which could meaningfully facilitate the discovery and development of the next generation of cancer diagnostics and therapies. With the rise of therapeutics including Antibody Drug Conjugates (ADCs), bi-specifics, T-cell therapies, and more, the broader field of oncology will continue to see an evolving need for more predictive biomarkers.

Market needs

While NGS and single-cell analysis have led to significant scientific advances in de-mystifying the genome, and flow cytometry and mass spectrometry have enabled researchers to gain valuable data troves used for improved biomarker analysis, these technologies fail to provide any spatial context to the genes, proteins and cells measured. As a result, there is a clear and unmet need for spatial biology tools in the life sciences research market, from discovery through translational and clinical diagnostic testing. Akoya views the emergence of spatial analysis as largely complementary to current technologies by offering deeper and more contextual insights into the genome, proteome and cellular activity.

Discovery researchers are limited by the tools available within their arsenal. In recent years, the research community has fully embraced single-cell solutions as they have delivered unprecedented insights and facilitated novel medical breakthroughs. However, while single-cell technologies continue to evolve and improve, providing greater insights into cellular makeup and biomarker expression, existing technologies require the full destruction of the tissue and sacrifice all spatial information. Thus, while significant value has been realized from single-cell analysis, spatial phenotyping promises to be the next-generation biomarker solution aiming to provide an in-depth understanding of biological function and disease pathology through a visual and computable map of histological patterns.

Clinical researchers are facing a lack of predictive biomarkers which limit successful patient outcomes and efficiency in clinical development and deployment of novel therapies. Although targeted therapies have enjoyed many notable successes — to which NGS has been a recent driver of this innovation — there remains a critical need for validated predictive biomarkers in oncology, which could disrupt the current paradigm for patient care and drug development. While significant efforts are being made in the discovery of more predictive biomarkers in oncology, there is still an ongoing and recognized unmet need. Just as NGS and other technologies did for targeted cancer therapeutics, Akoya believes spatial biology solutions will provide the necessary biological understanding and predictive power to further accelerate the field of oncology. All of Akoya’s products and solutions sold today are for research use only. For future applications in clinical markets, Akoya’s products may require FDA approval.

Akoya’s Platforms

Akoya offers distinct stand-alone as well as integrated platforms for spatial phenotyping, designed to serve the unique needs of Akoya’s customers in the discovery, translational and clinical markets. The PhenoCycler is an ultra-high parameter and cost-effective platform ideally suited for discovery high-plex research. The PhenoImager platforms, which include the Fusion instrument and HT instrument, provide high-throughput with the automation and robustness needed for translational and clinical applications. Furthermore, the PhenoCycler and the PhenoImager Fusion can be integrated into a combined system, the PhenoCycler-Fusion

System, to enable spatial discovery at scale. Together the systems offer seamless and integrated workflow solutions for Akoya’s customers, including important benefits such as flexible sample types, automated sample processing, scalability, comprehensive data analysis and software solutions and dedicated field and applications support. With these platforms, Akoya’s customers are performing spatial phenotyping to further advance their understanding of diseases such as cancer, neurological and autoimmune disorders, and many other therapeutic areas. Akoya believes through these platforms, Akoya is fulfilling Akoya’s mission to empower life sciences researchers and clinicians to better understand the onset, advancement, treatment, prevention and monitoring of disease.

PhenoCycler

Akoya’s PhenoCycler instrument is a powerful, yet simple, compact bench-top fluidics system that integrates with a companion microscope to automate image acquisition. It provides a comprehensive spatial biology solution, converting Akoya’s customer’s standard fluorescent microscope into an automated imaging system to produce ultra-high parameter multiplex images capable of providing in situ analysis at the cellular and subcellular scales. With over 300 biobanks around the world today, most of the researchers utilizing these biobanks are using inferior products, limiting discovery and spending valuable resources. Originally developed in the lab of Dr. Garry Nolan at Stanford University, The PhenoCycler instrument uses antibodies conjugated to a proprietary library of oligonucleotides called Barcodes. This enables customizable panels of greater than 100 antibodies to be combined for a single tissue staining reaction.

Not only is PhenoCycler a powerful tool for discovery, it is also highly intuitive and appeals to both novice and experts in the field of tissue analysis. The experimental workflow for the PhenoCycler is summarized below.

PhenoImager

For a deeper understanding of disease and patient response to therapy in large scale studies, translational and clinical researchers need a robust and automated spatial biology solution. Akoya’s PhenoImager platform enables researchers to visualize, analyze, quantify and phenotype cells in situ, in fresh frozen or formalin-fixed paraffin-embedded (“FFPE”) tissue sections, and tissue microarrays (“TMAs”) utilizing an automated and high-throughput workflow. Proprietary multispectral imaging removes the autofluorescence background and precisely measures fluorescent values for each biomarker with subcellular resolution, enabling researchers to capture the multiple interactions occurring between key biomarkers and cells. In contrast, inferior solutions on the market lack the necessary ability to precisely isolate and measure the different fluorescence channels due to color bleed. Users of Akoya’s platform have confidence in the accuracy of the quantified interactions occurring in the biology of the cell. In addition, just as with PhenoCycler Akoya offers a simple and easy workflow to stain, image and then analyze tissue samples for the high throughput translational and clinical applications.

OR
STAIN
IMAGE
ANALYZE
Opal Panels & Staining Kits
High-speed, accurate multispectral imaging*
Whole slide scans: Brightfield/fluorescence
Powerful unmixing software

Cancer
Immune cells engage lung cancer suppressed by PD-1/PD-L1 checkpoint signaling

Immunology
Immunosuppressive mechanisms driving irritable bowel disease

Neurobiology
Brain cells responding to head trauma

●	The Akoya PhenoImager instruments product line is currently comprised of the two PhenoImager instruments, namely the PhenoImager Fusion and PhenoImager HT. The PhenoImager Fusion is the most recent in this family of microscopes and represents Akoya’s high-speed whole-slide scanner ideal for everyday use of 7-color imaging and easy integration with the PhenoCycler instrument to enable ultrahigh-plex imaging solution in the translational and clinical markets.
●	PhenoImager Fusion: is an automated 4-slide microscope, that enables whole-slide, multispectral imaging (MSI) at single-cell resolution at unprecedented speed. Ideal for standard throughput and high-plex applications, the PhenoImager Fusion can function as a stand-alone ultrafast imager for spatial phenotyping applications or can be integrated with the PhenoCycler instrument to form the PhenoCycler-Fusion System for spatial discovery at scale by providing significant improvements in the speed of the workflow.
●	PhenoCycler-Fusion 2.0: Launched in mid-2023, the PhenoCycler-Fusion 2.0 system is a package of enhancements to further improve the functionality, speed, and throughput of the discovery workflow. With the 2.0 system the slide capacity increases to 2 slides, effectively doubling the throughput of data processing and generation. Additionally, the 2.0 system introduces multi-omic capabilities by unlocking capabilities integral for future RNA workflows to facilitate side-by-side protein and RNA studies. Current PhenoCycler-Fusion 1.0 customers can be upgraded to 2.0 through an upgrade kit.

PhenoImager Fusion (stand-alone) or Integrated into the PhenoCycler-Fusion System

●	PhenoImager HT: The PhenoImager HT is Akoya’s premier and most highly cited digital pathology imager featuring rapid whole-slide multispectral scanning of up to 7 colors (6 biomarkers) with an 80-slide capacity. Because of the proprietary optical components coupled to Akoya’s reagents and software, it is uniquely able to accurately detect and measure weakly expressed and overlapping biomarkers within a single tissue section. It also supports multiple applications including Hematoxylin and Eosin (“H&E”), immunohistochemistry (IHC), mIF on fresh frozen or FFPE tissue section or TMA. The whole slide multispectral imaging capability creates a simpler, more robust workflow as fields of view do not need to be selected, eliminating selection bias and accelerating the time to result. The PhenoImager HT can also scan brightfield slides for downstream analysis, such as traditional DAB IHC, or scan regions of interest across a whole slide with up to 9 colors (8 biomarkers). The fully automated process provides a recorded whole slide scan, meaning no re-scans and eliminating redundant work.
●	PhenoImager HT 2.0: Launched in mid-2023, the PhenoImager HT 2.0 upgrade sharpens a key part of the multiplexing workflow to further ease the generation of highly accurate and quantifiable data from the HT. Specifically, the 2.0 upgrade simplifies the unmixing workflow by combining a series of steps both on and off the instrument into one step on-instrument. The new workflow significantly reduces the time from image acquisition to analysis, thereby improving speed and throughput by 5-fold. The upgrade also introduces the option of 16-bit formats in addition to the existing 8-bit images, giving customers more flexibility. Current HT 1.0 customers can be upgraded to 2.0 through an upgrade package.

Akoya’s Proprietary Reagents

PhenoCycler Reagents

●	PhenoCycler Antibodies: Akoya offers a rapidly growing menu of validated antibody content for use with PhenoCycler. Today, Akoya’s menu includes over 100 unique antibodies validated for human FFPE tissue, mouse FFPE tissue, human fresh frozen tissue, and/or mouse fresh frozen tissue.
●	PhenoCycler Antibody Conjugation Kit: Akoya offers an antibody conjugation kit that allows customers to label their own proprietary antibodies of interest and modify them for use with PhenoCycler. The antibody conjugation kit can be used to add antibodies to existing content or develop entirely new content for new applications.
●	PhenoCycler Workflow Reagents: Akoya provides the full suite of additional proprietary buffers and reagents needed as part of the full PhenoCycler workflow.
●	PhenoCode® Discovery Panels and Reagents: In 2023, Akoya launched Akoya’s first set of ready-to-use panels focused on a particular application area within oncology. In 2024, Akoya launched the PhenoCode Discovery IO60 Human Protein Panel, which addresses the growing need for a comprehensive IO panel that includes an extensive set of fully validated markers. This ready-to-use solution offers researchers the ability to interrogate a wide array of immune cell types, along with key checkpoint inhibitors, components of the tumor microenvironment, and known immunotherapy targets in a single, streamlined workflow. Each panel is meticulously designed to answer key biological questions to accelerate the path from research question to discovery. Akoya also introduced a 24-biomarker mouse FFPE IO antibody panel designed to support preclinical research that covers essential immune cell lineage and structural markers, enabling advanced research and comparative studies between mouse and human models to deepen the understanding of cancer biology.

PhenoImager Reagents

Akoya offers several proprietary reagents required for the use of Akoya’s platforms that are a key part of providing a seamless workflow solution to Akoya’s customers. The PhenoImager Reagents portfolio includes the following: PhenoCode Signature Panels and Reagents, Opal and Tyramide Signal Amplification (TSA)-Based Detection Kits for Multiplexing, and Essentials for Staining.

●	PhenoCode Signature Panels and Reagents: In 2023, Akoya launched pre-optimized panels that consist of a five-plex base panel and one open position to add an additional biomarker of choice to the panel. Customers can choose from Akoya’s menu of stand-alone antibodies or barcode their own antibody of interest for use in the open position of a PhenoCode Signature panel. Panels are designed to be used across a wide variety of human FFPE tissue types, providing an additional layer of flexibility for customers. PhenoCode Signature antibodies are provided barcoded, utilizing Akoya’s proprietary universal barcoding technology to overcome workflow hurdles associated with traditional multiplexed immunofluorescence (mIF) detection in FFPE tissue. Akoya’s Opal fluorescent dyes are included in each panel kit for high sensitivity detection; panels are compatible with Akoya’s PhenoImager HT and PhenoImager Fusion systems for downstream imaging.
●	Opal and TSA-Based Detection Kits: Opal-based detection kits are optimized for reliable spectral unmixing and offer a variety of multiplexing options to anyone performing standard immunohistochemistry (IHC). Researchers using Akoya’s Opal and TSA-based dyes can select antibodies at-will to develop and optimize assays for specific mIF detection needs. Akoya provide detection reagents for both automated and manual staining, including single dye reagent packs and pre-kitted options for multiplexing. Additionally, Akoya offers 2 Opal-based pre-optimized panels for tissue-specific biomarker detection in human FFPE lung cancer and melanoma tissues. Both the lung cancer and melanoma six-plex panels include six ready-to-use, clinically-relevant antibodies and are compatible with automated staining followed by imaging on the PhenoImager HT or PhenoImager Fusion instruments.
●	Essentials for Staining: Akoya offers high quality, stand-alone reagents which are essential for Opal mIF staining, including antigen retrieval buffers, antibody blocking buffers to reduce non-specific binding and secondary antibodies.

Akoya’s Software Services

Akoya offers an ecosystem of different software options, both internal and through partnerships for Akoya’s solutions to provide customers with the flexibility and ability to perform their desired work.

Analysis Software Partnerships Ecosystem

●	Visiopharm A/S: A leading digital pathology analysis provider that specializes in AI deep learning tissue analysis. It is the recommended solution for users that require on-prem software deployment and high image analysis capabilities.
●	Indica Labs Inc.: Indica’s HALO platform is a recognized and established brand in digital pathology. HALO is Indica’s on-prem analysis solution, and HALO AP is their cloud-based platform for streamlined pathology workflow and laboratory information management system integration. It is the recommended solution for PhenoImager clinical workflows.

Internally Developed Analysis Software

●	inForm Tissue: A patented automated image analysis software package for accurately visualizing and quantifying biomarkers in tissue sections. Akoya’s software can be tailored to enable biomarker analysis in both solid tissues and TMAs from H&E, multiplexed IHC, and multiplexed immunofluorescence data. The automated, trainable algorithms permit detection, cell and tissue segmentation and identification of multiple markers within a sample. Once trained, inForm will locate and analyze user-specified regions automatically across an entire image or multiple images. Large numbers of images can be rapidly batch processed, allowing analysis that might have taken days to be done in a matter of minutes.
●	phenoptr & phenoptrReports: Additional software to enhance the experience with Akoya’s platforms. Phenoptr provides functions that consolidate and analyze output tables created by inForm software, while phenoptrReports generates shareable reports and visualizations based on the phenoptr output in an intuitive front-end GUI.

Akoya’s Biopharma Services

Akoya’s contract research services laboratory, which Akoya calls Advanced Biopharma Solutions (“ABS”), enables biopharma clients to access the PhenoImager platform in a fee-for-service model to support the discovery, validation and clinical testing of predictive biomarkers to elucidate drug mechanism of action, better understand the underlying biology of disease in translational research studies and perform patient stratification and selection. The services Akoya offers span the entire PhenoImager workflow and include sample preparation, tissue staining, tissue imaging, image analysis pathological review and reporting. Akoya’s ABS lab leverages tissue autostainers, the PhenoImager HT and Akoya’s proprietary software to provide automation across the entire workflow. Akoya’s strategic focus is partnering with top biopharma companies on clinical trials and retrospective and prospective clinical studies. Akoya believes ongoing expansion of this business and progression of Akoya’s partnerships to later stage clinical trials can lead to increased companion diagnostic partnerships with these top biopharma companies. Akoya’s ABS laboratory, based in Marlborough, Massachusetts is certified through the Clinical Laboratory Improvement Amendments (“CLIA”) program. This certification enables Akoya’s ABS lab to support later stage clinical trial studies with Akoya’s biopharmaceutical partners. CLIA certification affirms that Akoya’s ABS lab processes and services operate under high quality standards and provides a framework for assay development and validation that consistently meets guidelines for accuracy, precision, specificity, sensitivity, and reproducibility. This milestone is an important step towards advancing the company’s platforms toward clinical use. It further positions Akoya as an attractive partner for biopharmaceutical companies seeking to incorporate Akoya’s ground-breaking spatial biology technologies into their clinical research and oncology clinical trials.

Suppliers and Manufacturing

Akoya generally outsources the manufacturing of Akoya’s instruments and certain of Akoya’s reagents. Akoya uses one contract manufacturer to produce Akoya’s PhenoImager and PhenoCycler instruments, and several suppliers to produce certain of Akoya’s reagent kits and components. Additionally, Akoya has made investments in Akoya’s infrastructure to support strategic in-house manufacturing as it relates to Akoya’s critical and high-complexity proprietary reagents. Akoya’s third-party manufacturers procure materials needed for the finished good production from many different suppliers, with some of those suppliers located in the U.S. and others located outside the U.S. See the section titled “Risks Related to Akoya’s Business and Strategy — Akoya’s third-party manufacturers are dependent upon third-party suppliers, including single source suppliers, making Akoya vulnerable to supply shortages and price fluctuations, which could harm Akoya’s business.”

Distribution of Akoya’s instruments to customers occurs from Akoya’s manufacturing facility in Marlborough, Massachusetts (the “Marlborough Facility”). Akoya also manufactures one sub-assembly related to the PhenoImager instruments, and Akoya holds its instrument inventory at Akoya’s Marlborough Facility.

Employees and Human Capital

As of March 31, 2025, Akoya had 205 employees. None of Akoya’s U.S. employees are represented by a labor union or covered under a collective bargaining agreement and Akoya considers Akoya’s relationship with Akoya’s employees to be positive. Akoya strives to be a values-driven employer of choice that attracts, retains, and inspires talented professionals to achieve their full potential. Akoya aims to create an engaging work environment that embodies Akoya’s core values of leadership, customer first mindset, innovation, efficiency and graciousness. Akoya offers competitive compensation and benefits packages and, through efforts like Akoya’s regular management development trainings, seek to attract, retain and develop qualified personnel.

Competition

The life sciences market is highly competitive. There are other companies, both established and early-stage, that have indicated that they are designing, manufacturing and marketing products for, among other things, tissue analysis, single-cell analysis and spatial analysis. These companies include 10x Genomics, Vizgen, BioTechne, Bruker, Miltenyi Biotec, and Standard BioTools, each of which has products that compete to varying degrees with some but not all of Akoya’s product solutions, as well as a number of other emerging and established companies. Some of these companies may have substantially greater financial and other resources than Akoya, including larger research and development staff or more established marketing and sales forces. Other competitors are in the process of developing novel technologies for the life sciences market which may lead to products that rival or replace Akoya’s products.

However, Akoya believes it is substantially differentiated from its competitors for many reasons, including Akoya’s position as a leader in a large and growing market, proprietary technologies, rigorous product development processes, scalable infrastructure and positive customer experience. Akoya believes Akoya’s customers favor Akoya’s products and company because of these differentiators.

For further discussion of the risks Akoya faces relating to competition, see the section titled “Risk Factors — Risks Related to Akoya’s Business and Industry — Akoya’s market is highly competitive, and if Akoya cannot compete successfully with Akoya’s competitors, Akoya may be unable to increase or sustain Akoya’s revenue, or achieve and sustain profitability.”

Government Regulation

Akoya does not currently offer for sale any products or services intended to provide clinical diagnostic or health assessment information in relation to individual patients, for use by those patients or their healthcare providers in connection with treatment.

Akoya offers technology, products, and services to a broad range of customers in the life sciences industry. Akoya’s customers may themselves be directly regulated by the FDA, the Centers for Medicare & Medicaid Services under CLIA, or similar foreign or state regulatory authorities.

Akoya markets certain of Akoya’s products under the FDA exemptions applicable to RUO IVD products. To qualify for this exemption from the otherwise applicable FDA medical device requirements, IVDs must either themselves be in the laboratory research stage of development; or be instruments, systems, or reagents that are labeled for RUO and intended for use in the conduct of nonclinical laboratory research with goals other than the development of a commercial IVD product, i.e., these products are used to carry out research and are not themselves the object of the research. To make clear that these products are exclusively for research purposes, the FDA requires them to include labeling that is prominently placed to state: “For Research Use Only. Not for use in diagnostic procedures.” RUO products include those intended for use in discovering and developing medical knowledge related to human disease and conditions. For example, instruments and reagents intended for use in research attempting to isolate a gene linked with a particular disease may be labeled for RUO when such instruments and reagents are not intended to produce results for clinical use. FDA guidance describes the agency’s position on RUOs, including labeling and distribution expectations to remain consistent with RUO status. FDA has advised that it will evaluate the totality of the circumstances to determine if it agrees a product is RUO.

In addition, customers may impose contractual requirements relating to, or Akoya may otherwise determine that it is commercially beneficial for Akoya to voluntarily follow, certain regulatory and industry standards such as Quality System Regulations (“QSR”) and International Standards Organization (“ISO”) standards or other quality standards.

Akoya is currently developing “companion diagnostics” under the label ‘Investigational Use Only’ or IUO. A companion diagnostic is a medical device, often an in vitro diagnostic device, which provides information that is essential for the safe and effective use of a corresponding drug or biological product. The test helps a health care professional determine whether a particular therapeutic product’s benefits to patients will outweigh any potential serious side effects or risks. Companion diagnostics are subject to a much more significant degree of potential FDA and CMS/CLIA and state laboratory regulation than Akoya’s RUO product and service offerings.

Akoya’s ABS laboratory located in Marlborough, Massachusetts is CLIA certified. CLIA establishes rigorous quality standards for all laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment, or assessment, of health. Clinical laboratories must obtain a CLIA certificate based on the complexity of testing performed at the laboratory, such as a Certificate of Compliance for high-complexity testing. CLIA also mandates compliance with various operational, personnel, facilities administration, quality and proficiency requirements, intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. Compliance is subject to verification through inspections.

CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements. Several states additionally require the licensure of out-of-state laboratories that accept specimens from those states. Akoya’s ABS laboratory holds a valid state license in Massachusetts.

If a clinical laboratory is found to be out of compliance with CLIA certification or a state license or permit, the applicable regulatory agency may, among other things, suspend, restrict or revoke the certification, accreditation, license or permit to operate the clinical laboratory, assess civil monetary penalties and impose specific corrective action plans, among other sanctions. Akoya has not been subject to any of such enforcement actions.

Intellectual Property

Protection of Akoya’s intellectual property is fundamental to the long-term success of Akoya’s business. Akoya believes that Akoya’s continued success depends in large part on Akoya’s proprietary technologies, the skills of Akoya’s employees, and the ability of Akoya’s employees to continue to innovate and incorporate advances into Akoya’s products and services. Akoya regards Akoya’s services and Akoya’s products, including Akoya’s reagents, Akoya’s instruments, and Akoya’s developed software, as proprietary.

Akoya relies primarily on a combination of patent, copyright, trademark, and trade secret laws, as well as contractual provisions with employees and third parties, to establish and protect Akoya’s intellectual property rights. Akoya’s patent strategy is to pursue broad protection for key technologies, supplemented by additional patent filings covering conceptual methods, specific aspects of current and proposed products, and forward-looking applications and technological developments, and licensing of certain patent families from third parties. Akoya also engages in strategic analysis of Akoya’s owned and licensed patent assets and pursue additional patent claims from Akoya’s existing portfolio that may provide Akoya with market and other competitive advantages. Akoya does not rely heavily on trade secret protection but does maintain a certain amount of in-house know-how that is not disclosed publicly.

Akoya provides products to customers and commercial and academic collaborators pursuant to agreements with non- disclosure terms and other conditions that impose restrictions on use and disclosure. Akoya further make use of contractual obligations that require Akoya’s employees, consultants and contractors with access to Akoya’s proprietary information to execute nondisclosure, non -competition and assignment of intellectual property agreements, to preserve Akoya’s intellectual property rights. Akoya generally controls access to Akoya’s proprietary and confidential information through the use of internal and external controls that are subject to periodic review.

Akoya’s key tissue labeling technology PhenoCycler (formerly CODEX) originated in the laboratory of Professor Garry P. Nolan at Stanford, who is a former member of Akoya’s board of directors and the chair of Akoya’s scientific advisory board. Two patent families covering this technology are exclusively licensed from Stanford.

The first patent family generally covers the “CODEX 1” labeling technology in which an antibody conjugated to an oligonucleotide barcode binds to a target in a tissue sample, and extension of a primer hybridized to the barcode generates a molecular reporter that emits a detectable fluorescent signal. With respect to the CODEX 1 technology, as of March 31, 2025, the first patent family exclusively licensed from Stanford includes issued patents in the U.S., Europe including Germany, France, United Kingdom and Sweden, China, Japan, and Australia. These patent rights relate to methods and compositions covering CODEX 1 technology. Akoya expects these patents to expire in 2034-2036.

The second patent family generally covers the “CODEX 2” labeling technology in which an antibody conjugated to an oligonucleotide binds to a target in a tissue sample, and a second oligonucleotide conjugated to a dye hybridizes to the first oligonucleotide to generate a fluorescent molecular reporter. With respect to the CODEX 2 technology, as of March 31, 2025, the second patent family exclusively licensed from Stanford includes issued patents in the U.S., Europe including Germany, France, United Kingdom and Sweden, China, Japan, and Australia. These patent rights relate to methods and compositions covering CODEX 2 technology. Akoya expects these patents to expire in 2037.

Akoya’s key tissue imaging technology PhenoImager (formerly Phenoptics) originated at Cambridge Research and Instrumentation Inc, (“Cambridge Research”), a company that was later acquired by Caliper Life Sciences, Inc. (“Caliper Life Sciences”). Caliper Life Sciences was subsequently acquired by PKI (subsequently known as Revvity). Akoya purchased key patent assets covering this technology from PKI, Cambridge Research and Caliper Life Sciences, and also licensed certain supplemental patents from PKI, Cambridge Research and VisEn Medical Inc. (“VisEn Medical”). Some of the supplemental patents are exclusively licensed and others are non-exclusively licensed.

The PhenoImager technology is embodied in the PhenoImager HT, and in the inForm Tissue software that is supplied as part of these systems and is also available independently.

Each of the above systems is a complex combination of imaging components, sample and reagent handling components, and proprietary software. Components of the foregoing technologies that are protected by specific issued U.S. and foreign utility patents as of March 31, 2025 include, but are not limited to:

●	software that performs classification of cells and other components of biological tissues and is protected by four owned U.S. patents expected to expire between 2026 and 2028, and owned patents in China, India and Europe expected to expire in 2026;
●	systems (including sample handling components) and software that perform dilute eosin staining and imaging of tissue samples and are protected by one owned U.S. patent expected to expire in 2032, and owned patents in Canada, Japan and Europe expected to expire in 2031;
●	imaging components and software that perform whole slide imaging of tissue samples and registration of multispectral whole-slide images and are protected by Akoya’s owned U.S. patent expected to expire in 2034, and also by Akoya’s owned patents in China and Europe expected to expire in 2034;
●	sample- and reagent-handling components, hardware control components, and software that performs pure spectrum determination for spectral unmixing of complex multispectral tissue images and are protected by one owned U.S. patent expected to expire in 2036, and also by owned patents in China and Europe expected to expire in 2035;
●	imaging components and software that performs RNA detection in tissue samples and are protected by an owned U.S. patent expected to expire in 2032;
●	software that performs real-time spectral unmixing of large multispectral images and is protected by two owned U.S. patents expected to expire between 2030 and 2031;
●	imaging components, hardware control components, and software that performs dynamic, spectrally-dependent adjustment of the imaging components for multispectral image acquisition and are protected by one owned U.S. patent expected to expire in 2030 and one owned European patent expected to expire in 2028;
●	software that identifies nuclear and non-nuclear regions in a tissue sample stained with two or more counterstains and is protected by one owned U.S. patent expected to expire in 2034;
●	software and hardware control components that perform illumination and measurement of samples in different combinations of illumination and emission bands to isolate contributions from multiple non-endogenous spectral contributors and background emission, which are protected by two owned U.S. patents and one owned patent in Japan, which are expected to expire in 2039;
●	methods and hardware components for dynamic, on-slide fluidic processing and interrogation of tissue samples, protected by one owned U.S. patent expected to expire in 2041;

●	compositions and methods for detecting analytes in a sample using enzyme-substrate reactions for amplification of fluorescence detection signals, protected by one reissued U.S. patent expected to expire in 2032, exclusively in-licensed from the University of Washington;
●	compositions and methods for detecting analytes in a sample using encoded affinity molecules and complementary encoded labeling molecules, protected by one reissued U.S. patent expected to expire in 2032, exclusively in-licensed from the University of Washington;
●	imaging components and software that performs spectral unmixing operations on multispectral tissue images to generate component images and are protected by six U.S. patents expected to expire between 2023 and 2026, and four patents in China and Europe expected to expire in 2023, all exclusively in-licensed from Revvity; and
●	software that decomposes multispectral images of tissue samples stained with an immunohistochemical stain, eosin, and a counterstain, determines a region of interest, and quantifies the immunohistochemical stain in the region of interest and is protected by one U.S. patent exclusively in-licensed from Revvity expected to expire in 2029.

Akoya also controls patent assets (owned issued U.S. and foreign patents, owned pending patent applications, and in-licensed patent assets from third parties) covering technologies developed internally that are tied to products in development or evaluation for possible commercialization. Some of these applications are not yet open to public inspection.

The subject matter covered by Akoya’s owned patents and patent applications includes, but is not limited to, systems and methods for sample analysis and classification, methods for spectral unmixing of spectrally dense fluorescence signals, modules and systems for performing dynamic optical correction, methods for training machine classifiers, methods and systems for RNA detection, methods for visualizing and enhancing visualization of samples, methods for visualizing compartments within cells, systems and methods for whole-slide imaging, methods for automated adjustment of imaging systems, systems and methods for multiple-image registration, systems and methods for extraction of pure spectra from sample images, methods for specialized allocation of fluorescence bands within a detection window, systems for low-volume flow cell-based sample analysis, methods for enzyme-mediated amplification of detection signals, methods for detecting receptor-coding nucleic acid segments, methods for selective labeling of targets in samples, compositions and methods for selectively targeting certain analytes, imaging methods using nanobody probes, methods for RNA sequence identification and error correction, nucleic acid-based methods for signal amplification, methods and systems for focus determination in imaging systems, and methods for catalyzed deposition of anchoring reporters in tissue samples.

Excluding any potential patent term extension, Akoya’s currently issued owned patents are expected to expire between 2026 and 2041. See “— Licenses” for more information regarding the agreements under which certain of Akoya’s patents are licensed.

Akoya also seeks to protect Akoya’s brands through registration of trademark rights. As of December 31, 2024, Akoya owned approximately 14 registered trademarks in the U.S., and 13 registered foreign trademarks. Akoya’s registered trademarks include The Spatial Biology Company, Motif, Akoya Biosciences, Opal, Vectra, Proxima, PhenoCycler, PhenoCode, and PhenoImager, and Akoya’s logos for Akoya Biosciences and inForm.

To supplement protection of Akoya’s brand, Akoya has also registered several internet domain names.

See “Risk Factors — Risks Related to Intellectual Property” for more information regarding the risks relating to intellectual property.

Material Licenses

Stanford University

In November 2015, Akoya entered into an exclusive (equity) agreement with Stanford, pursuant to which Stanford granted Akoya an exclusive, sublicensable (subject to certain requirements), worldwide license under certain patent rights owned by Stanford relating to oligonucleotide-based biological sample labeling to make, use and sell products and services that are covered by such patent rights (the “Stanford Licensed Products”) in all fields of use. The patents are related to oligonucleotide-based labeling technology, and Akoya refers to this technology as the CODEX 1 technology.

In November 2016, the agreement was amended to include an exclusive, sublicensable (subject to certain requirements), worldwide license granted to Akoya by Stanford under additional patent rights owned by Stanford relating to oligonucleotide-based biological sample labeling to make, use, and sell products and services that are covered by such patent rights, in all fields of use (such products and services are also included in the Stanford Licensed Products). Akoya refers to the technology disclosed in the additional patents as the CODEX 2 technology. Akoya is obligated to use commercially reasonable efforts to develop, manufacture, sell and develop markets for Stanford Licensed Products, including with respect to accomplishing specific goals with specific deadlines set forth in the agreement.

Akoya made one-time upfront payments of $50,000 in connection with the initial execution of the agreement and $13,000 in connection with executing the amendment. Akoya also granted to Stanford 213,333 shares of Akoya’s non-voting Akoya Common Stock. Akoya is also required to pay Stanford annual license maintenance fees in the mid-five figures. Akoya further agreed to make one-time milestone payments (i) at issuance of the first licensed patent included in the original 2015 agreement, (ii) at issuance of the first licensed additional patent included in the 2016 amendment to the agreement, (iii) at the issuance of the first licensed additional patent included in the 2021 amendment to the agreement, (iv) upon the first sale of a Stanford Licensed Product covered by the additional licensed patents included in the 2021 amendment to the agreement and (v) upon the sale of more than $500,000 of Stanford Licensed Products in a calendar year. The aggregate amount of these milestone payments is $120,000. Akoya also agreed to make a payment of $10,000 as an execution fee for the 2021 amendment to the agreement. Akoya is also obligated to pay Stanford a low single-digit percentage royalty on net sales of Stanford Licensed Products and a portion of any of Akoya’s sublicensing income.

Subject to Stanford’s approval, Akoya controls the prosecution and maintenance of the licensed patents and, if Akoya is developing Stanford Licensed Products, have the first right to institute a suit, or defend any declaratory judgment action, related to third-party infringement of the licensed patents.

The agreement will continue until the expiration, revocation, invalidation or abandonment of the last patent or patent application that is licensed to Akoya, unless terminated earlier in accordance with its terms. The last licensed patent is set to expire in 2036. Akoya may terminate the agreement at any time by providing advance written notice of at least 30 days. Stanford may terminate the agreement if Akoya violates or fail to perform any material terms thereof or for Akoya’s failure to achieve certain milestones or use commercially reasonable efforts to develop and commercialize the Stanford Licensed Products and fail to cure such violation or failure within 30 days of written notice from Stanford.

PKI/Revvity, Cambridge Research and VisEn Medical

In September 2018, in connection with the acquisition of the Quantitative Pathology Solutions (“QPS”) technology from PKI (subsequently known as Revvity), Akoya entered into a license and royalty agreement with PKI, Cambridge Research, and VisEn Medical, or, collectively, the Licensor, pursuant to which the Licensor granted Akoya an exclusive, nontransferable, sublicensable (subject to certain conditions), worldwide license within certain fields of use under certain patent rights and know-how owned by the Licensor to make, use, and sell products within such fields of use, as well as a similar, non-exclusive license under certain other patent rights. The licensed patents relate to methods and systems for analyzing biological samples, and in particular, slide-mounted tissue samples.

Akoya agreed to pay the Licensor royalties ranging from 1.0% to 7.0% on net sales of products covered by either license on a decreasing schedule that ends upon the expiration of the last valid claim of the licensed patents, at which point the agreement shall terminate and Akoya’s rights and licenses thereunder shall survive on a fully-paid up, royalty-free basis. The last licensed patent is set to expire in 2036. Neither Akoya nor the Licensor has the right to terminate the agreement prior to such expiration.

The Licensor has the first right to control the prosecution, maintenance and defense of the licensed patents. Akoya has the first right to enforce any exclusively licensed patent with respect to third-party infringement occurring solely within Akoya’s licensed field of use, and Licensor has the first right to enforce the license patents with respect to any other third-party infringement. If any exclusively licensed patent is believed to be infringed by the development, manufacture, use, offer for sale, sale or importation of a product by the third-party solely inside field of use worldwide, the Licensor has the first right to institute, prosecute and control any action or proceeding with respect to such infringement of such patent.

University of Washington

In June 2018, Akoya entered into an exclusive patent license agreement with the University of Washington, or the University, pursuant to which the University granted Akoya an exclusive, sublicensable (subject to certain conditions), worldwide license in certain fields of use under certain patent rights owned by the University relating to technology for molecular profiling of cells and tissue specimens, to make, use and sell products that are covered by such patent rights, or the Washington Licensed Products. The licensed patents are related to the detection of biomolecules, particularly proteins and nucleic acids, in biological samples.

Akoya made an upfront payment of $15,000 following execution of the agreement, and Akoya is obligated to pay the University a low single-digit percentage running royalty on net sales of Washington Licensed Products, subject to certain minimum annual royalty payments and potential reductions based on a royalty-stacking allowance for certain third -party rights that are required to be obtained to make, use, sell or import Washington Licensed Products. Akoya is also obligated to make cumulative one-time payments to the University of $100,000 upon the achievement of certain commercial milestones, as well as sharing a portion of any of Akoya’s non-royalty sublicensing income.

Akoya is obligated to use commercially reasonable efforts to commercialize the inventions covered by the licensed patent rights and to make and sell Washington Licensed Products as soon as practicable and maximize sales thereof, including with respect to accomplishing specific goals with specific deadlines set forth in the agreement.

The University must conduct the prosecution of the licensed patents per Akoya’s instructions and at Akoya’s expense, subject to certain exceptions. Akoya has the first right to defend and enforce the licensed patents at Akoya’s expense.

The agreement shall expire when all licensed patent rights have terminated, unless terminated earlier in accordance with the terms thereof. The last licensed patent is set to expire in 2032. Akoya may terminate the agreement at any time by providing advance written notice of at least 60 days. The University may terminate the agreement if Akoya violates or fail to perform any material term thereof and fail to cure such violation or failure within 60 days of written notice from the University. In addition, the University may terminate the exclusive license agreement upon 10 days’ prior written notice upon certain insolvency-related events involving Akoya or should Akoya challenge the validity of the licensed patents.

Legal Proceedings

From time to time, Akoya may become involved in legal proceedings or be subject to claims arising in the ordinary course of Akoya’s business. Akoya is not presently a party to any legal proceedings that Akoya believes, if determined adversely to Akoya, would have a material adverse effect on Akoya’s business, financial condition, operating results, or cash flows. Regardless of the outcome, litigation can have an adverse impact on Akoya because of defense and settlement costs, diversion of management resources, and other factors.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION OF AKOYA

Executive Compensation

This section describes the principal components of the compensation program for Akoya’s named executive officers. It should be read in conjunction with the other information contained in this joint proxy statement/prospectus.

Processes and Procedures for Compensation Decisions

Akoya’s compensation committee is responsible for the executive compensation programs for its executive officers and reports to the Akoya Board on its discussions, decisions and other actions. Typically, Akoya’s chief executive officer makes recommendations to Akoya’s compensation committee, often attends committee meetings and is involved in the determination of compensation for the respective executive officers who report to him, except that the chief executive officer does not make recommendations as to his own compensation. Akoya’s chief executive officer makes recommendations to Akoya’s compensation committee regarding short- and long-term compensation for all executive officers (other than himself) based on Akoya’s results, an individual executive officer’s contribution toward these results and performance toward individual goal achievement. Akoya’s compensation committee then reviews the recommendations and other data and makes decisions as to total compensation for each executive officer, as well as each individual compensation component. Akoya’s compensation committee reviews and approves, or makes recommendations for approval by the independent members of the Akoya Board regarding, the compensation of each executive officer, including Akoya’s chief executive officer.

Akoya’s compensation committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of its compensation programs and related policies. In 2024, Akoya’s compensation committee engaged Alpine Rewards, an independent compensation consultant, to provide information, recommendations and other advice relating to director and executive compensation on an ongoing basis. Alpine Rewards serves at the discretion of Akoya’s compensation committee. Alpine Rewards was engaged to assist in developing an appropriate group of peer companies to help Akoya determine the appropriate level of overall compensation for its directors and executive officers, as well as assess each separate element of compensation, with a goal of ensuring that the compensation Akoya offers to its directors and executive officers is competitive and fair.

Akoya’s named executive officers for 2024, which consist of its principal executive officer and its next two most highly compensated executive officers, were as follows:

●	Brian McKelligon, chief executive officer;
●	Johnny Ek, chief financial officer; and
●	Niroshan Ramachandran, chief business officer.

2024 Summary Compensation Table

The following table sets forth information concerning the compensation paid to, or earned by, Akoya’s named executive officers for the fiscal years ended December 31, 2024 and 2023.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Brian McKelligon	2023	542,500		—	984,000	1,080,613	307,125	5,361	(5)	2,919,599
Chief Executive Officer	2024	546,000		—	940,625	649,302	233,415	5,361	(5)	2,374,703
Johnny Ek	2023	313,889	(4)	—	1,216,000	659,760	118,269	1,826	(6)	2,309,744
Chief Financial Officer	2024	400,000		—	376,250	259,721	114,000	3,131	(6)	1,153,102
Niroshan Ramachandran	2024	425,250		—	376,250	259,721	121,196	10,108	(6)	1,192,525
Chief Business Officer
(1)	Amounts represent the grant date fair value of RSUs granted, calculated in accordance with FASB ASC Topic 718. The assumptions used to calculate the value of such awards are included in Note 10 to Akoya’s audited financial statements for the year ended December 31, 2024 included in this proxy statement/prospectus. The grant date fair value of each RSU award is measured based on the closing price of Akoya’s common stock on the date of grant. The amounts reported in this column do not necessarily reflect the actual economic value that may be realized by Akoya’s named executive officers upon vesting of the RSUs.
(2)	Represents the grant date fair value of the stock options granted, computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the value of such awards are included in Note 10 to Akoya’s audited financial statements for the year ended December 31, 2024 included in this proxy statement/prospectus. The amounts reported in this column do not necessarily reflect the actual economic value that may be realized by Akoya’s named executive officers upon exercise of the options.
(3)	Amounts reported represent annual performance bonuses based upon the Akoya Board’s assessment of achievement of corporate objectives for the years shown. For Mr. Ek, the amount reported for the year ended December 31, 2023 reflects his annual performance bonus for that year prorated for the period March 20, 2023 through December 31, 2023.
(4)	Amount reported for Mr. Ek for 2023 represents the prorated portion of his annual base salary of $400,000 earned after commencing his employment with Akoya in March 2023.
(5)	Represents group term life insurance premiums in excess of statutory limits.
(6)	Represents group term life insurance premiums in excess of statutory limits and Akoya’s match on contributions made to Akoya’s 401(k) plan.

Employment Arrangements

This section contains a description of the material terms of the employment arrangements with Akoya’s named executive officers. Each of Akoya’s named executive officerssigned an offer letter with Akoya, which provides for at-will employment and sets forth other terms of employment, including the initial base salary, target incentive opportunity and the terms of the NEO’s initial equity grant. In addition, each of Akoya’s named executive officers executed a form of its standard Confidential Information and Inventions Assignment Agreement. Each of Akoya’s named executive officers are also party to Akoya’s Executive Severance Plan, the terms of which are described further below.

Brian McKelligon

On June 28, 2017, Akoya entered into an employment offer letter with Brian McKelligon, who currently serves as its president and chief executive officer. Mr. McKelligon’s employment offer letter provides for at- will employment and sets forth his initial annual base salary, target bonus and stock option grant, as well as his eligibility to participate in Akoya’s benefit plans generally. Mr. McKelligon’s annual base salary for 2024 was $546,000 and his annual bonus target was 75% of this annual salary. Mr. McKelligon is also subject to Akoya’s standard Confidential Information and Inventions Assignment Agreement regarding ownership of intellectual property.

In the event of a change in control, Mr. McKelligon will be entitled to receive full acceleration of his unvested stock options and other equity awards.

Johnny Ek

On January 30, 2023, Akoya entered into an employment offer letter with Johnny Ek, who currently serves as its chief financial officer. Mr. Ek’s employment offer letter provides for at-will employment and sets forth his initial annual base salary, target bonus and equity grant, as well as his eligibility to participate in Akoya’s benefit plans generally. Mr. Ek’s annual base salary for 2024 was $400,000 and his annual target bonus was 50% of this annual salary. Mr. Ek is also subject to Akoya’s standard Confidential Information and Inventions Assignment Agreement regarding ownership of intellectual property.

Niroshan Ramachandran

On July 14, 2020, Akoya entered into an employment offer letter with Niroshan Ramachandran, who currently services as its chief business officer. Dr. Ramachandran’s employment offer letter provides for at-will employment and sets forth his initial annual base salary, target bonus and stock option grant, as well as his eligibility to participate in Akoya’s benefit plans generally.

Dr. Ramachandran’s annual base salary for 2024 was $425,250 and his annual target bonus was 50% of this annual salary. Dr. Ramachandran is also subject to Akoya’s standard Confidential Information and Inventions Assignment Agreement regarding ownership of intellectual property.

Other elements of compensation

Fiscal year 2024 annual bonus

Akoya provides its executives an opportunity to earn annual cash bonuses to motivate and reward achievements of certain corporate and individual performance goals for each fiscal year. The target bonus, expressed as a percentage of eligible base salary, for Messrs. McKelligon and Ek and Dr. Ramachandran was 75%, 50% and 50%, respectively, for fiscal year 2024.

Based on Akoya’s level of achievement of the financial and corporate targets established the Akoya Board for fiscal year 2024, Akoya’s compensation committee determined that each of Messrs. McKelligon’s and Ek’s and Dr. Ramachandran’s bonus amount relating to corporate performance would be paid out at 57% of target. The actual cash bonuses paid for 2024 performance are reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Fiscal year 2024 equity awards

On February 22, 2024, Akoya granted stock options and RSUs to its named executive officers. The stock options vest as to one-fourth of the shares on February 22, 2025 and the remaining shares in 36 equal monthly installments measured from February 22, 2025, subject to the recipient’s continuous service with Akoya as of each such vesting date. The RSUs granted in February 2024 vest as to one-fourth of the shares on March 1, 2025 and the remaining shares in three equal annual installments measured from March 1, 2025, subject to the recipient’s continuous service with Akoya as of each such vesting date. On November 19, 2024, Akoya granted RSUs to its named executive officers. The RSUs granted in November 2024 vest as to one-half of the shares on December 1, 2025 and the remaining shares in four equal quarterly installments measured from December 1, 2025, subject to the recipient’s continuous service with Akoya as of each such vesting date.

As described above, in the event of a change in control, Mr. McKelligon will be entitled to receive full acceleration of his unvested stock options and other equity awards. Pursuant to the terms of Akoya’s Executive Severance Plan, as further described below, all of its executive officers will be entitled to vesting acceleration of their equity awards in the event of a qualified termination of employment in connection with a change in control.

Severance Plan

On March 23, 2022, the Akoya Board adopted the Akoya Biosciences, Inc. Executive Severance Plan (the “Severance Plan”), which covers Akoya’s Section 16 officers, including Messrs. McKelligon and Ek and Dr. Ramachandran.

A Severance Plan participant will receive severance benefits (in addition to any accrued paid time off and base salary through the last day of employment) if his or her employment is terminated involuntarily by Akoya other than under circumstances constituting “cause” or due to death or “disability” (as such terms are defined in the Severance Plan), or if his or her employment is terminated by the participant for “good reason,” as defined in the Severance Plan (such involuntary termination or termination for good reason, in each case, the “Involuntary Termination”).

If a participant experiences an Involuntary Termination at any time other than during the period that begins three months before a change in control (as defined in the Severance Plan) and ends on the first anniversary of the change in control (such period, the “Protected Period”), then the participant will receive (a) a lump sum severance payment of nine (9) months of the participant’s annual base salary (twelve (12) months in the case of the chief executive officer) as in effect immediately before the Involuntary Termination, and (b) continued payment for the cost of the participant’s premiums for health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for nine (9) months (twelve (12) months in the case of the chief executive officer), in each case subject to the participant’s continued employment through the termination date identified in a termination notice and execution and non-revocation of a release of claims (the “Severance Conditions”).

If a participant experiences an Involuntary Termination during the Protected Period, then the participant will receive, subject to the participant’s satisfaction of the Severance Conditions, (a) a lump sum severance payment of twelve (12) months of the participant’s annual base salary (eighteen (18) months in the case of the chief executive officer) as in effect immediately before the

Involuntary Termination, and (b)continued payment for the cost of the participant’s premiums for health continuation coverage under COBRA, for twelve (12) months (eighteen (18) months in the case of the chief executive officer). In addition, any unvested portion of the participant’s equity awards that are subject to a time-based vesting condition and that are outstanding immediately before such Protected Period termination will conditionally vest and become exercisable (as applicable) in full immediately before such termination, subject to the participant’s satisfaction of the Severance Conditions.

Health benefits

Akoya provides customary employee benefits to eligible employees, including to its named executive officers, including medical, dental and vision benefits, short-term and long-term disability insurance, basic and supplemental life insurance and basic and supplemental accidental death and dismemberment insurance.

Retirement benefits

Akoya maintains a defined contribution plan (the “401(k) Plan”) for all full-time United States employees, including its named executive officers. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Code. Each participant may contribute between 1% to 100% of such participant’s eligible compensation to the 401(k) Plan subject to annual limitations. Akoya provides a matching contribution of 50% of employee contributions up to 4% of eligible compensation.

Nonqualified deferred compensation

Akoya does not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans.

Outstanding Equity Awards at December 31, 2024

The following table sets forth information regarding outstanding option awards and unvested RSU awards held by Akoya’s named executive officers as of December 31, 2024.

		Option Awards(1)						Stock Awards(1)
		Number of		Number of
		Securities		Securities				Number of		Market Value of
		Underlying		Underlying		Option		Shares or		Shares or Units
		Unexercised		Unexercised		Exercise	Option	Units of Stock		of Stock That
		Options (#)		Options (#)		Price	Expiration	That Have		Have Not
Name	Grant Date	Exercisable		Unexercisable		($)(2)	Date	Not Vested (#)		Vested ($)(3)
Brian McKelligon	11/09/2017	275,629	(4)	—		.30	11/09/2027	—		—
	11/09/2017	117,709	(5)	—		.30	11/09/2027	—		—
	05/02/2019	248,318	(6)	—		.44	05/02/2029	—		—
	05/02/2019	82,772	(5)	—		.44	05/02/2029	—		—
	03/24/2021	201,182	(7)	13,410		16.12	03/24/2031	—		—
	03/23/2022	110,000	(8)	50,000		11.88	03/23/2032	40,000	(9)	91,600
	02/23/2023	73,333		86,667	(10)	12.30	02/23/2033	60,000	(11)	137,400
	02/22/2024	—		175,000	(12)	5.35	02/22/2034	87,500	(13)	200,375
	11/19/2024	—		—		—	—	218,750	(14)	500,938
Johnny Ek	03/20/2023	—		160,000	(15)	7.60	03/20/2033	120,000	(16)	274,800
	02/22/2024	—		70,000	(12)	5.35	02/22/2034	35,000	(13)	80,150
	11/19/2024	—		—		—	—	87,500	(14)	200,375
Niroshan Ramachandran	11/6/2020	62,566	(17)	—		0.91	11/6/2030	—		—
	03/23/2022	30,937	(8)	14,063		11.88	03/23/2032	11,250	(9)	25,763
	02/23/2023	20,625		24,375	(10)	12.30	02/23/2033	16,875	(11)	38,644
	02/22/2024	—		70,000	(12)	5.35	02/22/2034	35,000	(13)	80,150
	11/19/2024	—		—		—	—	87,500	(14)	200,375
(1)	Option and stock awards granted prior to February 2021 were granted pursuant to Akoya’s 2015 Equity Incentive Plan and option and stock awards granted after February 2021 were granted pursuant to Akoya’s 2021 Equity Incentive Plan.
(2)	All of the option awards were granted with a per share exercise price equal to the fair market value of one share of Akoya Common Stock on the date of grant, as determined in good faith by the Akoya Board or the compensation committee.
(3)	Represents the fair market value of unvested RSUs as of December 31, 2024 based upon the closing market price of Akoya Common Stock on December 31, 2024, the last trading day of 2024, of $2.29 per share.

(4)	The options vest as to one-fourth of the shares on July 14, 2018 and the remaining shares in 36 equal monthly installments measured from July 14, 2018, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(5)	Represents performance-based option shares issued in 2017 and 2019, respectively. As of the respective original issuance dates, the performance conditions were not established, and therefore there were no grant dates as prescribed by ASC 718. In 2020, the options vested as the respective performance conditions were established and determined to have been achieved.
(6)	The options vest as to one-fourth of the shares on September 26, 2019 and the remaining shares in 36 equal monthly installments measured from September 26, 2019, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(7)	The options vest as to one-fourth of the shares on March 23, 2022 and the remaining shares in 36 equal monthly installments measured from March 23, 2022, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(8)	The options vest as to one-fourth of the shares on March 23, 2023 and the remaining shares in 36 equal monthly installments measured from March 23, 2023, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(9)	The RSUs vest as to one-fourth of the shares on March 23, 2023 and the remaining shares in 3 equal annual installments measured from March 23, 2023, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(10)	The options vest as to one-fourth of the shares on February 23, 2024 and the remaining shares in 36 equal monthly installments measured from February 23, 2024, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(11)	The RSUs vest as to one-fourth of the shares on March 1, 2024 and the remaining shares in 3 equal annual installments measured from March 1, 2024, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(12)	The options vest as to one-fourth of the shares on February 22, 2025 and the remaining shares in 36 equal monthly installments measured from February 22, 2025, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(13)	The RSUs vest as to one-fourth of the shares on March 1, 2025 and the remaining shares in 3 equal annual installments measured from March 1, 2025, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(14)	The RSUs vest as to one-half of the shares on December 1, 2025 and the remaining shares in 4 equal quarterly installments measured from December 1, 2025, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(15)	The options vest as to one-fourth of the shares on March 20, 2024 and the remaining shares in 36 equal monthly installments measured from March 20, 2024, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(16)	The RSUs vest as to one-fourth of the shares on April 1, 2024 and the remaining shares in 3 equal annual installments measured from April 1, 2024, subject to the recipient’s continuous service with Akoya as of each such vesting date.
(17)	The options vest as to one-fourth of the shares on July 13, 2021 and the remaining shares in 36 equal monthly installments measured from July 13, 2021, subject to the recipient’s continuous service with Akoya as of each such vesting date.

Director Compensation

The Akoya Board has adopted a restated non-employee director compensation policy that is designed to enable Akoya to attract and retain, on a long-term basis, highly qualified non-employee directors. The policy is reviewed annually by its compensation committee in consultation with its compensation consultant. Specifically, Akoya provides $40,000 annual cash payments, payable quarterly in arrears, to each director who is not an employee of Akoya, with additional amounts for the individual serving as non-executive chair of the Akoya Board’s and those serving on its board committees and chairpersons thereof, as set forth below:

Position	Annual Retainer
Board Membership	$40,000
Non-Executive Chair of the Akoya Board	$40,000
Chair of Audit Committee	$20,000
Chair of the Compensation Committee	$15,000
Chair of the Innovation and Technology Committee	$15,000
Chair of the Nominating and Corporate Governance Committee	$10,000
Audit Committee Members other than Chair	$10,000
Compensation Committee Members other than Chair	$7,500
Innovation and Technology Committee Members other than Chair	$7,500
Nominating and Corporate Governance Committee Members other than Chair	$5,000

Upon joining the Akoya Board, non-employee directors will receive an initial grant of options to purchase shares of Akoya Common Stock with a value of $255,000; provided that the number of shares of Akoya Common Stock underlying any such grant of options shall not exceed 75,000. These stock option awards have an exercise price per share equal to the fair market value on the grant date with such awards vesting in three equal annual installments, subject to continued services.

Upon appointment to the role of the non-executive chair of the Akoya Board, a director will receive a grant of options to purchase shares of Akoya Common Stock with a value of $80,000. These stock option awards have an exercise price per share equal to the fair market value on the grant date with such awards vesting in four equal quarterly installments subject to continued services, the first installment of which shall vest on the first day of the calendar quarter immediately following the calendar quarter in which the grant date occurs.

Following each annual meeting of stockholders, non-employee directors will receive a grant of options to purchase shares of Akoya Common Stock with a value of $170,000; provided that the number of shares of Akoya Common Stock underlying any such grant of options shall not exceed 50,000. These stock option awards have an exercise price per share equal to the fair market value on the grant date with such awards vesting on the earlier of the anniversary of the grant date or the next annual meeting of stockholders, subject to continued services.

The following table provides information related to the compensation of each of Akoya’s non-employee directors during the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Myla Lai-Goldman, M.D	70,822	67,882	138,704
Scott Mendel	90,301	147,881	238,182
Garry Nolan, Ph.D(3)	1,233	170,000	171,233
Thomas Raffin, M.D	40,110	67,882	107,992
Thomas P. Schnettler	50,137	67,882	118,019
Robert Shepler	75,151	67,882	143,033
Matthew Winkler, Ph.D	64,240	67,882	133,122
(1)	Includes the value of the annual retainers payable to Akoya’s non-employee directors.
(2)	Represents the grant date fair value of the stock options granted in 2024, computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the value of such awards are included in Note 10 to Akoya’s audited financial statements for the year ended December 31, 2024 included in this proxy statement/prospectus. On June 4, 2024, the date of Akoya’s 2024 annual meeting of stockholders, each of Akoya’s non-employee directors were granted stock options to purchase 50,000 shares of Akoya Common Stock. On October 2, 2024, in connection with his appointment as chair of the Akoya Board, Scott Mendel was granted stock options to purchase 44,959 shares of Akoya Common Stock. As of December 31, 2024, each of Akoya’s non-employee directors held stock options to purchase the following number of shares of Akoya Common Stock: Dr. Lai-Goldman, options to purchase 175,864 shares; Mr. Mendel, options to purchase 217,392 shares; Dr. Raffin, options to purchase 153,731 shares;

Mr. Schnettler, options to purchase 153,731 shares; Mr. Shepler, options to purchase 153,731 shares; Dr. Winkler, options to purchase 153,731 shares.
(3)	Dr. Nolan resigned from the Akoya Board on January 9, 2024. On June 4, 2024, Dr. Nolan received a grant of options to purchase shares of Akoya Common Stock with a value of $170,000 as compensation for his service as the chair of Akoya’s Scientific Advisory Board which is eligible to vest in full on the earlier of (a) the first anniversary of the grant date and (b) the date of Akoya’s next annual meeting occurring after the date of grant, with such vesting being subject to the continued performance of advisory services by Dr. Nolan through the vesting date.

Policies and Practices Related to the Grant of Certain Equity Awards

Akoya grants equity awards to its executives, including stock options, as part of their total compensation. Akoya’s insider trading policy provides that equity awards granted under its equity compensation plans must generally be granted (a) during open trading windows, and (b) more than four business days before, and more than one business day after, Akoya’s release of earnings for the most recently completed fiscal period or filing with the SEC. Akoya’s insider trading policy also provides guidelines around the repurchases of Akoya’s securities, which are generally only made pursuant to a Rule 10b5-1 trading plan established when Akoya is not in possession of MNPI. It has been Akoya’s practice to grant stock option awards to executives on an annual basis, typically in February of each year. In 2024, Akoya did not grant stock options on any date that, in relation to Akoya’s disclosure of material nonpublic information, would require Akoya to provide the tabular disclosures of Item 402(x)(2) of Regulation S-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF AKOYA

You should read the following discussion and analysis of financial condition and results of operations together with Akoya’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus and Akoya’s audited consolidated financial statements and notes thereto. Akoya’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those in this proxy statement/prospectus, as referred to in the section titled “Risk Factors.” Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Akoya is an innovative life sciences technology company delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Akoya’s mission is to bring context to the world of biology and human health through the power of spatial phenotyping. Spatial phenotyping refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Through Akoya’s PhenoCycler and PhenoImager platforms, reagents, software and services, Akoya offer end-to-end solutions to perform tissue analysis and spatial phenotyping across the full continuum from discovery through translational and clinical research and diagnostics.

Akoya’s spatial biology solutions measure cells and proteins by providing biomarker data in its spatial context while preserving tissue integrity. Biomarkers are objective measures that capture what is happening in a cell or tissue at a given moment. Current genomic and proteomic methods, such as next-generation sequencing (“NGS”), single-cell analysis, flow cytometry and mass spectrometry, are providing meaningful data but require the destruction of the tissue sample for analysis. While valuable and broadly adopted, these approaches allow scientists to analyze the biomarkers and cells that comprise the tissue but do not provide the fundamental information about tissue structure, cellular interactions and the localized measurements of key biomarkers. Furthermore, current non-destructive tissue analysis and histological methods provide some limited spatial information, but they only measure a minimal number of biomarkers at a time and require expert pathologist interpretation. Akoya’s platforms address these limitations by providing end-to-end solutions that enable researchers to quantitatively interrogate a large number of biomarkers and cell types across a tissue section at single-cell resolution. The result is a detailed and computable map of the tissue sample that thoroughly captures the underlying tissue dynamics and interactions between key cell types and biomarkers, a process now referred to as spatial phenotyping. Akoya believes that Akoya is the only business with the breadth of platform capabilities that enable researchers to do a deep exploratory and discovery study, and then further advance and scale their research through the translational and clinical phases, leading to a better understanding of human biology, disease progression and response to therapy. Akoya also believes that Akoya is the only spatial biology business that is capable of delivering a menu of clinical in vitro diagnostics tests on Akoya’s platform for routine diagnostic testing.

Akoya offers complete end-to-end solutions for spatial phenotyping, designed to serve the unique needs of Akoya’s customers in the discovery, translational and clinical markets. The PhenoCycler is an ultra-high parameter and cost-effective platform ideally suited for discovery high-plex research. The PhenoImager platforms, which includes the Fusion instrument and HT instrument, provide high-throughput scalable solutions with the automation and robustness needed for translational and clinical applications. Furthermore, the PhenoCycler and the PhenoImager Fusion can be integrated into a combined system, the PhenoCycler-Fusion, to enable spatial discovery at scale by providing significant improvements in the speed of the workflow. Akoya’s portfolio of products offer seamless and integrated workflow solutions for Akoya’s customers, including important benefits such as flexible sample types, automated sample processing, scalability, comprehensive data analysis and software solutions and dedicated field and applications support. With these platforms, Akoya’s customers are performing spatial phenotyping to further advance their understanding of diseases such as cancer, neurological and autoimmune disorders, and many other therapeutic areas.

For the three months ended March 31, 2025 and 2024, revenue from North America accounted for approximately 61% and 55% of Akoya’s revenue, respectively. For the years ended December 31, 2024 and 2023, revenue from North America accounted for approximately 62% and 60% of Akoya’s revenue, respectively.

Akoya generally outsources the manufacturing of Akoya’s instruments and certain of Akoya’s reagents. Design work and prototyping are performed in-house before pilot manufacturing and production are outsourced to third-party contract manufacturers. Akoya uses one contract manufacturer to produce Akoya’s PhenoImager and PhenoCycler instruments, and several suppliers to produce certain of Akoya’s reagent kits and components. Additionally, Akoya has made investments in Akoya’s infrastructure to support strategic in-house manufacturing as it relates to Akoya’s critical and high-complexity proprietary reagents. The contract manufacturers of Akoya’s systems and reagent kits are located in the United States and Asia. Certain of Akoya’s suppliers of components and materials are single source suppliers.

Akoya has financed its operations primarily from the issuance and sale of Akoya’s equity securities, borrowings under Akoya’s long-term debt agreement, and revenue from Akoya’s commercial operations. Akoya has incurred net losses in each period since Akoya’s inception in 2015. Akoya’s net losses were $15.7 million and $23.5 million for the three months ended March 31, 2025 and 2024, respectively, and $55.4 million and $63.3 million for the years ended December 31, 2024 and 2023, respectively. Akoya expects to continue to incur operating losses for the foreseeable future. In the event that the transaction contemplated under the Merger Agreement is not consummated, based on Akoya’s current operating plan, Akoya does not expect to maintain compliance with certain financial covenants at July 31, 2025 under the Akoya Existing Loan Documents. In such event, Akoya would intend to seek a waiver, refinance the outstanding borrowings or otherwise mitigate these concerns with Midcap Financial Trust or another lender. There can be no assurance that a waiver will be granted or that Akoya will be able to refinance the amounts outstanding, and in such an event, the lender may exercise any and all of its rights and remedies provided for under the Akoya Existing Loan Documents. As a result of these uncertainties, there is substantial doubt about Akoya’s ability to continue as a going concern for the next twelve months. However, Akoya plans to continue to grow Akoya’s business while improving results of operations in an effort to achieve cash flow positivity, as Akoya:

●	attract, hire and retain qualified personnel, including in connection with Akoya’s investments in Akoya’s infrastructure to support in-house manufacturing;
●	market and sell new and existing solutions and services;
●	invest in processes and infrastructure to scale Akoya’s business;
●	support research and development to introduce new solutions;
●	expand, protect and defend Akoya’s intellectual property; and
●	acquire complementary businesses or technologies to support the growth of Akoya’s business.

Key factors affecting Akoya’s results of operations and future performance

There are a number of factors that have impacted, and Akoya believes will continue to impact, Akoya’s business, results of operations and growth. Akoya’s ability to successfully address these factors is subject to various risks and uncertainties, including those described under the heading “Risk Factors.”

Akoya’s ability to expand its installed base

Akoya is focused on increasing sales of Akoya’s PhenoCycler and PhenoImager platforms (Fusion and HT) to new and existing customers. Akoya’s financial performance has historically been driven by, and will continue to be impacted by, the volume of instrument sales. Additionally, instrument sales are a leading indicator of future recurring revenue from consumables and services. Akoya’s operating results and growth prospects will be dependent in part on Akoya’s ability to increase Akoya’s instrument installed base as Akoya further penetrates existing markets and expand into, or offer new features and solutions that appeal to, new markets.

Akoya believes Akoya’s market is still evolving and relatively underpenetrated. As spatial biology is further validated through rapid acceleration of peer-reviewed publications and growing adoption by the life sciences research market, Akoya believes Akoya has an opportunity to significantly increase Akoya’s installed base. Akoya regularly solicits feedback from Akoya’s customers in order to enhance Akoya’s solutions and their applications for life sciences research, which Akoya believes will drive increased adoption of Akoya’s platforms as they better serve Akoya’s customers’ needs.

Akoya’s ability to drive incremental pull through

Akoya believes that expansion of Akoya’s installed base to new and existing customers will drive an increase in Akoya’s recurring reagent and instrument service revenue. In addition, as Akoya’s research and development team identifies and launches new applications and biomarker targets, Akoya expects to increase incremental pull through on Akoya’s existing and new instrument installed base. Recurring revenue was 59% and 54% of total revenue for the three months ended March 31, 2025 and 2024, respectively, and was 49% and 36% for the years ended December 31, 2024 and 2023, respectively. Akoya’s recurring revenue as a percentage of total product and service revenue will vary based upon new device placements in the period. As Akoya’s installed base expands, Akoya expects recurring revenue on an absolute basis to increase and become an increasingly important contributor to Akoya’s revenue.

Akoya’s ability to improve revenue mix and gross margin

Akoya’s revenue is primarily derived from sales of Akoya’s platforms, consumables, software, and services. Akoya’s revenue mix will fluctuate from period-to-period, particularly revenue generated from instrument sales. As Akoya’s installed base grows, Akoya expects consumables and instrument service revenue to constitute a larger percentage of total revenue.

Akoya’s margins are higher for those instruments and consumables that Akoya sells directly to customers compared to those sold through distributors.

Future instrument and consumable selling prices and gross margins may fluctuate due to a variety of factors, including the introduction by others of competing products and solutions. Akoya aims to mitigate downward pressure on Akoya’s average selling prices by increasing the value proposition offered by Akoya’s instruments and consumables, primarily by expanding the applications for Akoya’s devices, optimizing the performance of Akoya’s products, introducing feature enhancements and increasing the quantity and quality of data that can be obtained using Akoya’s consumables.

Key Business Metrics

Akoya regularly reviews the number of instrument placements and cumulative instrument placement as key metrics to evaluate Akoya’s business, measure Akoya’s performance, identify trends affecting Akoya’s business, develop financial projections, and make strategic decisions. Akoya believes that these metrics are representative of Akoya’s current business; however, Akoya anticipates these will change or may be substituted for additional or different metrics as Akoya’s business grows.

During the three months ended March 31, 2025 and 2024, Akoya’s instrument placements were as follows:

	Three months ended
	March 31,
	2025	2024
Instrument Placements:	29	30

During the years ended December 31, 2024 and 2023, Akoya’s instrument placements were as follows:

	Year ended
	December 31,
	2024	2023
Instrument Placements:	147	249

Akoya’s instruments are sold globally to leading biopharma companies and top research institutions and medical centers. Akoya’s quarterly instrument placements fluctuate from period-to-period due to the type and size of Akoya’s customers and their procurement and budgeting cycles. Akoya expects continued fluctuations in Akoya’s quarterly period-to-period number of instrument placements.

Akoya believes Akoya’s instrument placements is an important metric to measure Akoya’s business because the number of new placements is driven by Akoya’s ability to secure new customers and to increase adoption of Akoya’s PhenoCycler and PhenoImager platforms and because it provides insights into anticipated recurring revenue for consumables and instrument services.

Components of results of operations

Revenue

Product Revenue

Akoya generates product revenue from the sale of Akoya’s instruments, consumables and software products. Instrument sales accounted for 42% and 40% of product revenue for the three months ended March 31, 2025 and 2024, respectively, and 45% and 62%

of product revenue for the years ended December 31, 2024 and 2023, respectively. Consumables revenue accounted for 58% of Akoya’s product revenue for each of the three months ended March 31, 2025 and 2024 and 53% and 36% of product revenue for the years ended December 31, 2024 and 2023, respectively.

Akoya’s current instrument offerings include Akoya’s PhenoCycler and PhenoImager platforms. Akoya’s sales process with customers is often long and involves multiple levels of approvals. As a result, the revenue for Akoya’s platforms can vary significantly from period-to-period and has been, and may continue to be, concentrated in a small number of customers in any given period.

Akoya sells Akoya’s instruments directly to customers and through distributors. Each of Akoya’s instrument sales drives various streams of recurring revenue comprised of consumable product sales and instrument services.

Service and Other Revenue

Akoya primarily generates service and other revenue from instrument service, which generally consists of sales of extended service contracts, in addition to installation and training, as well as from Akoya’s laboratory services operations, where Akoya provides sample testing services to customers utilizing Akoya’s in-house lab operation, and revenue generated from companion diagnostic development.

Akoya offers Akoya’s customers extended warranty and service plans for Akoya’s platforms. Akoya’s extended warranty and service plans are offered for periods beyond the standard one-year warranty that all customers receive. These extended warranty and service plans generally have fixed fees and terms ranging from one to four additional years. Akoya recognizes revenue from the sale of extended warranty and service plans over the respective coverage period, which approximates the service effort provided by Akoya.

Akoya records shipping and handling billed to customers as service and other revenue and the related costs in cost of service and other revenue in the consolidated statement of operations.

Akoya sells Akoya’s products globally. Akoya sells directly to end customers in North America and Akoya sells through third party distributors and dealers in the APAC region. Akoya sells both directly and through third party distributors in EMEA.

Cost of Goods Sold, Gross Profit and Gross Margin

Product cost of revenue primarily consists of costs for finished goods (both instruments and reagents) produced by Akoya’s contract manufacturers or in-house, and associated freight, shipping and handling costs for products shipped to customers, salaries and other personnel costs, and other direct costs related to those sales recognized as product revenue in the period. Cost of goods sold for services and other revenue primarily consists of salaries and other personnel costs, travel related to services provided, costs of servicing equipment at customer sites, and all personnel and related costs for Akoya’s laboratory services operation.

Akoya expects that Akoya’s cost of goods sold will increase or decrease to the extent that Akoya’s revenue increases and decreases and depending on the mix of revenue in any specific period.

Gross profit is calculated as revenue less cost of goods sold. Gross margin is gross profit expressed as a percentage of revenue. Akoya’s gross profit in future periods will depend on a variety of factors, including market conditions that may impact Akoya’s pricing, sales mix among instruments, sales mix changes among consumables, excess and obsolete inventories, costs Akoya pays Akoya’s contract manufacturers for their services, Akoya’s cost structure for lab service operations relative to volume, product warranty obligations, and inflationary cost pressures. Akoya’s gross profit in future periods will also vary based upon Akoya’s channel mix and may decrease based upon Akoya’s distribution channels.

Gross profit was $9.9 million compared to $8.4 million for the three months ended March 31, 2025 and 2024, respectively and was $47.9 million compared to $56.3 million for the years ended December 31, 2024 and 2023, respectively.

Operating expenses

Research and development. Research and development costs primarily consist of salaries, benefits, engineering/design costs, laboratory supplies, materials expenses for employees and third parties engaged in research and product development, and depreciation of property and equipment and amortization of intangibles. Akoya expenses all research and development costs in the period in which they are incurred.

Akoya plans to continue to invest in Akoya’s research and development efforts to enhance existing products and develop new products. Akoya expects these expenses to vary from period to period as a percentage of revenue.

Selling, general and administrative. Akoya’s selling, general and administrative expenses primarily consist of salaries and benefits for employees in Akoya’s executive, accounting and finance, sales and marketing, operations, legal and human resource functions, professional services fees, such as consulting, audit, tax and legal fees, legal expenses related to intellectual property, general corporate costs, commercial sales functions, marketing, travel expenses, facilities, and IT, as well as depreciation of property and equipment and amortization of intangibles. Akoya expects these expenses to vary from period to period as a percentage of revenue.

Change in fair value of contingent consideration. On September 28, 2018, Akoya acquired substantially all the assets of the QPS division of PKI (subsequently known as Revvity). As part of the acquisition, on September 28, 2018, Akoya entered into a License Agreement with PKI. Under the terms of the License Agreement, Akoya agreed to pay PKI certain royalties as a percentage of future net sales of products and services that are covered by patent rights under the agreement, in exchange for a perpetual license of the right to produce and sell QPS products. As of the acquisition date, Akoya accounted for the future potential royalty payments as contingent consideration. This contingent consideration is subject to remeasurement.

Impairment. Impairment expense primarily consists of charges recorded as a result of exiting the Menlo Park, California facilities. As a result of exiting the facilities, Akoya performed an impairment assessment of Akoya’s long-lived assets, including operating lease right-of-use assets and property and equipment. A portion of Akoya’s operating lease right-of-use assets (including related property and equipment) were determined to be impaired as their carrying values exceeded their fair values, and corresponding impairment charges were recorded in the three months ended March 31, 2024.

Restructuring. Restructuring expense primarily consists of charges recorded in connection with Akoya’s workforce reductions executed in January of 2024.

Other income (expense)

Interest expense. Interest expense consists primarily of interest related to borrowings under Akoya’s debt obligations.

Interest income. Interest income consists of interest earned on cash, cash equivalents, and marketable securities, and the accretion of discounts from the purchase of marketable securities.

Other expense, net. Other expense, net consists primarily of franchise tax and foreign currency exchange gains and losses.

Provision for income taxes

Akoya’s provision for income taxes consists primarily of foreign taxes and minimal state taxes in the United States. As Akoya expands the scale and scope of Akoya’s international business activities, any changes in the United States and foreign taxation of such activities may increase Akoya’s overall provision for income taxes in the future.

Results of operations for the three months ended March 31, 2025 and 2024

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this proxy statement/prospectus. The following tables set forth Akoya’s results of operations for the three months ended March 31, 2025 and 2024:

	Three months ended
	March 31,
($ in thousands)	2025	2024
Product revenue	$12,032	$12,140
Service and other revenue	4,607	6,210
Total revenue	16,639	18,350
Cost of goods sold:
Cost of product revenue	4,491	6,723
Cost of service and other revenue	2,277	3,248
Total cost of goods sold	6,768	9,971
Gross profit	9,871	8,379
Operating expenses:
Selling, general and administrative	17,580	19,863
Research and development	5,557	5,554
Change in fair value of contingent consideration	146	179
Impairment	—	2,971
Restructuring	—	1,397
Total operating expenses	23,283	29,964
Loss from operations	(13,412)	(21,585)
Other income (expense):
Interest expense	(2,492)	(2,612)
Interest income	313	937
Other expense, net	(13)	(161)
Loss before provision for income taxes	(15,604)	(23,421)
Provision for income taxes	(48)	(63)
Net loss	$(15,652)	$(23,484)

Results of operations for the years ended December 31, 2024 and 2023

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this proxy statement/prospectus. The following tables set forth Akoya’s results of operations for the year ended December 31, 2024 and 2023:

	Year ended
	December 31,
($ in thousands)	2024	2023
Product revenue	$53,027	$67,410
Service and other revenue	28,645	29,223
Total revenue	81,672	96,633
Cost of goods sold:
Cost of product revenue	22,039	25,778
Cost of service and other revenue	11,755	14,550
Total cost of goods sold	33,794	40,328
Gross profit	47,878	56,305
Operating expenses:
Selling, general and administrative	69,317	87,363
Research and development	19,745	24,974
Change in fair value of contingent consideration	(512)	1,636
Impairment	2,971	—
Restructuring	3,087	—
Total operating expenses	94,608	113,973
Loss from operations	(46,730)	(57,668)
Other income (expense):
Interest expense	(10,429)	(8,761)
Interest income	2,506	3,489
Other expense, net	(566)	(343)
Loss before provision for income taxes	(55,219)	(63,283)
Provision for income taxes	(146)	(40)
Net loss	$(55,365)	$(63,323)

Comparison of the three months ended March 31, 2025 and 2024

Revenue

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Product revenue	$12,032	$12,140	$(108)	(1)%
Service and other revenue	4,607	6,210	(1,603)	(26)%
Total revenue	$16,639	$18,350	$(1,711)	(9)%

Product revenue decreased by $0.1 million, or 1%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease was primarily driven by a $0.2 million decrease in instrument revenue resulting from 29 new system placements during the three months ended March 31, 2025, compared to 30 new system placements for the three months ended March 31, 2024, offset by a $0.1 million increase in consumable revenue resulting from a larger installed base of 1,359 systems as of March 31, 2025, as compared to 1,213 systems as of March 31, 2024.

Service and other revenue decreased by $1.6 million, or 26%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease was primarily due to a decrease relating to lab services revenue, decreases in revenue generated from companion diagnostic development, and other immaterial changes.

Cost of Goods Sold, Gross Profit and Gross Margin

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Cost of product revenue	$4,491	$6,723	$(2,232)	(33)%
Cost of service and other revenue	2,277	3,248	(971)	(30)%
Total cost of goods sold	$6,768	$9,971	$(3,203)	(32)%
Gross profit	$9,871	$8,379	$1,492	18%
Gross margin	59%	46%

Cost of product revenue decreased by $2.2 million, or 33%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease in cost of product revenue was primarily due to a $2.0 million charge recorded in the first quarter of 2024 related to obsolete inventory associated with the Mantra 2 Quantitative Pathology Workstation and the Vectra 3 Automated Quantitative Pathology Imaging System (collectively, the “Discontinued Products”), a legacy product line which was discontinued in the first quarter of 2024 and a decrease in costs associated with decreased instrument sales, offset by costs associated with increased reagents sales. Cost of service and other revenue decreased by $1.0 million, or 30%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease in cost of service and other revenue was primarily driven by a decrease in personnel-related expenses due to the workforce reductions that Akoya executed in January and July of 2024.

Gross profit decreased by $1.5 million, or 18%, and gross margin increased by 13% for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. The decrease in gross profit was primarily due to the charge recorded in the first quarter of 2024 related to the Discontinued Products, as well as a decrease in instrument sales. The increase in gross margin was primarily due to the charge resulting from the Discontinued Products during the three months ended March 31, 2024.

Comparison of the years ended December 31, 2024 and 2023

Revenue

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Product revenue	$53,027	$67,410	$(14,383)	(21)%
Service and other revenue	28,645	29,223	(578)	(2)%
Total revenue	$81,672	$96,633	$(14,961)	(15)%

Product revenue decreased by $14.4 million, or 21%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily driven by a $18.3 million decrease in instrument revenue resulting from 147 new system placements during the year ended December 31, 2024, compared to 249 new system placements for the year ended December 31, 2023, offset by a $4.1 million increase in consumable revenue resulting from a larger installed base of 1,330 systems as of December 31, 2024, as compared to 1,183 systems as of December 31, 2023.

Service and other revenue decreased by $0.6 million, or 2%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily due to a decrease relating to lab services revenue, partially offset by increases in revenue generated from companion diagnostic development, and other immaterial changes.

Cost of Goods Sold, Gross Profit and Gross Margin

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Cost of product revenue	$22,039	$25,778	$(3,739)	(15)%
Cost of service and other revenue	11,755	14,550	(2,795)	(19)%
Total cost of goods sold	$33,794	$40,328	$(6,534)	(16)%
Gross profit	$47,878	$56,305	$(8,427)	(15)%
Gross margin	59%	58%

Cost of product revenue decreased by $3.7 million, or 15%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease in cost of product revenue was primarily driven by a decrease in costs associated with decreased instrument sales, offset by costs associated with increased reagents sales. Cost of service and other revenue decreased by $2.8 million, or 19%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease in cost of service and other revenue was primarily driven by the workforce reductions that Akoya executed in January and July of 2024.

Gross profit decreased by $8.4 million, or 15%, and gross margin increased by 1% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The decrease in gross profit was primarily due to a decrease in instrument sales, offset by increased reagents sales. The increase in gross margin was primarily driven by operational efficiencies from in-house reagent manufacturing and product mix.

Operating Expenses for the three months ended March 31, 2025 and 2024

Selling, General and Administrative

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Selling, general and administrative	$17,580	$19,863	$(2,283)	(11)%

Selling, general and administrative expense decreased by $2.3 million, or 11%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease was primarily due to a $3.4 million decrease in personnel-related expenses, primarily due to the workforce reductions in January and July of 2024, a $0.5 million decrease in rent, net of sublease income, due to exiting Akoya’s Menlo Park facility in the first quarter of 2024, a $0.3 million decrease in charges to Akoya’s allowance for credit losses, and a $0.3 million decrease in recruiting, training, conferences, and travel and expenses, offset by a $2.6 million increase in professional fees in connection with the Merger.

Research and development

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Research and development	$5,557	$5,554	$3	0%

Research and development expense increased by $3.0 thousand, or 0%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The increase was primarily due to a $0.9 million increase in consulting, engineering, and lab supply consumption, partially offset by a $0.8 million decrease in personnel-related expenses, primarily due to the workforce reductions in January and July of 2024, and other immaterial changes.

Change in fair value of contingent consideration

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Change in fair value of contingent consideration	$146	$179	$(33)	(18)%

Change in fair value of contingent consideration was a $0.1 million loss for the three months ended March 31, 2025, compared to a $0.2 million loss for the three months ended March 31, 2024. The change in fair value of $33.0 thousand, or 18%, was due to current period remeasurement.

Impairment

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Impairment	$—	$2,971	$(2,971)	(100)%

Impairment decreased by $3.0 million, or 100% for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, due to impairment charges to Akoya’s right-of-use assets and property and equipment associated with exiting Akoya’s Menlo Park, California facilities that were recorded in the first quarter of 2024.

Restructuring

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Restructuring	$—	$1,397	$(1,397)	(100)%

Restructuring decreased by $1.4 million, or 100% for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, due to the workforce reductions that Akoya executed in January of 2024.

Interest expense

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Interest expense	$2,492	$2,612	$(120)	(5)%

Interest expense decreased by $0.1 million, or 5% for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease was due to a decrease in interest rates.

Interest income

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Interest income	$313	$937	$(624)	(67)%

Interest income decreased by $0.6 million, or 67% for the three months ended March 31, 2025, compared to the three months ended March 31, 2024 due to decreased levels of cash, cash equivalents, and marketable securities as of March 31, 2025 as compared to March 31, 2024.

Other expense, net

	Three months ended
	March 31,		Change
($ in thousands, except percentages)	2025	2024	Amount	%
Other expense, net	$13	$161	$(148)	(92)%

Other expense, net decreased by $0.1 million, or 92%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2025.

Operating Expenses for the years ended December 31, 2024 and 2023

Selling, General and Administrative

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Selling, general and administrative	$69,317	$87,363	$(18,046)	(21)%

Selling, general and administrative expense decreased by $18.0 million, or 21%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily due to a $12.9 million decrease in personnel-related expenses, primarily due to the workforce reductions in January of 2024, and July of 2024, a $1.9 million decrease in professional fees, and other related fees such as legal, consulting, and IT, a $1.2 million decrease in recruiting, training, conferences, and travel and expenses, and a $1.2 million decrease in rent, net of sublease income, offset by a $0.9 million charge to Akoya’s allowance for credit losses, and other immaterial changes.

Research and development

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Research and development	$19,745	$24,974	$(5,229)	(21)%

Research and development expense decreased by $5.2 million, or 21%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily due to a $5.1 million decrease in personnel-related expenses, primarily due to the workforce reductions in January of 2024, and July of 2024, and other immaterial changes.

Change in fair value of contingent consideration

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Change in fair value of contingent consideration	$(512)	$1,636	$(2,148)	(131)%

Change in fair value of contingent consideration was a $0.5 million gain for the year ended December 31, 2024, compared to a $1.6 million loss for the year ended December 31, 2023. The change in fair value of $2.1 million, or 131%, was due to current period remeasurement.

Impairment

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Impairment	$2,971	$—	$2,971	100%

Impairment increased by $3.0 million, or 100% for the year ended December 31, 2024, compared to the year ended December 31, 2023, due to impairment charges to Akoya’s right-of-use assets and property and equipment associated with exiting Akoya’s Menlo Park, California facilities in the first quarter of 2024.

Restructuring

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Restructuring	$3,087	$—	$3,087	100%

Restructuring increased by $3.1 million, or 100% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily associated with Akoya’s workforce reductions that Akoya executed in January and July of 2024.

Interest expense

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Interest expense	$10,429	$8,761	$1,668	19%

Interest expense increased by $1.7 million, or 19%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily due to the $11.3 million draw of Akoya’s remaining debt capacity in December of 2023, or higher debt levels for the year ended December 31, 2024 as compared to the year ended December 31, 2023, as well as increased accretion of the final payment fee due to the rate increase from 4.75% to 6.25% in connection with Amendment No. 5 to the Akoya Existing Loan Documents as of September 30, 2024.

Interest income

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Interest income	$2,506	$3,489	$(983)	(28)%

Interest income decreased by $1.0 million, or 28%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, due to decreased levels of cash, cash equivalents, and marketable securities as of December 31, 2024 as compared to December 31, 2023.

Other expense, net

	Year ended
	December 31,		Change
($ in thousands, except percentages)	2024	2023	Amount	%
Other expense, net	$566	$343	$223	65%

Other expense, net increased by $0.2 million, or 65% for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Liquidity and Capital Resources

As of March 31, 2025, Akoya had approximately $27.5 million in cash, cash equivalents, and marketable securities. As of December 31, 2024, Akoya had approximately $35.0 million in cash, cash equivalents, and marketable securities.

Since Akoya’s inception, Akoya has experienced losses and negative cash flows from operations, and Akoya incurred a consolidated net loss of $15.7 million for the three months ended March 31, 2025 and had an accumulated deficit of $301.1 million as of March 31, 2025. Akoya incurred a consolidated net loss of $55.4 million for the year ended December 31, 2024 and had an accumulated deficit of $285.4 million as of December 31, 2024. Akoya expects to continue to incur operating losses in the foreseeable future. However, Akoya plans to focus on improving results of operations in an effort to achieve cash flow positivity.

Akoya has historically financed Akoya’s operations primarily from the issuance and sale of Akoya’s equity securities, borrowings under Akoya’s long-term debt agreement, and revenue from Akoya’s commercial operations. Akoya may in the future sell shares of Akoya’s common stock, including pursuant to the Equity Distribution Agreement, to help fund Akoya’s operations. However, there can be no assurance that additional financings will be available to Akoya or that Akoya will become profitable.

If the transaction contemplated under the Merger Agreement is not consummated, based on Akoya’s current operating plan, Akoya does not expect to maintain compliance with certain financial covenants at July 31, 2025 under the Akoya Existing Loan Documents. In such event, Akoya would intend to seek a waiver, refinance the outstanding borrowings or otherwise mitigate these concerns with Midcap Financial Trust or another lender. There can be no assurance that a waiver will be granted or that Akoya will be able to refinance the amounts outstanding, and in such an event, the lender may exercise any and all of its rights and remedies provided for under the Akoya Existing Loan Documents. As a result of these uncertainties, there is substantial doubt about Akoya’s ability to continue as a going concern for the next twelve months following the date that these consolidated financial statements are issued.

Akoya’s future capital requirements will depend on many factors, including, but not limited to Akoya’s ability to successfully commercialize and launch products, and to achieve a level of sales adequate to support Akoya’s cost structure. If Akoya is unable to execute on Akoya’s business plan and adequately fund operations, or if the business plan requires a level of spending in excess of cash resources, Akoya will have to seek additional equity or debt financing. If additional financings are required from outside sources, Akoya may not be able to raise capital on terms acceptable to Akoya or at all. If Akoya is unable to raise additional capital when desired, Akoya’s business, financial condition, results of operations and prospects could be materially adversely affected.

Sources of Liquidity

Since Akoya’s inception, Akoya has financed Akoya’s operations primarily from the issuance and sale of Akoya’s equity securities, borrowings under long-term debt agreements, and revenue from Akoya’s commercial operations. In April 2021, Akoya raised $138.6 million in net proceeds through the sale of common stock from Akoya’s IPO, after deducting the underwriter discounts and commissions and offering expenses of $12.8 million. In June 2023, Akoya completed a follow-on public offering of Akoya’s common stock pursuant to which Akoya raised approximately $47.8 million in net proceeds, after deducting the underwriting discounts and commissions and offering expenses.

Akoya Existing Loan Documents

In October 2020, Akoya entered into the Akoya Existing Loan Documents for a $37.5 million credit facility, consisting of a senior, secured term loan. Akoya received $32.5 million in aggregate proceeds as a result of the debt financing. On March 21, 2022, Akoya entered into Amendment No. 1 to the Akoya Existing Loan Documents, which amended certain provisions to permit certain additional debt and capital leases.

On June 1, 2022, Akoya entered into Amendment No. 2, which permitted the draw of a second and third tranche of $10.0 million each, which were drawn on June 1, 2022, and September 30, 2022, respectively. Amendment No. 2 also delayed the amortization start dates for the outstanding loan amounts from November 1, 2023 until April 1, 2025, at which point Akoya would be required to repay the principal amounts in seven equal monthly installments until the maturity date. Finally, Amendment No. 2 amended the interest rate payable on the term loan to apply an interest rate equal to the SOFR rate (with a floor of 1.61448%) plus 6.35%.

On November 7, 2022, Akoya entered into Amendment No. 3 to the Akoya Existing Loan Documents, which permitted the draw of two additional tranches, each totaling $11,250, which were drawn on November 7, 2022, and December 22, 2023, respectively. Amendment No. 3 also delayed the amortization start dates for the outstanding loan amounts from April 1, 2025 until December 1, 2025 (subject to further extension upon certain conditions), at which point Akoya would be required to repay the principal amounts in equal monthly installments until the new maturity date of November 1, 2027. In addition, Amendment No. 3 amended the interest rate payable on the term loan to apply an interest rate equal to the SOFR rate (with a floor of 2.50%) plus 6.80%, and reset the call protection to begin as of November 7, 2025. Finally, Amendment No. 3 provided for a commitment fee of $74 that was paid on November 7, 2022 on the new tranche amounts and an exit fee of 4.75%. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged.

In July 2024, Akoya entered into Amendment No. 4 to the Akoya Existing Loan Documents, which amended certain affirmative financial covenants.

In November 2024, Akoya entered into Amendment No. 5 to the Akoya Existing Loan Documents, effective as of September 30, 2024, which amended certain affirmative financial covenants. Amendment No. 5 also extended the interest only period from December 1, 2025 until March 1, 2026 (subject to further extension upon certain conditions), at which point Akoya must repay the principal amounts in equal monthly installments until the maturity date of November 1, 2027. Finally, Amendment No. 5 increased the exit fee from 4.75% to 6.25%.

In May 2025, Akoya entered into Limited Waiver and Amendment No. 6 (“Amendment No. 6”) to the Akoya Existing Loan Documents pursuant to which, among other things, Midcap Financial Trust, as agent, waived existing events of default as of March 31, 2025 and through the date of Amendment No. 6, and the parties amended certain affirmative financial covenants.

The Akoya Existing Loan Documents is collateralized by substantially all of Akoya’s assets. The agreement contains customary negative covenants that limit Akoya’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity. The agreement also contains customary affirmative covenants, including requirements to, among other things, deliver audited financial statements. The Akoya Existing Loan Documents provides that if Akoya defaults under the loan and the default is not cured or waived, the lender could cause any amounts outstanding to be payable immediately. Under certain circumstances, the lender could also exercise its rights with respect to the collateral securing such loans. Any default under the Akoya Existing Loan Documents could limit Akoya’s ability to obtain additional financing, which may have an adverse effect on Akoya’s cash flow and liquidity.

Akoya was not in compliance with certain covenants under the Akoya Existing Loan Documents as of March 31, 2025. As of the date of this proxy statement/prospectus, after giving effect to Amendment No. 6, Akoya is in compliance with all covenants under the Akoya Existing Loan Documents as of March 31, 2025 and through the date Akoya’s consolidated financial statements were issued.

At-the-Market Offering

On November 7, 2022, Akoya entered into the Equity Distribution Agreement with Piper Sandler with respect to an ATM offering program under which Akoya may offer and sell, from time to time at Akoya’s sole discretion, shares of Akoya’s common stock having an aggregate offering price of up to $50.0 million through Piper Sandler as Akoya’s sales agent. As of March 31, 2025 and December 31, 2024, Akoya has not sold any shares of common stock under the ATM program.

Cash flows

The following table summarizes Akoya’s cash flows for the three months ended March 31, 2025 and 2024:

	Three months ended
	March 31,
($ in thousands)	2025	2024
Net cash (used in) provided by:
Operating activities	$(7,214)	$(20,824)
Investing activities	16,044	(48,817)
Financing activities	(250)	(444)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$8,580	$(70,085)

The following table summarizes Akoya’s cash flows for the years ended December 31, 2024 and 2023:

	Year ended
	December 31,
($ in thousands)	2024	2023
Net cash (used in) provided by:
Operating activities	$(44,103)	$(50,899)
Investing activities	(24,051)	3,347
Financing activities	(3,205)	56,844
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(71,359)	$9,292

Operating activities

Net cash used in operating activities decreased by $13.6 million to $7.2 million in the three months ended March 31, 2025 compared to $20.8 million in the three months ended March 31, 2024.

Net cash used in operating activities decreased by $6.8 million to $44.1 million in the year ended December 31, 2024 compared to $50.9 million in the year ended December 31, 2023.

Net cash used in operating activities during the three months ended March 31, 2025 consisted of a net loss of $15.7 million, offset by non-cash charges of $5.3 million, and a change in Akoya’s net operating assets and liabilities of $3.1 million. Non-cash charges primarily consisted of $2.2 million of stock-based compensation expense, $1.8 million of depreciation and amortization, a $0.5 million provision for excess and obsolete inventories, decreases in operating lease right of use assets of $0.4 million, $0.3 million of non-cash interest expense, and a $0.1 million change in fair value of contingent consideration, offset by $0.2 million in accretion of marketable securities. The change in Akoya’s net operating assets and liabilities was primarily due to increases in accounts payable, accrued expenses and other liabilities of $1.5 million, decreases in accounts receivable of $2.0 million, and decreased inventory levels of $1.0 million, offset by decreases in operating lease liabilities of $0.5 million, a $0.5 million increases in prepaid expenses and other assets, and decreases in deferred revenue of $0.3 million.

Net cash used in operating activities for the year ended December 31, 2024 consisted of a net loss of $55.4 million and a change in Akoya’s net operating assets and liabilities of $13.9 million, offset by non-cash charges of $25.1 million. The change in Akoya’s net operating assets and liabilities was primarily due to increased inventory levels of $9.9 million, primarily due to lower than planned product revenue, decreases in accounts payable, accrued expenses and other liabilities of $4.3 million, decreases in operating lease liabilities of $2.3 million, and decreases in deferred revenue of $0.3 million, offset by decreases in accounts receivable of $2.3 million, and a $0.5 million decrease in prepaid expenses and other assets. Non-cash charges primarily consisted of $9.3 million of stock-based compensation expense, $7.7 million of depreciation and amortization, a $3.5 million provision for excess and obsolete inventories, primarily due to a $2.0 million charge related to obsolete inventory associated with the Mantra 2 Quantitative Pathology Workstation and the Vectra 3 Automated Quantitative Pathology Imaging System, a legacy product line which was discontinued in the first quarter of 2024, $3.0 million of impairment expense, decreases in operating lease right of use assets of $2.0 million, $0.9 million in credit losses for accounts receivable, and $0.9 million of non-cash interest expense, offset by $1.7 million in accretion of marketable securities and a $0.5 million change in fair value of contingent consideration.

Net cash used in operating activities during the three months ended March 31, 2024 consisted of a net loss of $23.5 million and a change in Akoya’s net operating assets and liabilities of $8.2 million, offset by non-cash charges of $10.9 million. The change in Akoya’s net operating assets and liabilities was primarily due to increased inventory levels of $7.3 million, decreases in accounts payable, accrued expenses and other liabilities of $3.2 million, decreases in operating lease liabilities of $0.6 million, and decreases in deferred revenue of $0.3 million, offset by decreases in accounts receivable of $3.1 million. Non-cash charges primarily consisted of $3.0 million of impairment expense, $2.6 million of stock-based compensation expense, a $2.3 million adjustment for excess and obsolete inventories, $2.1 million of depreciation and amortization, decreases in operating lease right of use assets of $0.7 million, $0.4 million in credit losses for accounts receivable, a $0.2 million change in fair value of contingent consideration, and $0.2 million of non-cash interest expense, offset by $0.5 million in accretion of marketable securities.

Net cash used in operating activities for the year ended December 31, 2023 consisted of a net loss of $63.3 million and a change in Akoya’s net operating assets and liabilities of $14.5 million, offset by non-cash charges of $26.9 million. The change in Akoya’s net operating assets and liabilities was due to increases in accounts receivable of $7.3 million, increased inventory levels of $6.3 million, decreases in operating lease liabilities of $2.3 million, and decreases in accounts payable, accrued expenses and other liabilities of $2.3 million, offset by decreases in prepaid expenses and other assets of $2.3 million, and increases in deferred revenue of $1.5 million. Non-cash charges primarily consisted of $10.4 million of stock-based compensation expense, $8.9 million of depreciation and amortization, a $2.8 million adjustment for excess and obsolete inventories, decreases in operating lease right of use assets of $2.4 million, a $1.6 million change in fair value of contingent consideration, and $0.7 million of non-cash interest expense.

Investing activities

Net cash provided by investing activities was $16.0 million for the three months ended March 31, 2025 compared to net cash used in investing activities of $48.8 million during the three months ended March 31, 2024.

Net cash provided by investing activities for the three months ended March 31, 2025 was driven by $20.0 million in maturities of marketable securities, offset by purchases of marketable securities of $3.8 million, and purchases of property and equipment of $0.2 million.

Net cash used in investing activities for the three months ended March 31, 2024 was driven by purchases of marketable securities of $48.0 million and purchases of property and equipment of $0.8 million.

Net cash used in investing activities was $24.1 million for the year ended December 31, 2024 compared to net cash provided by investing activities of $3.3 million during the year ended December 31, 2023.

Net cash used in investing activities for the year ended December 31, 2024 was driven by purchases of marketable securities of $104.3 million and purchases of property and equipment of $2.5 million, offset by $70.8 million in maturities of marketable securities and $11.9 million in sales of marketable securities.

Net cash provided by investing activities for the year ended December 31, 2023 was driven by $7.0 million in maturities of marketable securities, offset by purchases of property and equipment of $3.7 million.

Financing activities

Net cash used in financing activities was $0.3 million for the three months ended March 31, 2025 compared to net cash used in financing activities of $0.4 million for the three months ended March 31, 2024.

Net cash used in financing activities for the three months ended March 31, 2025 was primarily driven by $0.2 million in principal payments on financing leases, and $0.1 million in settlement of restricted stock units for tax withholding obligations.

Net cash used in financing activities for the three months ended March 31, 2024 was primarily driven by $0.2 million in principal payments on financing leases, $0.2 million in payments of deferred offering costs, and $0.1 million in settlement of restricted stock units for tax withholding obligations.

Net cash used in financing activities was $3.2 million for the year ended December 31, 2024 compared to net cash provided by financing activities of $56.8 million for the year ended December 31, 2023.

Net cash used in financing activities for the year ended December 31, 2024 was primarily driven by $1.9 million in payments of contingent consideration, $1.0 million in principal payments on financing leases, $0.2 million in payments of deferred offering costs, and $0.2 million in settlement of restricted stock units for tax withholding obligations, offset by $0.1 million in proceeds from stock option exercises.

Net cash provided by financing activities for the year ended December 31, 2023 was primarily driven by $48.0 million in net proceeds received from Akoya’s June 2023 follow-on offering, after deducting the underwriting discounts and commissions and offering expenses paid by the Company, $11.3 million in debt proceeds, and $0.3 million in proceeds from stock option exercises, offset by $1.7 million in payments of contingent consideration, $0.7 million in principal payments on financing leases, $0.2 million in payments of deferred offering costs, and $0.1 million in settlement of restricted stock units for tax withholding obligations.

Critical accounting policies and estimates

Akoya has prepared its consolidated financial statements in accordance with GAAP. Akoya’s preparation of these consolidated financial statements requires Akoya to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Akoya evaluates its estimates and judgments on an ongoing basis. Akoya bases its estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While Akoya’s significant accounting policies are described in more detail in Note 2 –Summary of significant accounting policies to its audited consolidated financial statements, Akoya believes the following accounting policies to be critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of long-lived assets and goodwill

Akoya evaluates its long-lived assets, including finite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Examples of such triggering events applicable to Akoya’s assets include, but are not limited to, a significant decrease in the market price of a long-lived asset or asset group, a current-period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group, or adverse industry or economic trends. If any indicator of impairment exists, Akoya assesses the recoverability of the affected long-lived assets by determining whether the carrying value of the asset group can be recovered through undiscounted future operating cash flows. If impairment is indicated, Akoya estimates the asset group’s fair value using future discounted cash flows associated with the use of the asset group and adjusts the carrying value of the asset group accordingly.

Akoya tests goodwill for impairment annually and tests intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Events or changes in circumstances that could affect the likelihood that Akoya will be required t recognize an impairment charge include, but are not limited to, declines in Akoya’s stock price or market capitalization, economic downturns and other macroeconomic impairment review of goodwill on November 1 of each calendar year (and if and when triggering events occur between annual impairment tests).

In evaluating Akoya’s goodwill for indications of impairment, Akoya first conducts an assessment of qualitative factors to determine whether it is more likely than not that the fair value of each of Akoya’s reporting units is less than its carrying amount. If Akoya determines that it is more likely than not that the fair value of each of Akoya’s reporting units is less than its carrying amount, Akoya compares the fair value of each of its reporting units to its carrying value. I the fair value of each of Akoya’s reporting units exceeds its carrying value, goodwill is not considered impaired, and no further analysis is required. If the carrying value of each of Akoya’s reporting units exceeds its fair value, then an impairment loss equal to the difference would be recorded to goodwill.

Revenue recognition

Akoya follows ASC 606, Revenue from Contracts with Customers (“ASC 606”).

Akoya derives revenue from two primary sources, product revenue, which is comprised primarily of instrument sales revenue, consumables revenue, and software revenue, as well as service revenue, which is comprised of service and warranty, and laboratory services revenue. Revenue is recognized net of applicable taxes imposed on the related transaction.

Akoya recognizes revenue when it satisfies the performance obligations under the terms of a contract and control of its products and services is transferred to its customers in an amount that reflects the consideration it expects to receive from its customers in exchange for those products and services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract based on standalone selling price, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. Akoya considers a performance obligation satisfied once it has transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service.

Akoya’s agreements with customers often include multiple performance obligations, which can sometimes be included in separate contracts entered into within a reasonably short period of time. Akoya considers an entire customer arrangement to determine if separate contracts should be considered combined for the purposes of revenue recognition.

In order to determine the stand-alone selling price, Akoya conducts a periodic analysis to determine whether various goods or services have an observable stand-alone selling price as well as to identify significant changes to current stand-alone selling prices. If Akoya does not have an observable stand-alone selling price for a particular good or service, then the stand-alone selling price for that particular good or service is estimated using an approach that maximizes the use of observable inputs. Akoya’s process for determining stand-alone selling price requires judgment and considers multiple factors that are reasonably available and maximizes the use of observable inputs that may vary over time depending upon the unique facts and circumstances related to each performance obligation. Akoya believes that this method results in an estimate that represents the price it would charge for the product offerings if they were sold separately.

Taxes, such as sales, value-added and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

The following describes the nature of Akoya’s primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions Akoya enters into with its customers.

Product revenue

Product revenue is comprised of three major revenue streams, instrument sales, consumables, and standalone software products. Instrument sales revenue is comprised of sales of PhenoCycler and PhenoImager platforms. Consumables revenue is comprised of reagent kits. Akoya also sells software licenses, both internally developed as well as third-party software. Akoya’s standard arrangement with its customers is generally a purchase order or an executed contract. Revenue is recognized upon transfer of title. Payment terms are generally thirty to ninety days from the date of invoicing.

Service and other revenue

Service and other revenue primarily consists of instrument service and warranty, instrument installation and training, revenue generated by Akoya’s ABS operation, which provides sample testing services to customers, and revenue generated from companion diagnostic development. Akoya’s services are provided primarily on a fixed fee basis; from time to time these fixed fee contracts may be invoiced at the outset of the arrangements. Akoya recognizes revenue from the sale of an extended warranty, enhanced service warranty arrangements over the respective period, while revenue on installation, training and laboratory services is recognized as the services are performed. For laboratory services, Akoya generally uses the output method to measure the extent of progress towards completion of the performance obligation. For companion diagnostic development, Akoya generally uses the cost-to-cost approach to measure the extent of progress towards completion of the performance obligation because Akoya believes it best depicts the transfer of assets to the customer. Under the output method, the extent of progress towards completion is measured based on the value of the services transferred to date relative to the remaining services promised under the contract. Under the cost-to-cost measure approach, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred.

When Akoya enters into companion diagnostic development contracts, it assesses whether any obligations within the contract have a contingency with significant uncertainty, which may be considered an option.

Payment terms are generally thirty to ninety days from the date of invoicing.

Akoya records shipping and handling billed to customers as service and other revenue and the related costs in cost of other revenue in its consolidated statement of operations.

Contract assets and contract liabilities

Akoya’s contract assets consistent of revenues recognized, but not yet invoiced to customers for lab services and companion diagnostic development. Akoya classifies contract assets in accounts receivable. Contract assets are classified as current or noncurrent based on timing of when it expects to invoice the customer. Akoya’s contract liabilities consist of upfront payments for service-based warranties on instrument sales, as well as lab services. Akoya classifies contract liabilities associated with service-based warranties in deferred revenue, and contract liabilities associated with lab services in accrued expenses. Contract liabilities are classified as current or noncurrent based on the timing of when Akoya expects to service the warranty, or complete the lab services contract.

Costs to obtain or fulfill a contract

Under ASC 606, Akoya is required to capitalize certain costs to obtain customer contracts and costs to fulfill customer contracts. These costs are required to be amortized to expense on a systemic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates, compared to previously being expensed as incurred. As a practical expedient, Akoya recognizes any incremental costs to obtain a contract as an expense when incurred if the amortization period of the asset is one year or less.

Inventory Reserves

Inventories are stated at the lower of cost or net realizable value. Akoya determines the cost of its inventories, which includes amounts related to materials, direct labor and manufacturing overhead, using the average cost method. Akoya analyzes its inventory levels on each reporting date for excess and obsolete inventory. Akoya’s analysis requires judgment and is based on factors including, but not limited to, its recent historical activity, anticipated or forecasted demand for its products, and market conditions. Akoya writes down any excess and obsolete inventories to its realizable value in the period in which the impairment is first identified.

Contingent Consideration

For those arrangements which arise from a business combination that involve potential future contingent consideration, Akoya records on the date of acquisition a liability equal to the fair value of the estimated additional consideration it may be obligated to make in the future. Akoya re-measures this liability each reporting period and records changes in the fair value through changes in fair value of contingent consideration within its consolidated statements of operations. Akoya records amounts currently due as it relates to contingent consideration within accrued expenses. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life or probability of achieving regulatory or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

Off-balance sheet arrangements

Akoya did not have during the periods presented, and Akoya does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recent accounting pronouncements

For information on recently issued accounting pronouncements, see Note 2 – Summary of significant accounting policies to Akoya’s consolidated financial statements in this proxy statement/prospectus.

JOBS Act accounting election

Akoya is an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Akoya has elected to avail itself of this extended transition period, and, as a result, Akoya will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. Akoya intends to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Smaller reporting company status

Akoya is also a “smaller reporting company,” meaning that the market value of Akoya’s stock held by non-affiliates is less than $700 million as of the last trading day of its second quarter and its annual revenue is less than $100 million during the most recently completed fiscal year. Akoya may continue to be a smaller reporting company if either (i) the market value of Akoya’s stock held by non-affiliates is less than $250 million as of the last trading day of its second quarter or (ii) Akoya’s annual revenue is less than $100 million during the most recently completed fiscal year and the market value of its stock held by non-affiliates is less than $700 million as of the last trading day of its second quarter. If Akoya is a smaller reporting company at the time it ceases to be an emerging growth company, it may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. For example, as a smaller reporting company Akoya may choose to present only the two most recent fiscal years of audited financial statements in its Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK OF AKOYA

Akoya is a smaller reporting company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, for this reporting period and are not required to provide the information required under this item.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

Quanterix Common Stock is listed on the Nasdaq Global Market under the symbol “QTRX” and Akoya Common Stock is listed on the Nasdaq Global Select Market under the symbol “AKYA.”

The following table sets forth the closing sale price per share of Quanterix Common Stock and Akoya Common Stock as reported on the Nasdaq Global Market and the Nasdaq Global Select Market, respectively, in each case, as of (1) January 8, 2025, the trading day before the public announcement of the execution of the Original Merger Agreement, (2) April 28, 2025, the day the Merger Agreement was executed and (3) May 16, 2025, the latest practicable trading date before the date of this proxy statement/prospectus. The table also shows the estimated implied value of the per share Merger Consideration for each share of Akoya Common Stock as of the same two days. This implied per share value was calculated by multiplying the closing price per share of Quanterix Common Stock on each of those dates by the Exchange Ratio.

	Quanterix Common Stock	Akoya Common Stock	Implied Per Share Value of Merger Consideration(1)
January 8, 2025	$11.73	$2.66	$2.09
April 28, 2025	$5.78	$1.31	$1.22
May 16, 2025	$4.79	$1.03	$1.08
(1)	Calculated by multiplying the Quanterix Common Stock share price as of the specified date by the Exchange Ratio and adding $0.38 (i.e., the Per Share Cash Consideration).

The market prices of Quanterix Common Stock and Akoya Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Akoya Special Meeting and the date the Merger is completed and thereafter (in the case of Quanterix Common Stock).

The number of shares of Quanterix Common Stock that Akoya stockholders will receive as consideration per share of Akoya Common Stock in the Merger is fixed and will not change.

The value of the shares of Quanterix Common Stock to be received in exchange for each share of Akoya Common Stock when received by Akoya stockholders after the Merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, Akoya stockholders are advised to obtain current market quotations for Quanterix Common Stock and Akoya Common Stock in determining whether to vote in favor of the proposals at the Akoya Special Meeting, including the Akoya Merger Proposal.

Dividends

Quanterix has never declared or paid any cash dividends on Quanterix Common Stock and does not anticipate doing so in the foreseeable future.

Akoya has never declared nor paid any cash dividends on Akoya Common Stock.

Under the terms of the Merger Agreement, Quanterix is prohibited from declaring, setting aside or paying any dividends on or making other distributions in respect of any of its capital stock or shares.

THE AKOYA SPECIAL MEETING

This section contains information for holders of Akoya Common Stock about the Akoya Special Meeting that Akoya has called to allow holders of Akoya Common Stock to consider and vote on the Akoya Merger Proposal and other related matters. This proxy statement/prospectus is accompanied by a notice of the Akoya Special Meeting of holders of Akoya Common Stock and a form of proxy card that the Akoya Board is soliciting for use by the holders of Akoya Common Stock at the Akoya Special Meeting and at any adjournments or postponements of the Akoya Special Meeting.

Date, Time and Place of the Akoya Special Meeting

The Akoya Special Meeting will be held on     , 2025, at     , at      located at      .

Matters to Be Considered at the Akoya Special Meeting

At the Akoya Special Meeting, holders of Akoya Common Stock will be asked to consider and vote on the following proposals:

●	the Akoya Merger Proposal; and
●	the Akoya Adjournment Proposal.

Recommendation of the Akoya Board

The Akoya Board unanimously recommends that you vote “FOR” the Akoya Merger Proposal and “FOR” the Akoya Adjournment Proposal. See the section titled “The Merger — Akoya’s Reasons for the Merger and Recommendation of the Akoya Board” for a more detailed discussion of the Akoya Board’s recommendation.

Record Date for the Akoya Special Meeting and Quorum

The Akoya Board has fixed the close of business on                , 2025 as the Akoya Record Date for determination of holders of Akoya Common Stock entitled to notice of and to vote at the Akoya Special Meeting. On the Akoya Record Date for the Akoya Special Meeting, there were            shares of Akoya Common Stock outstanding.

The holders of a majority of the shares of Akoya Common Stock entitled to vote at the meeting must be present or represented by proxy at the Akoya Special Meeting to constitute a quorum for action on that matter at the Akoya Special Meeting. If you fail to submit a proxy or to vote at the Akoya Special Meeting on a proposal, or fail to instruct your bank, broker, trustee or other nominee how to vote on any proposals, your shares of Akoya Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

After a share of Akoya Common Stock is represented at the Akoya Special Meeting, it will be counted for the purpose of determining a quorum not only at the Akoya Special Meeting but also at any adjournment or postponement of the Akoya Special Meeting, unless a new record date is or must be fixed for that adjourned meeting. In the event that a quorum is not present at the Akoya Special Meeting, it is expected that the Akoya Special Meeting will be adjourned or postponed.

At the Akoya Special Meeting, each share of Akoya Common Stock is entitled to one vote on all matters properly submitted to holders of Akoya Common Stock.

Vote of Akoya Directors and Executive Officers

As of May 1, 2025, Akoya directors and executive officers and their affiliates owned and were entitled to vote approximately 4,661,042 shares of Akoya Common Stock, representing approximately 8.9% of the outstanding shares of Akoya Common Stock. We currently expect that Akoya’s directors and executive officers will vote their shares in favor of the Akoya Merger Proposal and the other proposals to be considered at the Akoya Special Meeting, as each director and officer, and certain Akoya stockholders, has entered into the Original Akoya Voting Agreement obligating them to do so. As of May 1, 2025, the Akoya stockholders who are party to the Akoya Voting Agreements collectively hold voting power over shares of Akoya Common Stock representing approximately 61.3% of the voting power represented by all issued and outstanding shares of Akoya Common Stock.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Akoya Special Meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Akoya Special Meeting. If your bank, broker, trustee or other nominee holds your shares of Akoya Common Stock in “street name,” such entity will vote your shares of Akoya Common Stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus. Akoya does not expect any broker non-votes at the Akoya Special Meeting.

Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

Proposal 1: Akoya Merger Proposal

Vote required:   Approval of the Akoya Merger Proposal requires the affirmative vote of holders of a majority of the shares of Akoya Common Stock outstanding as of the Akoya Record Date and entitled to vote on the proposal.

Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Akoya Special Meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Akoya Merger Proposal, it will have the same effect as a vote “AGAINST” the Akoya Merger Proposal.

Proposal 2: Akoya Adjournment Proposal

Vote required:   Approval of the Akoya Adjournment Proposal requires the affirmative vote of a majority in voting power of shares of Akoya Common Stock present in person or represented by proxy at the Akoya Special Meeting and entitled to vote.

Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Akoya Adjournment Proposal. Shares of Akoya Common Stock not present and broker non-votes, if any, will have no effect on such proposal.

Attending the Special Meeting

Stockholders of record and beneficial owners may participate in the meeting, including by asking questions or voting; however, the process for each is different, as described below. For clarity, guests may attend but will not be able to ask questions or otherwise participate in the Akoya Special Meeting.

As a stockholder of record, you will be able to attend the Akoya Special Meeting, ask questions and vote by following the instructions on your proxy card or on the instructions that accompanied your proxy materials.

The meeting will begin promptly at.

Proxies

A holder of Akoya Common Stock may vote by proxy or at the Akoya Special Meeting. If you hold your shares of Akoya Common Stock in your name as a holder of record, to submit a proxy, you, as a holder of Akoya Common Stock, may use one of the following methods:

●	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
●	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
●	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. Eastern Time on     , 2025. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Akoya Special Meeting.

Akoya requests that holders of Akoya Common Stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Akoya as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Akoya Common Stock represented by it will be voted at the Akoya Special Meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Akoya Merger Proposal and “FOR” the Akoya Adjournment Proposal.

If a holder’s shares of Akoya Common Stock are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Akoya Special Meeting. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.

Shares Held in Street Name

If your shares of Akoya Common Stock are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

You may not vote shares of Akoya Common Stock held in a brokerage or other account in “street name” by returning a proxy card directly to Akoya.

Further, banks, brokers, trustees or other nominees who hold shares of Akoya Common Stock on behalf of their customers may not give a proxy to Akoya to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Akoya Special Meeting, including the Akoya Merger Proposal and the Akoya Adjournment Proposal. Akoya does not expect any broker non-votes at the Akoya Special Meeting.

Revocability of Proxies

If you are a holder of Akoya Common Stock of record, you may revoke your proxy at any time before it is voted by:

●	submitting a written notice of revocation to Akoya’s corporate secretary;
●	granting a subsequently dated proxy;
●	voting by telephone or the Internet at a later time, before 11:59 p.m. Eastern Time on the day prior to the Akoya Special Meeting; or
●	attending in person and voting at the Akoya Special Meeting.

If you hold your shares of Akoya Common Stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.

Attendance at the Akoya Special Meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Akoya after the vote will not affect the vote. Akoya’s corporate secretary’s mailing address is: 100 Campus Drive, 6th Floor, Marlborough, MA 01752. If the Akoya Special Meeting is postponed or adjourned, it will not affect the ability of holders of Akoya Common Stock of record as of the Akoya Record Date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one copy of this proxy statement/prospectus is being delivered to holders of Akoya Common Stock residing at the same address, unless such holders of Akoya Common Stock have notified Akoya of their desire to receive multiple copies of the proxy statement/prospectus.

Akoya will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any holder of Akoya Common Stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Akoya’s corporate secretary at 100 Campus Drive, 6th Floor, Marlborough, MA 01752, or Akoya’s proxy solicitor, Campaign Management, by calling toll-free at 1-888-725-4553.

Solicitation of Proxies

Quanterix and Akoya will each bear their own expenses incurred in connection with the Merger, including the retention of any information agent or other service provider, except that expenses incurred in connection with the printing and mailing of this proxy statement/prospectus will be shared equally by Quanterix and Akoya. To assist in the solicitation of proxies, Akoya has retained Campaign Management, for a fee of $9,500, plus additional fees for each holder of Akoya Common Stock contacted and other matters and reimbursement of reasonable and customary documented out-of-pocket expenses for their services. Akoya and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Akoya Common Stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Akoya. No additional compensation will be paid to Akoya’s directors, officers or employees for solicitation.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the Akoya Special Meeting, please contact Akoya’s proxy solicitor for the Akoya Special Meeting at:

Campaign Management

15 West 38thStreet, Suite #747, New York, New York 10018

North American Toll-Free Phone:

1-888-725-4553

Email:info@campaign-mgmt.com

Call Collect Outside North America: +1 (212) 632-8422

AKOYA STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, AKOYA STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

AKOYA PROPOSAL 1: AKOYA MERGER PROPOSAL

Akoya is asking holders of Akoya Common Stock to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Holders of Akoya Common Stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Akoya Board has (a) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Akoya and its stockholders, (c) resolved to recommend the adoption of the Merger Agreement to Akoya stockholders, on the terms and subject to the conditions set forth in the Merger Agreement and (d) directed that the Merger Agreement be submitted to Akoya stockholders for adoption. See the section titled “The Merger — Akoya’s Reasons for the Merger and Recommendation of the Akoya Board” for a more detailed discussion of the recommendation of the Akoya Board.

Approval of the Akoya Merger Proposal is a condition to the completion of the Merger. If the Akoya Merger Proposal is not approved, the Merger will not occur. For a detailed discussion of the terms and conditions of the Merger, see the section titled “The Merger Agreement.”

Vote Required for Approval

Approval of the Akoya Merger Proposal requires the affirmative vote of holders of a majority of the shares of Akoya Common Stock outstanding as of the Akoya Record Date and entitled to vote on the proposal. Shares of Akoya Common Stock not present, and shares present and not voted, whether by broker non-vote or otherwise, will have the same effect as a vote “AGAINST” the Akoya Merger Proposal. Abstentions will have the same effect as a vote “AGAINST” the Akoya Merger Proposal.

Recommendation of the Akoya Board

THE AKOYA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE AKOYA MERGER PROPOSAL.

AKOYA PROPOSAL 2: AKOYA ADJOURNMENT PROPOSAL

The Akoya Special Meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Akoya Special Meeting to approve the Akoya Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to holders of Akoya Common Stock.

If, at the Akoya Special Meeting, the number of shares of Akoya Common Stock present or represented and voting in favor of the Akoya Merger Proposal is insufficient to approve the Akoya Merger Proposal, Akoya may move to adjourn or postpone the Akoya Special Meeting in order to enable the Akoya Board to solicit additional proxies for approval of the Akoya Merger Proposal. In that event, Akoya will ask holders of Akoya Common Stock to vote on the Akoya Adjournment Proposal, but not the Akoya Merger Proposal.

In this proposal, Akoya is asking holders of Akoya Common Stock to authorize the holder of any proxy solicited by the Akoya Board on a discretionary basis to vote in favor of adjourning the Akoya Special Meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Akoya Common Stock who have previously voted. Pursuant to the Akoya Bylaws, the Akoya Special Meeting may be adjourned without new notice being given, unless the adjournment is for a period of more than 120 days.

Vote Required for Approval

The approval of the Akoya Adjournment Proposal by holders of Akoya Common Stock is not a condition to the completion of the Merger. Approval of the Akoya Adjournment Proposal requires the affirmative vote of a majority in voting power of the shares of Akoya Common Stock present and entitled to vote at the Akoya Special Meeting. Shares of Akoya Common Stock not present and broker non-votes, if any, will have no effect on the Akoya Adjournment Proposal. Abstentions will have the same effect as a vote “AGAINST” the Akoya Adjournment Proposal.

Recommendation of the Akoya Board

THE AKOYA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE AKOYA ADJOURNMENT PROPOSAL.

THE MERGER

The following is a description of material aspects of the Merger. While Quanterix and Akoya believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire proxy statement/prospectus, including the text of the Merger Agreement attached as Annex A hereto, for a more complete understanding of the Merger. In addition, important business and financial information about each of Quanterix and Akoya is contained in this proxy statement/prospectus.

General

Quanterix, Merger Sub and Akoya have entered into the Merger Agreement, which provides for the combination of Akoya and Quanterix through a merger of Merger Sub with and into Akoya, with Akoya continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Quanterix. If the Merger is completed, Akoya Common Stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act, following which Akoya will no longer be required to file periodic reports with the SEC with respect to Akoya Common Stock.

The Parties to the Merger

Quanterix Corporation

Quanterix is a life sciences company that develops and commercializes next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. Quanterix’s platforms are based on its proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of Quanterix’s Simoa platforms to detect proteins in the femtomolar range is enabling the development of novel therapies and diagnostics and has the potential to identify early-stage disease markers before symptoms appear to facilitate a paradigm shift in healthcare from an emphasis on later-stage treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention. Quanterix’s Simoa platforms have achieved significant commercial adoption with an installed base of over 1,000 instruments, and scientific validation with citations in more than 3,200 scientific publications in areas of high unmet medical need and research interest such as neurology, oncology and immunology, and inflammation.

Akoya Biosciences, Inc.

Akoya is an innovative life sciences technology company delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Akoya’s mission is to bring context to the world of biology and human health through the power of spatial phenotyping. Spatial phenotyping refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Through Akoya’s PhenoCycler® (formerly CODEX) and PhenoImager® (formerly Phenoptics) platforms, reagents, software, and services, they offer end-to-end solutions to perform tissue analysis and spatial phenotyping across the full continuum from discovery through translational and clinical research and diagnostics.

Wellfleet Merger Sub, Inc.

Merger Sub was formed by Quanterix for the sole purpose of effecting the Merger. Merger Sub has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Akoya, with Akoya continuing as the Surviving Corporation and as a wholly owned subsidiary of Quanterix, and the separate existence of Merger Sub will cease.

Merger Consideration

If the Merger is completed, each issued and outstanding share Akoya Common Stock (other than shares held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Quanterix or Akoya or by Akoya as treasury shares), will be converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock and, if applicable, cash in lieu of fractional shares and (B) $0.38 in cash, without interest, subject to any applicable withholding, and subject to a maximum issuance of 19.99% of the number of shares of Quanterix Common Stock outstanding immediately prior to the Effective Time, and a maximum of $20 million in cash so payable by Quanterix. The Exchange Ratio will not be adjusted for changes in the market price of either Akoya Common Stock or Quanterix Common Stock between the date of signing of the Merger Agreement and consummation of the Merger. Because the share price of Quanterix Common Stock will fluctuate between the date of signing and the completion of the Merger, and because the Exchange Ratio is fixed and will not be adjusted to reflect changes in the share price of Quanterix Common Stock or Akoya Common Stock, the value of the shares of Quanterix Common Stock received by Akoya stockholders in the Merger may differ from the implied value based on the share price on the date of signing of the Merger Agreement or the date of the proxy statement/prospectus. Further, because of such limitations on the number of shares issuable, and cash payable, by Quanterix, the Per Share Merger Consideration to be received under the Merger Agreement may be subject to downward adjustment. As a result, the value of such Per Share Merger Consideration received by Akoya stockholders in the Merger may also differ from and could be lower than the implied value based on the share price on the date of signing of the Merger Agreement or the date of the proxy statement/prospectus. We urge you to obtain current share price quotations for Quanterix Common Stock and Akoya Common Stock.

Based on the number of shares of Quanterix Common Stock and Akoya Common Stock outstanding as of March 25, 2025 upon completion of the Merger, the current Quanterix stockholders are expected to own approximately 84.20% of the outstanding Quanterix Common Stock and former Akoya stockholders are expected to own approximately 15.80% of the outstanding Quanterix Common Stock.

Akoya Common Stock is currently listed on the Nasdaq Global Select Market under the symbol “AKYA” and Quanterix Common Stock is currently listed on the Nasdaq Global Market under the symbol “QTRX.” Following the Merger, Quanterix Common Stock will continue to be listed on the Nasdaq Global Market under Quanterix’s current symbol, “QTRX.” Following the consummation of the Merger, Akoya Common Stock will no longer be listed on any stock exchange or quotation system, and Akoya will cease to be a publicly traded company. Quanterix will continue as the Combined Company, with Akoya as its wholly owned subsidiary.

Background of the Merger

The Akoya Board regularly reviews Akoya’s business and operations, financial performance, strategy and prospects as an independent company, with the goal of maximizing stockholder value. As part of this review, from time to time the Akoya Board has considered significant commercial partnerships and strategic transactions.

The Quanterix Board regularly evaluates the strategic opportunities available to Quanterix with a view towards strengthening Quanterix’s business, performance, industry position and prospects and enhancing stockholder value. As part of its ongoing evaluation, from time to time, the Quanterix Board has considered various potential strategic transactions and, on October 17, 2023, the Quanterix Board approved the formation of a Transaction Committee (the “Quanterix Transaction Committee”), then comprised of Brian Blaser, Karen Flynn, Paul Meister and Laurie Olson, to evaluate certain strategic alternatives.

Over the past several years, Akoya has had periodic discussions with various companies in connection with potential strategic transactions.

In July of 2023, Brian McKelligon, the Chief Executive Officer of Akoya, had an introductory dinner with the Chief Executive Officer of a life sciences company that we refer to as “Party A” regarding a potential combination of the two companies, followed by a second meeting, in August of 2023, to discuss potential financial synergies that could result from a possible transaction. In October of 2023, Akoya and Quanterix had discussions in connection with a potential strategic commercial relationship. From time to time thereafter, Mr. McKelligon and Masoud Toloue, Ph.D., the Chief Executive Officer of Quanterix, held a number of discussions to better understand each other’s respective businesses, platforms and products, and to explore various ways in which they could collaborate in order to advance their shared business objectives.

In late 2023, Mr. McKelligon had an introductory meeting with the Chief Executive Officer of a life sciences company that we refer to as “Party M.” During this meeting, the CEO of Party M expressed interest in a potential combination of Akoya and Party M. In June of 2024, Mr. McKelligon and the CEO of Party M met again, at which time the CEO of Party M again expressed interest in a potential business combination.

On August 27, 2024, Akoya had a discussion with a life sciences company that we refer to as “Party B” regarding a potential strategic transaction.

On August 29, 2024, the Akoya Board held a regular meeting, including representatives from DLA (outside legal counsel to Akoya), where the Akoya Board discussed Akoya’s prospects as a standalone company, including Akoya’s capital requirements, and discussed various strategic alternatives. After discussion, the Akoya Board directed Akoya’s management team to engage a financial advisor to explore potential strategic alternatives. At that time, Johnny Ek, Akoya’s Chief Financial Officer, Niro Ramachandran, Ph.D., Akoya’s Chief Business Officer, Pascal Bamford, Akoya’s Chief Clinical Officer, and Jennifer Kamocsay, Akoya’s Chief Legal Officer, were briefed by Mr. McKelligon regarding the pursuit of a potential strategic transaction.

On September 3, 2024, a representative of Party B contacted Mr. McKelligon to express interest in having further discussions regarding of a combination of the two companies.

On September 6, 2024, Mr. McKelligon and Dr. Toloue met informally at the Morgan Stanley Healthcare Conference in New York City, one of the healthcare industry’s prominent gatherings that includes industry experts, investors and policymakers. There, Dr. Toloue indicated Quanterix’s interest in a potential strategic transaction involving Akoya and Quanterix.

On September 10, 2024, the Akoya Board held a special meeting, which was attended by representatives of DLA and, at the invitation of the Akoya Board, representatives of PWP. Such representatives of PWP discussed with the Akoya Board their views on current market dynamics, public market conditions and strategic activity within the Life Sciences Tools sector in which Akoya operates. Representatives of PWP, Akoya management and the Akoya Board also discussed Akoya’s business and product portfolio, its strategic plan and potential strategic opportunities and challenges faced by Akoya. Akoya management, the Akoya Board and representatives of PWP also discussed the viability of various strategic options Akoya might explore, including continuing to operate on a standalone basis, raising additional external capital, increasing scale and revenue growth through commercial arrangements, and/or larger scale transactions. As part of this discussion, representatives of PWP also discussed with the Akoya Board their views on potential counterparties (including Quanterix) who may have interest in Akoya should the Akoya Board determine to explore strategic alternatives. Additionally, DLA reviewed with the Akoya Board their fiduciary duties in the context of a potential transaction.

On September 19, 2024, the Akoya Board approved by unanimous written consent the engagement of PWP as its exclusive financial advisor to assist the Akoya Board in exploring strategic alternatives. Following formally engaging PWP on September 19, 2024, Akoya informed Quanterix, Party A and Party B that it had engaged PWP to assist Akoya in exploring potential alternatives and that representatives of PWP would reach out to discuss next steps in the evaluation of a potential strategic transaction with Akoya.

On September 20, 2024, Mr. McKelligon had initial process discussions with members of senior management of Quanterix and of Parties A and B.

On September 23, 2024, representatives of PWP spoke with Quanterix. During this call, at the direction of the Akoya Board, representatives of PWP communicated to Quanterix that Akoya would be interested in understanding Quanterix’s thoughts on a potential strategic transaction and that Akoya would enter into a confidentiality agreement to provide confidential information regarding Akoya to Quanterix to facilitate Quanterix’s evaluation and the submission of an indicative proposal.

Representatives of PWP further communicated to Quanterix that Akoya had previously been approached by a number of parties similarly indicating an interest in a potential strategic transaction, and that Akoya would be similarly extending an invitation to these other parties to participate in a strategic transaction process. Quanterix reiterated its interest in a potential transaction and communicated that a transaction would likely involve a meaningful equity component, allowing Akoya stockholders to share in the potential benefits of a combination. Quanterix expressed its interest in presenting the merits of such a combination to Akoya and the Akoya Board at an appropriate time.

On September 24, 2024, representatives of PWP spoke with Party B and Party B’s financial advisor regarding Party B’s previous outreach to Akoya. Representatives of PWP communicated that Akoya would enter into a confidentiality agreement with Party B to provide confidential information regarding Akoya to support an evaluation and submission of an indicative proposal by Party B. Party

B was also informed that Akoya had previously been approached by a number of parties similarly indicating an interest in a potential transaction and would be extending the same information access to these other parties.

On September 26, 2024, representatives of PWP spoke with representatives of Party A’s financial advisor. During this call, representatives of PWP communicated that following entry into a confidentiality agreement, Akoya would provide Party A with confidential information regarding Akoya to support an evaluation and submission of an indicative proposal by Party A.

Party A was also informed that Akoya had previously been approached by a number of parties similarly indicating an interest in a potential strategic transaction and would be extending the same information access to these other parties.

On September 27, 2024, representatives of PWP discussed with Quanterix the potential timeline to signing a definitive agreement in respect of a potential strategic transaction involving Akoya and Quanterix. On that same day, Akoya entered into mutual confidentiality agreements with each of Quanterix and Party A, each of which contained a customary standstill provision including a customary “fall-away” provision under which the standstill obligation would terminate upon the occurrence of certain events, including Akoya entering into a definitive agreement in respect of an acquisition of Akoya. Except where otherwise described in this “Background of the Merger” section, all other confidentiality agreements entered into by Akoya with other parties throughout the process described also contained standstill provisions, each of which was subject to a fall-away provision under which the standstill obligation terminates upon the occurrence of certain events, including Akoya entering into a definitive agreement to be acquired.

Between September 28, 2024, and October 22, 2024, at the direction of the Akoya Board, representatives of PWP contacted 16 companies in addition to Party A, Party B, and Quanterix, including eight life sciences companies which we refer to as “Party C,” “Party D,” “Party E,” “Party F,” “Party G,” “Party H,” “Party I,” and “Party J,” and one financial sponsor we refer to as “Party K,” to gauge potential interest in a transaction. Of those 16 additional contacted parties, seven had no interest in exploring a potential transaction and nine were sent draft confidentiality agreements that were subsequently executed (Parties C, D, E, F, G, H, I, J and K). Although consideration had been given to including Party M in this outreach, after consultation with representatives of PWP regarding various financial and other factors related to Party M, Party M was not contacted at this stage of the process.

On September 30, 2024, Mr. McKelligon met with senior representatives of Parties C, D and E at the Analytical, Life Science & Diagnostics Association Conference in Half Moon Bay, California. During these meetings, Mr. McKelligon discussed Akoya’s review of strategic alternatives and inquired about each party’s potential interest in evaluating a potential transaction with Akoya.

Also on September 30, 2024, Party B and Akoya executed a mutual confidentiality agreement.

On that same day, representatives of PWP and of Goldman Sachs, Quanterix’s financial advisor, discussed a potential strategic transaction involving Akoya and Quanterix, and the potential timeline to signing a definitive agreement in respect of such potential transaction.

On October 1, 2024, reciprocal in-person management presentations occurred between Akoya and Party B with representatives of PWP and Party B’s financial advisors in attendance. Specifically, members of Akoya’s management discussed Akoya’s overall business, operations, products, development pipelines, facilities and potential future business and financial prospects (a “Management Presentation”), and Party B’s management presented an overview of Party B’s overall business, operations, products, development pipelines, facilities and potential future business and financial prospects.

Following the execution of the respective confidentiality agreements, between September 28, 2024, and October 22, 2024, each of Quanterix and Parties A, B, C, D, E, F, G, H, I and J were provided access to Akoya’s virtual data room (“VDR”) to begin their due diligence review and each such party, plus Party K, was scheduled for a Management Presentation (other than Party B, who had already attended a Management Presentation, as discussed above). Party K was given the opportunity to obtain access to the VDR, but did not provide a list of individuals to whom such access was to be provided. Each of the VDR and the Management Presentation contained certain financial information regarding the Original Akoya Projections. After obtaining VDR access, the relevant parties sent Akoya, and Akoya answered, various questions and requests for additional information, which also resulted in Akoya updating the VDR periodically based on such requests.

On October 2, 2024, the Quanterix Board met and resolved to reconvene the previously formed Quanterix Transaction Committee for the purpose of facilitating the consideration and review of a potential strategic transaction with Akoya. In light of the departure of Mr. Blaser and Ms. Olson from the Quanterix Board earlier in 2024, Martin Madaus was appointed to the Quanterix Transaction Committee, which was then comprised of Ms. Flynn, Mr. Meister and Mr. Madaus.

On October 3, 2024, Mr. McKelligon met with Dr. Toloue in Boston to further discuss the strategic process.

On October 4, 2024, Akoya management, with representatives of PWP in attendance, held an in-person Management Presentation with Quanterix. Following such meeting, on October 8, 2024, representatives of PWP met with representatives of Goldman Sachs to further discuss Akoya’s financial model and financial statements.

Also on October 8, 2024, Akoya management, with representatives of PWP in attendance, met virtually with management of Party B and representatives of Party B’s financial advisor to conduct further due diligence and discuss potential synergies in a combination.

On October 9, 2024, Akoya management, with representatives of PWP in attendance, held separate in-person Management Presentations with Party A and Party K. On the same day, each of Party G and Party K executed confidentiality agreements with Akoya, each of which included standstill provisions that were not subject to a fall-away provision.

On October 10, 2024, Akoya management, with representatives of PWP in attendance, held a virtual Management Presentation with Party G. On the same day, Party E and Akoya executed a confidentiality agreement that included a standstill provision that was not subject to a fall-away provision.

On October 14, 2024, Akoya management, with representatives of PWP in attendance, held an in-person Management Presentation with Party E.

On October 16, 2024, a company operating in the healthcare sector, which we refer to as “Party L,” made inquiries to representatives of PWP indicating that they had become aware of a process involving Akoya and expressed interest in evaluating a potential transaction involving Akoya.

On October 16, 2024, Akoya management, with representatives of PWP in attendance, held separate virtual Management Presentations with Party H and Party J.

On October 18, 2024, at the direction of the Akoya Board, representatives of PWP distributed process letters to each of Quanterix and Parties A, B, C, D, E, F, H, I, J, K and L, inviting interested parties to submit non-binding indications of interest in acquiring Akoya and outlining the format and information that should be included in each indication of interest to facilitate an evaluation by the Akoya Board. The parties were instructed to submit their non-binding proposals by November 1, 2024. Party G was not provided a process letter as it had previously informed PWP during that same day that it had no interest in submitting a proposal for Akoya and no further discussions were had with Party G. In addition, following the distribution of the process letter, no further discussions were had with Party J.

Also on October 18, 2024, the Quanterix Transaction Committee held a meeting to, among other things, discuss the process letter and a potential strategic transaction with Akoya. That meeting was also attended by Ivana Magovčević-Liebisch (a member of the Quanterix Board), by representatives of Quanterix’s management team (including Dr. Toloue) and by representatives of Goldman Sachs. Following such meeting, Dr. Toloue and Mr. McKelligon met to discuss a potential transaction.

On October 20, 2024, in order to assist Akoya management in exploring, reviewing and evaluating potential opportunities for corporate strategic planning, the Akoya Board formed a Strategic Transactions Committee (the “Akoya Strategic Transactions Committee”) consisting of Scott Mendel, Robert Shepler and Thomas Schnettler. The primary responsibilities of the Akoya Strategic Transactions Committee included oversight of a process to review and evaluate potential strategic alternatives for Akoya including opportunities for strategic business combinations and similar strategic transactions.

On October 21, 2024, representatives of PWP spoke with Party K who indicated that Party K did not believe Party K would be able to present a competitive proposal for Akoya and would not be submitting an indication of interest by November 1, 2024. Party K indicated that Party K would be potentially open to partnering with another party in order to explore a transaction involving Akoya, should a potential opportunity to do so arise.

Also on October 21, 2024, Quanterix entered into a confidentiality agreement with Telegraph Hill Partners, certain affiliates of which are significant stockholders of Akoya, in anticipation of a meeting to discuss the market opportunity and potential synergies from a combination of Akoya and Quanterix.

On October 22, 2024, Akoya management, with representatives of PWP in attendance, held a virtual Management Presentation with Party F.

Also on October 22, 2024, at the invitation of the Akoya Board, Dr. Toloue provided the Akoya Board and certain representatives of Telegraph Hill Partners with a management presentation presenting an overview of Quanterix, including Quanterix’s current business operations, recent financial performance, corporate transformation, innovation plans, financial prospects and growth initiatives. Dr. Toloue also presented his vision for the strategic merits of a combination of Quanterix and Akoya, prospects for a strengthened product portfolio and potential areas of synergy between the companies.

On October 23, 2024, Akoya and Party L executed a confidentiality agreement, which did not contain a standstill provision, and Party L was subsequently provided access to the VDR.

On October 23, 2024, Akoya management, with representatives of PWP in attendance, held a virtual Management Presentation with Party D and an in-person Management Presentation with Party C.

On October 24, 2024, Akoya management, with representatives of PWP in attendance, held a virtual Management Presentation with Party L.

On October 24, 2024, Party E indicated to representatives of PWP that it would not be submitting an indication of interest by the bid deadline of November 1, 2024. Party E indicated that, while they admired the business and product suite that Akoya had developed, the scale remained small, profitability was uncertain and Party E believed Akoya’s financial plan presented significant risks and uncertainties. Following this conversation, no further discussions were had with Party E.

On October 25, 2024, the Quanterix Transaction Committee held a meeting to, among other things, further discuss the acquisition process letter, a potential strategic transaction with Akoya and certain financial analyses with respect to such transaction prepared by Goldman Sachs. That meeting was also attended by William Donnelly and Ivana Magovčević-Liebisch (both members of the Quanterix Board), by representatives of Quanterix’s management team and by representatives of Goldman Sachs. At that meeting, and after discussion, the Quanterix Transaction Committee resolved to recommend to the Quanterix Board that Quanterix submit a non-binding offer to acquire 100% of the Akoya Common Stock in an all-stock transaction.

On October 29, 2024, the Quanterix Board held a meeting to, among other things, discuss a potential strategic transaction with Akoya, certain financial analyses with respect to such transaction prepared by Goldman Sachs at the direction of Quanterix management, and the recommendation of the Quanterix Transaction Committee to submit a non-binding proposal for the acquisition of all outstanding Akoya Common Stock, including a recommended price to be offered, the basis for the valuation of Akoya, and the structure of the transaction. At that meeting, and after discussion, the Quanterix Board authorized Quanterix to submit a non-binding offer to acquire 100% of the Akoya Common Stock in an all-stock transaction.

On October 30, 2024, the Akoya Strategic Transactions Committee held a meeting, together with members of Akoya’s management and representatives of PWP and DLA. At the meeting, representatives of PWP presented a summary of the transaction process to date, including a summary of counterparty outreach. Representatives of PWP presented an overview of the 20 parties that were contacted regarding potential interest in evaluating Akoya. Of those, 13 parties had expressed interested and executed confidentiality agreements, and 12 parties were given Management Presentations by that date. Representatives of PWP also presented the Akoya Strategic Transactions Committee with an overview of the anticipated timeline and next steps in the strategic options review. Representatives of DLA then reviewed with the Akoya Strategic Transactions Committee their fiduciary duties in the context of a proposed transaction.

On October 31, 2024, Party B informed representatives of PWP that it would no longer be participating in the process due to (i) their view that Akoya’s Companion Diagnostics strategy would take longer to develop and require more investment, (ii) their perspective on the timing for an overall recovery in the Spatial Biology Instrumentation market in which Akoya operates and (iii) the amount of balance sheet cash that would need to be allocated to repayment of Akoya debt under a potential transaction. Party B also discussed its exit from the process with Mr. McKelligon on October 31, 2024 and no further discussions were had with Party B.

Also on October 31, 2024, Akoya management, with representatives of PWP in attendance, held a virtual Management Presentation with Party I.

All parties that executed confidentiality agreements and evaluated an acquisition of Akoya were provided with Akoya’s financial results for the third quarter of 2024 in advance of submitting indications of interest on November 1, 2024, and were explicitly requested to take into account, in their proposals, Akoya’s performance during such period.

Between November 1, 2024, and November 4, 2024, Akoya received first-round proposals from Quanterix, Party A and Party L. Quanterix proposed an all-stock transaction valued at a per share purchase price of $3.50, which would be translated into a fixed exchange ratio of Quanterix shares for Akoya shares in advance of signing definitive documentation. Based on Quanterix’s and Akoya’s stock prices at market close on October 31, 2024 the proposal represented a premium of 24% to Akoya’s closing stock price and would result in a pro-forma ownership split of approximately 26% for Akoya stockholders and 74% for Quanterix stockholders on a fully diluted basis. Quanterix’s proposal also anticipated that Quanterix would fully repay Akoya’s existing outstanding debt at the closing of a transaction. Party A proposed an all-stock combination with Akoya at an exchange ratio implied by a 15% premium to Akoya’s 10-day VWAP before signing the definitive documentation, subject to a limitation that the maximum Party A shares to be issued based on the implied exchange ratio would not exceed 19.99% of Party A’s basic shares outstanding. Any excess consideration due to Akoya stockholders in excess of such 19.99% issuance limitation would be paid in cash. Party A’s proposal was silent on the treatment of Akoya’s debt under a transaction. Party L proposed an all-cash offer for a per share purchase price range of $3.67 to $3.95 per share, representing a 30–40% premium to Akoya’s closing stock price as of October 31, 2024. During this time, each of Parties D, F, H and I declined the opportunity to provide first-round proposals and to continue to participate in the process, following which no further discussions were had with any of Parties D, F and I. Additionally, during this time Party C reiterated its interest in the strategic process and indicated it was finalizing a proposal for submission.

On November 4, 2024, the Akoya Strategic Transactions Committee held a meeting, together with members of Akoya’s management and representatives of PWP and DLA. At the meeting, representatives of PWP reviewed the first-round proposals and status of discussion with the other parties. Representatives of PWP reviewed with the Akoya Strategic Transactions Committee that 20 parties were contacted regarding a potential acquisition of Akoya, 13 signed confidentiality agreements and received confidential information and Management Presentations. Of those 13 parties, seven indicated they were not interested in participating after an initial evaluation, one expressed interest in partnering with a smaller acquirer to explore a potential acquisition of Akoya if an opportunity presented itself, and three had submitted indications of interest by the time of such meeting. Representatives of PWP further explained to the Akoya Strategic Transactions Committee that Party C had indicated that Party C was planning to submit a proposal in the coming days. Representatives of PWP also presented a preliminary analysis of Akoya’s financial prospects and valuation on a standalone basis as well as a preliminary analysis of the benefits and considerations of an all-stock combination with Quanterix. Based on the proposals received, following discussion, the Akoya Strategic Transactions Committee determined to advance discussions with Quanterix and Party L with the understanding that Quanterix and Party L, and any other parties, would need to improve their proposals in the second round of the process. Following this discussion, the Akoya Strategic Transactions Committee directed representatives of PWP to advise Party L that Akoya would advance Party L to the second round of the process, but that Akoya had received other interesting offers and that Party L would need to improve its offer to prevail in the second round. The Akoya Strategic Transactions Committee further directed representatives of PWP to inform Quanterix that they would also advance to the second round of the process but that their proposal was the lowest value offer being advanced to the second round and that Quanterix would need to improve its offer and express it as a fixed exchange ratio that would provide higher ownership for Akoya stockholders in the pro forma combined company. The Akoya Strategic Transactions Committee further instructed PWP to communicate to Quanterix that Akoya was interested in exploring the potential for future value creation on a combined basis and that further diligence into Quanterix and its business would be a key element of Akoya’s evaluation of the Quanterix proposal.

Based on proposals received and indications that Party C would be submitting a proposal, and at the direction of the Akoya Strategic Transactions Committee, on November 4, 2024, representatives of PWP communicated to Party A that Party A’s proposal was not competitive, and that Party A would be unlikely to be advanced to the second round of the process unless it revised its proposal.

On November 4, 2024, Party K indicated to representatives of PWP that Party K had limited interest in a strategic transaction involving Akoya, as had been communicated on October 21, 2024, and no further discussions were had with Party K.

On November 6, 2024, Party C submitted a first-round proposal in which Party C would acquire Akoya in an all-cash transaction at $5.00 per share, representing a 54% premium to Akoya’s stock price as of market close on November 6, 2024, and a 69% premium to the 30-day VWAP as of that date. Representatives of PWP immediately communicated Party C’s proposal to Akoya management and recommended Party C be advanced to the second round of the process. At the direction of Akoya’s management, representatives of PWP informed Party C that Party C would advance to the second round of the process and that Party C’s proposal was at that point the most competitive, but Akoya had received a number of interesting offers from parties that were allowed to advance in the process, under the expectation that they would improve their proposals after further due diligence in the second round of the process.

On November 7, 2024, the Akoya Board held a meeting at which members of Akoya’s senior management and representatives of PWP and DLA were present. The Akoya Board discussed the then-current status of the strategic transaction process.

Representatives of PWP discussed the financial terms of the proposals received to date from Quanterix and Parties A, C and L and the communications that had already been delivered by representatives of PWP, at the direction of the Akoya Strategic Transactions Committee, to Quanterix and Parties C and L that they would advance into the second round and to Party A that it would not advance into the second round. During the meeting, representatives of PWP discussed with the Akoya Board the anticipated timeline for the second round of the process and PWP’s preliminary financial analysis of the various proposals, Akoya’s standalone valuation and the benefits and considerations associated with a potential combination with Quanterix.

Representatives of DLA also reviewed with the Akoya Board their fiduciary duties in the context of a potential transaction. The Akoya Board directed representatives of PWP to continue to negotiate with Quanterix and Parties C and L. After the Akoya Board meeting, Mr. McKelligon and Dr. Toloue had a check-in call where they discussed the reverse diligence process and about what items Quanterix should expect to provide information.

On November 9, 2024, Party A provided a revised written proposal to representatives of PWP offering to acquire Akoya at a price of $4.00 per share in cash. Following delivery of the revised proposal letter, Party A’s advisors reached out to representatives of PWP to express Party A’s enthusiasm about a potential transaction and to indicate they envisioned being able to improve their offer following detailed due diligence. Representatives of PWP promptly informed Akoya management of the revised proposal and recommended Party A be admitted to the second round of the process based on the revised proposal.

On November 11, 2024, in response to Party A’s revised proposal and at the direction of Akoya management, a representative of PWP informed Party A’s financial advisor that Party A was invited back into the process but, while their offer was competitive, there were other competing offers near or above Party A’s. On the same day, representatives of PWP distributed a second-round process letter to Quanterix and Parties A, C and L outlining next steps and key dates. The process letter indicated that final proposals were requested by December 11, 2024, and that Akoya requested a markup of a bid draft of a merger agreement in connection with a potential acquisition, which would be made available by Akoya (the “Bid Draft Agreement”), be submitted by December 4, 2024.

On November 12, 2024, Mr. McKelligon previewed to Dr. Toloue Akoya’s earnings release for the third quarter of 2024 and the likelihood of Akoya making an announcement that Akoya was seeking strategic alternatives. Dr. Toloue informed Mr. McKelligon that Quanterix would be announcing the need for the restatement of certain of its historical financial statements on that date.

On November 14, 2024, Akoya held its Earnings Call regarding the third quarter of 2024, on which call Akoya indicated it was considering strategic alternatives and filed its Quarterly Report on Form 10-Q with respect to such period. Following Akoya’s earnings announcement, Akoya’s stock price dropped by more than 20%. As a result, the premium to Akoya’s trading price on the bids received up to that point significantly increased.

Also on November 14, 2024, the Quanterix Board met in order to discuss a potential acquisition of Akoya, including some key preliminary assumptions in preparing financial models for a potential transaction and next steps in the process being run by Akoya.

On November 18, 2024, following Akoya’s above-mentioned earnings release, Party H contacted representatives of PWP to check on the status of the strategic process. Party H was informed by representatives of PWP that Akoya had received multiple attractive proposals, and that multiple parties had advanced into the second round. Representatives of PWP informed Party H that if Party H’s interest in submitting a proposal had changed, there was still time to do so. Party H indicated that there had been no change in its interest, and no further discussions were had with Party H.

On November 19, 2024, Akoya uploaded to the VDR the Bid Draft Agreement, which had been prepared by DLA.

Between November 14 and December 11, 2024, Quanterix and Parties A, C and L were provided with multiple virtual and in-person diligence meetings with the relevant subject matter expert representatives of Akoya, covering various aspects of Akoya’s business, including commercial, regulatory, human resources, tax, financial, legal, accounting and research and development.

The parties were also offered site tours of Akoya’s manufacturing facilities. Representatives of PWP and Akoya management also answered extensive diligence questions from such parties related to Akoya and its business operations and provided extensive information to such parties in response to numerous diligence requests.

On November 20, 2024, the Chief Financial Officer of Party M reached out to representatives of PWP to request a call with PWP, which was arranged for November 21, 2024 and included the CEO of Party M. During the call, Party M inquired about Akoya’s November 14, 2024 disclosure that it was exploring strategic alternatives and Party M expressed interest in participating in the process. Representatives of PWP informed Party M that the process was already in advanced stages, and Party M indicated it would evaluate internally and revert to PWP.

On November 22, 2024, the Quanterix Board held a meeting, which was attended by representatives of Goldman Sachs, to discuss the potential acquisition of Akoya and next steps in the process being run by Akoya.

On November 25, 2024, at the direction of Quanterix management, representatives of Goldman Sachs shared with representatives of PWP certain unaudited prospective financial information of Quanterix including the Original Quanterix Projections. The anticipated Restatement as discussed above, was not material to such prospective financial information, as the Restatement did not entail any changes to Quanterix’s revenue and cash flow, nor did it have any impact on Quanterix’s expected long-term financial model.

Also on November 25, 2024, Quanterix management gave a detailed management presentation on its business operations and financial outlook to several representatives of Akoya’s senior management.

Between November 25, 2024 and January 9, 2025, Akoya conducted multiple virtual diligence meetings with relevant representatives of Quanterix and Quanterix’s advisors covering various aspects of Quanterix’s business, including commercial, operations, regulatory, human resources, financial, legal and intellectual property. Quanterix management and its advisors also answered extensive diligence questions from Akoya related to Quanterix and its business operations and provided information to Akoya in response to numerous reverse due diligence requests.

On November 26, 2024, Quanterix provided Akoya with access to a virtual data room containing certain information with respect to Quanterix in connection Akoya’s reverse due diligence of Quanterix. Also on November 26, 2024, Dr. Toloue delivered a presentation on Quanterix’s diagnostics business to the Akoya Board, Akoya management and certain representatives of Telegraph Hill Partners.

On December 3, 2024, Mr. McKelligon and Dr. Toloue discussed Quanterix’s diagnostics priorities and future opportunities in preparation for Mr. McKelligon’s discussion with Myla Lai-Goldman, MD, a member of the Akoya Board with deep clinical diagnostics expertise.

On December 4, 2024, after several discussions between representatives of Akoya and Quanterix throughout the process, Quanterix submitted a mark-up of the Bid Draft Agreement to Akoya.

On December 5, 2024, Party L informed representatives of PWP that it would no longer be participating in the process. Party L indicated that, after detailed diligence, Party L’s conviction around the depth of Akoya’s research and development pipeline as well as the time, cost and effort associated with Akoya’s Companion Diagnostics strategy and cultural compatibility between the companies had weakened. Following Party L’s withdrawal, no further discussions were had with Party L. Also on December 5, 2024, Party A indicated to representatives of PWP that Party A would not be submitting a mark-up of the Bid Draft Agreement at that time, but that Party A was still discussing internally whether it would be submitting a final proposal to Akoya by the December 11, 2024 bid deadline.

Also on December 5, 2024, Akoya received an issues list related to the Bid Draft Agreement from Party C. DLA reached out to Party C’s counsel to discuss the issues list on December 10, 2024.

On December 6, 2024, representatives of PWP reached out to representatives of Party A’s financial advisor to discuss Party A’s interest in continuing its evaluation. During this call, Party A’s financial advisor indicated to representatives of PWP that Party A would be withdrawing from the process. No further discussions were had with Party A.

Also on December 6, 2024, the Quanterix Board held a meeting, which was also attended by members of Quanterix’s senior management and by representatives of Covington and of Goldman Sachs. The Quanterix Board discussed the ongoing strategic process for the acquisition of Akoya, including potential synergies, key findings of due diligence conducted up to that point, certain financial aspects of the combined company, and next steps in submitting a final proposal to Akoya.

On December 9, 2024, the CFO of Party M reached out to representatives of PWP to request a call with the CEO and CFO of Party M. The call was subsequently arranged for December 12, 2024. During the call, Party M expressed interest in evaluating a potential combination with Akoya. PWP informed Party M that PWP would discuss this with Akoya and revert. Representatives of PWP immediately informed management of Akoya about the inquiry. Akoya’s management and representatives of PWP further discussed Party M’s business, financial profile and large cash burn, as well as the stage of discussions with other parties. Based on Party M’s financial profile and the stage of discussions with other parties, management of Akoya directed representatives of PWP to inform Party M that it would be difficult for Party M to participate in the process but that Akoya and representatives of PWP would inform Party M if the situation changed and an opportunity to participate emerged.

On December 10, 2024, the Quanterix Board met to, among other things, discuss the terms of a revised proposal for acquiring Akoya, and were joined by members of Quanterix’s senior management and by representatives of Covington and Goldman Sachs. At that meeting, the Quanterix Board approved the submission of a non-binding offer for the acquisition of Akoya in an all-stock transaction and instructed Dr. Toloue to present such an offer to Akoya. Also on that date, Dr. Toloue and Mr. McKelligon had a conversation regarding Quanterix’s potential submission of an updated non-binding offer to Akoya.

On December 11, 2024, Quanterix delivered an updated indication of interest to Akoya (the “December 11 Quanterix Indication of Interest”). The December 11 Quanterix Indication of Interest proposed to acquire 100% of the outstanding shares of capital stock of Akoya and the purchase price would be paid in shares of Quanterix Common Stock based on a 0.2970 exchange ratio, implying an offer value of $3.50 per Akoya share, representing a 49% premium to Akoya’s share price based on Akoya’s and Quanterix’s respective stock closing prices on December 10, 2024 and a 28% pro forma ownership for Akoya stockholders in the combined company. Consistent with Quanterix’s initial indication of interest, the December 11 Quanterix Indication of Interest anticipated that Akoya’s existing outstanding debt would be repaid in full at the closing of a transaction. The December 11 Quanterix Indication of Interest also indicated that Quanterix would be willing to discuss the addition of two members to the board of directors of the combined company (with such additional members to be nominated by Akoya), that Quanterix would require voting agreements from the three largest stockholders of Akoya and from all of Akoya’s directors and officers to be entered into concurrently with definitive transaction documents, and that execution of a definitive agreement would only occur after Quanterix had filed its restated audited financial statements, which was expected to occur by December 23, 2024. The December 11 Quanterix Indication of Interest also set forth certain estimates of synergies expected to be realized following the completion of the transaction, which had been prepared by Quanterix management, and formed part of the Original Quanterix Projections. The anticipated Restatement as discussed above, was not material to such prospective financial information, as the Restatement did not entail any changes to Quanterix’s revenue and cash flow, nor did it have any impact on Quanterix’s expected long-term financial model.

Later on December 11, 2024, DLA and Covington had a conference call to discuss certain aspects of the December 11 Quanterix Indication of Interest, including Quanterix’s anticipated timing for signing a definitive agreement in light of the Restatement.

Also on December 11, 2024, Party C advised representatives of PWP that it would no longer be participating in the process due to the extent of Akoya’s projected financial losses and cash burn and the dilutive impact that would represent for Party C. Party C further informed representatives of PWP that Party C had evaluated several strategies to mitigate the dilutive impact of a transaction but was unable to become comfortable with acquiring Akoya at that time.

On December 12 and December 13, 2024, each of the Akoya Strategic Transactions Committee and the Akoya Board respectively, held a meeting. Representatives of PWP and DLA were present at both meetings. During these meetings, representatives of PWP provided a review of the first round of the process and first-round proposals received by Akoya, an update on the second round of the process and the extensive diligence performed by each of Quanterix and Parties A, C and L, and a summary of each of Parties A, C and L’s reasons for not submitting a final proposal by the second-round bid date.

Representatives of PWP also provided detailed summary of the financial terms of the Quanterix final proposal, an update on the implied standalone value of Akoya’s business plan, and preliminary views on Quanterix’s standalone valuation and the benefits and considerations in a potential all stock combination with Quanterix. During these meetings representatives of DLA also reviewed with the Akoya Strategic Transactions Committee and the Akoya Board their fiduciary duties in the context of a proposed transaction. DLA also reviewed the then-current draft of the Original Merger Agreement, including open issues. The Akoya Board indicated interest in the potential future benefits of a combination with Quanterix but noted risks associated with the requirement for approval by Quanterix stockholders and the potential financing risks that Akoya could face if Quanterix failed to secure stockholder approval.

Based on this evaluation, the Akoya Strategic Transactions Committee and Akoya Board instructed representatives of PWP and Akoya management to continue to negotiate with Quanterix to determine if key terms, including the proposed exchange ratio and board representation, could be improved. Additionally, the Akoya Strategic Transactions Committee and Akoya Board instructed representatives of PWP to explore the possibility of Quanterix providing a financing backstop to Akoya in the event Quanterix stockholders failed to approve a transaction.

Following the Akoya Board meeting on December 13, 2024, at the direction of the Akoya Board, representatives of PWP presented representatives of Goldman Sachs (which representatives of Goldman Sachs later shared with Quanterix management) with a counter offer that included an exchange ratio that would result in a post-closing ownership split of approximately 35% for Akoya stockholders and 65% for Quanterix stockholders on a fully diluted basis, proportionate board representation, an asymmetrical break-up fee, and a potential concurrent $30,000,000 equity financing backstop to be provided by Quanterix. The financing backstop was intended to provide Akoya protection in the event Quanterix failed to secure stockholder approval for the proposed transaction.

On December 14, 2024, at the direction of Akoya management, representatives of PWP advised Party M that Akoya’s review of strategic alternatives was in advanced stages and that it would be challenging for Party M to participate in the process. Representatives of PWP further advised Party M that the status of Akoya’s discussions with other parties could change and that representatives of PWP and Akoya would reach out to Party M should an opportunity open for Party M to participate.

On December 17, 2024, Quanterix delivered an updated indication of interest to Akoya (the “December 17 Quanterix Indication of Interest”). In the December 17 Quanterix Indication of Interest, Quanterix reiterated its proposed exchange ratio of 0.2970, implying 28% ownership for Akoya stockholders in a combined company. Based on each company’s share price at market close on December 16, 2024, such offer implied an offer price of $3.39 per share of Akoya Common Stock, which represented a premium of 40% to Akoya’s stock price. The December 17 Quanterix Indication of Interest clarified that Quanterix was willing to discuss Akoya having the right to appoint two members of a nine-seat board of the combined company (as opposed to the “addition” of two board members as originally indicated in the December 11 Quanterix Indication of Interest). Additionally, the December 17 Quanterix Indication of Interest proposed that Akoya’s termination fee would be 3.5% of the implied equity value of Akoya in connection with the proposed transaction and that Quanterix’s termination fee would be the same as Akoya’s termination fee, plus 1% of the implied equity value of Akoya in the proposed transaction. The December 17 Quanterix Indication of Interest also contemplated a convertible note funding option intended to address the Akoya Board’s concerns around funding in the event the proposed transaction failed to close in a timely manner. Under the proposed convertible note funding, Quanterix would provide Akoya with up to $20,000,000 in the form of a subordinated convertible note in two tranches of $10,000,000 each, the first of which would be available at signing of the definitive documentation at Akoya’s option, and the second of which would be available during the 30-day period following May 31, 2025, if the proposed transaction had not closed by such date. The convertible notes were further structured such that, if drawn, the exchange ratio offered to Akoya stockholders would be reduced to 0.2810 for the first tranche drawn and 0.2650 for the second tranche drawn. The convertible notes would be convertible at Quanterix’s option into shares of Akoya Common Stock at the lower of the implied per share price in the proposed transaction or the average Akoya share price for the 20-day trading period preceding the conversion date. Quanterix’s understanding of Akoya’s future cash needs and debt covenants, and Akoya’s request for a financing backstop, influenced Quanterix’s decision to extend bridge financing to Akoya as a component of Quanterix’s overall offer, as reflected in the December 17 Quanterix Indication of Interest.

On December 17, 2024, the Akoya Strategic Transactions Committee along with representatives of PWP and DLA met to discuss the terms of the December 17 Quanterix Indication of Interest. During the meeting, the Akoya Strategic Transactions Committee discussed Quanterix’s proposed convertible note funding structure and determined it did not address Akoya’s concerns, would require consents from Akoya’s lenders and was unattractive due to the adjustment mechanism to the exchange ratio and conversion features that the Akoya Strategic Transactions Committee perceived as punitive. The Akoya Strategic Transactions Committee instructed representatives of PWP to determine if MidCap as Akoya’s agent under Akoya’s existing credit facility would be willing to provide Akoya with further covenant relief in the event of a delayed or failed Quanterix stockholder vote in order to provide Akoya with additional time to secure financing to continue to operate on a standalone basis.

On December 17, 2024, Mr. McKelligon had a conversation with a Party C executive regarding Party C’s decision to withdraw from the process. In that discussion, Party C reiterated the points that had been explained to representatives of PWP on December 11, 2024, as discussed above.

On December 19, 2024, following Party M’s prior unsolicited outreach, Party M submitted a non-binding indication of interest proposing an all-stock acquisition of Akoya. Under Party M’s proposal, Party M would combine with Akoya at an exchange ratio resulting in a 50% pro forma ownership for Akoya holders in the pro forma entity, representing an implied 23% premium to Akoya’s stock price based on a 30-day VWAP as of December 18, 2024.

On December 20, 2024, the Akoya Strategic Transactions Committee held a meeting, attended by representatives of PWP and DLA. At the Akoya Strategic Transactions Committee meeting, representatives of PWP discussed the financial terms of Party M’s proposal with the Akoya Strategic Transactions Committee, and representatives of DLA reviewed with the Akoya Strategic Transactions Committee their fiduciary duties in the context of a proposed transaction. The Akoya Strategic Transactions Committee discussed the benefits and considerations of exploring a potential transaction with Party M, including the timing and uncertainty associated with Party M’s due diligence process and formulation of a final proposal, the early stage of Party M’s commercial profile, the risks associated with Party M’s large cash burn and the potential market implications of an all-stock deal in which the newly formed combined company would have a higher cash burn than Akoya on a standalone basis, the governance risks associated with Party M’s dual class shares and associated super-voting rights, the potential benefits of synergies between the companies and Party M’s strong cash balance. Following the presentation and discussion, at the direction of the Akoya Strategic Transactions Committee, representatives of PWP informed Party M that following execution of a confidentiality agreement Akoya would provide Party M with VDR access and a Management Presentation. Party M was informed that Akoya would also require reverse due diligence to better understand Party M’s business and the merits of a strategic combination as well as the possibility of significantly reducing Party M’s expense base. Party M was informed that time was of the essence and that Akoya would provide Party M with full diligence access to refine its proposal on an expedited basis.

On December 21, 2024, as negotiations continued, representatives of Quanterix and Goldman Sachs, at the direction of Quanterix management, expressed to representatives of PWP Quanterix’s desire to proceed with the proposed transaction and optimism that a solution to Akoya’s financing concerns could be found. However, they indicated that Akoya’s request for 35% outstanding ownership of the combined company was not possible. Representatives of PWP reiterated that the exchange ratio and pro forma ownership would need to increase from Quanterix’s prior proposals.

On December 22, 2024, representatives of Akoya and Quanterix, with representatives of PWP and Goldman Sachs in attendance, met virtually to discuss Akoya’s financing needs, the details of Akoya’s existing debt and the various amendments to Akoya’s debt documents that Akoya had entered into with MidCap.

Also on December 22, 2024, at the direction of Quanterix management, representatives of Goldman Sachs described to representatives of PWP a revised proposal from Quanterix for a financing backstop. Under the proposal, Quanterix would provide a $30,000,000 subordinated convertible note available at Akoya’s option during the period between the signing of the Original Merger Agreement and the outside date to be set forth in the Original Merger Agreement. Proceeds of the debt would be available for repayment of Akoya’s existing credit facility with MidCap and would bear interest at a rate equivalent to the rate under the MidCap facility. In the event the proposed Original Merger Agreement were terminated for any reason, the note would be convertible into shares of Akoya Common Stock at the lower of a price implied by the exchange ratio used in the proposed transaction and the 10-day Quanterix Common Stock VWAP preceding announcement of the proposed transaction.

On December 23, 2024, Dr. Toloue called Mr. McKelligon to inform him that Quanterix was going to deliver a revised indication of interest and described the terms that were going to be included in such indication of interest. Later that day, Quanterix delivered a final revised indication of interest to Akoya (the “Final Quanterix Indication of Interest”). The Final Quanterix Indication of Interest proposed to acquire 100% of the outstanding shares of Akoya Common Stock in an all-stock transaction with an exchange ratio of 0.318 shares of Quanterix Common Stock for each share of Akoya Common Stock, representing 30% pro forma ownership for Akoya stockholders in the combined company and an implied price of $3.38 per share of Akoya Common Stock, based on the closing prices of Akoya Common Stock and Quanterix Common Stock on December 23, 2024, which represented a premium of 43% to the closing price of Akoya Common Stock on such date. The Final Quanterix Indication of Interest also reiterated the proposals in the December 17 Quanterix Indication of Interest related to the composition of the post-Closing Quanterix Board and the size of the parties’ respective termination fees. The Final Quanterix Indication of Interest also included a funding option through a subordinated convertible note of up to $30,000,000, on the terms described in the proposal delivered by Goldman Sachs on the previous day.

On December 24, 2024, Akoya and Party M executed a confidentiality agreement, following which Party M was provided access to the VDR.

On December 25, 2024, the Akoya Strategic Transactions Committee held a meeting. Representatives of PWP and DLA were present at the meeting. At the request of the Akoya Strategic Transactions Committee, representatives of PWP reviewed the terms of the Final Quanterix Indication of Interest. Following discussion, the Akoya Strategic Transactions Committee instructed representatives of PWP to continue Party M’s diligence in parallel to the Quanterix negotiations so they could determine whether a definitive proposal from Party M could be reached.

On December 26, 2024, Mr. McKelligon sent an update to the Akoya Board regarding the status of the strategic process, including an update on the Final Quanterix Indication of Interest and Party M’s indication of interest. Mr. McKelligon also updated the Akoya Board on management’s ongoing development of its standalone plan for Akoya.

Also on December 26, 2024, DLA provided Covington with a revised draft of the Original Merger Agreement, in response to the draft that had been previously provided by Covington on December 4, 2024.

Further on December 26, 2024, at the direction of the Akoya Strategic Transactions Committee, representatives of PWP notified representatives of Quanterix and Goldman Sachs that Akoya was aligned with the financial and governance terms of the Final Quanterix Indication of Interest and would continue to negotiate the proposed Original Merger Agreement on such terms. The parties also agreed that they would continue to explore options for a backstop financing.

On December 27, 2024, the Quanterix Board held a meeting to discuss the status of negotiations with Akoya, including with respect to the terms of the Akoya Bridge Financing.

On December 28, 2024, Party M’s financial advisor reached out to representatives of PWP to discuss a strategic transaction with Akoya. Mr. McKelligon and Party M’s Chief Executive Officer had a discussion later that day to discuss the details of the proposed transaction, and during that call Party M’s Chief Executive Officer informed Mr. McKelligon that Party M was in discussions with another party regarding potential involvement in Party M’s proposal, but did not provide further details.

Also on December 28, 2024, Dr. Toloue sent Mr. McKelligon a list identifying certain key issues with respect to the latest draft of the Original Merger Agreement provided by DLA. On that same day, representatives of DLA and PWP, and certain representatives of Akoya’s management, including Ms. Kamocsay, reviewed such issues list and discussed Akoya’s potential responses to the issues identified in the list. Later that day, Mr. McKelligon and Dr. Toloue had a call where they discussed and reached resolution on most of such issues. On that call, Dr. Toloue also asked Mr. McKelligon for Akoya to commit to enter into exclusive negotiations with Quanterix in connection with a potential transaction, in order to focus the efforts of the parties and finalize terms expeditiously, but Mr. McKelligon indicated that Akoya would not be prepared to commit to any exclusivity arrangement at that point.

The following day, Party C reached out to representatives of PWP to inform representatives of PWP that Party C had been approached by Party M about potential involvement in their proposal and to discuss whether their participation in Party M’s offer would make it more favorable to Akoya and whether there could be a role for Party C in an alternative transaction involving Party M. Representatives of PWP had previously discussed the potential participation of a third party with management of Akoya and, based on this prior discussion, communicated to Party C that Akoya was highly interested in receiving a fully- developed proposal from Party M and was open-minded about Party C’s participation in a proposal with Party M, but that Akoya would require more clarity to understand the nature, structure and purpose of such involvement in order to evaluate the potential benefits and considerations. Representatives of PWP further inquired about the purpose of Party C’s involvement, noting that Party M had significant cash resources already and that the potential added complexity of a three-party transaction had the potential to complicate Party M’s ability to present a proposal with high deal certainty. During the discussion with representatives of PWP, Party C indicated that its discussions with Party M were at an early stage, that Party C had yet to determine the nature or purpose of Party C’s potential involvement, and that Party C and Party M had not yet conducted detailed discussions or planning around a potential proposal. Following this, no further discussions were had directly with Party C.

On December 29, 2024, Akoya management, with representatives of PWP and Party M’s financial advisors in attendance, held a virtual Management Presentation with Party M.

On December 31, 2024, representatives of Party M’s management, with representatives of PWP and Party M’s financial advisors in attendance, gave a virtual management presentation to Akoya, with respect to Party M’s business.

Also on December 31, 2024, Covington provided DLA with a revised draft of the Original Merger Agreement. In such revised draft, Quanterix indicated that it would require that each of the requested signatories of the Original Akoya Voting Agreement (i.e., the three largest stockholders of Akoya and all of Akoya’s directors and officers) also enter into lock-up agreements committing not to transfer their shares of Quanterix Common Stock for a specified period after closing the proposed transaction.

On January 2, 2025, representatives of PWP followed up with Party M’s financial advisor to discuss next steps in the process. On this call, representatives of PWP requested that Party M provide a revised proposal on or before January 10, 2025, including details with respect to governance and management of a combined company, Party M’s views on potential cost synergies from a combination, confirmation that Party M would repay Akoya’s debt at closing of a transaction, clarity around the extent and timeline for confirmatory due diligence, a mark-up of the Bid Draft Agreement available on the VDR, and clarity around the potential role Party C might play in a transaction.

On January 3, 2025, Mr. McKelligon sent an update to the Akoya Board regarding the status of the strategic process, including a general update on progress with Quanterix and the status of Party M’s proposal, the recent management presentations between Akoya and Party M, and the ongoing development of the Akoya standalone plan.

Between December 31, 2024 and January 9, 2025, Akoya and Quanterix continued the negotiation of the definitive transaction documentation and related details of the proposed transaction. As part of these discussions, on January 4, 2025, Quanterix agreed to limit its request that a number of Akoya’s significant stockholders enter into lock-up agreements, so that only affiliates of Telegraph Hill Partners be required to enter into such lock-up agreements.

On January 6, 2025, Akoya and Party M held another call to further discuss Akoya’s financial plan and projections.

On January 7, 2025, representatives of PWP provided Akoya with a relationship disclosure letter, which was subsequently shared with the Akoya Board. On the same day, Dr. Toloue and Mr. McKelligon had a call to discuss and negotiate certain open issues in the transaction documents.

On January 8, 2025, Party M delivered a letter to Akoya management informing Akoya that Party M was withdrawing its indication of interest. The letter stated that Party M was not willing to progress their evaluation under the then-current process dynamics. Following Party M’s withdrawal, no further discussions were had with Party M.

On January 8, 2025, the Akoya Strategic Transactions Committee held a meeting to discuss the latest process developments. Representatives of PWP and DLA were present. The Akoya Strategic Transactions Committee asked questions of the representatives of DLA and further discussions ensued. After discussing the potential reasons for and against entering into a business combination with Quanterix, the Akoya Strategic Transactions Committee resolved to preliminarily approve the proposed merger with Quanterix but agreed to reconvene on January 9, 2025, following the finalization of negotiations on the Original Merger Agreement in order to further consider the transaction, and instructed Akoya management and representatives of DLA to finalize the Original Merger Agreement and related transaction documents in accordance with its instructions.

During the day on January 8, 2025, DLA and Covington finalized negotiations on the Original Merger Agreement, while several final matters under the proposed Lock-Up Agreements, Original Akoya Voting Agreement and the disclosure letter prepared by Akoya (including in the latter case with respect to certain exceptions to Akoya’s interim operating covenants in the Merger Agreement) remained open. The parties were also then negotiating and finalizing a voting agreement that would have required certain stockholders of Quanterix to vote in favor of the share issuance to Akoya’s stockholders, which under the terms of the Original Merger Agreement was subject to approval by the stockholders of Quanterix in accordance with Nasdaq rules (the “Quanterix Voting Agreement”). Negotiations with respect to all such final matters continued between Quanterix and Akoya over the course of January 8 and January 9, 2025, including with representatives of DLA, Covington, PWP and Goldman Sachs.

On January 8, 2025, the Quanterix Board held a meeting, which was attended by representatives of Quanterix’s senior management and of Covington and Goldman Sachs. Dr. Toloue covered the strategic rationale for the proposed transaction and certain next steps that would follow after execution of the Original Merger Agreement, assuming approval thereof by the boards of directors of both companies. A representative of Covington then reviewed the Quanterix Board’s fiduciary duties and the activities it had undertaken in seeking to fulfill those duties. Members of Quanterix management also discussed key due diligence findings with respect to Akoya. Laurie Churchill, the General Counsel and Secretary of Quanterix, presented a summary of the key terms of the proposed Original Merger Agreement, Original Akoya Voting Agreement, Quanterix Voting Agreement, and Lock-Up Agreements, forms of which had been provided to the Quanterix Board in advance (including, in the case of the Original Merger Agreement, the final and agreed form agreed between the parties). At the request of the Quanterix Board, representatives of Goldman Sachs then reviewed certain financial terms of the proposed transaction contemplated by the Original Merger Agreement, including a summary of the financial analyses prepared by Goldman Sachs and the assumptions used in connection with their analyses. Representatives of Goldman Sachs then rendered Goldman Sachs’s oral fairness opinion to the Quanterix Board, subsequently confirmed by delivery of a written opinion dated January 9, 2025, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth therein, the exchange ratio of 0.318 shares of Quanterix Common Stock that was contemplated to be issued in exchange for each outstanding share of Akoya Common Stock pursuant to the Original Merger Agreement was fair, from a financial point of view, to Quanterix. At each such instance, the Quanterix Board members asked questions and discussed the relevant matters. Following the Quanterix Board’s discussion of the form of Lock-Up Agreement, the Quanterix Board directed Quanterix management to further negotiate the Lock-Up Agreements to obtain from Telegraph Hill Partners a commitment to notify Quanterix of its intention to transfer any shares of Quanterix Common Stock during the six-month period following the 90-day lock-up period, which management undertook to obtain.

After carefully considering and discussing all the matters above, the Quanterix Board, subject to resolution of the remaining open point in the Lock-Up Agreements, (i) approved and declared advisable the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, on the terms and subject to the conditions set forth in the Original Merger Agreement, (ii) determined that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, were fair to, and in the best interests of, Quanterix and its stockholders, (iii) resolved to recommend the approval of the share issuance contemplated by the Original Merger Agreement to the Quanterix stockholders, on the terms and subject to the conditions set forth in the Original Merger Agreement, and (iv) directed that such share issuance be submitted to the Quanterix stockholders for approval, as such approval was necessary under the terms of the Original Merger Agreement pursuant to applicable Nasdaq rules.

During the day on January 9, 2025, Quanterix and Akoya finalized the pending matters in the documents ancillary to the Original Merger Agreement, including the Lock-Up Agreements, in which Telegraph Hill Partners agreed to notify Quanterix of its intention to transfer any shares of Quanterix Common Stock during the six-month period following the 90-day lock-up period, satisfying the Quanterix Board’s request.

Also on January 9, 2025, the Akoya Strategic Transactions Committee held a special meeting. At the invitation of the Akoya Strategic Transactions Committee, other members of Akoya management, representatives of PWP and representatives of DLA attended the meeting. Representatives of DLA presented the terms of the final form of the Original Merger Agreement.

Representatives of PWP presented its financial analyses with respect to the proposed exchange ratio of 0.318 of a share of Quanterix Common Stock per share of Akoya Common Stock pursuant to the Original Merger Agreement. At the meeting, the Akoya Strategic Transactions Committee discussed the proposed transaction and determined that it was in the best interests of Akoya and its stockholders. The Akoya Strategic Transactions Committee unanimously recommended that the Akoya Board (i) determine that the terms of the transactions contemplated by the Original Merger Agreement were fair to and in the best interests of Akoya and its stockholders, (ii) determine that it was in the best interests of Akoya and its stockholders, and declare it advisable, to enter into the Original Merger Agreement, (iii) approve the execution and delivery by Akoya of the Original Merger Agreement (including the “agreement of merger,” as such term is used in Section 251 of the DGCL), the performance by Akoya of its covenants and agreements contained in the Original Merger Agreement and the consummation of the other transactions upon the terms and subject to the conditions contained in the Original Merger Agreement, (iv) resolve to recommend that Akoya’s stockholders adopt the Original Merger Agreement, and (v) approve the execution and delivery of the Quanterix Voting Agreement by Akoya.

Immediately following the meeting of the Akoya Strategic Transactions Committee, the Akoya Board held a special meeting, with members of Akoya’s management, representatives of PWP and representatives of DLA attending the meeting. Representatives of DLA presented the terms of the final form of the Original Merger Agreement. Representatives of PWP presented its financial analyses with respect to the proposed exchange ratio of 0.318 of a share of Quanterix Common Stock per share of Akoya Common Stock pursuant to the Original Merger Agreement. At the request of the Akoya Board, representatives of PWP then rendered PWP’s oral opinion to the Akoya Board, subsequently confirmed by delivery of a written opinion dated January 9, 2025, that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by PWP as set forth therein the exchange ratio that was contemplated in the Original Merger Agreement was fair, from a financial point of view, to holders of outstanding shares of Akoya Common Stock. The representatives of PWP then answered questions posed by the members of the Akoya Board related to their financial analyses with respect to the proposed exchange ratio and PWP’s opinion. Following this discussion, representatives of DLA answered questions from members of the Akoya Board regarding the legal terms of the Original Merger Agreement and certain other legal matters to be considered for approval by the members of the Akoya Board. Following discussions, the Akoya Board then (i) approved and declared advisable the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement, on the terms and subject to the conditions set forth in the Original Merger Agreement, (ii) determined that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement were fair to, and in the best interests of, Akoya and its stockholders, (iii) resolved to recommend the adoption of the Original Merger Agreement to the Akoya stockholders, on the terms and subject to the conditions set forth in the Original Merger Agreement, and (iv) directed that the Original Merger Agreement be submitted to the Akoya stockholders for adoption.

Later in the day on January 9, 2025, Akoya and Quanterix signed the Original Merger Agreement, and the relevant parties also executed the Original Akoya Voting Agreement, the Quanterix Voting Agreement and the Lock-Up Agreements.

On January 10, 2025, before the U.S. financial markets opened, Quanterix and Akoya issued a joint press release announcing the execution of the Original Merger Agreement and the terms of the transaction.

Later in January 2025, representatives of both Akoya and Quanterix attended the Annual J.P. Morgan Healthcare Conference (the “JPM Conference”) in San Francisco, the healthcare industry’s largest annual conference, which is attended by healthcare and biotech companies, industry experts and investors. During the JPM Conference, on January 15, 2025, among several other meetings held by Akoya with companies and investors, representatives of Akoya met with representatives of Kent Lake PR LLC, the general partner of Kent Lake Partners LP (together, “Kent Lake”), an investment firm and a Quanterix stockholder.

During such meeting, the representatives of Akoya provided an update on Akoya’s business performance and discussed the merits of the merger as was contemplated in the Original Merger Agreement.

On January 16, 2025, in addition to meeting with several other companies and investors attending the JPM Conference, members of Quanterix’s management team met with representatives of Kent Lake. During such meeting, representatives of Kent Lake indicated that their initial view of the transaction between Quanterix and Akoya was negative. Representatives of Quanterix explained to Kent Lake the strategic rationale for the transaction and the reasons why the Quanterix Board had determined that the Original Merger Agreement and the transactions contemplated by the Original Merger Agreement were in the best interests of Quanterix and its stockholders.

On February 13, 2025, Kent Lake transmitted a letter to the Quanterix Board expressing its views on the proposed transaction between Akoya and Quanterix. In that letter, Kent Lake indicated that it would be prepared to take all necessary steps to mobilize Quanterix stockholders to vote against the transaction and to nominate candidates for election to the Quanterix Board at Quanterix’s 2025 annual meeting of stockholders. Later that same day, Kent Lake filed a Schedule 13D with the SEC, disclosing that it beneficially owned approximately 5.91% of the then-outstanding shares of Quanterix Common Stock. The letter delivered to the Quanterix Board was also filed as an exhibit to such Schedule 13D.

On February 14, 2025, the Quanterix Board held a meeting at which it discussed the process and next steps in consummating the transaction with Akoya. The Quanterix Board also discussed the letter received from Kent Lake and potential next steps, and authorized Dr. Toloue to contact representatives of Kent Lake.

On February 18, 2025, Kent Lake publicly issued another letter opposing the transaction between Quanterix and Akoya and indicating its view that Quanterix stockholders should vote against the share issuance that was contemplated in the Original Merger Agreement.

On February 24, 2025, members of Quanterix management had a meeting with a representative of Kent Lake, during which they discussed the letter previously delivered by Kent Lake and the arguments made by Kent Lake in opposition to the transaction with Akoya. At such meeting, the representatives of Quanterix management reiterated the strategic rationale for the transaction with Akoya, and Kent Lake indicated that it would continue to oppose the transaction.

On February 25, 2025, the Quanterix Board held a meeting at which, among other topics, the Quanterix Board discussed Kent Lake’s opposition to the transaction with Akoya.

On February 28, 2025, Kent Lake delivered to Quanterix a notice of its intent to nominate three individuals for election to the Quanterix Board at Quanterix’s 2025 annual meeting of stockholders.

On March 3, 2025, Quanterix issued a press release highlighting the benefits of the proposed acquisition of Akoya pursuant to the Original Merger Agreement, and also commenting on the nomination notice submitted by Kent Lake. On the same day, Kent Lake filed with the SEC an amendment to its Schedule 13D, disclosing its intent to nominate directors at Quanterix’s 2025 annual meeting of stockholders and that it had increased its holdings to 6.9% of the then-outstanding shares of Quanterix Common Stock.

On March 11, 2025, Kent Lake publicly issued a presentation discussing its opposition to the proposed transaction between Quanterix and Akoya.

On March 17, 2025, Quanterix publicly announced its financial results for the fourth quarter of 2024, and reiterated that the proposed acquisition of Akoya would be an important step forward in the execution of Quanterix’s strategy.

Also on March 17, 2025, Kent Lake issued a press release asking Quanterix management to address certain questions posed by Kent Lake in the press release on Quanterix’s earnings call 30 minutes later.

On March 24, 2025, Tikvah Management LLC, a purported holder of approximately 1.5% of the then-outstanding shares of Quanterix Common Stock, issued a press release announcing that it intended to vote against the proposals in the agenda for the meeting of Quanterix stockholders that was contemplated to be convened in order to approve the issuance of shares of Quanterix Common Stock required under the terms of the Original Merger Agreement (the “Quanterix Special Meeting”).

Later, on March 24, 2025, the Quanterix Board held a meeting, which was also attended by representatives of Goldman Sachs, Covington, Sidley Austin LLP, legal counsel to Quanterix retained to advise with respect to stockholder activism matters (“Sidley”) and Spotlight Advisors, a strategic advisory firm retained by Quanterix (“Spotlight”). At that meeting, the Quanterix Board discussed the process, timeline and next steps leading up to the Quanterix Special Meeting and the transactions contemplated in the Original Merger Agreement, feedback from stockholders regarding the Original Merger Agreement and projected stockholder support of the Original Merger Agreement based on such feedback.

On March 31, 2025, Kent Lake filed a preliminary proxy statement with the SEC soliciting proxies from Quanterix stockholders to vote against each of the proposals that were contemplated to be included in the agenda for the Quanterix Special Meeting.

Also on March 31, 2025, the Quanterix Board held a meeting, which was attended by representatives of Goldman Sachs, Covington, Sidley and Spotlight. At the meeting, the Quanterix Board discussed the pathway and timeline for the Quanterix Special Meeting, taking into account the actions taken by stockholder activists, and the contemplated outreach and efforts in order to secure the votes necessary to approve the share issuance contemplated by the Original Merger Agreement.

On April 2, 2025, Quanterix and Akoya entered into the Securities Purchase Agreement, pursuant to which Quanterix agreed to provide Akoya with the Akoya Bridge Financing. Such financing would be in the form of the Convertible Note(s) in an aggregate principal amount not to exceed $30,000,000, subject to Akoya having obtained any required consents and satisfied any other conditions under the Akoya Existing Loan Documents.

Between April 4, 2025 and April 14, 2025, Dr. Toloue and Mr. McKelligon discussed on several occasions the macro-economic environment, the reductions in U.S. federal research funding and the new import tariffs that were then imposed by the U.S. government, the impact of such developments on both the Quanterix and Akoya businesses, and the concerns of the Quanterix Board and management related to the potential impact of these factors on Quanterix and its stockholders’ willingness to approve the share issuance on the terms set forth in the Original Merger Agreement. They also discussed actions taken by the stockholder activists and feedback from other Quanterix stockholders related to market conditions. On April 14, 2025, at one such meeting, Dr. Toloue proposed that Quanterix and Akoya renegotiate the consideration in the Original Merger Agreement to reflect the current market conditions and ensure that the distribution of benefits of the combination remained fair and reasonable for both sets of stockholders. Dr. Toloue suggested amending the consideration to a number of shares that would result in approximately 14-16% pro forma ownership by Akoya stockholders in the combined entity.

On April 7, 2025, Kent Lake filed a press release commenting on the Akoya Bridge Financing and encouraging Quanterix stockholders to vote against the two proposals on the agenda for the Quanterix Special Meeting.

On April 15, 2025, the Akoya Strategic Transactions Committee held a meeting. Members of Akoya management and representatives of PWP and DLA were present at the meeting. The Akoya Strategic Transactions Committee discussed the upcoming Quanterix Special Meeting and Akoya Special Meeting. Mr. McKelligon provided members of the Akoya Strategic Transactions Committee with an update on his discussions with Dr. Toloue regarding the macro-economic environment, the concerns of the Quanterix Board and management, Quanterix’s efforts to generate stockholder support for the share issuance contemplated in the Original Merger Agreement and Quanterix’s continued commitment to pursue stockholder approval as required by the Original Merger Agreement. He also relayed that Dr. Toloue had communicated to him that some of Quanterix’s largest stockholders expressed concerns that the market had deteriorated since the parties entered into the Original Merger Agreement in January and, as a result, no longer intended to vote in favor of the share issuance contemplated in the Original Merger Agreement. Mr. McKelligon also reported on discussion with Dr. Toloue of a potential renegotiation of the transaction terms. Following discussion, the Akoya Strategic Transactions Committee instructed representatives of PWP and Mr. McKelligon to reject the proposal and convey Akoya’s expectation that Quanterix would continue to vigorously support the transactions contemplated in the Original Merger Agreement and proceed with the Quanterix Special Meeting.

Later that day, at the direction of the Akoya Strategic Transactions Committee, Mr. McKelligon and representatives of PWP notified Dr. Toloue and Goldman Sachs, respectively, that Akoya did not intend to renegotiate the terms of the Original Merger Agreement.

On April 16, 2025, Mr. McKelligon met with representatives of Spotlight to discuss the Quanterix Special Meeting. Representatives of Spotlight conveyed their estimation that the likelihood of obtaining Quanterix stockholder approval for the share issuance on the terms set forth in the Original Merger Agreement was low. Later on April 16, 2025, Mr. McKelligon met with representatives of PWP to update them regarding the discussion with Spotlight.

On April 17, 2025, Kent Lake filed a definitive proxy statement with the SEC soliciting proxies from Quanterix stockholders to vote against each of the proposals that were included in the agenda for the Quanterix Special Meeting and sent a letter to Quanterix stockholders advising them to vote against such proposals.

On April 17, 2025, representatives of Goldman Sachs met with representatives of PWP to express concern about Quanterix’s ability to obtain stockholder approval for the share issuance contemplated by the Original Merger Agreement on the terms set forth therein.

On April 18, 2025, Kent Lake filed a press release commenting on the Kent Lake definitive proxy filed the day before and releasing a proxy campaign website.

Also on April 18, 2025, representatives of PWP met with representatives of Spotlight to discuss the Quanterix Special Meeting. Representatives of Spotlight reiterated their estimation that the likelihood of obtaining the then-required Quanterix stockholder approval for the share issuance on the terms set forth in the Original Merger Agreement was low.

Later on April 18, 2025, the Akoya Strategic Transactions Committee held a meeting, at which members of Akoya management and representatives of PWP and DLA were present. The representatives of PWP provided an update on their discussions with Goldman Sachs and Spotlight. At such meeting, the Akoya Strategic Transactions Committee discussed the high degree of risk that the conditions to the closing of the transaction, on the terms contemplated in the Original Merger Agreement, would not be satisfied, and therefore that the transaction would not be consummated. The Akoya Strategic Transactions Committee discussed the structure and mix of the merger consideration and directed PWP to present a financial analysis the next day, on alternative structures of merger consideration but at that point did not make a decision as to whether Akoya should renegotiate the terms of the Original Merger Agreement.

On April 19, 2025, the Akoya Strategic Transactions Committee held another meeting, at which members of Akoya management and representatives of PWP and DLA were present. At the direction of the Akoya Strategic Transaction Committee, representatives of PWP discussed with the Akoya Strategic Transactions Committee the proposed financial terms for a hypothetical revised transaction that would involve a mix of cash and stock consideration, with shares of Quanterix Common Stock to be issued in such transaction representing 19.99% of the outstanding shares of Quanterix Common Stock and $40 million in total cash consideration. The representatives of PWP noted that such consideration would have an implied value of $1.52 per share of Akoya Common Stock based on the closing price of the Quanterix Common Stock on April 17, 2025, and which value would be equal to the Akoya Common Stock closing price on April 17, 2025. In addition, the representatives of PWP discussed with the Akoya Strategic Transactions Committee certain other potential terms for a revised transaction, including an immediate draw on the Akoya Bridge Financing upon execution of a revised definitive agreement, a three-week “go shop” period following execution of such revised definitive agreement (during which Akoya would be able to actively solicit competing transactions), and no termination fee being payable by Akoya in the event Akoya were to terminate the revised definitive agreement during such “go shop” period in order to enter into a transaction constituting a Superior Proposal. Following discussion, the Akoya Strategic Transactions Committee directed representatives of PWP to present a proposal on such terms to Goldman Sachs, which they did later on April 19, 2025.

On April 20, 2025, the Quanterix Board held a meeting, at which certain members of Quanterix management and representatives of Goldman Sachs, Spotlight, Covington and Sidley were present. At such meeting, the Quanterix Board discussed the various components and items in the revised transaction proposal presented by representatives of PWP to Goldman Sachs on April 19, 2025, and considered such terms and the implications of such revisions, including that the approval of Quanterix stockholders would not be necessary in connection with the issuance of shares representing no more than 19.99% of the outstanding shares of Quanterix Common Stock. The Quanterix Board also considered next steps and the potential timeline for completion of any such revised transaction. After discussion, the Quanterix Board instructed Quanterix management to deliver a counterproposal to Akoya providing for, among other things, stock consideration to be comprised of no more than 19.99% of the outstanding Quanterix Common Stock and cash consideration of $20 million in the aggregate.

On April 20, 2025, at the direction of and after discussion with Quanterix management, representatives of Goldman Sachs provided representatives of PWP with Quanterix’s proposal to amend the transaction terms such that Quanterix stockholders would own approximately 84% of the Combined Company and Akoya stockholders would own approximately 16% of the Combined Company. Under the terms of the proposed transaction, the mix of consideration would include no more than $20 million in total cash and up to 19.99% of the outstanding Quanterix Common Stock (the “Quanterix April 20 Proposal”). This would result in Quanterix issuing over 9 million fewer shares to holders of Akoya Common Stock than under the terms reflected in the Original Merger Agreement.

On April 21, 2025, Kent Lake publicly issued certain materials in connection with its solicitation of proxies against the proposals in the agenda for the Quanterix Special Meeting, including an update to the presentation discussing Kent Lake’s opposition to the proposed transaction between Quanterix and Akoya (which presentation had been originally issued by Kent Lake on March 11, 2025).

Also on April 21, 2025, the Akoya Strategic Transactions Committee met, with members of Akoya management and representatives of PWP and DLA present. At such meeting, representatives of PWP reviewed the financial terms of the Quanterix April 20 Proposal. Following the presentation and at the direction of the Akoya Strategic Transactions Committee, representatives of PWP informed representatives of Goldman Sachs that Akoya would be willing to proceed if Quanterix increased the cash consideration to $35 million.

On April 22, 2025, representatives of Goldman Sachs informed representatives of PWP that Quanterix would not accept paying cash consideration of $35 million and that the Quanterix April 20 Proposal (with cash consideration of $20 million in the aggregate) was its final offer for a revised transaction.

Later on April 22, 2025, the Akoya Strategic Transactions Committee held a meeting and discussed the then-current status of the proposed transaction and Quanterix’s rejection of Akoya’s offer.

Also on April 22, 2025, Kent Lake publicly issued additional slides to the presentation disseminated by Kent Lake on April 21, 2025, which discussed Kent Lake’s opposition to the proposed transaction between Quanterix and Akoya.

On April 23, 2025, the Akoya Strategic Transactions Committee held a meeting to discuss the latest process developments. Members of Akoya management and representatives of PWP and DLA were also present. The Akoya Strategic Transactions Committee discussed the terms of the Quanterix proposal, the benefits of being part of a scaled and diversified business in a volatile market, the risks associated with proceeding with the current transaction as contemplated in the Original Merger Agreement, and the risks to Akoya if that transaction was not consummated, including the potential acceleration of its indebtedness under the Akoya Existing Loan Documents and the resulting need to obtain alternative financing (including the potential that such alternative financing might not be available on acceptable terms or at all). After discussing the terms of the Quanterix proposal and the risks associated with proceeding under the Original Merger Agreement, the Akoya Strategic Transactions Committee directed Mr. McKelligon and representatives of PWP to inform Dr. Toloue and Goldman Sachs, respectively, that Akoya was willing to proceed on the basis of the Quanterix proposal, and directed Akoya management and representatives of DLA to negotiate revised definitive documentation reflecting such terms.

Later on April 23, 2025, at the direction of the Akoya Strategic Transactions Committee, representatives of PWP communicated to representatives of Goldman Sachs that Akoya was willing to proceed on the basis of the Quanterix April 20 Proposal, and to work towards executing revised definitive documentation reflecting the terms of such proposal.

During the period leading up to the aforementioned acceptance by Akoya to proceed on the basis of the Quanterix proposal, Dr. Toloue and Mr. McKelligon continued to have discussions on several occasions regarding the various factors that could have an impact on Quanterix stockholders’ support for the transaction between Quanterix and Akoya, and regarding potential revisions to the terms of such transaction.

On April 24, 2025, representatives of Akoya, PWP, Quanterix and Goldman Sachs met to discuss certain updated financial projections of Akoya and Quanterix, including certain projections that are discussed in more detail in the section of this proxy statement/ prospectus entitled “Certain Akoya Unaudited Prospective Financial Information.”

Later on April 24, 2025, Covington provided to DLA a draft of the Merger Agreement, amending and restating the terms of the Original Merger Agreement in order to reflect the terms of the Quanterix proposal. Covington also provided to DLA drafts of the Akoya Stockholder Consent and Waiver (as defined below) and of the proposed amendment to the Securities Purchase Agreement (as defined below). The draft Merger Agreement reflected the terms of the aforementioned Quanterix proposal and, among other changes related to such revisions to the merger consideration, contemplated that (i) the transaction would no longer be treated as a “tax free” reorganization for purposes of Section 368 of the Code, (ii) all Akoya RSUs and Akoya Options would be rolled over into equivalent awards in respect of Quanterix Common Stock, (iii) in no event would the aggregate of the shares issued or issuable by Quanterix under the Merger Agreement exceed 19.99% of the outstanding Quanterix Common Stock as of immediately prior to the Effective Time and in no event would the aggregate cash payable by Quanterix in respect of Akoya Common Stock or other of its equity securities exceed $20 million, and that the Exchange Ratio and Per Share Cash Consideration would be reduced accordingly to the extent necessary to remain within such limits, (iv) Quanterix would no longer be required to submit the approval of the Share Issuance to its stockholders, and (v) accordingly, the Quanterix Voting Agreement would no longer be necessary and, as agreed by the parties thereto, would terminate automatically upon execution of the Merger Agreement.

Also on April 24, 2025, Kent Lake publicly issued a document titled “Kent Lake Q&A with Investment Community,” containing certain additional information in response to questions that Kent Lake indicated had been received in their communications with Quanterix stockholders regarding the proposed transaction between Quanterix and Akoya.

On April 25, 2025, the Akoya Board held a meeting at which members of Akoya management and representatives of PWP and DLA were present. Representatives of PWP reviewed the proposed financial terms reflected in the draft Merger Agreement. Following discussion, the Akoya Board directed representatives of DLA to respond to the draft Merger Agreement. Later on April 25, 2025, DLA provided revised drafts of the Merger Agreement and other transaction documents to Covington.

Between April 26, 2025 and April 28, 2025, DLA and Covington exchanged drafts of the revised transaction documentation and finalized negotiations on the pending issues. The key issues negotiated by the parties during such time included, among others (i) the tax treatment of the transaction, which the parties agreed would no longer be a “tax free” reorganization for purposes of Section 368 of the Code, (ii) the treatment of Akoya RSUs and Akoya Options in the transaction, with the parties finally agreeing to the terms as described in the section titled “The Merger Agreement – Treatment of Akoya Equity Awards,” (iii) that the two members of the Quanterix Board to be designated by Akoya would replace Quanterix directors of two different classes, so that their terms would not be identical, (iv) the amount of the termination fee payable by Akoya in certain circumstances, which the parties agreed to reduce to $2.6 million, consistent with the reduction of the implied equity value of Akoya in the transaction, and (v) that Quanterix would no longer be subject to any restrictions on the solicitation of Acquisition Proposals (as defined below) with respect to itself.

On April 27, 2025, the Akoya Board held a special meeting. Members of Akoya management and representatives of each of PWP and DLA attended the meeting. At the meeting, DLA reviewed the open issues remaining in the revised transaction documents and representatives of PWP provided preliminary financial information relating to the proposed Per Share Merger Consideration.

Later, on April 27, 2025, the Akoya Strategic Transactions Committee held a special meeting. Other members of the Akoya Board, members of Akoya management and representatives of each of PWP and DLA attended the meeting. Representatives of DLA presented the terms of the substantially final form of the Merger Agreement and related transaction documents. Representatives of PWP presented its financial analyses with respect to the proposed Per Share Merger Consideration consisting of 0.1461 shares of Quanterix Common Stock and $0.38 in cash per share of Akoya Common Stock. At the meeting, the Akoya Strategic Transactions Committee discussed the proposed Merger Agreement and determined that it was in the best interests of Akoya and its stockholders. The Akoya Strategic Transactions Committee unanimously recommended that the Akoya Board (i) approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (ii) determine that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Akoya and its stockholders, (iii) resolve to recommend the adoption of the Merger Agreement to the Akoya stockholders, on the terms and subject to the conditions set forth in the Merger Agreement, (iv) direct that the Merger Agreement be submitted to the Akoya stockholders for adoption, and (v) approve the execution and delivery of the SPA Amendment by Akoya.

Immediately following the meeting of the Akoya Strategic Transactions Committee, the Akoya Board held a special meeting, with members of Akoya management, representatives of PWP and representatives of DLA attending the meeting. Representatives of

DLA presented the terms of the final form of the Merger Agreement. Representatives of PWP reviewed its financial analyses with respect to the proposed Per Share Merger Consideration consisting of 0.1461 shares of Quanterix Common Stock and $0.38 in cash per share of Akoya Common Stock. At the request of the Akoya Board, representatives of PWP then rendered PWP’s oral opinion to the Akoya Board, subsequently confirmed by delivery of a written opinion dated April 27, 2025, that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by PWP as set forth therein the Per Share Merger Consideration in the proposed Merger pursuant to the Merger Agreement was fair, from a financial point of view, to holders of outstanding shares of Akoya Common Stock. The representatives of PWP then answered questions posed by the members of the Akoya Board related to their financial analyses with respect to the proposed Per Share Merger Consideration and PWP’s opinion. Following this discussion, representatives of DLA answered questions from members of the Akoya Board regarding the legal terms of the Merger Agreement and certain other legal matters to be considered for approval by the members of the Akoya Board. For more information about PWP’s opinion, see below under the caption “The Merger —Opinion of Akoya’s Financial Advisor.” Following discussions, the Akoya Board then (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Akoya and its stockholders, (iii) resolved to recommend the adoption of the Merger Agreement to the Akoya stockholders, on the terms and subject to the conditions set forth in the Merger Agreement, (iv) directed that the Merger Agreement be submitted to the Akoya stockholders for adoption, and (v) approved the execution and delivery of the SPA Amendment by Akoya.

On April 28, 2025, the Quanterix Board held a meeting, which was attended by representatives of Quanterix’s senior management team and of Covington and Goldman Sachs. A representative of Covington reviewed the Quanterix Board’s fiduciary duties and the activities it had undertaken to fulfill those duties. Ms. Churchill presented a summary of the key changes in the Merger Agreement (the final form of which was provided to the Quanterix Board) when compared to the Original Merger Agreement. Representatives of Goldman Sachs then reviewed the financial terms of the transaction contemplated by the Original Merger Agreement and the revised financial terms of the transaction contemplated in the Merger Agreement. At each such instance, the Quanterix Board members asked questions and discussed the relevant matters. After carefully considering and discussing all the matters above, the Quanterix Board, (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Share Issuance, on the terms and subject to the conditions set forth in the Merger Agreement and (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Share Issuance, are fair to, and in the best interests of, Quanterix and its stockholders.

During the day on April 28, 2025, DLA and Covington finalized the drafts of the Merger Agreement, Akoya Stockholder Consent and Waiver and SPA Amendment. In addition, DLA indicated to Covington that Akoya was not able to secure the signature of aMoon Growth Fund II L.P. to the Akoya Stockholder Consent and Waiver in time for the announcement of the execution of the Merger Agreement, and that as a result, the Original Akoya Voting Agreement would be automatically terminated in respect of aMoon Growth Fund II L.P. upon execution of the Merger Agreement. On the other hand, DLA indicated that certain stockholders of Akoya affiliated with Blue Water Life Science Advisors would enter into the Additional Akoya Voting Agreement, on terms substantially the same as those of the Original Akoya Voting Agreement, to which Quanterix agreed.

Later on April 28, 2025, Akoya, Quanterix and Merger Sub executed and delivered the Merger Agreement, and the relevant parties also executed the amendment to the Securities Purchase Agreement, Akoya Stockholder Consent and Waiver and Additional Akoya Voting Agreement.

On April 29, 2025, before the U.S. financial markets opened, Quanterix and Akoya issued a joint press release announcing the execution of the Merger Agreement and the revised terms of the transaction.

On May 13, 2025, Mr. McKelligon received an unsolicited written proposal from Party A addressed to the Akoya Board offering to acquire Akoya in an all-cash tender offer transaction at a price of $1.40 per share of Akoya Common Stock. Mr. McKelligon promptly communicated receipt of the offer to the Akoya Strategic Transactions Committee.

On May 14, 2025, the Akoya Strategic Transactions Committee held a meeting at which members of Akoya’s senior management and representatives of PWP and DLA were present. Representatives of DLA reviewed with the Akoya Strategic Transactions Committee their fiduciary duties and the applicable terms and conditions of the Merger Agreement. Representatives of PWP discussed the financial terms of the proposal from Party A. After discussion, the Akoya Strategic Transactions Committee directed DLA to prepare a detailed analysis of the terms of the Merger Agreement and the Akoya Board’s fiduciary duties, in each case applicable in the review of Party A’s proposal, to be presented at a meeting the following day. Following the meeting, representatives of DLA provided formal written notice to Quanterix and Covington of Akoya’s receipt of Party A’s unsolicited written proposal in accordance with the terms of the Merger Agreement.

On May 15, 2025, the Akoya Strategic Transactions Committee held a meeting at which members of Akoya’s senior management and representatives of PWP and DLA were present. Representatives of DLA presented to the Akoya Strategic Transactions Committee an analysis of the fiduciary duties of the Akoya Board in considering Party A’s proposal and reviewed the terms and conditions of the Merger Agreement. Representatives of DLA and the Akoya Strategic Transactions Committee then discussed the requirement in the Merger Agreement that, prior to engaging in any discussions or negotiations with Party A, or disclosing any further non-public information relating to Akoya to Party A, the Akoya Board must in good faith determine (after consultation with its financial advisor and outside legal counsel) that the proposal from Party A constitutes or could reasonably be expected to lead to a “Superior Proposal” and, after consultation with outside legal counsel, that failure to engage in such discussions or negotiations with, or to disclose such information to, Party A, would be inconsistent with the fiduciary duties of the Akoya Board under applicable law. The Akoya Strategic Transactions Committee further discussed the definition of “Superior Proposal” in the Merger Agreement and the factors and conditions discussed therein.

Thereafter, the Akoya Strategic Transactions Committee directed PWP to prepare a financial analysis of the proposal from Party A as compared to the terms of the Merger Agreement to assist the Akoya Board in making the aforementioned determinations and as to any actions that would be taken following such determinations.

On May 19, 2025, the Akoya Strategic Transactions Committee held a meeting at which members of Akoya’s senior management and representatives of PWP and DLA were present. Representatives of DLA provided an overview of the Akoya Board’s fiduciary duties in light of Akoya’s receipt of Party A’s unsolicited acquisition proposal and the pending Merger, and the terms of the Merger Agreement applicable to the Akoya Board’s consideration of Party A’s acquisition proposal. Representatives of PWP then presented a preliminary financial analysis of Party A’s acquisition proposal. Following discussion, the Akoya Strategic Transactions Committee unanimously recommended that the Akoya Board determine that the Party A proposal could reasonably be expected to lead to a “Superior Proposal” and that failure to engage in discussions or negotiations with, or to disclose non-public information relating to Akoya to, Party A, in each case in connection with Party A’s acquisition proposal, would be inconsistent with the fiduciary duties of the Akoya Board under applicable law.

On May 20, 2025, the Akoya Board held a meeting at which members of Akoya’s senior management and representatives of PWP and DLA were present. Representatives of DLA provided an overview of the Akoya Board’s fiduciary duties in light of Akoya’s receipt of Party A’s unsolicited acquisition proposal and the pending Merger, and the terms of the Merger Agreement applicable to the Akoya Board’s consideration of Party A’s acquisition proposal, including the definition of “Superior Proposal” in the Merger Agreement and the factors and conditions discussed therein. Representatives of PWP then presented a preliminary financial analysis of Party A’s acquisition proposal. Following discussion with Akoya’s legal and financial advisors, the Akoya Board determined that the Party A proposal could reasonably be expected to lead to a “Superior Proposal” and that failure to engage in discussions or negotiations with, or to disclose non-public information relating to Akoya to, Party A, in each case in connection with Party A’s acquisition proposal, would be inconsistent with the fiduciary duties of the Akoya Board under applicable law. As a result, the Akoya Board further determined to engage in discussions with Party A in order to further evaluate Party A’s proposal.

Quanterix’s Reasons for the Merger

At a special meeting held on April 28, 2025, the Quanterix Board: (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Share Issuance, on the terms and subject to the conditions set forth in the Merger Agreement, and (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Share Issuance are fair to, and in the best interests of, Quanterix and its stockholders.

In reaching its decision to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, the Quanterix Board, as described in the section titled “The Merger — Background of the Merger,” held a number of meetings, consulted with Quanterix’s senior management and its outside legal and financial advisors, Covington and Goldman Sachs, respectively, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Quanterix and Akoya and determined that the Merger was in the best interests of Quanterix and its stockholders.

In making its determination, the Quanterix Board focused on a number of factors, including the following:

Strategic Considerations. The Quanterix Board believes that the Merger presents, and is expected to provide, a number of significant strategic opportunities and benefits to Quanterix and its stockholders, including the following:

●	that the integration of Akoya’s spatial biology capabilities in tissue with Quanterix’s advanced tools for the ultra-sensitive detection of biomarkers in blood will establish the first fully integrated technology ecosystem to identify and measure biomarkers across tissue and blood, therefore Quanterix will be better positioned to serve research customers and ultimately clinicians with a broader set of technologies to improve diagnostic relevance and accuracy and enhance patient outcomes through biomarker-driven treatment decisions;
●	that with Quanterix’s industry-leading position in neurology and Akoya’s focus within oncology and immunology, Quanterix will expand its technology offerings across these high-growth markets, therefore the addition of Akoya’s cutting-edge spatial biology capabilities will enable Quanterix to capitalize on growth opportunities in a $5 billion serviceable addressable market;
●	that leveraging Akoya’s established clinical partnerships and CLIA-certified lab services, Quanterix is now strategically positioned to drive significant value creation through an expanded portfolio of lab service offerings, therefore this combination establishes a clear path for Quanterix to participate in the rapidly emerging spatial biology clinical market, particularly in oncology;
●	that Quanterix and Akoya have complementary offerings and deep customer relationships across discovery, translational, and clinical research, therefore when offered as an integrated solution, Quanterix expects significant cross-selling opportunities to a combined 2,300 instrument install-base driving strong double-digit organic revenue growth in 2026;
●	that, at the date of the special meeting of the Quanterix Board, the transaction was expected to generate approximately $40 million in annual cost synergies by the end of 2026, with $20 million expected to be realized within the first year following closing of the Merger, that these cost savings were expected to be driven primarily by the elimination of duplicative corporate structures, streamlined commercial infrastructure, increased operational efficiencies, process improvements and footprint optimization, that the synergies were expected to be additive to the cost savings initiatives already implemented by the two organizations, and that Quanterix’s previous cost initiatives combined with the expected cost synergies from the transaction were expected to accelerate its path to profitability, including generating positive free cash flow in 2026;
●	that for the trailing-12 months ending September 30, 2024, the Combined Company generated revenue of approximately $220 million on a pro forma basis, and with more than $300 million in combined cash as of the date of the special meeting of the Quanterix Board, Quanterix expects to have approximately $155 million in cash with no expected debt at the time of closing, after accounting for debt repayment, transaction costs, and a $20 million payment for its acquisition of Emission, therefore Quanterix is expected to have financial flexibility to advance the Company’s global diagnostic testing infrastructure, including for Alzheimer’s disease and other growth opportunities such as Akoya’s advancement into the companion diagnostics segment; and
●	that, based on revised revenue projections for both Akoya and Quanterix, the Combined Company would have sufficient cash to fund operations until it achieved cash flow breakeven, even in the current macro-economic environment with headwinds in government funding and pharma spending.

Other Factors Considered by the Quanterix Board. In addition to considering the strategic factors described above, the Quanterix Board considered the following additional factors, all of which it viewed as supporting its decision to approve the Merger:

●	the board of directors of the Combined Company will be composed of nine members, seven of whom currently serve on the Quanterix Board and two of whom will be nominated by the Akoya Board, which will result in a well-rounded board of directors with complementary strengths and backgrounds;
●	that following the Closing, Masoud Toloue and Vandana Sriram will continue to lead the Combined Company in their roles as chief executive officer and chief financial officer, respectively;

●	the belief that the above-described governance matters would best position the Combined Company for a successful integration process, future success and synergies realization;
●	the Exchange Ratio and that the Exchange Ratio is fixed, with no adjustment in the Merger Consideration to be received by Akoya stockholders as a result of possible increases or decreases in the trading price of Quanterix’s stock following the announcement of the Merger, which creates certainty as to the number of shares of Quanterix Common Stock to be issued in the Merger;
●	further to the fixed Exchange Ratio, the fact that the Merger Agreement limits the shares to be issued by Quanterix in connection with the transactions in the Merger Agreement to no more than 19.99% of the outstanding shares of Quanterix Common Stock prior to the Effective Time and the cash to be paid by Quanterix to no more than $20 million, limiting the number of shares to be issued (and expected dilution to existing Quanterix stockholders) and cash to be spent by Quanterix in connection with the Merger;
●	based on the closing price of Quanterix Common Stock on April 28, 2025, Quanterix stockholders will hold approximately 84% of the common stock of the Combined Company upon completion of the Merger, which is a significant increase compared to the 71% that was expected under the terms of the Original Merger Agreement;
●	historical information concerning Quanterix’s and Akoya’s respective businesses, financial condition, results of operations, earnings, trading prices, competitive positions and prospects on a stand-alone basis and forecasted combined basis;
●	the Quanterix Board’s strong knowledge and understanding of the Quanterix business, operations, financial condition, earnings, strategy, risks and other alternatives reasonably available to Quanterix to achieve a more comprehensive ecosystem to identify and measure biomarkers across tissue and blood, whether through organic growth or acquisitions;
●	the results of the due diligence review of Akoya and its business, including with respect to legal, regulatory, accounting, tax and human resources matters, conducted by Quanterix and its advisors;
●	the current and prospective business environment in which Quanterix and Akoya operate, including national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Quanterix and the Combined Company;
●	the recommendation of Quanterix’s senior management in favor of the Merger; and
●	the review by the Quanterix Board with its advisors of the structure of the proposed Merger and the financial and other terms of the Merger Agreement, including after taking into account the revisions to the financial and other terms that were effected in the Merger Agreement as compared to the Original Merger Agreement, and also taking into account the likelihood of consummation of the proposed transactions contemplated by the Merger Agreement and the evaluation of the Quanterix Board of the likely time period necessary to complete the Merger.

The Quanterix Board also considered the following specific aspects of the Merger Agreement:

●	the nature of the Closing conditions included in the Merger Agreement, including the reciprocal exceptions to the events that would constitute a Material Adverse Effect on either Quanterix or Akoya for purposes of the Merger Agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions contemplated by the Merger Agreement;
●	that the representations and warranties of each of Quanterix and Akoya, respectively, as well as the interim operating covenants in the Merger Agreement requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the Merger, subject to specific limitations, are reasonable under the circumstances and, with respect to the interim operating covenants prohibiting certain actions prior to the completion of the Merger, are less restrictive on Quanterix than Akoya;
●	the restrictions in the Merger Agreement on Akoya’s ability to respond to and negotiate certain alternative transaction proposals from third parties, subject to certain exceptions, and the requirement that Akoya pay Quanterix a $2.6 million termination fee if the Merger Agreement is terminated under certain circumstances;

●	the fact that the Merger Agreement does not impose any restrictions on Quanterix’s ability to engage in discussions or negotiations relating to, or to enter into an agreement providing for, or consummate, an Acquisition Proposal relating to Quanterix, whereas the Original Merger Agreement imposed a number of restrictions on Quanterix’s ability to take such actions; and
●	the belief that the size of the termination fee that might be payable by Akoya pursuant to the Merger Agreement (i) was reasonable in light of the overall terms of the Merger Agreement and the revised financial terms reflected therein when compared to the Original Merger Agreement and (ii) was of a size that would be enforceable under relevant Delaware law (which informed the reduction in the termination fee).

The Quanterix Board also considered Akoya’s financial projections, with revenue, EBIT and cash burn expectations adjusted by Quanterix management (see “Summary of the Quanterix Management Adjusted Akoya Projections” below), and took into consideration Akoya’s cash burn. The Quanterix Board determined that the Combined Company would be adequately capitalized and have sufficient cash to sustain its operations until cash flow break even.

The Quanterix Board also considered that as a consequence of the revised terms of the Merger reflected in the Merger Agreement, the issuance of Quanterix Common Stock would no longer be subject to a vote of Quanterix stockholders under Nasdaq rules, whereas under the terms of the Original Merger Agreement such vote would have been required in connection with the issuance contemplated thereunder.

The Quanterix Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Merger, including:

●	the dilution of existing shares of Quanterix Common Stock as a result of the issuance of Quanterix Common Stock, which was nevertheless significantly reduced as a result of the revisions to the financial terms of the Merger as reflected in the Merger Agreement;
●	the risk that Akoya’s financial performance may not meet Quanterix’s expectations;
●	the fact that projections of future results of operations and synergies are necessarily estimates based on assumptions, the risk of not being able to realize all of the anticipated benefits of the Merger, including the synergies, cost savings, growth opportunities or cash flows between Quanterix and Akoya, or that such benefits may take longer than expected to be realized, if at all;
●	the difficulties and management challenges inherent in completing the Merger and integrating the businesses, operations and workforce of Akoya with those of Quanterix and the possibility of encountering difficulties in achieving expected growth and cost savings;
●	potential adverse changes in government payer practices, models and reimbursement rates, and the likely effect of these factors on Quanterix, Akoya and the Combined Company;
●	the costs, fees and expenses associated with completing the Merger and the other transactions contemplated by the Merger Agreement, including those incurred regardless of whether the Merger is consummated;
●	the risks and costs to Quanterix in connection with the Merger (including if the Merger is not completed), either during the pendency of the Merger or following the Closing of the Merger, including the risks and costs associated with the potential diversion of management and employee attention, potential management and employee attrition and the potential negative effect on Quanterix’s and Akoya’s respective relationships with employees, payers, patients and regulators;
●	the risk that the Merger may not be completed despite the combined efforts of Quanterix and Akoya or that completion may be unduly delayed, even if the approval by Akoya stockholders of the Akoya Merger Proposal is obtained;
●	the potential for litigation relating to the proposed Merger and the associated costs, burden and inconvenience involved in defending those proceedings;

●	the various contingent liabilities, including pending legal proceedings, to which Akoya is subject;
●	the risk that Akoya stockholders, may vote down the Akoya Merger Proposal at the Akoya Special Meeting;
●	the provisions of the Merger Agreement which prohibit Quanterix from soliciting or entertaining other acquisition offers except in certain specified circumstances;
●	the fact that, unlike in the Original Merger Agreement, Quanterix is not permitted to terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal in respect of Quanterix (which, under the Original Merger Agreement, would have required, payment of a termination fee by Quanterix), which could discourage other potential parties from making a Superior Proposal with respect to Quanterix, though the Quanterix Board believed that its ability to nevertheless engage in discussions relating to or even enter into or consummate an Acquisition Proposal was a significant improvement when compared to the terms of the Original Merger Agreement (which imposed significant restrictions on Quanterix’s ability to engage in an Acquisition Proposal);
●	the fact that the Merger Agreement permits Akoya, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Akoya stockholders approve the Akoya Merger Proposal and the risk that the $2.6 million termination fee to which Quanterix may be entitled, subject to the terms and conditions of the Merger Agreement, in the event the Merger Agreement is terminated in certain circumstances may not be sufficient to compensate Quanterix for the harm it might suffer as a result of such termination;
●	terms of the Merger Agreement which restrict Quanterix’s abilities to operate its business outside of the ordinary course before the Closing of the Merger; and
●	the risks of the type and nature described in the section titled “Risk Factors” and the matters described in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

The Quanterix Board considered all of these factors as a whole and, on balance, concluded that it supported a favorable determination to enter into the Merger Agreement.

In addition, the Quanterix Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Quanterix stockholders generally, as described in the section titled “Interests of Quanterix’s Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors that the Quanterix Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Quanterix Board considered. The Quanterix Board collectively reached the conclusion to approve the Merger Agreement, the Merger, the Share Issuance and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the Quanterix Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Quanterix Board considered in connection with its evaluation of the Merger, the Quanterix Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Quanterix Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of Quanterix’s consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Akoya’s Reasons for the Merger and Recommendation of the Akoya Board

At a special meeting held on April 27, 2025, the Akoya Board unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Akoya and its stockholders, (iii) resolved to recommend the adoption of the Merger Agreement to Akoya stockholders, on the terms and subject to the conditions set forth in the Merger Agreement and (iv) directed that the Merger Agreement be submitted to Akoya stockholders for adoption.

Accordingly, the Akoya Board unanimously recommends that Akoya stockholders vote “FOR” the Akoya Merger Proposal.

In evaluating the proposed transaction, reaching its determinations and making its recommendations, the Akoya Board, as described in the section titled “The Merger – Background of the Merger,” consulted with Akoya senior management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the transaction:

Value of Consideration

●	the aggregate value and nature of the consideration to be received in the Merger by Akoya stockholders, including:
●	the fact that Akoya stockholders will own approximately 16% (up to 19.99% when including Rollover RSUs and Settled Options) of the Combined Company immediately following completion of the Merger;
●	the fact that the Merger Agreement provides for a fixed Exchange Ratio, which provides certainty to Akoya stockholders as to their approximate aggregate pro forma percentage ownership of the Combined Company and will not fluctuate based upon changes in the market price of Akoya Common Stock or Quanterix Common Stock between the date of the Merger Agreement and the Closing Date, subject to certain exceptions;

Strategic Considerations and Synergies

●	the opportunity for the Combined Company to potentially achieve revenue synergies and significant operational and cost synergies, which cost synergies were anticipated to generate $40 million in annualized cost savings (not including stock-based compensation) by 2026;
●	the expectation that the Combined Company will be better positioned to pursue a more aggressive growth strategy in comparison to Akoya on a stand-alone basis as a result of the Combined Company’s anticipated diversity and scale across a range of product and service categories and geographies, larger market capitalization, enhanced access to capital over the short-term and long-term and likelihood of increased access to business development opportunities as a result of its larger market presence;
●	the complementary nature of Akoya’s and Quanterix’s businesses, products, services and geographic markets, and the additional cross-selling revenue growth opportunities presented by the Combined Company’s expanded product and service offerings and the opportunity created by the transaction to enhance the capabilities of both companies to operate more effectively and efficiently by employing the best practices of each company and leveraging economies of scale;
●	Akoya’s knowledge of Quanterix’s business, operations, operating results, financial condition, strategy and future prospects and historical and current trading prices of Quanterix Common Stock taking into account the results of Akoya’s due diligence review of Quanterix;
●	the expectation that the Merger would create a larger, well-capitalized life sciences tools and diagnostics Combined Company with leading technologies, complementary product and services portfolios and a strengthened U.S. and international commercial reach and the ability to achieve above-market revenue growth and accelerate its path to profitability and positive free cash flow generation;

●	the potential opportunity for Akoya stockholders to participate in a more diversified business profile, the potential to realize the long-term benefit of both Akoya’s and Quanterix’s clinical market opportunities, the potential to obtain accelerated profitability through anticipated revenue growth and the realization of synergies;
●	the current and prospective competitive climate in the life sciences tools and diagnostics industries, including regulatory, financial, economic and other challenges facing industry participants, and the belief that the Combined Company, in light of its larger scale, strong balance sheet, more comprehensive product and service offerings and market presence, will be better positioned to meet these challenges;
●	the current industry, economic and market conditions and trends in the markets in which Akoya competes and the macroeconomic environment generally;
●	the convertible debt financing arrangement that was put in place after execution of the Original Merger Agreement, pursuant to which Quanterix is obligated to provide Akoya with bridge financing in an aggregate principal amount not to exceed $30,000,000 on terms and provisions set forth in the definitive agreements therefor;
●	the availability of statutory appraisal rights under Delaware law in connection with the merger for stockholders who timely and properly exercise such rights in compliance with Section 262 of the DGCL and the absence of any closing conditions in the Merger Agreement related to the exercise of appraisal rights by Akoya stockholders;

Most Attractive Strategic Alternative

●	the view of the Akoya Board that the proposed transaction with Quanterix was the most attractive strategic alternative available to Akoya and its stockholders, including in comparison to the alternative of remaining independent and continuing to execute on Akoya’s long-term business strategy. In this regard, the Akoya Board considered:
●	its belief that the proposed transaction with Quanterix would result in greater value to Akoya stockholders than the value that could be expected to be generated from the various other strategic alternatives available to Akoya, including when compared to the possibility of continuing to pursue Akoya’s long-term business plan as an independent public company as an alternative means of creating stockholder value, and the business, financial, market and execution risks and uncertainties of such alternatives as to the realization of Akoya’s strategic goals and the future value of Akoya’s shares;
●	the fact that the Akoya Board, together with its advisors, conducted a full and robust process to explore strategic alternatives;
●	the fact that Akoya has not received any unsolicited offers during the period from signing the Original Merger Agreement to signing the Merger Agreement;
●	Akoya’s business, financial condition, including debt obligations, historical and projected financial performance, competitive position, assets and future prospects as a standalone company;
●	the fact that, at the time of signing the Merger Agreement, Akoya was not in compliance with certain financial covenants under the Akoya Existing Loan Documents and there were no assurances that Akoya would be able to cure, waive or amend the credit agreement to resolve its noncompliance or that the lenders would not accelerate in full of the amounts outstanding thereunder, and absent a transaction or additional equity funding, Akoya’s lenders would very likely require the filing of bankruptcy, in which recoveries by Akoya stockholders would be limited by debtor-in-possession financing and administrative fees;
●	that Akoya’s management and outside advisors had conducted due diligence investigations of the Quanterix business including meetings and calls with Quanterix’s management and advisors regarding Quanterix’s business model, operations and forecasts, commercial, financial, tax, accounting and legal due diligence;

Opinion of Akoya’s Financial Advisor

●	the opinion of PWP, rendered orally to the Akoya Board on April 27, 2025 (and subsequently confirmed in writing as of April 27, 2025), that, as of such date and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Per Share Merger Consideration in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Akoya Common Stock (the full text of the PWP Opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by PWP in connection with PWP’s opinion, is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference), as more fully described in the section titled “The Merger - Opinion of Akoya’s Financial Advisor”.

Likelihood of Completion of the Merger

●	the substantial risk that Quanterix stockholders would have failed to approve the issuance of shares of Quanterix Common Stock that was contemplated in the Original Merger Agreement, and the fact that the revised structure reflected in the Merger Agreement and the payment of the Per Share Merger Consideration would not require the approval of Quanterix’s stockholders under the applicable Nasdaq rules;
●	the expectation that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger and the fact that the waiting period under the HSR Act has already expired, as further described in the section titled “The Merger — Regulatory Approvals and Related Matters”;
●	the fact that the Termination Date of the Merger Agreement is August 31, 2025, which the Akoya Board expected to allow for sufficient time to satisfy all required conditions to consummate the Merger;

Favorable Terms of the Merger Agreement

●	the ability of Akoya to, subject to specified limitations, (i) furnish information to and negotiate regarding unsolicited third-party acquisition proposals under certain circumstances and, ultimately, (ii) change its recommendation that Akoya stockholders adopt the Merger Agreement and vote “FOR” the Akoya Merger Proposal, and (iii) terminate the Merger Agreement in order for Akoya to enter into a definitive agreement with respect to a superior proposal, subject to compliance with the procedural terms and conditions set forth in the Merger Agreement, including the payment of a termination fee of $2.6 million, as further discussed in the sections titled “The Merger Agreement — No Solicitation of Competing Proposals,” “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fee and Expenses”;
●	the terms of the Merger Agreement that restrict Quanterix’s ability to solicit and engage in alternative business combination transactions, subject to certain exceptions, as further discussed in the section titled “The Merger Agreement — No Solicitation of Competing Proposals”;
●	the fact that the Merger Agreement is subject to adoption by the holders of a majority of the outstanding shares of Akoya Common Stock;

Governance Matters

●	the fact that, at the Effective Time, two Akoya directors (to be nominated by the Akoya Board and to fill two separate classes of directors of the Quanterix Board) would be appointed to the nine-member board of directors of the Combined Company, which will allow for such directors to oversee and provide input of the Combined Company and will provide helpful continuity in advancing the Combined Company’s strategic goals;
●	the recommendation of the Akoya Strategic Transactions Committee that the Akoya Board, among other things, (i) determine that the terms of the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of Akoya and its stockholders; (ii) determine that it is in the best interests of Akoya and its stockholders, and declare it advisable, to enter into the Merger Agreement; and (iii) resolve to recommend that Akoya’s stockholders adopt and approve the Merger Agreement and approve the Merger; and

●	the fact that the Akoya Board consists of a majority of independent directors who carefully reviewed the transaction with the assistance of Akoya’s management and legal and financial advisors, and also took into consideration the financial expertise and prior industry experience of a number of directors.

The Akoya Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the transaction, including:

●	the fact that the Per Share Merger Consideration reflects a substantially lower value to Akoya stockholders than reflected by the merger consideration under the Original Merger Agreement, and does not represent a premium over the Akoya trading price prior to the announcement of the Original Merger Agreement on January 10, 2025;
●	that the Exchange Ratio would not be adjusted to compensate for changes in the price of Quanterix Common Stock or Akoya Common Stock prior to the consummation of the Merger, which may result in Akoya stockholders receiving Merger Consideration at the consummation of the Merger with a lower market value than such Merger Consideration had at the announcement of the Merger;
●	the fact that Akoya’s management anticipates the Combined Company will experience some revenue dis-synergies as a result of the Merger;
●	the risks associated with Akoya stockholders holding a smaller percentage in the Combined Company (approximately 16%) than Akoya stockholders currently own, which may reduce the influence that Akoya stockholders have on the management of the Combined Company;
●	the fact that the Combined Company may face liquidity challenges during the next few years in light of significant contingent liabilities and financial obligations and commitments;
●	that certain provisions of the Merger Agreement, may have the effect of discouraging alternative business combination transactions involving Akoya, including restrictions on Akoya’s ability to solicit proposals for alternative transactions and the requirement that Akoya pay a termination fee of $2.6 million to Quanterix in certain circumstances following the termination of the Merger Agreement as further discussed in the sections titled “The Merger Agreement — No Solicitation of Competing Proposals”; “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fee and Expenses”;
●	the requirement that Akoya hold a stockholder vote on the Akoya Merger Proposal, even if the Akoya Board has withdrawn its recommendation in favor of the Akoya Merger Proposal, unless it terminates the Merger Agreement in connection with a proposal for an alternative transaction. For additional information, see the section titled “The Merger Agreement — Obligation to Call Special Meeting”;
●	the adverse impact that business uncertainty prior to the Effective Time could have on Akoya’s and Quanterix’s ability to attract, retain and motivate key personnel until the Effective Time;
●	the time, effort and substantial costs involved in connection with entering into the Merger Agreement and completing the Merger and the related disruptions to the operation of Akoya’s business, including the risk of diverting management’s attention from other strategic priorities to implement Merger integration efforts, and the risk that the operations of Akoya would be disrupted by employee concerns or departures or by changes to or termination of Akoya’s relationships with its customers, suppliers, sales representatives and distributors following the public announcement of the Merger;
●	the interim operating covenants in the Merger Agreement that restrict the conduct of Akoya’s business during the pendency of the Merger, which may delay or prevent Akoya’s ability to pursue certain business opportunities that may arise;

●	the August 31, 2025 Termination Date and the fact that there can be no assurance that the conditions in the Merger Agreement will be satisfied and, as a result, the Merger may not be consummated and the potential consequences of non-consummation, including the potential negative impacts on Akoya, its business, the trading price of Akoya’s shares and Akoya’s ability to attract and retain key management personnel and employees;
●	the risk that regulatory agencies may not approve the Merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the Combined Company;
●	the difficulty and costs inherent in the combination of two businesses of the size, geographic diversity and complexity of Akoya and Quanterix and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the Merger might not be fully or timely realized;
●	the risks of litigation relating to the Merger and the associated costs, burden and inconvenience involved in defending any such proceedings;
●	the fact that Akoya has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated;
●	the risk that Akoya may be unable to draw on the Akoya Bridge Financing if not in compliance under its Existing Loan Documents;
●	the risk that if the Merger Agreement is terminated that Akoya may continue to be unable to meet its obligations under the Akoya Existing Loan Documents, resulting in an event of default and the acceleration in full of the amounts outstanding thereunder; and
●	risks and other considerations of the type and nature described under the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The Akoya Board considered the factors described above as a whole, including through engaging in discussions with Akoya senior management and Akoya’s outside legal and financial advisors. Based on this review and consideration, the Akoya Board unanimously concluded that these factors, on balance, supported a determination that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, were fair to and in the best interests of Akoya and its stockholders, and resolved to recommend the adoption of the Merger Agreement to the stockholders of Akoya, on the terms and subject to the conditions set forth in the Merger Agreement.

In addition, the Akoya Board was aware of and considered the fact that Akoya’s directors and executive officers may have certain interests in the transaction that are different from, or in addition to, the interests of Akoya stockholders generally, as described in the section titled “Interests of Akoya Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors that the Akoya Board considered is not, and is not intended to be, exhaustive. The Akoya Board collectively reached the conclusion to approve the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in light of the various factors described above and other factors that the members of the Akoya Board believed appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Akoya Board considered in connection with its evaluation of the transaction, the Akoya Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Akoya Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing discussion of the information and factors considered by the Akoya Board in approving the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Akoya’s Financial Advisor

Introduction

Akoya retained PWP to act as Akoya’s financial advisor and provide an opinion in connection with the Merger. The Akoya Board instructed PWP to evaluate the fairness, from a financial point of view, to the holders of outstanding shares of Akoya Common Stock of the Per Share Merger Consideration in the Merger pursuant to the Merger Agreement. On April 27, 2025, at a meeting of the Akoya Board held to evaluate the Merger, PWP rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth therein, the Per Share Merger Consideration in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of outstanding Akoya Common Stock.

The PWP opinion speaks only as of the date and the time PWP rendered it and not as of the time the Merger may be completed or any other time. The PWP opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.

The full text of PWP’s written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review PWP undertook, is attached as Annex F to this proxy statement/prospectus and is incorporated by reference in its entirety. The summary of PWP’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. PWP delivered its opinion for the information and assistance of the Akoya Board in connection with, and for the purposes of its evaluation of, the Merger. PWP’s opinion does not address any other aspect of the Merger Agreement and does not constitute a recommendation as to how any holder of Akoya Common Stock should vote or otherwise act with respect to the Merger or any other matter. PWP noted that, pursuant to Section 2.08(e) and 2.08(f) of the Merger Agreement, the Per Share Stock Consideration and Per Share Cash Consideration are subject to adjustment in certain circumstances. PWP assumed, at the direction of the Akoya Board, that no such adjustments will be made and, accordingly, expressed no opinion with respect to such potential adjustments.

In connection with rendering its opinion, PWP, among other things:

●	reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Akoya and Quanterix, including equity research analyst reports;
●	reviewed certain updated internal financial statements, analyses and forecasts (the “Updated Akoya Forecasts”) and other internal financial information and operating data relating to the business of Akoya, in each case, prepared by Akoya management and approved for PWP’s use by Akoya management, which Updated Akoya Forecasts assume that Akoya would have sufficient capital to operate on a standalone basis in accordance with the Akoya business plan underlying the Updated Akoya Forecasts;
●	reviewed certain updated internal financial statements, analyses and forecasts (the “Updated Quanterix Forecasts”) and other internal financial information and operating data relating to the business of Quanterix, in each case, prepared by Quanterix management and approved for PWP’s use by Akoya management;
●	reviewed certain internal financial statements, analyses and forecasts (the “Akoya Quanterix Forecasts”) and other internal financial information and operating data relating to the business of Quanterix, in each case prepared by Akoya management and approved for PWP’s use by Akoya management;
●	reviewed estimates of synergies (and estimated costs to realize such synergies) anticipated by Quanterix management to result from the Merger (the “Anticipated Synergies”) and approved for PWP’s use by Akoya management;
●	discussed the past and current business, operations, financial condition and prospects of Akoya with senior members of Akoya management, the Akoya Board, and other representatives and advisors of Akoya;
●	discussed the past and current business, operations, financial condition and prospects of Quanterix and the Combined Company (including the Anticipated Synergies) with senior management of Akoya and Quanterix, the Akoya Board, and other representatives and advisors of Akoya and Quanterix;

●	discussed with senior members of Akoya management and the Akoya Board their assessment of the strategic rationale for, and the potential benefits of, the Merger;
●	compared the financial performance of Akoya and Quanterix with that of certain publicly-traded companies that PWP believed to be generally relevant;
●	compared the financial terms of the Merger with the publicly available financial terms of certain transactions that PWP believed to be generally relevant;
●	reviewed the historical trading prices and trading activity for the Akoya Common Stock and the Quanterix Common Stock and compared such prices and trading activity with the prices and trading activity of securities of certain publicly-traded companies that PWP believed to be generally relevant;
●	participated in discussions among representatives of Akoya and Quanterix and their respective advisors;
●	reviewed a draft of the Merger Agreement dated April 27, 2025; and
●	conducted such other financial studies, analyses and investigations, and considered such other factors, as it deemed appropriate.

For purposes of its opinion, PWP assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by PWP (including information that was available from public sources) and further relied upon the assurances of Akoya management that Akoya management was not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Updated Akoya Forecasts, PWP was advised by Akoya management and assumed, with the consent of the Akoya Board, that the Updated Akoya Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Akoya management as to the future financial performance of Akoya and the other matters covered thereby, and PWP expressed no view as to the reasonableness of the Updated Akoya Forecasts or the assumptions on which they were based. In particular, the Updated Akoya Forecasts reflect certain assumptions regarding the industries or areas in which Akoya operates that are subject to significant uncertainty and that, if different than assumed, could have a material impact on PWP’s analysis and opinion. Further, PWP was advised by Akoya management that, (i) the vote of holders of Quanterix Common Stock that was required to approve the issuance of Quanterix Common Stock pursuant to the Original Merger Agreement would not be obtained and (ii) on a stand-alone basis, absent entry into, and consummation of the transactions contemplated by, the Merger Agreement, Akoya would be required to either raise an additional $90 million by selling Akoya Common Stock at a price of $0.65 per share or, more likely, file for bankruptcy and enter into debtor-in-possession financing providing for $50 million of new debt financing in connection with a liquidation of the assets of Akoya. As such, for purposes of PWP’s analyses and opinion relating to Akoya on a stand-alone basis, PWP assumed, at the direction of the Akoya Board, that Akoya would either issue such additional equity (resulting in significant dilution to current holders of Akoya Common Stock) or raise such debtor-in-possession financing, liquidate the assets of Akoya and distribute available proceeds to holders of Akoya Common Stock. At the direction of Akoya management, for purposes of PWP’s analyses and opinion, PWP relied upon the Akoya Quanterix Forecasts rather than the Updated Quanterix Forecasts for purposes of its analysis. With respect to the Akoya Quanterix Forecasts, PWP assumed, with the consent of the Akoya Board, that the Akoya Quanterix Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Akoya management as to the future financial performance of Quanterix and the other matters covered thereby, and PWP expressed no view as to the reasonableness of the Akoya Quanterix Forecasts or the assumptions on which they were based. PWP assumed, with the consent of the Akoya Board, that the Anticipated Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability hereof) anticipated by Akoya management and Quanterix management to result from the Merger were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Quanterix management and PWP expressed no view as to the reasonableness of the Anticipated Synergies or the assumptions on which they were based. PWP further assumed, with the consent of the Akoya Board, that the Anticipated Synergies will be realized in the amounts and at the times projected by Quanterix management. At the direction of Akoya management, for purposes of PWP’s analyses and opinion, PWP did not attribute any value to any net operating losses of Akoya or Quanterix.

In arriving at its opinion, PWP did not make and was not provided with any independent valuation or appraisal of the assets or liabilities (including any tax, contingent, derivative or off-balance-sheet assets or liabilities) of Akoya, Quanterix or any of their respective subsidiaries. PWP did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Akoya, Quanterix or any other party. In addition, PWP did not evaluate the solvency of any party to the Merger Agreement, or the impact of the Merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

PWP assumed that the final Merger Agreement would not differ from the draft of the Merger Agreement dated April 27, 2025 that was reviewed by it in any respect material to the analysis or opinion of PWP. PWP also assumed that (1) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct in all respects material to PWP’s analysis and opinion, (2) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to PWP’s analysis and opinion, and (3) the Merger would be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement, without any modification, amendment, waiver or delay that would be material to the analysis or opinion of PWP. In addition, PWP assumed that in connection with the receipt of all approvals and consents required in connection with the Merger, no delays, limitations, conditions or restrictions would be imposed that would be material to PWP’s analysis or its opinion.

PWP’s opinion was necessarily based on financial, economic, market, monetary and other conditions in effect on, and the information made available to PWP as of, April 27, 2025. Subsequent developments may affect PWP’s opinion and the assumptions used in preparing it, and PWP assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring, or of which PWP becomes aware, after the date on which its opinion was rendered.

The estimates contained in PWP’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, PWP’s analysis and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, PWP did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. PWP employed several analytical methodologies in its analyses, and no one single method of analysis should be regarded as dispositive of PWP’s overall conclusion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, PWP believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. PWP’s conclusion, therefore, was based upon the application of PWP’s own experience and judgment to all analyses and factors considered by it, taken as a whole. PWP’s opinion was reviewed and approved by its fairness opinion committee.

PWP’s opinion addressed only the fairness, from a financial point of view, as of April 27, 2025, to the holders of outstanding Akoya Common Stock of the Per Share Merger Consideration in the Merger pursuant to the Merger Agreement. PWP was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger would be consummated. In addition, PWP expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Merger Agreement, or any class of such persons, whether relative to the Per Share Merger Consideration or otherwise. PWP expressed no opinion as to what the value of Quanterix Common Stock actually will be when issued or the prices at which the Akoya Common Stock or Quanterix Common Stock will trade at any time, including following announcement or completion of the Merger. PWP expressed no opinion as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of Akoya, as to the underlying decision by Akoya to engage in the Merger or as to the relative merits of the Merger compared with any alternative transactions or business strategies. Nor did PWP express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document. PWP’s opinion did not address any legal, tax, regulatory or accounting matters, as to which PWP understood Akoya had received such advice as it deemed necessary from qualified professionals.

The data and analyses summarized below in this proxy statement/prospectus are from PWP’s presentation to the Akoya Board delivered on April 27, 2025. The analyses summarized below include information presented in tabular format. To fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses and full text of PWP’s written opinion, which is included as Annex F of this proxy statement/prospectus.

Summary of PWP’s Analyses

The following is a summary of the material financial analyses performed by PWP and reviewed by the Akoya Board in connection with PWP’s opinion and does not purport to be a complete description of the financial analyses performed by PWP. The order of analyses described below does not represent the relative importance or weight given to those analyses by PWP. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand PWP’s financial analyses, these tables must be read together with the text of each summary. These tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of PWP’s financial analyses. Future results may differ from those described and such differences may be material.

In performing the financial analysis summarized below, PWP used and relied upon the below forecasts:

●	Wall Street consensus estimates for Akoya which were approved for PWP’s use by Akoya management (the “Akoya Street Estimates”).
●	The Akoya Mgmt. (100% PTS) Case as defined in the section titled “Certain Akoya Unaudited Prospective Financial Information.”
●	The Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case, as defined in the section titled “Certain Akoya Unaudited Prospective Financial Information.”
●	The Akoya Mgmt. (Excl. CDx) Case, as defined in the section titled “Certain Akoya Unaudited Prospective Financial Information.”
●	Wall Street consensus estimates for Quanterix which were approved for PWP’s use by Akoya management (the “Quanterix Street Estimates”).
●	Akoya management’s base case projections for Quanterix which were approved for PWP’s use by Akoya management (the “Quanterix Base Case”).
●	Akoya management’s downside case projections for Quanterix which were approved for PWP’s use by Akoya management (the “Quanterix Downside Sensitivity Case”).

Each of the Quanterix cases reflects an assumed payment of the $11 million in technical milestone payments not yet paid (and assuming the release of customary escrows held back from the initial closing payment) in respect of the acquisition of Emission in 2025, as provided by management of Quanterix, but excludes potential earnout payments to Emission.

For purposes of PWP’s analyses described below, the following terms have the following meanings:

●	“Akoya Current Share Price” means closing share price of Akoya Common Stock of $1.30 on April 25, 2025, the last trading day prior to the delivery of PWP’s opinion.
●	“Quanterix Current Share Price” means closing share price of Quanterix Common Stock of $5.88 on April 25, 2025, the last trading day prior to the delivery of PWP’s opinion.
●	“Implied Offer Price” means the implied value of $1.24 per share of Akoya Common Stock of the Per Share Merger Consideration to be received in the Merger, based on the Per Share Cash Consideration, the Per Share Stock Consideration and the Quanterix Current Share Price.

Selected Publicly-Traded Companies Analysis

PWP performed a selected publicly-traded companies analysis for each of Akoya and Quanterix, which is a method of deriving an implied value range for a company’s equity securities based on a review of publicly-traded companies selected by PWP as being generally deemed relevant for comparative purposes to Akoya and Quanterix, respectively. PWP reviewed and compared certain financial information, financial market multiples and ratios for Akoya, Quanterix and the following publicly-traded life sciences tools companies with estimated calendar 2025 revenue of less than $500 million (the “Selected Companies”):

●	Cytek Biosciences, Inc.
●	Oxford Nanopore Technologies plc
●	Pacific Biosciences of California, Inc
●	Quantum-Si Incorporated
●	Seer, Inc.
●	Standard BioTools Inc.

Although none of the above companies is identical to Akoya or Quanterix, PWP selected these companies because they had publicly-traded equity securities and were deemed by PWP to be similar to Akoya and Quanterix in one or more respects, including operating in the life sciences tools industry. In selecting these companies, PWP considered various factors, including the similarity of the lines of business to Akoya’s and Quanterix’s lines of business, as well as the scale, profitability and cash flow profiles, business models, technology, service offerings and end-market exposure of such companies.

For Akoya, Quanterix and each of the Selected Companies, PWP reviewed such company’s enterprise value (referred to in this section as “EV”) as of April 25, 2025, as a multiple of estimated revenue for (i) the calendar year ending 2025 (“2025E Revenue”) and (ii) for the calendar year ending 2026 (“2026E Revenue”) based on company filings for historical information and consensus third-party research estimates for forecasted information. In addition, PWP calculated the same multiples for Akoya based on the Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case and the Akoya Mgmt. (Excl. CDx) Case and for Quanterix based on both the Quanterix Mgmt. Base Case and the Quanterix Downside Sensitivity Case. Set forth below are the multiples resulting from this analysis:

Company	EV / 2025E Revenue	EV / 2026E Revenue
Cytek Biosciences Inc. (2)	1.1x	1.0x
Oxford Nanopore Technologies PLC	3.0x	2.4x
Pacific Biosciences of California Inc	4.1x	3.5x
Quantum-Si Incorporated (1)	(2.3x)	(0.8x)
Seer Inc.	(10.6x)	(7.9x)
Standard BioTools Inc.	0.9x	0.8x
Selected Companies Median	1.0x	0.9x
Akoya Street Estimates	1.4x	1.3x
Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case	1.5x	1.0x
Akoya Mgmt. (Excl CDx) Case	1.5x	1.1x
Quanterix Street Estimates	(0.1x)	(0.1x)
Quanterix Base Case	(0.1x)	(0.1x)
Quanterix Downside Sensitivity Case	(0.1x)	(0.1x)
(1)	Quantum-Si balance sheet pro forma includes $47 million common stock issuance.
(2)	Cytek Biosciences Inc. balance sheet pro forma includes $0.3 million credit line draw.

Based on the analysis of the relevant metrics described above and on professional judgments made by PWP, PWP selected and applied ranges of EV/Revenue multiples of (i) 1.0x to 3.0x to 2025E Revenue for Akoya using the Akoya Mgmt. (100% PTS) Case, (ii) 1.0x to 2.5x to 2026E Revenue for Akoya using the Akoya Mgmt. (100% PTS) Case, (iii) 1.0x to 3.0x to 2025E Revenue for Quanterix using the Quanterix Base Case and (iv) 1.0x to 2.5x to 2026E Revenue for Quanterix using the Quanterix Base Case. From these analyses, for each of Akoya and Quanterix, PWP derived ranges of implied equity values from the enterprise values by adding cash and other cash equivalents and subtracting debt and net non-operating liabilities. PWP calculated implied values per share by dividing the implied equity values by the applicable diluted shares (based upon the number of issued and outstanding shares and other equity interests, in each case, as of April 22, 2025, as provided by the managements of Akoya and Quanterix, as applicable, and using the treasury method for calculation of option dilution). At the direction of management of Akoya, PWP assumed that, in order to remain a standalone company, Akoya would need to raise $90 million in additional capital by issuing Akoya Common Stock at a 50% discount to the Akoya Current Share Price with a 6% issuance fee, $50 million the proceeds of which would be used to pay down Akoya’s debt at the time of issuance, which assumptions were reflected in the share count and balance sheet metrics utilized for purposes of this analysis.

The ranges of implied values per share derived from these calculations are summarized in the following table:

	Akoya Share Price Range	Quanterix Share Price Range
EV / 2025E Revenue	$0.60 - $1.50	$9.75 - $16.33
EV / 2026E Revenue	$0.84 - $1.88	$10.26 - $15.94

PWP compared (i) these implied ranges for Akoya to the Akoya Current Share Price of $1.30 and the Implied Offer Price of $1.24 and (ii) these implied ranges for Quanterix to the Quanterix Current Share Price of $5.88. PWP also noted that based on publicly available information, Quanterix held approximately $6.34 in cash per share of Quanterix Common Stock as of March 31, 2025.

Although the selected publicly-traded companies were used for comparison purposes, no business of any Selected Company was either identical or directly comparable to Akoya’s or Quanterix’s business. PWP’s comparison of selected publicly-traded companies to Akoya and Quanterix and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected publicly-traded companies in such transactions and of the Merger and was based on PWP’s experience working with companies on various merger and acquisition transactions.

Selected Precedent Transactions Analysis

Using publicly available information, PWP reviewed the terms of selected precedent transactions (the “Selected Precedent Transactions”) involving companies that operated in the Life Science Tools industry. PWP selected these transactions in the exercise of its professional judgment and experience because PWP deemed them to be most similar in size, scope and impact on the industry to Akoya or otherwise relevant to the Merger.

For each of the Selected Precedent Transactions, PWP calculated and compared the resulting enterprise value in the transaction as a multiple of revenue over the last twelve months publicly reported prior to the announcement of the transaction, or “EV/LTM Revenue”.

Transaction Announcement Date	Acquiror	Target	EV / LTM Revenue
12/23/24	Deerfield Management Company, L.P.	Singular Genomics Systems, Inc.	(14.3x)
04/17/24	Bruker Corporation	NanoString Technologies, Inc.	2.3x
12/29/23	Roche Diagnostics Limited	LumiraDx Limited	3.6x
10/04/23	Standard BioTools Inc.	SomaLogic, Inc.	1.2x
08/17/23	Bruker Corporation	PhenomeX Inc.	1.0x
12/21/22	Berkeley Lights Inc.	IsoPlexis Corporation	3.0x
Mean			(0.6x)
Median			1.7x

Based on the multiples calculated above, PWP’s analyses of the various Selected Precedent Transactions and on professional judgments made by PWP, PWP selected a representative range of EV/Revenue multiples of 1.0x – 3.5x to apply to Akoya’s LTM Revenue. PWP applied such ranges to reported LTM Revenue to derive a range implied values per share of Akoya Common Stock of approximately $0.57 to $1.64 and compared these implied ranges for Akoya to the Akoya Current Share Price of $ 1.30 and the Implied Offer Price of $1.24.

Discounted Cash Flow Analysis

For each of Akoya and Quanterix, PWP performed a discounted cash flow analysis, which is a method of deriving an implied value range for a company’s equity securities based on the sum of the company’s unlevered free cash flows over a forecast period and the terminal value at the end of the forecast period. In connection with this analysis, PWP used the Akoya Street Estimates, Akoya

Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case, and the Akoya Mgmt. (Excl. CDx) Case for Akoya, and the Quanterix Street Estimates, the Quanterix Base Case and the Quanterix Downside Sensitivity Case for Quanterix.

In performing this analysis, PWP:

●	calculated the present value of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and certain other cash flow items set forth in the applicable cases that each of Akoya and Quanterix was forecasted to generate for 2025E through 2034E using discount rates ranging from 12.50% to 15.50% for both Akoya and Quanterix, based on estimates of the weighted average cost of capital of each company); and
●	adding terminal values of each of Quanterix and Akoya using perpetuity growth rates ranging from 2.0% to 4.0% for both Quanterix and Akoya and the same discount rates for Quanterix and Akoya as set forth above.

From the ranges of implied enterprise values generated by the foregoing analysis, for each of Quanterix and Akoya, PWP derived ranges of implied equity values by adding cash and other investments and subtracting debt and net non-operating liabilities. PWP calculated implied values per share by dividing the implied equity values by the applicable diluted shares (based upon the number of issued and outstanding shares and other equity interests in each case, as of April 25, 2025, provided by the management of Akoya and Quanterix, as applicable, and using the treasury method for calculation of option dilution). At the direction of management of Akoya, PWP assumed that, in order to remain a standalone company, Akoya would need to raise $90 million in additional capital by issuing Akoya Common Stock at a 50% discount to the Akoya Current Share Price with a 6% issuance fee, $50 million the proceeds of which would be used to pay down Akoya’s debt at the time of issuance, which assumptions were reflected in the share count and balance sheet metrics utilized for purposes of this analysis.

The ranges of implied values per share derived from these calculations for Akoya are summarized in the following table:

	Akoya Street Estimates	Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case	Akoya Mgmt. (Excl. CDx) Case
Implied Value Range Per Share	$0.46- $0.97	$0.93- $2.21	$0.40- $0.78

PWP then compared these implied ranges for Akoya to the Akoya Current Share Price of $1.30 and the Implied Offer Price of $1.24.

The ranges of implied values per share derived from these calculations for Quanterix are summarized in the following table:

	Quanterix Street Estimates	Quanterix Base Case	Quanterix Downside Sensitivity Case
Implied Value Range Per Share	$8.44- $12.80	$12.60- $18.39	$9.29- $15.84

PWP then compared these ranges to the Quanterix Current Share Price of $5.88. PWP also noted that based on publicly available information, Quanterix held approximately $6.34 in cash per share of Quanterix Common Stock as of March 31, 2025.

Additional Financial Analyses

Historical Share Price Analysis

For the information of the Akoya Board and for reference purposes only, PWP reviewed the share price performance of Akoya and Quanterix during the 52-week period ending on April 25, 2025. PWP noted that the ranges of intraday low and high trading prices of Akoya Common Stock and Quanterix Common Stock during such period were as follows:

	Akoya Common Stock		Quanterix Common Stock
	Low	High	Low	High
Last 52 Weeks	$1.01	$4.65	$4.67	$19.18

Research Analyst Price Targets

For the information of the Akoya Board and for reference purposes only, PWP observed the most recent publicly available forward price targets for Akoya Common Stock and Quanterix Common Stock published by five Wall Street research analysts for each of Akoya and Quanterix. The per share price target ranges were $2.40- $5.00 for the Akoya Common Stock and $11.00 - $20.00 for the Quanterix Common Stock. The price targets published by Wall Street research analysts do not necessarily reflect current market trading prices for shares of Akoya Common Stock or Quanterix Common Stock and these estimates are subject to uncertainties, including the future financial performance of Akoya and Quanterix and future financial market conditions.

Analysis Under Various Scenarios

For the information of the Akoya Board and for reference purposes only, PWP calculated the implied value per share of Akoya Common Stock in the following three scenarios:

●	Illustrative Chapter 11 Scenario. PWP conducted an analysis of the illustrative amount to be received for each share of Akoya Common Stock in the event of the bankruptcy of Akoya and an asset sale pursuant to Section 363 of the Bankruptcy Code assuming, at the direction of Akoya management, a debtor in possession financing of $50 million and $30 million of costs associated with the bankruptcy and sale process. For purposes of this analysis, PWP derived a range of hypothetical implied values per share of Akoya Common Stock by applying multiples of 1.0x, 1.75x and 2.5x to Akoya’s 2025E revenue in the Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case, subtracting total pro forma indebtedness (excluding unsecured claims, default interest and other make wholes) and dividing by the number of fully diluted shares of Akoya Common Stock as of April 25, 2025, as provided by the management of Akoya and using the treasury method for calculation of option dilution.
●	Illustrative Dilutive Financing. PWP conducted an analysis of the illustrative implied value per share of Akoya Common Stock if Akoya were to remain a standalone company assuming, at the direction of Akoya management, that Akoya would need to raise $90 million in additional capital by issuing Akoya Common Stock at a 50% discount to the Akoya Current Share Price with a 6% issuance fee, $50 million of the proceeds of which would be used to pay down Akoya’s debt at the time of issuance. For purposes of this analysis, PWP derived a range of hypothetical implied values per share of Akoya Common Stock by applying multiples of 1.0x, 1.75x and 2.5x to Akoya’s 2025E Revenue in the Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case, and dividing by the number of fully diluted shares of Akoya Common Stock as of April 25, 2025, as provided by the management of Akoya on a pro forma basis taking into account the issuance and using the treasury method for calculation of option dilution.
●	The Merger. PWP conducted an analysis of Per Share Merger Consideration for each share of Akoya Common Stock in the Merger pursuant to the Merger Agreement. For purposes of this analysis, PWP derived a range of hypothetical implied values per share of Akoya Common Stock by adding (a) the Per Share Cash Consideration of $0.38 and (b) the product of 0.1461 multiplied by the hypothetical value per share of Quanterix Common Stock derived by applying multiples of 1.0x, 1.75x and 2.5x to Quanterix’s pro forma 2025E Revenue after giving effect to the Merger.

The following table presents the results of this analysis.

	Implied Value Per Share of Akoya Common Stock
	Illustrative Chapter 11 Scenario	Illustrative Dilutive Financing Scenario	The Merger
1.0x 2025E Revenue	$0	$0.63	$1.98
1.75x 2025E Revenue	$0.28	$0.96	$2.50
2.5x 2025E Revenue	$1.50	$1.30	$3.01

General

PWP and its affiliates, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

PWP and its affiliates also engage in securities trading and brokerage, asset management activities, equity research and other financial services. Except in connection with its engagement as financial advisor to Akoya in connection with the Merger, during the two-year period prior to the date of its opinion, no material relationship existed between PWP and its affiliates, on the one hand, and Quanterix or Akoya, on the other hand, pursuant to which PWP or its affiliates has received or anticipates receiving compensation. In the two-year period to the date of its opinion, PWP had been engaged to provide investment banking services to a portfolio company of Telegraph Hill Partners with respect to a matter unrelated to the Merger, but did not receive compensation for such services. PWP and its affiliates in the future may provide investment banking and other financial services to Quanterix, Akoya and/or their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of its business activities, PWP and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in (1) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Akoya, Quanterix or any of their respective affiliates and (2) any currency or commodity that may be material to the parties or otherwise involved in the Merger.

PWP is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Akoya Board selected PWP to act as its financial advisor in connection with the Merger on the basis of PWP’s experience in transactions similar to the Merger, its reputation in the investment community and its familiarity with Akoya and its business.

PWP acted as financial advisor to Akoya with respect to the Merger and PWP’s opinion and will receive a fee for its services, currently estimated to be approximately $3.5 million, in the aggregate, contingent upon the consummation of the Merger. PWP also became entitled to receive (1) a fee of $1 million in connection with the delivery of its opinion (or would have become entitled to such fee if it had advised Akoya that it was unable to render its opinion) in connection with entry into the Original Merger Agreement, which opinion fee will be fully credited against the transaction fee, and (2) a fee of $500,000 in connection with the delivery of its opinion (or would have become entitled to such fee if it had advised Akoya that it was unable to render its opinion) in connection with entry into the Merger Agreement, which opinion fee will not be credited against the transaction fee. In addition, Akoya has agreed to indemnify PWP for certain liabilities arising out of its engagement and to reimburse PWP for its reasonable out-of-pocket expenses incurred in connection with the engagement, including reasonable fees and disbursements of its legal counsel. Akoya also agreed to indemnify PWP, its affiliates and their respective officers, directors, partners, agents, employees and controlling persons for certain liabilities related to or arising out of its rendering of services under its engagement or to contribute to payments that PWP may be required to make in respect of these liabilities. In addition, if the Merger is not completed, PWP may become entitled to a fee if Akoya engages in a capital raising transaction.

The description set forth above constitutes a summary of the analyses employed and factors considered by PWP in rendering its opinion to the Akoya Board. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

Certain Akoya Unaudited Prospective Financial Information

Other than annual financial guidance provided in connection with its annual and quarterly earnings announcements, Akoya does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, Akoya’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with Akoya’s strategic planning process, Akoya’s management prepared and provided to the Akoya Board and PWP certain unaudited prospective financial information of Akoya on a standalone basis for the fiscal years 2025 through 2029 based on internal projections developed by Akoya and extrapolated by Akoya management for the calendar years 2030 through 2034. These projections include prospective financial information for Akoya on a standalone basis and reflected three scenarios: (1) Akoya management’s projections for Akoya assuming 100% PTS for CDx commercial testing which were approved for PWP’s use by Akoya management (the “Akoya Mgmt. (100% PTS)

Case”); (2) Akoya management projections for Akoya assuming (i) a range of PTS for Acrivon of 35% to 45%, and represented by the midpoint of 40% for presentation and (ii) a range of PTS for CDx commercial testing, excluding Acrivon, of 15% to 35%, and represented by the midpoint of 25% for presentation, in each case, that were approved for PWP’s use by Akoya management (the “Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case”); and (3) Akoya management projections for Akoya excluding CDx commercial testing, which were approved for PWP’s use by Akoya management, (the “Akoya Projections (Excl. CDx) Case”). In addition, in connection with the Merger, Akoya management (i) made certain adjustments to certain unaudited prospective financial information of Quanterix on a standalone basis for the fiscal years 2025 through 2033, which Quanterix management prepared and provided to representatives of Akoya in connection with its consideration of the Merger (the “Quanterix Projections”) and generated an adjusted set of Quanterix projections for the calendar years 2025 through 2034 (the “Quanterix Base Case”) and (ii) made further adjustments to the Quanterix Base Case to reflect reduced growth over the time period (the “Quanterix Downside Sensitivity Case” and, collectively with the Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case, the Akoya Projections (Excl. CDx) Case, the Akoya Mgmt. (100% PTS Case) and the Quanterix Base Case, the “Akoya Projections”). Except for the Quanterix Projections utilized by Akoya management (and incorporated as a component of the Quanterix Base Case and the Quanterix Downside Sensitivity Case), the Akoya Projections do not reflect the input of Quanterix management. The Akoya Projections were provided to, and considered by, the Akoya Board in connection with their evaluation of the proposed strategic transaction with Quanterix and Merger Sub in comparison to Akoya’s other strategic alternatives, and the Akoya Board directed PWP to use the Akoya Projections in connection with the rendering of its fairness opinion to the Akoya Board and performing its related financial analysis, as described in the section titled “The Merger –Opinion of Akoya’s Financial Advisor.” The Akoya Projections were prepared by Akoya’s management for the use of the Akoya Board and PWP and were not provided to Quanterix, Merger Sub, or its advisors.

The Akoya Projections were prepared treating Akoya on a standalone basis, without giving effect to the Merger, and exclude (i) any impact of the negotiation or execution of the Merger Agreement or the Merger; (ii) the expenses that have already and will be incurred in connection with completing the Merger; (iii) the potential impact that announcement of the Merger will have on existing or potential customers and partners; or (iv) the effect of any business decisions which may have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger.

The Akoya Projections were prepared by Akoya’s management for internal use. They were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Instead, the Akoya Projections were assumed in the view of Akoya management to have been reasonably prepared in good faith on a basis reflecting the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected future financial performance of Akoya as a standalone company. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the Akoya Projections. The Akoya Projections are based solely on information available to Akoya management at the time of their preparation and have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this joint proxy statement/prospectus. Neither Akoya’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Akoya Projections or expressed any opinion or any form of assurance related thereto. The summary of the Akoya Projections is included solely to give Akoya’s stockholders access to certain financial projections that were made available to the Akoya Board and/or PWP and are not being included in this joint proxy statement/prospectus to influence any decision whether to vote for the Akoya Merger Proposal or for any other purpose.

The Akoya Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Akoya’s management. Because the Akoya Projections covers multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Akoya Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Akoya’s control. The Akoya Projections also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for Akoya’s business, and changes in market conditions. Important factors that may affect actual results and result in the Akoya Projections not being achieved include, but are not limited to, market acceptance of Akoya’s products, the introduction of new instruments, reagents or other products, the impact of competition, the effect of regulatory actions, the effect of global economic conditions, changes in applicable laws, rules and regulations, and other risk factors described in the sections titled “Risk Factors — Risks Related to Akoya” and “Cautionary Statement Regarding Forward-Looking Statements”. In addition, the Akoya Projections may be affected by Akoya’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Akoya Projections will be realized, and actual results may vary materially from those shown. The inclusion of the summaries of the Akoya Projections in this joint proxy statement/prospectus should not be regarded as an indication that Akoya or any of its affiliates, advisors or representatives considered or consider the Akoya Projections to be predictive of actual future events, and such summaries should not be relied upon as such. None of Akoya, Quanterix, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Akoya Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Akoya Projections to reflect circumstances existing after the date the Akoya Projections was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Akoya Projections are shown to be in error. Akoya does not intend to make publicly available any update or other revision to the Akoya Projections, except as otherwise required by law. None of Akoya, Quanterix, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of Akoya compared to the information contained in this summary or that the Akoya Projections will be achieved. Akoya has made no representation to Quanterix or Merger Sub in the Merger Agreement or otherwise, concerning the Akoya Projections.

Certain of the Akoya Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Akoya may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Akoya Projections, Akoya stockholders are cautioned not to place undue, if any, reliance on the Akoya Projections included below. The Akoya Projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below. The Akoya Projections should not be utilized as public guidance and will not be provided in the ordinary course of Akoya’s business in the future.

Akoya Projections. The following tables present risk-adjusted summary selected unaudited projected financial information for Akoya on a standalone basis under the three scenarios outlined above for calendar years 2025 through 2034 prepared by management under in connection with the review of the proposed strategic transaction with Quanterix and Merger Sub.

Management Akoya Projections

Akoya Mgmt. (100% PTS) Case

(Amounts in Millions)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenues	$86	$133	$184	$245	$338	$422	$505	$576	$625	$644
EBITDA(1)	(32)	(9)	20	59	97	118	141	161	175	180
EBIT(2)	(39)	(17)	13	52	89	110	133	152	166	172
NOPAT(3)	(39)	(17)	10	39	66	83	100	114	125	129

Akoya Projections (40% Acrivon / 25% Other CDx PTS) Case

(Amounts in Millions)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenues	$86	$123	$162	$177	$226	$264	$299	$328	$349	$359
EBITDA(1)	(33)	(10)	10	29	48	45	60	77	93	108
EBIT(2)	(39)	(18)	3	22	40	40	55	72	88	103
NOPAT(3)	(39)	(18)	2	16	30	30	41	54	66	77
Unlevered Free Cash Flow(4)	(33)	(24)	(2)	7	23	14	27	41	57	73

Akoya Projections (Excl. CDx) Case

(Amounts in Millions)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenues	$86	$117	$148	$145	$177	$194	$209	$222	$232	$239
EBITDA(1)	(33)	(11)	4	15	26	12	24	38	52	66
EBIT(2)	(39)	(18)	(3)	8	18	8	20	33	47	61
NOPAT(3)	(39)	(18)	(3)	6	14	6	15	25	35	46
Unlevered Free Cash Flow(4)	(33)	(24)	(7)	(3)	7	(10)	1	13	26	40
(1)	“EBITDA,” as presented herein, is a non-GAAP financial measure that reflects operating profit or loss before interest, taxes, depreciation and amortization.
(2)	“EBIT,” as presented herein, is a non-GAAP financial measure that reflects earnings before interest and taxes.
(3)

“NOPAT,” or Net Operating Profit After Tax, as presented herein, is a non-GAAP financial measure that reflects operating income (loss) excluding tax savings from existing debt and one-time losses or charges.

(4)

Unlevered Free Cash Flow, as presented herein, is a non-GAAP financial measure that reflects earnings before interest and taxes, less tax expense, plus depreciation, less capital expenditures, less stock-based compensation, less changes in working capital.

Quanterix Base Case. In connection with Akoya’s consideration of the Merger, Akoya management generated an adjusted set of Quanterix projections for the calendar years 2025 through 2034, which are presented in the table below, and form part of the Quanterix Base Case. The Quanterix Base Case was based on certain financial information provided to Akoya management by Quanterix for the calendar years 2025 through 2033, which Akoya management then adjusted to reflect Akoya management’s view of Quanterix’s potential performance. Akoya management then extrapolated these adjusted projections for the calendar year 2034. In addition, Akoya management generated a further adjusted set of Quanterix projections by reducing the projected revenue growth in the Quanterix Base Case by 20% which are presented in the table below, and form part of the Quanterix Downside Sensitivity Case. The Quanterix Base Case and the Quanterix Downside Sensitivity Case were not provided to Quanterix or to Goldman Sachs.

The Quanterix Base Case and the Quanterix Downside Sensitivity Case were presented to the Akoya Board for the purposes of considering and evaluating the Merger and were shared with PWP for purposes of its financial analysis and opinion (see “The Merger — Opinion of Akoya’s Financial Advisor”).

Quanterix Base Case

(Amounts in Millions)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenues	$142	$163	$207	$302	$405	$538	$645	$748	$822	$874
EBITDA(1)	(51)	(25)	12	43	74	108	133	155	170	181
EBIT(2)	(58)	(33)	3	31	60	91	113	132	146	155
NOPAT(3)	(58)	(33)	2	23	45	68	85	99	109	116

Quanterix Downside Sensitivity Case

(Amounts in Millions)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenues	$141	$158	$190	$252	$312	$385	$441	$492	$528	$555
EBITDA(1)	(50)	(24)	13	38	60	82	98	110	118	124
EBIT(2)	(58)	(32)	3	26	46	65	77	87	94	98
NOPAT(3)	(58)	(32)	2	19	34	49	58	65	70	74
(1)	“EBITDA,” as presented herein, is a non-GAAP financial measure that reflects operating profit or loss before interest, taxes, depreciation and amortization.
(2)	“EBIT,” as presented herein, is a non-GAAP financial measure that reflects earnings before interest and taxes.
(3)

“NOPAT,” or Net Operating Profit After Tax, as presented herein, is a non-GAAP financial measure that reflects operating income (loss) excluding tax savings from existing debt and one-time losses or charges.

Consummation and Effectiveness of the Merger

The closing of the Merger is required to take place no later than the third business day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions to Closing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such conditions), unless another date is mutually agreed upon in writing by Akoya, Quanterix and Merger Sub. The Merger will become effective at the time a certificate of merger for the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as agreed by Quanterix and Akoya and specified in such certificate of merger.

Post-Closing Governance

The Merger Agreement provides that, as of the Effective Time, the Quanterix Board will consist of nine directors, seven of whom will be existing members of the Quanterix Board and two of whom will be nominated by the Akoya Board prior to the Effective Time and replace two existing members of the Quanterix Board, who would resign as directors of Quanterix as of immediately prior to the Effective Time. Such resigning directors must be from two distinct classes of directors of the Quanterix Board, so that their terms do not expire at the same time.

From and after the Effective Time, the directors and officers of Merger Sub as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation until any respective successors have been duly elected.

Directors and Officers of the Combined Company

The board of directors of the Combined Company will be composed of nine members, seven of whom currently serve on the Quanterix Board and two of whom will be appointed from the Akoya Board. The biographies of the executive officers and directors of the Combined Company, other than the two directors to be appointed from the Akoya Board and inclusive of the two directors who will resign as directors of Quanterix as of immediately prior to the Effective Time, are provided below.

Name	Age	Position with the Combined Company
Masoud Toloue, Ph.D.	45	President and Chief Executive Officer and Director
Vandana Sriram	52	Chief Financial Officer
William P. Donnelly(1)(3)	63	Chairman of the Board
Jeffrey T. Elliott (2)	47	Director
Karen A. Flynn(1)(2)	62	Director
Sarah E. Hlavinka(2)(3)	60	Director
Martin D. Madaus, Ph.D.(2)(3)	65	Director
Ivana Magovčević-Liebisch, Ph.D., J.D.(1)	57	Director
Paul M. Meister(3)	72	Director
David R. Walt, Ph.D.(1)	72	Director

(1) Member of Quanterix Compensation Committee

(2) Member of Quanterix Nominating and Governance Committee

(3) Member of Quanterix Audit Committee

Executive Officers

Masoud Toloue, Ph.D. has served as a member of the Quanterix Board and as Quanterix’s President and Chief Executive Officer since April 2022. He served as President, Quanterix and Diagnostics from June 2021 to April 2022. Prior to joining Quanterix, Dr. Toloue served as Senior Vice President, Diagnostics at PerkinElmer from February 2021 to June 2021 during which time he grew the business to over fifty percent of the company’s total revenue. Prior to this role, Dr. Toloue led PerkinElmer’s Applied Genomics division from August 2016 to June 2021. Dr. Toloue founded and led the next-generation sequencing business at Bioo Scientific until its acquisition by PerkinElmer in 2016. He also co-founded and led Genohub, where he transformed that company from a supplier of next-generation sequencing matching technology to a leading platform provider for managing sequencing projects globally. Dr. Toloue holds a doctoral degree in molecular cell biology from the University at Buffalo, where he also earned a B.S. in molecular cell biology, and was a postdoctoral fellow in protein biochemistry at The University of Texas Health Science Center in San Antonio. Dr. Toloue’s qualifications for service as a member of the Quanterix Board include his extensive experience in the life sciences and diagnostics industries, as well as the perspective he brings as Quanterix’s President and Chief Executive Officer.

Vandana Sriram joined Quanterix in August 2023 as Chief Financial Officer. Ms. Sriram served as Senior Vice President of Global Finance at Azenta Life Sciences from September 2021 to August 2023 where she was responsible for the Controllership, FP&A and segment CFO activities as a member of the leadership team. Prior to Azenta, Ms. Sriram served from July 1999 to September 2021 at GE in positions of increasing responsibility and in multiple geographies, most recently as the head of FP&A for GE Aviation, a leading provider of commercial and military jet engines and components. Ms. Sriram graduated with a bachelor’s degree in commerce from Delhi University and is a chartered accountant from the Institute of Chartered Accountants of India. She also graduated from the GE Experience Financial Leadership Program and is a registered CPA.

Non-Employee Directors

William P. Donnelly has served as a member of the Quanterix Board since August 2023 and has served as Chairman of the Board since March 2025. From 2014 to 2018, Mr. Donnelly served as Executive Vice President responsible for finance, investor relations, supply chain and information technology at Mettler-Toledo International Inc. Mr. Donnelly served as Mettler-Toledo’s Chief Financial Officer from 1997 to 2002 and from 2004 to 2014 and as division head of Mettler-Toledo’s product inspection and certain lab businesses from 2002 to 2004. Mr. Donnelly served in various senior financial roles, including chief financial officer, of Elsag Bailey Process Automation, NV from 1993 to 1997. Prior to that, he was an auditor with PricewaterhouseCoopers LLP from 1983 to 1993. Mr. Donnelly has been a director of Ingersoll Rand since May 2017 and was appointed lead director in November 2021. He also has served as a director of TRowe Price since 2023. Mr. Donnelly received a bachelor’s degree in business administration from John Carroll University. Mr. Donnelly’s qualifications for service as a member of the Quanterix Board include extensive leadership experience with publicly-held industrial and life science companies, including as chief financial officer.

Jeffrey T. Elliott has served as a member of the Quanterix Board since August 2024. Since September 2024, Mr. Elliott has served as a consultant to Boston Consulting Group. He served as Chief Financial Officer of Exact Sciences Corp. from 2016 to May 2024 and also as Chief Operating Officer from 2021 to 2023. Prior to his appointment as Chief Financial Officer, Mr. Elliott served as Exact Sciences’ Vice President, Strategy and Business Development. From 2007 to 2016, Mr. Elliott was with Robert W. Baird & Co. where he was a senior equity research analyst covering healthcare companies, including those in the diagnostics and life science tools industry. Mr. Elliott has served as a director of Sera Prognostics Inc. since March 2025. Mr. Elliott earned a bachelor’s degree in business administration from the University of Illinois at Urbana-Champaign and an M.B.A. from the University of Chicago Booth School of Business. Mr. Elliott is a CFA charterholder. Mr. Elliott’s qualifications for service as a member of the Quanterix Board include his knowledge and expertise in financial strategy, notably in the diagnostics sector.

Karen A. Flynn has served as a member of the Quanterix Board since June 2022. Ms. Flynn retired from her position as Chief Commercial Officer of Catalent, Inc. in September 2022, previously having served Catalent as President, Biologics and Chief Commercial Officer from January 2020 to October 2021. After retirement, Ms. Flynn served on an interim basis as Catalent’s President, Biomodalities from April 2023 to October 2023. Prior to joining Catalent, Ms. Flynn served as the Senior Vice President and Chief Commercial Officer of West Pharmaceutical Services, Inc from 2016 to 2019, having previously served as that company’s President, Pharmaceutical Packaging Systems since 2014. Ms. Flynn has served on the board of Sotera Health Company since November 2023 and the board of Stevanato Group since May 2024. She also is a member of the Board of Trustees of The Franklin Institute and serves in the Hesburgh Women of Impact mentorship program for the University of Notre Dame. Ms. Flynn is also a director of GermFree Laboratories. Previously, Ms. Flynn was a board member of Catalent from September 2022 to January 2024 and served on the Board of Directors for Recro Pharmaceuticals. Ms. Flynn holds a Master of Science in Business Administration from Boston University, a Master of Science in Engineering from the University of Pennsylvania and a Bachelor of Science in Pre-Professional Studies from the University of Notre Dame. Ms. Flynn’s qualifications for service as a member of the Quanterix Board include her experience leading high growth businesses and her extensive background in commercial strategy, strategic planning, innovation and quality management.

Sarah E. Hlavinka has served as a member of the Quanterix Board since 2019. Since 2022, Ms. Hlavinka has served as Executive Vice President, Chief Legal Officer and Corporate Secretary of The ODP Corporation, the parent company of Office Depot, LLC and a publicly-traded provider of business services, products and digital workplace technology solutions through an integrated B2B distribution platform. From August 2018 to March 2022, Ms. Hlavinka served as Senior Vice President, General Counsel and Secretary of Itron, Inc., a publicly traded technology and services company focused on critical infrastructure solutions. Prior to joining Itron, from January 2017 to July 2018, Ms. Hlavinka served as Executive Vice President, General Counsel and Secretary of Xerox Corporation, a publicly traded document management systems and solutions company. Prior to joining Xerox Corporation, from 2007 to 2017, Ms. Hlavinka served as Executive Vice President, General Counsel and Secretary of ABM Industries Incorporated, a publicly traded integrated facility services provider. She also served in various corporate legal roles in companies including Fisher Scientific International, Benchmark Electronics, and Hewlett Packard Company. Ms. Hlavinka served as the acting general counsel for Fisher

Scientific when it merged with Thermo Electron Corporation in 2006. Ms. Hlavinka currently serves as a member of the board of directors of Telesis Bio. Additionally, Ms. Hlavinka served as a director of Cigna Life Insurance Company of New York from 2013 to 2020. Ms. Hlavinka holds a J.D. from the University of Texas School of Law and a B.A. in history from Texas A&M University. Ms. Hlavinka’s qualifications for service as a member of the Quanterix Board include her significant experience as a senior executive of global companies operating in a variety of industries and her substantial expertise in corporate governance, mergers and acquisitions and risk management.

Martin D. Madaus, Ph.D. has served as a member of the Quanterix Board since 2010 and served as Chairman from August 2022 to March 2025. Dr. Madaus previously served as Quanterix’s Executive Chairman from November 2010 to June 2014, as Quanterix’s Chief Executive Officer from October 2011 to July 2012 and as Quanterix’s President from June 2011 to July 2012. On March 27, 2025, Dr. Madaus notified the Quanterix Board of his intention to resign from the Quanterix Board and each committee of the Quanterix Board on which he serves no later than the date of Quanterix’s 2025 annual meeting of stockholders. From September 2020 to April 2021, he served as the Chief Operations Officer of Sherlock Biosciences, Inc., a molecular diagnostics company. He also serves as Operating Executive to The Carlyle Group, a multinational private equity, alternative asset management and financial services corporation, since February 2019. From June 2014 to February 2019, Dr. Madaus served as Chairman and Chief Executive Officer at OrthoClinical Diagnostics, Inc., a diagnostics company that makes products and diagnostic equipment for blood testing. Previously, Dr. Madaus was the Chairman, President and Chief Executive Officer of Millipore Corporation, a life sciences company serving the bioscience research and biopharmaceutical manufacturing industry, from 2005 to 2010, when Millipore was acquired by Merck KGaA. Dr. Madaus currently serves as a member of the board of directors of the following companies: Hologic, Inc. (NASDAQ: HOLX), Repligen Corp (NASDAQ:RGEN), Azenta, Inc. (NASDAQ: AZTA), Emulate, Inc., Unchained Labs, Inc., and Syntis Bio. Dr. Madaus served as a member of the board of directors of Standard Biotools (NASDAQ:LAB) from January 2022 until January 2024 when it acquired SomaLogic. Dr. Madaus received a Doctor of Veterinary Medicine from the University of Munich in Germany and a Ph.D. in Veterinary Medicine from the Veterinary School of Hanover in Germany. Dr. Madaus’s qualifications for service as a member of the Quanterix Board include his extensive public and private company board experience and his substantial knowledge of and managerial experience in the diagnostics industry.

Ivana Magovčević-Liebisch, Ph.D., J.D. has served as a member of the Quanterix Board since October 2024. She has served as President and Chief Executive Officer of Vigil Neuroscience, Inc. and as a member of their board of directors since July 2020. Prior to Vigil, Dr. Magovčević-Liebisch was Executive Vice President, Chief Business Officer at Ipsen, a pharmaceutical company, from March 2018 to April 2020, where she led the External Innovation, Business Development and Alliance Management functions. Prior to Ipsen, Dr. Magovčević-Liebisch was Executive Vice President, Chief Strategy and Corporate Development Officer at Axcella Health Inc. from May 2017 to March 2018, and Senior Vice President, Head of Global Business Development for the specialty drug business at Teva Pharmaceutical Industries Ltd. from March 2013 to May 2017. Dr. Magovčević-Liebisch previously worked at Dyax Corp. (acquired by Shire plc, now Takeda Pharmaceutical Co Ltd) from April 2001 to March 2013 in management roles of increasing scope and responsibility, including Executive Vice President and Chief Operating Officer, where she launched the company’s first drug, Kalbitor® for an orphan indication, Hereditary Angioedema. Dr. Magovčević-Liebisch began her biopharma career at Transkaryotic Therapies, Inc. (acquired by Shire plc, now Takeda Pharmaceutical Co Ltd), where she was Director of Intellectual Property and Patent Counsel from 1998 to 2001. Dr. Magovčević-Liebisch is currently a member of the board of directors of Acrivon Therapeutics, Inc. Previously, she was the Chairperson of the board of directors of ABSCI Corporation and was a member of the board of directors of Aeglea BioTherapeutics, Inc. (now Spyre Therapeutics, Inc.) and Applied Genetic Technologies Corporation (acquired by Syncona Ltd, now Beacon Therapeutics Holdings Ltd). Dr. Magovčević-Liebisch is also a trustee of the Boston Museum of Science and of the Boston Ballet, and overseer of Beth Israel Deaconess Medical Center. She received a BA in Biology and Chemistry from Wheaton College, a Ph.D. in Genetics from Harvard University, and a J.D. in High Technology Law from Suffolk University Law School. Dr. Magovčević-Liebisch’s qualifications for service as a member of the Quanterix Board include over 25 years of senior management experience in the biotechnology and pharmaceutical industry.

Paul M. Meister has served as a member of the Quanterix Board since 2013. Mr. Meister is a partner in Novalis LifeSciences, a life science focused venture firm, and is Co-Founder and Chief Executive Officer of Liberty Lane Partners, LLC, a private investment company with diverse investments in healthcare, technology, and distribution-related industries. Mr. Meister served as President of MacAndrews & Forbes from 2014 to 2018. Mr. Meister also served as Executive Vice Chairman of Revlon, Inc., a leading beauty products company, on an interim basis from January 2018 to November 2018, when the Chief Executive Officer of Revlon, Inc. resigned. Mr. Meister previously served as Chairman and Chief Executive Officer of inVentiv Health (now known as Syneos Health, Inc.), a provider of commercial, consulting, and clinical research services to the pharmaceutical and biotech industries, from 2010 to 2015. Mr. Meister was Chairman of Thermo Fisher Scientific, Inc., a scientific instruments equipment and supplies company, from November 2006 to April 2007. He was previously an executive officer of Fisher Scientific International, Inc, a predecessor of Thermo Fisher Scientific, Inc. from 1991 to 2006. Mr. Meister has served as a director of Aptiv PLC, a leading global technology and mobility company primarily serving the automotive sector, since 2019; Amneal Pharmaceuticals, Inc., a global pharmaceutical company, since 2019; and Oaktree Acquisitions Corp III, a company incorporated for the purpose of effecting a business combination with one or more businesses, since 2024. He also previously served as a director of Oaktree Acquisitions Corp from 2019 to 2020, Oaktree Acquisitions Corp II from 2020 to 2022, Scientific Games Corporation, which provides customized, end-to-end solutions to the gaming industry, from 2012 to 2020, LKQ Corporation, a distributor of vehicle products, from 1999 to 2018, vTv Therapeutics, Inc., a clinical-stage biopharmaceutical company, from 2015 to 2018 and Revlon, Inc. from 2016 to 2019. Mr. Meister is Co-Chair of the University of Michigan’s Life Sciences Institute External Advisory Board and Chair of the Provost’s Advisory Committee. Mr. Meister has an M.B.A. from Northwestern University and a B.A. from the University of Michigan. Mr. Meister’s qualifications for service as a member of the Quanterix Board include his financial and investment expertise and his extensive knowledge of the life sciences industry.

David R. Walt, Ph.D. was Quanterix’s founding scientist and has served as a member of the Quanterix Board since 2007. Since 2017, Dr. Walt has served as Hansjörg Wyss Professor of Biologically Inspired Engineering and Professor of Pathology at Harvard Medical School in the Department of Pathology at the Brigham and Women’s Hospital and as a core faculty member of the Wyss Institute for Biologically Inspired Engineering. He is also a Howard Hughes Medical Institute Professor. He previously served as University Professor, Professor of Chemistry, Professor of Biomedical Engineering, Professor of Genetics, Professor of Neuroscience, Professor of Cell and Molecular Biology, and Professor of Oral Medicine at Tufts University, from 1981 to 2017. Dr. Walt was also the founding scientist of Illumina, Inc. and served as a member of its board of directors from 1998 to 2016. He served on the board of directors of Cerulean Pharma Inc. (which was acquired by Daré Bioscience, Inc.) from 2016 to 2017. From 2013 to 2021, Dr. Walt served on the board of directors of Exicure, Inc., a publicly traded company that develops therapeutics for immuno-oncology, inflammatory diseases and genetic disorders. Dr. Walt was also a founder and currently serves as a member of the board of directors of Arbor Biotechnologies, Inc., Protillion Biosciences, and Vizgen. He has received numerous national and international awards and honors for his fundamental and applied work in the field of optical sensors, microwell arrays and single molecule detection. He is a member of the U.S. National Academy of Engineering, U.S. National Academy of Medicine, the American Philosophical Society, American Academy of Arts and Sciences, a fellow of the American Institute for Medical and Biological Engineering, a fellow of the National Academy of Inventors, and a fellow of the American Association for the Advancement of Science. He has been inducted in the U.S. National Inventors Hall of Fame. Dr. Walt has a B.S. in Chemistry from the University of Michigan and a Ph.D. in Chemical Biology from Stony Brook University. Dr. Walt’s qualifications for service as a member of the Quanterix Board include his experience in developing life sciences companies and his expertise in chemistry, diagnostics technologies and biomedical engineering.

Quanterix Director Independence

The Quanterix Board reviewed the materiality of any relationship that each of the Quanterix directors has with Quanterix Corporation, either directly or indirectly, including those described in the section titled “—Certain Relationships and Related Person Transactions.” Based upon this review, the Quanterix Board determined that the following directors are “independent directors” as defined by Nasdaq: William Donnelly, Jeffrey Elliott, Karen Flynn, Sarah Hlavinka, Martin Madaus, Ph.D., Ivana Magovčević-Liebisch, Ph.D., J.D., Paul Meister, and David Walt, Ph.D. Each of the members of the Audit Committee, Compensation Committee and Nominating and Governance Committee of the Quanterix Board are independent in accordance with the requirements of Nasdaq.

There are no family relationships between or among any of Quanterix’s directors. The principal occupation and employment during the past five years of each of Quanterix’s directors was carried on, in each case except as specifically identified above, with a corporation or organization that is not a parent, subsidiary or other affiliate of Quanterix. There is no arrangement or understanding between any of Quanterix’s directors and any other person or persons pursuant to which he or she is to be selected as a director.

There are no legal proceedings to which any of Quanterix’s directors is a party adverse to Quanterix or any of its subsidiaries or in which any such person has a material interest adverse to Quanterix or any of its subsidiaries.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee of the Quanterix Board has at any time during the prior three years been one of Quanterix’s officers or employees. None of Quanterix’s executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Quanterix Board or Compensation Committee of the Quanterix Board. For a description of any transactions between Quanterix and members of the Compensation Committee of the Quanterix Board and affiliates of such members, see the section titled “—Certain Relationships and Related Person Transactions.”

Certain Relationships and Related Person Transactions

Since January 1, 2023, Quanterix has engaged in the following transactions with directors of Quanterix, director nominees, executive officers and holders of more than 5% of Quanterix Common Stock, which is referred to as principal stockholders of Quanterix, and affiliates or immediate family members of directors of Quanterix, executive officers and principal stockholders. Quanterix believes that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Quanterix entered into a License Agreement with Tufts in 2007, as amended in 2013, 2017 and 2020, pursuant to which Quanterix obtained an exclusive, worldwide license to Quanterix’s core Simoa technology, and entered into additional license agreements with Tufts to certain related technology. David R. Walt, Ph.D., one of the directors of Quanterix, founding scientist and an inventor of the Simoa technology, previously served as a professor at Tufts. Under these licenses, Quanterix is required to pay Tufts royalties on net sales of licensed products and services as well as a portion of Quanterix’s applicable sublicense revenues. For the year ended December 31, 2024, Quanterix recorded royalty expense of approximately $2.1 million under these licenses. Tufts pays a portion of the royalties and license payments received from Quanterix to Dr. Walt pursuant to an arrangement between Tufts and Dr. Walt, the amount of which is determined on a formulaic basis.

In August 2022, Quanterix also entered into a license agreement with Harvard University related to immunoassay technology developed by Dr. Walt at Harvard and Brigham and Women’s Hospital. In connection with entering into this agreement, Quanterix paid Harvard an upfront fee of $625,000 in 2022. Under this license, Quanterix is required to pay Harvard royalties on net sales of licensed products and services as well as a portion of Quanterix’s applicable sublicense revenues. During the year ended December 31, 2024, Quanterix recorded no royalty expense under this license. Harvard is obligated to pay a portion of the payments received from Quanterix to Dr. Walt pursuant to an arrangement between Harvard and Dr. Walt. Quanterix also sells products and services to laboratories affiliated with Harvard and Brigham and Women’s Hospital that are overseen by Dr. Walt. For the year ended December 31, 2024, Quanterix recorded revenue from these sales of approximately $2.2 million.

Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance

Quanterix has entered into indemnification agreements with each of the executive officers and directors of Quanterix. The indemnification agreements, the Quanterix Charter and the Quanterix Bylaws require Quanterix to indemnify the directors of Quanterix to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the Quanterix Bylaws also require Quanterix to advance expenses incurred by directors and officers of Quanterix.

Quanterix’s stock option and grant plan, approved in 2007, and the 2017 Plan, also provide that the directors of Quanterix (and in the case of the 2017 Plan, Quanterix employees) will not be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the respective plan, and the members of the Quanterix Board and any committee administering the plan will be entitled to indemnification and reimbursement by Quanterix in respect of any claim, loss, damage or expense (including reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors’ and officers’ liability insurance coverage which may be in effect from time to time.

Quanterix also maintains a general liability insurance policy which covers certain liabilities of directors and officers of Quanterix arising out of claims based on acts or omissions in their capacities as directors or officers.

Policies and Procedures for Related Party Transactions

Pursuant to its charter, the Audit Committee of the Quanterix Board (the “Quanterix Audit Committee”) is responsible for reviewing and approving, prior to Quanterix’s entry into any such transaction, all transactions reportable by Quanterix under Item 404 of Regulation S-K in which Quanterix is a participant and in which any parties related to Quanterix, including executive officers of Quanterix, directors of Quanterix, beneficial owners of more than 5% of Quanterix securities, immediate family members of the foregoing persons and any other persons whom the Quanterix Board determines may be considered related persons under Item 404 of Regulation S-K, has or is expected to have a direct or indirect material interest.

In reviewing and approving such transactions, the Quanterix Audit Committee will obtain, or will direct the management of Quanterix to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion will be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chair of the Quanterix Audit Committee in some circumstances. No related person transaction will be entered into prior to the completion of these procedures.

The Quanterix Audit Committee or its chair, as the case may be, will approve only those related person transactions that are determined to be in, or not inconsistent with, the best interests of Quanterix and Quanterix stockholders, taking into account all available facts and circumstances as the committee or the chair determines in good faith to be necessary in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to Quanterix; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of the Quanterix Audit Committee will participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members has an interest.

Ownership of the Combined Company

Based on the number of shares of Quanterix Common Stock and Akoya Common Stock outstanding as of May 1, 2025 upon completion of the Merger, Quanterix stockholders are expected to own approximately 84.20% of the outstanding Quanterix Common Stock and Akoya stockholders are expected to own approximately 15.80% of the outstanding Quanterix Common Stock.

Regulatory Approvals and Related Matters

U.S. Antitrust Authorities

The obligations of Quanterix and Akoya to consummate the Merger are subject to, among other conditions, the expiration or earlier termination of any waiting period (and any extension thereof) under the HSR Act.

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a notification and report form with the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”). A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective notification and report forms.

If the Antitrust Division or the FTC issues a Request for Additional Information and Documentary Material (a “Second Request”) prior to the expiration of this initial 30-calendar-day waiting period, the transaction cannot close until the parties observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless such second waiting period is terminated earlier. The parties filed their respective notification and report forms pursuant to the HSR Act on January 24, 2025 and the 30-calendar-day waiting period under the HSR Act expired at 11:59 p.m. Eastern Time on February 24, 2025.

At any time before the Effective Time, notwithstanding the expiration or termination of the waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act, the FTC or the Antitrust Division of the Department of Justice, or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest with respect to the Merger, including seeking to enjoin the completion of the Merger, to rescind the Merger or to conditionally approve the Merger upon the divestiture of assets, or to impose restrictions on the operations of Akoya or Quanterix following the completion of the Merger. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the Merger will not be challenged on antitrust grounds or, if such a challenge is made, that the challenge will not be successful.

Subject to the conditions set forth in the Merger Agreement, Akoya and Quanterix have agreed to use reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to carry out the intent and purposes of the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including by using their respective reasonable best efforts (i) to cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by the Merger Agreement; (ii) to give all notices required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement; and (iii) to obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained from a governmental body or a party to any material contract.

Other Governmental Approvals

Neither Quanterix nor Akoya is aware of any material governmental approvals or actions that are required for completion of the Merger other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought. In addition, it is a condition to the Closing of the Merger that any mandatory waiting period or required clearance, approval or consent applicable to the Merger under any applicable competition or antitrust law has expired or has been obtained (except where the failure to observe such waiting period or obtain a clearance, approval or consent would not have a material adverse effect), and each other clearance, approval or consent with respect to the Merger by any relevant governmental authority asserting jurisdiction under any applicable antitrust law is deemed to be cleared, approved or consented to under such antitrust laws.

Litigation

As of the date of this proxy statement/prospectus, two substantially similar complaints had been filed by putative Akoya stockholders challenging certain disclosures in the proxy statement/prospectus. The complaints were filed on April 22, 2025 and April 23, 2025, in the Supreme Court of New York and name as defendants Akoya and each member of the Akoya Board (collectively, the “Akoya Defendants”). The complaints purport to assert claims under the common law of New York for negligent misrepresentation and concealment and negligence. The complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger until such time as additional disclosures relating to the Merger are made; (ii) rescission or actual and punitive damages in the event the Merger is consummated; and (iii) an award of plaintiffs’ expenses and attorneys’ fees. As of the date of this proxy statement/prospectus, Akoya and Quanterix have each received demand letters, all of which generally allege that the Original Proxy Statement/Prospectus omitted material information.

Additional demand letters or lawsuits may be received by or filed against Akoya, the Akoya Board, Quanterix and/or the Quanterix Board in connection with the Merger and this proxy statement/prospectus.

U.S. Federal Securities Law Consequences

Assuming the effectiveness of the registration statement on Form S-4, including any post-effective amendment, of which this proxy statement/prospectus forms a part, the Quanterix Common Stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for Quanterix Common Stock issued to any Akoya stockholder who may be deemed an “affiliate” of Quanterix after the completion of the Merger. This proxy statement/prospectus does not cover resales of Quanterix Common Stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this proxy statement/prospectus, or the registration statement on Form S-4, including any post-effective amendment, of which this proxy statement/prospectus forms a part, in connection with any resale of Quanterix Common Stock.

Accounting Treatment

Quanterix and Akoya prepare their respective financial statements in accordance with GAAP. The accounting guidance for business mergers requires the determination of the target, the purchase price, the acquisition date, the fair value of assets and liabilities of the target and the measurement of goodwill. The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Quanterix will be the acquirer for financial accounting purposes and Akoya will be treated as the acquiree, based on a number of factors considered at the time of preparation of this proxy statement/prospectus, including, but not limed to, the equity instruments to the issued and the intended corporate governance and senior management structure of the combined organization.

Listing of Quanterix Common Stock; Delisting and Deregistration of Akoya Common Stock

It is a condition to the Merger that Quanterix submit to Nasdaq a notification of the shares of Quanterix Common Stock to be issued to Akoya stockholders in connection with the Merger. If the Merger is completed, Akoya Common Stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act, following which Akoya will no longer be required to file periodic reports with the SEC with respect to Akoya Common Stock.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary set forth below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety for a more complete understanding because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The Merger Agreement and the summary of its terms and conditions in this proxy statement/prospectus have been included to provide information about the material terms and conditions of the Merger Agreement. The summary and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Akoya, Quanterix, or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement are made by Quanterix, Akoya and Merger Sub only for the purposes of the Merger Agreement and are qualified and subject to certain limitations and exceptions agreed to by Quanterix, Akoya and Merger Sub in connection with negotiating the terms of the Merger Agreement, including being qualified by reference to confidential disclosures made at the time of the entry into the Original Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated with the principal purpose of allocating contractual risk between the parties to the Merger Agreement rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, including being qualified by reference to confidential disclosures made at the time of the entry into the Original Merger Agreement. The representations and warranties in the Merger Agreement will not survive the completion of the Merger. Moreover, such representations and warranties were made as of the date of the Original Merger Agreement, the date of the Merger Agreement or such other date as provided in the Merger Agreement. Accordingly, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the applicable date as of which such representations and warranties were made in the Merger Agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Quanterix, Akoya, Merger Sub or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

Structure

At the Effective Time, Merger Sub will be merged with and into Akoya, the separate corporate existence of Merger Sub will cease, and Akoya will continue as the Surviving Corporation and as a wholly owned subsidiary of Quanterix. The Surviving Corporation will continue to exist under the laws of the State of Delaware. At the Effective Time and by virtue of the Merger, Akoya’s certificate of incorporation will be amended and restated in its entirety as set forth on Exhibit A of the Merger Agreement, and the bylaws of Merger Sub in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation except that all references to Merger Sub therein will be deemed to be references to “Akoya Biosciences, Inc.”

Consummation and Effectiveness of the Merger

The closing of the Merger is required to take place no later than the third business day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions to Closing (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such conditions), unless another date is mutually agreed upon in writing by Akoya, Quanterix and Merger Sub. The Merger will become effective at the time a certificate of merger for the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as agreed by Quanterix and Akoya and specified in such certificate of merger.

Post-Closing Governance

The Merger Agreement provides that, as of the Effective Time, the Quanterix Board will consist of nine directors, seven of whom will be existing members of the Quanterix Board and two of whom will be nominated by the Akoya Board prior to the Effective Time and replace two existing members of the Quanterix Board, who would resign as directors of Quanterix as of immediately prior to the Effective Time. The two existing members of the Quanterix Board who will be replaced will be from two different classes, with terms of office that do not expire at the same time.

From and after the Effective Time, the directors and officers of Merger Sub as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation until any respective successors have been duly elected.

Merger Consideration

At the Effective Time, by virtue of the Merger: (i) the Excluded Shares, consisting of each share of Akoya Common Stock held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Akoya or Quanterix, or by Akoya as treasury shares, in each case will be cancelled and retired without consideration and (ii) each share of Akoya Common Stock outstanding immediately prior to the Effective Time, other than Excluded Shares or Dissenting Shares, will be cancelled and converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as such Exchange Ratio may be adjusted in accordance with the Merger Agreement) and (B) $0.38 in cash, without interest.

No fractional shares of Quanterix Common Stock will be issued in connection with the Merger, and Akoya stockholders who would have otherwise been entitled to receive a fraction of a share of Quanterix Common Stock will receive cash in lieu of fractional shares, which cash payments will be determined based on the Average Quanterix Stock Price.

The aggregate number of shares of Quanterix Common Stock to be issued in connection with the transactions contemplated in the Merger Agreement (including with respect to Rollover RSUs, Settled RSUs and Settled Options, as well as Dissenting Shares as to which the holder thereof may fail to perfect, waive, withdraw or may otherwise lose the right to appraisal) will not exceed 19.99% of the issued and outstanding shares of Quanterix Common Stock (the “Maximum Share Number”). If the aggregate number of shares of Quanterix Common Stock to be so issued would exceed the Maximum Share Number, (i) the Exchange Ratio will be reduced to the minimum extent necessary (rounded down to four decimal places) such that such aggregate number of shares of Quanterix Common Stock does not exceed the Maximum Share Number (the amount of such reduction, the “Exchange Ratio Reduction Amount”) and (ii) the Per Share Cash Consideration will be increased by an amount equal to the product of (A) the Average Quanterix Stock Price and (B) the Exchange Ratio Reduction Amount (rounded down to the nearest one-hundredth of a cent). However, in no event will such additional cash consideration result in the aggregate Cash Consideration exceeding $20 million.

The aggregate Cash Consideration to be paid in connection with the transactions contemplated in the Merger Agreement (including with respect to Rollover RSUs, Settled RSUs and Settled Options, as well as Dissenting Shares as to which the holder thereof may fail to perfect, waive, withdraw or may otherwise lose the right to appraisal) will not exceed $20 million. If such aggregate Cash Consideration would exceed $20 million, (i) the Per Share Cash Consideration will be reduced to the minimum extent necessary (rounded down to the nearest whole cent) such that such aggregate Cash Consideration does not exceed $20 million (the amount of such reduction, the “Cash Reduction Amount”) and (ii) the Exchange Ratio will be increased by a number of shares of Quanterix Common Stock equal to the quotient of (A) the Cash Reduction Amount and (B) the Average Quanterix Stock Price. However, in no event will such additional shares of Quanterix Common Stock result in the aggregate number of shares of Quanterix Common Stock issued in connection with the Merger Agreement exceeding the Maximum Share Number.

Appraisal Rights

No Dissenting Shares will be converted into or represent a right to receive the Merger Consideration. Instead, holders of Dissenting Shares will only be entitled to payment of the fair value of such Dissenting Shares determined in accordance with Section 262 of the DGCL. If, before or after the Effective Time, a holder of Dissenting Shares fails to perfect, waives, withdraws or otherwise loses the right to appraisal under Section 262 of the DGCL, such Dissenting Shares will be treated as if they had been converted into and represent only the right to receive the Merger Consideration upon surrender of the share certificate thereof or book-entry share. For more information on appraisal rights, please see the section titled “Appraisal Rights.”

Exchange of Shares

Prior to the closing, Quanterix and Akoya will mutually select a bank or trust company to act as exchange agent in the Merger (the “Exchange Agent”). Prior to or concurrently with the Effective Time, Quanterix is required to deliver to the Exchange Agent, for exchange in accordance with the Merger Agreement, (i) newly issued book-entry shares representing the maximum number of whole shares of Quanterix Common Stock to be issued as Stock Consideration pursuant to the Merger Agreement and (ii) cash sufficient to (A) pay the Cash Consideration payable pursuant to the Merger Agreement and (B) make payments in lieu of fractional shares.

Upon receipt of an “agent’s message” by the Exchange Agent, each holder of uncertificated shares of Akoya Common Stock (other than in respect of Excluded Shares and Dissenting Shares) will be entitled to receive the applicable Per Share Cash Consideration and evidence of shares in book-entry form representing the number of whole shares of Quanterix Common Stock that the holder is entitled to receive as Stock Consideration (and cash in lieu of any fractional shares), and each such book-entry share will be immediately cancelled.

As promptly as reasonably practicable after the Effective Time, Quanterix will cause the Exchange Agent to provide to the record holders of certificates formerly representing shares of Akoya Common Stock (other than in respect of Excluded Shares and Dissenting Shares) (i) a notice advising such holder of the effectiveness of the Merger; (ii) a letter of transmittal in customary form and containing such provisions as Quanterix and Akoya may reasonably specify (including a provision confirming that delivery of certificates shall be effected, and risk of loss and title to the Akoya Common Stock shall pass, only upon delivery of such certificates to the Exchange Agent); and (iii) instructions for use in effecting the surrender of the certificates in exchange for the applicable Merger Consideration. Upon surrender of a certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Quanterix, (A) the holder of such certificate will be entitled to receive in exchange the applicable Per Share Cash Consideration and evidence of shares in book-entry form representing the number of whole shares of Quanterix Common Stock that the holder is entitled to receive as Stock Consideration (and cash in lieu of any fractional shares) and (B) the certificate so surrendered will be immediately cancelled. Until surrendered, each certificate formerly representing shares of Akoya Common Stock will represent, from and after the Effective Time, only the right to receive the applicable portion of the Merger Consideration (and cash in lieu of any fractional shares) and any distribution or dividend with respect to shares of Quanterix Common Stock forming part of the Stock Consideration, the record date for which is after the Effective Time.

All shares of Quanterix Common Stock to be issued and delivered to the Exchange Agent as Stock Consideration will be deemed issued and outstanding as of the Effective Time, and whenever a dividend or other distribution is declared by Quanterix in respect of Quanterix Common Stock, the record date for which is at or after the Effective Time, that declaration will include dividends or other distributions in respect of all Quanterix Common Stock issuable pursuant to the Merger Agreement.

Any portion of the Merger Consideration delivered to the Exchange Agent that remains undistributed to holders of Akoya share certificates or book-entry shares as of the date one year after the Closing Date will be delivered to Quanterix upon demand, and any holders of certificates or book-entry shares who has not theretofore surrendered their certificates or book-entry shares to the Exchange Agent, as well as any holders of book-entry shares who have not theretofore cashed any check payable to them shall thereafter look only to Quanterix for satisfaction of their claims for any portion of the Merger Consideration, cash in lieu of fractional shares of Quanterix Common Stock and any dividends or distributions with respect to Quanterix Common Stock.

Each of Akoya, Quanterix, Merger Sub and the Surviving Corporation (as applicable) are entitled to deduct or withhold such amounts as are required under applicable law to be withheld from the amounts payable under the Merger Agreement, and the Exchange Agent will be entitled to so deduct or withhold to the extent it is entitled as set forth in the general instructions in the letter of transmittal.

Treatment of Akoya Equity Awards

Akoya RSUs

As of immediately prior to the Effective Time, each Rollover RSU will automatically be converted into an award of restricted stock units with respect to the right to receive, upon vesting, the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Rollover RSU award immediately prior to the Effective Time and treating such Rollover RSUs in the same manner as outstanding shares of Akoya Common Stock for such purposes. Such Rollover RSUs will be otherwise subject to the same terms and conditions, including vesting, as were applicable to the relevant Akoya RSU.

As of immediately prior to the Effective Time, each Settled RSU, including such Akoya RSUs that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time and are so accelerated in accordance with their terms, will automatically be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Akoya RSU.

Akoya Options

As of immediately prior to the Effective Time, each Akoya Option that is outstanding will, if unvested, become vested, and automatically:

•

terminate and be cancelled without any consideration being payable if the per share exercise price for the shares of Akoya Common Stock underlying such Akoya Option is equal to or greater than the Per Share Merger Consideration Value (which is the sum of (i) the Per Share Cash Consideration and (ii) the product of the Per Share Stock Consideration and the Average Quanterix Stock Price); and

•

in the case of Settled Options (i.e., those with a per share exercise price for the shares of Akoya Common Stock underlying such Akoya Option that is less than the Per Share Merger Consideration Value), terminate and be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of a number of shares of Akoya Common Stock determined assuming a synthetic cashless exercise of such Settled Options as determined based on the aggregate excess of the per share exercise price of such Settled Options divided by the Per Share Merger Consideration Value.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Akoya and Quanterix. The representations and warranties in the Merger Agreement were made by Akoya and Quanterix, as the case may be, (i) in most cases as of the Original Execution Date and (ii) only in the cases where expressly provided in the Merger Agreement, as of the execution date of the Merger Agreement or an earlier date. The representations and warranties made by Quanterix and Akoya are subject to exceptions and qualifications (including exceptions based on materiality or a Material Adverse Effect, as discussed below). In addition, the representations and warranties made by Akoya and Quanterix in the Merger Agreement are qualified by certain documents filed with or furnished to the SEC by Quanterix or Akoya and the confidential disclosure letters delivered by Akoya to Quanterix and by Quanterix to Akoya in connection with the execution of the Original Merger Agreement.

Both Akoya and Quanterix made representations and warranties in the Merger Agreement relating to the following matters, among others, as it respectively pertains to themselves:

●	organization, standing and corporate power;
●	corporate authority to enter into and perform under the Merger Agreement, and the enforceability of the Merger Agreement;
●	their capitalization and ownership of any equity interests issued by them;
●	the ownership and capital structure of their subsidiaries;
●	the absence, as a result of the execution and performance of the Merger Agreement, of any conflict with or violation of their organizational documents, any conflict with or violation of applicable laws or government orders, any conflict with or breach or default under, or creation of any lien on any of their assets, or necessity of any authorization, consent, waiver, notice or similar action, in each case under any material contract to which they are a party;
●	any required notices to government bodies or consents from government bodies or other persons in connection with the execution and performance of the Merger Agreement or consummation of the transactions contemplated by the Merger Agreement;
●	SEC reports, disclosure controls and procedures, and financial statements;
●	the absence of certain undisclosed liabilities;

●	the absence of certain material changes or events, including the absence of a Material Adverse Effect, in each case since September 30, 2024;
●	title to their respective properties;
●	tax matters;
●	intellectual property matters;
●	data protection and privacy matters;
●	litigation;
●	employee benefit plans;
●	compliance with applicable laws and the holding of necessary permits;
●	FDA and regulatory matters;
●	brokerage commissions or similar fees due in connection with the transactions contemplated by the Merger Agreement;
●	the information supplied by such party for inclusion or incorporation by reference in this proxy statement/prospectus;
●	the necessary approval of the board of directors of such party in connection with the transactions contemplated by the Merger Agreement and the necessary vote, if any, of such party’s stockholders in connection with the Merger Agreement; and
●	the receipt by the board of directors of such party of an opinion of its respective financial advisor in connection with the transactions contemplated by the Merger Agreement.

The Merger Agreement also contains additional representations and warranties made by Akoya relating to, among other things, the following:

●	real property leases;
●	certain material contracts and commitments to which Akoya is a party to or bound by;
●	insurance policies;
●	compliance with anti-corruption laws and requirements pertaining to trade sanctions;
●	compliance with environmental laws;
●	employment and labor matters; and
●	certain transactions with affiliates.

The Merger Agreement also contains additional representations and warranties made by Quanterix relating to its financial capability with respect to payment of the Cash Consideration and certain other cash amounts required to be paid in connection with the transactions contemplated by the Merger Agreement.

None of the representations, warranties or agreements contained in the Merger Agreement or in any certificate, document or instrument delivered pursuant to the Merger Agreement will survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Definition of “Material Adverse Effect”

Many of the representations and warranties in the Merger Agreement are qualified by a “Material Adverse Effect” standard with respect to the party making such representations and warranties.

“Material Adverse Effect” means, with respect to the applicable party, any change, effect, event, circumstance, occurrence, state of facts or development that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, other than if arising out of or resulting from:

●	general business or economic conditions affecting the industry in which such party operates;
●	any national or international political conditions;
●	certain natural disasters such as an earthquake, hurricane, tsunami, tornado, flood, mudslide, or wild fire, and certain others acts of God or force majeure events;
●	any epidemic, disease outbreak or pandemic, public health emergency or widespread occurrence of infectious disease;
●	financial, banking, or securities market conditions (including any disruption thereof and any decline in the price of any market index);
●	changes in GAAP;
●	changes in any applicable laws, rules, regulations, orders, or other binding directives issued by any governmental body after the Original Execution Date;
●	the taking of any action by such party that was or is expressly required to be taken by the Original Merger Agreement or the Merger Agreement (other than the requirement that such party operate its business in the ordinary course), the failure by such party to take any action that such party was or is expressly prohibited from taking by the Original Merger Agreement or the Merger Agreement, or any action taken by such party at the express written request of the other party that was or is not expressly required to be taken pursuant to the Original Merger Agreement or the Merger Agreement;
●	the public announcement of the Original Merger Agreement or the Merger Agreement or the pendency or consummation of the Merger, including its impact on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees;
●	any failure, in and of itself, by a party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (but the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a Material Adverse Effect);
●	any change, in and of itself, in the market price or trading volume of the securities of a party (but the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a Material Adverse Effect); or
●	any litigation asserted or commenced by, on behalf of or in the name of, against or otherwise involving such party, its board of directors or any committee thereof, or any of such party’s directors or officers, each as applicable, relating directly or indirectly to the Merger Agreement, the Merger or any of the other transactions contemplated thereby or disclosures of a party relating to the transactions contemplated thereby.

Each of the events referred to in the first through seventh items described in the above bullet points may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effect disproportionately affects the relevant party relative to other participants in the industries in which such party operates.

Conduct of Business Pending the Merger

Each of Akoya and Quanterix has agreed to certain covenants in the Merger Agreement restricting the conduct of its and its respective subsidiaries’ businesses between the date of the Original Merger Agreement and the Effective Time or, if applicable, the date on which the Merger Agreement is validly terminated (the “Pre-Closing Period”).

In General. In general, except as required by applicable law, as expressly required by the Merger Agreement, pursuant to certain actions described in the confidential disclosure letter delivered by such party to the other party in connection with the Original Merger Agreement, or with the prior written consent of the other party, during the Pre-Closing Period, each of Akoya and Quanterix will, and will cause its subsidiaries to, conduct its respective business and operations in all material respects in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to preserve intact its current business organizations and its relationships with material customers, suppliers, licensors, licensees, distributors, government bodies and other third parties that have material business relationships with such party.

Akoya Specific Restrictions. In addition to the general covenants described in the paragraph above with the heading “In General,” and subject to the same exceptions described in such paragraph and certain other specific exceptions that are described either below or otherwise in more detail in the Merger Agreement, during the Pre-Closing Period, Akoya is required not to, and to not permit any of its subsidiaries to:

●	declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares, or directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Akoya Options or Akoya RSUs;
●	(A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (1) any shares of capital stock or other ownership interest, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any rights, warrants or options to acquire or with respect to any such shares, capital stock, ownership interest or convertible or exchangeable securities or (4) any phantom equity or similar contractual rights; or (B) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan;
●	(A) increase the compensation or other benefits payable or provided to officers, directors, employees or persons employed through a professional employer organization (“PEO Staff”), except for increases in base wages or salary of employees or PEO Staff in the ordinary course of business consistent with past practice (including as a result of promotion to a non-officer position); (B) enter into, amend or terminate any employment, change of control, severance, retention or other contract with any current or former officer, director or employee or PEO Staff; (C) establish, adopt, enter into, amend or terminate any benefit plan for the benefit of any current or former officers, directors, employees, or PEO Staff or any of their beneficiaries; (D) enter into or amend any collective bargaining agreement or other agreement with a union, labor organization, works council or other employee representative body; (E) establish, adopt or enter into any plan, agreement or arrangement for the purpose of, or otherwise commit to, grossing up or indemnifying, or otherwise reimbursing any current or former employee, consultant, director or other service provider for any taxes; or (F) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any benefit plan;
●	hire or engage any employee, individual independent contractor or PEO Staff, except in the ordinary course of business with respect to individuals below the level of Vice President;
●	amend, or propose to amend, or permit the adoption of any amendment to any of its respective organizational documents;
●	effect a reclassification of shares, stock split, reverse stock split or similar transaction with respect to any shares of capital stock or other ownership interest;
●	merge or consolidate with any person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization;
●	make any capital expenditure (or incur any obligations or liabilities in respect thereof) except for capital expenditures in an amount not to exceed, in the aggregate, $1,000,000;

●	acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, except for the purchase of supplies and inventory from suppliers or vendors in the ordinary course of business consistent with past practice;
●	(A) create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any agreement or arrangement having the economic effect of any of the foregoing; (B) make any loans or advances; or (C) make any capital contributions to, or investments in, any other person;
●	enter into any contract that would materially restrict, after the Effective Time, Quanterix and its subsidiaries with respect to engaging or competing in any line of business or in any geographic area;
●	sell, transfer, license, sublicense, assign, mortgage, encumber or otherwise dispose of any assets, other than sales of obsolete equipment in the ordinary course and certain immaterial non-exclusive licenses of intellectual property;
●	commence, pay, discharge, settle, compromise or satisfy any pending or threatened litigation other than any settlement solely for monetary damages that is entered in the ordinary course or in an amount less than $250,000 individually or in the aggregate;
●	change any of its financial or tax accounting methods or practices, except as required by GAAP or law;
●	(A) change or revoke any material tax election, (B) file any material amended tax return or claim for refund of material taxes, (C) enter into any “closing agreement” as described in the Code affecting any material tax liability or refund of material taxes, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax, or (E) settle or compromise any material tax liability or refund of material taxes;
●	voluntarily terminate or cancel, assign, renew or agree to any material amendment of, material change in or material waiver under certain material contracts existing as of the Original Execution Date to which Akoya or its subsidiaries are a party to, or enter into any such material contracts, or amend or modify any other contract in a manner that would make it be such a material contract;
●	(A) extend, amend, condition, restrict, waive, cancel, abandon, withdraw, fail to renew, permit to lapse, modify or otherwise alter any rights in or to any material intellectual property, in each case in an adverse manner, (B) fail to diligently prosecute any material patent application or to maintain any issued patent, in each case, owned by Akoya or its subsidiaries, or fail to diligently prosecute or maintain any other material intellectual property owned by or licensed to Akoya and its subsidiaries as to which they control the prosecution or maintenance, (C) fail to renew (to the extent renewable) or voluntarily terminate any license for any material intellectual property or (D) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any material trade secret in a way that results in loss of material trade secret protection thereon;
●	cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of Akoya and its subsidiaries, to the extent available on commercially reasonable terms;
●	form any subsidiary; or
●	agree or commit to take any of the actions described in the bullet points above.

Quanterix Specific Restrictions.    In addition to the general covenants described in the paragraph above with the heading “In General,” and subject to the same exceptions described in such paragraph and certain other specific exceptions that are described either below or otherwise in more detail in the Merger Agreement or, in connection with the solicitation of, any discussions or negotiations relating to, the entry into any contract with respect to, or the consummation of, an Acquisition Proposal (as defined below) in respect of Quanterix, during the Pre-Closing Period, Quanterix is required not to, and to not permit any of its subsidiaries to:

●	declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares;
●	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (A) any shares of capital stock or other ownership interest; (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest; (C) any rights, warrants or options to acquire or with respect to any such shares or ownership interest or convertible or exchangeable securities; (D) any phantom equity or similar contractual rights; or (E) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan;
●	amend, or propose to amend, or permit the adoption of any amendment to any of its respective organizational documents;
●	effect a reclassification of shares, stock split, reverse stock split or similar transaction with respect to any shares of capital stock or other ownership interest;
●	merge or consolidate with any person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization;
●	acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, except for (A) the purchase of supplies and inventory from suppliers or vendors in the ordinary course of business consistent with past practice and (B) transactions with a value of less than $500,000 in any single instance or $1,500,000 in the aggregate;
●	change any of its financial or tax accounting methods or practices, except as required by GAAP or law; or
●	agree or commit to take any of the actions described in the bullet points above.

Obligation to Call Special Meeting

Akoya is required to duly give notice of, convene and hold a meeting of its stockholders in order to approve the adoption of the Merger Agreement. Such stockholders’ meeting must be held as promptly as practicable after this registration statement, as amended by any post-effective amendment, is declared effective under the Securities Act of 1933. Akoya is required to determine the record date for such meeting in consultation with Quanterix and, after such record date is chosen, Akoya will not change the record date without prior written consent of Quanterix. Akoya may not postpone or adjourn its stockholders’ meeting except (i) to solicit additional proxies for the purpose of obtaining the stockholder approval in the case Akoya determines in good faith that such approval is unlikely to be obtained, including due to the absence of a quorum, but the stockholders’ meeting may not be so adjourned or postponed by more than an aggregate of 30 days or to a date after the fifth business day preceding the Termination Date or (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Akoya has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Akoya’s stockholders prior to Akoya’s stockholders’ meeting.

Subject to the terms described in the section titled “— No Solicitation of Competing Proposals,” Akoya is required, through the Akoya Board, to recommend that its stockholders adopt the Merger Agreement and to use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and to take all other action necessary or advisable to secure such stockholder approval.

Unless the Merger Agreement is validly terminated, Akoya’s obligations to hold such stockholder meeting will not be affected by the receipt of any Acquisition Proposal (as defined below) or the making of any Change of Recommendation (as defined below), in each case with respect to itself.

Akoya must use reasonable best efforts to hold its stockholders’ meeting as soon as practicable after the date of the Merger Agreement.

No Solicitation of Competing Proposals

Akoya agreed not to, and to cause its subsidiaries and to use reasonable best efforts to cause its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents or other representatives not to, directly or indirectly:

●	initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;
●	participate or engage in discussions (except to advise the relevant third party of the applicable restrictions discussed herein or to clarify whether an inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations with, or disclose any non-public information or data or afford access to its properties, books or records to, any person or group (or any of their affiliates or representatives) that is seeking to make, has made or could be reasonably expected to make, or otherwise in connection with, an Acquisition Proposal;
●	enter into any contract (or any letter of intent, memorandum of understanding, agreement in principle or other similar contract or agreement) with respect to an Acquisition Proposal;
●	take any action or exempt any third party from the restrictions on “business combinations” or any similar provision contained in any applicable takeover laws or its organizational documents or grant a waiver under Section 203 of the DGCL; or
●	resolve, publicly propose or agree to do any of the foregoing actions.

However, prior to obtaining the applicable approval of its stockholders in connection with the Merger Agreement, Akoya and the Akoya Board may have discussions or negotiations with, or disclose any non-public information or data or afford access to Akoya’s properties, books or records to, a third party if (i) Akoya receives a bona fide unsolicited written Acquisition Proposal from such third party after the Original Execution Date and (ii) such proposal constitutes, and the Akoya Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to, a Superior Proposal (as defined below), and, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Akoya Board under applicable law. In that case, Akoya is required to (a) enter into a confidentiality agreement with such third party that, among other things, contains terms no less favorable to Akoya with respect to confidentiality than the terms of the confidentiality agreement entered into by Quanterix and Akoya and (b) provide Quanterix any information and data or access that is provided to the applicable third party that was not previously made available to Quanterix.

Any violation of the restrictions described above by a representative of Akoya will be considered a violation of such restrictions by Akoya.

The Akoya Board, and any committees thereof, as the case may be, are required not to, directly or indirectly (i) withhold, withdraw or publicly propose to withhold or withdraw the approval, recommendation and declaration of advisability by the Akoya Board or such committee with respect to the transactions contemplated by the Merger Agreement, (ii) fail to include such favorable recommendation in this proxy statement, (iii) propose publicly to recommend, adopt or approve any Acquisition Proposal, (iv) fail to publicly reaffirm or re-publish such favorable recommendation within five business days of being requested to do so by Quanterix, (v) fail to send to Akoya’s stockholders, within ten business days after the commencement of a tender or exchange offer relating to Akoya Common Stock, a statement disclosing that Akoya recommends rejection of such tender or exchange offer and reaffirming the favorable recommendation described in clause (i) of this paragraph, or (vi) approve or recommend, publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into any contract with respect to an Acquisition Proposal (the actions described in this foregoing paragraph being referred to as a “Change of Recommendation”).

However, at any time prior to obtaining Akoya’s stockholder approval in connection with the matters proposed in this proxy statement (but not after), the Akoya Board may (x) make a Change of Recommendation or (y) decide to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, in each case, only if:

●	(A) an Intervening Event (as defined below) with respect to Akoya has occurred or (B) Akoya receives a bona fide written Acquisition Proposal that has not been withdrawn and did not result from a breach of Akoya’s non-solicitation obligations, and the Akoya Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal;
●	the Akoya Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that failure to take such action in response to such Intervening Event or Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable law;
●	Akoya has provided Quanterix with written notice at least four business days in advance of taking any such action, containing a description of the applicable Intervening Event or specifying the material terms and conditions of such Superior Proposal, identifying the person or group making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal;
●	Akoya negotiates in good faith with Quanterix (to the extent Quanterix wishes to negotiate) during such four business day period to make such revisions to the terms of the Merger Agreement as would cease to warrant the taking of such action by the Akoya Board in response to an Intervening Event or as would cause such Acquisition Proposal to cease to be a Superior Proposal; and
●	at the end of such four business day period, the Akoya Board determines in good faith (after consultation with its outside legal counsel and financial advisor and taking into account any alternative transaction proposed in writing by Quanterix, all financial, legal, regulatory and other terms and conditions of any such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and, if applicable, the Superior Proposal) that the failure to take such action in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law, or that such Superior Proposal continues to constitute a Superior Proposal and that the failure to make a Change of Recommendation or terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable law.

Any amendment to the financial terms and any other material amendment to any Acquisition Proposal received by Akoya will be deemed to be a new Acquisition Proposal and will require a new notice as described above, except that the notice periods and opportunity to negotiate new terms as described above will be for an additional two business days, instead of four business days.

For purposes of this proxy statement and the Merger Agreement:

●	“Acquisition Proposal” means, with respect to the applicable party, any proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement) involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes 20% or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of such party and its subsidiaries, taken as a whole, by any person or group, (b) direct or indirect issuance, acquisition or purchase of 20% or more of any class of equity securities or capital stock of such party or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of such party and its subsidiaries, taken as a whole, by any person or group, (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization or other similar transaction that if consummated would result in any person or group beneficially owning 20% or more of any class of equity securities of such party or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of such party and its subsidiaries, taken as a whole or (d) any combination of the foregoing clauses (a) through (c).
●	“Intervening Event” means, with respect to the applicable party, any material event or development or material change in circumstances first occurring or arising after the Original Execution Date to the extent that such event, development or change in circumstances (a) was neither known to, nor reasonably foreseeable by, or, if known or reasonably foreseeable, the consequences of which were neither known to, nor reasonably foreseeable by, the board of directors of such party prior to the

Original Execution Date and becomes known to the board of directors of such party prior to the receipt of Akoya’s stockholder approval in connection with the Merger Agreement, and (b) does not relate to an Acquisition Proposal or a Superior Proposal with respect to such party or any inquiry or communications relating thereto. Neither any changes in the market price or trading volume of the shares of Akoya, nor the fact that such party fails to meet, meets or exceeds internal or published projections, forecasts or revenue or earnings or other financial performance or results of operations predictions for any period, will be considered an Intervening Event (but the underlying causes of such change or fact may be taken into account in determining if there is an Intervening Event).
●	“Superior Proposal” means, with respect to the applicable party, any bona fide written Acquisition Proposal made by any person or group after the Original Execution Date and not as a result of a breach of the non-solicitation obligations described above, to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (a) 50% or more of the consolidated assets of such party and its subsidiaries, taken as a whole, or (b) 50% or more of the equity securities of such party, in each case, on terms which the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel and taking into account all relevant financial, legal, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement, including any alternative transaction or modifications to the terms of the Merger Agreement proposed by the other party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) (i) to be more favorable to such party’s stockholders (solely in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by the Merger Agreement and to any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by the other party to the Merger Agreement and (ii) is reasonably likely to be consummated on the terms proposed.

Efforts to Consummate the Merger

Each of Quanterix and Akoya has agreed to, no later than ten business days of the Original Execution Date, make its respective filing of a Notification and Report Form under the HSR Act in connection with the transactions contemplated by the Merger Agreement. Akoya and Quanterix each made such respective filing on January 24, 2025. Each of Quanterix and Akoya agreed to promptly provide the other with any information required in order to effectuate such filings or such other information as is reasonably required by a governmental body, and to keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, including by promptly furnishing each other any communications received from a governmental body and consulting and cooperating with one another in connection with any written submissions to be submitted by the other party in connection with proceedings under applicable antitrust or merger control laws in connection with the transactions contemplated by the Merger Agreement. Quanterix is required to pay all filing fees required in connection with any such antitrust or merger control filings, including under the HSR Act.

Each of Quanterix and Akoya must use reasonable best efforts to (i) take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to carry out the intent and purposes of the Merger Agreement and to consummate the transactions contemplated thereby, (ii) cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by the Merger Agreement, (iii) give all notices required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement and (iv) obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained from a governmental body or a party to any material contract. However, Quanterix is not obligated to and has disclaimed any obligations to propose, negotiate, commit to or effect, the sale, divestiture, license or disposition of any of its assets, properties or businesses, those that would be acquired by virtue of the Merger, or to terminate, modify, transfer or take any other action with respect to any existing relationships or contractual rights and obligations of Quanterix or any of its subsidiaries or affiliates.

Indemnification of Officers and Directors

Quanterix has agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time in favor of the present and former director or officers of Akoya, as provided in Akoya’s organizational documents or any indemnification agreements between such directors or officers and Akoya will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time.

For a period of six years following the Effective Time, Quanterix has agreed to cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions equivalent to the provisions of the certificate of incorporation and bylaws of Akoya and its subsidiaries as in effect immediately prior to the Effective Time with respect to acts or omissions or other matters occurring prior to the Effective Time and not to amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the intended beneficiaries of such provisions.

Prior to the Effective Time, Akoya must purchase a six-year “tail” policy with terms, conditions, retentions and limits of liability no less favorable than the coverage provided under Akoya’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time, and Quanterix must cause such policy to be maintained in full force and effect, for its full term. Akoya and the Surviving Corporation are not required to pay for such “tail” policy in excess of 300% of the last annual premium paid by Akoya prior to the Original Execution Date under its current existing policies covering such matters.

Employee Matters

During the period commencing at the Effective Time and ending on the date that is one year following the Effective Time (the “Benefit Continuation Period”), Quanterix must, or must cause the Surviving Corporation to, provide each employee of Akoya or any of its subsidiaries who will continue in such employment after the Effective Time (each, a “Continuing Employee”) with: (i) a salary, wage, and target cash bonus opportunity that, in the aggregate, is no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time; and (ii) other employee benefits (except for transaction-related benefits, equity or equity-based compensation, defined benefit pension plan, retiree health or retiree life insurance benefits, and nonqualified deferred compensation benefits) that are no less favorable in the aggregate to either (A) the employee benefits provided to such Continuing Employee immediately prior to the Effective Time or (B) the employee benefits provided by Quanterix to its similarly situated employees. During the Benefit Continuation Period, Quanterix is also required to (and to cause the Surviving Corporation to) honor certain Akoya severance arrangements in effect with respect to certain executive officers and key employees of Akoya.

With respect to any employee benefit plans of Quanterix or its subsidiaries in which any Continuing Employee becomes eligible to participate on or after the Effective Time, each Continuing Employee is entitled to be credited with years of service with Akoya before the Effective Time for purposes of vesting, benefits levels and eligibility, as well as accruals for paid time-off and severance or similar pay, except that such service crediting is not required (i) for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical programs or other retiree welfare benefit programs or any defined benefit plans, (ii) to the extent it would result in a duplication of benefits or (iii) to the extent the Continuing Employees and Quanterix employees are equally affected without regard to whether employment before the Effective Time was with Akoya or Quanterix. Quanterix must provide each Continuing Employee with immediate eligibility to participate, without any waiting time, in any and all such new Quanterix plans to the extent coverage thereunder replaces coverage under a comparable Akoya Plan, except that a 30-day waiting period may be applied by Quanterix for participation in a 401(k) plan. Quanterix must also use commercially reasonable efforts to provide that, for purposes of each plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (a) pre-existing condition exclusions and actively-at-work requirements of such Quanterix plan be waived for such Continuing Employee and covered dependents, and (b) any eligible expenses incurred by such Continuing Employee and covered dependents during the portion of the applicable plan year be taken into account under such Quanterix plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and covered dependents for the applicable plan year as if such amounts had been paid in accordance with the new Quanterix plan.

Quanterix may also request, no later than 15 days prior to the Effective Time, that Akoya terminate any of its 401(k) plans, which termination would be effective no later than one day prior to the Closing Date and contingent upon the occurrence of the Effective Time.

Akoya Employee Stock Purchase Plan

Akoya will terminate the Akoya employee stock purchase plan as of immediately prior to the Effective Time and must take all actions necessary or desirable to provide that, after the Original Execution Date, no rights to acquire shares of Akoya Common Stock under the Akoya employee stock purchase plan will be granted, no individuals will be permitted to commence participation in the Akoya employee stock purchase plan and no offering period will commence under the Akoya employee stock purchase plan.

Loan Payoff

Akoya is required to use commercially reasonable efforts to deliver all notices and take all other actions, in each case to the extent reasonably requested by Quanterix or that are reasonably necessary to facilitate the termination of all commitments in respect of Akoya Existing Loan Documents, the repayment in full at the Closing of all obligations in respect of the indebtedness thereunder, and the release on or promptly following the Closing of any liens securing such indebtedness and guarantees in connection therewith.

Quanterix may also request that Akoya obtain, at least three business days prior to the Closing, a customary payoff letter executed from the holders (or agent on behalf of such holders) of indebtedness under the Akoya Existing Loan Documents, providing that upon payment of the amounts specified in such payoff letter: (i) all outstanding payment obligations of Akoya under the Akoya Existing Loan Documents will be repaid, discharged and extinguished in full on the Closing Date; (ii) all liens in connection therewith will be terminated, discharged and released; and (iii) the payee shall take all actions reasonably requested by Quanterix to evidence and record such termination, discharge and release of liens as promptly as practicable after the Closing.

Other Agreements

The Merger Agreement contains certain other covenants and agreements of Akoya and Quanterix, including covenants and agreements relating to, among other things, and subject to certain exceptions and qualifications described in the Merger Agreement:

●	reasonable access by each of Akoya and Quanterix and their respective representatives to certain information about the other party during the Pre-Closing Period;
●	cooperation between Akoya and Quanterix in the preparation of this proxy statement/prospectus;
●	consultation between Akoya and Quanterix in connection with public announcements with respect to the Merger Agreement or the transactions contemplated thereby;
●	requirement for Quanterix to use its reasonable best efforts, in accordance with the requirements of Nasdaq, to submit a notification to Nasdaq of the shares to be issued by Quanterix in connection with the transactions contemplated by the Merger Agreement;
●	taking actions to complete the Merger and eliminate the effects of any antitakeover or similar laws in connection with the transactions contemplated by the Merger Agreement;
●	the adoption of resolutions by the Akoya Board and Quanterix Board so as to cause any dispositions of shares or equity securities in connection with the Merger by Akoya’s directors and officers, as well as the issuance of shares by Quanterix to any Akoya employees, in each case as may be applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act;
●	the filing by Quanterix, no later than five days after the Closing Date, of a post-effective amendment to this registration statement or a registration statement on Form S-8 (or any successor form) with respect to the shares that are issued by Quanterix in respect of Rollover RSUs, Settled Options and Settled RSUs;
●	cooperation, consultation and consent rights between Akoya and Quanterix in connection with certain litigation relating to the Merger and the transactions contemplated by the Merger Agreement; and
●	Akoya using its reasonable best efforts to facilitate the commencement of the delisting of the shares of Akoya Common Stock from Nasdaq and the deregistration of such shares under the Exchange Act, in each case as promptly as practicable after the Effective Time.

Conditions to the Consummation of the Merger

Mutual Conditions

The respective obligations of Quanterix and Akoya to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver in writing (by Quanterix and Akoya) of the following conditions:

●	receipt of the approval by Akoya’s stockholders of the adoption of the Merger Agreement;
●	the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, as amended by any post-effective amendment, having become effective under the Securities Act and not being the subject of any action by the SEC seeking a stop order;
●	the waiting period applicable to the Merger under the HSR Act having expired or been terminated, any mandatory waiting period or required clearance, approval or consent applicable to the Merger under any other applicable competition or antitrust law having expired or been obtained (except where the failure to observe such waiting period or obtain a clearance, approval or consent would not have a material adverse effect), and each other clearance, approval or consent with respect to the Merger by any relevant governmental authority asserting jurisdiction under any other applicable antitrust law having been deemed to be cleared, approved or consented to under such other antitrust laws;
●	the absence of any order issued or entered, or any law enacted or promulgated, after the Original Execution Date by any governmental body and having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and
●	the submission by Quanterix to Nasdaq of a notification of shares of Quanterix Common Stock to be issued in connection with the Merger (including those to be reserved upon the settlement of Rollover RSUs, Settled Options and Settled RSUs) as contemplated by the Merger Agreement.

Additional Conditions

Quanterix’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction (or waiver in writing by Quanterix) of the following conditions:

●	the representations and warranties of Akoya set forth in the Merger Agreement being true and correct as of the Closing Date as though made on the Closing Date (other than in the instances where such representations and warranties address matters as of a particular different date, in which case they must be true and correct as of such date), subject in each case to certain specific materiality qualifiers depending on the subject matter of such representations and warranties;
●	Akoya having complied with and performed in all material respects all of the covenants and agreements under the Merger Agreement that are required to be complied with or performed by it at or prior to the Closing Date; and
●	there having been or occurred no Material Adverse Effect with respect to Akoya since the Original Execution Date.

In addition, Akoya’s obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction (or waiver in writing by Akoya) of the following conditions:

●	the representations and warranties of Quanterix set forth in the Merger Agreement being true and correct as of the Closing Date as though made on the Closing Date (other than in the instances where such representations and warranties address matters as of a particular different date, in which case they must be true and correct as of such date), subject in each case to certain specific materiality qualifiers depending on the subject matter of such representations and warranties;
●	Quanterix and Merger Sub having complied with and performed in all material respects all of the respective covenants and agreements under the Merger Agreement that are required to be complied with or performed by it at or prior to the Closing Date; and

●	there having been or occurred no Material Adverse Effect with respect to Quanterix since the Original Execution Date.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

●	by the mutual written consent of Akoya and Quanterix; or
●	by Quanterix:
●	if any of Akoya’s covenants, obligations, representations or warranties in the Merger Agreement are breached or any of Akoya’s representations or warranties become untrue, such that the applicable conditions to Closing would not be satisfied, and any such breach or failure of a representation or warranty to be true is incapable of being cured by the Termination Date or is not cured within 30 days of receipt by Akoya of written notice from Quanterix of such breach or failure to be true, which termination event is referred to as an Akoya Breach Termination;
●	if at any time prior to obtaining the required approval from Akoya’s stockholders for the adoption of the Merger Agreement, the Akoya Board or any committee thereof (i) makes any Change of Recommendation, (ii) does not include the recommendation of the Akoya Board in respect of the adoption of the Merger Agreement in this proxy statement or (iii) publicly proposes or allows Akoya to publicly propose to take any of the actions described in the foregoing clauses (i) or (ii), which termination event is referred to as an Akoya Recommendation Change Termination; or
●	if Akoya materially breaches its obligations with respect to the solicitation of Acquisition Proposals, which termination event is referred to as an Akoya No-Shop Termination;
●	by Akoya:
●	if any of Quanterix’s covenants, obligations, representations or warranties in the Merger Agreement are breached or any of Quanterix’s representations or warranties become untrue, such that the applicable conditions to Closing would not be satisfied, and any such breach or failure of a representation or warranty to be true is incapable of being cured by the Termination Date or is not cured within 30 days of receipt by Quanterix of written notice from Akoya of such breach or failure to be true, which termination event is referred to as a Quanterix Breach Termination; or
●	at any time prior to obtaining the approval of Akoya’s stockholders in connection with the adoption of the Merger Agreement, in order for Akoya to enter into a definitive agreement with respect to a Superior Proposal, which termination event is referred to as an Akoya Superior Proposal Termination;
●	by either Quanterix or Akoya, if:
●	(A) any government body of competent jurisdiction issues or enters any order that becomes final and non-appealable or any applicable law is enacted or promulgated, in each case, that has the effect of permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, or (B) any expiration, termination, authorization, clearance, approval or consent from a governmental body required to be obtained pursuant to the Merger Agreement is denied and such denial becomes final and non-appealable;
●	the Merger has not been consummated by the Termination Date of August 31, 2025; or
●	the approval by Akoya’s stockholders of the adoption of the Merger Agreement is not obtained upon a vote taken at the Akoya stockholders’ meeting duly convened for such purpose, or at any adjournment or postponement of such meeting, which termination event is referred to as a No Akoya Vote Termination.

Termination Fee and Expenses

Under the Merger Agreement, Akoya is required to pay Quanterix a termination fee of $2.6 million upon any of the following events:

●	an Akoya Recommendation Change Termination;
●	an Akoya No-Shop Termination;
●	an Akoya Superior Proposal Termination; or
●	if (i) the Merger Agreement is terminated by Quanterix by way of an Akoya Breach Termination or by Quanterix or Akoya by way of an Expiration Termination or a No Akoya Vote Termination, (ii) at or prior to the Akoya stockholders’ meeting to vote on the adoption of the Merger Agreement (in the case of a No Akoya Vote Termination) or at or prior to the time of such termination (in the case of an Akoya Breach Termination or Expiration Termination), an Acquisition Proposal with respect to Akoya is publicly proposed, disclosed or known, and such Acquisition Proposal is not irrevocably and publicly withdrawn at or prior to such applicable time described in this clause (ii), and (iii) concurrently with or within 12 months after any such termination, Akoya or any of its subsidiaries enters into a definitive agreement (which is ultimately consummated, whether during such 12-month period or thereafter) with respect to, or otherwise consummates, any Acquisition Proposal with respect to Akoya (substituting 50% for 20% in the definition of “Acquisition Proposal”).

Other than with respect to claims for, or arising out of or in connection with an intentional and material breach of the Merger Agreement or with respect to fraud, in the event that any termination fee is payable by Akoya (i) the payment of such termination fee pursuant to the Merger Agreement is the sole and exclusive remedy of Quanterix against Akoya or any of its former, current or future equity holders, affiliates, or representatives with respect to the Merger Agreement and the transactions contemplated thereby and, upon such payment of the applicable termination fee (plus interest as may be required under the Merger Agreement), Akoya and its former, current or future equity holders, affiliates, or representatives will have no further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby. In no event will any party be required to pay the termination fee pursuant to the Merger Agreement on more than one occasion.

Quanterix and Merger Sub, on the one hand, and Akoya, on the other hand, are required to pay their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of the Merger Agreement, the performance of their respective obligations thereunder and the consummation of the transactions contemplated by the Merger Agreement.

Third Party Beneficiaries

The parties’ representations, warranties and covenants in the Merger Agreement are solely for the benefit of the other parties to the Merger Agreement, and the Merger Agreement is not intended to, and does not, confer upon any third party any rights or remedies, except for, following the Effective Time, (a) the right of the directors and officers of Akoya to enforce the provisions of the Merger Agreement pertaining to their indemnification and advancement of expenses, (b) the rights of Akoya stockholders to receive the applicable portion of the Merger Consideration and (c) the rights of holders of Akoya Options and Akoya RSUs to receive the consideration set forth in the Merger Agreement.

Specific Enforcement

The parties have agreed in the Merger Agreement that irreparable damage would occur in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, and that, accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity, without posting any bond or other undertaking.

Governing Law

The Merger Agreement is governed by and any disputes arising out of or in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement are required to be resolved under the laws of the State of Delaware without regard to laws that would call for the application of the substantive laws of any jurisdiction other than the State of Delaware.

Amendments; Waivers

At any time prior to the Effective Time, any provision of the Merger Agreement may be amended if, and only if, such amendment is in writing and signed by Quanterix, Akoya and Merger Sub. After receipt of the applicable stockholder approval of Akoya, no amendment can be made which by applicable laws or the rules of Nasdaq requires further approval of the Akoya stockholders, unless such further approval of such stockholders is obtained.

No party will be deemed to have waived any claim arising out of the Merger Agreement, or any power, right, privilege or remedy under the Merger Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party.

RELATED AGREEMENTS

The following is a summary of the material terms and conditions of the Original Akoya Voting Agreement, Akoya Stockholder Consent and Waiver, Additional Akoya Voting Agreement and Lock-Up Agreements entered into in connection with the Merger Agreement and the Securities Purchase Agreement, form of Convertible Note, form of Registraton Rights Agreement and form of Subordination Agreement in connection with the Akoya Bridge Financing (the “Akoya Bridge Financing Documents”). This summary may not contain all the information about the Original Akoya Voting Agreement, Akoya Stockholder Consent and Waiver, Additional Akoya Voting Agreement, form of Lock-Up Agreement and the Akoya Bridge Financing Documents that is important to you. This summary set forth below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Original Akoya Voting Agreement, Akoya Stockholder Consent and Waiver, Additional Akoya Voting Agrement, form of Lock-Up Agreement and the Akoya Bridge Financing Documents, each of which is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the each of the Original Akoya Voting Agreement, Akoya Stockholder Consent and Waiver, Additional Akoya Voting Agreement, form of Lock-Up Agreement and the Akoya Bridge Financing Documents in its entirety for a more complete understanding of their terms.

Akoya Voting Agreements

In connection and concurrently with the execution of the Original Merger Agreement, Quanterix entered into the Original Akoya Voting Agreement on January 9, 2025 with each of Telegraph Hill Partners III, L.P., THP III Affiliates Fund, LLC, Piper Sandler Merchant Banking Fund II, L.P., aMoon Growth Fund II L.P., Myla Lai-Goldman, Brian McKelligon, Scott Mendel, Thomas Raffin, Thomas P. Schnettler, Robert G. Shepler, Matthew Winkler, Pascal Bamford, John Frederick Ek, Jennifer Kamocsay, and Niro Ramachandran (collectively, the “Original Supporting Stockholders”). Each of Ms. Lai-Goldman and Messrs. McKelligon, Mendel, Raffin, Schnettler, Shepler, and Winkler is a director of Akoya. Each of Ms. Kamocsay and Messrs. McKelligon, Bamford, Ek, and Ramachandran is an executive officer of Akoya.

In connection with the execution of the Merger Agreement, on April 28, 2025, Quanterix and each of the Original Supporting Stockholders, other than aMoon Growth Fund II L.P., entered into the Akoya Stockholder Consent and Waiver, whereby such Original Supporting Stockholders consented to the entry into the Merger Agreement by Quanterix, Merger Sub and Akoya and the modifications effected thereby to the Original Merger Agreement, and agreed with Quanterix to make certain technical amendments so that the terms of the Original Akoya Voting Agreement are consistent with the terms of the Merger Agreement. As a result of the Akoya Stockholder Consent and Waiver, the Original Supporting Stockholders party thereto remain subject to their obligations under the Original Akoya Voting Agreement as they relate to the Merger Agreement, as described below.

In addition, in connection with the execution of the Merger Agreement, on April 28, 2025, Quanterix entered into the Additional Akoya Voting Agreement (together with the Original Akoya Voting Agreement, the “Akoya Voting Agreements”) with certain stockholders of Akoya affiliated with Blue Water Life Science Advisors (the “Additional Supporting Stockholders” and, collectively with the Original Supporting Stockholders who are party to the Akoya Stockholder Consent and Waiver, the “Supporting Stockholders”) on similar terms as the Original Akoya Voting Agreement.

Pursuant to the applicable Akoya Voting Agreement, each of the Supporting Stockholders party thereto has agreed, among other things and subject to the respective terms thereof, to vote all shares of Akoya Common Stock beneficially owned by such Supporting Stockholder (i) in favor of adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated in the Merger Agreement and actions directly related thereto, and in favor of any proposal to adjourn or postpone the meeting of Akoya’s stockholders called upon to vote on the adoption of the Merger Agreement if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; and (ii) against any Acquisition Proposal involving Akoya or any acquisition agreement related to such an Acquisition Proposal, against actions, proposals, transactions or agreements that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the applicable Akoya Voting Agreement or of Akoya under the Merger Agreement, and against certain other specified corporate transactions or actions or any corporate action which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of the transactions contemplated in the Merger Agreement.

Each Supporting Stockholder has also granted an irrevocable proxy to Quanterix under the applicable Akoya Voting Agreement for voting each share of Akoya Common Stock held by such Supporting Stockholder with respect to the matters described in clauses (i) and (ii) in the paragraph above.

Each of the Akoya Voting Agreements, and the proxy respectively granted thereunder by the relevant Supporting Stockholder, will terminate upon the earlier of (i) the Effective Time, (ii) termination of such Akoya Voting Agreement by written notice from Quanterix to the Supporting Stockholders party thereto, (iii) termination of the Merger Agreement in accordance with its terms, (iv) with respect to any Supporting Stockholder party thereto, the entry into any amendment to the Merger Agreement without the prior written consent of such Supporting Stockholder that results in a decrease in the Per Share Stock Consideration or the Per Share Cash Consideration or a change in the form of consideration payable under the Merger Agreement, or (v) with respect to any Supporting Stockholder party thereto, the extension of the Termination Date (as defined in the Merger Agreement) without the prior written consent of such Supporting Stockholder.

The Original Akoya Voting Agreement also contemplates that, in the event that the Akoya Board changes its recommendation with respect to the adoption of the Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya Common Stock subject to the obligations to vote in favor of such proposal thereunder will be reduced to an aggregate number of shares representing 35% of the outstanding shares of Akoya Common Stock.

The Additional Akoya Voting Agreement also contemplates that, in the event that the Akoya Board changes its recommendation with respect to the adoption of the Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya Common Stock subject to the obligations to vote in favor of such proposal thereunder will be reduced to an aggregate number of shares equal to the product of (i) the Additional Supporting Stockholders’ pro rata ownership of the total shares subject to the Akoya Voting Agreements multiplied by (ii) 35% of the outstanding shares of Akoya Common Stock.

Each of the Akoya Voting Agreements also limits the ability of the applicable Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of their shares of Akoya Common Stock.

The shares of Akoya Common Stock owned by the Supporting Stockholders represented approximately 61.3% of the outstanding shares of Akoya Common Stock as of May 1, 2025.

Lock-Up Agreements

Simultaneously with the execution of the Original Merger Agreement, Quanterix entered into the Lock-Up Agreements with each of Telegraph Hill Partners III, L.P. and THP III Affiliates Fund, each of which is a stockholder of Akoya. Pursuant to each Lock-Up Agreement, the signatory thereto has agreed, from the Effective Time until 11:59 p.m. Eastern Time on the 90th calendar day after the Closing (the “Lock-Up Period”), among other things, and subject to certain customary exceptions, not to, (i) directly or indirectly, offer, sell, assign, distribute, encumber, pledge, hypothecate, lend, grant any option, right or warrant to purchase, dispose or otherwise transfer, either voluntarily or involuntarily (“Transfer”), any shares Quanterix Common Stock or other equivalents of or interests in the capital stock of Quanterix (including any shares of Quanterix Common Stock delivered to them as Merger Consideration or otherwise, the “Lock-Up Shares”) or (ii) publicly announce any intention to effect any such Transfer of any Lock-Up Shares. In addition, in order to effectuate an orderly Transfer process, each signatory of a Lock-Up Agreement agreed to inform Quanterix of any intent to Transfer any Lock-Up Shares held by such signatory or its controlled affiliates during the six-month period following the expiration of the Lock-Up Period.

The shares of Akoya Common Stock owned by the stockholders who are signatories to the Lock-Up Agreements represented approximately 35.6% of the outstanding shares of Akoya Common Stock as of May 1, 2025.

Akoya Bridge Financing Documents

Securities Purchase Agreement

On April 2, 2025, Quanterix entered into the Securities Purchase Agreement with Akoya, which was amended on April 28, 2025, pursuant to which Akoya will issue and sell to Quanterix from time to time, in a private placement, the Convertible Notes having an aggregate principal amount of up to $30,000,000. Akoya may draw on the Convertible Notes between June 15, 2025 and the earlier of (a) the Closing and (b) August 31, 2025 if the Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the Closing occurs on or prior to June 15, 2025, Akoya may not draw the Convertible Notes.

Any Convertible Notes issued under the Securities Purchase Agreement will mature on the earliest to occur of (i) the 91st day following the earlier of (a) November 1, 2027 and (b) the date that Akoya’s indebtedness under the Akoya Existing Loan Documents is repaid in full and all commitments under such documents have been terminated and (ii) subject to the terms of the Subordination

Agreement (as defined below), any acceleration of the Convertible Notes. Any Convertible Note issued under the Securities Purchase Agreement will bear interest at a rate per annum equal to the secured overnight financing interest rate plus an applicable margin specified in the Convertible Note to, but excluding, the date of repayment or conversion of the Convertible Note. Interest on the Convertible Notes will be paid in arrears on the first day of each month and on the maturity date of the Convertible Notes. Subject to the terms of the Subordination Agreement, any interest payments will be made exclusively to Quanterix in cash.

If drawn, the Convertible Notes will be convertible at the election of Quanterix during the period beginning on the date, if any, that the Merger Agreement is terminated and ending on the maturity date of the Convertible Notes into shares of Akoya Common Stock, at a conversion price equal to the product of (i) the Exchange Ratio, as it may be adjusted pursuant to the terms of the Merger Agreement, and (ii) the VWAP of Quanterix Common Stock for the 10 consecutive trading days ending on the trading day prior to the entry into the Merger Agreement, subject to adjustment.

The Convertible Notes prohibit conversion if it would result in the issuance of more than 19.99% of Akoya Common Stock in the aggregate prior to obtaining stockholder approval. The Convertible Notes will also contain customary anti-dilution provisions to adjust the conversion price from time to time based upon certain issuances of securities by Akoya. The Securities Purchase Agreement contains customary representations and warranties and events of default as well as certain operating covenants applicable to Akoya until the Closing.

Subordination Agreement

At such time as Akoya draws any funds and thereby issues any Convertible Notes, Quanterix, Akoya and MidCap will enter into the Subordination Agreement, pursuant to which Quanterix and Akoya will agree, among other things, that the Convertible Notes will be subordinate to any debt outstanding and obligations owing under the Akoya Existing Loan Documents.

Registration Rights Agreement

At such time as Akoya draws any funds and thereby issues any Convertible Notes, Akoya and Quanterix will enter into the Registration Rights Agreement, pursuant to which, among other things, Akoya must prepare and file with the SEC no later than August 13, 2025 a registration statement with respect to the resale of shares of Akoya Common Stock issuable upon conversion of the Convertible Notes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 28, 2025, Quanterix entered into the Merger Agreement, which amends the Original Merger Agreement. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Akoya, with Akoya surviving as a wholly owned subsidiary of Quanterix.

The Company expects that the Merger will be accounted for as a business combination in accordance with U.S. GAAP (pursuant to ASC 805), with Quanterix treated as the acquirer and Akoya treated as the acquired company for financial reporting purposes. Quanterix will gain control of Akoya as it will acquire 100% of Akoya’s outstanding equity and subsequently cancel and retire all the legacy equity. All directors and officers of Merger Sub will become directors and officers of the Surviving Corporation upon the effectiveness of the Merger.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting. Under the acquisition method of accounting, the acquired identifiable tangible and intangible assets and liabilities assumed of Akoya are generally recognized based on their respective estimated fair values with any excess purchase price recognized as goodwill. Significant estimates and assumptions were used in determining the estimated purchase price and the estimated fair values of certain tangible and intangible assets acquired and liabilities assumed that are reflected in the unaudited pro forma condensed combined financial statements. The process of valuing the net assets of Akoya immediately prior to the business combination for purposes of presentation within this unaudited pro forma condensed combined financial information is preliminary. As the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial statements give effect to the transaction as follows:

•

The unaudited condensed balance sheet of Akoya as of March 31, 2025, adjusted to conform to that of the historical financial statement presentation of Quanterix on a pro forma basis assuming the business combination and related transactions had been consummated on March 31, 2025.

•

The unaudited condensed statement of operations of Akoya for the three-months ended March 31, 2025 and the audited statement of operations of Akoya for the year ended December 31, 2024, adjusted to conform to that of the historical financial statement presentation of Quanterix on a pro forma basis assuming the business combination and related transactions had been consummated on January 1, 2024 (i.e., the beginning of the earliest period presented).

The unaudited pro forma condensed combined financial statements have been prepared using the unaudited financial statements of Quanterix for the three-months ended March 31, 2025, the unaudited financial statements of Akoya for the three-months ended March 31, 2025, the audited financial statements of Quanterix for the year ended December 31, 2024, and the audited financial statements of Akoya for the year ended December 31, 2024.

The following unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”). Article 11 of Regulation S-X provides requirements to depict the accounting for the transaction (“Transaction Accounting Adjustment”) and the option to present reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur.

The unaudited pro forma condensed combined financial statements should be read in conjunction with Quanterix’s and Akoya’s historical financial statements (including each company’s quarterly and annual reports, as separately filed with the SEC) and the accompanying notes herein to the unaudited pro forma condensed combined financial statements, which describe the underlying assumptions and estimates to the adjustments. The pro forma events are believed to be (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma income statement, expected to have a continuing effect of the combined results of Quanterix and Akoya. Management believes these adjustments to be reasonable based upon the preliminary assessment of the available information. Additionally, the final determination of the Merger consideration and associated recognition of acquired assets and assumed liabilities may differ materially from the assumptions set forth herein as share price and net assets acquired may vary depending on a number of factors that cannot reasonably be foreseen at this time.

The unaudited pro forma condensed combined financial information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of earnings that would have been realized if the Merger had been completed on the dates set forth above, nor is it indicative of future results or financial position. The unaudited pro forma condensed combined financial statements presented herein do not reflect the cost of any integration activities, cost savings from synergies, or cost increases from dis-synergies.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2025

(in thousands)

	Historical		Pro Forma
	Quanterix	Akoya, Reclassified – Note 7	Transaction Accounting Adjustments	Note 5	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$76,508	$20,357	$(40,361)	(a), (b)	$56,504
Marketable securities	190,369	7,187	(61,279)	(b)	136,277
Accounts receivable, net of allowance for expected credit losses	28,258	11,742	—		40,000
Inventory	31,028	22,853	11,955	(g)	65,836
Prepaid expenses and other current assets	8,839	4,073	—		12,912
Total current assets	335,002	66,212	(89,685)		311,529
Restricted cash	2,639	688	—		3,327
Property and equipment, net	16,457	6,920	—		23,377
Demo inventory, net	—	1,119	—		1,119
Goodwill	6,574	18,262	1,860	(d)	26,696
Intangible assets, net	16,520	13,845	45,905	(e)	76,270
Operating lease right-of-use assets, net	15,971	3,859	2,067	(f)	21,897
Financing lease right-of-use assets, net	—	1,307	(152)	(f)	1,155
Other non-current assets	3,349	437	—		3,786
Total non-current assets	61,510	46,437	49,680		157,627
Total assets	$396,512	$112,649	$(40,005)		$469,156

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,731	$10,291	$—		$17,022
Accrued compensation and benefits	6,308	3,325	—		9,633
Accrued expenses and other current liabilities	13,314	8,247	4,722	(c)	26,283
Deferred revenue	9,102	6,518	—		15,620
Operating lease liabilities	4,940	2,708	(44)	(f)	7,604
Financing lease liabilities	—	506	6	(f)	512
Current portion of long-term debt, net of debt discount	—	76,487	(76,487)	(b)	—
Total current liabilities	40,395	108,082	(71,803)		76,674
Contingent consideration liability	6,337	3,472	—		9,809
Deferred revenue, net of current portion	1,098	2,782	—		3,880
Operating lease liabilities, net of current portion	31,467	3,406	(144)	(f)	34,729
Financing lease liabilities, net of current portion	—	616	24	(f)	640
Other non-current liabilities	822	180	(89)	(h)	913
Total non-current liabilities	39,724	10,456	(209)		49,971
Total liabilities	80,119	118,538	(72,012)		126,645

Stockholders’ equity:
Common stock	39	2	(2)	(c)	47
			8	(c)
Additional paid-in capital	808,760	295,198	(295,198)	(c)	844,741
			35,981	(c)
Accumulated other comprehensive loss	(1,821)	(1)	1	(c)	(1,821)
Accumulated deficit	(490,585)	(301,088)	301,088	(c)	(500,456)
			(5,149)	(c)
			(4,722)	(c)
Total stockholders’ equity	316,393	(5,889)	32,007		342,511
Total liabilities and stockholders’ equity	$396,512	$112,649	$(40,005)		$469,156

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE-MONTHS ENDED MARCH 31, 2025

(in thousands, except number of shares and per share data)

	Historical		Pro Forma
	Quanterix	Akoya, Reclassified – Note 7	Transaction Accounting Adjustments	Note 6	Pro Forma Combined
Revenues:
Product revenue	$20,739	$12,032	$—		$32,771
Service and other revenue	8,763	4,607	—		13,370
Collaboration and license revenue	771	—	—		771
Grant revenue	60	—	—		60
Total revenue	30,333	16,639	—		46,972
Cost of goods sold and services:
Cost of product revenue	9,764	4,609	2,349	(b), (c)	16,722
Cost of service and other revenue	4,154	1,928	3	(b)	6,085
Total costs of goods sold and services	13,918	6,537	2,352		22,807
Gross profit	16,415	10,102	2,352		24,165
Operating expenses:
Research and development	10,036	5,421	314	(a), (b)	15,771
Selling, general, and administrative	32,457	17,947	(3,011)	(a), (b), (d)	47,393
Other lease costs	288	—	—		288
Total operating expenses	42,781	23,368	(2,697)		63,452
Loss from operations	(26,366)	(13,266)	345		(39,287)
Interest income (expense), net	3,267	(2,179)	1,781	(e)	2,869
Change in fair value of contingent consideration	(379)	(146)	—		(525)
Other income (expense), net	61	(13)	—		48
Loss before income taxes	(23,417)	(15,604)	2,126		(36,895)
Income tax benefit (expense)	2,913	(48)	20	(f)	2,885
Net loss	$(20,504)	$(15,652)	$2,146		$(34,010)
Net loss per common share, basic and diluted	$(0.53)	$(0.32)			$(0.73)
Weighted-average common shares outstanding, basic and diluted	38,718	49,665	7,604		46,322

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands, except number of shares and per share data)

	Historical		Pro Forma
	Quanterix	Akoya, Reclassified – Note 7	Transaction Accounting Adjustments	Note 6	Pro Forma Combined
Revenues:
Product revenue	$79,740	$53,027	$—		$132,767
Service and other revenue	51,244	28,645	—		79,889
Collaboration and license revenue	4,452	—	—		4,452
Grant revenue	1,985	—	—		1,985
Total revenue	137,421	81,672	—		219,093
Cost of goods sold and services:
Cost of product revenue	33,304	22,555	9,644	(b), (c)	65,503
Cost of service and other revenue	21,013	9,749	8	(b)	30,770
Total costs of goods sold and services	54,317	32,304	9,652		96,273
Gross profit	83,104	49,368	(9,652)		122,820
Operating expenses:
Research and development	31,082	19,202	1,245	(a), (b)	51,529
Selling, general, and administrative	101,618	71,350	9,776	(a), (b), (d)	182,744
Other lease costs	3,020	—	—		3,020
Impairment and restructuring	—	6,058	—		6,058
Total operating expenses	135,720	96,610	11,021		243,351
Loss from operations	(52,616)	(47,242)	(20,673)		(120,531)
Interest income (expense), net	14,655	(7,923)	7,962	(e)	14,694
Change in fair value of contingent consideration	—	512	—		512
Other expense	(136)	(566)	—		(702)
Loss before income taxes	(38,097)	(55,219)	(12,711)		(106,027)
Income tax (expense) benefit	(434)	(146)	58	(f)	(522)
Net loss	$(38,531)	$(55,365)	$(12,653)		$(106,549)
Net loss per common share, basic and diluted	$(1.00)	$(1.12)			$(2.32)
Weighted-average common shares outstanding, basic and diluted	38,367	49,419	7,602		45,969

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.Description of the Merger

On April 28, 2025, Quanterix entered into the Merger Agreement with Merger Sub and Akoya, which amends and restates, and supersedes, the Original Merger Agreement.

At the Effective Time, by virtue of the Merger: (i) the Excluded Shares, consisting of each share of Akoya Common Stock held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Akoya or Quanterix or by Akoya as treasury shares, in each case will be cancelled and retired without consideration, (ii) Dissenting Shares will be cancelled and cease to exist, and the holder thereof will only have the right to receive the fair value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL and (iii) each share of Akoya Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive (A) 0.1461 fully paid and nonassessable shares of Quanterix Common Stock (as may be adjusted in accordance with the Merger Agreement) and (B) $0.38 in cash, without interest, subject to any applicable withholding, and subject to a maximum issuance of 19.99% of the number of shares of Quanterix Common Stock outstanding immediately prior to the Effective Time. The aggregate Cash Consideration to be paid in connection with the transactions contemplated in the Merger Agreement (including with respect to Rollover RSUs, Settled RSUs and Settled Options, as well as Dissenting Shares as to which the holder thereof may fail to perfect, waive, withdraw or may otherwise lose the right to appraisal) will not exceed $20 million. If such aggregate Cash Consideration would exceed $20 million, (i) the Per Share Cash Consideration will be reduced to the minimum extent necessary (rounded down to the nearest whole cent) such that such aggregate Cash Consideration does not exceed $20 million, and (ii) the Exchange Ratio will be increased by a number of shares of Quanterix Common Stock equal to the quotient of (A) the Cash Reduction Amount and (B) the Average Quanterix Stock Price. However, in no event will such additional shares of Quanterix Common Stock result in the aggregate number of shares of Quanterix Common Stock issued in connection with the Merger Agreement exceeding the Maximum Share Number. No fractional shares of Quanterix Common Stock will be issued in connection with the Merger, and Akoya stockholders who would have otherwise been entitled to receive a fraction of a share of Quanterix Common Stock will receive cash in lieu of fractional shares, which cash payments will be determined based on the Average Quanterix Stock Price.

As of immediately prior to the Effective Time, each Rollover RSU will automatically be converted into an award of restricted stock units with respect to the right to receive, upon vesting, the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Rollover RSU award immediately prior to the Effective Time and treating such Rollover RSUs in the same manner as outstanding shares of Akoya Common Stock for such purposes. Such Rollover RSUs will be otherwise subject to the same terms and conditions, including vesting, as were applicable to the relevant Akoya RSU.

As of immediately prior to the Effective Time, each Settled RSU, including such Akoya RSUs that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time and are so accelerated in accordance with their terms, will automatically be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Akoya RSU.

As of immediately prior to the Effective Time, each Akoya Option that is outstanding will, if unvested, become vested, and automatically:

•

terminate and be cancelled without any consideration being payable if the per share exercise price for the shares of Akoya Common Stock underlying such Akoya Option is equal to or greater than the Per Share Merger Consideration Value (which is the sum of (i) the Per Share Cash Consideration and (ii) the product of the Per Share Stock Consideration and the Average Quanterix Stock Price); and

•

in the case of Settled Options (i.e., those with a per share exercise price for the shares of Akoya Common Stock underlying such Akoya Option that is less than the Per Share Merger Consideration Value), terminate and be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of a number of shares of Akoya Common Stock determined assuming a synthetic cashless exercise of such Settled Options as determined based on the aggregate excess of the per share exercise price of such Settled Options divided by the Per Share Merger Consideration Value.

2.Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with SEC Article 11 of Regulation S-X and present the combination of the historical financial information of Quanterix and Akoya, adjusted to give effect to the business combination and the other events contemplated by the Merger Agreement.

Under the Merger Agreement, the Merger will be accounted for under the acquisition method of accounting for business combinations pursuant to the provisions of ASC 805. Quanterix will control Akoya as it will beneficially own 100% of the outstanding shares of Akoya’s common stock. As a result, Quanterix will be the accounting acquirer, as it is the entity which will contribute both equity and cash to fund the transaction. Under the acquisition method of accounting, Quanterix’s assets and liabilities will remain at their historical carrying values, and Akoya’s assets and liabilities will generally be recorded at their fair values measured as of the acquisition date under ASC 820, Fair Value Measurements (“ASC 820”). The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill.

ASC 820 defines fair value, establishing the framework for measuring the fair value of any asset acquired or liability assumed under U.S. GAAP, expands disclosures for fair value measurements, and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value of the assets. Significant judgment is required in determining the preliminary fair values of identified intangible assets, property and equipment, inventory, deferred revenue, and certain other assets and liabilities. These preliminary valuations of assets acquired and liabilities assumed are determined using market, income, and cost approaches from the perspective of a market participant, which requires estimates and assumptions including, but not limited to, estimating future cash flows in addition to developing the appropriate market discount rates and obtaining available market pricing for comparable assets. Further, it assumes the highest and best use by the market participants and may not reflect management’s intended use for those assets. The final amounts of assets acquired and liabilities assumed will be dependent on a number of factors, which are not known or predicted with certainty at this time. As such, the final accounting for the acquisition may materially change the values recognized for the assets acquired and liabilities assumed and, as a result, materially change the unaudited pro forma financial information.

The historical consolidated financial statements of Quanterix and Akoya were prepared in accordance with U.S. GAAP and presented in U.S. dollars.

The accompanying unaudited pro forma financial information illustrates the combination of the financial information of Quanterix and Akoya adjusted to give effect to the business combination and other events contemplated by the Merger Agreement as described in this Form S-4. The pro forma adjustments required to reflect the acquired assets and assumed liabilities are generally based on the estimated fair values of Akoya’s assets and liabilities as of March 31, 2025. The unaudited pro forma condensed combined statement of operations for the three-months ended March 31, 2025 and the year ended December 31, 2024, give effect to the Akoya acquisition as though it had occurred on January 1, 2024.

The unaudited pro forma financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Quanterix, and they are based on the information available at the time of their preparation. Actual results may differ materially from the assumptions within the unaudited pro forma condensed financial information.

Accounting Policies and Reclassification

The accounting policies used in the preparation of the pro forma condensed combined financial statements are those described in Quanterix’s Annual Report on Form 10-K, as filed with the SEC on March 17, 2025. Quanterix has performed a preliminary review of Akoya’s accounting policies to determine whether any adjustments were necessary to ensure comparability in the unaudited pro forma financial information. Other than the adjustments described herein, Quanterix is not currently aware of any other material differences between the accounting policies of Quanterix and Akoya that would continue to exist subsequent to the application of acquisition accounting.

3.Consideration Transferred

The following table presents the preliminary estimate of the fair value of the consideration transferred for the Merger:

(in thousands, except for exchange ratio and stock price):
Akoya common stock outstanding as of March 31, 2025	49,837
Akoya Restricted Stock Units outstanding as of March 31, 2025	2,158
Akoya Options outstanding as of March 31, 2025	1,043
Total Akoya equity instruments to be converted	53,038
Exchange Ratio	0.1462
Total shares of Quanterix common stock to be issued	7,756
Quanterix stock price	$4.64
Fair value of Quanterix common stock transferred to Akoya shareholders (a)	$35,989
Cash consideration paid (b)	$20,000
Cash paid in lieu of fractional shares issued by Quanterix (c)	$4
Total preliminary fair value of consideration transferred	$55,993

Notes:

(a)

Represents the stock consideration paid to Akoya stockholders, who hold 53,037,663 common shares of Akoya, which represents 7,756,320 shares of Quanterix Common Stock at an adjusted Exchange Ratio of 0.1462. As per the Merger Agreement, the Exchange Ratio is 0.1461. However, since the Cash Consideration exceeded $20,000 thousand, the Exchange Ratio was increased to 0.1462 to include the Cash Reduction Amount. The fair value of those shares has been estimated using $4.64 per share, which was the last reported sale price of Quanterix Common Stock on Nasdaq on May 13, 2025.

(b)

Represents the Cash Consideration paid to Akoya stockholders, who hold 53,037,663 shares of Akoya Common Stock, in the aggregate, of $0.38 per share of Akoya Common Stock, which results in $20,154 thousand. However, as per the Merger Agreement, the Cash Consideration is capped at $20,000 thousand. The difference of $154 thousand (cash reduction amount) was used to adjust the Exchange Ratio.

(c)	Represents the estimated fair value of the fractional shares to be paid in cash to the holders of Akoya Equity Awards as purchase consideration upon the effectiveness of the Merger.

The preliminary value of the consideration transferred does not purport to represent the actual value of the total consideration that will be received by the Akoya stockholders when the Merger is completed. The actual value of Quanterix Common Stock to be issued will depend on the per share price of Quanterix Common Stock on the closing date of the Merger; therefore, the actual total purchase price and, in turn, goodwill will fluctuate with the market price of Quanterix Common Stock until the Merger is consummated.

The following table illustrates the effect of changes in Quanterix Common Stock price and the resulting impact on the estimated total purchase price (in thousands, except for the share price):

Change in stock price	Quanterix’ s share price	Estimated total consideration transferred
As presented	$4.64	$55,993
Increase of 10%	$5.10	$59,592
Increase of 20%	$5.57	$63,191
Decrease of 10%	$4.18	$52,393
Decrease of 20%	$3.71	$48,794

4.Preliminary Acquisition Accounting

The recognition of the acquired assets and assumed liabilities with respect to the Merger is based upon management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of March 31, 2025, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final acquisition accounting and the resulting effect on the combined entity’s financial position and results of operations may differ materially from the pro forma amounts included herein.

The following table sets forth a preliminary estimate of the amounts to be recognized for the identifiable tangible and intangible assets acquired and liabilities assumed, with the excess purchase consideration recorded to goodwill, as if the Merger occurred on March 31, 2025:

(in 000’s)	Amount
Accounts receivables, net of allowance for expected credit losses	$11,742
Inventory	34,808
Prepaid expenses and other current assets	4,073
Restricted cash	688
Property and equipment, net	6,920
Demo inventory, net	1,119
Intangible assets, net	59,750
Operating lease right-of-use assets, net	5,926
Financing lease right-of-use assets, net	1,155
Other non-current assets	437
Total assets acquired	$126,618
Accounts payable	10,291
Accrued compensation and benefits	3,325
Accrued expenses and other current liabilities	8,247
Deferred revenue	6,518
Operating lease liabilities	2,664
Financing lease liabilities	512
Long-term debt, net of debt discount	48,943
Contingent consideration liability	3,472
Deferred revenue, net of current portion	2,782
Operating lease liabilities, net of current portion	3,262
Financing lease liabilities, net of current portion	640
Other non-current liabilities	91
Total liabilities assumed	$90,747
Total assets acquired in excess of liabilities assumed	$35,871
Goodwill	$20,122
Total estimated consideration transferred	$55,993

5.Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2025

a) Payment of $20,000 thousand in cash consideration to Akoya stockholders (refer to Note 3b) and the payment of $4 thousand to Akoya stockholders for fractional shares (refer to Note 3c).

b) Repayment of Akoya’s long-term debt, net as follows:

in (000’s)	Amount
Carrying value of long-term debt, net of debt discount	$76,487
Prepayment penalty and exit fee on long-term debt	5,149
Repaid through:
i) Akoya’s cash and cash equivalents	20,357
ii) Akoya’s marketable securities	7,187
iii) Marketable securities used by Quanterix to extinguish remaining long-term debt	54,092

c) Represents adjustments to equity including the following:

•	Elimination of Akoya’s historical stockholders’ deficit of $5,889 thousand.
•

Recording the equity impact of the estimated purchase consideration of $35,989 thousand, of which $8 thousand is included in common stock for the 7,756,320 shares outstanding at a par value of $0.001 per share with the balance of $35,981 thousand included in additional paid-in capital. The payment of $20,000 thousand in cash consideration to Akoya stockholders and the payment of $4 thousand to Akoya stockholders for fractional shares make up the remaining $20,004 thousand of the total estimated Merger Consideration of $55,993 thousand.

•

Reflects the accrual of Quanterix’s non-recurring transaction costs of $4,722 thousand related to the Merger, including fees expected to be paid for financial advisors, legal services, and professional accounting services. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 does not reflect approximately $4,046 thousand of consulting fees and legal fees incurred by Akoya as a result of the Merger subsequent to March 31, 2025.

•	Reflects the prepayment penalty and exit fee related to the repayment of Akoya’s long-term debt of $5,149 thousand.

d) Represents the elimination of $18,262 thousand of existing goodwill of Akoya and the preliminary recognition of $20,122 thousand of goodwill arising from the Merger, which is not expected to be deductible for tax purposes.

e) Represents the elimination of $12,395 thousand of existing intangible assets of Akoya, leaving a remaining intangible asset of $1,450 thousand related to capitalized software costs, and preliminary recognition of $58,300 thousand of identifiable intangible assets attributable to the Akoya transaction.

(in 000‘s)	Fair value	Estimated useful lives	Amortization expense for the year ended December 31, 2024	Amortization expense for the three-months ended March 31, 2025
Trademark/Tradename	$2,800	5	$560	$140
Developed Technology	16,000	9	1,778	445
Customer Relationships	39,500	14	2,821	705
Total	$58,300		$5,159	$1,290

These preliminary estimates of fair value and estimated useful lives will likely differ from the final amounts Quanterix will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease to goodwill and a resulting increase or decrease in the amortization expense of approximately $486 thousand for the year ended December 31, 2024 and $121 thousand for the three-months ended March 31, 2025, based on a weighted average useful life of 12.20 years.

f) Represents adjustments to remeasure material acquired lease liabilities and right-of-use assets in accordance with ASC 842, Leases, as follows in the tables below.

(in 000’s)	Amount
Elimination of Akoya’s historical net book value of operating lease ROU assets	$(3,625)
Preliminary remeasurement of acquired operating lease ROU assets	5,692
Net pro forma Transaction Accounting Adjustment to operating lease ROU assets, net	$2,067

(in 000’s)	Amount
Elimination of Akoya’s historical net book value of financing lease ROU assets	$(1,207)
Preliminary remeasurement of acquired financing lease ROU assets	1,055
Net pro forma Transaction Accounting Adjustment to financing lease ROU assets, net	$(152)

(in 000’s)	Amount
Elimination of Akoya’s historical net book value of current operating lease liabilities	$(2,529)
Preliminary remeasurement of current operating lease liabilities	2,485
Net pro forma Transaction Accounting Adjustment to current operating lease liabilities	$(44)

(in 000’s)	Amount
Elimination of Akoya’s historical net book value of current financing lease liabilities	$(408)
Preliminary remeasurement of current financing lease liabilities	414
Net pro forma Transaction Accounting Adjustment to current financing lease liabilities	$6

(in 000’s)	Amount
Elimination of Akoya’s historical net book value of non-current operating lease liabilities	$(3,351)
Preliminary remeasurement of non-current operating lease liabilities	3,207
Net pro forma Transaction Accounting Adjustment to non-current operating lease liabilities	$(144)

(in 000’s)	Amount
Elimination of Akoya’s historical net book value of non-current finance lease liabilities	$(616)
Preliminary remeasurement of non-current finance lease liabilities	640
Net pro forma Transaction Accounting Adjustment to non-current finance lease liabilities	$24

g) Represents an inventory step-up in fair value of $11,955 thousand.

h) Represents a decrease to the deferred tax liability associated with the preliminary fair value adjustments for the acquired inventory and identifiable intangible assets that are estimated to result in a reduction of future taxable income. The majority of the assets acquired and liabilities assumed would be offset with pre-existing deferred tax assets and a valuation allowance. Accordingly, an $89 thousand net decrease to the deferred tax liability was recorded. These estimates are subject to further review and may result in material adjustments to deferred taxes.

6.	Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Three-Months Ended March 31, 2025 and the Year Ended December 31, 2024

Adjustments for the Three-Months Ended March 31, 2025

a) Represents the following elimination of historical intangible assets amortization expense and recognition of amortization expense related to intangible assets recognized as part of the Merger:

(in 000’s)	Three-Months Ended March 31, 2025
Elimination of historical intangible assets amortization expense classified within selling, general and administrative	$(578)
Recognition of amortization expense within selling, general and administrative	$846
Selling, general and administrative, net impact	$268

(in 000’s)	Three-Months Ended March 31, 2025
Elimination of historical intangible assets amortization expense classified within research and development	$(136)
Recognition of amortization expense within research and development	445
Research and development, net impact	$309

The above adjustments relate to amortization of intangible assets recognized at their estimated fair values and are based on the useful lives of such assets outlined in Note 5e. The estimated fair values and corresponding useful lives of the intangible assets are preliminary.

b) Represents adjustments associated with the elimination of Akoya’s material historical lease expense, and the recognition of the estimated lease expense based on the remeasured material acquired lease liabilities and ROU assets.

(in 000’s)	Three-Months Ended March 31, 2025
Elimination of historical leases expense classified within cost of product revenue	$(26)
Recognition of lease expense within cost of product revenue	36
Cost of product revenue, net impact	$10

(in 000’s)	Three-Months Ended March 31, 2025
Elimination of historical leases expense classified within cost of service and other revenue	$(36)
Recognition of lease expense within cost of service and other revenue	39
Cost of service and other revenue, net impact	$3

(in 000’s)	Three-Months Ended March 31, 2025
Elimination of historical leases expense classified within selling, general and administrative	$(447)
Recognition of lease expense within selling, general and administrative	622
Selling, general and administrative, net impact	$175

(in 000’s)	Three-Months Ended March 31, 2025
Elimination of historical leases expense classified within research and development	$(70)
Recognition of lease expense within research and development	75
Research and development, net impact	$5

c) Represents an adjustment of $2.339 thousand to increase the cost of product revenue for the three-months ended March 31, 2025 based on the fair value step-up in inventory and expected existing inventory to be sold during the three months ended March 31, 2025, calculated using an inventory turn ratio of 0.804 as of March 31, 2025.

d) Represents the reversal of Quanterix’s non-recurring transaction costs of $3,454 thousand related to the Merger, including fees expected to be paid for financial advisors, legal services, and professional accounting services, that were previously recognized in the year ended December 31, 2024. See Note f under “Adjustments for the Year Ended December 31, 2024” below.

e) Represents the elimination of Akoya’s historical interest expense on long-term debt by $2,459 thousand and Akoya’s historical interest expense on finance leases by $33 thousand. Additionally, it includes the interest income reduction of $684 thousand associated with the interest foregone by Quanterix as a result of the assumed settlement of Akoya’s debt as of the acquisition date, and an addition of interest expense on finance leases by $27 thousand.

f) The effective tax rate of the combined company could be significantly different than what is presented in these unaudited pro forma condensed combined financial statements depending on post-merger activities.

Adjustments for the Year Ended December 31, 2024

a) Represents the following elimination of historical intangible assets amortization expense and recognition of amortization expense related to intangible assets recognized as part of the Merger:

(in 000’s)	Year Ended December 31, 2024
Elimination of historical intangible assets amortization expense classified within selling, general and administrative	$(2,310)
Recognition of amortization expense within selling, general and administrative	3,381
Selling, general and administrative, net impact	$1,071

(in 000’s)	Year Ended December 31, 2024
Elimination of historical intangible assets amortization expense classified within research and development	$(543)
Recognition of amortization expense within research and development	1,778
Research and development, net impact	$1,235

The above adjustments relate to amortization of intangible assets recognized at their estimated fair values and are based on the useful lives of such assets outlined in Note 5e. The estimated fair values and corresponding useful lives of the intangible assets are preliminary.

b) Represents adjustments associated with the elimination of Akoya’s material historical lease expense, and the recognition of the estimated lease expense based on the remeasured material acquired lease liabilities and ROU assets.

(in 000’s)	Year Ended December 31, 2024
Elimination of historical leases expense classified within cost of product revenue	$(104)
Recognition of lease expense within cost of product revenue	132
Cost of product revenue, net impact	$28

(in 000’s)	Year Ended December 31, 2024
Elimination of historical leases expense classified within cost of service and other revenue	$(96)
Recognition of lease expense within cost of service and other revenue	104
Cost of service and other revenue, net impact	$8

(in 000’s)	Year Ended December 31, 2024
Elimination of historical leases expense classified within selling, general and administrative	$(1,978)
Recognition of lease expense within selling, general and administrative	2,507
Selling, general and administrative, net impact	$529

(in 000’s)	Year Ended December 31, 2024
Elimination of historical leases expense classified within research and development	$(124)
Recognition of lease expense within research and development	134
Research and development, net impact	$10

c) Represents an adjustment to increase the cost of product revenue of $9,616 thousand for the year ended December 31, 2024 based on the fair value step-up in inventory and expected existing inventory to be sold during the year ended December 31, 2024, calculated using an inventory turn ratio of 0.804 as of March 31, 2025.

d) Represents Quanterix’s non-recurring transaction costs of $8,176 thousand related to the Merger, including fees expected to be paid for financial advisors, legal services, and professional accounting services.

e) Represents the elimination of Akoya’s historical interest expense on long-term debt by $10,298 thousand and Akoya’s historical interest expense on finance leases by $131 thousand. Additionally, it includes the interest income reduction of $2,356 thousand associated with the interest foregone by Quanterix as a result of the assumed settlement of Akoya’s debt as of the acquisition date, and an addition of interest expense on finance leases by $111 thousand.

f) The effective tax rate of the combined company could be significantly different than what is presented in these unaudited pro forma condensed combined financial statements depending on post-merger activities.

7.Reclassification Adjustments

The tables below represent the reclassification adjustments for certain financial statement line items, as reported by Akoya under U.S. GAAP, to align with the expected presentation within Quanterix’s Consolidated Statements of Operations and Consolidated Balance Sheets post-Merger. Those balances not specifically referenced below have been presented within the equivalent Quanterix caption. Some amounts may not match the Akoya historical financial statement due to rounding.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2025:

(in 000’s)	Akoya – Historical	Reclassification	Notes	Akoya – As Reclassified
ASSETS
Current assets
Cash and cash equivalents	$20,357	$—		$20,357
Marketable securities	7,187	—		7,187
Accounts receivables, net of allowance for expected credit losses	11,742	—		11,742
Inventory	22,853	—		22,853
Prepaid expenses and other current assets	4,073	—		4,073
Total current assets	$66,212	$—		$66,212
Restricted cash	$688	$—		$688
Property and equipment, net	6,920	—		6,920
Demo inventory, net	1,119	—		1,119
Goodwill	18,262	—		18,262
Intangible assets, net	13,845	—		13,845
Operating lease right-of-use assets, net	3,859	—		3,859
Finance lease right-of-use assets, net	1,307	—		1,307
Other non-current assets	437	—		437
Total assets	$112,649	$—		$112,649
Current liabilities
Accounts payable	$10,291	$—		$10,291
Accrued compensation and benefits	—	3,325	(a)	3,325
Accrued expenses and other current liabilities	11,572	(3,325)	(a)	8,247
Deferred revenue	6,518	—		6,518
Operating lease liabilities	2,708	—		2,708
Finance lease liabilities	506	—		506
Current portion of long-term debt, net of debt discount	76,487	—		76,487
Total current liabilities	$108,082	$—		$108,082
Contingent consideration liability, net of current portion	$3,472	$—		$3,472
Deferred revenue, net of current portion	2,782	—		2,782
Operating lease liabilities, net of current portion	3,406	—		3,406
Finance lease liabilities, net of current portion	616	—		616
Deferred tax liability, net	140	(140)	(b)	—
Other liabilities	40	(40)	(b)	—
Other non-current liabilities	—	180	(b)	180
Total liabilities	$118,538	$—		$118,538
Stockholders’ equity:
Common stock	2	—		2
Additional paid-in capital	295,198	—		295,198
Accumulated other comprehensive loss	(1)	—		(1)
Accumulated deficit	(301,088)	—		(301,088)
Total stockholders’ equity	$(5,889)	$—		$(5,889)
Total liabilities and stockholders’ equity	$112,649	$—		$112,649

Notes:

(a)	Represents reclassification of $3,325 thousand from accrued expenses and other current liabilities to accrued compensation and benefits to conform to Quanterix’s presentation.
(b)	Represents reclassification of $140 thousand from deferred tax liability, net and $40 thousand from other liabilities, both to other non-current liabilities to conform to Quanterix’s presentation.

Unaudited Pro Forma Condensed Combined Statement of Operations for the three-months ended March 31, 2025:

(in 000’s)	Akoya - Historical	Reclassification	Notes	Akoya - As Reclassified
Revenues
Product revenue	$12,032	$—		$12,032
Service and other revenue	4,607	—		4,607
Total revenue	$16,639	$—		$16,639
Cost of goods sold and services:
Cost of product revenue	4,491	118	(a), (d)	4,609
Cost of service and other revenue	2,277	(349)	(a)	1,928
Total costs of goods sold and services	$6,768	$(231)		$6,537
Gross profit	$9,871	$231		$10,102
Operating expenses:
Research and development	$5,557	$(136)	(d)	$5,421
Selling, general and administrative	17,580	367	(a)	17,947
Change in fair value of contingent consideration	146	(146)	(b)	—
Total operating expenses	$23,283	$85		$23,368
Loss from operations	(13,412)	146		(13,266)
Interest expense	(2,492)	2,492	(c)	—
Interest income (expense), net	313	(2,492)	(c)	(2,179)
Change in fair value of contingent consideration	—	(146)	(b)	(146)
Other income (expense), net	(13)	—		(13)
Loss before income taxes	$(15,604)	$—		$(15,604)
Income tax expense	(48)	—		(48)
Net loss	$(15,652)	$—		$(15,652)

Notes:

(a)

Represents the reclassification of shipping and handling costs for product sales of $18 thousand from cost of product revenue to selling, general and administrative and $349 thousand from cost of service and other revenue to selling, general and administrative to conform to Quanterix’s presentation.

(b)	Represents the reclassification of Akoya’s change in fair value of contingent consideration of $146 thousand to conform to Quanterix’s presentation.
(c)	Represents the reclassification of $2,492 thousand from interest expense to interest income (expense), net to conform to Quanterix’s presentation.
(d)	Represents the reclassification of Akoya’s amortization of capitalized software costs of $136 thousand from research and development to cost of product revenue to conform to Quanterix’s presentation.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024:

(in 000’s)	Akoya - Historical	Reclassification	Notes	Akoya - As Reclassified
Revenues
Product revenue	$53,027	$—		$53,027
Service and other revenue	28,645	—		28,645
Total revenue	$81,672	$—		$81,672
Cost of goods sold and services:
Cost of product revenue	22,039	516	(a), (d)	22,555
Cost of service and other revenue	11,755	(2,006)	(a)	9,749
Total costs of goods sold and services	$33,794	$(1,490)		$32,304
Gross profit	$47,878	$1,490		$49,368
Operating expenses:
Research and development	$19,745	$(543)	(d)	$19,202
Selling, general and administrative	69,317	2,033	(a)	71,350
Impairment and restructuring	—	6,058	(b)	6,058
Change in fair value of contingent consideration	(512)	512	(e)	—
Impairment	2,971	(2,971)	(b)	—
Restructuring	3,087	(3,087)	(b)	—
Total operating expenses	$94,608	$2,002		$96,610
Loss from operations	(46,730)	(512)		(47,242)
Interest expense	(10,429)	10,429	(c)	—
Interest income (expense), net	2,506	(10,429)	(c)	(7,923)
Change in fair value of contingent consideration	—	512	(e)	512
Other income (expense), net	(566)	—		(566)
Loss before income taxes	$(55,219)	$—		$(55,219)
Income tax expense	(146)	—		(146)
Net loss	$(55,365)	$—		$(55,365)

Notes:

(a)

Represents the reclassification of shipping and handling costs for product sales of $27 thousand from cost of product revenue to selling, general and administrative and $2,006 thousand from cost of service and other revenue to selling, general and administrative to conform to Quanterix’s presentation.

(b)	Represents the reclassification of $2,971 thousand from impairment and $3,087 thousand from restructuring to impairment and restructuring to conform to Quanterix’s presentation.
(c)	Represents the reclassification of $10,429 thousand from interest expense to interest income (expense), net to conform to Quanterix’s presentation.
(d)	Represents the reclassification of Akoya’s amortization of capitalized software costs of $543 thousand from research and development to cost of product revenue to conform to Quanterix’s presentation.
(e)	Represents the reclassification of Akoya’s change in fair value of contingent consideration of $512 thousand to conform to Quanterix’s presentation.

INTERESTS OF QUANTERIX DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Other than with respect to continued service for, employment by and the right to continued indemnification by the Combined Company, as of the date of this proxy statement/prospectus, Quanterix directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Quanterix stockholders generally. The Quanterix Board was aware of and considered these factors, among other matters, in reaching its determination that the terms of the Merger Agreement and the Merger are advisable, fair to and in the best interests of Quanterix and its stockholders, approving and deeming advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. For more information, see the sections titled “The Merger — Background of the Merger” and “The Merger — Quanterix’s Reasons for the Merger and Recommendation of the Quanterix Board.”

Following the consummation of the Merger, the Combined Company will have a nine-member board of directors, including seven directors from the Quanterix Board and two directors nominated by the Akoya Board. The Akoya nominees will sit in two different classes of directors on the Quanterix Board. Masoud Toloue and Vandana Sriram will continue to lead the Combined Company in their roles as chief executive officer and chief financial officer, respectively.

INTERESTS OF AKOYA DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Akoya Board with respect to the Akoya Merger Proposal, Akoya stockholders should be aware that the directors and executive officers of Akoya have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of Akoya stockholders generally. The members of the Akoya Board were aware of and carefully considered these interests, among other matters, in evaluating, negotiating and approving the Merger Agreement and in determining to recommend that Akoya stockholders approve the Akoya Merger Proposal.

These interests are described in more detail below. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Pursuant to SEC rules, this disclosure covers Akoya’s current directors and executive officers and also covers any former directors or executive officers of Akoya who served in such role at any time since January 1, 2024, and therefore also included in the below discussion is Frederic Pla, the former Chief Operating Officer of Akoya who served until August 16, 2024, and Dr. Garry Nolan, Ph.D., a former non-employee director of Akoya who served until January 9, 2024.

Appointment of Akoya Directors to the Quanterix Board of Directors

Under the terms of the Merger Agreement, as of the Effective Time, the Quanterix Board will consist of nine directors, seven of whom will be existing members from distinct classes of the Quanterix Board and two of whom will be nominated by the Akoya Board prior to the Effective Time and replace two existing members of distinct classes of the Quanterix Board, who would resign as directors of Quanterix as of immediately prior to the Effective Time. For further information, please read the section titled “The Merger — Post-Closing Governance” of this joint proxy statement/prospectus.

Outstanding Shares Held by Akoya Directors and Executive Officers

Certain of Akoya’s non-employee directors and executive officers own shares of Akoya Common Stock and will receive the same Merger Consideration for each share of Akoya Common Stock on the same terms and conditions as other Akoya stockholders. For more information regarding the security ownership of the members of the Akoya Board and Akoya’s executive officers, see the section titled “Certain Beneficial Owners of Akoya Common Stock.”

The following table shows, for each Akoya director and executive officer, as applicable, (1) the total number of shares of Akoya Common Stock held by such individual and (2) the total estimated value of such shares. The total estimated values in the table below have been determined assuming a share price of $1.23, which is the average closing share price for the five business days immediately following the public announcement of entry into the Merger Agreement on April 29, 2025, and are based on applicable holdings as of May 1, 2025 (and without regard to any acquisitions or dispositions that may have been or will be made after such date) and which excludes any shares of Akoya Common Stock that may be issued pursuant to granted and outstanding Akoya RSUs or Akoya Options

(whether vested or unvested) based on applicable outstanding holdings as of May 1, 2025, which are summarized in the separate table below.

Name	Total Shares of Akoya Common Stock (#)	Total Estimated Value ($)
Directors
Myla Lai-Goldman, M.D.	20,000	$24,600
Scott Mendel	28,500	$35,055
Thomas Raffin, M.D.(1)	234,592	$288,548
Thomas P. Schnettler	—	—
Robert Shepler (2)	369,592	$454,598
Matthew Winkler, Ph.D.	984,513	$1,210,951
Garry Nolan, Ph.D.(3)	555,084	$682,753
Executive Officers
Brian McKelligon	75,751	$93,174
Johnny Ek (4)	74,452	$91,576
Niro Ramachandran, Ph. D.	131,512	$161,760
Pascal Bamford	8,283	$10,188
Jennifer Kamocsay	16,722	$20,630
Frederic Pla, Ph.D. (5)	33,930	$41,734
(1)	Includes 234,592 shares of common stock held by Thomas A. Raffin Living Trust, of which Dr. Raffin serves as Trustee.
(2)

Includes 369,592 shares of common stock held by RGS Gift Trust. The Trustee of RGS Gift Trust is the domestic partner of Mr. Shepler. Mr. Shepler disclaims beneficial ownership of the shares held by RGS Gift Trust except to the extent of his pecuniary interest therein, if any.

(3)	Based on the number of shares held by Dr. Nolan as of his resignation date of January 9, 2024.
(4)	Includes 45,728 shares of common stock held by the Ek Trust.
(5)	Includes 20,000 shares held by The Pla Family Trust.

Treatment of Akoya Equity Awards

The treatment of outstanding Akoya equity awards at the Effective Time is summarized below. Except with respect to equity awards held by Mr. McKelligon (which are subject to single-trigger vesting, as described below), the outstanding Akoya equity awards held by Akoya’s executive officers following the Effective Time will be treated in the same manner as those Akoya equity awards held by employees generally, in accordance with the terms and conditions that were applicable to such awards immediately prior to the Effective Time. The outstanding Akoya equity awards held by all non-employee directors of Akoya will be treated in accordance with the terms and conditions that were applicable to such awards immediately prior to the Effective Time, and all such non-employee director awards will become immediately exercisable and fully vest immediately prior to the Effective Time as provided in The Akoya Biosciences, Inc. 2021 Equity Incentive Plan (“2021 Akoya EIP”). Additionally, as further described below, each of Akoya’s executive officers other than Frederick Pla is eligible to receive benefits under Akoya’s Executive Severance Plan (the “Executive Severance Plan”) and receive full vesting acceleration of any then unvested equity awards in the event of a qualifying termination of employment, as further described below. For such purposes, a “qualifying termination” means a termination of employment without cause or a resignation by the executive officer for good reason during the period beginning three months prior to the Effective Time and ending on the 12-month anniversary of the Effective Time.

Treatment of Akoya RSU Awards. At the Effective Time, each restricted stock unit in respect of Akoya Common Stock (each, an “Akoya RSU”) that is outstanding and unvested immediately prior to the Effective Time (a “Rollover RSU”) will automatically be converted into an award of restricted stock units with respect to the right to receive, upon vesting, the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Rollover RSU immediately prior to the Effective Time and treating such Rollover RSUs in the same manner as outstanding shares of Akoya Common Stock for such purposes. Each Rollover RSU will otherwise have the same terms and conditions, including vesting, that applied to the corresponding Akoya RSU immediately prior to the Effective Time.

At the Effective Time, each Akoya RSU that is outstanding and vested immediately prior to the Effective Time (a “Settled RSU”), including such Akoya RSUs that, by their existing terms, provide for vesting acceleration triggered in connection with the Effective Time and are so accelerated in accordance with their terms, will be automatically cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of each share of Akoya Common Stock subject to such Akoya RSU. The Akoya RSUs held by Mr. McKelligon (as contemplated by the CEO Offer Letter (as defined below)) will be so accelerated and treated as Settled RSUs.

Treatment of Akoya Option Awards. As of immediately prior to the Effective Time, each stock option to acquire shares of Akoya Common Stock (each, an “Akoya Option”) that is outstanding will, if unvested, become vested, and automatically:

●	if the per share exercise price for the Akoya Shares underlying such Akoya Option is equal to or greater than the sum of (i) the Per Share Cash Consideration and (ii) the product of the Per Share Stock Consideration and the Average Quanterix Stock Price (such sum, the “Per Share Merger Consideration Value”: terminate and be cancelled for no consideration; and
●	if the per share exercise price for the Akoya Shares underlying such Akoya Option is less than the Per Share Merger Consideration Value (such Akoya Options, the “Settled Options”): terminate and be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of a number of shares of Akoya Common Stock determined by assuming a synthetic cashless exercise of such Settled Options, determined based on the aggregate excess of the per share exercise price of such Settled Options divided by the Per Share Merger Consideration Value.

Outstanding Equity Awards Held by Akoya Directors and Executive Officers

The following table shows, for each Akoya director and executive officer, as applicable, the total number of Akoya equity awards held by such individual and the total estimated value of such equity awards. The total estimated values in the table below have been determined assuming a share price of $1.23, which is the average closing share price for the five business days immediately following the public announcement of the Merger Agreement on April 29, 2025 (the “Assumed Share Price”), and are based on applicable holdings as of May 1, 2025 (and without regard to any Akoya Option exercises, Akoya RSU vesting and settlements, or dispositions of such acquired shares that may have been or will be made after such date). The table also sets forth the value of these equity awards, determined as the number of shares of Akoya Common Stock subject to such equity awards multiplied by the Assumed Share Price (minus the applicable per share exercise price for any Akoya Options).

Name	Akoya Options (#)	Akoya Options ($)	Akoya RSUs (#)	Akoya RSUs ($)	Total Estimated Value of Akoya Options and RSUs ($)
Directors
Myla Lai-Goldman, M.D.	175,864	—	—	—	—
Scott Mendel	217,392	—	—	—	—
Thomas Raffin, M.D.	153,731	—	—	—	—
Thomas P. Schnettler	153,731	—	—	—	—
Robert Shepler	153,731	—	—	—	—
Matthew Winkler, Ph.D.	153,731	—	—	—	—
Garry Nolan, Ph.D.	246,831	$20,102	—	—	$20,102
Executive Officers
Brian McKelligon	1,434,060	$625,492.57	344,375	$423,581	$1,049,074
Johnny Ek	230,000	—	193,750	$238,313	$238,313
Niro Ramachandran, Ph. D.	222,566	$14,079.29	130,625	$160,669	$174,748
Pascal Bamford	240,000	—	198,125	$243,694	$243,694
Jennifer Kamocsay	145,000	—	162,500	$199,875	$199,875
Frederic Pla, Ph.D.	—	—	—	—	—

Executive Severance Plan

Executive Severance Plan.   Each currently employed Akoya executive officer participates in the Executive Severance Plan, which supersedes all prior or contemporaneous arrangements with respect to the benefits contemplated by the plan, including any severance benefits or payments included in any offer letter, employment agreement or other severance arrangement. The Executive Severance Plan provides that a participant will receive severance benefits (in addition to any accrued paid time off, if applicable, and base salary through the last day of employment) if his or her employment is terminated involuntarily by Akoya other than under circumstances constituting “cause” or due to death or “disability” (as such terms are defined in the Executive Severance Plan), or if his or her employment is terminated by the participant for “good reason,” as defined in the Executive Severance Plan (such involuntary termination, in each case, the “Involuntary Termination”). If a participant experiences an Involuntary Termination at any time other than during the period that begins three months before a change in control (as defined in the Executive Severance Plan) and ends on the first anniversary of the change in control (such period, the “Protected Period”), then the participant will receive (a) a lump-sum severance payment of nine months of the participant’s annual base salary (12 months in the case of the chief executive officer) as in effect immediately before the Involuntary Termination, and (b) continued payment for the cost of the participant’s and the participant’s dependents’ premiums for health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for nine months (12 months in the case of the chief executive officer), in each case, subject to the participant’s continued employment through the termination date identified in a termination notice and execution and non-revocation of a release of claims (the “Severance Conditions”). If a participant experiences an Involuntary Termination during the Protected Period, then the participant will receive, subject to the participant’s satisfaction of the Severance Conditions, (x) a lump-sum severance payment of 12 months of the participant’s annual base salary (18 months in the case of the chief executive officer) as in effect immediately before the Involuntary Termination, plus (y) the participant’s target bonus as in effect immediately before the Involuntary Termination, plus (z) continued payment for the cost of the participant’s and the participant’s dependents’ premiums for health continuation coverage under COBRA, for 12 months (18 months in the case of the chief executive officer). In addition, any unvested portion of the participant’s equity awards that are subject to a time-based vesting condition and that are outstanding immediately before such Protected Period termination will conditionally vest and become exercisable (as applicable) in full immediately before such termination, subject to the participant’s satisfaction of the Severance Conditions. The Merger will constitute a change in control under the Executive Severance Plan.

Assuming that the Effective Time occurred on May 1, 2025, and Akoya’s executive officers experienced a qualifying termination (including a CEO Qualifying Termination, as defined in the Executive Severance Plan, if applicable) on such date, the estimated aggregate value of cash severance payments that would be payable and the value of continued payment of COBRA premiums (excluding the value of accelerated vesting of Akoya Options and Akoya RSUs), is summarized in the table below.

Executive Officers	Cash Severance Payment	Target Bonus Payment	Cobra Premiums
Brian McKelligon	$843,570	$421,785	$64,789
Johnny Ek	$412,000	$206,000	$33,293
Niro Ramachandran, Ph. D.	$438,008	$219,004	$37,089
Pascal Bamford	$407,176	$203,588	$37,089
Jennifer Kamocsay	$391,400	$195,700	$28,281
Frederic Pla, Ph.D.	—	—	—

Chief Executive Officer Change in Control Arrangement

Pursuant to the offer letter dated as of June 28, 2017, entered into between Akoya and Akoya’s Chief Executive Officer, Mr. McKelligon (the “CEO Offer Letter”), in the event of a change of control (as defined therein), Mr. McKelligon will be entitled to receive full acceleration of his unvested Akoya Options, Akoya RSUs and other equity awards. The Merger will constitute a change of control under the CEO Offer Letter.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Akoya’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the Effective Time under directors’ and officers’ liability insurance policies from the Surviving Corporation. For additional information with respect to the indemnification and insurance coverage, see the section titled “The Merger Agreement — Indemnification of Officers and Directors.”

Continuing Employee Compensation and Benefits

Pursuant to the terms of the Merger Agreement, for the one-year period following the Effective Time Quanterix must provide or cause the Surviving Corporation to provide to employees of Akoya (including Akoya’s executive officers) who remain employed following the closing, with compensation and benefits at not less than the specified protective levels. For more information, please see the section titled “The Merger Agreement — Employee Matters.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses certain material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Akoya Common Stock that exchange their shares of Akoya Common Stock for cash and shares of Quanterix Common Stock pursuant to the Merger. The discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and differing interpretations. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this proxy statement/prospectus.

This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any consequences under foreign, state or local tax laws, U.S. federal estate or gift tax laws, or the Medicare contribution tax on net investment income.

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of Akoya Common Stock and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a domestic corporation;
•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders that hold their shares of Akoya Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to U.S. holders subject to special treatment under the U.S. federal income tax laws, including, for example:

•	banks, thrifts, insurance companies and other financial institutions;
•	S corporations and their stockholders;
•	tax-exempt organizations;
•	dealers or brokers in stocks, securities, commodities, or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	individual retirement or other deferred accounts;
•	persons that hold shares of Akoya Common Stock as part of a straddle, hedge, appreciated financial position, constructive sale, conversion, integrated or other risk reduction transaction;
•	regulated investment companies or real estate investment trusts;
•	U.S. holders whose “functional currency” is not the U.S. dollar;
•	holders who, directly, indirectly or constructively own (or at any time during the five-year period ending on the date of the Merger owned) 5% or more of Akoya Common Stock; and
•	holders who acquired their shares of Akoya Common Stock through the exercise of employee stock options, as a restricted stock award or otherwise as compensation.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Akoya Common Stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partner and partnership. Partnerships holding shares of Akoya Common Stock and partners in such partnerships are urged to consult their tax advisors about the tax consequences of the merger to them.

No ruling has been or will be sought from the Internal Revenue Service (“IRS”) and no opinion has been or will be rendered, regarding any matter described in this discussion or the U.S. federal income tax consequences of the Merger. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

This discussion is not tax advice and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the Merger. You are urged to consult with your tax advisor as to the tax consequences of the Merger in your particular circumstances, including any federal, state, local or foreign and other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the Receipt of Cash and Quanterix Common Stock

The receipt of cash and shares of Quanterix Common Stock by U.S. holders in exchange for shares of Akoya Common Stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash and shares of Quanterix Common Stock in exchange for shares of Akoya Common Stock pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the sum of the amount of cash (including cash in lieu of fractional shares of Quanterix Common Stock) and the fair market value, at the time of the Merger, of the shares of Quanterix Common Stock received by such U.S. holder in the Merger and (ii) such U.S. holder’s adjusted tax basis in its Akoya Common Stock. A U.S. holder’s adjusted tax basis in its shares of Akoya Common Stock will generally equal the amount that such U.S. holder paid for such shares of Akoya Common Stock. A U.S. holder that holds different blocks of Akoya Common Stock (generally, Akoya Common Stock acquired on different dates or at different prices) must determine its adjusted tax basis and holding period separately with respect to each such block of Akoya Common Stock.

Any gains or losses recognized by a U.S. holder on the receipt of cash and shares of Quanterix Common Stock for shares of Akoya Common Stock pursuant to the Merger generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. holder’s holding period in its shares of Akoya Common Stock exceeds one year as of the closing date of the Merger and provided other provisions and limitations are met. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

A U.S. holder’s tax basis in its shares of Quanterix Common Stock received in the Merger will equal the fair market value of such shares at the time of the Merger, and the holding period of such shares will commence on the day after the Merger.

Information Reporting and Backup Withholding

Information reporting and backup withholding (at a rate of 24% under current law) may apply to proceeds received by a U.S. holder pursuant to the Merger. Backup withholding generally does not apply to a U.S. holder that (1) furnishes the exchange agent for the Merger (or other payer) with a properly completed IRS Form W-9 (or an applicable substitute or successor form) certifying such U.S. holder’s correct taxpayer identification number and that such U.S. holder is not subject to backup withholding or (2) otherwise establishes an applicable exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability if the U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their tax advisors regarding the information reporting and backup withholding tax rules.

The preceding discussion is not, is not intended to be and may not be construed as tax advice. It is not a complete analysis or discussion of all potential tax considerations that may be relevant to you. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of Quanterix Common Stock and the rights of holders of shares of Akoya Common Stock. Quanterix and Akoya are each incorporated under the laws of the State of Delaware, and, accordingly, the rights of Quanterix stockholders and Akoya stockholders are both governed by the laws of the State of Delaware. The differences between the rights of Quanterix stockholders and Akoya stockholders primarily result from differences between the organizational documents of Quanterix and Akoya. As a result of the Merger, holders of shares of Akoya Common Stock that receive shares of Quanterix Common Stock will become stockholders of Quanterix. Accordingly, following the Merger, the rights of Akoya stockholders who become Quanterix stockholders will continue to be governed by the laws of the State of Delaware and will also then be governed by the Quanterix Charter and Quanterix Bylaws.

This section does not include a complete description of all of the differences between the rights of Quanterix stockholders and Akoya stockholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in these rights in this section is not intended to indicate that other differences that may be equally important do not exist. All Quanterix stockholders and Akoya stockholders are urged to read carefully the relevant provisions of the DGCL, as well as each company’s organizational documents. This summary is qualified in its entirety by reference to the full text of each of the Quanterix Charter, the Quanterix Bylaws, the Akoya Charter and the Akoya Bylaws. For information on how to obtain a copy of these documents, see the section titled “References to Additional Information.”

Quanterix Common Stock	Akoya Common Stock

Authorized Capital Stock

The authorized capital stock of Quanterix consists of (i) 120,000,000 shares of Quanterix Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share.

As of May 1, 2025, there were outstanding (i) 38,832,326 shares of Quanterix Common Stock, and (ii) no shares of Quanterix preferred stock.

The authorized capital stock of Akoya consists of (i) 500,000,000 shares of Akoya Common Stock, $0.00001 par value per share and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share.

As of May 1, 2025, there were outstanding (i) 49,875,399 shares of Akoya Common Stock and (ii) no shares of Akoya preferred stock.

Rights of Preferred Stock

The Quanterix Board is authorized to provide, by resolution or resolutions, for the establishment and/or issuance of shares of any series preferred stock, and with respect to each series, to designate the number of shares to be included in each such series, and to fix the voting powers, preferences, and rights, of the shares of each such series, and any qualifications, limitations or restrictions thereof.

The Akoya Board is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon a wholly-unissued series of preferred stock, and the number of shares constituting any such series and the designation thereof, or any of them.

Voting Rights

Holders of shares of Quanterix Common Stock are entitled to one vote for each share held; provided, however, that except as otherwise required by law, holders of Quanterix Common Stock will not be entitled to vote on any amendment to the Quanterix Charter (including any certificate of designations relating to preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Quanterix Charter (including any certificate of designation relating preferred stock).

Stockholders may act by the affirmative vote of a majority of the voting power of voting stock present and entitled to vote at a

The Akoya Bylaws provide that at any meeting of stockholders for the election of one or more directors at which a quorum is present, the election will be determined by a plurality of the votes cast by Akoya stockholders entitled to vote at the election. All other matters will be determined by a majority in voting power of the shares present in person or represented by proxy and entitled to vote on the matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, a majority of the shares of each such class present in person or represented by proxy and entitled to vote on the matter will decide such matter), provided that a quorum is present, except when a different vote is required by express provision of law, the Akoya Charter or the Akoya Bylaws.

The Akoya Charter provides that the voting rights of the holders of Akoya Common Stock are subject to the rights of the holders of any series of Akoya preferred stock then outstanding.

The Akoya Charter provides that, except as otherwise provided therein, the holders of Akoya Common Stock are entitled to one vote for each share of Akoya Common Stock held at all meetings of Akoya stockholders; provided, however, that, except as otherwise required by law, holders of Akoya Common Stock, as such, are not entitled to vote on any amendment to the Akoya Charter that relates solely to the terms of one or more outstanding series of Akoya preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Akoya Charter or pursuant to the DGCL.

Quanterix Common Stock	Akoya Common Stock

meeting of the stockholders of Quanterix, except as otherwise specified in the Quanterix Charter or the Quanterix Bylaws. Such exceptions include:

●
the election of directors, which will require a plurality vote;
●
the removal of directors with cause, which will require the affirmative vote of at least 75% of the voting power of all of the then-outstanding shares of capital stock of Quanterix entitled to vote at an election of directors, voting together as a single class;
●
any adoption, amendment or repeal of the Quanterix Bylaws, which will require the affirmative vote of holders of at least 75% of the voting power of all of the then outstanding shares of the capital stock of Quanterix entitled to vote generally in the election of directors, voting together as a single class; provided, however, that if the Quanterix Board stockholders approve such adoption, amendment or repeal, such adoption, amendment or repeal will only require a majority vote of the voting power of all of the then outstanding shares of the capital stock of Quanterix entitled to vote generally in the election of directors, voting together as a single class; and
●
any amendment to Article FIFTH (governing the limitation and regulation of the powers of Quanterix, its directors and Quanterix stockholders), Article SIXTH (governing the election and removal of directors), Article SEVENTH (governing amendments to the Quanterix Bylaws), Article EIGHTH (governing indemnification of directors and officers), Article NINTH (governing limitations on liability of directors), Article TENTH (governing amendments to the Quanterix Charter), Article ELEVENTH (governing rights and options) and Article TWELFTH (governing forum selection) of the Quanterix Charter, which will require the affirmative vote of at least 75% of the voting power of all of the then outstanding shares of the capital stock of Quanterix entitled to vote generally in the election of directors, voting together as a single class.

Quorum

The Quanterix Bylaws provide that the holders of a majority of the voting power of all of the shares of Quanterix Common Stock entitled to vote at a meeting of Quanterix stockholders, present in person or by proxy, will constitute a quorum for all purposes.

The Akoya Bylaws provide that, except as otherwise provided therein or by law, the holders of a majority of the shares of capital stock of Akoya entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business.

Quanterix Common Stock	Akoya Common Stock
Number and Term of Directors

The number of directors constituting the Quanterix Board may be fixed from time to time exclusively by resolution of the whole Quanterix Board. The Quanterix Board is divided into three classes. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election and until their successors are duly elected and qualified.

The Akoya Bylaws and Akoya Charter provide that the number of directors must initially be six and, thereafter, may be fixed from time to time exclusively by the Board, pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Akoya Board for adoption). The Akoya Board is divided into three classes. At each annual meeting of stockholders of Akoya, directors elected to replace those of a class whose terms expire at such annual meeting will be elected for a term expiring at the third succeeding annual meeting of Akoya stockholders after such election. All directors will hold office until the expiration of the term for which elected, and until their respective successors have been duly elected and qualified, except in the case of the death, resignation, or removal of any director. Nothing in the Akoya Charter precludes a director from serving consecutive terms.

Election of Directors

The Quanterix Bylaws provide that directors will be elected by a plurality of the votes cast at an election of directors.

The Akoya Bylaws provide that the Akoya Board will be elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting of Akoya stockholders and entitled to vote in the election of directors

Vacancies

The Quanterix Charter requires that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Quanterix Board resulting from death, resignation, disqualification, removal from office or any other cause, may only be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled in any other manner.

The Akoya Charter provides that newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Akoya Board may be filled only by the Akoya Board (and not by Akoya stockholders), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. A director elected to fill a vacancy may be elected for the unexpired term of such director’s predecessor in office and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, or removal.

Removal of Directors

The Quanterix Charter provides that directors may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of capital stock of Quanterix entitled to vote at an election of directors, voting together as a single class.

The Akoya Bylaws provide that directors may only be removed for cause and only upon the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all of the then outstanding shares of the capital stock of Akoya entitled to vote generally in the election of directors, voting together as a single class.

Director Nominations by Stockholders

The Quanterix Bylaws provide that nominations of persons for election to the Quanterix Board may be made at an annual meeting of Quanterix stockholders by any Quanterix stockholder

The Akoya Bylaws provide that nominations for the election of directors at an annual meeting may be made only by (i) the Akoya Board or a duly authorized committee thereof or (ii) any Akoya stockholder who is a stockholder of record at the time of

Quanterix Common Stock	Akoya Common Stock

who is entitled to vote at such meeting and has complied with the notice and other procedures set forth in the Quanterix Bylaws.

The Quanterix Bylaws provide that nominations of persons for election to the Quanterix Board may be made at a special meeting of Quanterix stockholders, provided that the Quanterix Board has determined that directors will be elected at such meeting, by any stockholder who is entitled to vote at such meeting and has complied with the notice and other procedures set forth in the Quanterix Bylaws.

The Quanterix Bylaws provide that a Quanterix stockholder must give advance written notice to Quanterix of a director nomination. The notice must be in writing and delivered to the corporate secretary at the principal executive offices of Quanterix not less than 90 or more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary of the date of the preceding year’s annual meeting, notice by the Quanterix stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by the Quanterix. The voting requirements for election of Quanterix directors are discussed above (see the section titled “— Election of Directors”).

As to each person whom the stockholder proposes to nominate and as to the stockholder giving the notice, any stockholder notice relating to the nomination of Quanterix directors must contain:

●
all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case, pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
●
a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, as amended, if the stockholder making the nomination and giving notice, who is entitled to vote at the meeting and who otherwise complies with the procedures set forth in the Akoya Bylaws.

All nominations by Akoya stockholders must be made pursuant to timely notice given in writing to the Secretary of Akoya. To be timely, an Akoya stockholder’s nomination for a director to be elected at an annual meeting must be received at Akoya’s principal executive offices not later than 90 days nor earlier than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting as first specified Akoya’s notice of meeting, or if no annual meeting was held in the previous year or the date of the annual meeting is advanced or delayed by more than 30 days from that anniversary date, notice must be received not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made.

Each such notice must set forth:

●
as to the Akoya stockholder and the beneficial owner, if any, on whose behalf the nomination is being made, and any of their respective affiliates or associates or others acting in concert therewith (each, a “Nominating Person”), the name and address, as they appear on Akoya’s books, of the Akoya stockholder who intends to make the nomination and of any other Nominating Person;
●
the class or series and number of shares of Akoya which are owned beneficially and of record by the stockholder and any other Nominating Person as of the date of the notice, and a representation that the stockholder will notify Akoya in writing within five business days after the record date for voting at the meeting of the class or series and number of shares of Akoya owned beneficially and of record by the Akoya stockholder and any other Nominating Person as of the record date for voting at the meeting;
●
a representation that the Akoya stockholder intends to appear in person or by proxy at the meeting to nominate the nominee specified in the notice;
●
the following information regarding the ownership interests of the Akoya stockholder and any other Nominating Person, which shall be supplemented in writing by the Akoya stockholder not later than 10 days after the record date for notice of the meeting to disclose such interests as of such record date: (i) a description of any Derivative Instrument directly or indirectly owned beneficially by such stockholder or other Nominating Person, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or

Quanterix Common Stock	Akoya Common Stock
any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;
●
to the extent known by the stockholder, the name and address of any other securityholder of Quanterix who owns, beneficially or of record, any securities of the Quanterix and who supports any nominee proposed by such stockholder; and
●
with respect to each nominee for election or reelection to the Quanterix Board, include a completed and signed questionnaire, representation and agreement as required by the Quanterix Bylaws.
●
the name and address of such stockholder, as they appear on Quanterix’s books, and of such beneficial owner;
●
the class or series and number of shares of Quanterix which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner;
●
any derivative instrument directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Quanterix;
●
any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of Quanterix;
●
any short interest in any security of Quanterix;
●
any rights to dividends on the shares of Quanterix owned beneficially by such stockholder that are separated or separable from the underlying shares of Quanterix;
●
any proportionate interest in shares of Quanterix or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;
●
any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Quanterix or derivative instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which decrease in the value of shares of Akoya; (ii) a description of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or other Nominating Person has a right to vote any shares of any security of Akoya; (iii) a description of any Short Interests in any securities of Akoya directly or indirectly owned beneficially by such stockholder or other Nominating Person; (iv) a description of any rights to dividends on the shares of Akoya Common Stock owned beneficially by such stockholder or other Nominating Person that are separated or separable from the underlying shares of Akoya; (v) a description of any proportionate interest in shares of Akoya or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such Akoya stockholder or other Nominating Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; (vi) a description of any performance-related fees (other than an asset-based fee) to which such Akoya stockholder or other Nominating Person is entitled based on any increase or decrease in the value of shares of Akoya Common Stock or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such stockholder’s or other Nominating Person’s immediate family sharing the same household; (vii) a description of any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Akoya held by such Akoya stockholder or other Nominating Person; and (viii) a description of any direct or indirect interest of such stockholder or other Nominating Person in any contract with the Akoya, any affiliate of Akoya or any principal competitor of Akoya (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);
●
a description of all arrangements or understandings between the stockholder or other Nominating Person and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;
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a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and any other Nominating Person, on the one hand, and each nominee, and his respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Akoya stockholder and any Nominating Person, if

Quanterix Common Stock	Akoya Common Stock
information will be supplemented by such stockholder and beneficial owner, if any, not later than ten days after the record date for the meeting to disclose such ownership as of the record date; provided that if such date is after the date of the meeting, not later than the day prior to the meeting;
●
any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, the proposal pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;
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a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and
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a statement whether or not either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of Quanterix’s voting shares to elect such nominee or nominees.

any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;
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a covenant that the director nominee will complete a questionnaire required of directors and officers within 10 days of being provided one by Akoya;
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a representation that the nominee is not and will not become a party to any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of Akoya, will act or vote on any issue or question (i) that has not been disclosed to Akoya or (ii) that could limit or interfere with such person’s ability to comply, if elected a director of Akoya, with such person’s fiduciary duties under applicable law;
●
such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the Akoya Board; and
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the signed consent of each nominee (i) to be named as a nominee by the stockholder, (ii) to being named in Akoya’s form of proxy pursuant to Rule 14a-19 under the Exchange Act and (iii) to serve as a director of Quanterix if so elected.

Stockholder Proposals

The Quanterix Bylaws provide that any proposal of business to be considered by Quanterix stockholders, which is a proper matter for stockholder action under the DGCL, may be made at an annual meeting of Quanterix stockholders by a stockholder of record entitled to vote at such meeting as of the record date of such meeting and has complied with the notice and other procedures set forth in the Quanterix Bylaws.

The Quanterix Bylaws provide that a stockholder must give advance written notice to Quanterix of any proposal of business to be considered by Quanterix stockholders. The notice must be in writing and delivered to the corporate secretary at the principal executive offices of Quanterix not less than 90 or more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary of the date of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting

The Akoya Bylaws provide that, to be properly brought before an annual meeting, any proposal of business to be considered by Akoya stockholders must be brought by an Akoya stockholder who (i) is a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner is the beneficial owner of shares of Akoya) both at the time of giving the notice provided for in the Akoya Bylaws and at the time of the meeting, (ii) is entitled to vote at the meeting and (ii) has complied with the notice procedures set forth in the Akoya Bylaws as to such business.

For any business to be properly brought before an annual meeting by an Akoya stockholder (other than nominations for election of directors), it must be a proper matter for Akoya stockholder action under the DGCL, and the Akoya stockholder must have given timely notice thereof in writing to the Secretary of Akoya.

To be timely, an Akoya stockholder’s notice must be in writing and must be received at Akoya’s principal executive offices not later than 90 days nor earlier than 120 days prior to the first

Quanterix Common Stock	Akoya Common Stock

or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by the Quanterix.

Any such notice by the stockholder must include:

●
a brief description of the business desired to be brought before the meeting, including the text of any resolutions proposed for consideration;
●
the reasons for conducting such business at the meeting;
●
any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;
●
to the extent known by the stockholder, the name and address of any other securityholder of Quanterix who owns, beneficially or of record, any securities of Quanterix and who supports any matter such stockholder intends to propose;
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the name and address of such stockholder, as they appear on Quanterix’s books, and of such beneficial owner;
●
the class or series and number of shares of Quanterix which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner;
●
any derivative instrument directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Quanterix;
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any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of Quanterix;
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any short interest in any security of Quanterix;
●
any rights to dividends on the shares of Quanterix owned beneficially by such stockholder that are separated or separable from the underlying shares of Quanterix;
●
any proportionate interest in shares of Quanterix or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

anniversary of the date of the preceding year’s annual meeting as first specified in Akoya’s notice of meeting or if the date of the annual meeting is advanced or delayed by more than 30 days by more than 30 days from the anniversary of the previous year’s annual meeting, not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made.

Each such notice must either satisfy the requirements of the Exchange Act or set forth:

●
as to each matter the Akoya stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the text of the proposal or business, including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Akoya Bylaws, the language of the proposed amendment; and
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as to the Akoya stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is being made, and any of their respective affiliates or associates (each within the meaning of Rule 12b-2 under the Exchange Act) or others acting in concert therewith (each, a “Proposing Person”)
●
the name and address, as they appear on Akoya’s books, of the Akoya stockholder proposing such business and of any other Proposing Person;
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the class or series and number of shares of Akoya which are owned beneficially and of record by the stockholder and any other Proposing Person as of the date of the notice, and a representation that the Akoya stockholder will notify Akoya in writing within five business days after the record date for voting at the meeting of the class or series and number of shares of Akoya owned beneficially and of record by the stockholder and any other Proposing Person as of the record date for voting at the meeting;
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a representation that the Akoya stockholder intends to appear in person or by proxy at the meeting to propose the business specified in the notice;
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any material interest of the Akoya stockholder and any other Proposing Person in such business;
●
the following information regarding the ownership interests of the Akoya stockholder and any other Proposing Person which must be supplemented in writing by the Akoya stockholder not later than 10

Quanterix Common Stock	Akoya Common Stock
●
any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Quanterix or derivative instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information will be supplemented by such stockholder and beneficial owner, if any, not later than ten days after the record date for the meeting to disclose such ownership as of the record date; provided that if such date is after the date of the meeting, not later than the day prior to the meeting;
●
any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, the proposal pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;
●
a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and
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a statement whether or not either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Quanterix’s voting shares required under applicable law to carry the proposal.

days after the record date for voting at the meeting to disclose such interests as of such record date:
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a description of any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of Akoya or with a value derived in whole or in part from the value of any class or series of shares of Akoya, any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of Akoya, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of Akoya, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of Akoya, whether or not such instrument, contract or right must be subject to settlement in the underlying class or series of shares of Akoya, through the delivery of cash or other property, or otherwise, and without regard to whether the Akoya stockholder of record or any other Proposing Person may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right (a “Derivative Instrument”) directly or indirectly owned beneficially by such Akoya stockholder or other Proposing Person, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Akoya;
●
a description of any proxy, contract, arrangement, understanding, or relationship pursuant to which such Akoya stockholder or other Proposing Person has a right to vote any shares of any security of Akoya;
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a description of any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such Akoya stockholder or other Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of Akoya by, manage the risk of share price

Quanterix Common Stock	Akoya Common Stock

changes for, or increase or decrease the voting power of, such Akoya stockholder or other Proposing Person with respect to any class or series of the shares of Akoya, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of Akoya (“Short Interests”);
●
a description of any rights to dividends on the shares of Akoya owned beneficially by such stockholder or other Proposing Person that are separated or separable from the underlying shares of Akoya;
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a description of any proportionate interest in shares of Akoya or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or other Proposing Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;
●
a description of any performance-related fees (other than an asset-based fee) to which such Akoya stockholder or other Proposing Person is entitled based on any increase or decrease in the value of shares of Akoya or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such Akoya stockholder’s or other Proposing Person’s immediate family sharing the same household;
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a description of any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of Akoya held by such Akoya stockholder or other Proposing Person; and
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a description of any direct or indirect interest of such Akoya stockholder or other Proposing Person in any contract with Akoya, any affiliate of Akoya or any principal competitor of Akoya (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); and
●
any other information relating to such Akoya stockholder or other Proposing Person, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of

Quanterix Common Stock	Akoya Common Stock
directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Stockholder Action by Written Consent

The Quanterix Charter and the Quanterix Bylaws provide that any action required or permitted to be taken by Quanterix stockholders may be taken only at a duly called annual or special meeting of Quanterix stockholders and may not be taken by written consent.

The Akoya Charter provides that any action required or permitted to be taken by Akoya stockholders may be taken only at a duly called annual or special meeting of Akoya’s stockholders and may not be taken by written consent.

Cumulative Voting

The Quanterix Charter does not authorize cumulative voting.	The Akoya Charter does not authorize cumulative voting.

Certificate of Incorporation Amendments

The Quanterix Charter provides that any amendment to the following sections of the Quanterix Charter require the affirmative vote of at least 75% of the voting power of all of the then outstanding shares of the capital stock of Quanterix entitled to vote generally in the election of directors, voting together as a single class:

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Article FIFTH (governing the limitation and regulation of the powers of Quanterix, its directors and Quanterix stockholders);
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Article SIXTH (governing the election and removal of directors);
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Article SEVENTH (governing amendments to the Quanterix Bylaws);
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Article EIGHTH (governing indemnification of directors and officers);
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Article NINTH (governing limitations on liability of directors);
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Article TENTH (governing amendments to the Quanterix Charter);
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Article ELEVENTH (governing rights and options); and
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Article TWELFTH (governing forum selection).

The Akoya Charter provides that Akoya reserves the right to amend or repeal any provision contained in the charter in the manner prescribed by the DGCL and all rights conferred upon Akoya stockholders are granted subject to this reservation; provided, that, notwithstanding any other provision of the charter or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of the holders of at least 662∕3% of the voting power of all of the then outstanding shares of the capital stock of Akoya entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision of the Akoya Charter inconsistent with:

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Article VI (governing limitations on the powers of Akoya and its directors and stockholders);
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Article VII (governing indemnification of directors and officers);
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Article VIII (governing powers of Akoya conferred upon the Akoya Board);
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Article X (governing amendments to the Akoya Charter);
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Article XII of the charter (governing forum selection).

Bylaw Amendments

The Quanterix Charter provides that the Quanterix Bylaws may be adopted, amended or repealed by (i) the Quanterix Board or (ii) the affirmative vote of the holders of at least 75% of the voting power of all of the then outstanding shares of the capital

The Akoya Charter and the Akoya Bylaws provide that the Akoya Board is expressly empowered to adopt, amend or repeal the Akoya Bylaws. Any adoption, amendment or repeal of the Bylaws by the Akoya Board requires the approval of a majority of the total number of authorized directors (whether or not there

Quanterix Common Stock	Akoya Common Stock
stock of Quanterix entitled to vote generally in the election of directors, voting together as a single class.

exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Akoya Board). Akoya stockholders also have power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of Bylaws by Akoya stockholders requires, in addition to any vote of the holders of any class or series of stock of Akoya required by law or by this Charter, the affirmative vote of the holders of at least 662∕3% of the voting power of all of the then outstanding shares of the capital stock of Akoya entitled to vote generally in the election of directors, voting together as a single class.

Special Stockholders’ Meetings

The Quanterix Charter provides that special meetings of Quanterix stockholders may be called only by or at the direction of the Quanterix Board acting pursuant to a resolution adopted by a majority of the total number of directors of the Quanterix Board whether of not there exist any vacancies.

The Akoya Bylaws provide that, subject to the Akoya Charter, the rights of the holders of any series of preferred stock then outstanding and to the requirements of applicable law, special meetings of Akoya stockholders may be called only by the Akoya Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Akoya Board for adoption), the Chairperson of the Akoya Board, or the Chief Executive Officer and may not be called by any other person or persons. Any business transacted at any special meeting of Akoya stockholders must be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Notice of Special Meetings of the Stockholders

The Quanterix Bylaws provide that notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, will be given, not less than ten nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided in the Quanterix Bylaws or required by the DGCL or the Quanterix Charter.

If mailed, notice to stockholders will be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of Quanterix. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting will constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to

The Akoya Bylaws provide that written notice of each meeting of Akoya stockholders, whether annual or special, must be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each Akoya stockholder entitled to vote at such meeting as of the record date fixed by the Akoya Board for determining the Akoya stockholders entitled to notice of the meeting, except as otherwise provided herein or required by the DGCL or the charter. The notice of any meeting must state the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which Akoya stockholders and proxy holders may be deemed to be present in person and vote at such meeting. The notice of a special meeting must state, in addition, the purpose or purposes for which the meeting is called.

Notice to Akoya stockholders must be delivered in writing or in any other manner permitted by the DGCL. If mailed, such notice must be delivered by postage prepaid envelope directed to each Akoya stockholder at such stockholder’s address as it appears in the records of Akoya and must be deemed given when deposited in the United States mail. Without limiting the manner by which notices of meetings otherwise may be given effectively to Akoya stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the DGCL. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of Akoya that the notice has been given by personal delivery, by mail, or by a form of electronic

Quanterix Common Stock	Akoya Common Stock
the transaction of business because the meeting is not lawfully called or convened.

transmission will, in the absence of fraud, be prima facie evidence of the facts stated therein.

Notice of any meeting of Akoya stockholders need not be given to any Akoya stockholder if waived by such Akoya stockholder either in a writing signed by such Akoya stockholder or by electronic transmission, whether such waiver is given before or after such meeting is held. If such a waiver is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the Akoya stockholder.

Indemnification of Directors, Officers and Employees

The Quanterix Charter and Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of Quanterix or is or was serving at the request of Quanterix as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, will be indemnified and held harmless by Quanterix to the fullest extent permitted by the DGCL, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee.

If a claim under for indemnification is not paid in full by Quanterix within 60 days after a written claim has been received by Quanterix, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against Quanterix to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by Quanterix to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee will also be entitled to be paid the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it will be a defense that, and (ii) in any suit brought by Quanterix to recover an advancement of expenses pursuant to the terms of an undertaking, Quanterix will be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of Quanterix (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the

The Akoya Charter provides that Akoya must, to the fullest extent permitted by the DGCL, indemnify its directors and officers. The Akoya Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person of whom he or she is the legal representative, is or was a director or officer of Akoya or is or was serving at the request of Akoya as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, will be indemnified and held harmless by Akoya to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Akoya to provide broader indemnification rights than such law permitted Akoya to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification must continue as to a person who has ceased to be a director or officer and must inure to the benefit of his heirs, executors and administrators; provided, that except as provided elsewhere in the Akoya Bylaws, Akoya will indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (i) such indemnification is expressly required to be made by law, (ii) the proceeding (or part thereof) was authorized by the Board, (iii) such indemnification is provided by Akoya, in its sole discretion, pursuant to the powers vested in Akoya under the DGCL, or (iv) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification or advancement under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the DGCL. The rights in the Akoya Bylaws will be contract rights and must include the right to be paid reasonable expenses and attorneys’ fees incurred in defending any such proceeding in advance of its final disposition; provided, that the payment of such expenses incurred by a director or officer of Akoya in his capacity as a director or officer (and not in any other

Quanterix Common Stock	Akoya Common Stock

circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by Quanterix (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or Quanterix stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses, or brought by Quanterix to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses will be on Quanterix.

The rights to indemnification and to the advancement of expenses will not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Quanterix Charter or Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

Quanterix enter into indemnity agreements with the persons who are members of the Quanterix Board from time to time, and with such officers, employees and agents of Quanterix and with such officers, directors, employees and agents of subsidiaries as the Quanterix Board may designate, such indemnity agreements to provide in substance that Quanterix will indemnify such persons, and to include any other substantive or procedural provisions regarding indemnification as are not inconsistent with Delaware law. The provisions of such indemnity agreements shall prevail to the extent that they limit or condition or differ from the provisions of the Quanterix Bylaws.

Quanterix may, to the extent authorized from time to time by the Quanterix Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of Quanterix to the fullest extent of the provisions of the Quanterix Bylaws with respect to the indemnification and advancement of expenses of directors and officers of Quanterix.

The rights conferred upon indemnitees will be contract rights and such rights will continue as to an indemnitee who has ceased to be a director, officer, employee, agent or trustee and will inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of the Quanterix Bylaws that adversely affects any right of an indemnitee or its successors will be prospective only and will not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to any such amendment, alteration or repeal.

capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, will be made only upon delivery to Akoya of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified the Akoya Bylaws or otherwise.

The Akoya Bylaws provide that Akoya may, to the extent authorized from time to time by the Akoya Board, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of Akoya.

Limitation of Personal Liability of Directors

The Quanterix Charter provides that no director will be personally liable to Quanterix or Quanterix stockholders for any	The Akoya Charter provides that, no director of Akoya will be personally liable to Akoya or its stockholders for monetary

Quanterix Common Stock	Akoya Common Stock

monetary damages for breaches of fiduciary duty as a director; except for liability (i) for any breach of the director’s duty of loyalty to Quanterix or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision will apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

damages for breach of such director’s fiduciary duty as a director of Akoya except for liability (i) for any breach of the director’s duty of loyalty to Akoya or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize further elimination or limitation of the liability of directors, then the liability of a director of Akoya, in addition to the limitation on personal liability provided herein, will be limited to the fullest extent permitted by the amended DGCL.

Any repeal or modification of this provision in the Akoya Charter by the stockholders of Akoya will be prospective only and must not adversely affect any limitation on the personal liability of a director of Akoya existing at the time of such repeal or modification.

Akoya will indemnify any director or officer to the fullest extent permitted by Delaware law

Advancement

The Quanterix Bylaws also provide that any person claiming indemnification pursuant to the Quanterix Charter will also have the right to be paid by Quanterix the expenses (including attorney’s fees) incurred in defending actions in advance of its final disposition.

Insurance

The Quanterix Charter provides that Quanterix may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Quanterix or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Quanterix would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Advancement

The Akoya Bylaws provide that Akoya may, to the extent authorized from time to time by the Akoya Board, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of Akoya to the fullest extent of the provisions of Article VIII of the Akoya Bylaws with respect to the indemnification of and advancement of expenses to directors and officers Akoya.

Insurance

The Akoya Bylaws provide that Akoya will maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of Akoya or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Akoya would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Change of Control Laws

In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (i) prior to such time, the Quanterix Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and

Because the Akoya Charter and Bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, Akoya is subject to Section 203 of the DGCL.

Quanterix Common Stock	Akoya Common Stock

by certain employee stock plans, or (iii) at or subsequent to such time, the business combination is approved by the Quanterix Board and authorized by the affirmative vote at a stockholders’ meeting of at least 66 and 2∕3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Because the Quanterix Charter and Bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, Quanterix is subject to Section 203 of the DGCL.

Forum Selection

The Quanterix Charter provides that, unless Quanterix consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Quanterix, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of Quanterix to Quanterix or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Quanterix Charter (iv) any action asserting a claim governed by the internal affairs doctrine.

The Akoya Charter provides that, unless Akoya consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Akoya, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of Akoya to Akoya or the Akoya’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Akoya Charter or the Akoya Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

In addition, unless Akoya consents in writing to the selection of an alternative forum, the U.S. federal district courts is, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations under the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Waiver of Corporate Opportunities

The Quanterix Charter and Quanterix Bylaws do not contain any provisions with regard to the waiver of corporate opportunities.	The Akoya Charter and Akoya Bylaws do not contain any provisions with regard to the waiver of corporate opportunities.

Preemptive Rights

Neither the Quanterix Charter nor the Quanterix Bylaws provide for any preemptive rights for Quanterix stockholders.	Neither the Akoya Charter nor the Akoya Bylaws provide for any preemptive rights for Akoya stockholders.

Dividends

The Quanterix Charter provides that dividends may be declared and paid on Quanterix Common Stock from lawfully available funds, as and when determined by the Quanterix Board in their sole discretion, subject to provisions of law, any provision of the Quanterix Charter, and subject to the relative rights and preferences of any shares of preferred stock authorized, issued and outstanding.

The Akoya Charter provides that the dividend rights of the Akoya Common Stock are subject to the rights of the holders of any series of preferred stock then outstanding, but neither the Akoya Charter nor the Akoya Bylaws otherwise address dividends.

APPRAISAL RIGHTS

Record holders and beneficial owners of Akoya Common Stock who comply with the procedures summarized below will be entitled to appraisal rights if the Merger is completed. Under Section 262 of the DGCL, record holders and beneficial owners of shares of Akoya Common Stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have such shares of Akoya Common Stock appraised by the Delaware Court of Chancery. Shares of Akoya Common Stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the Per Share Merger Consideration, but instead will be canceled and represent the right to receive, in lieu of the Per Share Merger Consideration, a cash payment that is equal to the fair value of their shares of Akoya Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger), as determined by the Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 of the DGCL (the “Appraisal Payment”). The fair value of such shares of Akoya Common Stock could be more than, less than, or equal to the Per Share Merger Consideration. Akoya is required to send a notice to that effect to each record holder, as of the Akoya Record Date, of Akoya Common Stock not less than 20 days prior to the Akoya Special Meeting and include in the notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Akoyas notice to the record holders of Akoya Common Stock that appraisal rights are available in connection with the Merger, and the full text of Section 262 of the DGCL is set forth in Annex G hereto.

The following is intended as a brief summary of the material provisions of Section 262 of the DGCL, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262 of the DGCL. All references in Section 262 of the DGCL to “stockholder” and in this summary to a “stockholder” or “holder” are to the record holder of shares of Akoya Common Stock as to which appraisal rights are asserted and all such references to a “beneficial owner” are to a person who is the beneficial owner of Akoya Common Stock held either in voting trust or by a nominee on behalf of such person. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 of the DGCL. Failure to comply timely and properly with the requirements of Section 262 of the DGCL may result in the loss of your appraisal rights under the DGCL. This notice does not constitute any legal or other advice, nor does it constitute a recommendation that holders or beneficial owners of Akoya Common Stock exercise their appraisal rights under Section 262 of the DGCL. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.

Record holders and beneficial owners of Akoya Common Stock who desire to exercise their appraisal rights must do all of the following: (i) not vote in favor of the Akoya Merger Proposal, (ii) deliver in the manner set forth below a written demand for appraisal of such holder’s or beneficial owner’s shares of Akoya Common Stock to Akoya’s Corporate Secretary before the vote on the Akoya Merger Proposal at the Akoya Special Meeting is taken, (iii) continuously hold of record or beneficially own, as applicable, such shares of Akoya common stock from the date of making the demand through completion of the Merger and (iv) otherwise comply with the requirements of Section 262 of the DGCL.

A demand for appraisal must be executed by or for the holder of record or beneficial owner, as applicable. The demand should set forth, fully and correctly, the person’s identity. If shares are owned of record or beneficially owned by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all such joint holders of record or beneficial owners. An authorized agent, including an agent of two or more joint holders of record or beneficial owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, the agent must identify the record holder or holders or beneficial owner or owners, respectively, and expressly disclose that, in exercising the demand, the agent is acting as agent for the record holder or holders or beneficial owner or owners, as applicable.

As required by Section 262 of the DGCL, a demand for appraisal must be in writing and must reasonably inform Akoya of the identity of the record holder or beneficial owner and of such holder’s or beneficial owner’s intention to seek appraisal of the holder’s or beneficial owner’s shares.

Record holders and beneficial owners of Akoya Common Stock who elect to demand appraisal of their shares must mail or deliver their written demand to:

Akoya Biosciences, Inc.

Attention: Chief Legal Officer

100 Campus Drive, 6th Floor

Marlborough, MA 01752

The written demand for appraisal should specify the stockholder’s name and mailing address. In addition, in the case of a demand for appraisal of a beneficial owner, the demand must also (1) reasonably identify the holder of record of the shares for which the demand is made, (2) be accompanied by documentary evidence of the beneficial owner’s ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be and (3) provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 of the DGCL and the verified list required by subsection (f) of Section 262 of the DGCL (discussed further below). Whether made by a holder of record or a beneficial owner, the written demand must reasonably inform Akoya that the Akoya holder of record or beneficial owner intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Akoya prior to the vote on the Akoya Merger Proposal at the Akoya Special Meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the Akoya Merger Proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. In addition, the holder or beneficial owner must not vote its shares of Akoya Common Stock in favor of the Akoya Merger Proposal. An executed proxy by a record holder that does not contain voting instructions will, unless revoked, be voted in favor of the Akoya Merger Proposal and will cause the stockholder’s right of appraisal to be lost. Therefore, an Akoya stockholder who desires to exercise appraisal rights should either (x) refrain from executing and submitting the enclosed proxy card or (y) vote by proxy against the Akoya Merger Proposal or affirmatively register an abstention with respect thereto. In the case of a beneficial owner, brokers, banks and other nominees that hold shares of Akoya Common Stock in “street name” for their customers do not have discretionary authority to vote on the Akoya Merger Proposal without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares held in “street name” instructs such person’s broker, bank or other nominee to vote such person’s shares in favor of the Akoya Merger Proposal, and does not revoke such instruction prior to the vote on the Akoya Merger Proposal, then such shares will be voted in favor of the Akoya Merger Proposal, and it will cause such beneficial owner to lose his, her or its right to appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner who wishes to exercise appraisal rights must either not provide any instructions to such person’s broker, bank or other nominee how to vote on the Akoya Merger Proposal or must instruct such broker, bank or other nominee to vote against the Akoya Merger Proposal or abstain from voting on such proposal.

Within 120 days after completion of the Merger, either Akoya (as the Surviving Corporation), or any holder or beneficial owner of shares of Akoya Common Stock who has timely and properly demanded appraisal of such person’s shares and who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on Akoya (as the Surviving Corporation) in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the shares of all persons who have properly demanded appraisal. There is no present intent on the part of Akoya (as the Surviving Corporation) to file an appraisal petition, and stockholders or beneficial owners seeking to exercise appraisal rights should not assume that Akoya (as the Surviving Corporation) will file such a petition or that Akoya (as the Surviving Corporation) will initiate any negotiations with respect to the fair value of such shares. Accordingly, record holders and beneficial owners of Akoya Common Stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. If no such petition is filed within that 120 day period, appraisal rights will be lost for such person.

Within 120 days after completion of the Merger, any holder or beneficial owner of shares of Akoya Common Stock who has complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from Akoya (as the Surviving Corporation) a statement setting forth the aggregate number of shares of Akoya Common Stock not voting in favor of the Merger and with respect to which demands for appraisal were received by Akoya (as the Surviving Corporation) and the number of holders or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be mailed within ten days after the written request therefor has been received by Akoya (as the Surviving Corporation) or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed by a holder or beneficial owner of Akoya Common Stock and a copy of the petition is served upon Akoya (as the Surviving Corporation), then Akoya (as the Surviving Corporation) will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares of Akoya Common Stock and with whom agreements as to the value of their shares of Akoya Common Stock have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Delaware Register in Chancery to provide notice of the time and place fixed for the hearing on the petition be mailed to Akoya (as the Surviving Corporation) and all of the persons shown on the verified list. The costs of these notices are borne by Akoya (as the Surviving Corporation).

After notice to persons who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those persons who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. Assuming shares of Akoya Common Stock remain listed on a national securities exchange immediately before the Merger (which is expected to be the case), the Delaware Court of Chancery must dismiss an appraisal proceeding as to all holders or beneficial owners of Akoya Common Stock who assert appraisal rights unless (i) the total number of shares entitled to appraisal rights which have been pursued and perfected exceeds 1% of the outstanding shares of the class or series eligible for appraisal as measured in accordance with subsection (g) of Section 262 of the DGCL, or (ii) the value of the consideration provided in the Merger (i.e., the Merger Consideration) for such total number of shares seeking appraisal exceeds $1.0 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL (which, with respect to this clause (iii), is not expected to be the case). Where proceedings are not dismissed, and after determining the persons entitled to an appraisal, the appraisal proceeding will be conducted, as to the shares of Akoya Common Stock owned by such holders or beneficial owners of Akoya Common Stock, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

In determining fair value and the amount of the Appraisal Payment, if any, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court has indicated that transaction price is one of the relevant factors the Court of Chancery may consider in determining “fair value” and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 of the DGCL provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262 of the DGCL, interest from the effective date through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date and the date of payment of the judgment.

At any time before the entry of judgment in the proceedings, Akoya (as the Surviving Corporation) may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in Section 262 of the DGCL only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the Appraisal Payment is determined, the Delaware Court of Chancery will direct the payment of such value to the persons entitled thereto upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

Record holders and beneficial owners of Akoya Common Stock considering seeking appraisal should be aware that the fair value of their shares of Akoya Common Stock could be more than, less than, or equal to the Per Share Merger Consideration, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. Each of Quanterix, Akoya (as the Surviving Corporation) and Akoya reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Akoya Common Stock is less than the Per Share Merger Consideration.

Upon application by Akoya (as the Surviving Corporation) or by any holder or beneficial owner of shares of Akoya Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list filed by Akoya (as the Surviving Corporation) pursuant to subsection (f) of Section 262 of the DGCL may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL. The Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by Akoya, as the Surviving Corporation, to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. The Delaware Court of Chancery may order that all or a portion of the expenses incurred by such holder or beneficial owner of Akoya Common Stock in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of completion of the Merger, any holder or beneficial owner of Akoya Common Stock who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after completion of the Merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a time prior to completion of the Merger.

Within ten days after the Effective Time, Akoya (as the Surviving Corporation) must give notice of the date that the Merger became effective to each holder of Akoya Common Stock who has properly filed a written demand for appraisal, who did not vote in favor of the proposal to adopt the Merger Agreement and who has otherwise complied with Section 262 of the DGCL and any beneficial owner who has demanded appraisal in such person’s name pursuant to Section 262 of the DGCL. At any time within 60 days after the Effective Time, any holder or beneficial owner of Akoya Common Stock who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such person’s demand for appraisal and to accept the Merger Consideration to which the person is entitled pursuant to the Merger. After this period, a holder or beneficial owner of Akoya Common Stock may withdraw such person’s demand for appraisal only with the written approval of Akoya (as the Surviving Corporation). Notwithstanding the foregoing, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any person without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any record holder or beneficial owner of Akoya Common Stock who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger within 60 days after completion of the Merger as summarized in the second sentence of this paragraph.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the Merger, appraisal will cease and all record holders and beneficial owners of Akoya Common Stock will be entitled only to receive the Merger Consideration as provided for in the Merger Agreement.

The foregoing is only a brief summary of Section 262 of the DGCL that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is set forth in Annex G hereto.

Failure to comply with all the procedures set forth in Section 262 of the DGCL may result in the loss of a holder’s or beneficial owner’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

LEGAL MATTERS

The legality of the shares of Quanterix Common Stock offered hereby will be passed upon for Quanterix by Covington, counsel to Quanterix.

EXPERTS

Quanterix

The consolidated financial statements of Quanterix Corporation at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in this proxy statement/prospectus and in the registration statement of Quanterix Corporation, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Akoya

The consolidated financial statements of Akoya Biosciences, Inc. as of December 31, 2024 and 2023 and for the years then ended have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Akoya Biosciences, Inc.’s ability to continue as a going concern), and included in this proxy statement/prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

CHANGES IN QUANTERIX’S CERTIFYING ACCOUNTANT

On May 9, 2025, Quanterix dismissed Ernst & Young LLP as its independent registered public accounting firm, effective following the filing of the Quanterix’s quarterly report on Form 10-Q for the quarter ended March 31, 2025 on May 12, 2025. This change in Quanterix’s independent registered public accounting firm was approved by the Quanterix Audit Committee following a competitive request for proposal process with several independent registered public accounting firms, including Ernst &Young LLP.

The reports of Ernst & Young LLP on Quanterix’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Further, during the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through May 12, 2025, there were (i) no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) between Quanterix and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the subject matter of such disagreement in its reports on the consolidated financial statements for such years, and (ii) except as set forth below, no reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Each of Ernst & Young LLP’s reports on Quanterix’s internal control over financial reporting as of December 31, 2024 and 2023 contained an adverse opinion, specifically, that Quanterix did not maintain effective internal control over financial reporting as of the end of the period covered by such report due to the effect of certain material weaknesses described in such reports. These material weaknesses, which Quanterix has disclosed in its annual reports previously filed with the SEC, are summarized below.

In Quanterix’s 2023 Original Report management disclosed that material weaknesses relating to its internal controls related to the Inventory Valuation MW and the Property and Equipment MW continued to exist as of December 31, 2023, and Ernst & Young LLP’s report on Quanterix’s internal control over financial reporting as of December 31, 2023 contained an adverse opinion, due to these material weaknesses.

Subsequent to the issuance of the 2023 Original Report, Quanterix identified an error related to the capitalization of labor and overhead costs in its inventory balances, which caused the misstatement of Quanterix’s previously issued audited consolidated financial statements for the period of the Restatement. Management concluded this error was material to Quanterix’s financial statements and required restatement of the financial statements for the period of the Restatement.

Quanterix’s Amended Annual Report on Form 10-K/A disclosed that such misstatement was a result of a newly identified design deficiency associated with the Inventory Valuation MW, and Ernst & Young LLP’s report on Quanterix’s internal control over financial reporting as of December 31, 2023 included in the Amended Annual Report on Form 10-K/A contained an adverse opinion on Quanterix’s internal control over financial reporting, due to the material weaknesses that were previously described in the 2023 Original Report and the additional design deficiency related to the capitalization of labor and overhead costs impacting inventory valuation.

The Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2024 disclosed the remediation of the Property and Equipment MW. However, as of December 31, 2024, the Inventory Valuation MW, including the additional control design deficiency described above, was not remediated and Quanterix identified an additional material weakness in the operating effectiveness of its internal controls associated with the accounting for Accelerator Laboratory revenue, a component of service and other revenue (collectively, the “2024 Material Weaknesses”). Ernst & Young LLP’s report on Quanterix’s internal control over financial reporting as of December 31, 2024 contained an adverse opinion on Quanterix’s internal control over financial reporting, due to the 2024 Material Weaknesses.

The Quanterix Audit Committee discussed the material weaknesses referred to above with Ernst & Young LLP.

Quanterix previously provided Ernst & Young LLP with the foregoing disclosures and requested that it furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Ernst & Young LLP’s letter provided in response to Quanterix’s request is filed as Exhibit 16.1 to this proxy statement/prospectus.

On May 9, 2025, the Quanterix Audit Committee approved the appointment of KPMG LLP (“KPMG”) as Quanterix’s new independent registered public accounting firm for the fiscal year ending December 31, 2025.

During the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period through the appointment date, neither Quanterix nor anyone on its behalf has consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Quanterix’s consolidated financial statements, and neither a written report or oral advice was provided to Quanterix that KPMG concluded was an important factor considered by Quanterix in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K), or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

CERTAIN BENEFICIAL OWNERS OF AKOYA COMMON STOCK

The following table sets forth information relating to the beneficial ownership of Akoya Common Stock as of May 1, 2025, by:

•	each person, or group of affiliated persons, known by Akoya to beneficially own more than 5% of outstanding Akoya Common Stock;
•	each of Akoya’s directors;
•	each of Akoya’s named executive officers; and
•	all Akoya directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 1, 2025, through the exercise of any stock option, warrants or other rights or vesting of Akoya RSUs. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Akoya Common Stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 49,875,399 shares of Akoya Common Stock outstanding as of May 1, 2025. Shares of Akoya Common Stock that a person has the right to acquire within 60 days of May 1, 2025, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all Akoya directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752.

	Number of Shares Beneficially	Percentage of Shares Beneficially
Name and Address of Beneficial Owner	Owned	Owned(1)
5% and Greater Stockholders
Entities affiliated with Telegraph Hill Partners(2).	17,675,247	35.6%
Entities affiliated with aMoon Growth Fund II, L.P. (3)	4,878,459	9.8%
Entities affiliated with Blue Water Life Science, LP (4)	4,697,785	9.5%
Entities affiliated with PSC Capital Partners LLC(5)	3,537,161	7.1%
Named Executive Officers and Directors
Brian McKelligon(6)	1,296,437	2.5%
Johnny Ek(7)	187,785	*
Frederic Pla	33,930	*
Myla Lai-Goldman, M.D.(8)	195,864	*
Scott Mendel(9)	223,413	*
Thomas Raffin, M.D.(10)	388,323	*
Thomas P. Schnettler(11)	153,731	*
Robert Shepler(12)	523,323	1.0%
Matthew Winkler, Ph.D.(13)	1,138,244	2.3%
All executive officers and directors as a group (11 persons)(14)	4,661,042	8.9%
*	Less than one percent.
(1)	Percentage ownership is calculated based on 49,875,399 shares of Akoya Common Stock outstanding on May 1, 2025.
(2)

Based solely on the most recently available Schedule 13G/A filed with the SEC on February 14, 2024 reporting beneficial ownership as of December 31, 2023. Consists of (i) 15,937,535 shares of Akoya Common Stock held by Telegraph Hill Partners III, L.P. (“THP III”) and (ii) 1,737,712 shares of Akoya Common Stock held by THP III Affiliates Fund, LLC (“THP III AFF”). Telegraph Hill Partners III Investment Management, LLC (“THP IM”) is the general partner of THP III and the manager of THP III AFF. Telegraph Hill Partners Management Company, LLC (“THPMC”) is the manager of THP IM. J. Matthew Mackowski, Dr. Thomas A. Raffin and Deval Lashkari are each managers of THPMC and are deemed to have beneficial ownership of the shares held by THP III and THP III Affiliates. Each of these individuals disclaims beneficial ownership over such shares except to the extent of their respective pecuniary interest therein, if any. The address for Telegraph Hill Partners is 360 Post Street, Suite 601, San Francisco, California 94108.

(3)

Based solely on the most recently available Schedule 13G/A filed with the SEC on November 4, 2024, reporting beneficial ownership as of September 30, 2024. Consists of (i) 4,672,670 shares of Akoya Common Stock held by aMoon Growth Fund II, L.P. (“aMoon”) and (ii) 205,789 shares of Akoya Common Stock held by aMoon Edge Limited Partnership (“aMoon Edge”). aMoon Growth Fund II G.P., L.P. (“aMoon G.P.”) is the general partner of aMoon and aMoon Growth II General Partner Ltd. (“aMoon Ltd.”) is the general partner of aMoon G.P. Dr. Yair Schindel is the sole shareholder of aMoon Ltd. By virtue of such relationships, Dr. Schindel may be deemed to share voting and investment power with respect to the shares held by aMoon. aMoon Edge GP Ltd. (“aMoon Edge Ltd.”) is the sole general partner of aMoon Edge pursuant to the terms of the limited partnership agreement of aMoon Edge. Hilliyon Holdings Ltd. (“Hilliyon”) and Berko Capital Ltd. (“Berko Capital”) are the sole shareholders of aMoon Edge Ltd. Dr. Schindel is the sole shareholder of Hilliyon and Dr. Tomer Berkovitz is the sole shareholder of Berko Capital. By virtue of such relationships, Dr. Schindel and Dr. Berkovitz may be deemed to share voting and investment power with respect to the shares held by aMoon Edge. Dr. Schindler disclaims beneficial ownership of the shares held by aMoon, aMoon G.P,, aMoon Ltd., aMoon Edge, aMoon Edge Ltd. and Hilliyon, except to the extent of his pecuniary interest therein, if any. Dr. Berkovitz disclaims beneficial ownership of the shares held by aMoon Edge, aMoon Edge Ltd. and Berko Capital, except to the extent of his pecuniary interest therein, if any. The address for aMoon Growth Fund II, L.P. is 34 Yerushalaim Rd., Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

(4)

Based solely on the most recently available Schedule 13G filed with the SEC on August 28, 2024, reporting beneficial ownership as of December 31, 2023. Consists of (i) Blue Water Life Science Advisors, LP reported shared voting and dispositive power over 4,697,785 shares, (ii) Blue Water Life Science Master Fund, Ltd. reported shared voting and dispositive power over 4,697,785 shares, (iii) Nathaniel T. Cornell reported shared voting and dispositive power over 4,697,785 shares and (iv) Blue Water Life Science, LP reported shared voting and dispositive power over 4,697,785 shares. The address for Blue Water Life Science, LP is 80 E. Sir Francis Drake Blvd. Suite 4A, Larkspur, California 94939.

(5)

Based solely on the most recently available Schedule 13G/A filed with the SEC on February 12, 2024, reporting beneficial ownership as of December 31, 2023. Consists of (i) PSC Capital Partners LLC reported sole voting and dispositive power over 3,517,360 shares and (ii) Piper Sandler Companies reported sole voting and dispositive power over 185 shares and shared voting power with PJC Capital LLC over 19,616 shares. The address for PSC Capital Partners LLC is 800 Nicollet Mall, Suite 900, Minneapolis, MN 55402.

(6)

Includes (a) 75,751 shares of Akoya Common Stock held by Mr. McKelligon, (b) 1,220,686 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025, and (c) 20,000 Akoya RSUs vesting within 60 days of May 1, 2025.

(7)

Includes (a) 54,452 shares of Akoya Common Stock held by Mr. Ek, (b) 20,000 shares of Akoya Common Stock held by the Ek Trust, (c) 113,333 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025, and (d) 40,000 Akoya RSUs vesting within 60 days of May 1, 2025.

(8)	Includes (a) 20,000 shares of Akoya Common Stock held by Dr. Lai-Goldman and (b) 175,864 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025.
(9)	Includes (a) 28,500 shares of Akoya Common Stock held by Mr. Mendel and (b) 194,913 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025.
(10)

Includes (a) 234,592 shares of Akoya Common Stock held by Thomas A. Raffin Living Trust, of which Dr. Raffin serves as Trustee, and (b) 153,731 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025.

(11)	Includes 153,731 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025.
(12)

Includes (a) 369,592 shares of Akoya Common Stock held by RGS Gift Trust and (b) 153,731 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025. The Trustee of RGS Gift Trust is the domestic partner of Mr. Shepler. Mr. Shepler disclaims beneficial ownership of the shares held by RGS Gift Trust except to the extent of his pecuniary interest therein, if any.

(13)	Includes (a) 984,513 shares of Akoya Common Stock held by Dr. Winkler, and (b) 153,731 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025.
(14)	Includes (a) 2,715,200 options to purchase shares of Akoya Common Stock exercisable within 60 days of May 1, 2025 and (b) 67,500 Akoya RSUs vesting within 60 days of May 1, 2025.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS (AKOYA)

Upon the completion of the Merger, Akoya will become a wholly owned subsidiary of Quanterix and, consequently, will no longer hold annual meetings of its public company stockholders in 2025. Akoya intends to hold an annual meeting of stockholders in 2025 only if the Merger has not been completed by, and is not anticipated to be completed shortly after, July 1, 2025.

Under the Akoya Charter and Akoya Bylaws and applicable SEC rules, the deadlines for stockholder proposals to be brought before the Akoya 2025 annual meeting or to nominate candidates for election as directors are summarized below.

Stockholder proposals for inclusion in Akoya’s proxy statement and form of proxy relating to Akoya’s 2025 annual meeting of stockholders were required to have been received at Akoya’s principal executive offices no later than December 24, 2024, or if the date of Akoya’s 2025 annual meeting is advanced by more than 30 days or delayed by more than 30 days from the first anniversary date of Akoya’s 2024 annual meeting of stockholders, then any proposals must be received a reasonable time before Akoya begins to print and send its proxy materials. These proposals must comply with the requirements as to form and substance established by the SEC for such proposals in order to be included in Akoya’s proxy statement and form of proxy.

Stockholder proposals for consideration at Akoya’s 2025 annual meeting of stockholders, but not for inclusion in Akoya’s proxy statement and form of proxy, must be delivered to the attention of Akoya’s corporate secretary in writing at Akoya’s principal executive offices no earlier than the close of business on February 4, 2025 and no later than March 6, 2025, which dates are 120 calendar days and 90 calendar days before the first anniversary of the date of Akoya’s 2024 annual meeting of stockholders, respectively. Under the Akoya Bylaws, the proposal must be submitted by a stockholder who is a stockholder of record when the notice that must accompany a stockholder proposal is delivered and at the date of Akoya’s 2025 annual meeting. Stockholders are advised to review the Akoya Bylaws, which also specify requirements as to the form and content of the notice that must accompany a stockholder proposal. If the date of Akoya’s 2025 annual meeting of stockholders is advanced by more than 30 days or delayed by more than 30 days from the first anniversary date of Akoya’s 2024 annual meeting of stockholders, then, to be timely, the required notice and stockholder proposal must be delivered as described above not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. If the stockholder fails to give notice by the applicable dates, then the persons named as proxies in the proxies solicited by the Akoya Board for the 2025 annual meeting may exercise discretionary voting power regarding any such proposal.

To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Akoya’s nominees in connection with Akoya’s 2025 annual meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 5, 2025.

QUANTERIX CORPORATION

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Quanterix Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quanterix Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 17, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Excess and Obsolete Inventory

Description of the Matter

As of December 31, 2024, the Company had recognized inventory of $32.8 million. As discussed in Note 2 to the consolidated financial statements, the Company analyzes its inventory levels at each reporting date to identify slow moving, excess or obsolete inventory and inventory expected to expire prior to being sold. In the event that the Company identifies adverse conditions, the carrying value of the inventory is reduced to its estimated net realizable value.

Auditing the Company’s valuation of inventory involved judgement in evaluating management’s analysis and significant assumptions related to projections of future demand which is dependent on market factors.

How We Addressed the Matter in Our Audit

To audit the Company’s valuation of inventory, we performed audit procedures that included, among others, performing inquiries of management and testing the completeness and accuracy of the underlying data used supporting the Company’s estimate of future demand. To evaluate the Company’s estimate of future demand, we independently assessed the sensitivity and impact of reasonably possible changes in forecasted demand and the impact on the Company’s calculation of excess inventory. We evaluated inventory levels compared to forecasted demand, historical sales and specific product considerations. We performed inquiries with certain non-financial personnel, including supply chain employees, regarding obsolete or discontinued inventory items, expectations for demand relative to historical activity and expected expiration dates, as well as obtained supporting evidence to evaluate management’s assertions regarding qualitative judgments about discontinued, slow moving and obsolete inventories. We also evaluated management’s ability to accurately forecast demand by comparing actual inventory usage to management’s prior estimates.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Boston, Massachusetts

March 17, 2025

QUANTERIX CORPORATION

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except per share data)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$56,709	$174,422
Marketable securities	232,413	146,902
Accounts receivable, net of allowance for expected credit losses	32,141	25,414
Inventory	32,775	26,123
Prepaid expenses and other current assets	9,556	9,234
Total current assets	363,594	382,095
Restricted cash	2,610	2,604
Property and equipment, net	17,150	17,926
Intangible assets, net	4,031	6,034
Operating lease right-of-use assets	16,339	18,251
Other non-current assets	2,809	1,657
Total assets	$406,533	$428,567
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,953	$5,048
Accrued compensation and benefits	12,620	14,170
Accrued expenses and other current liabilities	8,851	6,055
Deferred revenue	8,827	9,468
Operating lease liabilities	4,756	4,241
Total current liabilities	42,007	38,982
Deferred revenue, net of current portion	1,073	1,227
Operating lease liabilities, net of current portion	32,615	37,223
Other non-current liabilities	800	1,177
Total liabilities	76,495	78,609
Commitments and contingencies (Note 15)
Stockholders’ equity:
Common stock, $0.001 par value per share:
Authorized: 120,000 shares; issued and outstanding: 38,544 and 38,014 shares at December 31, 2024 and 2023, respectively	39	38
Additional paid-in capital	803,160	783,142
Accumulated other comprehensive loss	(3,080)	(1,672)
Accumulated deficit	(470,081)	(431,550)
Total stockholders’ equity	330,038	349,958
Total liabilities and stockholders’ equity	$406,533	$428,567

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Year Ended December 31,
	2024	2023	2022
Revenues:
Product revenue	$79,740	$79,670	$69,808
Service and other revenue	51,244	40,089	34,495
Collaboration and license revenue	4,452	1,380	649
Grant revenue	1,985	1,229	570
Total revenues	137,421	122,368	105,522
Costs of goods sold and services:
Cost of product revenue	33,304	29,103	42,841
Cost of service and other revenue	21,013	19,041	17,318
Total costs of goods sold and services	54,317	48,144	60,159
Gross profit	83,104	74,224	45,363
Operating expenses:
Research and development	31,082	26,064	26,809
Selling, general and administrative	101,618	89,111	91,851
Other lease costs	3,020	3,712	1,411
Impairment and restructuring	—	1,328	29,556
Total operating expenses	135,720	120,215	149,627
Loss from operations	(52,616)	(45,991)	(104,264)
Interest income	14,655	15,839	5,131
Other income (expense), net	(136)	2,517	(277)
Loss before income taxes	(38,097)	(27,635)	(99,410)
Income tax expense	(434)	(719)	(164)
Net loss	$(38,531)	$(28,354)	$(99,574)
Net loss per common share, basic and diluted	$(1.00)	$(0.75)	$(2.69)
Weighted-average common shares outstanding, basic and diluted	38,367	37,594	36,991

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(amounts in thousands)

	Year Ended December 31,
	2024	2023	2022
Net loss	$(38,531)	$(28,354)	$(99,574)
Other comprehensive loss, net of tax:
Unrealized gains (losses) on marketable securities	(219)	325	—
Foreign currency translation	(1,189)	541	(2,979)
Total other comprehensive income (loss)	(1,408)	866	(2,979)
Comprehensive loss	$(39,939)	$(27,488)	$(102,553)

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(amounts in thousands)

				Accumulated
				other		Total
	Common Stock		Additional	comprehensive	Accumulated	stockholders’
	Shares	Amount	paid-in capital	income (loss)	deficit	equity
Balance at December 31, 2021	36,768	$37	$745,936	$441	$(303,622)	$442,792
Issuance of common stock under stock plans, including tax effects	512	—	2,310	—	—	2,310
Stock-based compensation expense	—	—	15,383	—	—	15,383
Foreign currency translation	—	—	—	(2,979)	—	(2,979)
Net loss	—	—	—	—	(99,574)	(99,574)
Balance at December 31, 2022	37,280	$37	$763,629	$(2,538)	$(403,196)	$357,932
Issuance of common stock under stock plans, including tax effects	734	1	2,690	—	—	2,691
Stock-based compensation expense	—	—	16,823	—	—	16,823
Unrealized gains on marketable securities, net of tax	—	—	—	325	—	325
Foreign currency translation	—	—	—	541	—	541
Net loss	—	—	—	—	(28,354)	(28,354)
Balance at December 31, 2023	38,014	$38	$783,142	$(1,672)	$(431,550)	$349,958
Issuance of common stock under stock plans, including tax effects	559	1	31	—	—	32
Stock-based compensation expense	—	—	19,987	—	—	19,987
Unrealized losses on marketable securities, net of tax	—	—	—	(219)	—	(219)
Foreign currency translation	—	—	—	(1,189)	—	(1,189)
Net loss	—	—	—	—	(38,531)	(38,531)
Balance at December 31, 2024	38,573	$39	$803,160	$(3,080)	$(470,081)	$330,038

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(38,531)	$(28,354)	$(99,574)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	6,463	6,275	5,409
Credit losses (gains) on accounts receivable	588	336	(301)
Accretion of marketable securities	(6,833)	(1,964)	—
Operating lease right-of-use asset amortization	1,893	2,015	715
Stock-based compensation expense	19,987	16,823	15,383
Impairment	—	1,361	25,801
Other operating activity	55	(150)	(340)
Changes in assets and liabilities:
Accounts receivable	(7,704)	(6,695)	5,156
Inventory	(6,679)	(8,944)	7,243
Prepaid expenses and other current assets	(443)	(2,371)	(738)
Other non-current assets	(1,215)	(717)	(822)
Accounts payable	723	1,189	(5,287)
Accrued compensation and benefits, accrued expenses, and other current liabilities	1,398	4,410	(3,599)
Deferred revenue	(794)	635	2,599
Operating lease liabilities	(4,075)	(2,645)	(266)
Other non-current liabilities	3	(53)	10
Net cash used in operating activities	(35,164)	(18,849)	(48,611)
Cash flows from investing activities:
Purchases of marketable debt securities	(295,606)	(175,613)	—
Proceeds from maturities of marketable securities	216,709	31,000	—
Purchases of property and equipment	(3,368)	(3,841)	(11,614)
Proceeds from RADx grant on assets purchased	—	—	520
Net cash used in investing activities	(82,265)	(148,454)	(11,094)
Cash flows from financing activities:
Proceeds from common stock issued under stock plans	3,066	2,889	2,311
Payments for employee taxes withheld on stock-based compensation awards	(2,610)	(198)	—
Net cash provided by financing activities	456	2,691	2,311
Net decrease in cash, cash equivalents, and restricted cash	(116,973)	(164,612)	(57,394)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(734)	301	(538)
Cash, cash equivalents, and restricted cash at beginning of period	177,026	341,337	399,269
Cash, cash equivalents, and restricted cash at end of period	$59,319	$177,026	$341,337

Supplemental disclosure of cash flow information:
Cash paid for taxes	$875	$808	$684
Purchases of property and equipment in accounts payable and accruals	$1,230	$419	$152
Operating lease right-of-use assets obtained in exchange for lease liabilities	$—	$—	$22,494
Non-cash consideration received under product sales agreement (Note 3, 6)	$—	$775	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Nature of Business

Quanterix Corporation (“Quanterix” or the “Company”) is a life sciences company that has developed next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. The Company’s platforms are based on its proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers in ultra- low concentrations in blood, serum, and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of the Company’s Simoa platforms to detect proteins in the femtomolar range is enabling the development of novel therapies and diagnostics and has the potential to facilitate a paradigm shift in healthcare from an emphasis on treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention.

The Company also provides contract research services for customers and Laboratory Developed Test (“LDT”) services through its Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified Accelerator Laboratory (the “Accelerator Laboratory”). The Accelerator Laboratory provides customers with access to Simoa technology and its Lucent Diagnostics clinical testing services and supports multiple projects and services, including sample testing, homebrew assay development, custom assay development, and blood-based biomarker testing.

Liquidity

The Company has recognized annual losses from operations since inception and has an accumulated deficit of $470.1 million as of December 31, 2024. The Company incurred net losses of $38.5 million, $28.4 million, and $99.6 million for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, the Company had cash and cash equivalents of $56.7 million and marketable securities of $232.4 million. The Company expects that its current cash, cash equivalents, and marketable securities will be sufficient to fund its operations for a period of at least one year from the date the Consolidated Financial Statements are issued.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements and Notes to Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission regarding annual financial reporting on Form 10-K.

The Company’s fiscal year is the twelve-month period from January 1 through December 31, and all references to “2024,” “2023,” and “2022,” refer to the fiscal year unless otherwise noted. Certain amounts in the prior years’ Consolidated Financial Statements have been reclassified to conform to the current year’s presentation.

Use of Estimates

The preparation of the Consolidated Financial Statements and Notes to Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during each fiscal year. Such estimates include, but are not limited to, revenue recognition, valuation of inventory, leases, and valuation and impairment of long-lived assets. The Company bases its estimates on historical experience, known trends, worldwide economic conditions, both general and specific to the life sciences industry, and other relevant factors it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates and changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Quanterix and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

The Company enters into relationships with, or has investments in, other entities that may be variable interest entities (“VIEs”). In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 – Consolidation, the Company assesses the terms of non-marketable equity investments to determine if any meet the definition of a “VIE” and require consolidation into its Consolidated Financial Statements. The Company’s analysis determines whether it has a controlling financial interest and also identifies the primary beneficiary of a VIE as the enterprise that has both the power to direct activities of a VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. Refer to Note 20 - Variable Interest Entities for further discussion.

Foreign Currency

The functional currency of the Company’s subsidiaries is their respective local currencies. These subsidiary financial statements are translated into U.S. dollars using the period-end exchange rates for assets and liabilities, average exchange rates during the corresponding period for revenue and expenses, and historical rates for equity. The effects of foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity on the Consolidated Balance Sheets.

Foreign currency transaction gains (losses) are included in other income (expense), net on the Consolidated Statements of Operations. Foreign exchange losses were $0.6 million, $0.2 million and $1.0 million during the years ended December 31, 2024, 2023. and 2022, respectively.

Revenue from Contracts with Customers

The Company generates the majority of its revenues from contracts with customers and accounts for them pursuant to ASC Topic 606 - Revenue from Contracts with Customers (“ASC 606”). Refer to the section titled “Grant Revenue” below for discussion the Company’s accounting policy for revenue generated from grant awards.

For contracts with customers, the Company recognizes revenue when a customer obtains control of promised products or services, for an amount that reflects the consideration expected to be received in exchange for those products or services. The Company follows the five step revenue model prescribed by ASC 606 to determine revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Revenues are presented net of any sales, value added, or similar taxes collected from customers and remitted to the government.

The Company accounts for a contract when it has approval and commitment from both parties, the fees, payment terms and rights of the parties regarding the products or services to be transferred are identified, the contract has commercial substance, and it is probable that substantially all of the consideration for the products and services expected to be transferred is collectible. The Company applies judgment in determining the customer’s ability and intention to pay for services expected to be transferred, which is based on factors including the customer’s payment history, management’s ability to mitigate exposure to credit risk (for example, requiring payment in advance of the transfer of products or services, or the ability to stop transferring promised products or services in the event a customer fails to pay consideration when due), and experience selling to similarly situated customers.

The Company’s contracts may include either a single promise (referred to as a performance obligation) to transfer a product or service, or a combination of multiple promises to transfer products or services. The Company evaluates the existence of multiple promises within its contracts by using judgment to determine if (1) the customer can benefit from each contractual promise on its own or together with readily available resources and (2) the transfer of each contractual promise is separately identifiable from other promises in a contract. When both criteria are met, each promise is accounted for as a separate performance obligation. Additionally, the Company has elected the practical expedient under ASC 606 to account for shipping and handling as an activity to fulfill a promise to transfer a product, and therefore does not evaluate whether shipping and handling activities are promised services to its customers.

Contracts that include rights to additional products or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if these options provide a material right to the customer and if so, the material right is considered a performance obligation. The identification of material rights requires judgment to determine the value of the option to purchase additional products and services in relation to options that may be provided to, and prices paid by, customers in the normal course of business. Material rights are recognized when exercised by a customer or upon expiration of the right.

The Company determines the transaction price of its contracts based on the amount of consideration it expects to be entitled to, which is generally equal to the contract amount. In some cases, contracts contain variable consideration which primarily relates to (1) sales and usage-based royalties related to the license of intellectual property in collaboration and license contracts and (2) contracts with minimum purchase commitments. For sales and usage-based royalties, ASC 606 provides an exception to estimating variable consideration. Under this exception, the Company recognizes revenues from sales or usage-based royalty revenue at the later of when the sales or usage occurs or the satisfaction (or partial satisfaction) of the performance obligation to which the royalty has been allocated. All other variable amounts are constrained to the minimum guaranteed contract amount so that a reversal of cumulative revenue does not occur in future periods. Once there is no longer uncertainty over a variable amount, any incremental fees the Company is entitled to are allocated to the related performance obligation(s).

For contracts that contain multiple performance obligations, the Company allocates the transaction price among the performance obligations on a relative basis according to their standalone selling prices (“SSP”). Determining the SSP for performance obligations requires judgment and is based on factors including prices charged to customers in observable transactions, internal pricing objectives and list prices, pricing of similar products, expected costs to manufacture the Company’s products, and estimated margins. The Company has more than one range of standalone selling prices for certain products and services based on the geographic location of customers and sales channel.

Product Revenue

The Company’s product revenues are composed of instruments, assay kits, replacement parts, and other consumables such as reagents and antibodies. Products are sold directly to customers and are also sold through distributors in EMEA and Asia Pacific regions. Direct instrument sales include installation and an initial year service-type warranty. The Company has determined that the instrument and installation are a combined performance obligation as the customer cannot benefit from the instrument without the installation. The service-type warranty is considered a separate performance obligation since a customer could benefit from it independently with readily available resources and is capable of being sold on its own (with such warranty recorded in services and other revenue on the Consolidated Statements of Operations). Sales of instruments to distributors include a license to import and resell the instruments. The Company has determined these distributor licenses are part of a combined performance obligation with the instrument as the distributor only benefits from the combination of the instrument and ability to resell it.

Instrument sales may also be bundled with assays and other consumables, training, and/or an extended service warranty, each of which is considered a separate performance obligation.

Product revenues for direct instrument sales to customers are recognized upon completion of the instrument’s installation. For instrument sales to distributors, revenue is recognized based on the agreed upon shipping terms (either upon shipment or delivery) as that is when title passes to the customer.

Service Revenue

Service revenues are composed of contract research services, initial year of service-type warranties, extended services warranty contracts, repair services, and other services such as training. Contract research services are provided through the Company’s Accelerator Laboratory and generally consist of fixed fee contracts.

Revenues from contract research services are recognized at the point in time when the Company completes and delivers its research results on each individually completed study, or over time if the contractual provisions allow for the collection of transaction consideration for costs incurred plus a reasonable margin through the period of performance of the services. For contract research services recognized over time, the Company uses the output method based on the number of completed results. Revenues from warranties and service contracts are recognized ratably over the contract service period.

Collaboration and License Revenue

Collaboration and license revenues are composed of revenue associated with licensing the Company’s technology, intellectual property, and know-how associated with the Company’s instruments to third parties and for related services. License arrangements consist of sales or usage-based fees and/or future royalties. Revenues are recognized at the point in time the license is delivered as the underlying license is considered functional intellectual property since the customer has the right to use it when it is received. Royalty revenues that are sales or usage-based are recognized at the later of when the sales or usage occurs and the satisfaction (or partial satisfaction) of the performance obligation to which the royalty has been allocated.

Contract Assets and Liabilities

Accounts Receivable and Allowance for Credit Losses

The Company is exposed to credit losses primarily through accounts receivable from sales of its products and services. Accounts receivable includes amounts billed and currently due from customers. Since the only condition for payment of the Company’s invoices is the passage of time, the Company records a receivable on the date the invoice is issued. Also included in accounts receivable are unbilled amounts resulting from revenue exceeding the amount billed to the customer, where the right to payment is unconditional. If the right to payment for services performed was conditional on something other than the passage of time, the unbilled amount would be recorded as a separate contract asset.

The Company’s expected loss allowance methodology is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of customers’ accounts receivable. Specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company monitors changes to the receivables balance on a timely basis, and balances are written off as they are determined to be uncollectible after collection efforts have been exhausted.

Generally, the Company’s contracts are non-cancellable. For contracts that are cancellable by the customer, the Company does not record a receivable when it issues an invoice. The Company records accounts receivable on these contracts only up to the amount of revenue recognized but not yet collected.

The Company’s payment terms vary by the type and location of the customer and the products or services offered. Payment from customers is generally required 30 to 45 days from date of shipment or satisfaction of the performance obligation. The Company does not provide financing arrangements to its customers.

Deferred Revenue

The Company refers to contract liabilities as deferred revenue on the Consolidated Balance Sheets and consists of billings in excess of revenue recognized.

Costs to Obtain Contracts

The Company capitalizes commissions paid to its sales representatives and related fringe benefit costs that are incremental to obtaining customer contracts. Capitalized commissions are recorded in prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets. These commissions are amortized over the life of the contract and are recorded in cost of goods sold and selling, general and administrative expense on the Consolidated Statements of Operations. The Company has elected the practical expedient allowing commissions with an amortization period of one year or less to be expensed as incurred.

Commissions associated with instrument sales are generally earned when installation is complete and title to the instrument has transferred. Commissions associated with consumables sales are earned when title to the product transfers. Commissions associated with warranty and extended service contracts are earned upon booking.

Warranties

For instruments sold directly to customers, the Company provides an initial year of service-type warranty and also sells extended warranty contracts for additional periods beyond the initial year. The service-type warranty guarantees that the Company’s instruments are free from material defects in workmanship and materials, excluding normal wear and tear, and includes maintenance services. Under ASC 606, the Company concluded that the initial year service-type warranty is considered a separate performance obligation since a customer could benefit from it independently with readily available resources and is capable of being sold on its own. The Company defers revenue associated with these service-types warranties and recognizes them ratably over the service period.

For products sold to distributors, the Company provides an initial year of assurance-type warranty which guarantees that the products conform to the Company’s published specifications. Assurance-type warranties do not create a separate performance obligation under ASC 606. Under ASC Topic 460 – Guarantees, the Company establishes an accrual for estimated assurance-type warranty expense and records the expense in cost of product revenue on the Consolidated Statements of Operations. Amounts recognized during the years ended December 31, 2024, 2023, and 2022 were not material.

Grant Revenue

Accounting for grants does not fall under ASC 606, as the grantor will not benefit directly from the Company’s expansion or product development, and no products or services are transferred to the grantor. As there is no authoritative guidance under U.S. GAAP on accounting for grants to for profit business entities from government entities, the Company accounts for grants by analogy to International Accounting Standards Topic 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) and ASC Topic 958, Not for-Profit Entities (“ASC 958”). The decision to account for a grant under IAS 20 or ASC 958 is based on whether the grantor is a government entity.

The Company records grants related to assets as a deduction in calculating the carrying value of the asset, and records grants related to income separately on the Consolidated Statements of Operations on a gross basis as grant revenue. The related expenses are recorded on a gross basis within operating expenses. These methods are elections an entity can make under both IAS 20 and ASC 958.

The Company recognizes grant revenue as the Company performs services under the arrangement when the funding is committed and as each grant’s activities are performed. The timing of revenue recognition and receipt of funding varies by grant and can be independent from performance of the related activities, such as an upfront payment of the award value, or subsequent to the Company’s requests for reimbursement for already performed activities (subject to the approval of the granting organization).

Cost of Goods Sold and Services

Cost of Product Revenue

Cost of product revenue consists of manufacturing and assembly costs for instruments, related reagents, other consumables, contract manufacturer costs, personnel costs, overhead, and other direct costs related to product sales. Raw material part costs include inbound shipping and handling costs associated with purchased goods, contract manufacturer costs, personnel costs, overhead and other direct costs related to product sales. Additionally included in cost of product revenue are royalty fees due to third parties from revenue generated by collaboration or license deals.

Cost of Service and Other Revenue

Cost of services and other revenue consists of direct costs associated with operating the Company’s Accelerator Laboratory on behalf of its customers, including raw materials, personnel costs, royalties, allocated overhead costs that include facility and other related costs, and other direct costs. Additional costs include costs related to warranties, and other costs of servicing equipment at customer sites.

Research and Development Expenses

Research and development expense consists primarily of personnel costs, research supplies, third-party development costs for new products, materials for prototypes, quality assurance, and allocated overhead costs that include facility and other related costs. The Company accounts for nonrefundable advance payments for products and services that will be used in future research and development activities as expense when the service has been performed or when the products have been received.

For arrangements in which the Company receives funding from third parties for research and development activities (excluding government sponsored arrangements), the Company assesses whether the arrangement is within the scope of ASC 730 - Research and Development. When the Company is entitled to receive reimbursements, does not have an obligation to repay, does not transfer products or services, and is the primary beneficiary of the activities, the Company records the reimbursable amounts as a reduction to research and development expense. Amounts reimbursed in excess of the cost incurred by the Company are recorded within other income (expense), net on the Consolidated Statements of Operations.

Reimbursable amounts recorded as a reduction to research and development expenses were $0.3 million during the year ended December 31, 2024 and were not material during the year ended December 31, 2023. The amount reimbursed in excess of costs incurred by the Company related to activities funded by third parties was $0.4 million in both the years ended December 31, 2024 and 2023. No reimbursable amounts were received during the year ended December 31, 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expense consists primarily of personnel costs for our sales and marketing, finance, legal, human resources, and general management teams, shipping and handling for product sales, other general and administrative costs, as well as professional services costs, such as marketing, advertising, legal and accounting services, and allocated overhead costs that include facility and other related costs. The classification of shipping and handling costs for product sales as selling, general and administrative expenses varies from company to company with some companies recording these as selling, general and administrative expenses and others recording such expenses within costs of goods sold for products. To the extent the classification of the Company’s shipping and handling costs differs from the reporting approach used by other companies, the Company’s gross margins may not be comparable with those reported by such other companies.

Net Loss Per Share

Basic net loss per common share attributable to common stockholders is calculated by dividing the loss attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted net loss per common share attributable to common stockholders is calculated under the treasury stock method by dividing the loss attributable to common stockholders by the diluted weighted-average number of common shares outstanding. Diluted weighted-average shares outstanding reflect the dilutive effect, if any, of potential common shares issued, such as unvested common stock, unvested restricted stock units (“RSUs”), common stock options, and shares estimated to be purchased under the Company’s employee stock purchase plan (“ESPP”). During periods when the Company is in a net loss position, these potential common shares are excluded from the diluted net loss per common share attributable to common stockholders because their effect would be anti-dilutive. Accordingly, basic and diluted net loss per common share attributable to common stockholders were the same for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short-term, highly liquid marketable securities that are readily convertible into cash, with original maturities of three months or less. Cash and cash equivalents consist of the following (in thousands):

	As of December 31,
	2024	2023
Cash	$12,283	$12,162
Money market funds	44,426	155,367
Marketable securities	—	6,893
Total cash and cash equivalents	$56,709	$174,422

Restricted Cash

The following table summarizes the period ending cash and cash equivalents as presented on the Consolidated Balance Sheets and the total cash, cash equivalents, and restricted cash as presented on the Consolidated Statements of Cash Flows (in thousands):

	As of December 31,
	2024	2023
Cash and cash equivalents	$56,709	$174,422
Restricted cash	2,610	2,604
Cash, cash equivalents, and restricted cash	$59,319	$177,026

Restricted cash consists of collateral for a letter of credit issued as security for two of the Company’s leased facilities and to secure the Company’s corporate credit card program. The short-term or long-term classification is determined in accordance with the expiration of the underlying letter of credit and security.

Marketable Securities

The Company’s current portfolio of marketable securities is entirely debt securities and may at any time include commercial paper, U.S. Treasuries, corporate notes and bonds, U.S. Government agency bonds, certificates of deposit, and similar types of debt securities. Marketable debt securities with original maturities of three months or less at the time of purchase are recorded in cash equivalents on the Consolidated Balance Sheets as they are considered highly liquid and readily convertible into cash. All other marketable securities, including those with maturities beyond one year, are recorded as current assets on the Consolidated Balance Sheets based on their highly liquid nature and because such securities are available for use in current operations.

The Company classifies its marketable securities as either held to maturity, available-for-sale, or trading at the time of purchase and re-evaluates such classification at each balance sheet date. All of the Company’s marketable securities are currently classified as available-for-sale as it may use them in current operations. Available-for-sale securities are recorded at fair value (refer to Note 6 - Fair Value of Financial Instruments).

Unrealized gains and losses (other than impairment or credit related losses) are recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity on the Consolidated Balance Sheets. Realized gains and losses are determined using the specific identification method and are recorded in other income (expense), net on the Consolidated Statements of Operations.

At least quarterly, the Company monitors its marketable securities for impairment. In the event a security’s fair value is less than its amortized cost basis, the Company evaluates whether an impairment exists and if the impairment is a result of credit loss or other factors. For a security in an unrealized loss position, if the Company intends to sell the security in an unrealized loss position, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, an impairment loss equal to the difference between the security’s fair value and amortized cost basis is recorded in other income (expense), net on the Consolidated Statement of Operations. Additionally, the Company determines if a credit loss exists by considering information about the collectability of the security, current market conditions, and the issuer’s financial condition. If a decline in fair value is a result of a credit loss, an allowance for credit losses is recorded in other income (expense), net on the Consolidated Statement of Operations, limited to the portion attributed to the credit loss.

The Company has also elected the practical expedient to separately present accrued interest receivable from its marketable securities balance. Such accrued interest is recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets and is not included in the assessment and measurement of impairment of its marketable securities.

Inventory

Inventory consists of instruments, assays, and the materials required to manufacture instruments and assays.

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out (“FIFO”) basis and includes the cost of materials, labor, and manufacturing overhead. The Company analyzes its inventory levels on each reporting date for slow-moving, excess, and obsolete inventory, and inventory expected to expire prior to being used. These analyses require judgment and are based on factors including, but not limited to, recent historical activity, anticipated or forecasted demand for the Company’s products (developed through its planning and sales and marketing inputs, scientific data supporting the estimated life of materials that expire and market conditions). If the Company identifies adverse conditions exist, such as unfavorable changes in estimated customer demand, the lives of materials that expire, or actual market conditions that may differ from its projections, the carrying value of the inventory is reduced to its estimated net realizable value by providing estimated reserves for excess or obsolete inventory.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, net of accumulated depreciation. These assets are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred, whereas significant expenditures that extend the useful lives of existing assets are capitalized as additions to property and equipment.

Depreciation is calculated based upon the following estimated useful lives:

Estimated Useful Life
Laboratory and manufacturing equipment	5 years
Furniture and fixtures	7 years
Computers and software	3 years
Leasehold improvements	Shorter of asset’s life or remaining lease term

The Company develops and modifies software related to the operation of some of its instruments and internal use software supporting the Company’s operations. Certain costs incurred during the application development stage including external direct costs of services used in the development or internal personnel costs for employees directly associated with the development are capitalized. These capitalized software development costs are recorded in property and equipment on the Consolidated Balance Sheets. The Company begins depreciating these costs over the life of the related asset upon completion of a working model or when it is ready for its intended use. Costs incurred during the preliminary project stage and post-configuration stages are expensed as incurred.

Cloud Computing Costs

For cloud computing arrangements that include a software license or software-as-a-service contracts, certain implementation costs incurred are capitalized and recorded in prepaid expenses and other current assets, and other non-current assets on the Consolidated Balance Sheets. These costs are amortized over the noncancellable term of the cloud computing service contract, plus any optional renewal periods that are reasonably certain to be exercised, once the service is ready for its intended use. As of December 31, 2024, the Company capitalized $1.2 million of cloud computing implementation costs. Amounts capitalized as of December 31, 2023 and expensed during the years ended December 31, 2024, 2023 and 2022 were not material.

Leases

The Company enters into operating leases for office, laboratory, and manufacturing spaces, as well as office equipment, and determines whether an arrangement is a lease at inception of the arrangement. The Company accounts for a lease when it has the right to control the leased asset for a period of time, while obtaining substantially all of the assets’ economic benefits. Leases are recorded on the Consolidated Balance Sheets as operating lease right-of-use (“ROU”) assets and current or non-current operating lease liabilities. All of the Company’s leases are classified as operating leases.

Operating lease ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the future minimum lease payments over the lease term and any initial direct costs incurred. Initial direct costs are incremental costs of a lease that would not have been incurred had the lease not been executed. The discount rate used to determine the present value of the lease payments is the Company’s incremental borrowing rate on a collateralized basis for a similar term and amount, as generally an implicit rate in the lease is not readily determinable. To estimate its incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis since the Company does not currently have an agency-based credit rating.

The Company’s lease agreements can contain lease and non-lease components. The Company accounts for the lease and fixed payments for non-lease components as a single lease component under ASC 842- Leases, which increases the amount of the ROU assets and lease liabilities. Most of the Company’s lease agreements also contain variable payments, primarily maintenance, utility, and other-related costs, which are expensed as incurred and not included in the measurement of the ROU assets and lease liabilities.

Some of the Company’s leases contain options to extend or terminate the lease. When determining the lease term, these options are included in the measurement and recognition of the Company’s ROU assets and lease liabilities when it is reasonably certain that the Company will exercise the option(s). The Company considers various economic factors when making this determination, including, but not limited to, the significance of leasehold improvements incurred in the leased space, the difficulty in replacing the asset, underlying contractual obligations, and specific characteristics unique to a particular lease. Subsequent to entering into a lease arrangement, the Company reassesses the certainty of exercising options to extend or terminate a lease. When it becomes reasonably certain that the Company will exercise an option that was not included in the lease term, the Company accounts for the change in circumstances as a lease modification, which results in the remeasurement of the ROU asset and lease liability as of the modification date.

Leases with a term of 12 months or less upon commencement are not recorded on the Consolidated Balance Sheets and are recorded to expense on a straight-line basis over the lease term.

Impairment of Goodwill

The Company assesses goodwill for impairment at the reporting unit level annually and whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such events or circumstances could include the occurrence of operating losses, a significant decline in earnings, or significant changes in or restructuring of the business. The impairment test is first performed at the reporting unit level using a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying value. If the reporting unit does not pass the qualitative assessment, the reporting unit’s carrying value is compared to its fair value, using estimates including forecasts of discounted future cash flows and peer market multiples. An impairment charge is recorded equal to the excess of the reporting unit’s carrying value over its fair value.

The Company recorded an impairment charge on its entire goodwill balance during the year ended December 31, 2022 (refer to Note 18 - Restructuring) and had no goodwill recorded at December 31, 2024 or 2023.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of operating lease ROU assets, property and equipment, and intangible assets. The Company reviews the carrying amount of its long-lived assets for impairment whenever events or circumstances indicate that the estimated useful lives may warrant revision, or that the carrying amount of the assets may not be fully recoverable. To assess whether a long-lived asset or group of assets has been impaired, the estimated undiscounted and discounted future cash flows for the estimated remaining useful life or estimated lease term, of the asset (or the primary asset in the asset group) are compared to their carrying values. Significant judgment is required to estimate future cash flows, including, but not limited to, the expected use of the asset (group), historical customer retention rates, technology roadmaps, customer awareness, trademark and trade name history, contractual provisions that could limit or extend an asset’s useful life, market data, discount rates, potential sublease opportunities including rent and rent escalation rates, time to sublease, and free rent periods. To the extent that the future cash flows are less than the carrying value, the asset(s) are impaired and written down to estimated fair value.

Fair Value of Financial Instruments

The carrying amount reflected on the Consolidated Balance Sheets for cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued compensation and benefits, and accrued expenses and other current liabilities approximate their fair values due to their short-term nature.

Additionally, the Company has certain financial assets that are required to be measured at fair value on a recurring basis including cash equivalents and marketable securities. Pursuant to the accounting standards for fair value measurements, the fair values of these financial assets are classified as Level 1, 2, or 3 within the fair value hierarchy as follows:

●	Level 1: Observable inputs based on unadjusted quoted prices in active markets for identical assets.
●	Level 2: Inputs, other than Level 1 inputs, that are observable either directly or indirectly, such as quoted prices for similar assets, quoted prices in markets that are not active, other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.
●	Level 3: Unobservable inputs for which there is little or no market data and such inputs are significant to the fair value of the assets. These inputs reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Consolidated Financial Statements or tax returns. Deferred tax assets and liabilities are determined based on differences between the carrying amount and the tax basis of the assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions using a more likely than not threshold for recognizing uncertain tax positions, in accordance with ASC 740 - Income Taxes. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on an ongoing basis and adjusts any liability recorded to reflect subsequent changes in the relevant facts surrounding the uncertain positions. Amounts recorded for uncertain tax positions, including interest and penalties, are recorded in income tax (expense) benefit on the Consolidated Statement of Operations.

Credit, Product, and Supplier Concentrations, and Off-Balance-Sheet Risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities, and accounts receivable. The Company limits its risk exposure by having its cash, cash equivalents, and marketable securities held at large commercial banks and investing in highly rated marketable securities. Maximum exposure to losses related to cash, cash equivalents, marketable securities, and accounts receivable are limited to their carrying amounts.

As of December 31, 2024, no customer accounted for greater than 10% of the Company’s gross accounts receivable. As of December 31, 2023, one customer with $3.6 million of receivables accounted for greater than 10% of the Company’s gross accounts receivable. Customers outside the United States represented 40% and 38% of the Company’s gross accounts receivable balance as of December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, no customers accounted for greater than 10% of the Company’s total revenue. For the year ended December 31, 2023, one customer of approximately $14.0 million revenue accounted for greater than 10% of the Company’s total revenue. For the year ended December 31, 2022, one customer of approximately $13.7 million revenue accounted for greater than 10% of the Company’s total revenue.

The Company is also subject to supply chain risks related to outsourced manufacturing of some of its instruments. Although there are a limited number of manufacturers for its instruments, the Company believes that other suppliers could provide similar manufacturing on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results. In addition to outsourced manufacturing of some of its instruments, the Company also purchases antibodies through a number of different suppliers. Although a disruption in service from any one of its antibody suppliers is possible, the Company believes that it would be able to find an adequate supply from alternative suppliers.

Stock-Based Compensation

The Company measures and recognizes stock-based compensation expense by calculating the estimated fair value of stock options, RSUs, or purchase rights issued under the Company’s ESPP on the grant date. The Company generally issues new common shares upon exercise of options and vesting of RSUs. Awards granted by the Company are routine in nature including new hire, annual, and promotion grants.

The fair value of stock options and purchase rights under the ESPP is estimated using the Black-Scholes option-pricing model. The Black-Scholes model requires the Company to make assumptions about the expected or contractual term of the option or purchase right, the expected volatility, risk-free interest rates, and expected dividend yield. The Company estimates the expected term of options granted to employees utilizing historical exercise data. The expected term is applied to the stock option grant group as a whole, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. During 2024 and 2023, the expected volatility was based on the Company’s historical volatility. Prior to 2023, the expected volatility was estimated based on both the Company’s volatility and the average volatility for comparable publicly traded companies over a period equal to the expected term of the related stock-based awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, commensurate with the expected term. The expected dividend yield is zero as the Company has never paid dividends and has no current plans to pay any dividends on common stock.

The fair value of RSUs is determined using the closing market price of the Company’s common stock on the grant date.

The Company recognizes stock-based compensation expense on a straight-line basis over an award’s requisite service period, which is the vesting period for stock options and RSUs, and the offering period for purchase rights under the ESPP. The Company recognizes forfeitures as they occur.

Advertising

The Company expenses the cost of advertising as incurred and records them in selling, general and administrative expense on the Consolidated Statements of Operations. Advertising expense was $0.5 million, $0.3 million, and $0.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASC Update No. 2023-07, Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures (“ASU 2023-07”). This update requires single reportable segment entities to comply with all disclosure requirements within Topic 280. This update also enhances reportable segment disclosure requirements by requiring public entities to provide disclosures of significant segment expense categories and amounts that are regularly reviewed by the chief operating decision maker, and other segment items, as well as disclosures about, and a reconciliation to, a reportable segment’s profit or loss. The new standard became effective for the Company’s annual financial statements for the period beginning on January 1, 2024 and is applicable for interim financial statements for the periods beginning on January 1, 2025. The Company adopted this standard on a retrospective basis to all periods presented and such adoption did not have a material impact on the Company’s Consolidated Financial Statements or related disclosures.

In June 2022, the FASB issued ASC Update No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This update clarifies the guidance in Topic 820 related to measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, as well as introduces new disclosure requirements for these types of equity securities. The new standard became effective for the Company on January 1, 2024. The Company adopted this standard on a prospective basis and such adoption did not have a material impact on the Company’s Consolidated Financial Statements or related disclosures.

Recent Accounting Standards To Be Adopted

In December 2024, the FASB issued ASC Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances income tax disclosure requirements by requiring public entities to provide additional information in its tax rate reconciliation and additional disclosures about income taxes paid. The update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance and the amendments in this update should be applied prospectively, but entities have the option to apply it retrospectively. The Company is currently evaluating the impact that the standard will have on its Consolidated Financial Statements.

In November 2024, the FASB issued ASC Update No. 2024-03, Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures. This update enhances disclosure of an entity’s expenses, primarily through additional disaggregation of income statement expenses. The update also requires entities to disclose qualitative descriptions of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The amendments in this update should be applied prospectively, but entities have the option to apply it retrospectively. The new standard will be effective for the Company’s annual financial statements for the period beginning on January 1, 2027, and interim reporting periods beginning January 1, 2028. The Company is currently evaluating the impact that the adoption of this standard will have on financial disclosures.

Note 3. Revenue and Related Matters

Revenue from Contracts with Customers

The Company’s customers primarily consist of entities engaged in the life sciences research that pursue the discovery and development of new drugs for a variety of neurologic, oncologic, cardiovascular, infectious disease, and other protein biomarkers associated with diseases. The Company’s customer base includes pharmaceutical, biotechnology, contract research organizations, academic, and government institutions.

Disaggregated Revenue

When disaggregating revenue, the Company considers all of the economic factors that may affect its revenues. The following tables disaggregate the Company’s revenue from contracts with customers by geography, based on the location products and services are consumed, and revenue type (in thousands):

	Year Ended December 31, 2024
	North America	EMEA	Asia Pacific	Total
Product revenue:
Instruments	$3,924	$3,857	$2,699	$10,480
Consumable and other products	39,794	20,760	8,706	69,260
Total	$43,718	$24,617	$11,405	$79,740

Service revenue:
Research services	$31,252	$5,833	$913	$37,998
Service-type warranties	6,319	3,490	798	10,607
Other services	1,618	976	45	2,639
Total	$39,189	$10,299	$1,756	$51,244

Collaboration and license revenue:	$3,681	$—	$771	$4,452
Total	$3,681	$—	$771	$4,452

	Year Ended December 31, 2023
	North America	EMEA	Asia Pacific	Total
Product revenue:
Instruments	$6,374	$4,384	$4,947	$15,705
Consumable and other products	35,122	21,216	7,627	63,965
Total	$41,496	$25,600	$12,574	$79,670

Service and other revenues:
Research services	$24,706	$2,000	$1,122	$27,828
Service-type warranties	6,265	3,001	613	9,879
Other services	1,436	951	(5)	2,382
Total	$32,407	$5,952	$1,730	$40,089

Collaboration and license revenue:	$1,380	$—	$—	$1,380
Total	$1,380	$—	$—	$1,380

	Year Ended December 31, 2022
	North America	EMEA	Asia Pacific	Total
Product revenue:
Instruments	$9,254	$8,362	$7,388	$25,004
Consumable and other products	25,894	14,514	4,396	44,804
Total	$35,148	$22,876	$11,784	$69,808

Service and other revenue:
Research services	$22,493	$1,013	$147	$23,653
Service-type warranties	5,581	2,779	480	8,840
Other services	1,144	722	136	2,002
Total	$29,218	$4,514	$763	$34,495

Collaboration and license revenue:	$274	$323	$52	$649
Total	$274	$323	$52	$649

UltraDx Product Sales Agreement

On May 26, 2022, the Company and UltraDx Limited (“UltraDx”), a company formed by ARCH Venture Partners (“ARCH”), entered into an agreement (the “UltraDx Agreement”). Under the UltraDx Agreement, the Company agreed to supply UltraDx with HD-X instruments (both fully assembled and disassembled), assays and assay components, and granted a co-exclusive license to manufacture, seek Chinese regulatory approval of (including performance of any necessary research and development activities), and commercialize, HD-X instruments assembled in China and related assays in the Chinese in vitro diagnostic (“IVD”) market. Refer to Note 16 - Related Party Transactions for a discussion of the related party relationships between Quanterix and these entities.

Under the UltraDx Agreement, the consideration due to the Company included cash proceeds and contingent, non-cash consideration in the form of ordinary shares of UltraDx with a deemed fair value of $1.0 million. The issuance of the shares was contingent on UltraDx completing a preferred share financing under the terms and conditions in the UltraDx Agreement. Given the uncertainty of the completion of the preferred share financing, the Company concluded that the non-cash consideration related to the ordinary shares was variable consideration that was fully constrained at contract inception.

In the second quarter of 2023, UltraDx completed the qualified preferred share financing and issued to the Company 1.0 million ordinary shares. Refer to Note 6 - Fair Value of Financial Instruments for the Company’s disclosures related to determining the fair value of the shares received and Note 20 - Variable Interest Entities for the Company’s evaluation under the VIE guidance of investments in other entities.

During the years ended December 31, 2024, 2023, and 2022, the Company recognized $1.1 million, $1.8 million, and $1.9 million, respectively, of revenue from UltraDx. The amount recognized during the year ended December 31, 2023 includes the one-time revenue from the receipt of the UltraDx shares.

Eli Lilly and Company Service Revenue Agreements

On February 25, 2022, the Company entered into a Master Collaboration Agreement with Eli Lilly and Company (“Lilly”) establishing a framework for future projects focused on the development of Simoa immunoassays (the “Lilly Collaboration Agreement”). The Company also entered into an initial statement of work (the “SOW”) under the Lilly Collaboration Agreement to perform assay research and development services within the field of Alzheimer’s disease. Under the SOW, the Company received $1.5 million per calendar quarter, which began in the first quarter of 2022. The initial SOW automatically renewed on a quarterly basis.

During the second quarter of 2024, Lilly launched its CertuitAD test. As a result, on May 14, 2024, Lilly provided notice to terminate the SOW in accordance with the terms of the Lilly Collaboration Agreement, effective August 22, 2024. Under the terms of the SOW, the Company received a final quarterly payment of $1.5 million in the third quarter of 2024. The Lilly Collaboration Agreement remains in effect and the Company continues to provide products and services to Lilly under other contractual arrangements.

Concurrent with the execution of the Lilly Collaboration Agreement, the Company entered into a Technology License Agreement (the “Lilly License”) under which Lilly granted the Company a non-exclusive license to Lilly’s proprietary p-Tau 217 antibody technology for use in research use only products and services and future IVD applications within the field of Alzheimer’s disease. In consideration of the Lilly License, the Company paid an upfront fee, is required to make milestone payments based on the achievement of predetermined regulatory and commercial events, and will pay royalties on net sales of licensed products. In the third quarter of 2024, the Company announced that it will offer research use only instrumentation and consumables to develop p-Tau 217 blood tests and services using the p-Tau 217 antibody technology licensed from Lilly.

During the years ended December 31, 2024, 2023, and 2022, the Company recognized $4.5 million, $6.0 million, and $10.9 million, respectively, of revenue from the Lilly Collaboration Agreement.

Contract Assets

There were no contract assets as of December 31, 2024 or December 31, 2023.

Deferred Revenue

During the years ended December 31, 2024 and 2023, the Company recognized $7.9 million and $7.7 million of revenue, respectively, related to its deferred revenue balance at January 1 of each such period.

Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of transaction prices allocated to performance obligations that were not yet satisfied, or were partially satisfied, was $9.9 million. Of the performance obligations not yet satisfied or partially satisfied, $8.8 million is expected to be recognized as revenue in the next 12 months, with the remainder expected to be recognized thereafter. The $9.9 million primarily consists of amounts billed for undelivered services related to initial and extended service-type warranties and research services.

Costs to Obtain a Contract

Changes in costs to obtain a contract were as follows (in thousands):

	2024	2023	2022
Balance at December 31 of prior year	$288	$377	$440
Capitalization of costs to obtain a contract	362	528	1,387
Recognition of costs to obtain a contract	(358)	(617)	(1,450)
Balance at December 31	$292	$288	$377

The Company evaluates potential impairment of these amounts at each balance sheet date, and no related impairments were recorded during the years ended December 31, 2024, 2023, and 2022, respectively.

Grant Revenue

All of the Company’s grant revenue is generated within North America. Grant revenue for the years ended December 31, 2024, 2023, and 2022 was $2.0 million, $1.2 million, and $0.6 million, respectively.

NIH Grant

On September 21, 2022, the Company and the National Institutes of Health (the “NIH”), an agency of the U.S. Department of Health and Human Services, entered into a contract (the “NIH Grant”) with a total award value of $1.7 million. The NIH granted the Company funding in support of the development of certain point-of-care diagnostic technologies through collaborative efforts. Grant funding is to be used solely for activities related to the point-of-care diagnostic device development project and the contract period runs through August 2025. Receipt of the award value occurs throughout the term of the contract period and after the Company submits for reimbursement of activities related to the grant. As of December 31, 2024, the Company had received $1.1 million of the award value.

During the years ended December 31, 2024 and 2023, grant revenue recognized was $0.8 million and $0.7 million, respectively, and research and development expenses incurred were $0.8 million and $0.6 million, respectively. During the year ended December 31, 2022, grant revenue recognized and research and development expenses incurred were not material.

ADDF Grant

On March 24, 2022, the Company and the Alzheimer’s Drug Discovery Foundation (the “ADDF”) entered into a contract (the “ADDF Grant”) with a total funding value of $2.3 million. The ADDF is a charitable venture philanthropy entity that granted the Company funding in support of certain activities for the development of an IVD test for early detection of Alzheimer’s disease. The ADDF Grant restricts the Company’s use of the granted funds solely for activities related to the Company’s Alzheimer’s diagnostic test development project and the contract period runs through June 2024. Receipt of the contract funding was subject to achievement of pre-defined milestones, and as of December 31, 2023, the Company had received the total funding value of $2.3 million.

During the years ended December 31, 2024, 2023, and 2022, grant revenue recognized was $1.1 million, $0.5 million, and $0.6 million, respectively, and research and development expenses incurred were $1.1 million, $0.5 million, and $0.6 million, respectively. As of December 31, 2024, the Company had no remaining deferred revenue related to the ADDF Grant.

Note 4. Allowance for Credit Losses

The change in the allowance for credit losses on accounts receivable is summarized as follows (in thousands):

	2024	2023	2022
Balance at December 31 of prior year	$454	$118	$419
Provision for expected credit losses	712	729	752
Write-offs and recoveries collected	(124)	(393)	(1,053)
Balance at December 31	$1,042	$454	$118

Note 5. Marketable Securities

The amortized cost, gross unrealized gains, gross unrealized losses, and fair value of the Company’s marketable securities by major security type were as follows (in thousands):

	As of December 31, 2024
	Amortized cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$1,494	$—	$—	$1,494
U.S. Treasuries	61,891	19	(53)	61,857
U.S. Government agency bonds	93,987	89	(98)	93,978
Corporate bonds	74,937	148	(1)	75,084
Total marketable securities	$232,309	$256	$(152)	$232,413

Marketable securities are reported in the following Consolidated Balance Sheets captions:

Marketable securities	$232,413
Total marketable securities	$232,413

	As of December 31, 2023
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$53,482	$23	$(12)	$53,493
U.S. Treasuries	4,896	1	—	4,897
U.S. Government agency bonds	28,366	39	(7)	28,398
Corporate bonds	66,726	289	(8)	67,007
Total marketable securities	$153,470	$352	$(27)	$153,795

Marketable securities are recorded in the following Consolidated Balance Sheets captions:

Cash and cash equivalents	$6,893
Marketable securities	146,902
Total marketable securities	$153,795

The following table shows the fair value and gross unrealized losses of the Company’s available-for-sale securities with unrealized losses that are not deemed to be other-than-temporary, aggregated by major security type and length of time that the individual securities have been in a continuous unrealized loss position (in thousands):

	Less Than 12 Months
As of December 31, 2024	Fair Value	Unrealized Losses
U.S. Treasuries	$35,085	$(53)
U.S. Government agency bonds	32,148	(98)
Corporate bonds	7,415	(1)
Total	$74,648	$(152)

	Less Than 12 Months
As of December 31, 2023	Fair Value	Unrealized Losses
Commercial paper	$32,137	$(12)
U.S. Government agency bonds	15,861	(7)
Corporate bonds	8,367	(8)
Total	$56,365	$(27)

The Company did not have any individual securities in a continuous loss position for greater than 12 months, and there were no individual securities that were in a significant unrealized loss position as of December 31, 2024 or 2023. For marketable securities in an unrealized loss position, the Company does not intend to sell them before recovery of their amortized cost bases, it is not more likely than not that the Company will be required to sell them before recovery of their amortized cost bases, and the unrealized losses are not credit related. Accordingly, the Company has not recorded any impairment losses or a credit loss allowance.

The Company did not sell any marketable securities or record any realized gains or losses for the years ended December 31, 2024 and 2023. At December 31, 2024 and 2023, the Company had $1.6 million and $1.0 million of accrued interest receivable on its marketable securities, respectively.

The following table summarizes the contractual maturities of the Company’s marketable securities (in thousands):

	As of December 31, 2024		As of December 31, 2023
	Amortized cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$197,141	$197,306	$95,188	$95,232
Due in one to two years	35,168	35,107	58,282	58,563
Total	$232,309	$232,413	$153,470	$153,795

Note 6. Fair Value of Financial Instruments

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its financial assets that are measured at fair value on a recurring basis (in thousands):

				Significant
		Quoted prices in	Significant other	unobservable
		active markets	observable inputs	inputs
As of December 31, 2024	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash equivalents: (1)
Money market funds	$44,426	$44,426	$—	$—
Total cash equivalents	$44,426	$44,426	$—	$—
Marketable securities:
Commercial paper	$1,494	$—	$1,494	$—
U.S. Treasuries	61,857	—	61,857	—
U.S. Government agency bonds	93,978	—	93,978	—
Corporate bonds	75,084	—	75,084	—
Total marketable securities	232,413	—	232,413	—
Total financial assets	$276,839	$44,426	$232,413	$—

				Significant
		Quoted prices in	Significant other	unobservable
		active markets	observable inputs	inputs
As of December 31, 2023	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash equivalents: (1)
Money market funds	$155,367	$155,367	$—	$—
Commercial paper	1,996	—	1,996	—
U.S. Treasuries	4,897	—	4,897	—
Total cash equivalents	$162,260	$155,367	$6,893	$—
Marketable securities:
Commercial paper	$51,498	$—	$51,498	$—
U.S. Government agency bonds	28,398	—	28,398	—
Corporate bonds	67,006	—	67,006	—
Total marketable securities	146,902	—	146,902	—
Total financial assets	$309,162	$155,367	$153,795	$—
(1)	Included in cash and cash equivalents on the Consolidated Balance Sheets.

Cash equivalents and marketable securities classified as Level 2 financial assets are initially valued at their purchase price and subsequently valued at the end of each reporting period utilizing third party pricing services or other observable data. The pricing services utilize industry standard valuation methods, including both income and market-based approaches, and observable market inputs to determine the fair value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates, and other industry and economic events.

Nonrecurring Fair Value Measurements

In the second quarter of 2023, the Company received 1.0 million ordinary shares in UltraDx under the UltraDx Agreement (refer to Note 3 - Revenue and Related Matters). As UltraDx is a privately held entity, there is minimal market activity or other financial information available to determine the fair value of UltraDx’s shares and therefore this investment is considered a Level 3 financial asset.

Pursuant to ASC 321 - Investments - Equity Securities, the Company uses the measurement alternative for equity investments without readily determinable fair values and recognizes its equity investment in UltraDx at cost, less any impairment, and adjusted for any observable price changes in orderly transactions. The ordinary shares received were valued at $0.8 million upon receipt, primarily using the third-party purchase price of similar interests issued during UltraDx’s financing that closed in the second quarter of 2023. Changes in the inputs and assumptions used would have resulted in a higher or lower fair value measurement.

The Company’s non-marketable equity investment in UltraDx contains certain restrictions related to the sale or transfer of the securities. The restrictions are in place indefinitely and cannot lapse. No adjustment to the fair value was required as a result of adopting ASU 2022-03 on January 1, 2024.

During the year ended December 31, 2024, the Company did not record adjustments to the fair value of its non-marketable equity investment. To date, the cumulative fair value adjustments have not been material. As of both December 31, 2024 and December 31, 2023, the carrying value of the Company’s Level 3 financial asset was $0.8 million and is included in other non-current assets on the Consolidated Balance Sheets. Refer to Note 20 - Variable Interest Entities for the Company’s evaluation under the VIE guidance of investments in other entities.

Other Fair Value Disclosures

During the years ended December 31, 2024 and 2023, the Company did not transfer financial assets between levels of the fair value hierarchy. Additionally, there have been no changes to the valuation techniques for Level 2 or Level 3 financial assets.

Note 7. Inventory

Inventory, net of inventory reserves, consisted of the following (in thousands):

	As of December 31,
	2024	2023
Raw materials	$7,215	$5,114
Work in process	7,980	5,439
Finished goods	17,580	15,570
Total inventory	$32,775	$26,123

Note 8. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2024	2023
Laboratory and manufacturing equipment	$14,648	$13,141
Furniture and fixtures	1,999	1,905
Computers and software	6,036	3,927
Leasehold improvements	13,291	13,074
Total cost	35,974	32,047
Less: accumulated depreciation	(18,824)	(14,121)
Property and equipment, net	$17,150	$17,926

The Company incurred depreciation expense of $4.8 million, $4.7 million, and $3.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. Substantially all of the Company’s property and equipment is located in North America.

During the year ended December 31, 2023, the Company had $0.8 million of disposals related to equipment no longer being used by the Company. There were no material disposals during the years ended December 31, 2024, and 2022.

For the year ended December 31, 2024, the Company did not record any impairments related to property and equipment. For the years ended December 31, 2023 and 2022, except for the impairments related to leasehold improvements associated with two leased facilities that were not being used at the time (refer to Note 14 - Leases), impairments related to property and equipment were not material.

As of December 31, 2024 and 2023, total gross capitalized software development costs were $4.3 million and $1.1 million, respectively. Depreciation of capitalized software costs was $0.8 million for the year ended December 31, 2024 and was not material for the years ended December 31, 2023 and 2022.

Note 9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2024	2023
Accrued professional services	$4,897	$1,596
Accrued royalties	1,361	1,689
Accrued tax liabilities	1,018	822
Other accrued expenses	1,575	1,948
Total accrued expenses and other current liabilities	$8,851	$6,055

Note 10. Stock-Based Compensation

Stock-Based Compensation Plans

In December 2017, the Company adopted the 2017 Employee, Director and Consultant Equity Incentive Plan (the “2017 Plan”), under which it may grant incentive stock options, non-qualified stock options, RSUs, and other stock-based awards. As of December 31, 2017, the 2017 Plan allowed for the issuance of (1) up to 1.0 million shares of common stock and (2) up to 2.5 million shares of common stock represented by awards granted under the 2007 Stock Option and Grant Plan (which was terminated upon completion of the Company’s initial public offering) that were forfeited, expired, or cancelled without delivery of shares or which result in the forfeiture of shares of common stock back to the Company on or after the date the 2017 Plan became effective. The 2017 Plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of common stock available for issuance under the 2017 Plan on the first day of each fiscal year during the period beginning in 2019 and ending in 2027. The annual increase is equal to the lowest of (1) 4% of the number of shares of common stock outstanding as of such date and (2) an amount determined by the Company’s Board of Directors or Compensation Committee. As of December 31, 2024, 4.6 million shares were outstanding and there were 3.8 million shares available for grant under the 2017 Plan.

In December 2017, the Company adopted the 2017 Employee Stock Purchase Plan (the “2017 ESPP”). As of December 31, 2019, the 2017 ESPP allowed for the issuance of up to 0.6 million shares of common stock. The 2017 ESPP contains an “evergreen” provision, which allows for an increase in the number of shares under the plan on the first day of each fiscal year beginning with 2018 and ending in 2027. The increase is equal to the lowest of: (1) 1% of the number of shares of common stock outstanding on the last day of the immediately preceding fiscal year and (2) an amount determined by the Company’s Board of Directors or Compensation Committee. As of December 31, 2024, 2.0 million shares were available for grant under the 2017 ESPP.

The 2017 ESPP provides for six-month offering periods commencing and ending on March 1 through August 31, and September 1 through February 28. During the years ended December 31, 2024, 2023, and 2022, employees purchased 78 thousand, 121 thousand, and 57 thousand shares, respectively, of the Company’s common stock pursuant to the 2017 ESPP.

Stock Options

Under the 2017 Plan, stock options may not be granted with exercise prices of less than fair market value on the date of the grant. Options generally vest ratably over a four-year period with 25% vesting on the first anniversary and the remaining 75% vesting ratably on a monthly basis over the remaining three years. These options expire ten years after the grant date.

Stock option activity for the year ended December 31, 2024 is presented below (in thousands, except per share and contractual life amounts):

		Weighted-average	Weighted-average	Aggregate
	Number of	exercise price	remaining contractual	intrinsic
	options	per share	life (in years)	value
Outstanding at December 31, 2023	2,774	$19.62	7.9	$26,941
Granted	1,584	20.46
Exercised	(159)	11.71
Forfeited/expired	(636)	21.89
Outstanding at December 31, 2024	3,563	$19.94	7.7	$678
Exercisable at December 31, 2024	1,511	$21.18	6.3	$549
Vested and expected to vest at December 31, 2024	3,563	$19.94	7.7	$678

The total intrinsic value of stock options exercised was $1.9 million in 2024, $1.9 million in 2023, and $3.4 million in 2022.

Restricted Stock Units

RSUs represent the right to receive shares of common stock upon meeting specified vesting requirements. Shares are delivered to the grantee upon vesting, less shares for the payment of withholding taxes. RSU activity for the year ended December 31, 2024 is presented below (in thousands, except per share amounts):

		Weighted-average
	Number	grant date fair
	of shares	value per share
Unvested as of December 31, 2023	1,328	$17.87
Granted	611	21.51
Vested	(522)	19.79
Forfeited	(302)	19.42
Unvested as of December 31, 2024	1,115	$18.55
Expected to convert at December 31, 2024	1,115	$18.55

The weighted average grant-date fair value per share of awards granted was $21.51 in 2024, $15.90 in 2023, and $18.32 in 2022.The total fair value of shares that vested was $10.3 million in 2024, $10.4 million in 2023, and $9.8 million in 2022.

Stock-Based Compensation Expense

Stock-based compensation expense was recorded in the following categories on the Consolidated Statements of Operations (in thousands):

	Year Ended December 31,
	2024	2023	2022
Cost of product revenue	$1,132	$839	$596
Cost of service and other revenue	1,142	1,124	819
Research and development	2,117	1,713	1,629
Selling, general and administrative	15,596	13,147	12,339
Total stock-based compensation	$19,987	$16,823	$15,383

As of December 31, 2024, there was $40.1 million of total unrecognized stock-based compensation expense related to unvested RSUs and stock options, which is expected to be recognized over the remaining weighted-average vesting period of 2.7 years.

The fair value of the Company’s stock options granted and purchase rights to the ESPP were estimated using the Black-Scholes valuation model with the following assumptions:

	Year Ended December 31,
	2024	2023	2022
Stock Options:
Risk-free interest rate	3.4% - 4.6%	3.5% - 4.7%	1.4% - 4.1%
Expected dividend yield	None	None	None
Expected term (in years)	5.3 - 5.4	5.0 - 5.2	5.0 - 5.8
Expected volatility	81.4% - 83.1%	71.1% - 83.1%	55.0% - 70.8%

Weighted-average grant date fair value per share	$14.43	$10.63	$9.88

Employee Stock Purchase Plan:
Risk-free interest rate	4.3% - 4.9%	5.2% - 5.5%	0.7% - 3.9%
Expected dividend yield	None	None	None
Expected term (in years)	0.5	0.5	0.5
Expected volatility	54.9% - 66.0%	72.8% - 82.5%	51.9% - 117.3%

Weighted-average grant date fair value per share	$3.84	$3.19	$3.53

Note 11. Net Loss Per Share

The following table presents the computation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,
	2024	2023	2022
Numerator:
Net loss	$(38,531)	$(28,354)	$(99,574)
Denominator:
Weighted average common shares outstanding, basic and diluted	38,367	37,594	36,991

Net loss per share, basic and diluted	$(1.00)	$(0.75)	$(2.69)

As the Company was in a net loss position for all periods, the following common share equivalents were excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive (in thousands):

	Year Ended December 31,
	2024	2023	2022
Stock options	3,561	2,783	2,432
Common stock and RSUs	1,341	1,513	908
Estimated ESPP purchases	8	23	52
Total dilutive shares	4,910	4,319	3,392

Note 12. Income Taxes

The following table presents the components of loss before income taxes (in thousands):

	Year Ended December 31,
	2024	2023	2022
United States	$(39,968)	$(30,355)	$(92,360)
Foreign	1,871	2,720	(7,050)
Total loss before income taxes	$(38,097)	$(27,635)	$(99,410)

The following table summarizes income tax (expense) benefit (in thousands):

	Year Ended December 31,
	2024	2023	2022
Current:
United States
Federal	$—	$—	$—
State	(37)	(161)	(87)
Foreign	(683)	(850)	(372)
Total current income tax provision	(720)	(1,011)	(459)
Deferred
United States
Federal	—	—	10
State	—	—	13
Foreign	286	292	272
Total deferred income tax benefit	286	292	295
Total income tax expense	$(434)	$(719)	$(164)

A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2024	2023	2022
Federal statutory income tax rate	21.0%	21.0%	21.0%
Non-deductible executive compensation	(3.2)%	(2.6)%	—%
State taxes, net of federal benefit	2.7%	(0.3)%	2.8%
Tax credits	4.0%	4.9%	1.3%
Stock-based compensation	(2.4)%	(1.6)%	(2.4)%
Permanent items	(0.3)%	(0.6)%	(0.3)%
Change in valuation allowance	(22.5)%	(24.3)%	(20.8)%
Impairment of goodwill	—%	—%	(1.6)%
Other	(0.4)%	0.9%	(0.2)%
Effective income tax rate	(1.1)%	(2.6)%	(0.2)%

The effective income tax rate differs from the U.S. federal statutory rate of 21.0% primarily as a result of the valuation allowance maintained against the Company’s net deferred tax assets.

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$80,541	$77,731
Tax credits	10,178	8,645
Deferred revenue	2,412	2,568
Amortization	645	727
Stock-based compensation	3,808	3,186
Inventory	1,069	1,391
Capitalized R&D Costs	13,753	9,353
Lease liability	9,093	9,948
Other deferred tax assets	497	198
Accrual and reserves	1,876	2,159
Total deferred tax assets	123,872	115,906
Less: valuation allowances	(118,663)	(110,082)
Net deferred tax assets	$5,209	$5,824
Deferred tax liabilities:
Right-of-Use Assets	$(3,970)	$(4,372)
Depreciation	(1,137)	(1,307)
Amortization acquired intangibles	(831)	(1,253)
Other deferred tax liabilities	(71)	(69)
Net deferred tax (liability) asset	$(800)	$(1,177)

The Company records deferred tax liabilities in other non-current liabilities on the Consolidated Balance Sheets.

The Company’s change in its valuation allowance account related to deferred tax assets was as follows (in thousands):

	2024	2023
Balance at December 31 of prior year	$110,082	$103,372
Change in valuation allowance	8,581	6,710
Balance at December 31	$118,663	$110,082

The valuation allowance increased during the year ended December 31, 2024 primarily as a result of the U.S. operating losses incurred.

In determining the need for a valuation allowance, the Company considers the cumulative book income and loss positions of each of its entities as well as its worldwide cumulative loss position. The Company has assessed, on a jurisdictional basis, the available means of recovering deferred tax assets, including the ability to carry back net operating losses (“NOLs”), the existence of reversing taxable temporary differences, the availability of tax planning strategies, and forecasted future taxable income. At December 31, 2024, the Company maintained a full valuation allowance against its worldwide net deferred tax assets, as it concluded that it was more likely than not that the deferred assets will not be utilized.

As of December 31, 2024, the Company had U.S. federal net operating losses (“NOLs”) of approximately $320.0 million. U.S. federal NOLs generated through December 31, 2017 of approximately $108.5 million expire at various dates through 2037, and U.S. federal NOLs generated after December 31, 2017 of approximately $211.5 million do not expire. As of December 31, 2024, the Company had U.S. federal tax credit carryforwards of approximately $7.7 million that expire at various dates through 2044.

As of December 31, 2024, the Company had $224.7 million of state NOLs, approximately $210.8 million of which expire at various dates through 2044, and approximately $13.9 million of which do not expire. As of December 31, 2024, the Company had U.S. state tax credit carryforwards of approximately $3.1 million that expire at various dates through 2039.

Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-ownership change NOLs and other pre-ownership change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an ownership change occurs if there is a cumulative change in an entity’s ownership by 5% stockholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. Under the Tax Cuts and Jobs Act of 2017 (“TCJA”), the use of federal NOLs arising in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income and NOLs arising in taxable years ending after December 31, 2017 may not be carried back (though any such NOLs may be carried forward indefinitely).

The Company may have experienced an ownership change in the past and may experience ownership changes in the future as a result of future transactions in its share capital, some of which may be outside of the control of the Company. As a result, if the Company earns net taxable income, its ability to use its pre-ownership change NOLs, or other pre-ownership change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations.

For the years ended December 31, 2024, 2023, and 2022, the Company had no tax reserves accrued for uncertain tax positions.

The Company is subject to taxation in the United States as well as the Netherlands, Sweden, and China. At December 31, 2024, the Company is generally no longer subject to examination by taxing authorities in the United States for years prior to 2021. However, NOLs and tax credits in the United States may be subject to adjustments by taxing authorities in future years in which they are utilized. The Company’s foreign subsidiaries remain open to examination by taxing authorities from 2018 onward.

As of December 31, 2024, the Company has accumulated undistributed earnings generated by our foreign subsidiaries of approximately $3.4 million and the amount of tax due on remittance would not be material. The Company intends to indefinitely reinvest these earnings and expects future U.S. cash generation to be sufficient to meet future U.S. cash needs.

Note 13. Intangible Assets

Acquired intangible assets consisted of the following (in thousands, except useful life and weighted average life amounts):

		As of December 31, 2024
	Estimated			Cumulative		Weighted Average
	Useful	Gross Carrying	Accumulated	Translation	Net Carrying	Life Remaining
	Life (in years)	Value	Amortization	Adjustment	Value	(in years)
Know-how	8.5	$13,000	$(7,057)	$(2,093)	$3,850	3.0
Developed technology	7	1,650	(1,645)	—	5	0.1
Customer relationships	8.5 - 10	1,360	(1,166)	(18)	176	3.1
Non-compete agreements	5.5	340	(285)	(55)	—	—
Trade names	3	50	(50)	—	—	—
Total		$16,400	$(10,203)	$(2,166)	$4,031

		As of December 31, 2023
	Estimated			Cumulative		Weighted Average
	Useful	Gross Carrying	Accumulated	Translation	Net Carrying	Life Remaining
	Life (in years)	Value	Amortization	Adjustment	Value	(in years)
Know-how	8.5	$13,000	$(6,326)	$(1,050)	$5,624	4.0
Developed technology	7	1,650	(1,581)	—	69	1.1
Customer relationships	8.5 - 10	1,360	(1,067)	(9)	284	4.1
Non-compete agreements	5.5	340	(256)	(27)	57	1.0
Trade names	3	50	(50)	—	—	—
Total		$16,400	$(9,280)	$(1,086)	$6,034

The Company recorded amortization expense of $1.6 million for both years ended December 31, 2024 and 2023 and $1.8 million for the year ended December 31, 2022. Amortization of know-how is recorded in cost of goods sold; amortization of developed technology is recorded in research and development expenses; and amortization of customer relationships, non-compete agreements and trade names are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations.

Future estimated amortization expense is as follows (amounts in thousands):

As of December 31, 2024
2025	$1,369
2026	1,341
2027	1,319
2028	2
2029	—
Thereafter	—
Total amortization expense	$4,031

Note 14. Leases

As part of the Restructuring Plan in the third quarter of 2022 (refer to Note 18 - Restructuring), the Company decided not to use two leased facilities in its operations and attempted to sublease the vacant space to recover a portion of the total lease costs. The Company’s decision to not use the leased facilities moved the related ROU assets and leasehold improvements into their own asset groups and triggered an impairment assessment over those asset groups. The impairment assessments, along with continued quarterly reassessments, resulted in the Company recording impairment charges to the related ROU assets and leasehold improvements during the years ended December 31, 2023 and 2022 as further described in Note 18 - Restructuring.

During the fourth quarter of 2024, the Company began to utilize one of these two leased facilities, while the other unused facility remained its own asset group. The Company continued to reassess the ROU asset and leasehold improvements from the unused facility and there were no impairments recorded in 2024.

The carrying value of ROU assets and leasehold improvements for facilities not being used as of December 31, 2024 and 2023 were $0.8 million and $10.1 million, respectively.

Substantially all of the Company’s leases are located in North America.

The components of the lease costs and supplemental cash flow information relating to the Company’s leases were as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Operating lease cost	$4,949	$5,209	$5,488
Short-term and variable lease cost	4,359	3,996	3,417
Total lease cost	$9,308	$9,205	$8,905

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$8,554	$8,935
Weighted average remaining lease term - operating leases (years)	5.8	6.8
Weighted average discount rate - operating leases	7.92%	7.86%

The undiscounted future lease payments for non-cancelable operating leases were as follows (in thousands):

Maturity of lease liabilities	As of December 31, 2024
2025	$7,296
2026	7,450
2027	7,684
2028	7,923
2029	8,143
Thereafter	7,615
Total lease payments	46,111
Less: imputed interest	(8,740)
Total operating lease liabilities	$37,371

Operating lease balances presented on the Consolidated Balance Sheets were as follows (in thousands):

As of December 31, 2024
Operating lease ROU assets	$16,339

Operating lease liabilities	$4,756
Operating lease liabilities, net of current portion	32,615
Total operating lease liabilities	$37,371

Note 15. Commitments and Contingencies

Purchase Commitments

The Company’s non-cancellable purchase commitments primarily consist of purchases of raw materials for manufacturing operations under annual and multi-year agreements, some of which have minimum quantity requirements. The Company’s total purchase commitments under these agreements as of December 31, 2024 was $1.4 million, most of which the Company expects to incur in the year ending December 31, 2025.

License Agreements

Harvard University

In August 2022, the Company and Harvard University (“Harvard”) entered into an exclusive license agreement (the “Harvard License Agreement”) for certain intellectual property owned by Harvard. Pursuant to the Harvard License Agreement, the Company paid an upfront fee of $0.6 million, which was recorded in research and development expenses on the Consolidated Statements of Operations. Under this license, the Company is required to pay Harvard low single-digit royalties on net sales of products and services using the licensed technology, as well as a portion of its applicable sublicense revenues. The Company incurred no royalty expense under the Harvard License Agreement for the years ended December 31, 2024 and 2023.

Refer to Note 16 - Related Party Transactions for a discussion of a related party relationship with Harvard.

Tufts University

In June 2007, the Company and Tufts University (“Tufts”) entered into a license agreement (the “Tufts License Agreement”) for certain intellectual property owned by Tufts. The Tufts License Agreement, which was subsequently amended, is exclusive and sub-licensable, and will continue in effect on a country by country basis as long as there is a valid claim of a licensed patent in a country. The Company is contractually obligated to pay license and maintenance fees that are creditable against royalties, in addition to low single-digit royalties on direct sales and services, and a royalty on sublicense income. The Company incurred royalty expenses related to the Tufts License Agreement of $2.1 million, $1.7 million, and $1.4 million, during the years ended December 31, 2024, 2023, and 2022, respectively, which was recorded in cost of product revenue on the Consolidated Statements of Operations.

Refer to Note 16 - Related Party Transactions for a discussion of a related party relationship with Tufts.

Legal Contingencies

The Company is subject to claims in the ordinary course of business; however, the Company is not currently a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect on its financial condition or results of operations. The Company accrues for contingent liabilities when losses are probable and estimable. If an estimate of a probable loss is a range and no amount within the range is more likely than any other amount in the range, the Company accrues the minimum amount of the range.

Note 16. Related Party Transactions

In August 2022, the Company entered into the Harvard License Agreement for certain intellectual property owned by Harvard (refer to Note 15 − Commitments and Contingencies). Harvard is obligated to pay a portion of the payments received from the Company under the Harvard License Agreement to a member of the Company’s Board of Directors. A member of the Company’s Board of Directors is also affiliated with Harvard and Mass General Brigham. Revenue recorded from sales of products and services to Harvard and its affiliates and to Mass General Brigham and its affiliates totaled $2.2 million, $1.3 million, and $0.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. Cost of product revenue and operating expenses with Harvard and its affiliates and Mass General Brigham and its affiliates was $0.3 million and $0.3 million for the year ended December 31, 2024 and December 31, 2023, respectively, and was not material for the year ended 2022. At December 31, 2024 and 2023, open payables to and receivable balances from Harvard and Mass General Brigham were $0.7 million and not material, respectively.

In June 2007, the Company entered into the Tufts License Agreement for certain intellectual property owned by Tufts (refer to Note 15 - Commitments and Contingencies). A member of the Company’s Board of Directors was previously affiliated with Tufts. This Board member continues to receive compensation from Tufts on a formulaic basis based on royalties and license payments the Company makes to Tufts. At December 31, 2024 and 2023, open payable balances to Tufts were not material.

As discussed in Note 3 - Revenue and Related Matters, on May 26, 2022, the Company and UltraDx, a company formed by ARCH, entered into the UltraDx Agreement to supply certain instruments and to grant certain licenses. At contract inception, the Company determined that UltraDx was a related party because a member of the Company’s Board of Directors was affiliated with ARCH and UltraDx. As of June 7, 2023, this individual was no longer a member of the Company’s Board of Directors. Cost of product revenue with UltraDx was not material, $0.3 million, and $0.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. At December 31, 2024 and 2023, there were no open payable balances to UltraDx and open receivable balances from UltraDx were not material.

Note 17. Segment Reporting

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker (“CODM”), in deciding how to allocate resources and assess performance. The Company’s CODM is the chief executive officer, who reviews the Company’s operations and manages its business as a single operating segment as of December 31, 2024.

The Company’s proprietary digital “Simoa” detection technology is used across all parts of the business to derive revenues through the sale of instruments, consumables, Accelerator Laboratory and LDT services, and warranties. The Company’s accounting policies apply in the same manner across the business.

The Company utilizes consolidated net loss as the measure of segment profitability (loss) as required by ASU 2023-07. The CODM uses this measure, along with the significant revenue and expense lines included below, when analyzing the Company’s operations and performance and determining how to allocate resources. These measures are consistently used by the CODM in comparing budgeted results versus actuals, in determining when or where to invest resources into specific areas of the business, and for decision on strategic initiatives.

The following table presents the reconciliation of significant segment information reviewed by the CODM to consolidated net loss:

	Year Ended December 31,
	2024	2023	2022
Revenues:
Revenue from contracts with customers (Note 3)	$135,436	$121,139	$104,952
Grant revenue	1,985	1,229	570
Total revenues	$137,421	$122,368	$105,522
Less:
Costs of goods sold and services, including shipping and handling costs	$62,430	$56,290	$68,082
Certain operating expenses, excluding shipping and handling costs (1)	124,587	107,029	110,737
Other segment items (2)	(11,065)	(12,597)	26,277
Consolidated net loss	$38,531	$28,354	$99,574
(1)	Expenses consist of research and development and selling, general and administrative expenses from the Consolidated Statements of Operations and exclude shipping and handling costs.
(2)	Other segment items represent discrete events, non-recurring transactions, or insignificant items that are not used by the CODM to evaluate the Company’s performance or allocate resources, and include:
a.	Impairment and restructuring – charges recorded as a result of the Restructuring Plan (refer to Note 18 - Restructuring), including impairment of the Company’s goodwill and a portion of the Company’s long-lived assets;
b.	Other lease costs – amortization of operating lease right-of-use assets and other facility operating expenses from leased facilities the Company is not using;
c.	Interest income - interest earned on cash, cash equivalents, and marketable securities, and the accretion of discounts on marketable securities;
d.	Other income (expense), net – gains and losses on foreign currency, and other non-recurring items that are not a part of the Company’s core business operations; and
e.	Income tax benefit (expense) – income taxes related to federal, state, and foreign jurisdictions in which the Company conducts business.

The CODM reviews cash usage as part of evaluating the Company’s performance but does not review or evaluate any other assets.

There have been no changes to the methods used to determine segment profit or loss, or the significant segment captions, across any of the periods presented.

Note 18. Restructuring

Following a strategic review and assessment of the Company’s operations and cost structure, on August 8, 2022, the Company announced a plan of restructuring and strategic re-alignment plan (the “Restructuring Plan”). As part of the Restructuring Plan, the Company began an assay redevelopment program with the ultimate objective of improving its ability to manufacture and deliver high-quality assays at scale. The Restructuring Plan aligned the Company’s investments to best serve the needs of its customers, focused the Company’s innovation efforts on key platforms, and provided a foundation for the Company’s entry into translational pharma and clinical markets. In accordance with the Restructuring Plan, the Company implemented a workforce reduction, which was substantially completed by the end of the third quarter of 2022. The Restructuring Plan included the elimination of 119 positions and other cost-saving measures.

During the year ended December 31, 2022, the Company incurred approximately $3.8 million of expenses related to the Restructuring Plan, which represents the total amount expected to be incurred and the amount incurred to date. These costs were recorded in impairment and restructuring on the Consolidated Statements of Operations and were substantially for cash payments of severance and employee benefits, $3.5 million of which was paid by December 31, 2022.

As a result of the Restructuring Plan, the Company performed an impairment assessment of its goodwill, long-lived assets, including ROU assets and related leasehold improvements, and intangibles. The assessments resulted in the Company recording an impairment charge of $25.6 million during the year ended December 31, 2022, which was recorded in impairment and restructuring on the Consolidated Statements of Operations. The impairment charge included (1) $8.2 million of goodwill, (2) $16.3 million associated with the ROU assets and related leasehold improvements at two leased facilities not being used (refer to Note 14 - Leases), and (3) $1.1 million for software costs related to projects that were rationalized as part of the Restructuring Plan or the related exit and disposal costs. During the year ended December 31, 2023, the Company recorded an additional impairment of $1.3 million associated with the ROU asset and related leasehold improvements at the leased facilities not being used.

The Company did not have any additional restructuring activities during the years ended December 31, 2024 and 2023.

Note 19. Employee Benefit Plans

The Company sponsors a 401(k) savings plan for employees and may make discretionary contributions. During the years ended December 31, 2024, 2023, and 2022, the Company made contributions of $2.4 million, $0.8 million, and $1.2 million, respectively. The increase during the year ended December 31, 2024 was due to a change in the Company’s employer contribution rate.

Note 20. Variable Interest Entities

As discussed in Note 3 - Revenue and Related Matters, during the second quarter of 2023 the Company received one million ordinary shares of UltraDx under the UltraDx Agreement. Primarily due to having less than a 5% ownership interest in UltraDx, the Company concluded that it does not have the power to direct activities impacting UltraDx’s economic performance and therefore the Company is not the primary beneficiary of the VIE. Since the Company does not have a controlling financial interest in the VIE, it did not consolidate the VIE into its Consolidated Financial Statements during the years ended December 31, 2024 and 2023.

As of both December 31, 2024 and 2023, the carrying value of the Company’s investment in the VIE was $0.8 million, which was recorded in other non-current assets on the Consolidated Balance Sheets. Refer to Note 6 - Fair Value of Financial Instruments for the Company’s related valuation disclosures. Maximum exposure to losses related to the VIE is limited to its carrying value and the Company does not have any future funding commitments to the VIE.

Note 21. Subsequent Events

Agreement to Acquire Akoya Biosciences, Inc.

On January 9, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Akoya Biosciences, Inc., a Delaware corporation (“Akoya”), and Wellfleet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Quanterix (“Merger Sub”), in which Merger Sub will merge with and into Akoya (the “Merger”), with Akoya surviving such Merger as a wholly owned subsidiary of Quanterix. Akoya is based in Marlborough, Massachusetts and is a life sciences technology company delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Spatial phenotyping refers to technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in understanding of disease progression and patient response to therapy. The transaction is part of the Company’s plans to establish the first fully integrated technology ecosystem to identify and measure biomarkers across tissue and blood, expand its technology offerings into oncology and immunology, and expand its portfolio of lab service offerings.

Under the Merger Agreement, each share of common stock, par value $0.00001 per share, of Akoya (the “Akoya Common Stock”) outstanding immediately prior to the merger will be converted into the right to receive 0.318 (the “Exchange Ratio”) of a fully paid and nonassessable share of common stock, par value $0.001 per share, of Quanterix and, if applicable, cash in lieu of fractional shares, subject to any applicable withholding.

Each restricted stock unit in respect of shares of Akoya Common Stock and each option to acquire shares of Akoya Common Stock that is outstanding immediately prior to the merger will automatically be converted into a number of restricted stock units and options to acquire shares of Quanterix Common Stock, respectively, based on the Exchange Ratio.

The closing of the Merger is subject to a number of conditions, including: (i) approval of the issuance of shares of the Company’s common stock in the Merger by its stockholders; (ii) approval of the Merger by Akoya stockholders; (iii) the effectiveness of the registration statement on Form S-4 filed with the SEC in connection with the Merger; (iv) the absence of any order issued or entered, or any law enacted or promulgated having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger; (v) the Company’s submission to Nasdaq of a notification of shares of the Company’s common stock to be issued in connection with the Merger; (vi) performance by each party of its respective obligations under the Merger Agreement; and (vii) the absence of a material adverse effect with respect to each of Akoya and Quanterix.

The Company and Akoya have also agreed to use their respective reasonable best efforts to cooperate in good faith to enter into one or more agreements pursuant to which Quanterix would provide Akoya with bridge financing. Any such financing would be in the form of subordinated convertible note(s) in an aggregate principal amount not to exceed $30.0 million, subject to Akoya having obtained any required consents and satisfied any other conditions with respect thereto under Akoya’s existing credit facility As of the date of filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, the Company is negotiating the potential terms of such financing.

Acquisition of Emission Inc.

On January 8, 2025, the Company completed the acquisition of Emission Inc. (“Emission”). Emission is based in Georgetown, Texas and manufactures large-scale, highly-uniform dye-encapsulating magnetic beads designed for low and mid-plex assays and a mid-plex platform that reads its proprietary beads. The transaction is part of the Company’s plans to secure the use of Emission’s highly controlled beads in the Company’s next generation instruments and expansion into a new multi-plex segment targeting third-party original equipment manufacturer customers.

Pursuant to the Share Purchase Agreement, the Company acquired all of the issued and outstanding shares of capital stock of Emission for an upfront payment of $10.0 million, with an additional $10.0 million payable upon completion of certain technical milestones. Additionally, the Emission shareholders may receive up to an additional $50.0 million in earnout payments through December 31, 2029, contingent upon the achievement of certain performance milestones.

In connection with the closing, the Company and Emission entered into a call option agreement, in which the Emission shareholders have the right to repurchase all of the outstanding capital stock of Emission for $10.0 million after five years from the closing date if Emission’s revenues do not exceed $5.0 million in any one year during such five-year period. If the Emission shareholders exercise the right to repurchase Emission and consummate the repurchase, the Company will retain a perpetual, fully-paid, irrevocable license to all Emission intellectual property required to continue to manufacture and commercialize the Company’s products.

The initial accounting for the acquisition was not complete at the time of filing of this proxy statement/prospectus due to the timing of the acquisition. As a result, the full disclosures required under ASC 805-10-50 – Business Combinations cannot be made at this time.

Acquisition costs incurred during the year ended December 31, 2024 related to the Emission acquisition were not material.

QUANTERIX CORPORATION

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except per share data)

	March 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$76,508	$56,709
Marketable securities	190,369	232,413
Accounts receivable, net of allowance for expected credit losses	28,258	32,141
Inventory	31,028	32,775
Prepaid expenses and other current assets	8,839	9,556
Total current assets	335,002	363,594
Restricted cash	2,639	2,610
Property and equipment, net	16,457	17,150
Intangible assets, net	16,520	4,031
Goodwill	6,574	—
Operating lease right-of-use assets	15,971	16,339
Other non-current assets	3,349	2,809
Total assets	$396,512	$406,533
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,731	$6,953
Accrued compensation and benefits	6,308	12,620
Accrued expenses and other current liabilities	13,314	8,851
Deferred revenue	9,102	8,827
Operating lease liabilities	4,940	4,756
Total current liabilities	40,395	42,007
Deferred revenue, net of current portion	1,098	1,073
Operating lease liabilities, net of current portion	31,467	32,615
Non - current portion of contingent consideration	6,337	—
Other non-current liabilities	822	800
Total liabilities	80,119	76,495
Commitments and contingencies (Note 13)
Stockholders’ equity:
Common stock: $0.001 par value per share; Authorized: 120,000 shares; Issued and outstanding: 38,801 and 38,544 shares at March 31, 2025 and December 31, 2024, respectively	39	39
Additional paid-in capital	808,760	803,160
Accumulated other comprehensive loss	(1,821)	(3,080)
Accumulated deficit	(490,585)	(470,081)
Total stockholders’ equity	316,393	330,038
Total liabilities and stockholders’ equity	$396,512	$406,533

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Three Months Ended March 31,
	2025	2024
Revenues:
Product revenue	$20,739	$19,670
Service and other revenue	8,763	11,967
Collaboration and license revenue	771	155
Grant revenue	60	274
Total revenues	30,333	32,066
Costs of goods sold and services:
Cost of product revenue	9,764	8,237
Cost of service and other revenue	4,154	5,281
Total costs of goods sold and services	13,918	13,518
Gross profit	16,415	18,548
Operating expenses:
Research and development	10,036	6,742
Selling, general and administrative	32,457	26,039
Other lease costs	288	924
Total operating expenses	42,781	33,705
Loss from operations	(26,366)	(15,157)
Other income (expense):
Interest income	3,267	3,948
Change in fair value of contingent consideration	(379)	—
Other income	61	226
Loss before income taxes	(23,417)	(10,983)
Income tax benefit (expense)	2,913	(180)
Net loss	$(20,504)	$(11,163)

Net loss per common share, basic and diluted	$(0.53)	$(0.29)

Weighted-average common shares outstanding, basic and diluted	38,718	38,126

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(amounts in thousands)

	Three Months Ended March 31,
	2025	2024
Net loss	$(20,504)	$(11,163)
Other comprehensive income (loss), net of tax:
Unrealized loss on marketable securities	(8)	(607)
Foreign currency translation	1,267	(674)
Total other comprehensive income (loss)	1,259	(1,281)
Comprehensive loss	$(19,245)	$(12,444)

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(20,504)	$(11,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	2,188	1,523
Credit losses on accounts receivable	53	73
Accretion of marketable securities	(979)	(1,657)
Operating lease right-of-use asset amortization	561	478
Stock-based compensation expense	5,462	5,265
Change in fair value of contingent consideration	379	—
Other operating activity	(412)	55
Changes in assets and liabilities:
Accounts receivable	4,329	(4,130)
Inventory	2,085	(2,531)
Prepaid expenses and other current assets	421	(281)
Other non-current assets	(502)	(33)
Accounts payable	399	(1,057)
Accrued compensation and benefits, accrued expenses, and other current liabilities	(3,517)	(6,200)
Deferred revenue	299	472
Operating lease liabilities	(1,157)	(988)
Other non-current liabilities	(2,993)	10
Net cash used in operating activities	(13,888)	(20,164)
Cash flows from investing activities:
Purchases of marketable securities	(30,246)	(137,889)
Proceeds from sales and maturities of marketable securities	73,261	29,200
Purchases of property and equipment	(1,256)	(506)
Acquisition, net of cash acquired	(8,997)	—
Net cash provided by (used in) investing activities	32,762	(109,195)
Cash flows from financing activities:
Proceeds from common stock issued under stock plans	668	2,037
Payments for employee taxes withheld on stock-based compensation awards	(575)	(1,438)
Net cash provided by financing activities	93	599
Net increase (decrease) in cash, cash equivalents, and restricted cash	18,967	(128,760)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	861	(380)
Cash, cash equivalents, and restricted cash at beginning of period	59,319	177,026
Cash, cash equivalents, and restricted cash at end of period	$79,147	$47,886
Supplemental disclosure of cash flow information:
Cash paid for taxes	$505	$175
Purchases of property and equipment in accounts payable and accrued expenses	$522	$222

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1. Organization and Nature of Business

Quanterix Corporation (“Quanterix” or the “Company”) is a life sciences company that has developed next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. The Company’s platforms are based on its proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers in ultra-low concentrations in blood, serum, and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of the Company’s Simoa platforms to detect proteins in the femtomolar range is enabling the development of novel therapies and diagnostics and has the potential to facilitate a paradigm shift in healthcare from an emphasis on treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention.

The Company also provides contract research services for customers and Laboratory Developed Test (“LDT”) services through its Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified Accelerator Laboratory (the “Accelerator Laboratory”). The Accelerator Laboratory provides customers with access to Simoa technology and its Lucent Diagnostics clinical testing services and supports multiple projects and services, including sample testing, homebrew assay development, custom assay development, and blood-based biomarker testing.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements and Notes to Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC regarding interim financial reporting on Form 10-Q. Accordingly, certain information and disclosures required for complete financial statements prepared in accordance with U.S. GAAP are not included. The Consolidated Balance Sheet and related information as of December 31, 2024 included herein was derived from the audited Consolidated Financial Statements as of December 31, 2024, but does not include all disclosures required by U.S. GAAP on an annual reporting basis. Certain amounts in the prior years’ Consolidated Financial Statements have been reclassified to conform to the current year’s presentation.

These Consolidated Financial Statements should be read in conjunction with the proxy statement/prospectus. Since the date of that filing, there have been no changes or updates to the Company’s significant accounting policies, other than those described below.

In the opinion of management, the Consolidated Financial Statements and Notes to Consolidated Financial Statements contain all normal, recurring adjustments necessary for a fair statement of financial position, results of operations, comprehensive loss, and cash flows as of the dates and for the interim periods presented. The results of operations for the three months ended March 31, 2025 may not be indicative of the results for the full year ending December 31, 2025, or any other period.

The Company’s fiscal year is the 12-month period from January 1 through December 31, and all references to “2025,” “2024,” and the like refer to that fiscal year unless otherwise noted.

Use of Estimates

The preparation of the Consolidated Financial Statements and Notes to Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. Such estimates include, but are not limited to, revenue recognition, valuation of inventory, leases, valuation and impairment of goodwill, intangible and long-lived assets, acquired assets and liabilities from acquisitions, recoverability of deferred tax assets, contingent consideration, and stock-based compensation expense. The Company bases its estimates on historical experience, known trends, worldwide economic conditions, both general and specific to the life sciences industry, and other relevant factors it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates and changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Principles of Consolidation

The Consolidated Financial Statements and Notes to Consolidated Financial Statements include the accounts of Quanterix and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

In accordance with Accounting Standards Codification (“ASC”) 810 - Consolidation, the Company assesses the terms of non-marketable equity investments to determine if any meet the definition of a variable interest entity (“VIE”) and require consolidation into its Consolidated Financial Statements. Refer to Note 17 - Variable Interest Entities for further discussion.

Business Acquisition

On January 8, 2025, the Company acquired all of the issued and outstanding shares of capital stock of Emission, Inc., a privately held company based in Georgetown, Texas. Refer to Note 3 - Acquisitions for further discussion.

Foreign Currency

The functional currency of the Company’s subsidiaries are their respective local currencies. These subsidiary financial statements are translated into U.S. dollars using the period-end exchange rates for assets and liabilities, average exchange rates during the corresponding period for revenue and expenses, and historical rates for equity. The effects of foreign currency translation adjustments are recorded in accumulated other comprehensive loss, a component of stockholders’ equity on the Consolidated Balance Sheets.

Foreign currency transaction gains (losses) are included in other income, on the Consolidated Statements of Operations and were not material for the three months ended March 31, 2025 and 2024.

Restricted Cash

The following table summarizes the period ending cash and cash equivalents as presented on the Consolidated Balance Sheets and the total cash, cash equivalents, and restricted cash as presented on the Consolidated Statements of Cash Flows (in thousands):

	As of March 31,
	2025	2024
Cash and cash equivalents	$76,508	$45,281
Restricted cash (1)	2,639	2,605
Cash, cash equivalents, and restricted cash	$79,147	$47,886
(1)	Restricted cash consists of collateral for a letter of credit issued as security for two of the Company’s leased facilities and to secure the Company’s corporate credit card program. The short-term or long-term classification is determined in accordance with the expiration of the underlying letter of credit and security.

Recent Accounting Standards to be Adopted

In December 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The new standard enhances annual income tax disclosure requirements by requiring specified categories and greater disaggregation within the tax rate reconciliation table, disclosure of income taxes paid by jurisdiction, and additional disclosures of uncertain tax positions and the related financial statement impacts. The new standard will be effective for the Company for annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adoption of the standard on its Consolidated Financial Statements disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures. This update enhances disclosure of an entity’s expenses, primarily through additional disaggregation of income statement expenses. The update also requires entities to disclose qualitative descriptions of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The amendments in this update can be applied prospectively or retrospectively. The new standard will be effective for the Company for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adoption of the standard on its Consolidated Financial Statement disclosures.

Note 3. Acquisitions

The Company accounts for business combinations in accordance with the acquisition method of accounting under ASC 805 - Business Combinations (“ASC 805”). The acquisition method of accounting requires the Company to record the acquired assets and liabilities, including identifiable intangible assets, at their estimated fair values as of the acquisition date, with any excess of the consideration transferred recorded to goodwill.

On January 8, 2025, the Company acquired all of the issued and outstanding shares of capital stock of Emission, Inc. (“Emission”), a life sciences manufacturing company based in Georgetown, Texas. Emission produces large-scale, highly-uniform dye-encapsulating magnetic beads designed for low and mid-plex assays and a mid-plex platform that reads these proprietary beads. The transaction is part of the Company’s plans to secure the use of Emission’s highly controlled beads in the Company’s next generation platforms and expansion into a new multi-plex segment targeting third-party original equipment manufacturer customers.

Total Consideration Transferred

The following table summarizes the fair value of the aggregate consideration paid or payable for Emission (in thousands):

Cash paid at closing (1)	$8,997
Holdback (2)	1,000
Contingent consideration (3)	6,612
Total purchase consideration	$16,609
(1)	Cash paid at close represents the contractual amount paid on the closing date and is reflected as an investing activity in the Consolidated Statements of Cash Flows. Cash acquired was not material.
(2)	The holdback is expected to be paid during the first quarter of 2026 and is subject to applicable adjustments.
(3)	The acquisition includes contingent consideration arrangements discussed below in the section titled “Contingent Consideration”.

Contingent Consideration

The Emission transaction included two arrangements that could result in additional cash payments to the seller. An additional $10.0 million is payable upon completion of certain technical milestones (“Earnout 1”) and up to $50.0 million could be payable based on the amount and timing of certain performance targets over a five year period ending December 31, 2029 (“Earnout 2”).

Under ASC 805, the Company determined Earnout 1 is compensation expense and is therefore recognized separately from the business combination. In accordance with ASC 710 - Compensation, Earnout 1 will be recognized over the expected period certain technical requirements are transferred and certain milestones are completed, which the Company currently estimates to be seven months from the closing date of the acquisition. This expense is recorded in research and development and selling, general and administrative expenses on the Consolidated Statements of Operations.

The preliminary fair value of Earnout 2 on the acquisition date was $6.6 million, which represents purchase price and is included in the accounting for the business combination. Refer to Note 8 - Fair Value of Financial Instruments for further discussion.

Preliminary Allocation of Purchase Price

The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of the acquired assets and liabilities (in thousands):

As of March 31, 2025
Assets:
Cash and cash equivalents	$43
Accounts receivable, net of allowance for expected credit losses	49
Inventory	307
Intangible asset (1)	12,700
Goodwill (2)	6,574
Liabilities:
Accounts payable	56
Deferred tax liability (3)	3,007
Net assets acquired	$16,610
(1)

The acquired intangible asset is finite lived, represents developed technology, and has an estimated useful life of 14 years. The determination of the fair value of the finite-lived intangible asset required management judgment and the consideration of a number of factors. In determining the fair value, management primarily relied on a multi-period excess earnings valuation methodology. This methodology required the use of estimates, including projected revenues related to the particular asset; its obsolescence rate; royalty, margin, and discount rates; and certain published or readily available industry benchmark data. In establishing the estimated useful life of the acquired intangible asset, the Company relied primarily on the duration of the cash flows utilized in the valuation model.

(2)	Goodwill represents the expected synergies from combining Emission with Quanterix as well as the value of the acquired workforce. The goodwill is not deductible for income tax purposes.
(3)	Recorded in other non-current liabilities on the Consolidated Balance Sheets.

Due to the timing of the acquisition in the first quarter of 2025, the purchase price allocation set forth above is preliminary. The Company continues to obtain the information to complete the purchase price allocation and will record adjustments, if any, during the measurement period subsequent to the acquisition date. Only facts and circumstances that existed as of the acquisition date are considered for subsequent adjustment.

The operating results of Emission have been included in the Company’s financial statements since the acquisition date and are not material to the Company’s consolidated financial results.

Acquisition costs related to the Emission transaction were not material for the three months ended March 31, 2025.

Call Option Agreement

In connection with the closing of the acquisition of Emission, the Company entered into a call option agreement (the “Option Agreement”), in which the Emission selling shareholders have the right to repurchase all of the outstanding capital stock of Emission for $10.0 million after five years if Emission’s revenues do not exceed $5.0 million in any one year during such five-year period. If the Emission selling shareholders exercise the right to repurchase Emission, the Company will retain a perpetual, fully-paid, irrevocable license to all Emission intellectual property required to continue to manufacture and commercialize the Company’s products.

The Company determined that the call option is embedded in the purchased shares of Emission and does not require separate accounting unless exercised.

Note 4. Goodwill and Intangible Assets

Goodwill represents the amount an acquisition’s purchase price exceeds the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed. Goodwill is not amortized; however it is required to be tested for impairment annually at the reporting unit level. Testing for impairment is also required on an interim basis if events or circumstances indicate it is more likely than not that an impairment loss has been incurred.

A reporting unit is defined as an operating segment or a component of an operating segment to the extent discrete financial information is available that is reviewed by segment management. The Company has determined it has one reporting unit.

Absent an event that indicates a specific impairment may exist, the Company has selected October 1 as the date for performing its annual goodwill impairment test. The impairment test is first performed at the reporting unit level using a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value, and an impairment loss is recognized in amount equal to this excess.

Subsequent to the acquisition of Emission, the Company performed an interim impairment test as of March 31, 2025, utilizing a qualitative assessment to determine if it was more likely than not that the fair value of the Company’s reporting unit was less than its carrying value, and concluded that no impairment existed. Additionally, as of March 31, 2025 the Company had no accumulated goodwill impairment losses.

Changes in the carrying amount of goodwill are as follows (in thousands):

Total Goodwill
Balance as of December 31, 2024	$—
Acquisition of Emission	6,574
Balance as of March 31, 2025	$6,574

Acquired intangible assets consisted of the following (in thousands, except useful life and weighted average life amounts):

		As of March 31, 2025
	Estimated			Cumulative		Weighted Average
	Useful	Gross Carrying	Accumulated	Translation	Net Carrying	Life Remaining
	Life (in years)	Value	Amortization	Adjustment	Value	(in years)
Know-how	8.5	$13,000	$(8,131)	$(980)	$3,889	2.8
Developed technology	7.0 - 14.0	14,350	(1,877)	—	12,473	13.8
Customer relationships	8.5 - 10	1,360	(1,194)	(8)	158	2.8
Non-compete agreements	5.5	340	(314)	(26)	—	—
Trade names	3	50	(50)	—	—	—
Total		$29,100	$(11,566)	$(1,014)	$16,520

		As of December 31, 2024
	Estimated			Cumulative		Weighted Average
	Useful	Gross Carrying	Accumulated	Translation	Net Carrying	Life Remaining
	Life (in years)	Value	Amortization	Adjustment	Value	(in years)
Know-how	8.5	$13,000	$(7,057)	$(2,093)	$3,850	3.0
Developed technology	7	1,650	(1,645)	—	5	0.1
Customer relationships	8.5 - 10	1,360	(1,166)	(18)	176	3.1
Non-compete agreements	5.5	340	(285)	(55)	—	—
Trade names	3	50	(50)	—	—	—
Total		$16,400	$(10,203)	$(2,166)	$4,031

The Company recorded amortization expense of $0.6 million and $0.4 million for the three months ended March 31, 2025 and 2024, respectively.

Future estimated amortization expense is as follows (amounts in thousands):

As of March 31, 2025
2025	$1,801
2026	2,381
2027	2,358
2028	909
2029	907
Thereafter	8,164
Total amortization expense	$16,520

Note 5. Revenue and Related Matters

Revenue from Contracts with Customers

The Company’s customers primarily consist of entities engaged in life sciences research that pursue the development of novel therapies and diagnostics for a variety of neurologic, oncologic, cardiovascular, and infectious diseases, and through the identification and measurement of protein biomarkers associated with diseases. The Company’s customer base includes pharmaceutical, biotechnology, contract research organizations, academic, and government institutions.

Disaggregated Revenue

The following table disaggregates the Company’s revenue from contracts with customers by geography, based on the location products and services are consumed, and revenue type (in thousands):

	Three Months Ended March 31, 2025				Three Months Ended March 31, 2024
	North America	EMEA	Asia Pacific	Total	North America	EMEA	Asia Pacific	Total
Product revenue:
Instruments	$813	$362	$1,448	$2,623	$408	$1,269	$869	$2,546
Consumable and other products	10,918	4,849	2,349	18,116	10,297	4,299	2,528	17,124
Total	$11,731	$5,211	$3,797	$20,739	$10,705	$5,568	$3,397	$19,670

Service revenue:
Research services	$5,006	$329	$266	$5,601	$5,762	$2,802	$127	$8,691
Service-type warranties	1,509	893	192	2,594	1,637	852	194	2,683
Other services	362	202	4	568	318	248	27	593
Total	$6,877	$1,424	$462	$8,763	$7,717	$3,902	$348	$11,967

Collaboration and license revenue:	$771	$—	$—	771	$155	$—	$—	155
Total	$771	$—	$—	$771	$155	$—	$—	$155

For the three months ended March 31, 2025 and 2024, no customer accounted for more than 10% of the Company’s total revenues. As of March 31, 2025 and December 31, 2024, no customer accounted for more than 10% of the Company’s gross accounts receivable.

Contract Assets

There were no contract assets as of March 31, 2025 or December 31, 2024.

Deferred Revenue

During the three months ended March 31, 2025 and 2024, the Company recognized $2.5 million and $2.7 million of revenue, respectively, related to its deferred revenue balance at January 1 of each such period.

Remaining Performance Obligations

As of March 31, 2025, the aggregate amount of transaction prices allocated to performance obligations that were not yet satisfied, or were partially satisfied, was $10.2 million. Of this amount, $9.1 million is expected to be recognized as revenue in the next 12 months, with the remainder expected to be recognized thereafter. The $10.2 million primarily consists of amounts billed for undelivered services related to initial and extended service-type warranties and research services.

Costs to Obtain a Contract

Changes in costs to obtain a contract were as follows (in thousands):

	2025	2024
Balance as of December 31	$292	$288
Capitalization of costs to obtain a contract	46	97
Recognition of costs to obtain a contract	(140)	(95)
Balance as of March 31	$198	$290

The Company evaluates potential impairment of these amounts at each balance sheet date and no impairments were recorded during the three months ended March 31, 2025 and 2024.

Grant Revenue

All of the Company’s grant revenue is generated within North America.

NIH Grant

On September 21, 2022, the Company and the National Institutes of Health (the “NIH”), an agency of the U.S. Department of Health and Human Services, entered into a contract (the “NIH Grant”) with a total award value of $1.7 million. The NIH granted the Company funding in support of the development of certain point-of-care diagnostic technologies through collaborative efforts. Grant funding is to be used solely for activities related to the point-of-care diagnostic device development project and the contract period runs through August 2025. Receipt of the award value occurs throughout the term of the contract period and after the Company submits for reimbursement of activities related to the grant. As of March 31, 2025, the Company had received $1.5 million of the total award value.

During the three months ended March 31, 2025 and 2024, grant revenue recognized and research and development expenses incurred were not material.

Note 6. Allowance for Credit Losses

The change in the allowance for expected credit losses on accounts receivable is summarized as follows (in thousands):

	2025	2024
Balance as of December 31	$1,042	$454
Provision for expected credit losses	186	176
Write-offs and recoveries collected	(133)	(103)
Balance as of March 31	$1,095	$527

Note 7. Marketable Securities

All of the Company’s marketable securities are classified as available-for-sale. The amortized cost, gross unrealized gains, gross unrealized losses, and fair value of the Company’s marketable securities, by major security type, were as follows (in thousands):

	As of March 31, 2025
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$—	$—	$—	$—
U.S. Treasuries	79,348	46	(33)	79,361
U.S. Government agency bonds	69,320	40	(54)	69,306
Corporate bonds	55,451	97	—	55,548
Total marketable securities	$204,119	$183	$(87)	$204,215

Marketable securities are recorded in the following Consolidated Balance Sheets captions:
Cash and cash equivalents				$13,846
Marketable securities				190,369
Total marketable securities				$204,215

	As of December 31, 2024
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$1,494	$—	$—	$1,494
U.S. Treasuries	61,891	19	(53)	61,857
U.S. Government agency bonds	93,987	89	(98)	93,978
Corporate bonds	74,937	148	(1)	75,084
Total marketable securities	$232,309	$256	$(152)	$232,413

Marketable securities are recorded in the following Consolidated Balance Sheets captions:
Marketable securities				232,413
Total marketable securities				$232,413

The following tables show the fair value and gross unrealized losses of the Company’s marketable securities, with unrealized losses that are not deemed to be other-than-temporary, aggregated by major security type and length of time that the individual securities have been in a continuous unrealized loss position (in thousands):

	Less Than 12 Months
As of March 31, 2025	Fair Value	Unrealized Losses
Commercial paper	$—	$—
U.S. Treasuries	50,362	(33)
U.S. Government agency bonds	37,561	(54)
Corporate bonds	5,459	—
Total	$93,382	$(87)

	Less Than 12 Months
As of December 31, 2024	Fair Value	Unrealized Losses
U.S. Treasuries	$35,085	$(53)
U.S. Government agency bonds	32,148	(98)
Corporate bonds	7,415	(1)
Total	$74,648	$(152)

The Company did not have any individual securities in a continuous loss position for greater than 12 months, and there were no individual securities that were in a significant unrealized loss position as of March 31, 2025. For marketable securities in an unrealized loss position, the Company does not intend to sell them, it is not more likely than not that the Company will be required to sell them before recovery of their amortized cost bases, and the unrealized losses are not credit related. Accordingly, the Company has not recorded any impairment losses or a credit loss allowance.

During the first quarter of 2025, the Company sold $8.3 million of marketable securities. Realized gains related to the sale were not material.

At March 31, 2025 and December 31, 2024, the Company had $1.5 million and $1.6 million, respectively, of accrued interest receivable on its marketable securities.

The following table summarizes the contractual maturities of the Company’s marketable securities (in thousands):

	As of March 31, 2025		As of December 31, 2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$164,508	$164,591	$197,141	$197,306
Due in one to two years	39,611	39,624	35,168	35,107
Total	$204,119	$204,215	$232,309	$232,413

Note 8. Fair Value of Financial Instruments

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis (in thousands):

			Significant other	Significant unobservable
		Quoted prices in active	observable inputs	inputs
As of March 31, 2025	Total	markets (Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash equivalents: (1)
Money market funds	$43,535	$43,535	$—	$—
Commercial paper	—	—	—	—
U.S. Treasuries	13,846	—	13,846	—
Total cash equivalents	57,381	43,535	13,846	—
Marketable securities:
Commercial paper	—	—	—	—
U.S. Treasuries	65,515	—	65,515	—
U.S. Government agency bonds	69,306	—	69,306	—
Corporate bonds	55,548	—	55,548	—
Total marketable securities	190,369	—	190,369	—
Total financial assets	$247,750	$43,535	$204,215	$—

Financial liabilities:
Contingent consideration (2)	6,991	—	—	6,991
Total financial liabilities	$6,991	$—	$—	$6,991

			Significant other	Significant unobservable
		Quoted prices in active	observable inputs	inputs
As of December 31, 2024	Total	markets (Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash equivalents: (1)
Money market funds	$44,426	$44,426	$—	$—
Total cash equivalents	44,426	44,426	—	—
Marketable securities:
Commercial paper	1,494	—	1,494	—
U.S. Treasuries	61,857	—	61,857	—
U.S. Government agency bonds	93,978	—	93,978	—
Corporate bonds	75,084	—	75,084	—
Total marketable securities	232,413	—	232,413	—
Total financial assets	$276,839	$44,426	$232,413	$—
(1)	Included in cash and cash equivalents on the Consolidated Balance Sheets.
(2)	Earnout 2 included in the acquisition of Emission (refer to Note 3 - Acquisitions) requires additional consideration to be paid to the selling shareholders based on the amount and timing of certain performance targets over a five year period ending December 31, 2029. Monte-Carlo simulations were used to determine the fair value, including the following significant unobservable inputs:

projected revenue, a risk adjusted discount rate, and revenue volatility. Increases or decreases in the inputs would have resulted in a higher or lower fair value measurement. The range of outcomes payable is zero to $50.0 million. The fair value of the contingent consideration is recorded in accrued expenses and other current liabilities and non-current portion of contingent consideration on the Consolidated Balance Sheets.

Cash equivalents and marketable securities classified as Level 2 financial assets are initially valued at their purchase price and subsequently valued at the end of each reporting period utilizing third party pricing services or other observable data. The pricing services utilize industry standard valuation methods, including both income and market-based approaches, and observable market inputs to determine the fair value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates, and other industry and economic events.

The following table presents the changes in the Company’s Level 3 financial instruments measured at fair value on a recurring basis:

Level 3 Liabilities
Balance as of December 31, 2024	$—
Acquisition of Emission - Earnout 2 (1)	6,612
Change in fair value of contingent consideration (2)	379
Balance as of March 31, 2025	$6,991
(1)	Refer to Note 3 - Acquisitions.
(2)

The change in fair value subsequent to the acquisition date was due to the passage of time and is recorded in change in fair value of contingent consideration on the Consolidated Statements of Operations.

Nonrecurring Fair Value Measurements

The Company has a non-marketable equity investment in a privately held entity. Since there is minimal market activity or other financial information available to determine the fair value of the shares held by Quanterix, this investment is considered a Level 3 financial asset.

Pursuant to ASC 321 - Investments - Equity Securities, the Company uses the measurement alternative for equity investments without readily determinable fair values and recognizes its equity investment at cost, less any impairment, adjusted for any observable price changes in orderly transactions. The shares received were valued at $0.8 million upon receipt, primarily using the third-party purchase price of similar interests. Changes in the inputs and assumptions used would have resulted in a higher or lower fair value measurement.

The Company’s non-marketable equity investment contains certain restrictions related to the sale or transfer of the securities. The restrictions are in place indefinitely and cannot lapse.

During the three months ended March 31, 2025, the Company did not record any fair value adjustments to its non-marketable equity investment. To date, the cumulative fair value adjustments have not been material. As of March 31, 2025 and December 31, 2024, the carrying value of the non-marketable equity investment was $0.8 million, and is recorded in other non-current assets on the Consolidated Balance Sheets. Refer to Note 17 - Variable Interest Entities for the Company’s evaluation of investments in other entities under the VIE guidance.

Other Fair Value Disclosures

During the three months ended March 31, 2025 and 2024, the Company did not transfer financial assets between levels of the fair value hierarchy. Additionally, there have been no changes to the valuation techniques for Level 2 or Level 3 financial assets.

Note 9. Inventory

Inventory, net of inventory reserves, consisted of the following (in thousands):

	March 31, 2025	December 31, 2024
Raw materials	$6,219	$7,215
Work in process	9,140	7,980
Finished goods	15,669	17,580
Total inventory	$31,028	$32,775

Note 10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 31, 2025	December 31, 2024
Accrued professional services	$4,208	$4,897
Accrued royalties	1,250	1,361
Accrued tax liabilities	1,082	1,018
Other accrued expenses	6,774	1,575
Total accrued expenses and other current liabilities	$13,314	$8,851

Note 11. Stockholders’ Equity

The following tables summarize the changes in equity during the three months ended March 31, 2025 and 2024, respectively (amounts in thousands):

				Accumulated other		Total
	Common Stock		Additional	comprehensive	Accumulated	stockholders’
	Shares	Amount	paid-in capital	income (loss)	deficit	equity
Balance at December 31, 2024	38,573	$39	$803,160	$(3,080)	$(470,081)	$330,038
Issuance of common stock under stock plans, net of tax and payments	228	—	138	—	—	138
Stock-based compensation expense	—	—	5,462	—	—	5,462
Unrealized losses on marketable securities, net of tax	—	—	—	(8)	—	(8)
Foreign currency translation, net of tax	—	—	—	1,267	—	1,267
Net loss	—	—	—	—	(20,504)	(20,504)
Balance at March 31, 2025	38,801	$39	$808,760	$(1,821)	$(490,585)	$316,393

				Accumulated other		Total
	Common Stock		Additional	comprehensive	Accumulated	stockholders’
	Shares	Amount	paid-in capital	income (loss)	deficit	equity
Balance at December 31, 2023	38,014	$38	$783,142	$(1,672)	$(431,550)	$349,958
Issuance of common stock under stock plans, net of tax and payments	274	—	599	—	—	599
Stock-based compensation expense	—	—	5,265	—	—	5,265
Unrealized losses on marketable securities, net of tax	—	—	—	(607)	—	(607)
Foreign currency translation, net of tax	—	—	—	(674)	—	(674)
Net loss	—	—	—	—	(11,163)	(11,163)
Balance at March 31, 2024	38,288	$38	$789,006	$(2,953)	$(442,713)	$343,378

Note 12. Stock-Based Compensation

Stock Options

Stock option activity for the three months ended March 31, 2025 is presented below (in thousands, except per share and contractual life amounts):

			Weighted-average
		Weighted-average	remaining
	Number of	exercise price per	contractual	Aggregate
	options	share	life (in years)	intrinsic value
Outstanding at December 31, 2024	3,563	$19.94	7.7	$678
Granted	2,300	8.49
Exercised	(4)	3.12
Forfeited/expired	(47)	15.20
Outstanding at March 31, 2025	5,812	$15.46	8.4	$73
Exercisable at March 31, 2025	1,839	$21.38	6.5	$47
Vested and expected to vest at March 31, 2025	5,812	$15.46	8.4	$73

Restricted Stock Units

Restricted stock unit (“RSU”) activity for the three months ended March 31, 2025 is presented below (in thousands, except per share amounts):

		Weighted-average
		grant date fair
	Number of shares	value per share
Unvested at December 31, 2024	1,115	$18.55
Granted	1,059	8.58
Vested	(180)	21.62
Forfeited	(26)	15.49
Unvested at March 31, 2025	1,968	$12.94

Employee Stock Purchase Plan (“ESPP”)

During the three months ended March 31, 2025, employees purchased 102 thousand shares of the Company’s common stock pursuant to the 2017 Employee Stock Purchase Plan.

Stock-Based Compensation Expense

Stock-based compensation expense was recorded in the following categories on the Consolidated Statements of Operations (in thousands):

	Three Months Ended March 31,
	2025	2024
Cost of product revenue	$311	$281
Cost of service and other revenue	309	308
Research and development	591	543
Selling, general and administrative	4,251	4,133
Total stock-based compensation expense	$5,462	$5,265

As of March 31, 2025, total unrecognized stock-based compensation expense related to unvested RSUs and stock options was $57.0 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.9 years.

Note 13. Net Loss Per Share

The following table presents the computation of basic and diluted net loss per share (in thousands, except per share data):

	Three Months Ended March 31,
	2025	2024
Numerator:
Net loss	$(20,504)	$(11,163)
Denominator:
Weighted average common shares outstanding, basic and diluted	38,718	38,126

Net loss per share, basic and diluted	$(0.53)	$(0.29)

As the Company was in a net loss position for all periods listed in the table below, the following common share equivalents (calculated on a weighted average basis) were excluded from the calculation of diluted net loss per share (in thousands):

	Three Months Ended March 31,
	2025	2024
Stock options	5,018	3,520
RSUs	1,688	1,497
Estimated ESPP purchases	8	19
Total dilutive shares	6,714	5,036

Note 14. Income Taxes

The Company’s effective tax rates were 12.4% and (1.6)% for the three months ended March 31, 2025 and 2024, respectively. The effective tax rate in 2025 is higher than 2024 due to a non-recurring benefit of $3.0 million relating to the release of a portion of the Company’s valuation allowance due to taxable temporary differences recorded as part of the Emission acquisition, which are a source of income to realize certain pre-existing federal and state deferred tax assets. The income tax provision and effective tax rate is driven primarily by a valuation allowance in the United States, partially offset by income taxes in foreign jurisdictions.

The Company maintains a valuation allowance on the majority of its deferred tax assets, and it has concluded that it is more likely than not that the deferred assets will not be utilized.

Note 15. Commitments and Contingencies

Purchase Commitments

The Company’s non-cancellable purchase commitments primarily consist of purchases of raw materials for manufacturing operations under annual and multi-year agreements, some of which have minimum quantity requirements. As of March 31, 2025, the Company’s total purchase commitments under these agreements were $1.6 million.

License Agreements

Eli Lilly and Company

In February 2022, the Company and Eli Lilly and Company (“Lilly”) entered into a Technology License Agreement (the “Lilly License”) under which Lilly granted a non-exclusive license to Lilly’s proprietary p-Tau 217 antibody technology for use by the Company in research use only products, services, and future in vitro diagnostics (“IVD”) applications within the field of Alzheimer’s disease. Pursuant to the Lilly License, the Company paid an upfront fee, is required to make milestone payments based on the achievement of predetermined regulatory and commercial events, and will pay royalties on net sales of licensed products.

Harvard University

In August 2022, the Company and Harvard University (“Harvard”) entered into an exclusive license agreement (the “Harvard License Agreement”) for certain intellectual property owned by Harvard. Pursuant to the Harvard License Agreement, the Company

paid an upfront fee of $0.6 million and is required to pay Harvard low single-digit royalties on net sales of products and services using the licensed technology, as well as a portion of its applicable sublicense revenues. The Company incurred no royalty expense under the Harvard License Agreement for the three months ended March 31, 2025 and 2024.

Refer to Note 16 - Related Party Transactions for a discussion of a related party relationship with Harvard.

Tufts University

In June 2007, the Company and Tufts University (“Tufts”) entered into a license agreement (the “Tufts License Agreement”) for certain intellectual property owned by Tufts. The Tufts License Agreement, which was subsequently amended, is exclusive and sub-licensable, and will continue in effect on a country-by-country basis as long as there is a valid claim of a licensed patent in a country. The Company is required to pay license and maintenance fees that are creditable against royalties, in addition to low single-digit royalties on direct sales and services, and a royalty on sublicense income. The Company incurred royalty expenses related to the Tufts License Agreement of $0.4 million and $0.5 million during the three months ended March 31, 2025 and 2024, respectively, which were recorded in cost of product revenue on the Consolidated Statements of Operations.

Refer to Note 16 - Related Party Transactions for a discussion of a related party relationship with Tufts.

Legal Contingencies

The Company is subject to claims in the ordinary course of business; however, the Company is not currently a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect on its financial condition or results of operations.

Leases

The undiscounted future lease payments for non-cancelable operating leases were as follows (in thousands):

Maturity of lease liabilities	As of March 31, 2025
2025 (remainder)	$5,546
2026	7,535
2027	7,733
2028	7,923
2029	8,143
Thereafter	7,614
Total lease payments	44,494
Less: imputed interest	8,087
Total operating lease liabilities	$36,407

During the three months ended March 31, 2025, the Company did not enter into any material leases.

Note 16. Related Party Transactions

In January 2025, prior to the acquisition of Emission (refer to Note 3 - Acquisitions), the Company entered into agreements with two entities to continue development work on certain future products for Quanterix. The owners of each of these entities were selling shareholders of Emission. At March 31, 2025, the Company did not have any open payable balances with these entities and the Company did not incur any expenses during the three months ended March 31, 2025.

In June 2007, the Company entered into the Tufts License Agreement for certain intellectual property owned by Tufts (refer to Note 15 - Commitments and Contingencies). A member of the Company’s Board of Directors was previously affiliated with Tufts and continues to receive compensation from Tufts on a formulaic basis based on royalties and license payments the Company makes to Tufts. At March 31, 2025 and December 31, 2024, open payable balances to Tufts were not material.

In August 2022, the Company entered into the Harvard License Agreement for certain intellectual property owned by Harvard (refer to Note 15 - Commitments and Contingencies). Harvard is required to pay a portion of the payments received from the Company under the Harvard License Agreement to a member of the Company’s Board of Directors. The same member of the Company’s Board of Directors is also affiliated with Mass General Brigham. Revenue recorded from sales of products and services to Harvard and Mass General Brigham was $0.3 million for both the three months ended March 31, 2025 and 2024. Cost of product revenue and operating expenses with Harvard and Mass General Brigham were not material for the three months ended March 31, 2025 and 2024, respectively. At March 31, 2025 and December 31, 2024, open payables to Harvard and Mass General Brigham were not material. Open receivables balances were $0.6 million March 31, 2025 and were not material at December 31, 2024.

Note 17. Variable Interest Entities

The Company enters into relationships with, or has investments in, other entities that may be VIEs. The Company assesses the criteria in ASC 810 - Consolidation to determine if any such entities meet the definition of a VIE and require consolidation into its financial statements. Based on the Company’s assessments, it does not have any controlling financial interests in any VIE, and therefore did not consolidate any VIE into its Consolidated Financial Statements during the three months ended March 31, 2025 and 2024.

As of March 31, 2025 and December 31, 2024, the carrying value of the Company’s investment in a VIE was $0.8 million. Refer to Note 8 - Fair Value of Financial Instruments for the Company’s related valuation disclosures. Maximum exposure to losses related to the VIE is limited to its carrying value and the Company does not have any future funding commitments to the VIE.

Note 18. Segment Reporting

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker (“CODM”), in deciding how to allocate resources and assess performance. The Company’s CODM is the chief executive officer, who reviews the Company’s operations and manages its business as a single operating segment as of March 31, 2025.

The Company’s proprietary digital “Simoa” detection technology is used across all parts of the business to derive revenues through the sale of instruments, consumables, Accelerator Laboratory, and LDT services, and warranties. The Company’s accounting policies apply in the same manner across the business.

The Company utilizes consolidated net loss as the measure of segment profitability (loss) as required by ASU 2023-07. The CODM uses this measure, along with the significant revenue and expense lines included in the table below, when analyzing the Company’s operations and performance and determining how to allocate resources. These measures are consistently used by the CODM in comparing budgeted results versus actuals, in determining when or where to invest resources into specific areas of the business, and for decisions on strategic initiatives.

The following table presents the reconciliation of significant segment information reviewed by the CODM to consolidated net loss:

	Three Months Ended March 31,
	2025	2024
Revenues:
Revenue from contracts with customers	$30,273	$31,792
Grant revenue	60	274
Total revenues	30,333	32,066

Less:
Costs of goods sold and services, including shipping and handling costs	15,495	15,660
Certain operating expenses, excluding shipping and handling costs (1)	40,916	30,639
Other segment items (2)	(5,574)	(3,070)
Consolidated net loss	$(20,504)	$(11,163)
(1)	Expenses consist of research and development and selling, general and administrative expenses from the Consolidated Statements of Operations and exclude shipping and handling costs.
(2)

Other segment items represent discrete events, non-recurring transactions, or insignificant items that are not used by the CODM to evaluate the Company’s performance or allocate resources, and include:

a. Other lease costs - amortization of operating lease right-of-use assets and other facility operating expenses from leased facilities the Company is not using;

b. Interest income - interest earned on cash, cash equivalents, and marketable securities, and the accretion of discounts on marketable securities;

c. Other income (expense), net - gains and losses on foreign currency, and other non-recurring items that are not a part of the Company’s core business operations; and

d. Income tax benefit (expense) - income taxes related to federal, state, and foreign jurisdictions in which the Company conducts business.

The CODM reviews usage of cash, cash equivalents, and marketable securities as part of evaluating the Company’s performance but does not review or evaluate any other assets.

There have been no changes to the methods used to determine segment profit or loss, or the significant segment captions, across any of the periods presented.

Note 19. Subsequent Events

Restructuring and Related Costs

On May 12, 2025, the Company announced a plan to reduce operating costs and preserve cash, a part of which will be realized through a reduction in force. The Company expects to incur expenses of approximately $1.5 million related to the reduction in force, substantially all of which will be cash expenditures incurred in 2025 for severance.

Agreement to Acquire Akoya Biosciences, Inc.

On January 9, 2025, the Company entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Akoya Biosciences, Inc., a Delaware corporation (“Akoya”), and Wellfleet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Quanterix (“Merger Sub”), to acquire Akoya. Akoya is based in Marlborough, Massachusetts and is a life sciences technology company delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Spatial phenotyping refers to technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in understanding of disease progression and patient response to therapy. The transaction is part of the Company’s plans to establish the first fully integrated technology ecosystem to identify and measure biomarkers across tissue and blood, expand its technology offerings into oncology and immunology, and expand its portfolio of lab service offerings.

Under the Original Merger Agreement, each share of common stock, par value $0.00001 per share, of Akoya (the “Akoya Common Stock”) outstanding immediately prior to the merger was to be converted into the right to receive 0.318 (the “Original Exchange Ratio”) of a fully paid and nonassessable share of common stock, par value $0.001 per share, of the Company (the “Quanterix Common Stock”) and, if applicable, cash in lieu of fractional shares. In addition, each restricted stock unit in respect of shares of Akoya Common Stock (“Akoya RSUs”) and each option to acquire shares of Akoya Common Stock (“Akoya Options”) that was outstanding immediately prior to the merger was to be automatically converted into a number of restricted stock units and options to acquire shares of Quanterix Common Stock, respectively, based on the Original Exchange Ratio.

On April 28, 2025, the Company, Merger Sub and Akoya, entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”) that amends and restates the Original Merger Agreement in its entirety, pursuant to which, Merger Sub will merge with and into Akoya (the “Merger”), with Akoya surviving as a wholly owned subsidiary of the Company. Under the A&R Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Akoya Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive (a) 0.1461 (the “Exchange Ratio”) of a share of Quanterix Common Stock (the “Per Share Stock Consideration”) and, if applicable, cash in lieu of fractional shares, and (b) $0.38 in cash, without interest (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Merger Consideration”).

Under the A&R Merger Agreement, immediately prior to the Effective Time:

●	Each Akoya RSU that is outstanding and unvested (each, a “Rollover RSU”) will automatically be converted into the right to receive the Per Share Merger Consideration upon vesting. Each Rollover RSU shall otherwise remain subject to the same terms and conditions, including vesting, as were applicable immediately prior to the Effective Time.
●	Each Akoya RSU that is outstanding and vested immediately prior to the Effective Time will receive the Per Share Merger Consideration.
●	Each Akoya Option that is outstanding will, if unvested, become vested, and (a) if the per share exercise price is equal to or greater than the value of the Per Share Merger Consideration, will automatically terminate and be cancelled for no consideration; and (b) if the per share exercise price is less than the value of the Per Share Merger Consideration, will automatically terminate and be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of a number of shares of Akoya Common Stock determined assuming a synthetic cashless exercise of such Akoya Options as determined based on the aggregate excess of the per share exercise price of such Akoya Options divided by the value of the Per Share Merger Consideration.

The A&R Merger Agreement provides that, (i) the aggregate number of shares of Company Common Stock to be issued by the Company pursuant to the Merger (including shares issuable vesting of Rollover RSUs after the Effective Time) will not exceed 19.99% of the issued and outstanding shares of Company Common Stock immediately prior to the Effective Time and (ii) the aggregate cash consideration to be paid by the Company (including cash payable upon vesting of Rollover RSUs after the Effective Time) will not exceed $20.0 million. If any of such limits were to be exceeded, the Exchange Ratio and the Per Share Cash Consideration, as the case may be, would be reduced, with a corresponding increase in the other component (to the extent such increase does not exceed the limitations described in the foregoing sentence).

The closing of the Merger is subject to a number of conditions, including: (i) approval of the Merger by Akoya stockholders; (ii) the effectiveness of the registration statement on Form S-4 filed with the SEC in connection with the Merger (after the filing of any required post-effective amendment as may be necessary in order to reflect the revised terms of the Merger as contemplated in the A&R Merger Agreement); (iii) the absence of any order issued or entered, or any law enacted or promulgated having the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger; (iv) the Company’s submission to Nasdaq of a notification of shares of the Company Common Stock to be issued in connection with the Merger; (v) performance by each party of its respective obligations under the A&R Merger Agreement; and (vi) the absence of a material adverse effect with respect to each of Akoya and Quanterix.

Securities Purchase Agreement

On April 2, 2025, the Company and Akoya entered into a securities purchase agreement, as amended on April 28, 2025 (the “Securities Purchase Agreement”) with Akoya, pursuant to which Akoya will issue and sell to the Company from time to time, in a private placement, one or more convertible promissory notes having an aggregate principal amount of up to $30.0 million (the “Convertible Notes”). Akoya may draw on the Convertible Notes between June 15, 2025 and the earlier of (a) the closing of the Merger and (b) August 31, 2025 if the A&R Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the closing of the Merger occurs on or prior to June 15, 2025, Akoya may not draw on the Convertible Notes.

Any Convertible Notes issued under the Securities Purchase Agreement will mature on the earliest to occur of (i) the 91st day following the earlier of (a) November 1, 2027 and (b) the date that Akoya’s indebtedness under the Credit and Security Agreement, dated October 27, 2020, by and among Akoya, Midcap Financial Trust, as a lender and as agent (“MidCap”), and the other lenders named therein (the “Akoya Existing Loan Agreement”) is repaid in full and all commitments under such documents have been terminated and (ii) subject to the terms of the Subordination Agreement (as defined below), any acceleration of the Convertible Notes. Any Convertible Note issued under the Securities Purchase Agreement will bear interest at a rate per annum equal to the SOFR interest rate plus an applicable margin specified in the Convertible Note to, but excluding, the date of repayment or conversion of the Convertible Note. Interest on the Convertible Notes will be paid in arrears on the first day of each month and on the maturity date of the Convertible Notes. Subject to the terms of the Subordination Agreement, any interest payments will be made exclusively to the Company in cash.

If drawn, the Convertible Notes will be convertible at the election of the Company during the period beginning on the date, if any, that the A&R Merger Agreement is terminated and ending on the maturity date of the Convertible Notes into shares of Akoya Common Stock, at a conversion price based on the Exchange Ratio and the volume weighted average price of the Quanterix Common Stock for the 10 consecutive trading days ending on the trading day prior to the entry into the A&R Merger Agreement, subject to adjustment.

The Convertible Notes prohibit conversion if it would result in the issuance of more than 19.99% of Akoya Common Stock in the aggregate prior to obtaining stockholder approval. The Convertible Notes will also contain customary anti-dilution provisions to adjust the conversion price from time to time based upon certain issuances of securities by Akoya. The Securities Purchase Agreement contains customary representations and warranties and events of default as well as certain operating covenants applicable to Akoya until the closing of the transaction contemplated by the Merger.

Registration Rights Agreement

At such time as Akoya draws any funds and thereby issues any Convertible Notes, Akoya and the Company will enter into a registration rights agreement, pursuant to which, among other things, Akoya must prepare and file with the SEC no later than August 13, 2025 a registration statement with respect to the resale of shares of Akoya Common Stock issuable upon conversion of the Convertible Notes.

Subordination Agreement

At such time as Akoya draws any funds and thereby issues any Convertible Notes, the Company, Akoya and MidCap will enter into a subordination agreement (the “Subordination Agreement”), pursuant to which the Company and Akoya will agree, among other things, that the Convertible Notes will be subordinate to any debt outstanding and obligations owing under the Akoya Existing Loan Agreement.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Akoya Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akoya Biosciences, Inc. and its subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2019.

Boston, Massachusetts

March 17, 2025

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	$11,779	$83,125
Marketable securities	23,261	—
Accounts receivable, net	13,779	16,994
Inventories, net	24,321	17,877
Prepaid expenses and other current assets	3,592	3,794
Total current assets	76,732	121,790
Property and equipment, net	7,203	10,729
Restricted cash	686	699
Demo inventory, net	1,336	893
Intangible assets, net	14,559	17,412
Goodwill	18,262	18,262
Operating lease right of use assets, net	4,255	8,365
Financing lease right of use assets, net	1,525	1,562
Other assets	447	657
Total assets	$125,005	$180,369
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$8,759	$11,776
Accrued expenses and other current liabilities	10,848	13,433
Current portion of operating lease liabilities	2,674	2,681
Current portion of financing lease liabilities	609	767
Deferred revenue	6,554	6,688
Total current liabilities	29,444	35,345
Deferred revenue, net of current portion	3,063	3,193
Long-term debt, net of debt discount	76,182	75,254
Deferred tax liability, net	129	38
Operating lease liabilities, net of current portion	3,988	6,238
Financing lease liabilities, net of current portion	693	766
Contingent consideration liability, net of current portion	3,871	5,765
Other liabilities	40	—
Total liabilities	117,410	126,599
Stockholders’ equity:
Preferred Stock, $0.00001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	—	—
Common Stock, $0.00001 par value; 500,000,000 shares authorized at December 31, 2024 and December 31, 2023; 49,572,122 and 49,117,738 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	2	2
Additional paid in capital	293,022	283,839
Accumulated deficit	(285,436)	(230,071)
Accumulated other comprehensive income	7	—
Total stockholders’ equity	7,595	53,770
Total liabilities and stockholders’ equity	$125,005	$180,369

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except share & per share data)

	Year ended
	December 31,	December 31,
	2024	2023
Revenue:
Product revenue	$53,027	$67,410
Service and other revenue	28,645	29,223
Total revenue	81,672	96,633
Cost of goods sold:
Cost of product revenue	22,039	25,778
Cost of service and other revenue	11,755	14,550
Total cost of goods sold	33,794	40,328
Gross profit	47,878	56,305
Operating expenses:
Selling, general and administrative	69,317	87,363
Research and development	19,745	24,974
Change in fair value of contingent consideration	(512)	1,636
Impairment	2,971	—
Restructuring	3,087	—
Total operating expenses	94,608	113,973
Loss from operations	(46,730)	(57,668)
Other income (expense):
Interest expense	(10,429)	(8,761)
Interest income	2,506	3,489
Other expense, net	(566)	(343)
Loss before provision for income taxes	(55,219)	(63,283)
Provision for income taxes	(146)	(40)
Net loss	$(55,365)	$(63,323)
Net loss per share attributable to common stockholders, basic and diluted	$(1.12)	$(1.43)
Weighted-average shares outstanding, basic and diluted	49,418,535	44,434,570

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year ended
	December 31,	December 31,
	2024	2023
Net loss	$(55,365)	$(63,323)
Other comprehensive income:
Unrealized gain on marketable securities	7	6
Total other comprehensive income	7	6
Comprehensive loss	$(55,358)	$(63,317)

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	(Loss) Income	Equity
Balance at December 31, 2022	38,288,188	$2	$225,333	$(166,748)	$(6)	$58,581
Exercise of stock options	694,626	—	346	—	—	346
Vesting of restricted stock units	129,924	—	(94)	—	—	(94)
Sale of common stock in underwritten offering, net of costs	10,005,000	—	47,817	—	—	47,817
Net loss	—	—	—	(63,323)	—	(63,323)
Other comprehensive income	—	—	—	—	6	6
Stock-based compensation	—	—	10,437	—	—	10,437
Balance at December 31, 2023	49,117,738	$2	$283,839	$(230,071)	$—	$53,770
Exercise of stock options	180,356	—	91	—	—	91
Vesting of restricted stock units	274,028	—	(214)	—	—	(214)
Net loss	—	—	—	(55,365)	—	(55,365)
Other comprehensive income	—	—	—	—	7	7
Stock-based compensation	—	—	9,306	—	—	9,306
Balance at December 31, 2024	49,572,122	$2	$293,022	$(285,436)	$7	$7,595

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended
	December 31,	December 31,
	2024	2023
Operating activities
Net loss	$(55,365)	$(63,323)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,654	8,890
Non-cash interest expense	928	727
Stock-based compensation expense	9,306	10,437
Deferred taxes	4	(51)
Change in fair value of contingent consideration	(512)	1,636
Credit losses on accounts receivable	915	—
Net accretion of marketable securities	(1,659)	(5)
Operating lease right of use assets	2,041	2,420
Provision for excess and obsolete inventories	3,499	2,848
Impairment	2,971	—
Changes in operating assets and liabilities:
Accounts receivable, net	2,300	(7,265)
Prepaid expenses and other assets	533	2,257
Inventories, net	(9,859)	(6,332)
Accounts payable	(3,017)	1,148
Accrued expenses and other liabilities	(1,321)	(3,481)
Operating lease liabilities	(2,257)	(2,293)
Deferred revenue	(264)	1,488
Net cash used in operating activities	(44,103)	(50,899)
Investing activities
Purchases of property and equipment	(2,456)	(3,653)
Purchase of marketable securities	(104,293)	—
Sales of marketable securities	11,898	—
Maturities of marketable securities	70,800	7,000
Net cash (used in) provided by investing activities	(24,051)	3,347
Financing activities
Sale of common stock in underwritten offering, net of costs	—	47,967
Proceeds from stock option exercises	91	346
Settlement of restricted stock units for tax withholding obligations	(214)	(94)
Principal payments on financing leases	(1,022)	(676)
Proceeds from debt	—	11,250
Payments of debt issuance costs	—	(33)
Payments of deferred offering costs	(150)	(207)
Payments of contingent consideration	(1,910)	(1,709)
Net cash (used in) provided by financing activities	(3,205)	56,844
Net (decrease) increase in cash, cash equivalents, and restricted cash	(71,359)	9,292
Cash, cash equivalents, and restricted cash at beginning of year	83,824	74,532
Cash, cash equivalents, and restricted cash at end of year	$12,465	$83,824
Supplemental disclosures of cash flow information
Cash paid for interest	$9,178	$7,650
Cash paid for income taxes	$91	$56
Supplemental disclosures of non-cash activities
Right-of-use asset obtained in exchange for lease liabilities	$790	$914
Unpaid offering costs related to sale of common stock in underwritten offering	$—	$150
Purchases of property and equipment included in accounts payable and accrued expenses	$112	$697

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(1) The company and basis of presentation

Description of business

Akoya Biosciences, Inc. (“Akoya” or the “Company”) is a life sciences technology company, founded on November 13, 2015 as a Delaware corporation with operations based in Marlborough, Massachusetts, delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Spatial biology refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Through Akoya’s PhenoCycler (formerly CODEX) and PhenoImager (formerly Phenoptics) platforms, reagents, software and services, the Company offers end-to-end solutions to perform tissue analysis and spatial phenotyping across the full continuum from discovery through translational and clinical research and diagnostics.

On September 28, 2018, the Company acquired the commercial QPS division of Perkin Elmer, Inc. (“PKI”), subsequently known as Revvity, Inc. (“Revvity”), for multiplex immunofluorescence, with the aim of providing consumers with a full suite of end-to-end solutions for high parameter tissue analysis. The QPS technology offers pathology solutions for cancer immunology and immunotherapy research, including advanced multiplex immunochemistry staining kits, multispectral imaging and whole side scanning instruments, and image analysis software. The Company’s combined portfolio of complementary technologies aims to fuel groundbreaking advancements in cancer immunology, immunotherapy, neurology and a wide range of other applications. The Company sells into three main regions across the world: North America, APAC, and EMEA.

Liquidity and going concern

The Company is subject to a number of risks similar to other newly commercial life sciences companies, including, but not limited to, its ability to develop and achieve market acceptance of its products and potential products, successfully compete with its competitors, protect its proprietary technology, and raise additional capital when and as needed.

At December 31, 2024, the Company had cash, cash equivalents, and marketable securities of $35,040 and an accumulated deficit of $285,436. The Company has incurred losses since its inception and has used cash from operations of $44,103 during the year ended December 31, 2024. The future success of the Company is dependent on its ability to successfully commercialize its products, successfully launch future products, obtain additional capital, if necessary, and ultimately attain profitable operations. The Company has funded its operations primarily through its preferred stock issuances, debt financing arrangements, and through the sale of shares of the Company’s common stock. The Company completed its initial public offering of the Company’s common stock in April of 2021 (the “IPO”) and completed a follow-on public offering of the Company’s common stock in June of 2023, as further described in Note 9 – Stockholders’ equity. There can be no assurance that additional financings will be available to the Company or that the Company will become profitable.

As discussed in Note 19 – Subsequent events, in January of 2025, the Company entered into an Agreement and Plan of Merger with Quanterix Corporation (the “Merger Agreement” or the “Merger”), which is not yet consummated as of the date of the filing of this Annual Report. In the event that the Merger is not consummated, based on the Company’s current operating plan, the Company does not expect to maintain compliance with its financial covenants at March 31, 2025, under its debt financing with Midcap Financial Trust (the “Midcap Trust Term Loan”). In such event, the Company would intend to seek a waiver, refinance the outstanding borrowings or otherwise mitigate these concerns with Midcap Financial Trust or another lender. There can be no assurance that a waiver will be granted or that the Company will be able to refinance the amounts outstanding, and in such an event, the lender may exercise any and all of its rights and remedies provided for under the Midcap Trust Term loan.

As a result of these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months following the date that these consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

(2) Summary of significant accounting policies

Principles of consolidation

The Company’s financial statements have been prepared in conformity with GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Akoya Biosciences UK Ltd. (“Akoya UK”). All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency remeasurement

Akoya UK’s subsidiary’s activities are recorded in British Pound Sterling and are remeasured using the United States Dollar as the functional currency. The balance sheet is remeasured into U.S. dollars at the exchange rate as of the balance sheet date. Revenues, expenses, and cash flows are remeasured at average rates during each reporting period. Net exchange gains and losses resulting from the remeasurement of the United Kingdom subsidiary balances are charged directly to operations and are included in other income (expense), net and were determined to be immaterial for the years ended December 31, 2024 and 2023.

Foreign exchange transaction gains and losses are included in other income (expense), net in the accompanying consolidated statements of operations and were determined to be immaterial for the years ended December 31, 2024 and 2023.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company utilizes certain estimates in the determination of the fair value of its stock options, valuation of inventory, the useful lives of property and equipment, revenue recognition, determining the fair value of intangible assets, marketable securities, accrued expenses, income tax accounting, the value of purchase consideration paid and identifiable assets acquired and assumed in acquisitions, contingent consideration, goodwill and intangible asset impairment review, and other contingencies. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ from such estimates.

Reclassifications

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. The Company maintains its cash deposits, which generally exceed federally insured limits, with large financial institutions and, accordingly, the Company believes their cash and cash equivalents are subject to minimal credit risk.

Cash, cash equivalents, and restricted cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company records cash and cash equivalents as restricted when it is unable to freely use such cash and cash equivalents for general operating purposes. As of December 31, 2024 and 2023, restricted cash is recorded as long term and consists of a security deposit in a financial institution that is restricted from use as collateral for our letter of credit associated with our office and laboratory space in Marlborough, Massachusetts (Note 17 - Leases), as well as cash restricted from use for the Company’s corporate credit card program.

Accounts receivable

The Company’s accounts receivable consists of amounts due from sales to commercial customers. The Company is exposed to credit losses primarily through sales of products and services. The Company’s expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of customers’ trade accounts receivable. Due to the short-term nature of such receivables, the estimated accounts receivable that may not be collected is based on aging of the accounts receivable balances.

The Company evaluates contract terms and conditions, country, and political risk, and may require prepayment to mitigate risk of loss. Specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company monitors changes to the receivables balance on a timely basis, and balances are written off as they are determined to be uncollectable after all collection efforts have been exhausted.

The Company does not require collateral. As of December 31, 2024, the Company’s accounts receivable balance was $13,779, net of $960 of allowance for credit losses. The following table provides a roll-forward of the allowance for credit losses for the years ended December 31, 2024 and 2023, respectively, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected.

Balance at December 31, 2022	$45
Change in provision	—
Balance at December 31, 2023	45
Change in provision	915
Balance at December 31, 2024	$960

Inventories, net

Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of its inventories, which includes amounts related to materials, direct labor and manufacturing overhead, using the average cost method. The Company analyzes its inventory levels on each reporting date for excess and obsolete inventory. The Company’s analysis requires judgment and is based on factors including, but not limited to, recent historical activity, anticipated or forecasted demand for its products, and market conditions. The Company writes down any excess and obsolete inventories to their realizable value in the period in which the impairment is first identified. Shipping and handling costs incurred for inventory purchases are capitalized and recorded upon sale within the cost of goods sold in the consolidated statements of operations.

Inventories, net consisted of the following:

	December 31,	December 31,
	2024	2023
Raw materials	$3,510	$2,089
Finished goods	20,811	15,788
Total inventories, net	$24,321	$17,877

Fair value measurements

Certain assets and liabilities are reported on a recurring basis at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The hierarchy defines three levels of valuation inputs:

Level 1 — Quoted unadjusted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all observable inputs and significant value drivers are observable in active markets.

Level 3 — Model derived valuations in which one or more significant inputs or significant value drivers are unobservable, including assumptions developed by the Company.

The fair value hierarchy prioritizes valuation inputs based on the observable nature of those inputs. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability (Note 4 – Fair value of financial instruments).

For certain financial instruments, including accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses, the carrying amounts approximate their fair values as of December 31, 2024 and 2023 because of their short-term nature. At December 31, 2024 and 2023, the carrying value of the Company’s debt approximated fair value.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Demo inventory

Demo inventory is considered a hybrid between fixed asset and regular inventory as the Company occasionally sells the demo product to customers upon request. Potential customers and key opinion leaders use demo inventory in the field for a trial period and on occasion purchase the inventory within a few months of usage. Demo inventory that is not purchased by the potential customer or key opinion leader is returned to the Company. Demo inventory is recorded at cost and depreciated over their estimated useful lives using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to demo inventory. Upon sale, Demo inventory, if and when sold, is recorded as product revenue and the remaining carrying value is booked through cost of goods sold.

Business combinations – intangible assets and contingent consideration

The Company bases the fair value of identifiable intangible assets acquired in a business combination on detailed valuations that use information and assumptions provided by management, which consider management’s best estimates of inputs and assumptions that a market participant would use. The Company’s intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 15 years.

For those arrangements which arise from a business combination that involve potential future contingent consideration, the Company records on the date of acquisition a liability equal to the fair value of the estimated additional consideration the Company may be obligated to make in the future. The Company re-measures this liability each reporting period and records changes in the fair value through changes in fair value of contingent consideration within the Company’s consolidated statements of operations. The Company records amounts currently due as it relates to contingent consideration within accrued expenses. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life or probability of achieving regulatory or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

Impairment of long-lived assets and goodwill

The Company evaluates its long-lived assets, including finite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Examples of such triggering events applicable to the Company’s assets include, but are not limited to, a significant decrease in the market price of a long-lived asset or asset group, a current-period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group, or adverse industry or economic trends. If any indicator of impairment exists, the Company would then assess the recoverability of the affected long-lived assets by determining whether the carrying value of the asset group can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company would estimate the asset group’s fair value using future discounted cash flows associated with the use of the asset group and adjust the carrying value of the asset group accordingly. The Company determined that their history of negative operating losses and negative operating cash flows triggered an impairment assessment during the years ended December 31, 2024 and 2023. The Company completed the impairment analysis and concluded that its long-lived assets were not impaired as of December 31, 2024 and 2023.

The Company tests goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Events or changes in circumstances that could affect the likelihood that the Company will be required to recognize an impairment charge include, but are not limited to, declines in the Company’s stock price or market capitalization, economic downturns and other macroeconomic events, declines in the Company’s market share or revenues, or significant litigation. The Company performs its annual impairment review of goodwill at November 1 (and if and when triggering events occur between annual impairment tests). Upon completion of its quantitative assessment as of November 1, 2024, the Company has concluded that goodwill is not impaired.

Debt issuance costs

Debt issuance costs represent fees paid to or on behalf of the Company’s lenders to obtain debt financing. Debt issuance costs are recorded as a discount of the related debt. The costs are accreted over the term of the debt through interest expense using the straight line method which approximates the effective interest method.

Revenue recognition

The Company follows ASC 606, Revenue from Contracts with Customers (“ASC 606”).

The Company generates revenue from the sale and installation of instruments, related warranty services, reagents, software (both company-owned and with third parties), and laboratory services. Pursuant to ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these goods and services.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of Topic 606, the Company performs the following five steps: (i) identification of the customer contract; (ii) identification of the performance obligations; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

The Company evaluates all promised goods and services within a customer contract and determines which of those are separate performance obligations. This evaluation includes an assessment of whether the good or service is capable of being distinct and whether the good or service is separable from other promises in the contract. Promised goods or services are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract.

Most of the Company’s contracts with customers contain multiple performance obligations (i.e., sale of an instrument and warranty services). For these contracts, the Company accounts for individual performance obligations separately if they are distinct (i.e. capable of being distinct and separable from other promises in the contract). The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Excluded from the transaction price are sales tax and other similar taxes which are presented on a net basis.

In order to determine the stand-alone selling price, the Company conducts a periodic analysis to determine whether various goods or services have an observable stand-alone selling price as well as to identify significant changes to current stand-alone selling prices. If the Company does not have an observable stand-alone selling price for a particular good or service, then the stand-alone selling price for that particular good or service is estimated using an approach that maximizes the use of observable inputs. The Company’s process for determining stand-alone selling price requires judgment and considers multiple factors that are reasonably available and maximizes the use of observable inputs that may vary over time depending upon the unique facts and circumstances related to each performance obligation. The Company believes that this method results in an estimate that represents the price the Company would charge for the product offerings if they were sold separately.

Taxes, such as sales, value-added and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

Product Revenue

Product revenue is generated by the sale of instruments and consumable reagents predominantly through the Company’s direct sales force in the United States and in geographic regions outside the United States. The Company generally does not offer product return or exchange rights (other than those relating to defective goods under warranty) or price protection allowances to its customers. When an instrument is purchased by a customer, the Company recognizes revenue when the related performance obligation is satisfied (i.e. when the control of an instrument has passed to the customer). Revenue from the sale of consumables is recognized upon shipment to the customer. The Company’s perpetual software licenses generally have significant stand-alone functionality to the customer upon delivery and are considered to be functional intellectual property. The Company’s perpetual software licenses are considered distinct performance obligations, and revenue allocated to the software license is typically recognized upon provision of the license/software code to the customer (i.e., when the software is available for access and download by the customer).

Service and Other Revenue

Product sales of instruments include a service-based warranty typically for one year following the installation of the purchased instrument, with an extended warranty which generally have terms ranging from one to four additional years. These are separate performance obligations as they are service-based warranties and are recognized on a straight-line basis over the service delivery period. After completion of the service period, customers have an option to renew or extend the warranty services, typically for additional one-year periods in exchange for additional consideration. The extended warranties are also service-based warranties that represent separate purchasing decisions. The Company recognizes revenue allocated to the extended warranty performance obligation on a straight-line basis over the service delivery period. Revenue from separately charged installation services is recognized upon completion of the installation process. Additionally, the Company provides laboratory services, in which revenue is recognized as services are performed. For laboratory services, the Company generally uses the output method to measure the extent of progress towards completion of the performance obligation. For companion diagnostic development, the Company generally uses the cost-to-cost approach to measure the extent of progress towards completion of the performance obligation because the Company believes it best depicts the transfer of assets to the customer. Under the output method, the extent of progress towards completion is measured based on the value of the services transferred to date relative to the remaining services promised under the contract. Under the cost-to-cost measure approach, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred. The Company records shipping and handling billed to customers as service and other revenue and the related costs in cost of service and other revenue in the consolidated statements of operations.

In June 2022, the Company entered into a Companion Diagnostic Agreement (the “Acrivon Agreement”) with Acrivon Therapeutics, Inc. (“Acrivon”) to co-develop, validate, and commercialize Acrivon’s OncoSignature® test. On December 4, 2023, the Company amended the Acrivon Agreement, which expanded the scope of work and increased total development milestone payments to an aggregate of $17,250. Such amendment was accounted for as a modification to the existing contract. The Company is entitled to be paid through an upfront payment and at the achievement of certain developmental, commercial, and FDA milestones during the development, that could aggregate to $17,850. On October 25, 2024, the Company entered into the Fourth Amendment to the Acrivon Agreement with Acrivon, which added additional milestone payments totaling $3,000. In connection with such amendment, the Company granted a license of certain intellectual property to Acrivon. Such amendment was accounted for as a separate contract, as the Company concluded the contract modification was for additional goods and services that are distinct and at their standalone selling price. The $3,000 of consideration was recognized as point in time revenue in the fourth quarter of 2024. A portion of milestone payments from the Acrivon Agreement have been received from June 2022 through December 31, 2024.

The Acrivon Agreement is in the scope of ASC 606, Revenue from Contracts with Customers. The Company concluded that the Acrivon Agreement contains one performance obligation for certain development services, since the underlying elements are inputs to a single development service and are not distinct within the context of the contract. Additional development services in the Acrivon Agreement were deemed to be an option, due to certain contingencies with significant uncertainty. The Company will recognize revenue over time for the transaction price in an amount proportional to the expenses incurred and the total estimated expenses to satisfy its performance obligation.

The costs incurred by the Company under this arrangement are included as research and development expenses in the Company’s consolidated statements of operations as these costs are related to the development of new services and technology to be owned and offered by the Company.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by type of products, and between instrument warranty and service and other revenue, as it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The following table disaggregates the Company’s revenue by major source:

	Year ended
	December 31, 2024	December 31, 2023
Revenue
Product revenue
Instruments	$23,829	$42,095
Consumables	28,258	24,134
Standalone software products	940	1,181
Total product revenue	$53,027	$67,410
Service and other revenue
Service and other revenue	$17,277	$18,929
Instrument warranty	11,368	10,294
Total service and other revenue	$28,645	$29,223
Total revenue	$81,672	$96,633

Significant Judgments

The Company’s contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together requires significant judgment. Once the Company determines the performance obligations, the Company determines the transaction price, which includes estimating the amount of variable consideration, based on the most likely amount, to be included in the transaction price, if any. The Company then allocates the transaction price to each performance obligation in the contract based on a relative standalone selling price method. The corresponding revenue is recognized as the related performance obligations are satisfied as discussed in the revenue categories above.

Judgment is required to determine the standalone selling price for each distinct performance obligation. The Company determines standalone selling price based on the price at which the performance obligation in the contract (i.e. instrument, service warranty, installation) would be sold separately. As the first-year warranty for each instrument is embedded in the instrument price, the amount allocated to the first-year warranty has been determined based on the separately identifiable price of the Company’s extended warranty offering when it is sold on a renewal basis.

If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and the expected costs and margin related to the performance obligations. Contracts in which only one performance obligation is identified (i.e., consumables and standalone software products) do not require allocation of the transaction price.

Contract Assets and Liabilities

The Company’s contract assets consist of revenues recognized, but not yet invoiced to customers for lab services, companion diagnostic development, and instruments. The Company classifies contract assets in accounts receivable. Contract assets are classified as current or noncurrent based on timing of when the Company expects to invoice the customer. The Company recorded $4,023, $1,276, and $595 in contract assets at December 31, 2024, 2023, and 2022 respectively. The Company’s accounts receivable balance was $13,779, $16,994, and $9,729 at December 31, 2024, 2023, and 2022, respectively.

The Company’s contract liabilities consist of upfront payments for service-based warranties on instrument sales, as well as lab services. The Company classifies contract liabilities associated with service-based warranties in deferred revenue, and contract liabilities associated with lab services in accrued expenses. Contract liabilities are classified as current or noncurrent based on the timing of when the Company expects to service the warranty, or complete the lab services contract. At December 31, 2024, the Company recorded contract liabilities of $10,581, including $6,554 in deferred revenue, $3,063 in deferred revenue, net of current portion, and $964 in accrued expenses. At December 31, 2023, the Company recorded contract liabilities of $10,977, including $6,688 in deferred revenue, $3,193 in deferred revenue, net of current portion, and $1,096 in accrued expenses. At December 31, 2022, the Company recorded contract liabilities of $12,045, including $6,279 in deferred revenue, $2,114 in deferred revenue, net of current portion, and $3,652 in accrued expenses. During the years ended December 31, 2024 and 2023, the Company recognized $7,123 and $9,032 of revenue, respectively, that was included as a contract liability as of December 31, 2023 and 2022, respectively.

Cost to Obtain and Fulfill a Contract

Under ASC 606, the Company is required to capitalize certain costs to obtain customer contracts and costs to fulfill customer contracts. These costs are required to be amortized to expense on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates, compared to previously being expensed as incurred. As a practical expedient, the Company recognizes any incremental costs to obtain a contract as an expense when incurred if the amortization period of the asset is one year or less. Capitalizable costs to obtain contracts, such as commissions, and costs to fulfill customer contracts were determined to be immaterial for the years ended December 31, 2024 and 2023.

Cost of goods sold

Cost of product revenue includes the cost of materials, direct labor, and manufacturing overhead costs used in the manufacture of products sold to customers.

Cost of service and other revenue consists of personnel, facility costs associated with operating our laboratory testing on behalf of the customers, costs related to instrument maintenance, servicing equipment, training customers at customer sites, freight, other direct costs, and overhead.

Research and development costs

Costs incurred in the research and development of the Company’s potential products are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including activities associated with performing services under research revenue arrangements, costs associated with the manufacture of developing products and include salaries and benefits, stock compensation, research related facility and overhead costs, laboratory supplies, equipment and contract services, and depreciation of property and equipment and amortization of intangibles.

Capitalized software development costs

Since the Company sells standalone licensed software products to its customers, the Company applies guidance related to accounting for the costs of such software to be sold, leased or otherwise marketed in accordance with ASC 985-20, Costs of Software to be Sold, Leased, or Marketed, or ASC 985-20. Such guidance requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Costs eligible for capitalization under ASC 985-20 during the years ended December 31, 2024 and 2023 were $0 and $746, respectively, and were recorded as an intangible asset on our December 31, 2024 and 2023 consolidated balance sheets.

We account for costs to develop or obtain internal-use software in accordance with ASC 350-40, Internal-Use Software, or ASC 350-40. We also account for costs of significant upgrades and enhancements resulting in additional functionality under ASC 350-40. Costs incurred for maintenance, training, and minor modifications or enhancements are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Development costs related to internal-use software were immaterial during the years ended December 31, 2024 and 2023.

Advertising expenses

The cost of advertising, marketing and media is expensed as incurred. For the years ended December 31, 2024 and 2023, advertising costs totaled $1,234 and $2,334, respectively.

Deferred offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation these costs are recorded in stockholders’ equity ratably as a reduction of additional paid in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed as a charge to operating expenses. As of December 31, 2024, $331 of deferred offering costs were included in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2023, $331 of deferred offering costs were included in other assets in the accompanying consolidated balance sheet.

Stock-based compensation

The Company records stock-based compensation for awards granted to employees, non-employees, and to members of the Board for their services on the Board based on the grant date fair value of awards issued, and the expense is recorded on a straight-line basis over the requisite service period, which is generally four years.

The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of stock options. The use of the Black-Scholes-Merton option-pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. The expected term was determined according to the simplified method, which is the average of the vesting tranche dates and the contractual term. Due to the lack of company-specific historical and implied volatility, the Company bases its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded, in combination with the Company’s historical volatility. For these analyses, companies with comparable characteristics are selected, including enterprise value and position within the industry, and with historical price information sufficient to meet the expected life of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the Company’s and the selected companies’ shares during the equivalent period of the calculated expected term of its stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility of its own stock price becomes available. The risk-free interest rate is determined by reference to the U.S. Treasury zero-coupon issues with remaining maturities similar to the expected term of the options. The Company has not paid, and does not anticipate paying, cash dividends on shares of common stock; therefore, the expected dividend yield is assumed to be zero.

For restricted stock units (“RSUs”) issued under the Company’s stock-based compensation plans, the fair value of each grant is calculated based on the Company’s stock price on the date of grant.

The Company has elected to account for forfeitures as they occur; any compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition will be reversed in the period of the forfeiture.

Refer to Note 10 – Stock compensation plans for further details on the Company’s stock-based compensation plans.

Income taxes

The Company provides for income taxes using the liability method. The Company provides deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company’s financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets and liabilities are recorded net as long term. A valuation allowance is provided to reduce the deferred tax assets to the amount that will more likely than not be realized.

The Company applies ASC 740 Income Taxes (“ASC 740”) in accounting for uncertainty in income taxes. The Company has identified an uncertain tax position, however this uncertain tax position has not created a liability for the years ending December 31, 2024 and 2023 as the reserve has been applied against the asset. The Company will recognize interest and penalties related to uncertain tax positions, if any, in income tax expense.

Commitments and contingencies

Indemnification obligations

The Company has entered into indemnification agreements with its officers and directors that require the Company to indemnify such individuals for certain events or occurrences while each such officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make is, in many cases, unlimited. The Company has directors’ and officers’ liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

The Company leases office and laboratory space under operating leases. The Company has standard indemnification arrangements under the leases that require it to indemnify the landlords against all costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation or nonperformance of any covenant or condition of the Company’s leases.

In the ordinary course of business, the Company enters into agreements with certain customers, suppliers and business partners where the Company has certain indemnification obligations limited to the costs, expenses, fines, suits, claims, demands, liabilities and actions directly resulting from the Company’s gross negligence or willful misconduct, and in certain instances, infringement by the Company of third-party intellectual property and/or breaches, violations or nonperformance by the Company of covenants or conditions under the agreements.

As of December 31, 2024 and 2023, the Company had not experienced any material losses related to these indemnification obligations, and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. Management considers the likelihood of loss related to an asset, or the incurrence of a liability, as well as its ability to reasonably estimate the amount of the loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired, or a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required. Refer to Note 13 – Commitments and contingencies for the details of the Company’s contingencies.

Legal proceedings

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are no claims or actions pending against the Company currently, the ultimate disposition of which would have a material adverse effect on the Company’s consolidated results of operation, financial condition or cash flows.

Net loss per share attributable to common stockholders

Basic and diluted net loss per common share outstanding is determined by dividing net loss by the weighted average common shares outstanding during the period. For purposes of the diluted net loss per share calculations, stock options, and unvested restricted stock units, are considered to be potentially dilutive securities, but are excluded from the diluted net loss per share because their effect would be anti-dilutive and therefore basic and diluted net loss per share were the same for all periods presented.

Comprehensive loss

Components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. Other comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net loss and other comprehensive income are reported net of any related tax effect to arrive at comprehensive loss. Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders which for the years ended December 31, 2024 and 2023 consist of unrealized gain on marketable securities.

Marketable securities

Marketable securities represent holdings of available-for-sale marketable debt securities in accordance with the Company’s investment policy. Short-term marketable securities mature within one year from the balance sheet date while long-term marketable securities mature after one year. Investments in marketable securities are recorded at fair value, with any unrealized gains and losses reported within accumulated other comprehensive (loss) income as a separate component of stockholders’ equity until realized or until a determination is made that an other-than-temporary decline in market value has occurred. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are reflected as a component of interest income. Interest on securities sold is determined based on the specific identification method and reflected as interest income. Any realized gains or losses on the sale of investment are reflected as realized (loss) gain on investments.

Recent accounting standards

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (Jobs Act). The Jobs Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to avail itself of this extended transition period and, as a result, the Company will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Recently adopted accounting standards

In November 2023, the FASB issued ASC Update No. 2023-07, Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures. This update enhances reportable segment disclosure requirements by requiring public entities to provide disclosures of significant segment expenses and other segment items, as well as disclosures about a reportable segment’s profit or loss and assets that are currently required annually in interim periods. The new standard is effective for the Company’s annual financial statements for the period beginning on January 1, 2024. The Company adopted ASC 2023-07 on December 31, 2024. The adoption of ASC 2023-07 resulted in enhanced disclosures as included in Note 15 - Segments.

Recently issued but not yet adopted accounting standards

In December 2023, the FASB issued ASC Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances income tax disclosure requirements by requiring public entities to provide additional information in its tax rate reconciliation and additional disclosures about income taxes paid. The update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance and the amendments in this update should be applied prospectively, but entities have the option to apply it retrospectively. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of this standard on its disclosure of consolidated statement of operations.

(3) Significant risks and uncertainties including business and credit concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, and receivables. The Company’s cash equivalents are held by large, credit worthy financial institutions. Marketable securities consist of short-term investments. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. Deposits in these banks generally exceed federally insured limits. To date, the Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Accounts receivable are recorded net of an allowance for credit losses. The allowance for credit losses is developed using historical collection experience, current and future economic and market conditions, and a review of the status of customers’ accounts receivable. The Company had an allowance for credit losses of $960 and $45 at December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, one customer accounted for 12% of revenue. For the year ended December 31, 2023, no single customer accounted for more than 10% of revenue. One customer accounted for 27% and 12% of accounts receivable at December 31, 2024 and 2023, respectively.

(4) Fair value of financial instruments

The Company measures the following financial liabilities at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during any of the periods presented.

The following tables set forth the Company’s financial assets and liabilities carried at fair value categorized using the lowest level of input applicable to each financial instrument as of December 31, 2024 and 2023:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash equivalents	$8,124	$8,124	$—	$—
U.S Treasury securities	20,783	—	20,783	—
Commercial paper	2,478	—	2,478	—
Total Assets	$31,385	$8,124	$23,261	$—

Liabilities:
Contingent consideration – Long term portion	$3,871	$—	$—	$3,871
Total Liabilities	$3,871	$—	$—	$3,871

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash equivalents	$76,844	$76,844	$—	$—
Total Assets	$76,844	$76,844	$—	$—

Liabilities:
Contingent consideration – Long term portion	$5,765	$—	$—	$5,765
Total Liabilities	$5,765	$—	$—	$5,765

The following is a summary of cash equivalents, and marketable securities as of December 31, 2024 and 2023:

	December 31, 2024
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Cash equivalents	$8,124	$—	$—	$8,124
Marketable securities (due in one year or less):
U.S Treasury securities	20,776	7	—	20,783
Commercial paper	2,478	—	—	2,478
Total marketable securities due in one year or less	23,254	7	—	23,261
Total cash equivalents and marketable securities	$31,378	$7	$—	$31,385

	December 31, 2023
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Cash equivalents	$76,844	$—	$—	$76,844
Total cash equivalents	$76,844	$—	$—	$76,844

The Company held one debt security at December 31, 2024 classified as a marketable security with an original maturity date greater than three months that was in an unrealized loss position for less than twelve months. The fair market value of this security was $2,478. The Company evaluated its securities for other-than-temporary impairments based on quantitative and qualitative factors. The Company considered the decline in market value for this security to be primarily attributable to current economic and market conditions. It is not more likely than not that the Company will be required to sell this security, and the Company does not intend to sell this security before the recovery of its amortized cost basis. Based on its analysis, the Company does not consider this investments to be other-than-temporarily impaired as of December 31, 2024.

The Company had no material realized gains or losses on its available-for-sale securities for the years ended December 31, 2024 and 2023. There were no other-than-temporary impairments recognized for the years ended December 31, 2024 and 2023.

The Company’s recurring fair value measurements using Level 3 inputs relate to the Company’s contingent consideration liability. In those circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments the Company expects to make as of the acquisition date. The Company re-measures this liability each reporting period and records changes in the fair value through changes in fair value of contingent consideration on the Company’s consolidated statements of operations. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue.

The recurring Level 3 fair value measurements of the Company’s contingent consideration liability include the following significant unobservable inputs:

	Fair Value	Fair Value
	as of	as of
	December 31,	December 31,	Valuation	Unobservable
Contingent Consideration Liability	2024	2023	Technique	Inputs
Revenue-based Payments	$3,871	$5,765	Discounted Cash Flow Analysis under the Income Approach	Revenue discount factor, discount rate

(5) Property and equipment, net

Property and equipment consists of the following:

	Estimated Useful	December 31,	December 31,
	Life (Years)	2024	2023
Furniture and fixtures	7	$378	$474
Computers, laptop and peripherals	5	5,193	5,173
Laboratory equipment	5	7,734	8,869
Leasehold improvements	Shorter of the lease life or 7	5,245	5,876
Total property and equipment		18,550	20,392
Less: Accumulated depreciation		(11,347)	(9,663)
Property and equipment, net		$7,203	$10,729

For the three months ended March 31, 2024, the Company recorded $902 in impairment related to leasehold improvements, furniture and fixtures, and laboratory equipment associated with its exit of office and laboratory space in Menlo Park, California. Please refer to Note 17 – Leases for further discussion. There was no impairment related to property and equipment for the year ended December 31, 2023.

Depreciation expense relating to property and equipment charged to operations was $2,691 and $2,894 for the years ended December 31, 2024 and 2023, respectively. Depreciation expense relating to property and equipment charged to cost of sales was $483 and $486 for the years ended December 31, 2024 and 2023, respectively.

Demo inventory consists of the following:

	Estimated	December 31,	December 31,
	Life (Years)	2024	2023
Demo inventory – gross	3	$5,152	$4,284
Less: Accumulated depreciation		(3,816)	(3,391)
Demo inventory, net		$1,336	$893

Depreciation expense relating to demo equipment charged to operations was $808 and $1,286 for the years ended December 31, 2024 and 2023, respectively.

(6) Intangible assets

Intangible assets as of December 31, 2024 are summarized as follows:

		Accumulated		Useful Life
	Cost	Amortization	Net	(in years)
Customer relationships	$11,800	$(4,921)	$6,879	15
Developed technology	8,300	(4,327)	3,973	12
Licenses	213	(187)	26	15
Trade names and trademarks	6,300	(4,205)	2,095	12
Capitalized software	3,377	(1,791)	1,586	5
Total intangible assets	$29,990	$(15,431)	$14,559

Intangible assets as of December 31, 2023 are summarized as follows:

		Accumulated		Useful Life
	Cost	Amortization	Net	(in years)
Customer relationships	$11,800	$(4,134)	$7,666	15
Developed technology	8,300	(3,635)	4,665	12
Licenses	213	(183)	30	15
Trade names and trademarks	6,300	(3,378)	2,922	12
Capitalized software	3,377	(1,248)	2,129	5
Total intangible assets	$29,990	$(12,578)	$17,412

Total amortization expense was $2,853 and $3,382 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the amortization expense related to identifiable intangible assets in future periods is expected to be as follows:

2025	$2,853
2026	2,822
2027	1,956
2028	1,761
2029	1,608
Thereafter	3,559
Total	$14,559

(7) Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,
	2024	2023
Payroll and compensation	$4,414	$7,074
Current portion of contingent consideration	1,382	1,911
Inventory purchases	319	609
Customer deposits	964	1,096
Accrued interest	741	711
Accrued legal	1,369	116
Other accrued expenses	1,659	1,916
Total accrued expenses and other current liabilities	$10,848	$13,433

(8) Debt

Term Loan Agreements

In October 2020, the Company entered into a debt financing arrangement with Midcap Financial Trust (the “Midcap Trust Term Loan”), for a $37,500 credit facility, consisting of a senior, secured term loan. The Company received $32,500 in aggregate proceeds as a result of the debt financing.

The Midcap Trust Term Loan initially provided for an interest only term for 36 months followed by 24 months of straight-line amortization. Interest on the outstanding balance of the Midcap Trust Term Loan was originally to be payable monthly in arrears at an annual rate of one-month LIBOR plus 6.35%, subject to a LIBOR floor of 1.50%. Under the original terms of the loan, at the time of final payment, the Company would be required to pay Midcap Financial Trust a final payment fee of 5.00% of the amount borrowed under the Midcap Trust Term Loan. Additionally, the original terms of the Midcap Trust Term Loan provided that if the loan was prepaid prior to the end of the term, the Company would be required to pay to Midcap Financial Trust a fee as compensation for the costs of being prepared to make funds available in an amount determined by multiplying the amount being prepaid by (i) three percent (3.00%) in the first year, two percent, (2.00%) in the second year and one percent (1.00%) in the third year and thereafter.

On March 21, 2022, the Company entered into Amendment No. 1 to the Midcap Trust Term Loan, which amended certain provisions to permit certain additional debt and capital leases.

On June 1, 2022, the Company entered into Amendment No. 2 (“Amendment No. 2”) to the Midcap Trust Term Loan, which permitted the draw of a second tranche of $10,000, and a third tranche of $10,000, which were drawn on June 1, 2022, and September 30, 2022, respectively. Amendment No. 2 also delayed the amortization start dates for the outstanding loan amounts from November 1, 2023 until April 1, 2025, at which point the Company would be required to repay the principal amounts in seven equal monthly installments until the maturity date. Finally, Amendment No. 2 amended the interest rate payable on the term loan to apply an interest rate equal to the Secured Overnight Financing Rate (“SOFR”) rate (with a floor of 1.61448%) plus 6.35%. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged. In connection with Amendment No. 2, the Company agreed to pay a $75 commitment fee as well as a 0.25% fee upon the funding of each of the second tranche and third tranche amounts. The Company accounted for Amendment No. 2 as a modification pursuant to ASC 470-50.

On November 7, 2022, the Company entered into Amendment No. 3 (“Amendment No. 3”) to the Midcap Trust Term Loan, which permitted the draw of two additional tranches, each totaling $11,250, which were drawn on November 7, 2022, and December 22, 2023, respectively. Amendment No. 3 also delayed the amortization start dates for the outstanding loan amounts from April 1, 2025 until December 1, 2025 (subject to further extension upon certain conditions), at which point the Company would be required to repay the principal amounts in equal monthly installments until the new maturity date of November 1, 2027, which was extended pursuant to Amendment No. 3. In addition, Amendment No. 3 amended the interest rate payable on the term loan to apply an interest rate equal to the SOFR rate (with a floor of 2.50%) plus 6.80%, and reset the call protection to begin as of November 7, 2025. Finally, Amendment No. 3 provided for a commitment fee of $74 that was paid on November 7, 2022 on the new tranche amounts and an exit fee of 4.75%. As part of Amendment No. 3, the Company paid $779 for the accrued amount of the final payment fee. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged. The Company accounted for Amendment No. 3 as a modification pursuant to ASC 470-50.

In July 2024, the Company entered into Amendment No. 4 (“Amendment No. 4”) to the Midcap Trust Term Loan, which amended certain affirmative financial covenants.

In November 2024, the Company entered into Amendment No. 5 (“Amendment No. 5”) to the Midcap Trust Term Loan, effective as of September 30, 2024, which amends certain affirmative financial covenants. Amendment No. 5 also extends the interest only period from December 1, 2025 until March 1, 2026 (subject to further extension upon certain conditions), at which point the Company must repay the principal amounts in equal monthly installments until the maturity date of November 1, 2027. Finally, Amendment No. 5 increases the exit fee from 4.75% to 6.25%. The Company accounted for Amendment No. 5 as a modification pursuant to ASC 470-50.

The interest rate was 11.47% at December 31, 2024. A final payment fee of $3,563 is due upon the earlier to occur of the maturity date or prepayment of such borrowings. For the years ended December 31, 2024 and 2023, the Company recorded $811 and $610, respectively, related to the amortization of the final payment fee associated with the Midcap Trust Term Loan.

Debt consists of the following:

	December 31,	December 31,
	2024	2023
Midcap Trust Term Loan	$75,000	$75,000
Unamortized debt discount	(331)	(448)
Accretion of final fee	1,513	702
Total long term debt, net	$76,182	$75,254

As of December 31, 2024, future principal payments due under the Midcap Trust Term Loan, excluding the $3,563 final payment fee, are as follows:

Midcap Trust
Year ended:	Term Loan
December 31, 2025	$—
December 31, 2026	35,714
December 31, 2027	39,286
Total minimum principal payments	$75,000

(9) Stockholders’ equity

The Company’s Amended and Restated Certificate of Incorporation authorizes it to issue 500,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. Each share of Class A common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board, subject to the prior rights of holders of all classes of stock outstanding. As of December 31, 2024 and 2023, a total of 49,572,122 and 49,117,738 shares of common stock were issued and outstanding, respectively, and 10,925,793 and 8,924,291 shares of common stock were reserved for issuance upon the exercise of stock options and vesting of restricted stock, respectively, including 3,191,674 and 1,823,265, respectively, of shares available for issuance under the 2021 Equity Incentive Plan.

On November 7, 2022, the Company entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Piper Sandler & Co. (“Piper Sandler”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, shares of its common stock, par value $0.00001 per share (the “Common Stock”), having an aggregate offering price of up to $50,000 (the “Placement Shares”) through Piper Sandler as its sales agent. Subject to the terms and conditions of the Equity Distribution Agreement, Piper Sandler may sell the shares by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act, including sales made through The Nasdaq Global Select Market, on any other existing trading market for the Common Stock, to or through a market maker, or, if expressly authorized by the Company, in privately negotiated transactions. The Company or Piper Sandler may terminate the Equity Distribution Agreement upon notice to the other party and subject to other conditions. The Company will pay Piper Sandler a commission equal to 3.0% of the gross proceeds of any Common Stock sold through Piper Sandler under the Equity Distribution Agreement and has provided Piper Sandler with customary indemnification rights. As of December 31, 2024 and 2023, the Company has not sold any shares of common stock under the ATM program.

Issuance costs incurred related to the Equity Distribution Agreement are classified as current assets on the balance sheet at December 31, 2024, and long-term assets on the balance sheet at December 31, 2023.

On June 7, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Piper Sandler (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell up to 10,005,000 shares of common stock (the “Shares”), which included 1,305,000 shares (the “Optional Shares”) subject to a 30-day option to purchase additional shares granted to the Underwriters (the “Offering”). The Shares were offered and sold in the Offering at the public offering price of $5.00 per share and were purchased by the Underwriters from the Company at a price of $4.70 per share, except for 3,509,718 shares purchased by entities affiliated with Telegraph Hill Partners, entities affiliated with PSC Capital Partners LLC and certain of our directors, executive officers and other insiders, all considered related parties, which were purchased by the Underwriters at the public offering price.

On June 8, 2023, the Underwriters exercised their option to purchase the Optional Shares in full.

The Company received approximately $47,817 in net proceeds from the Offering, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. The Offering closed on June 12, 2023.

(10) Stock compensation plans

2021 Equity Incentive Plan

On March 24, 2021, the Board and on April 8, 2021, the Company’s stockholders approved and adopted the 2021 Equity Incentive Award Plan (the “2021 Plan”). The 2021 Plan became effective immediately prior to the closing of the IPO. Under the 2021

Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash-based awards to individuals who are then employees, officers, directors or consultants of the Company. A total of 1,727,953 shares of common stock were approved to be initially reserved for issuance under the 2021 Plan. The number of shares under the Company’s 2015 Equity Incentive Plan (the “2015 Plan”) subject to outstanding awards as of the effective date of the 2021 Plan that are subsequently canceled, forfeited or repurchased by the Company were added to the shares reserved under the 2021 Plan. In addition, the number of shares of common stock available for issuance under the 2021 Plan will be automatically increased on the first day of each calendar year during the term of the 2021 Plan, beginning with January 1, 2022 and ending with January 1, 2030, by an amount equal to 5% of the outstanding number of shares of the Company’s common stock on December 31st of the preceding calendar year or such lesser amount as determined by the Board.

2015 Equity Incentive Plan

The 2015 Plan was established for granting stock incentive awards to directors, officers, employees and consultants to the Company. The 2015 Plan provided for the grant of incentive and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units as determined by the Board. Under the 2015 Plan, stock options were generally granted with exercise prices equal to or greater than the fair value of the common stock as determined by the Board, expired no later than 10 years from the date of grant, and vested over various periods not exceeding four years. While no shares are available for future issuance under the 2015 Plan, it continues to govern outstanding equity awards granted thereunder.

Stock Options

During the years ended December 31, 2024 and 2023, the Company granted options with an aggregate fair value of $3,451 and $7,447, respectively, which are being recorded as compensation expense over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), volatility of the Company’s common stock and an assumed-risk-free interest rate.

On November 19, 2024, the Board approved a stock option repricing wherein the exercise price of each Eligible Option was reduced to the price of the Company’s common stock as of the market close on November 19, 2024, or $2.16 per share. “Eligible Option” is defined as all outstanding stock options to acquire shares of the Company’s common stock that were issued to active employees of the Company who hold the title of Senior Vice President or below (not a non-employee member of the Board or a consultant) as of November 19, 2024, in which the original exercise price is above the closing price as of November 19, 2024. All outstanding options remain outstanding in accordance with their current terms and conditions. Such repricing is contingent upon the earlier of one year of service, or through November 19, 2025, or a change in control. The stock option repricing resulted in incremental stock-based compensation expense of $830, which will be recognized over a weighted average period of 4.7 years. Incremental stock-based compensation expense of $73 was recognized in the fourth quarter of 2024.

The following is a summary of option activity:

			Weighted-Average
			Remaining
	Number of	Weighted-Average	Contractual Term	Aggregate Intrinsic
	Shares	Exercise Price	(in years)	Value
Outstanding at December 31, 2023	5,805,473	$9.16	7.36	$6,588
Granted	1,247,176	3.60
Exercised	(180,356)	0.52
Canceled	(1,550,669)	12.34
Outstanding at December 31, 2024	5,321,624	5.29	6.87	$2,599
Exercisable at December 31, 2024	3,512,580	$5.62	5.93	$2,411

The weighted-average grant date fair value of options granted in the years ended December 31, 2024 and 2023 was $2.77 and $4.91 per share, respectively, and was calculated using the Black-Scholes valuation model based on the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2024	2023

Weighted-average risk-free interest rate	4.3%	3.8%
Expected dividend yield	0%	0%
Expected volatility	76.2%	53.5%
Expected term	5.8 years	5.9 years

The aggregate intrinsic value of options exercised was $571 and $4,330 for the years ended December 31, 2024 and 2023, respectively.

Restricted Stock Units

During the years ended December 31, 2024 and 2023, the Company granted RSUs with an aggregate fair value of $7,915 and $13,057, respectively, which are being recorded as compensation expense over the requisite service period. The fair value of each grant is calculated based on the Company’s stock price on the date of grant.

The following is a summary of RSU activity:

			Weighted-Average
		Weighted-Average	Remaining
	Number of	Grant Date Fair	Contractual Term	Aggregate Intrinsic
	Shares	Value Per Share	(in years)	Value
Unvested RSUs at December 31, 2023	1,295,554	$9.72	1.69	$6,322
Granted	2,051,801	3.86
Vested	(315,279)	10.29
Canceled	(619,581)	7.62
Unvested RSUs at December 31, 2024	2,412,495	$5.20	1.42	$5,525

The fair value of vested RSUs was $1,483 and $950 for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

Stock-based compensation related to the Company’s stock-based awards was recorded as an expense and allocated as follows:

	Year ended
	December 31,
	2024	2023
Cost of goods sold	$215	$350
Selling, general and administrative	7,707	8,621
Research and development	1,384	1,466
Total stock-based compensation	$9,306	$10,437

As of December 31, 2024, there was $5,842 of total unrecognized compensation cost related to non-vested stock options, that is expected to be recognized over a remaining weighted-average period of 2.1 years.

As of December 31, 2024, there was $9,585 of total unrecognized compensation cost related to non-vested RSUs, that is expected to be recognized over a remaining weighted-average period of 2.4 years.

(11) Employee stock purchase plan

On March 24, 2021, the Board and on April 8, 2021, the Company’s stockholders approved and adopted the 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP became effective in connection with the closing of the Company’s IPO. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. A total of 172,795 shares of common stock were approved to be initially reserved for issuance under the ESPP. In addition, the number of shares of common stock available for issuance under the ESPP will be automatically increased on the first day of each calendar year during the first ten-years of the term of the ESPP, beginning with January 1, 2022 and ending with January 1, 2030, by an amount equal to 0.5% of the outstanding number of shares of the Company’s common stock on December 31st of the preceding calendar year or such lesser amount as determined by the Board. No shares have been issued under the ESPP at December 31, 2024 and 2023, respectively.

(12) Income taxes

The components of net income (loss) before income taxes for the years ending December 31, 2024 and 2023 is as follows:

	December 31,	December 31,
	2024	2023
Domestic	$(55,514)	$(63,520)
Foreign	295	237
Total	$(55,219)	$(63,283)

The Company’s income tax provision for the years ending December 31, 2024 and 2023 is as follows:

	December 31,	December 31,
	2024	2023
Federal	$—	$—
State	18	1
Foreign	124	90
Total current tax provision	$142	$91
Federal	47	(20)
State	45	(30)
Foreign	(88)	(1)
Total deferred tax (benefit) provision	$4	$(51)
Total tax provision	$146	$40

A reconciliation between income tax benefit and the expected tax benefit at the statutory rate for the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
Federal statutory rate	21.00%	21.00%
State rate, net of federal benefit	3.69	1.54
Permanent differences	(2.36)	(1.34)
Tax credits generated	0.61	2.50
Change in valuation allowance	(21.22)	(21.31)
Uncertain tax positions	(0.78)	(2.50)
Foreign rate differential	(0.02)	(0.02)
Non-deductible stock compensation	(1.35)	—
Other items	0.15	0.07
Effective tax rate	(0.28)%	(0.06)%

The significant components of the Company’s net deferred tax liability consist of the following at December 31, 2024 and 2023:

	December 31,	December 31,
Deferred tax assets (liabilities):	2024	2023
Deferred tax assets
Net operating losses	$40,255	$31,442
Capitalized R&D costs	9,804	7,985
Accruals & reserves	846	934
Intangibles	1,020	817
Interest	5,033	2,788
Stock compensation	2,370	2,272
Inventory	2,233	4,061
Lease liabilities	1,587	2,107
Depreciation	423	312
Other	1,076	778
Gross deferred tax assets	64,647	53,496
Valuation Allowance	(63,073)	(51,359)
Net deferred tax assets	1,574	2,137
Deferred tax liabilities
Goodwill	(563)	(160)
Right of use asset	(1,014)	(1,976)
Net deferred tax asset (liability)	$(3)	$1

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. Based upon the level of historical U.S. losses and future projections over the period in which the net deferred tax assets are deductible, at this time, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and as a result the Company continues to maintain a valuation allowance for the full amount of the 2024 U.S. deferred tax assets. The increase in the 2024 valuation allowance is primarily attributable to the current year loss.

As of December 31, 2024 and 2023, the consolidated net deferred tax asset (liability) includes a foreign net deferred tax asset of $126 and $39, respectively, which are recorded within other assets in the accompanying consolidated balance sheets.

As of December 31, 2024 and 2023, for federal income tax purposes the Company had total net operating loss carryforwards of approximately $161,296 and $126,870, respectively. As of December 31, 2024, approximately $2,567 will begin to expire in 2036 and approximately $158,729 of the net operating losses will have an indefinite carryforward as a result of the Tax Cuts and Jobs Act. For state income tax purposes, as of December 31, 2024 and 2023 the Company had net operating loss carryforwards of approximately $102,905 and $74,939, respectively, which begin to expire in 2036.

As of December 31, 2024 and 2023, the Company has available federal research development tax credit carryforwards of approximately $5,181 and $4,882, respectively. The federal research credits will begin to expire in 2036. As of December 31, 2024 and 2023, the Company has available state research development tax credit carryforwards of approximately $2,402 and $2,165, respectively. The state tax credit carryforwards consist of credits with both a limited carryforward period and unlimited carryforward period. Unused credits with a limited carryforward period will begin to expire in 2034.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed equity financings transactions which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future. The Company does not believe the impact of any limitation on the use of its net operating loss or credit carryforwards will have a material impact on the Company’s consolidated financial statements since the Company has a full valuation allowance against its deferred tax assets due to the uncertainty regarding future taxable income for the foreseeable future.

The Company has not yet conducted a study of its research and development credit carryforwards. Once conducted, this study may result in an adjustment to the research and development credit carryforwards claimed on the tax returns. Until such time a research credit study is completed, the Company will not record an asset for research credits claimed on the tax returns. If an adjustment is required at the time the study is completed, this adjustment would be recorded as an adjustment to the deferred tax asset for the research and development credit carryforward and the valuation allowance.

A rollforward of the uncertain tax position that was primarily related to our research and development tax credits is as follows:

Uncertain tax positions at December 31, 2022	$7,454
Increase in uncertain tax positions	1,687
Uncertain tax positions at December 31, 2023	9,141
Increase in uncertain tax positions	650
Uncertain tax positions at December 31, 2024	$9,791

Uncertain tax positions of $9,791 as of December 31, 2024 will impact our tax rate if realized.

Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expenses in the accompanying consolidated statements of operations. At December 31, 2024 and 2023, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal tax jurisdiction and various state jurisdictions. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all years in which a loss carryforward is available. The statute of limitations for assessment by federal and state tax jurisdictions in which the Company has business operations is open for tax years ending December 31, 2020 and after. The tax years subject to examination vary by jurisdiction.

(13) Commitments and contingencies

License Agreements

In September 2018, in connection with the acquisition of the QPS division of PKI (subsequently known as Revvity), the Company entered into a License Agreement with PKI, pursuant to which PKI granted the Company an exclusive, nontransferable, sublicensable license under certain patent rights to make, use, import and commercialize QPS products and services. The Company is required to pay royalties on net sales of products and services that are covered by patent rights under the agreement at a rate ranging from 1.0% to 7.0%. As of the acquisition date, the Company accounted for the future potential royalty payments as contingent consideration. This contingent consideration is subject to remeasurement. The Company recorded approximately $1,382 and $1,911 of accrued royalties for actual net sales in 2024 and 2023, for the years ended December 31, 2024 and 2023, respectively. Such amounts are payable in the first quarter of 2025 and 2024, respectively.

Changes in the fair value of the Company’s long-term portion of the contingent consideration liability during the years ended December 31, 2024 and 2023 were as follows:

Balance as of December 31, 2022	$6,039
Reclassification of FY 2023 payment to accrued expenses	(1,910)
Change in contingent consideration value	1,636
Balance as of December 31, 2023	$5,765

Balance as of December 31, 2023	$5,765
Reclassification of FY 2024 payment to accrued expenses	(1,382)
Change in contingent consideration value	(512)
Balance as of December 31, 2024	$3,871

(14) Net loss per share attributable to common stockholders

Potentially issuable shares of common stock include shares issuable upon the exercise of outstanding employee stock option awards. Awards granted with performance conditions are excluded from the shares used to compute diluted earnings per share until the performance conditions associated with the awards are met.

The following table sets forth the computation of basic and diluted earnings per common share:

	Year ended
	December 31,
	2024	2023

Net loss	$(55,365)	$(63,323)
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	49,418,535	44,434,570
Basic and diluted net loss per common share outstanding	$(1.12)	$(1.43)

The Company’s potential dilutive securities, which include stock options and unvested restricted stock units, have been excluded from the computation of diluted net loss per share attributable to common stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,
	2024	2023
Outstanding stock options	5,321,624	5,805,473
Unvested restricted stock units	2,412,495	1,295,554
Total	7,734,119	7,101,027

(15) Segments

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker (the “CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM, the Company’s chief executive officer, reviews and evaluates consolidated net loss for purposes of assessing performance, making operating decisions, allocating resources and planning and forecasting for future periods. The CODM views the Company’s operations and manages its business as a single operating segment. Accordingly, the Company has a single reportable segment structure. The measure of segment assets is reported on the balance sheet as total assets. The Company’s principal operations and decision-making functions are located in the United States.

As required by the adoption of ASC 2023-07, Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures, the following table presents the segment revenue and significant expense categories included within the Company’s segment’s measure of loss for the years ended December 31, 2024 and 2023:

	Year ended
	December 31,
($ in thousands)	2024	2023
Revenue	$81,672	$96,633
Less:
Cost of goods sold, excluding depreciation, amortization, and stock-based compensation	32,779	39,505
Operating expenses - compensation and benefits	46,779	60,895
Operating expenses - outside services	11,539	10,917
Other segment items(a)	17,886	22,021
Depreciation and right-of-use amortization	4,801	5,508
Amortization of intangibles	2,853	3,382
Stock-based compensation	9,306	10,437
Change in fair value of contingent consideration	(512)	1,636
Impairment	2,971	—
Interest expense	10,429	8,761
Interest income	(2,506)	(3,489)
Other expense, net	566	343
Provision for income taxes	146	40
Net loss	$(55,365)	$(63,323)
(a)	Other segment items included in net loss includes insurance, rent and utilities, repairs & maintenance, IT, lab supplies, travel & entertainment, allowance for credit losses, and other overhead expenses.

The following table provides the Company’s revenues by geographical market based on the location where the services were provided or to which product was shipped:

	Year ended
	December 31,
	2024	2023

North America	$50,861	$58,284
APAC	11,962	16,553
EMEA	18,849	21,796
Total Revenue	$81,672	$96,633

	Year ended
	December 31,
	2024	2023

North America	62%	60%
APAC	15%	17%
EMEA	23%	23%
Total Revenue	100%	100%

North America includes the United States and related territories, as well as Canada. APAC also includes Australia. For the years ended December 31, 2024 and 2023, the Company had no countries outside of the United States with more than 10% of total revenue.

As of December 31, 2024 and 2023, substantially all of the Company’s long-lived assets are located in the United States.

(16) Related party transactions

Argonaut Manufacturing Services Inc. (“AMS”) is a portfolio company of Telegraph Hill Partners, which holds greater than 5% of the Company’s total outstanding shares. During the years ended December 31, 2024 and 2023, the Company incurred costs of goods sold of approximately $3,541 and $7,581, respectively, related to sales of consumables manufactured by and shipped from AMS. As of December 31, 2024 and 2023, $0 and $3,110, respectively, is included in inventories, net, related to consumables manufactured by and stored at AMS. As of December 31, 2024 and 2023, the Company had $581 and $2,618 in accounts payable, respectively, due to AMS.

One of the Company’s officers is a member of the board of directors of a software-as-a-service provider, who provides software development services to the Company, which are utilized for research purposes. During the years ended December 31, 2024 and 2023, the Company incurred research and development expenses of approximately $677 and $406, respectively, with such provider. As of December 31, 2024 and December 31, 2023, the Company had $206 and $101 in accounts payable, respectively, due to such provider.

(17) Leases

The Company considers a lease to be a contract, or part of a contract, that conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. The Company leases office, lab, and warehouse spaces as follows:

In July 2019, the Company entered into a seven-year office lease agreement for office and laboratory space in Marlborough, Massachusetts. In connection with this agreement, the Company paid a security deposit totaling $450 in the form of a letter of credit. In June 2021, the Company entered into an amendment to reduce its letter of credit to $300. The Company’s letter of credit is recorded as restricted cash in the consolidated balance sheet.

In July 2019, the Company signed a seven-year lease agreement for office and laboratory space in Menlo Park, California. In connection with this agreement, the Company paid a security deposit totaling $181, which is recorded as a component of long-term assets in the consolidated balance sheet; the lease commencement date was May 2020. In July 2021, the Company signed a 70-month amendment to its lease in Menlo Park, California to expand its existing space. In connection with this agreement, the Company paid a security deposit totaling $92, in addition to the existing security deposit, which is recorded as a component of long-term assets in the consolidated balance sheet; the lease commencement date was August 2021.

In August 2021, the Company signed a 30-month lease with MTP Equity Partners, LLC for office space in Marlborough, Massachusetts. In connection with this agreement, the Company paid a security deposit totaling $43, which is recorded as a component of long-term assets in the consolidated balance sheet; The lease commencement date was August 2021.

In March 2022, the Company signed a 96-month lease with Atlantic-Fulcrum Realty LLC for warehouse space in Marlborough, Massachusetts. The lease commencement date was April 2022.

The Company holds various auto leases which have an initial term of 48 months.

The Company holds financing leases for staining equipment and computer equipment.

In the first quarter of 2024, the Company ceased use of its leased facility in Menlo Park, California with the intention to either sublease or exit the vacant space to recover a portion of the total lease costs. The Company’s cease use of its leased facilities required an impairment assessment and the related right-of-use (“ROU”) assets and property and equipment became their own asset group. The impairment analysis evaluated the present value of net cash flows under the original lease and the estimated cash flows under estimated subleases to identify any potential impairment amount. The impairment assessment considered all industry and economic factors such as rental rates, interest rates, and recent real estate activities to estimate the net cash flows analysis and impairment amount.

The above assessments resulted in the Company recording an impairment charge of $2,971 during the year ended December 31, 2024, which was recorded in impairment on the consolidated statements of operations. For the year ended December 31, 2024, impairment charges included $2,069 impairment of ROU assets, and $902 impairment of property and equipment, respectively. After recording impairments for the year ended December 31, 2024, the carrying value of ROU assets and related property and equipment for the facility not being used was $2,115.

In June 2024, the Company signed a thirty-five month sublease agreement for a portion of its leased facility in Menlo Park, California. In connection with this agreement, the Company received a security deposit totaling $40, which is recorded as a component of long-term liabilities in the consolidated balance sheet. The lease commencement date was July 2024.

There were no ROU asset or leasehold improvement impairments recorded in the year ended December 31, 2023.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. For these lease agreements, the Company has elected the practical expedient to not separate non-lease and lease components and instead to account for them as a single lease component.

Under Topic 842, lease payments include: fixed payments, including in-substance fixed payments, less any lease incentives paid or payable to the lessee; variable lease payments that depend on an index or a rate; exercise price of a purchase option reasonably certain to be exercised; penalties for terminating a lease; and amounts where it is probable that the Company will owe under a residual value guarantee. Refundable deposits are not considered to be a fixed payment. Variable lease costs that are not based on an index or a rate are recorded to expenses in the period incurred. Lease term is determined at lease commencement. The initial determination of a lease liability is calculated as the net present value of the lease payments not yet paid.

Some leases include an option to renew, with renewal terms that can extend the lease term by five years. The exercise of lease renewal options is at the Company’s sole discretion. None of these options to renew are recognized as part of the Company’s ROU asset or lease liability as of December 31, 2024 and 2023, as renewal was determined to not be reasonably assured. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The Company recognizes lease expense for operating leases on a straight-line basis over the lease term. The Company recognizes amortization expense for finance leases over the lease term based on the terms of the lease agreement.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As most of the Company’s leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at the adoption or commencement date, in determining the present value of lease payments.

The table below summarizes the Company’s lease costs for the years ended December 31, 2024 and 2023:

		Year Ended December 31,
Lease Costs	Classification	2024	2023
Finance lease cost:
Amortization of right-of-use assets	Cost of service and other revenue	$317	$337
Amortization of right-of-use assets	Selling, general and administrative	93	203
Amortization of right-of-use assets	Research and development	409	302
Interest on lease liabilities	Interest expense, net	131	142
Operating lease cost:
Sublease income	Selling, general and administrative	(204)	—
Rent expense	Cost of product revenue	106	113
Rent expense	Selling, general and administrative	2,263	3,144
Total lease cost		$3,115	$4,241

As of December 31, 2024, future minimum commitments under ASC 842 under the Company’s operating leases were as follows:

Maturity of operating lease liabilities	As of December 31, 2024
2025	$2,772
2026	2,615
2027	1,104
2028	436
2029	449
Thereafter	113
Total lease payments	$7,489
Less: discount to lease payments	(827)
Total operating lease liabilities	$6,662

As of December 31, 2024, future minimum commitments under ASC 842 under the Company’s financing leases were as follows:

Maturity of financing lease liabilities	As of December 31, 2024
2025	$635
2026	430
2027	383
2028	60
Total lease payments	$1,508
Less: discount to lease payments	(206)
Total financing lease liabilities	$1,302

The table below summarizes the weighted-average remaining lease term (in years), the weighted-average incremental borrowing rate (in percentages), as well as supplemental cash flow information related to leases for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
Lease Term, Discount Rates, and Other	2024		2023
Weighted average remaining lease term
Operating leases	3.1	years	3.8	years
Financing leases	2.7	years	2.9	years
Weighted average incremental borrowing rate
Operating leases	7.85%		7.85%
Financing leases	11.19%		9.58%
Cash payments of amounts included in lease liabilities
Operating cash flows from operating leases	$2,747		$3,130
Operating cash flows from finance leases	131		142
Financing cash flows from finance leases	1,022		664

(18) Reduction in force

In January of 2024, the Company initiated a workforce reduction in connection with certain operating expense cost savings initiatives implemented by the Company, including the consolidation of its facilities and the exit of its Menlo Park, California leased facility as discussed in Note 17 – Leases. This workforce reduction was substantially completed by the end of the first quarter of 2024.

During the three months ended March 31, 2024, the Company recorded $1,257 for charges related to this workforce reduction, and $140 of employee and equipment relocation costs associated with the Menlo Park, California exit, respectively, which were recorded in restructuring on the consolidated statements of operations. As of December 31, 2024, none of these workforce reduction charges remain unpaid.

In July 2024, the Company initiated a workforce reduction in connection with certain operating expense cost savings initiatives. This workforce reduction was substantially completed by the end of the third quarter of 2024.

During the three months ended September 30, 2024, the Company recorded $1,690 for charges related to this workforce reduction, which were recorded in restructuring on the consolidated statements of operations. As of December 31, 2024, $19 of these workforce reduction charges remain unpaid.

(19) Subsequent events

The Company has evaluated subsequent events from the consolidated balance sheet date through March 17, 2025, which is the date the consolidated financial statements were issued.

On January 9, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quanterix Corporation, a Delaware corporation (“Quanterix”) and Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Quanterix (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Akoya (the “Merger”), with Akoya continuing as the surviving company and a wholly-owned subsidiary of Quanterix following the transaction.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each share of common stock of Akoya issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.318 shares of common stock of Quanterix (the “Exchange Ratio”).

In addition, at the Effective Time and as a result of the Merger, the existing awards of restricted stock units in respect of Akoya common stock and of options to acquire Akoya common stock will be automatically converted into equivalent awards with respect to shares of common stock of Quanterix, subject to the same vesting schedule and other terms and conditions as existed prior to such conversion. The conversion of such equity awards (including, in the case of stock options, the exercise price thereof) will be based on the Exchange Ratio. However, equity awards that, by their existing terms, provide for vesting acceleration triggered in connection with the Merger will be so accelerated in accordance with such terms.

Upon completion of the Merger, Quanterix stockholders will own approximately 70%, and Akoya stockholders will own approximately 30%, of the shares of common stock of Quanterix on a fully diluted basis.

Pursuant to the terms of the Merger Agreement, as of the Effective Time, the board of directors of Quanterix will consist of nine individuals, including seven existing directors of Quanterix and two individuals to be nominated by Akoya prior to the Effective Time.

Each party’s obligation to implement the Merger is subject to certain customary conditions, including (i) the approval by Quanterix stockholders of the issuance of shares of Quanterix common stock in connection with the Merger; (ii) the adoption of the Merger Agreement by Akoya stockholders holding a majority of the outstanding shares of Akoya’s common stock; (iii) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated; (iv) no law having been enacted or order issued that remains in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger; (v) the truth and accuracy of the other party’s representations and warranties in the Merger Agreement, generally subject to certain materiality qualifiers set forth in the Merger Agreement; (vi) no Material Adverse Effect (as defined in the Merger Agreement) of the other party having occurred since the date of the Merger Agreement; (vii) the performance in all material respects by the other party of all of its covenants and agreements under the Merger Agreement; (viii) Quanterix’s registration statement on Form S-4 with respect to its shares of common stock to be delivered pursuant to the Merger Agreement having become effective and not subject to any stop order or action by the Securities and Exchange Commission (the “SEC”) seeking any stop order; and (ix) the submission by Quanterix to Nasdaq of a notification in respect of the shares of Quanterix common stock to be issued in connection with the Merger.

Each of Quanterix and Akoya have made customary representations, warranties and covenants. Consummation of the Merger is subject to certain customary closing conditions.

The parties have also agreed to use their reasonable best efforts to cooperate in good faith to enter into one or more agreements or instruments pursuant to which Quanterix would provide Akoya with bridge financing in an aggregate principal amount not to exceed $30,000 in the form of subordinated convertible notes, subject to Akoya having obtained any required consents and satisfied any other conditions under its existing credit facility.

The Merger Agreement contains certain termination rights for both the Quanterix and Akoya. Upon termination of the Merger Agreement by Quanterix under specified circumstances, Quanterix may be required to pay Akoya a termination fee of approximately $9,000. Upon termination of the Merger Agreement by Akoya under specified circumstances, Akoya may be required to pay Quanterix a termination fee of approximately $7,000.

The transaction is expected to close in the second quarter of 2025, assuming satisfaction of all conditions to the Merger.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	March 31, 2025	December 31, 2024
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$20,357	$11,779
Marketable securities	7,187	23,261
Accounts receivable, net	11,742	13,779
Inventories, net	22,853	24,321
Prepaid expenses and other current assets	4,073	3,592
Total current assets	66,212	76,732
Property and equipment, net	6,920	7,203
Restricted cash	688	686
Demo inventory, net	1,119	1,336
Intangible assets, net	13,845	14,559
Goodwill	18,262	18,262
Operating lease right of use assets, net	3,859	4,255
Financing lease right of use assets, net	1,307	1,525
Other assets	437	447
Total assets	$112,649	$125,005
Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$10,291	$8,759
Accrued expenses and other current liabilities	11,572	10,848
Current portion of operating lease liabilities	2,708	2,674
Current portion of financing lease liabilities	506	609
Deferred revenue	6,518	6,554
Current portion of long-term debt, net of debt discount	76,487	—
Total current liabilities	108,082	29,444
Deferred revenue, net of current portion	2,782	3,063
Long-term debt, net of current portion debt discount	—	76,182
Deferred tax liability, net	140	129
Operating lease liabilities, net of current portion	3,406	3,988
Financing lease liabilities, net of current portion	616	693
Contingent consideration liability, net of current portion	3,472	3,871
Other liabilities	40	40
Total liabilities	118,538	117,410
Stockholders’ (deficit) equity:
Preferred Stock, $0.00001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding at March 31, 2025 and December 31, 2024, respectively	—	—
Common Stock, $0.00001 par value; 500,000,000 shares authorized at March 31, 2025 and December 31, 2024; 49,836,931 and 49,572,122 shares issued and outstanding at March 31, 2025 and December 31, 2024, respectively	2	2
Additional paid in capital	295,198	293,022
Accumulated deficit	(301,088)	(285,436)
Accumulated other comprehensive (loss) income	(1)	7
Total stockholders’ (deficit) equity	(5,889)	7,595
Total liabilities and stockholders’ (deficit) equity	$112,649	$125,005

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands except share & per share data)

	Three months ended
	March 31,	March 31,
	2025	2024
Revenue:
Product revenue	$12,032	$12,140
Service and other revenue	4,607	6,210
Total revenue	16,639	18,350
Cost of goods sold:
Cost of product revenue	4,491	6,723
Cost of service and other revenue	2,277	3,248
Total cost of goods sold	6,768	9,971
Gross profit	9,871	8,379
Operating expenses:
Selling, general and administrative	17,580	19,863
Research and development	5,557	5,554
Change in fair value of contingent consideration	146	179
Impairment	—	2,971
Restructuring	—	1,397
Total operating expenses	23,283	29,964
Loss from operations	(13,412)	(21,585)
Other income (expense):
Interest expense	(2,492)	(2,612)
Interest income	313	937
Other expense, net	(13)	(161)
Loss before provision for income taxes	(15,604)	(23,421)
Provision for income taxes	(48)	(63)
Net loss	$(15,652)	$(23,484)
Net loss per share attributable to common stockholders, basic and diluted	$(0.32)	$(0.48)
Weighted-average shares outstanding, basic and diluted	49,664,515	49,188,170

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

(in thousands)

	Three months ended
	March 31,	March 31,
	2025	2024
Net loss	$(15,652)	$(23,484)
Other comprehensive loss:
Unrealized loss on marketable securities	(8)	(16)
Total other comprehensive loss	(8)	(16)
Comprehensive loss	$(15,660)	$(23,500)

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY (Unaudited)

(in thousands, except share data)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity (Deficit)
Balance at December 31, 2024	49,572,122	$2	$293,022	$(285,436)	$7	$7,595
Exercise of stock options	7,367	—	7	—	—	7
Vesting of restricted stock units	257,442	—	(77)	—	—	(77)
Net loss	—	—	—	(15,652)	—	(15,652)
Other comprehensive loss	—	—	—	—	(8)	(8)
Stock-based compensation	—	—	2,246	—	—	2,246
Balance at March 31, 2025	49,836,931	$2	$295,198	$(301,088)	$(1)	$(5,889)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance at December 31, 2023	49,117,738	$2	$283,839	$(230,071)	$—	$53,770
Exercise of stock options	65,482	—	36	—	—	36
Vesting of restricted stock units	157,197	—	(149)	—	—	(149)
Net loss	—	—	—	(23,484)	—	(23,484)
Other comprehensive loss	—	—	—	—	(16)	(16)
Stock-based compensation	—	—	2,566	—	—	2,566
Balance at March 31, 2024	49,340,417	$2	$286,292	$(253,555)	$(16)	$32,723

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three months ended
	March 31,	March 31,
	2025	2024
Operating activities
Net loss	$(15,652)	$(23,484)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,798	2,051
Non-cash interest expense	305	215
Stock-based compensation expense	2,246	2,566
Deferred taxes	11	37
Change in fair value of contingent consideration	146	179
Credit losses on accounts receivable	55	375
Net accretion of marketable securities	(182)	(545)
Operating lease right of use assets	396	728
Provision for excess and obsolete inventories	517	2,298
Impairment	—	2,971
Changes in operating assets and liabilities:
Accounts receivable, net	1,982	3,146
Prepaid expenses and other assets	(471)	4
Inventories, net	995	(7,310)
Accounts payable	1,532	(1,029)
Accrued expenses and other liabilities	(27)	(2,133)
Operating lease liabilities	(548)	(552)
Deferred revenue	(317)	(341)
Net cash used in operating activities	(7,214)	(20,824)
Investing activities
Purchases of property and equipment	(204)	(810)
Purchases of marketable securities	(3,752)	(48,007)
Maturities of marketable securities	20,000	—
Net cash provided by (used in) investing activities	16,044	(48,817)
Financing activities
Proceeds from stock option exercises	7	36
Settlement of restricted stock units for tax withholding obligations	(77)	(149)
Principal payments on financing leases	(180)	(181)
Payments of deferred offering costs	—	(150)
Net cash used in financing activities	(250)	(444)
Net increase (decrease) in cash, cash equivalents, and restricted cash	8,580	(70,085)
Cash, cash equivalents, and restricted cash at beginning of period	12,465	83,824
Cash, cash equivalents, and restricted cash at end of period	$21,045	$13,739
Supplemental disclosures of cash flow information
Cash paid for interest	$2,122	$2,243
Cash paid for income taxes	$—	$—
Supplemental disclosures of non-cash activities
Purchases of property and equipment included in accounts payable and accrued expenses	$307	$84

See accompanying notes to consolidated financial statements.

AKOYA BIOSCIENCES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(1) The company and basis of presentation

Description of business

Akoya Biosciences, Inc. (“Akoya” or the “Company”) is a life sciences technology company, founded on November 13, 2015 as a Delaware corporation with operations based in Marlborough, Massachusetts, delivering spatial biology solutions focused on transforming discovery, clinical research and diagnostics. Spatial biology refers to a rapidly evolving technology that enables academic and biopharma scientists to detect and map the distribution of cell types and biomarkers across whole tissue samples at single-cell resolution, enabling advancements in their understanding of disease progression and patient response to therapy. Through Akoya’s PhenoCycler (formerly CODEX) and PhenoImager (formerly Phenoptics) platforms, reagents, software and services, the Company offers end-to-end solutions to perform tissue analysis and spatial phenotyping across the full continuum from discovery through translational and clinical research and diagnostics.

On September 28, 2018, the Company acquired the commercial Quantitative Pathology Solutions (“QPS”) division of Perkin Elmer, Inc. (“PKI”), subsequently known as Revvity, Inc. (“Revvity”), for multiplex immunofluorescence, with the aim of providing consumers with a full suite of end-to-end solutions for high parameter tissue analysis. The QPS technology offers pathology solutions for cancer immunology and immunotherapy research, including advanced multiplex immunochemistry staining kits, multispectral imaging and whole side scanning instruments, and image analysis software. The Company’s combined portfolio of complementary technologies aims to fuel groundbreaking advancements in cancer immunology, immunotherapy, neurology and a wide range of other applications. The Company sells into three main regions across the world: North America, Asia-Pacific (“APAC”), and Europe-Middle East-Africa (“EMEA”).

Principles of consolidation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Akoya Biosciences UK Ltd. (“Akoya UK”). All intercompany balances and transactions have been eliminated in consolidation.

Unaudited interim financial information

The accompanying consolidated balance sheet as of March 31, 2025, the consolidated statements of operations, the consolidated statements of comprehensive loss and the consolidated statements of stockholders’ (deficit) equity for the three months ended March 31, 2025 and 2024, and the consolidated statements of cash flows for the three months ended March 31, 2025 and 2024 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2025, the results of its operations for the three months ended March 31, 2025 and 2024, and cash flows for the three months ended March 31, 2025 and 2024. The financial data and other information disclosed in these notes related to the three months ended March 31, 2025 and 2024 are also unaudited. The results for the three months ended March 31, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period. The consolidated balance sheet as of December 31, 2024 included herein was derived from the audited consolidated financial statements as of that date. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2024 included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2025.

Liquidity and going concern

The Company is subject to a number of risks similar to other commercial-stage life sciences companies, including, but not limited to, its ability to develop and achieve market acceptance of its products and potential products, successfully compete with its competitors, protect its proprietary technology, and raise additional capital when and as needed.

At March 31, 2025, the Company had cash, cash equivalents, and marketable securities of $27,544 and an accumulated deficit of $301,088. The Company has incurred losses since its inception and has used cash from operations of $7,214 during the three months ended March 31, 2025. The future success of the Company is dependent on its ability to successfully commercialize its products, successfully launch future products, obtain additional capital, if necessary, and ultimately attain profitable operations. The Company has funded its operations primarily from the issuance and sale of the Company’s equity securities, borrowings under its long-term debt agreement and revenue from its commercial operations. The Company completed its initial public offering of the Company’s common stock in April of 2021 (the “IPO”) and completed a follow-on public offering of the Company’s common stock in June of 2023, as further described in Note 12 – Stockholders’ (deficit) equity. There can be no assurance that additional financings will be available to the Company or that the Company will become profitable.

In the event the merger contemplated under the Amended and Restated Agreement and Plan of Merger between the Company, Quanterix Corporation, and Wellfleet Merger Sub, Inc., which is further discussed in Note 2 – Merger, is not consummated, based on the Company’s current operating plan, the Company does not expect to maintain compliance with certain financial covenants at July 31, 2025 under its debt financing with Midcap Financial Trust (the “Midcap Trust Term Loan”). In such event, the Company would intend to seek a waiver, refinance the outstanding borrowings or otherwise mitigate these concerns with Midcap Financial Trust (“Midcap”) or another lender. There can be no assurance that a waiver will be granted or that the Company will be able to refinance the amounts outstanding, and in such an event, the lender may exercise any and all of its rights and remedies provided for under the Midcap Trust Term Loan.

As a result of these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months following the date that these consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

(2) Merger

On April 28, 2025, the Company entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with Quanterix Corporation, a Delaware corporation (“Quanterix”), and Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Quanterix (“Merger Sub”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving such Merger as a wholly owned subsidiary of Quanterix. The Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger (the “Original Merger Agreement”) entered into by the Company, Quanterix and Merger Sub on January 9, 2025. Under the Merger Agreement, the Company and Quanterix have agreed to revise certain terms of the Original Merger Agreement to provide that, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.00001 per share, of the Company (the “Akoya Common Stock”) outstanding immediately prior to the Effective Time (other than (x) shares held as of the Effective Time by Quanterix, Merger Sub, any direct or indirect wholly owned subsidiary of Quanterix or the Company or by the Company as treasury shares and (y) shares as to which a holder shall have properly demanded appraisal and not have withdrawn or lost such claim for appraisal (“Dissenting Shares”)) will be converted into the right to receive both: (a) 0.1461 (the “Exchange Ratio”) of a fully paid and nonassessable share of common stock, par value $0.001 per share, of Quanterix ( “Quanterix Common Stock” and the shares so delivered in respect of each share of Akoya Common Stock, the “Per Share Stock Consideration”) and, if applicable, cash in lieu of fractional shares, subject to any applicable withholding and; (b) $0.38 in cash, without interest (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Merger Consideration”).

The Merger Agreement also provides that, in connection with the consummation of the Merger, as contemplated by the Merger Agreement, (i) the aggregate number of shares of Quanterix Common Stock to be issued by Quanterix will not exceed 19.99% of the issued and outstanding shares of Quanterix Common Stock immediately prior to the Effective Time and (ii) the aggregate cash consideration to be paid by Quanterix (including cash payable upon vesting of Rollover RSUs (as defined in the Merger Agreement) after the Effective Time) will not exceed $20,000. If any of such limits were to be exceeded, the Exchange Ratio and the Per Share

Cash Consideration, as the case may be, would be reduced, with a corresponding increase in the other component (to the extent such increase does not exceed the limitations described in the foregoing sentence).

The Merger Agreement provides that, prior to the Effective Time, the board of directors of the Company will nominate two directors in replacement of two of the existing members of Quanterix’s board of directors (who must be from different classes of directors in Quanterix’s board of directors), who would resign as directors of Quanterix immediately prior to the Effective Time. The remaining members of the board of directors of Quanterix are expected to continue serving in such positions.

The obligation of the Company and Quanterix to consummate the transaction contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of customary conditions, including: (i) the adoption of the Merger Agreement by the Company’s stockholders; (ii) Quanterix’s registration statement on Form S-4 (File No. 333-284932) having become effective after the filing of any required post-effective amendment as may be necessary in order to reflect the revised terms of the Merger as contemplated in the Merger Agreement, and such registration statement not being subject to any stop order or action by the SEC seeking any stop order; (iii) the waiting period applicable to the Merger under the antitrust laws of the United States having expired or been terminated (which condition has already been satisfied based on the applicable filings made by Quanterix and the Company with respect to the transaction contemplated in the Original Merger Agreement); (iv) the absence of laws or orders restraining the consummation of the Merger; and (v) the submission by Quanterix to Nasdaq of a notification of the shares Quanterix Common Stock to be issued in connection with the Merger.

Each of the Company and Quanterix have made customary representations, warranties and covenants. Consummation of the Merger is subject to certain customary closing conditions.

The Merger Agreement contains customary mutual termination rights for the Company and Quanterix, including (i) if the Merger is not completed by August 31, 2025, (ii) in the event that a governmental authority issues a final order or enacts a law that permanently restrains, enjoins, makes illegal or prohibits the Merger or the other transactions contemplated in the Merger Agreement and (iii) in the event that the stockholders of the Company, at a meeting duly convened (or at any adjournment or postponement thereof), do not vote in favor of the adoption of the Merger Agreement. Each party may also terminate the Merger Agreement if the other party breaches its covenants, obligations, representations or warranties contained in the Merger Agreement in a manner that would result in a failure to satisfy the closing conditions relating to such covenants, obligations, representations or warranties.

Quanterix may also terminate the Merger Agreement (i) if the board of directors of the Company changes its recommendation with respect to the adoption thereof by the the Company’s stockholders and (ii) if the Company materially breaches its obligations in the Merger Agreement with respect to no solicitation or negotiations relating to alternative transactions, as described above. In addition, the Company may terminate the Merger Agreement if the board of directors of the Company authorizes entry into a definitive agreement relating to a Superior Proposal (as defined in the Merger Agreement).

Under the Merger Agreement, the Company will be required to pay a termination fee to Quanterix equal to $2,600 if the Merger Agreement is terminated due to (i) the board of directors of the Company having authorized entry into a definitive agreement relating to a Superior Proposal, (ii) the Company having materially breached its obligations in the Merger Agreement with respect to no solicitation or negotiations relating to alternative transactions, as described above, (iii) the board of directors of the Company having changed its recommendation that the Company’s stockholders vote to approve the adoption of the Merger Agreement or (iv) within 12 months of certain termination events, the Company having consummated or entered into a definitive agreement relating to certain alternative transactions (which alternative transaction is consummated).

The transaction is expected to close in the second quarter of 2025, assuming satisfaction of all conditions to the Merger.

On April 2, 2025, the Company entered into a securities purchase agreement (the “Original Securities Purchase Agreement”) with Quanterix, pursuant to which the Company will issue and sell to Quanterix from time to time, in a private placement, one or more convertible promissory notes having an aggregate principal amount of up to $30,000 (the “Convertible Notes”). On April 28, 2025, the Company entered into an Amendment No. 1 (the “SPA Amendment”) to the Original Securities Purchase Agreement (as so amended, the “SPA”) with Quanterix. The SPA Amendment modifies the terms of the SPA to provide that the Company may draw on the Convertible Notes between June 15, 2025 and the earlier of (a) the closing of the transaction contemplated by the Merger Agreement and (b) August 31, 2025 if the Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the closing of the transaction contemplated by the Merger Agreement occurs on or prior to June 15, 2025, the Company may not draw on the Convertible Notes. The remaining terms and conditions of the SPA remain substantially unchanged.

Any Convertible Notes issued under the SPA will mature on the earliest to occur of (i) the 91st day following the earlier of (a) November 1, 2027 and (b) the date that the Company’s indebtedness under the Midcap Trust Term Loan is repaid in full and all commitments under such documents have been terminated and (ii) subject to the terms of the Subordination Agreement (as defined below), any acceleration of the Convertible Notes. Any Convertible Note issued under the SPA will bear interest at a rate per annum equal to the SOFR interest rate plus an applicable margin specified in the Convertible Note to, but excluding, the date of repayment or conversion of the Convertible Note. Interest on the Convertible Notes will be paid in arrears on the first day of each month and on the maturity date of the Convertible Notes. Subject to the terms of the Subordination Agreement, any interest payments will be made exclusively to Quanterix in cash.

If drawn, the Convertible Notes will be convertible at the election of Quanterix during the period beginning on the date, if any, that the Merger Agreement is terminated and ending on the maturity date of the Convertible Notes into shares of common stock, par value $0.00001, of Akoya Common Stock, at a conversion price equal to the product of (i) the exchange ratio set forth in the Merger Agreement, as it may be adjusted pursuant to the terms of the Merger Agreement, and (ii) the VWAP of Quanterix’s common stock for the 10 consecutive trading days ending on the trading day prior to the entry into the Merger Agreement, subject to adjustment.

The Convertible Notes prohibit conversion if it would result in the issuance of more than 19.99% of Akoya Common Stock in the aggregate prior to obtaining stockholder approval. The Convertible Notes will also contain customary anti-dilution provisions to adjust the conversion price from time to time based upon certain issuances of securities by the Company. The SPA contains customary representations and warranties and events of default as well as certain operating covenants applicable to the Company until the closing of the transaction contemplated by the Merger Agreement.

At such time as the Company draws any funds and thereby issues any Convertible Notes, the Company, Quanterix, and Midcap Financial Trust will enter into a subordination agreement (the “Subordination Agreement”), pursuant to which the Company and Quanterix will agree, among other things, that the Convertible Notes will be subordinate to any debt outstanding and obligations owing under the Midcap Trust Term Loan.

(3) Summary of significant accounting policies

Significant accounting policies

The Company’s significant accounting policies are disclosed in its Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC and have not materially changed during the three months ended March 31, 2025.

Revenue recognition

The Company follows ASC 606, Revenue from Contracts with Customers (“ASC 606”).

The Company generates revenue from the sale and installation of instruments, related warranty services, reagents, software (both company-owned and with third parties), and laboratory services. Pursuant to ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these goods and services.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of Topic 606, the Company performs the following five steps: (i) identification of the customer contract; (ii) identification of the performance obligations; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

The Company evaluates all promised goods and services within a customer contract and determines which of those are separate performance obligations. This evaluation includes an assessment of whether the good or service is capable of being distinct and whether the good or service is separable from other promises in the contract. Promised goods or services are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract.

Most of the Company’s contracts with customers contain multiple performance obligations (i.e., sale of an instrument and warranty services). For these contracts, the Company accounts for individual performance obligations separately if they are distinct (i.e. capable of being distinct and separable from other promises in the contract). The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Excluded from the transaction price are sales tax and other similar taxes which are presented on a net basis.

In order to determine the stand-alone selling price, the Company conducts a periodic analysis to determine whether various goods or services have an observable stand-alone selling price as well as to identify significant changes to current stand-alone selling prices. If the Company does not have an observable stand-alone selling price for a particular good or service, then the stand-alone selling price for that particular good or service is estimated using an approach that maximizes the use of observable inputs. The Company’s process for determining stand-alone selling price requires judgment and considers multiple factors that are reasonably available and maximizes the use of observable inputs that may vary over time depending upon the unique facts and circumstances related to each performance obligation. The Company believes that this method results in an estimate that represents the price the Company would charge for the product offerings if they were sold separately.

Taxes, such as sales, value-added and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

Product Revenue

Product revenue is generated by the sale of instruments and consumable reagents predominantly through the Company’s direct sales force in the United States and in geographic regions outside the United States. The Company generally does not offer product return or exchange rights (other than those relating to defective goods under warranty) or price protection allowances to its customers. When an instrument is purchased by a customer, the Company recognizes revenue when the related performance obligation is satisfied (i.e. when the control of an instrument has passed to the customer). Revenue from the sale of consumables is recognized upon shipment to the customer. The Company’s perpetual software licenses generally have significant stand-alone functionality to the customer upon delivery and are considered to be functional intellectual property. The Company’s perpetual software licenses are considered distinct performance obligations, and revenue allocated to the software license is typically recognized upon provision of the license/software code to the customer (i.e., when the software is available for access and download by the customer).

Service and Other Revenue

Product sales of instruments include a service-based warranty typically for one year following the installation of the purchased instrument, and in many cases an extended warranty which generally have terms ranging from one to four additional years. These are separate performance obligations as they are service-based warranties and are recognized on a straight-line basis over the service delivery period. After completion of the service period, customers have an option to renew or extend the warranty services, typically for additional one-year periods in exchange for additional consideration. The extended warranties are also service-based warranties that represent separate purchasing decisions. The Company recognizes revenue allocated to the extended warranty performance obligation on a straight-line basis over the service delivery period. Revenue from separately charged installation services is recognized upon completion of the installation process. Additionally, the Company provides laboratory services, in which revenue is recognized as services are performed. For laboratory services, the Company generally uses the output method to measure the extent of progress towards completion of the performance obligation. For companion diagnostic development, the Company generally uses the cost-to-cost approach to measure the extent of progress towards completion of the performance obligation because the Company believes it best depicts the transfer of assets to the customer. Under the output method, the extent of progress towards completion is measured based on the value of the services transferred to date relative to the remaining services promised under the contract. Under the cost-to-cost measure approach, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred. The Company records shipping and handling billed to customers as service and other revenue and the related costs in cost of service and other revenue in the consolidated statements of operations.

In June 2022, the Company entered into a Companion Diagnostic Agreement (the “Acrivon Agreement”) with Acrivon Therapeutics, Inc. (“Acrivon”) to co-develop, validate, and commercialize Acrivon’s OncoSignature® test. On December 4, 2023, the Company amended the Acrivon Agreement, which expanded the scope of work and increased total development milestone payments to an aggregate of $17,250. Such amendment was accounted for as a modification to the existing contract. The Company is entitled to be paid through an upfront payment and at the achievement of certain developmental, commercial, and FDA milestones during the development, that could aggregate to $17,850. On October 25, 2024, the Company entered into the Fourth Amendment to the Acrivon Agreement with Acrivon, which added additional milestone payments totaling $3,000. In connection with such amendment, the Company granted a license of certain intellectual property to Acrivon. Such amendment was accounted for as a separate contract, as the Company concluded the contract modification was for additional goods and services that are distinct and at their standalone selling price. The $3,000 of consideration was recognized as point in time revenue in the fourth quarter of 2024. A portion of milestone payments from the Acrivon Agreement have been received from June 2022 through March 31, 2025.

The Acrivon Agreement is in the scope of ASC 606, Revenue from Contracts with Customers. The Company concluded that the Acrivon Agreement contains one performance obligation for certain development services, since the underlying elements are inputs to a single development service and are not distinct within the context of the contract. Additional development services in the Acrivon Agreement were deemed to be an option, due to certain contingencies with significant uncertainty. The Company will recognize revenue over time for the transaction price in an amount proportional to the expenses incurred and the total estimated expenses to satisfy its performance obligation.

The costs incurred by the Company under this arrangement are included as research and development expenses in the Company’s consolidated statements of operations as these costs are related to the development of new services and technology to be owned and offered by the Company.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by type of products, and between instrument warranty and service and other revenue, as it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The following table disaggregates the Company’s revenue by major source:

	Three months ended
	March 31, 2025	March 31, 2024
Revenue
Product revenue
Instruments	$5,030	$4,869
Consumables	6,944	7,001
Standalone software products	58	270
Total product revenue	$12,032	$12,140
Service and other revenue
Service and other revenue	$1,752	$3,383
Instrument warranty	2,855	2,827
Total service and other revenue	$4,607	$6,210
Total revenue	$16,639	$18,350

Significant Judgments

The Company’s contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together requires significant judgment. Once the Company determines the performance obligations, the Company determines the transaction price, which includes estimating the amount of variable consideration, based on the most likely amount, to be included in the transaction price, if any. The Company then allocates the transaction price to each performance obligation in the contract based on a relative standalone selling price method. The corresponding revenue is recognized as the related performance obligations are satisfied as discussed in the revenue categories above.

Judgment is required to determine the standalone selling price for each distinct performance obligation. The Company determines standalone selling price based on the price at which the performance obligation in the contract (i.e. instrument, service warranty, installation) would be sold separately. As the first-year warranty for each instrument is embedded in the instrument price, the amount allocated to the first-year warranty has been determined based on the separately identifiable price of the Company’s extended warranty offering when it is sold on a renewal basis.

If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and the expected costs and margin related to the performance obligations. Contracts in which only one performance obligation is identified (i.e., consumables and standalone software products) do not require allocation of the transaction price.

Contract Assets and Liabilities

The Company’s contract assets consist of revenues recognized, but not yet invoiced to customers for lab services, companion diagnostic development, and instruments. The Company classifies contract assets in accounts receivable. Contract assets are classified as current or noncurrent based on timing of when the Company expects to invoice the customer. The Company recorded $1,831, $4,023, and $1,276 in contract assets at March 31, 2025, December 31, 2024, and December 31, 2023, respectively.

The Company’s contract liabilities consist of upfront payments for service-based warranties on instrument sales, as well as lab services. The Company classifies contract liabilities associated with service based warranties in deferred revenue, and contract liabilities associated with lab services in accrued expenses. Contract liabilities are classified as current or noncurrent based on the timing of when the Company expects to service the warranty, or complete the lab services contract. At March 31, 2025, the Company recorded contract liabilities of $10,740, including $6,518 in deferred revenue, $2,782 in deferred revenue, net of current portion, and $1,440 in accrued expenses. At December 31, 2024, the Company recorded contract liabilities of $10,581, including $6,554 in deferred revenue, $3,063 in deferred revenue, net of current portion, and $964 in accrued expenses. At December 31, 2023, the Company recorded contract liabilities of $10,977, including $6,688 in deferred revenue, $3,193 in deferred revenue, net of current portion, and $1,096 in accrued expenses. During the three months ended March 31, 2025 and 2024, the Company recognized $1,770 and $2,723 of revenue, respectively, that was included as a contract liability as of December 31, 2024 and 2023, respectively.

Cost to Obtain and Fulfill a Contract

Under ASC 606, the Company is required to capitalize certain costs to obtain customer contracts and costs to fulfill customer contracts. These costs are required to be amortized to expense on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates, compared to previously being expensed as incurred. As a practical expedient, the Company recognizes any incremental costs to obtain a contract as an expense when incurred if the amortization period of the asset is one year or less. Capitalizable costs to obtain contracts, such as commissions, and costs to fulfill customer contracts were determined to be immaterial for the three months ended March 31, 2025 and 2024.

Stock-based compensation

The Company records stock-based compensation for awards granted to employees, non-employees, and to members of the Board of Directors of the Company (the “Board”) for their services on the Board based on the grant date fair value of awards issued, and the expense is recorded on a straight-line basis over the requisite service period, which is generally four years.

The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of stock options. The use of the Black-Scholes-Merton option-pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. The expected term was determined according to the simplified method, which is the average of the vesting tranche dates and the contractual term. Due to the lack of company-specific historical and implied volatility, the Company bases its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded, in combination with the Company’s historical volatility. For these analyses, companies with comparable characteristics are selected, including enterprise value and position within the industry, and with historical price information sufficient to meet the expected life of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the Company’s and the selected companies’ shares during the equivalent period of the calculated expected term of its stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility of its own stock price becomes available. The risk-free interest rate is determined by reference to the U.S. Treasury zero-coupon issues with remaining maturities similar to the expected term of the options. The Company has not paid, and does not anticipate paying, cash dividends on shares of common stock; therefore, the expected dividend yield is assumed to be zero.

For restricted stock units (“RSUs”) issued under the Company’s stock-based compensation plans, the fair value of each grant is calculated based on the Company’s stock price on the date of grant.

The Company has elected to account for forfeitures as they occur; any compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition will be reversed in the period of the forfeiture.

Refer to Note 13 – Stock compensation plans for further details on the Company’s stock-based compensation plans.

Net loss per share attributable to common stockholders

Basic and diluted net loss per common share outstanding is determined by dividing net loss by the weighted average common shares outstanding during the period. For purposes of the diluted net loss per share calculations, stock options, and unvested restricted stock units, are considered to be potentially dilutive securities, but are excluded from the diluted net loss per share because their effect would be anti-dilutive and therefore basic and diluted net loss per share were the same for all periods presented.

Comprehensive loss

Components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. Other comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net loss and other comprehensive loss are reported net of any related tax effect to arrive at comprehensive loss. Comprehensive loss includes net loss as well as other changes in stockholders’ (deficit) equity that result from transactions and economic events other than those with stockholders which for the three months ended March 31, 2025 and 2024 consist of unrealized loss on marketable securities.

Marketable securities

Marketable securities represent holdings of available-for-sale marketable debt securities in accordance with the Company’s investment policy. Short-term marketable securities mature within one year from the balance sheet date while long-term marketable securities mature after one year. Investments in marketable securities are recorded at fair value, with any unrealized gains and losses reported within accumulated other comprehensive loss as a separate component of stockholders’ equity until realized or until a determination is made that an other-than-temporary decline in market value has occurred. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are reflected as a component of interest income. Interest on securities sold is determined based on the specific identification method and reflected as interest income. Any realized gains or losses on the sale of investment are reflected as realized (loss) gain on investments.

Recent accounting standards

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (Jobs Act). The Jobs Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to avail itself of this extended transition period and, as a result, the Company will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Recently issued but not yet adopted accounting standards

In December 2023, the FASB issued ASC Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances income tax disclosure requirements by requiring public entities to provide additional information in its tax rate reconciliation and additional disclosures about income taxes paid. The update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance and the amendments in this update should be applied prospectively, but entities have the option to apply it retrospectively. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of this standard on its disclosure of consolidated statement of operations.

(4) Significant risks and uncertainties including business and credit concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, and receivables. The Company’s cash equivalents are held by large, credit worthy financial institutions. Marketable securities consist of short-term investments. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. Deposits in these banks generally exceed federally insured limits. To date, the Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Accounts receivable are recorded net of an allowance for credit losses. The allowance for credit losses is developed using historical collection experience, current and future economic and market conditions, and a review of the status of customers’ accounts receivable. The Company had an allowance for credit losses of $1,015 and $960 at March 31, 2025 and December 31, 2024, respectively.

For the three months ended March 31, 2025 and 2024, no single customer accounted for more than 10% of revenue. One customer accounted for 13% and 27% of accounts receivable at March 31, 2025 and December 31, 2024, respectively.

(5) Fair value of financial instruments

The Company measures the following financial liabilities at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during any of the periods presented.

The following tables set forth the Company’s financial assets and liabilities carried at fair value categorized using the lowest level of input applicable to each financial instrument as of March 31, 2025 and December 31, 2024:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash equivalents	$18,073	$18,073	$—	$—
U.S Treasury securities	7,187	—	7,187	—
Total Assets	$25,260	$18,073	$7,187	$—

Liabilities:
Contingent consideration – Short term portion	$513	$—	$—	$513
Contingent consideration – Long term portion	3,472	—	—	3,472
Total Liabilities	$3,985	$—	$—	$3,985

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash equivalents	$8,124	$8,124	$—	$—
U.S Treasury securities	20,783	—	20,783	—
Commercial paper	2,478	—	2,478	—
Total Assets	$31,385	$8,124	$23,261	$—

Liabilities:
Contingent consideration – Long term portion	$3,871	$—	$—	$3,871
Total Liabilities	$3,871	$—	$—	$3,871

The following is a summary of cash equivalents and marketable securities as of March 31, 2025 and December 31, 2024:

	March 31, 2025
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Cash equivalents	$18,073	$—	$—	$18,073
Marketable securities (due in one year or less):
U.S Treasury securities	7,188	—	(1)	7,187
Total marketable securities due in one year or less	7,188	—	(1)	7,187
Total cash equivalents and marketable securities	$25,261	$—	$(1)	$25,260

	December 31, 2024
		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Cash equivalents	$8,124	$—	$—	$8,124
Marketable securities (due in one year or less):
U.S Treasury securities	20,776	7	—	20,783
Commercial paper	2,478	—	—	2,478
Total marketable securities due in one year or less	23,254	7	—	23,261
Total cash equivalents and marketable securities	$31,378	$7	$—	$31,385

The Company held two debt securities at March 31, 2025 classified as marketable securities with original maturity dates greater than three months that were in an unrealized loss position for less than twelve months. The fair market value of these securities was $7,187. The Company evaluated its securities for other-than-temporary impairments based on quantitative and qualitative factors. The Company considered the decline in market value for these securities to be primarily attributable to current economic and market conditions. It is not more likely than not that the Company will be required to sell these securities, and the Company does not intend to sell these securities before the recovery of their amortized cost basis. Based on its analysis, the Company does not consider these investments to be other-than-temporarily impaired as of March 31, 2025.

The Company had no material realized gains or losses on its available-for-sale securities for the three months ended March 31, 2025 and 2024.

The Company’s recurring fair value measurements using Level 3 inputs relate to the Company’s contingent consideration liability. In those circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments the Company expects to make as of the acquisition date. The Company re-measures this liability each reporting period and records changes in the fair value through changes in fair value of contingent consideration on the Company’s consolidated statements of operations. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue.

The recurring Level 3 fair value measurements of the Company’s contingent consideration liability include the following significant unobservable inputs:

	Fair Value	Fair Value
	as of	as of
	March 31,	December 31,	Valuation	Unobservable
Contingent Consideration Liability	2025	2024	Technique	Inputs
Revenue-based Payments	$3,985	$3,871	Discounted Cash Flow Analysis under the Income Approach	Revenue discount factor, discount rate

(6) Property and equipment, net

Property and equipment consists of the following:

	Estimated Useful	March 31,	December 31,
	Life (Years)	2025	2024
Furniture and fixtures	7	$411	$378
Computers, laptop and peripherals	5	5,200	5,193
Laboratory equipment	5	8,071	7,734
Leasehold improvements	Shorter of the lease life or 7	5,283	5,245
Total property and equipment		18,965	18,550
Less: Accumulated depreciation		(12,045)	(11,347)
Property and equipment, net		$6,920	$7,203

There was no impairment related to property and equipment for the three months ended March 31, 2025. For the three months ended March 31, 2024, the Company recorded $902 in impairment related to leasehold improvements, furniture and fixtures, and laboratory equipment associated with its exit of office and laboratory space in Menlo Park, California. Please refer to Note 20 – Leases for further discussion.

Depreciation expense relating to property and equipment charged to operations was $615 and $716 for the three months ended March 31, 2025 and 2024, respectively. Depreciation expense relating to property and equipment charged to cost of sales was $83 and $156 for the three months ended March 31, 2025 and 2024, respectively.

Demo inventory consists of the following:

	Estimated	March 31,	December 31,
	Life (Years)	2025	2024
Demo inventory – gross	3	$5,074	$5,152
Less: Accumulated depreciation		(3,955)	(3,816)
Demo inventory, net		$1,119	$1,336

Depreciation expense relating to demo equipment charged to operations was $168 and $252 for the three months ended March 31, 2025 and 2024, respectively.

(7) Allowance for credit losses

The Company is exposed to credit losses primarily through sales of products and services. The Company’s expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of customers’ trade accounts receivable. Due to the short-term nature of such receivables, the estimated accounts receivable that may not be collected is based on aging of the accounts receivable balances.

The Company evaluates contract terms and conditions, country, and political risk, and may require prepayment to mitigate risk of loss. Specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company monitors changes to the receivables balance on a timely basis, and balances are written off as they are determined to be uncollectable after all collection efforts have been exhausted.

As of March 31, 2025, the Company’s accounts receivable balance was $11,742, net of $1,015 of allowance for credit losses. The following table provides a roll-forward of the allowance for credit losses for the three months ended March 31, 2025 that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected.

Balance as of December 31, 2024	$960
Change in provision	55
Balance as of March 31, 2025	$1,015

The following table provides a roll-forward of the allowance for credit losses for the three months ended March 31, 2024 that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected.

Balance as of December 31, 2023	$45
Change in provision	375
Balance as of March 31, 2024	$420

(8) Inventories, net

Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of its inventories, which includes amounts related to materials, direct labor and manufacturing overhead, using the average cost method. The Company analyzes its inventory levels on each reporting date for excess and obsolete inventory. The Company’s analysis requires judgment and is based on factors including, but not limited to, recent historical activity, anticipated or forecasted demand for its products, and market conditions. The Company writes down any excess and obsolete inventories to their realizable value in the period in which the impairment is first identified. Shipping and handling costs incurred for inventory purchases are capitalized and recorded upon sale within the cost of goods sold in the consolidated statements of operations.

Inventories, net consisted of the following:

	March 31,	December 31,
	2025	2024
Raw materials	$3,415	$3,510
Finished goods	19,438	20,811
Total inventories, net	$22,853	$24,321

(9) Intangible assets

Intangible assets as of March 31, 2025 are summarized as follows:

		Accumulated		Useful Life
	Cost	Amortization	Net	(in years)
Customer relationships	$11,800	$(5,120)	$6,680	15
Developed technology	8,300	(4,500)	3,800	12
Licenses	213	(188)	25	15
Trade names and trademarks	6,300	(4,412)	1,888	12
Capitalized software	3,377	(1,925)	1,452	5
Total intangible assets	$29,990	$(16,145)	$13,845

Intangible assets as of December 31, 2024 are summarized as follows:

		Accumulated		Useful Life
	Cost	Amortization	Net	(in years)
Customer relationships	$11,800	$(4,921)	$6,879	15
Developed technology	8,300	(4,327)	3,973	12
Licenses	213	(187)	26	15
Trade names and trademarks	6,300	(4,205)	2,095	12
Capitalized software	3,377	(1,791)	1,586	5
Total intangible assets	$29,990	$(15,431)	$14,559

Total amortization expense was $714 and $713 for the three months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, the amortization expense related to identifiable intangible assets in future periods is expected to be as follows:

2025 remaining	$2,139
2026	2,822
2027	1,956
2028	1,761
2029	1,608
Thereafter	3,559
Total	$13,845

(10) Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	March 31,	December 31,
	2025	2024
Payroll and compensation	$3,051	$4,414
Current portion of contingent consideration	1,926	1,382
Inventory purchases	77	319
Customer deposits	1,068	964
Accrued interest	726	741
Accrued legal	2,794	1,369
Other accrued expenses	1,930	1,659
Total accrued expenses and other current liabilities	$11,572	$10,848

(11) Debt

Term Loan Agreements

In October 2020, the Company entered into the Midcap Trust Term Loan with Midcap Financial Trust, for a $37,500 credit facility, consisting of a senior, secured term loan. The Company received $32,500 in aggregate proceeds as a result of the debt financing.

The Midcap Trust Term Loan initially provided for an interest only term for 36 months followed by 24 months of straight-line amortization. Interest on the outstanding balance of the Midcap Trust Term Loan was originally to be payable monthly in arrears at an annual rate of one-month LIBOR plus 6.35%, subject to a LIBOR floor of 1.50%. Under the original terms of the loan, at the time of final payment, the Company would be required to pay Midcap Financial Trust a final payment fee of 5.00% of the amount borrowed under the Midcap Trust Term Loan. Additionally, the original terms of the Midcap Trust Term Loan provided that if the loan was prepaid prior to the end of the term, the Company would be required to pay to Midcap Financial Trust a fee as compensation for the costs of being prepared to make funds available in an amount determined by multiplying the amount being prepaid by (i) three percent (3.00%) in the first year, two percent, (2.00%) in the second year and one percent (1.00%) in the third year and thereafter.

On March 21, 2022, the Company entered into Amendment No. 1 to the Midcap Trust Term Loan, which amended certain provisions to permit certain additional debt and capital leases.

On June 1, 2022, the Company entered into Amendment No. 2 (“Amendment No. 2”) to the Midcap Trust Term Loan, which permitted the draw of a second tranche of $10,000, and a third tranche of $10,000, which were drawn on June 1, 2022, and September 30, 2022, respectively. Amendment No. 2 also delayed the amortization start dates for the outstanding loan amounts from November 1, 2023 until April 1, 2025, at which point the Company would be required to repay the principal amounts in seven equal monthly installments until the maturity date. Finally, Amendment No. 2 amended the interest rate payable on the term loan to apply an interest rate equal to the Secured Overnight Financing Rate (“SOFR”) rate (with a floor of 1.61448%) plus 6.35%. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged. In connection with Amendment No. 2, the Company agreed to pay a $75 commitment fee as well as a 0.25% fee upon the funding of each of the second tranche and third tranche amounts. The Company accounted for Amendment No. 2 as a modification pursuant to ASC 470-50.

On November 7, 2022, the Company entered into Amendment No. 3 (“Amendment No. 3”) to the Midcap Trust Term Loan, which permitted the draw of two additional tranches, each totaling $11,250, which were drawn on November 7, 2022, and December 22, 2023, respectively. Amendment No. 3 also delayed the amortization start dates for the outstanding loan amounts from April 1, 2025 until December 1, 2025 (subject to further extension upon certain conditions), at which point the Company would be required to repay the principal amounts in equal monthly installments until the new maturity date of November 1, 2027, which was extended pursuant to Amendment No. 3. In addition, Amendment No. 3 amended the interest rate payable on the term loan to apply an interest rate equal to the SOFR rate (with a floor of 2.50%) plus 6.80%, and reset the call protection to begin as of November 7, 2025. Finally, Amendment No. 3 provided for a commitment fee of $74 that was paid on November 7, 2022 on the new tranche amounts and an exit fee of 4.75%. As part of Amendment No. 3, the Company paid $779 for the accrued amount of the final payment fee. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged. The Company accounted for Amendment No. 3 as a modification pursuant to ASC 470-50.

In July 2024, the Company entered into Amendment No. 4 (“Amendment No. 4”) to the Midcap Trust Term Loan, which amended certain affirmative financial covenants.

In November 2024, the Company entered into Amendment No. 5 (“Amendment No. 5”) to the Midcap Trust Term Loan, effective as of September 30, 2024, which amended certain affirmative financial covenants. Amendment No. 5 also extended the interest only period from December 1, 2025 until March 1, 2026 (subject to further extension upon certain conditions), at which point the Company must repay the principal amounts in equal monthly installments until the maturity date of November 1, 2027. Finally, Amendment No. 5 increased the exit fee from 4.75% to 6.25%. The Company accounted for Amendment No. 5 as a modification pursuant to ASC 470-50.

On May 12, 2025, the Company entered into Amendment No. 6 (“Amendment No. 6”) to the Akoya Existing Loan Documents, pursuant to which, among other things, Midcap Financial Trust, as agent, waived existing events of default as of March 31, 2025 and through the date of Amendment No. 6 and the parties amended certain affirmative financial covenants. Additionally, Amendment No. 6 includes certain additional restrictive covenants, including a prohibition on amending or modifying the Merger Agreement in a manner that is reasonably expected to be materially adverse to Midcap’s interest without Midcap Financial Trust’s consent. Substantially all other term and conditions, and covenants of the Akoya Existing Loan Documents remain unchanged.

The Company was not in compliance with certain covenants at March 31, 2025 under the Akoya Existing Loan Documents. After giving effect to Amendment No. 6, the Company is in compliance with all covenants under the Akoya Existing Loan Documents as of March 31, 2025 and through the date Akoya’s consolidated financial statements for the period ended March 31, 2025 were issued.

The interest rate was 11.24% at March 31, 2025. A final payment fee of $4,688 is due upon the earlier to occur of the maturity date, or prepayment of such borrowings.

Given that the Company does not expect to maintain compliance with certain financial covenants under the Akoya Existing Loan Documents at July 31, 2025 in the event the Merger is not consummated, the Company has classified the Akoya Existing Loan Documents as a current liability in its consolidated balance sheet as of March 31, 2025.

For the three months ended March 31, 2025 and 2024, the Company recorded $276 and $186, respectively, related to the amortization of the final payment fee associated with the Akoya Existing Loan Documents.

Debt consists of the following:

	March 31,	December 31,
	2025	2024
Midcap Trust Term Loan	$75,000	$75,000
Unamortized debt discount	(302)	(331)
Accretion of final fee	1,789	1,513
Total debt, net	76,487	76,182
Less amount included as short-term	(76,487)	—
Long-term debt, net	$—	$76,182

(12) Stockholder’s (deficit) equity

The Company’s Amended and Restated Certificate of Incorporation authorizes it to issue 500,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. Each share of the Company’s common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board, subject to the prior rights of holders of all classes of stock outstanding. As of March 31, 2025 and December 31, 2024, a total of 49,836,931 and 49,572,122 shares of common stock were issued and outstanding, respectively, and 13,139,590 and 10,925,793 shares of common stock were reserved for issuance upon the exercise of stock options and vesting of restricted stock, respectively, including 5,731,276, and 3,191,674, respectively, of shares available for issuance under the 2021 Equity Incentive Plan.

On November 7, 2022, the Company entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Piper Sandler & Co. (“Piper Sandler”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, shares of its common stock, par value $0.00001 per share (the “Common Stock”), having an aggregate offering price of up to $50,000 through Piper Sandler as its sales agent. Subject to the terms and conditions of the Equity Distribution Agreement, Piper Sandler may sell the shares by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made through The Nasdaq Global Select Market (“Nasdaq”), on any other existing trading market for the Common Stock, to or through a market maker, or, if expressly authorized by the Company, in privately negotiated transactions. The Company or Piper Sandler may terminate the Equity Distribution Agreement upon notice to the other party and subject to other conditions. The Company will pay Piper Sandler a commission equal to 3.0% of the gross proceeds of any Common Stock sold through Piper Sandler under the Equity Distribution Agreement and has provided Piper Sandler with customary indemnification rights. As of March 31, 2025 and December 31, 2024, the Company has not sold any shares of common stock under the ATM program.

Issuance costs incurred related to the Equity Distribution Agreement are classified as current assets on the consolidated balance sheet at March 31, 2025 and December 31, 2024.

(13) Stock compensation plans

2021 Equity Incentive Plan

On March 24, 2021, the Board, and on April 8, 2021, the Company’s stockholders, approved and adopted the 2021 Equity Incentive Award Plan (the “2021 Plan”). The 2021 Plan became effective immediately prior to the closing of the IPO. Under the 2021 Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash-based awards to individuals who are then employees, officers, directors or consultants of the Company. A total of 1,727,953 shares of common stock were approved to be initially reserved for issuance under the 2021 Plan. The number of shares under the Company’s 2015 Equity Incentive Plan (the “2015 Plan”) subject to outstanding awards as of the effective date of the 2021 Plan that are subsequently canceled, forfeited or repurchased by the Company were added to the shares reserved under the 2021 Plan. In addition, the number of shares of common stock available for issuance under the 2021 Plan will be automatically increased on the first day of each calendar year during the term of the 2021 Plan, beginning with January 1, 2022 and ending with January 1, 2030, by an amount equal to 5% of the outstanding number of shares of the Company’s common stock on December 31st of the preceding calendar year or such lesser amount as determined by the Board.

2015 Equity Incentive Plan

The 2015 Plan was established for granting stock incentive awards to directors, officers, employees and consultants to the Company. The 2015 Plan provided for the grant of incentive and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units as determined by the Board. Under the 2015 Plan, stock options were generally granted with exercise prices equal to or greater than the fair value of the common stock as determined by the Board, expired no later than 10 years from the date of grant, and vested over various periods not exceeding four years. While no shares are available for future issuance under the 2015 Plan, it continues to govern outstanding equity awards granted thereunder.

Stock Options

During the three months ended March 31, 2025, no options were granted by the Company. During the three months ended March 31, 2024, the Company granted options with an aggregate fair value of $2,709, which are being recorded as compensation expense over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), volatility of the Company’s common stock and an assumed-risk-free interest rate.

During the three months ended March 31, 2024, the Company granted options to purchase 730,000 shares of common stock at a weighted average fair value of $3.71 per share and a weighted average exercise price of $5.35 per share. For the three months ended March 31, 2024, the fair values were estimated using the Black-Scholes valuation model using the following weighted-average assumptions:

Three months ended
March 31,
2024
Weighted-average risk-free interest rate	4.3%
Expected dividend yield	—%
Expected volatility	75.7%
Expected term	6.1 years

Restricted Stock Units

During the three months ended March 31, 2025 and 2024, the Company granted RSUs with an aggregate fair value of $199 and $5,482, respectively, which are being recorded as compensation expense over the requisite service period. The fair value of each grant is calculated based on the Company’s stock price on the date of grant. During the three months ended March 31, 2025, the Company granted 93,092 RSUs at a weighted average fair value of $2.14 per share. During the three months ended March 31, 2024, the Company granted 1,025,951 RSUs at a weighted average fair value of $5.34 per share.

Stock-Based Compensation

Stock-based compensation related to the Company’s stock-based awards was recorded as an expense and allocated as follows:

	Three months ended
	March 31,
	2025	2024
Cost of goods sold	$82	$74
Selling, general and administrative	1,769	2,140
Research and development	395	352
Total stock-based compensation	$2,246	$2,566

On November 19, 2024, the Board approved a stock option repricing wherein the exercise price of each Eligible Option was reduced to the price of the Company’s common stock as of the market close on November 19, 2024, or $2.16 per share. “Eligible Option” is defined as all outstanding stock options to acquire shares of the Company’s common stock that were issued to active employees of the Company who hold the title of Senior Vice President or below (not a non-employee member of the Board or a consultant) as of November 19, 2024, in which the original exercise price is above the closing price as of November 19, 2024. All outstanding options remain outstanding in accordance with their current terms and conditions. Such repricing is contingent upon the earlier of one year of service, or through November 19, 2025, or a change in control. The stock option repricing resulted in incremental stock-based compensation expense of $830, which will be recognized over a weighted average period of 4.7 years. Incremental stock-based compensation expense of $157 was recognized in the first quarter of 2025.

As of March 31, 2025, there was $4,707 of total unrecognized compensation cost related to unvested stock options that is expected to be recognized over a remaining weighted-average period of 2.0 years.

As of March 31, 2025, there was $8,473 of total unrecognized compensation cost related to unvested RSUs that is expected to be recognized over a remaining weighted-average period of 2.2 years.

(14) Employee stock purchase plan

On March 24, 2021, the Board and on April 8, 2021, the Company’s stockholders approved and adopted the 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP became effective in connection with the closing of the Company’s IPO. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. A total of 172,795 shares of common stock were approved to be initially reserved for issuance under the ESPP. In addition, the number of shares of common stock available for issuance under the ESPP will be automatically increased on the first day of each calendar year during the first ten-years of the term of the ESPP, beginning with January 1, 2022 and ending with January 1, 2030, by an amount equal to 0.5% of the outstanding number of shares of the Company’s common stock on December 31st of the preceding calendar year or such lesser amount as determined by the Board. No shares have been issued under the ESPP at March 31, 2025 and December 31, 2024, respectively.

(15) Income taxes

During the three months ended March 31, 2025 and 2024, the Company recorded a tax provision of $48 and $63, respectively. The tax provision consists primarily of foreign income taxes and state taxes in the United States. The provision differs from the U.S. federal statutory rate of 21% primarily due to the full valuation allowance recorded against the U.S. deferred tax assets, including the current year to date losses. The Company maintains a valuation allowance against its U.S. deferred tax assets as the Company believes it is more likely than not the deferred tax assets will not be realized.

(16) Commitments and contingencies

License Agreements

In September 2018, in connection with the acquisition of the QPS division of PKI (subsequently known as Revvity), the Company entered into a License Agreement with PKI, pursuant to which PKI granted the Company an exclusive, nontransferable, sublicensable license under certain patent rights to make, use, import and commercialize QPS products and services. The Company is required to pay royalties on net sales of products and services that are covered by patent rights under the agreement at a rate ranging from 1.0% to 7.0%. As of the acquisition date, the Company accounted for the future potential royalty payments as contingent consideration. This contingent consideration is subject to remeasurement. The Company recorded approximately $513 and $1,382 of accrued royalties for projected net sales in 2025, and actual net sales in 2024, as of March 31, 2025 and December 31, 2024, respectively. Such amounts are payable in the first quarter of 2026 and 2025, respectively.

Changes in the fair value of the Company’s long-term portion of the contingent consideration liability during the three months ended March 31, 2025 and 2024 were as follows:

Balance as of December 31, 2024	$3,871
Reclassification of FY 2025 payment to accrued expenses	(545)
Change in contingent consideration value	146
Balance as of March 31, 2025	$3,472

Balance as of December 31, 2023	$5,765
Reclassification of FY 2024 payment to accrued expenses	(1,929)
Change in contingent consideration value	179
Balance as of March 31, 2024	$4,015

(17) Net loss per share attributable to common stockholders

Potentially issuable shares of common stock include shares issuable upon the exercise of outstanding employee stock option awards. Awards granted with performance conditions are excluded from the shares used to compute diluted earnings per share until the performance conditions associated with the awards are met.

The following table sets forth the computation of basic and diluted earnings per common share:

	Three months ended
	March 31,
	2025	2024
Net loss	$(15,652)	$(23,484)
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	49,664,515	49,188,170
Basic and diluted net loss per common share outstanding	$(0.32)	$(0.48)

The Company’s potential dilutive securities, which include stock options, and unvested restricted stock units, have been excluded from the computation of diluted net loss per share attributable to common stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	March 31,
	2025	2024
Outstanding stock options	5,250,419	6,290,879
Unvested restricted stock units	2,157,895	2,034,945
Total	7,408,314	8,325,824

(18) Segments

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker (the “CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM, the Company’s chief executive officer, reviews and evaluates consolidated net loss for purposes of assessing performance, making operating decisions, allocating resources and planning and forecasting for future periods. The CODM views the Company’s operations and manages its business as a single operating segment. Accordingly, the Company has a single reportable segment structure. The measure of segment assets is reported on the balance sheet as total assets. The Company’s principal operations and decision-making functions are located in the United States.

In accordance with ASC 2023-07, Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures, the following table presents the segment revenue and significant expense categories included within the Company’s segment’s measure of loss for the three months ended March 31, 2025 and 2024:

	Three months ended
	March 31,
($ in thousands)	2025	2024
Revenue	16,639	18,350
Less:
Cost of goods sold, excluding depreciation, amortization, and stock-based compensation	6,615	9,652
Operating expenses - compensation and benefits	9,833	15,013
Operating expenses - outside services	5,493	2,189
Other segment items(a)	3,920	5,314
Depreciation and right-of-use amortization	1,084	1,338
Amortization of intangibles	714	713
Stock-based compensation	2,246	2,566
Change in fair value of contingent consideration	146	179
Impairment	—	2,971
Interest expense	2,492	2,612
Interest income	(313)	(937)
Other expense, net	13	161
Provision for income taxes	48	63
Net loss	$(15,652)	$(23,484)
(a)	Other segment items included in net loss includes insurance, rent and utilities, repairs & maintenance, IT, lab supplies, travel & entertainment, allowance for credit losses, and other overhead expenses.

The following table provides the Company’s revenues by geographical market based on the location where the services were provided or to which product was shipped:

	Three months ended
	March 31,
	2025	2024
North America	$10,138	$10,124
APAC	2,585	3,270
EMEA	3,916	4,956
Total Revenue	$16,639	$18,350

	Three months ended
	March 31,
	2025	2024
North America	61%	55%
APAC	15%	18%
EMEA	24%	27%
Total Revenue	100%	100%

North America includes the United States and related territories, as well as Canada. APAC also includes Australia. For the three months ended March 30, 2025 and 2024, the Company had no countries outside of the United States with more than 10% of total revenue.

As of March 31, 2025 and December 31, 2024, substantially all of the Company’s long-lived assets are located in the United States.

(19) Related party transactions

Argonaut Manufacturing Services Inc. (“AMS”) is a portfolio company of Telegraph Hill Partners, which holds greater than 5% of the Company’s total outstanding shares. During the three months ended March 31, 2025 and 2024, the Company incurred costs of goods sold of approximately $0 and $1,673, respectively, related to sales of consumables manufactured by and shipped from AMS. During the three months ended March 31, 2025, the Company incurred research and development expenses of approximately $127 with AMS. As of March 31, 2025 and December 31, 2024, the Company had $173 and $581 in accounts payable, respectively, due to AMS.

One of the Company’s officers is a member of the board of directors of a software-as-a-service provider, who provides software development services to the Company, which are utilized for research purposes. During the three months ended March 31, 2025 and 2024, the Company incurred research and development expenses of $295 and $135, respectively, with such provider. As of March 31, 2025 and December 31, 2024, the Company had $178 and $206 in accounts payable, respectively, due to such provider.

(20) Leases

There were no ROU asset or leasehold improvement impairments recorded in the three months ended March 31, 2025.

In the first quarter of 2024, the Company ceased use of its leased facility in Menlo Park, California with the intention to either sublease or exit the vacant space to recover a portion of the total lease costs. The Company’s cease use of its leased facilities required an impairment assessment and the related right-of-use (“ROU”) assets and property and equipment became their own asset group. The impairment analysis evaluated the present value of net cash flows under the original lease and the estimated cash flows under estimated subleases to identify any potential impairment amount. The impairment assessment considered all industry and economic factors such as rental rates, interest rates, and recent real estate activities to estimate the net cash flows analysis and impairment amount.

The above assessments resulted in the Company recording an impairment charge of $2,971 during the three months ended March 31, 2024, which was recorded in impairment on the consolidated statements of operations. For the three months ended March 31, 2024, impairment charges included $2,069 impairment of ROU assets, and $902 impairment of property and equipment, respectively.

After recording impairments for the three months ended March 31, 2024, the carrying value of ROU assets and related property and equipment for the facility not being used was $2,115.

In June 2024, the Company signed a thirty-five month sublease agreement for a portion of its leased facility in Menlo Park, California. In connection with this agreement, the Company received a security deposit totaling $40, which is recorded as a component of long-term liabilities in the consolidated balance sheet. The lease commencement date was July 2024.

The Company is a lessee under operating leases of offices, warehouse space, laboratory space, and auto leases, and financing leases of computer equipment and staining equipment.

Some leases include an option to renew, with renewal terms that can extend the lease term by five years. The exercise of lease renewal options is at the Company’s sole discretion. None of these options to renew are recognized as part of the Company’s ROU asset or lease liability as of March 31, 2025, as renewal was determined to not be reasonably assured.

The table below summarizes the Company’s lease costs for the three months ended March 31, 2025 and 2024:

		Three months ended March 31,
Lease Costs	Classification	2025	2024
Finance lease cost:
Amortization of right-of-use assets	Cost of service and other revenue	$70	$89
Amortization of right-of-use assets	Selling, general and administrative	12	41
Amortization of right-of-use assets	Research and development	136	84
Interest on lease liabilities	Interest expense, net	33	34
Operating lease cost:
Sublease income	Selling, general and administrative	(110)	—
Rent expense	Cost of product revenue	26	28
Rent expense	Selling, general and administrative	498	706
Total lease cost		$665	$982

As of March 31, 2025, future minimum commitments under ASC 842 under the Company’s operating leases were as follows:

Maturity of operating lease liabilities	As of March 31, 2025
2025 remaining	$2,101
2026	2,615
2027	1,104
2028	436
2029	449
Thereafter	113
Total lease payments	$6,818
Less: discount to lease payments	(704)
Total operating lease liabilities	$6,114

As of March 31, 2025, future minimum commitments under ASC 842 under the Company’s financing leases were as follows:

Maturity of financing lease liabilities	As of March 31, 2025
2025 remaining	$422
2026	430
2027	383
2028	60
Total lease payments	$1,295
Less: discount to lease payments	(173)
Total financing lease liabilities	$1,122

The table below summarizes the weighted-average remaining lease term (in years), the weighted-average incremental borrowing rate (in percentages), as well as supplemental cash flow information related to leases for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
Lease Term, Discount Rates, and Other	2025		2024
Weighted average remaining lease term
Operating leases	2.9	years	3.6	years
Financing leases	2.6	years	3.0	years
Weighted average incremental borrowing rate
Operating leases	7.85%		7.85%
Financing leases	11.46%		9.90%
Cash payments of amounts included in lease liabilities
Operating cash flows from operating leases	$670		$718
Operating cash flows from finance leases	33		34
Financing cash flows from finance leases	180		181

(21) Reduction in force

In January of 2024, the Company initiated a workforce reduction in connection with certain operating expense cost savings initiatives implemented by the Company, including the consolidation of its facilities and the exit of its Menlo Park, California leased facility as discussed in Note 20 – Leases. This workforce reduction was substantially completed by the end of the first quarter of 2024.

During the three months ended March 31, 2024, the Company recorded $1,257 for charges related to this workforce reduction, and $140 of employee and equipment relocation costs associated with the Menlo Park, California exit, respectively, which were recorded in restructuring on the consolidated statements of operations. As of March 31, 2025, none of these workforce reduction charges remain unpaid.

In July 2024, the Company initiated a workforce reduction in connection with certain operating expense cost savings initiatives. This workforce reduction was substantially completed by the end of the third quarter of 2024.

During the three months ended September 30, 2024, the Company recorded $1,690 for charges related to this workforce reduction, which were recorded in restructuring on the consolidated statements of operations. As of March 31, 2025, $19 of these workforce reduction charges remain unpaid.

(22) Subsequent events

The Company has evaluated subsequent events from the consolidated balance sheet date through May 12, 2025, which is the date the consolidated financial statements were issued.

Annex A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

QUANTERIX CORPORATION

WELLFLEET MERGER SUB, INC.

and

AKOYA BIOSCIENCES, INC.

Dated as of April 28, 2025

Schedules and Exhibits

Schedule 2.15 – Corporate Governance Matters

Exhibit A – Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (as amended, modified or supplemented from time to time in accordance with its terms, this “Agreement” or this “Amended and Restated Agreement”) is dated as of April 28, 2025 (the “Execution Date”), by and among Quanterix Corporation, a Delaware corporation (“Parent”), Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Akoya Biosciences, Inc., a Delaware corporation (“Company”), and amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of January 9, 2025 (the “Original Execution Date”), by and among Parent, Merger Sub and the Company (the “Original Merger Agreement”). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE 1 below.

WHEREAS, Parent, Merger Sub and the Company entered into the Original Merger Agreement on the Original Execution Date;

WHEREAS, Parent, Merger Sub and the Company desire to amend and restate the Original Merger Agreement in its entirety on the terms and subject to the conditions set forth herein;

WHEREAS, the Parent Board and the Company Board have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company engage in the transactions contemplated by this Agreement, subject to the terms and conditions set forth herein;

WHEREAS, the Parent Board has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, on the terms and subject to the conditions set forth in this Agreement; and (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, are fair to, and in the best interests of, Parent and the Parent Stockholders;

WHEREAS, the Company Board has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders; (c) resolved to recommend the adoption of this Agreement to the Company Stockholders, on the terms and subject to the conditions set forth in this Agreement (the “Company Recommendation”); and (d) directed that this Agreement be submitted to the Company Stockholders for adoption;

WHEREAS, the Merger Sub Board has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub; (c) resolved to recommend the adoption of this Agreement to the sole stockholder of Merger Sub, on the terms and subject to the conditions set forth in this Agreement; and (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, (a) certain of the Company Stockholders who are party to that certain Voting and Support Agreement dated as of the Original Execution Date, among such Company Stockholders and Parent (the “Existing Company Stockholder Voting Agreement”), provided their written consent to the entry into this Agreement and the modifications to the Original Merger Agreement as effected in this Agreement and confirmed that the Existing Company Stockholder Voting Agreement shall continue in effect in accordance with its own terms following the entry into of this Agreement, and (b) certain of the Company Stockholders are entering into a Voting and Support Agreement with Parent (the “Additional Company Stockholder Voting Agreement” and, together with the Existing Company Stockholder Agreement, the Company Stockholder Voting Agreements), pursuant to which such Company Stockholders will, among other things, vote their Company Shares in favor of the adoption of this Agreement and take certain other actions in furtherance of the transactions contemplated hereby, in each case, subject to the terms and conditions thereof; and

WHEREAS, concurrently with the execution and delivery of the Original Merger Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Original Merger Agreement and this Agreement, certain Company Stockholders entered into an agreement with Parent (each, a “Company Stockholder Lock-Up Agreement”), pursuant to which each such Company Stockholder, among other things, agreed not to effect any sale or other transfer of any Parent Shares held by such Company Stockholder during the lock-up period described therein, in each case, subject to the terms and conditions thereof.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

ARTICLE 1

DEFINITIONS

1.01Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.04(a).

“Acquisition Proposal” means, with respect to any party hereto, any proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions (other than the transactions contemplated by this Agreement) involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Affiliates); (b) direct or indirect issuance, acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Affiliates); or (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization or other similar transaction that if consummated would result in any Person or group of Persons (other than a party hereto or any of its Affiliates) beneficially owning twenty percent (20%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole or (d) any combination of the foregoing clauses (a) through (c).

“Action” means any claim, demand, notice, action, suit, arbitration, proceeding, audit or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Body.

“Additional Company Stockholder Voting Agreement” has the meaning set forth in the Recitals.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Amended and Restated Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and all other applicable Laws relating to anti-corruption or anti-bribery.

“Average Parent Stock Price” means the volume weighted average trading price per Parent Share on the Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) for the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the Effective Time.

“Benefit Continuation Period” has the meaning set forth in Section 6.07(a).

“Book-Entry Share” has the meaning set forth in Section 2.09.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are closed in New York, New York or San Diego, California.

“Capital Leases” means all obligations for capital leases (determined in accordance with GAAP).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020) and any similar or successor federal, state, local and foreign Law, including any applicable guidance (including IRS Notice 2020-65, and IRS Notice 2021-11) issued thereunder or relating thereto.

“Cash Consideration” has the meaning set forth in Section 2.08(a)(ii).

“Cash Reduction Amount” has the meaning set forth in Section 2.08(f).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Certificate of Merger” has the meaning set forth in Section 2.04.

“CLIA” has the meaning set forth in the definition of “Healthcare Laws.”

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.04(b).

“Company Balance Sheet Date” means December 31, 2023.

“Company Board” means the board of directors of the Company.

“Company Disclosure Letter” has the meaning set forth in ARTICLE 3.

“Company Equity Plans” means the Company’s 2015 Equity Incentive Plan, as amended, and the Company’s 2021 Equity Incentive Plan.

“Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan.

“Company ESPP Purchase Rights” means rights to acquire Company Shares under the Company ESPP.

“Company Existing Loan Documents” means that certain Credit and Security Agreement (Term Loan), dated October 27, 2020, by and among the Company and any additional borrowers party thereto as borrowers, Midcap Financial Trust individually as a lender and as agent, and the financial institutions or other entities from time to time parties thereto, as lenders, and all other loan documents related thereto and entered into with respect thereto, in each case, as amended from time to time.

“Company In-License” has the meaning set forth in Section 3.12(a)(vii).

“Company Licenses” has the meaning set forth in Section 3.21(b).

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contract” has the meaning set forth in Section 3.12(c).

“Company Option” means each option to acquire Company Shares granted under a Company Equity Plan or pursuant to a stand-alone stock option agreement.

“Company Plan” means each Plan that the Company or any of its Subsidiaries maintains, sponsors, contributes to, or is obligated to contribute to for the benefit of any current or former employee, officer, independent contractor or director of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or may have any Liability, but excluding any plan, policy, program, arrangement or agreement in jurisdictions other than the U.S. solely to the extent the benefits provided thereunder are required to be, or are provided by statute or a Governmental Body.

“Company Real Property” has the meaning set forth in Section 3.10(b).

“Company Real Property lease” has the meaning set forth in Section 3.10(b).

“Company Recommendation” has the meaning set forth in the Recitals.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.13(a).

“Company RSU” means each restricted stock unit granted under a Company Equity Plan.

“Company SEC Documents” has the meaning set forth in Section 3.07(a).

“Company Share” means a share of common stock of the Company, $0.00001 par value per share.

“Company Share Certificate” has the meaning set forth in Section 2.09.

“Company Stockholder Lock-Up Agreement” has the meaning set forth in the Recitals.

“Company Stockholder Voting Agreements” has the meaning set forth in the Recitals.

“Company Stockholders” means all holders of Company Shares.

“Company Stockholder Approval” has the meaning set forth in Section 3.24(b).

“Company Stockholders’ Meeting” has the meaning set forth in Section 6.03(a).

“Company Subsidiary Securities” has the meaning set forth in Section 3.04(c).

“Company Termination Fee” has the meaning set forth in Section 8.03(c).

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement dated September 27, 2024, between Parent and the Company.

“Continuing Company Employees” has the meaning set forth in Section 6.07(a).

“Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or any of its Affiliates or another Person, as applicable.

“CMS” has the meaning set forth in Section 3.21(a).

“Defaulting Party” has the meaning set forth in Section 8.03(d).

“Dissenting Share” has the meaning set forth in Section 2.16.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” has the meaning set forth in the definition of “Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 2.04.

“Enforceability Exceptions” has the meaning set forth in Section 3.02.

“Environmental Laws” means all applicable federal, state, provincial, municipal, local and foreign Laws, statutes, regulations, ordinances and bylaws that have the force or effect of law, and all judicial and administrative Orders and determinations that are binding upon the Company or Parent, as applicable, and all policies, practices and guidelines of a Governmental Body that have, or are determined to have, the force of law, concerning pollution or protection of the environment or human health and safety, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, or any successor federal statute thereto and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has been, under common control, or treated as a single employer, with the Company or Parent, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.10(a).

“Exchange Fund” has the meaning set forth in Section 2.10(b).

“Exchange Ratio” has the meaning set forth in Section 2.08(a)(ii).

“Exchange Ratio Reduction Amount” has the meaning set forth in Section 2.08(e).

“Excluded Benefits” has the meaning set forth in Section 6.07(a).

“Excluded Shares” has the meaning set forth in Section 2.08(a)(i).

“Execution Date” has the meaning set forth in the Preamble.

“Existing Company Stockholder Voting Agreement” has the meaning set forth in the Recitals.

“FDA” means the U.S. Food and Drug Administration.

“FDA Fraud Policy” means the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto.

“Forum” has the meaning set forth in Section 9.06(b).

“Fraud” means common law fraud under the Laws of the State of Delaware in the making of the representations and warranties in the Original Merger Agreement and this Agreement; provided that Fraud does not include claims that are based on negligence or recklessness (including based on constructive knowledge or negligent misrepresentation).

“GAAP” means U.S. generally accepted accounting principles as in effect on the Original Execution Date, applied in a manner consistent with the Company’s or Parent’s past practice, as applicable.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other government or quasi-governmental authority or any department, minister or ministry, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court, arbitrator or other tribunal of any of the foregoing. For the avoidance of doubt, a Governmental Body shall not include public universities, public research institutions and public hospitals.

“Hazardous Substance” means petroleum, per- and poly-fluoroalkyl substances, or any hazardous substance as defined in CERCLA, or any waste, material or substance that is regulated, defined, designated or otherwise determined to be dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law.

“Healthcare Laws” means, to the extent applicable to the conduct of Parent’s business or the Company’s business, as applicable, the following: (i) the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), the coverage and reimbursement provisions of Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act) and other government healthcare programs, including the Veterans Health Administration and the U.S. Department of Defense healthcare and contracting programs, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), including the criminal provisions thereunder, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and the exclusion laws (42 U.S.C. § 1320a-7), the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h), and any other U.S. federal or state Law that regulates the design, development, testing, studying, manufacturing, processing, transporting, storing, importing or exporting, licensing, labeling or packaging, advertising, distributing, selling or marketing of the Products or Services, or that is related to remuneration (including ownership) to or by physicians or other healthcare providers (including kickbacks) or the disclosure or reporting of the same, recordkeeping, the hiring of employees or acquisition of services or supplies from those who have been excluded from government healthcare programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing healthcare Products or Services; (ii) all equivalent or similar Laws in any jurisdiction applicable to either party or its Products or Services; and (iii) all regulations and guidance documents promulgated pursuant to such Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“In-the-Money Options” has the meaning set forth in Section 2.08(b)(iii).

“Indebtedness” means, with respect to any Person, without duplication, (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of such Person under Capital Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, however, that if such Person has not assumed any such obligations referred to in this clause (f), then the amount of Indebtedness of such Person for purposes of this clause (f) shall be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Parties” has the meaning set forth in Section 6.08(a).

“Intellectual Property” means all intellectual property, proprietary and industrial rights arising in any jurisdiction throughout the world including those arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon and all design patents, utility models and similar rights; (ii) all trademarks, service marks, trade names, internet domain names, identifiers service names, brand names and trade dress rights (in each case, whether registered or unregistered), and all applications, registrations and renewals thereof and goodwill associated therewith; (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights; (iv) software, computer programs and applications (in each case, whether in source code, object code, or any other form), algorithms, and documentation with respect thereto (collectively, “Software”); (v) data, databases, trade secrets and know-how; and (vi) any other similar rights in any jurisdiction.

“Intentional and Material Breach” means any material breach of the Original Merger Agreement or this Agreement that is the consequence of any action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of the Original Merger Agreement or this Agreement, as applicable.

“Intervening Event” means, with respect to any party hereto, any material event or development or material change in circumstances first occurring or arising after the Original Execution Date to the extent that such event, development or change in circumstances (a) was neither known to, nor reasonably foreseeable by, or, if known or reasonably foreseeable, the consequences of which were neither known to, nor reasonably foreseeable by, the board of directors of such party as of or prior to the Original Execution Date and becomes known to the board of directors of such party prior to the receipt of the Company Stockholder Approval, and (b) does not relate to an Acquisition Proposal or a Superior Proposal with respect to such party or any inquiry or communications relating thereto; provided, however, that in no event shall the changes in the market price or trading volume of Company Shares, or the fact that such party fails to meet, meets or exceeds internal or published projections, forecasts or revenue or earnings or other financial performance or results of operations predictions for any period be an Intervening Event (it being understood, however, that the underlying causes of such change or fact shall not be excluded by this proviso).

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge of any of those individuals set forth on Section 1.1 of the Company Disclosure Letter.

“knowledge of Parent” or “Parent’s knowledge” means the actual knowledge of any of those individuals set forth on Section 1.1 of the Parent Disclosure Letter.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, Order, ordinance, Permit, rule, regulation, guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including any Environmental Law.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Lookback Date” means June 30, 2022.

“Material Adverse Effect” means, with respect to any party hereto, any change, effect, event, circumstance, occurrence, state of facts or development (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate with all other Effects, a material adverse effect on the assets, business, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, other than any Effect arising out of or resulting from (a) general business or economic conditions affecting the industry in which such party or any of its Subsidiaries operates, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (b) any national or international political conditions, including (i) the engagement by the U.S. in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the U.S. (including by virtue of any internet or “cyber” attack or hacking), or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., or (ii) any similar event or geopolitical conflict involving any other country, and military and/or governmental responses thereto, including economic sanctions, reverse sanctions, boycotts, reverse boycotts or commercial, currency and banking restrictions, in each case, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (c) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (d) any epidemic, disease outbreak or pandemic, public health emergency or widespread occurrence of infectious disease, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (e) financial, banking, or securities market conditions (including any disruption thereof and any decline in the price of any market index), to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (f) changes in GAAP, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (g) changes in any applicable Laws, rules, regulations, Orders, or other binding directives issued by any Governmental Body after the Original Execution Date, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (h) the taking of any action by a party hereto that was or is expressly required to be taken by the Original Merger Agreement or this Agreement, respectively (other than pursuant to the first sentence of Section 5.01(a) or the first sentence of Section 5.02(a), as applicable), the failure by a party to take any action that such party was or is expressly prohibited from taking by the Original Merger Agreement or this Agreement, respectively, or any action taken by a party hereto at the express written request of Parent (in the case of the Company) or the Company (in the case of Parent) that was or is not expressly required to be taken pursuant to the Original Merger Agreement or this Agreement, respectively; (i) the public announcement of the Original Merger Agreement or this Agreement or the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that this clause (i) shall not apply to any representation or warranty of the Company in Section 3.05 or Section 3.06 or of Parent in Section 4.05 or Section 4.06 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Original Merger Agreement, this Agreement or the consummation of the Merger); (j) any failure, in and of itself, by either party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Material Adverse Effect unless otherwise excluded in this definition of “Material Adverse Effect”); (k) any change, in and of itself, in the market price or trading volume of the securities of either party (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect unless otherwise excluded in this definition of “Material Adverse Effect”); or (l) any Transaction Litigation.

“Material Company Plans” has the meaning set forth in Section 3.17(a).

“Maximum Cash Amount” has the meaning set forth in Section 2.08(f).

“Maximum Share Number” has the meaning set forth in Section 2.08(e).

“Measurement Date” has the meaning set forth in Section 3.03(a).

“Merger” has the meaning set forth in Section 2.02.

“Merger Consideration” has the meaning set forth in Section 2.08(a)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” means the board of directors of Merger Sub.

“NASDAQ” means the Nasdaq Global Select Market.

“Net Option Share” has the meaning set forth in Section 2.08(b)(iii)(A).

“New Plans” has the meaning set forth in Section 6.07(c).

“Non-Defaulting Party” has the meaning set forth in Section 8.03(d).

“Non-U.S. Plan” means each Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Law also applies).

“Old Plans” has the meaning set forth in Section 6.07(c).

“Open Source Software” means any Software licensed pursuant to (a) any license that is, or is substantially similar to a license, approved by the Open Source Initiative (www.opensource.org) or that satisfies the Free Software Definition of the Free Software Foundation, (b) any license under which Software is licensed or distributed as “free software,” “open source software” or under similar licensing or distribution models or (c) any license that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software in source code form (other than such item of Software in its unmodified form) pursuant to that license, (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer (other than as prohibited under Law) any such other Software or (iv) a requirement that such other Software be redistributable by other licensees in source code form, including any Software licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD License or Apache License.

“Option Spread Price” has the meaning set forth in Section 2.08(b)(iii)(B).

“Order” means any order, writ, injunction, judgment or decree.

“Organizational Documents” means the certificate of incorporation, articles of incorporation, articles of association, bylaws or other charter or organizational documents of a company or other entity.

“Original Execution Date” has the meaning set forth in the Preamble.

“Original Merger Agreement” has the meaning set forth in the Preamble.

“Parent” has the meaning set forth in the Preamble.

“Parent Balance Sheet Date” means December 31, 2023.

“Parent Board” means the board of directors of Parent.

“Parent Disclosure Letter” has the meaning set forth in ARTICLE 4.

“Parent Equity Plans” means Parent’s 2007 Stock Option and Grant Plan, as amended, and Parent’s 2017 Employee, Director and Consultant Equity Incentive Plan.

“Parent ESPP” means Parent’s 2017 Employee Stock Purchase Plan.

“Parent ESPP Purchase Rights” means rights to acquire Parent Shares under the Parent ESPP.

“Parent Licenses” has the meaning set forth in Section 4.17(b).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Option” means each option to acquire Parent Shares granted under the Parent Equity Plan or pursuant to a stand-alone stock option agreement.

“Parent Plan” means each Plan that Parent or any of its Subsidiaries maintains, sponsors, contributes to, or is obligated to contribute to for the benefit of any current or former employee, officer, independent contractor or director of Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has or may have any Liability, but excluding any plan, policy, program, arrangement or agreement in jurisdictions other than the U.S. solely to the extent the benefits provided thereunder are required to be, or is, provided by statute or a Governmental Body.

“Parent Registered Intellectual Property” has the meaning set forth in Section 4.12(a).

“Parent RSU” means each restricted stock unit granted under the Parent Equity Plan.

“Parent SEC Documents” has the meaning set forth in Section 4.07(a).

“Parent Share” means a share of common stock of Parent, $0.001 par value per share.

“Parent Share Issuance” means the issuance of Parent Shares in connection with the Merger as contemplated by this Agreement.

“Parent Stockholder” means a holder of Parent Shares.

“PEO Staff” means any natural Person whose labor or services are provided to the Company or any of its Subsidiaries by a professional employer organization or employee leasing business.

“Per Share Cash Consideration” has the meaning set forth in Section 2.08(a)(ii).

“Per Share Merger Consideration” means the sum of (a) Per Share Stock Consideration plus (b) the Per Share Cash Consideration.

“Per Share Merger Consideration Value” has the meaning set forth in Section 2.08(b)(iii)(C).

“Per Share Stock Consideration” has the meaning set forth in Section 2.08(a)(ii).

“Permit” means any approval, clearance, authorization, certificate, consent, license, Order or permits or other similar authorization of any Governmental Body or under any Law.

“Permitted Amendments” has the meaning set forth in Section 2.08(b)(iv).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are established in the consolidated financial statements of the Company or Parent, as applicable, in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practice in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent and which are not, individually or in the aggregate, significant to the Company’s business or Parent’s business, as applicable; (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Company Real Property or leased real property of Parent, as applicable, which are not violated by the current use and operation of the leased Company Real Property or leased real property of Parent, as applicable; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased Company Real Property or leased real property of Parent, as applicable, which are not incurred in connection with the borrowing of money and do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business or Parent’s business, as applicable; (e) Liens arising under workers’ compensation, unemployment insurance and social security; (f) purchase money Liens and Liens securing rental payments under Capital Leases; (g) Liens securing obligations under the Company Existing Loan Documents; and (h) non-exclusive licenses, covenants not to sue and similar rights under or with respect to Intellectual Property granted by a party or any of its Subsidiaries to a contractor or customer of such party or its Subsidiaries in the ordinary course of business and that are merely incidental to the transaction contemplated in any Contract, the commercial purpose of which is primarily for something other than such license, covenant or right, and which licenses, covenants and rights are not material to the business of such party.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, or any Governmental Body.

“Personal Data” means any information in a party’s or its Subsidiaries’ possession that alone or in combination with other information allows the identification of an individual or that constitutes “personal data,” “personal information,” “consumer health data” or similar term as defined by applicable Law.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plan, policy, program, arrangement or agreement in any jurisdiction, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more natural Persons, including any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, individual consulting, change in control, bonus, incentive, deferred compensation, pension, supplemental retirement, employee loan, health, dental, vision, workers’ compensation, disability, life insurance, death benefit, welfare, vacation, paid time off, leave of absence, employee assistance, legal services, tuition assistance, or fringe benefit plan, policy, program, arrangement or agreement.

“Post-Effective Amendment” has the meaning set forth in Section 6.02.

“Pre-Closing Period” has the meaning set forth in Section 5.01(a).

“Products” means, with respect to any party hereto, any product that such party or its Subsidiaries has formulated, manufactured, processed, produced, packaged, transported, labeled, stored, distributed, marketed or sold, or is formulating, manufacturing, processing, producing, packaging, transporting, labeling, storing, distributing, marketing or selling and including any products currently under research use only, preclinical or clinical development by such party and its Subsidiaries.

“Proxy Statement” has the meaning set forth in Section 6.02.

“Registration Statement” has the meaning set forth in Section 6.02.

“Representative” means any director, officer, employee, accountant, consultant, legal counsel, financial advisor, agent or other representative of a party.

“Rollover RSU” has the meaning set forth in Section 2.08(b)(i).

“Sanctioned Person” means any Person (a) designated on the list of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders, or any equivalent list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, U.S. Department of State, European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom, and any other relevant sanctions authority; (b) located, organized, or resident in a country or territory subject to comprehensive sanctions under applicable Trade Control Laws (including, as of the Original Execution Date, the Crimea, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, and Syria, and Venezuela); or (c) fifty percent (50%) or more owned or controlled by, or acting for benefit or on behalf of, a Person or Persons described in (a) or (b).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Services” means, with respect to any party hereto, any service that such party or any of its Subsidiaries, offers including designing and developing spatial biomarker assays, panels, and other custom assays; procuring, preparing, staining, and reviewing tissues; acquiring images using the applicable Products; and performing analytical validation, human specimen testing, tissue analysis, and spatial phenotyping.

“Settled Options” has the meaning set forth in Section 2.08(c).

“Settled RSUs” has the meaning set forth in Section 2.08(c).

“Software” has the meaning set forth in the definition of the term “Intellectual Property.”

“SOX” means the Sarbanes-Oxley Act of 2002, as amended and the regulations promulgated thereunder.

“Stock Consideration” has the meaning set forth in Section 2.08(a)(ii).

“Stock Exchange” means the NASDAQ Global Market.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means, with respect to a party hereto, any bona fide written Acquisition Proposal with respect to such party made by any Person or group of Persons (other than a party hereto or any of its Affiliates) after the Original Execution Date and not as a result of a breach of Section 6.04 to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (a) fifty percent (50%) or more of the consolidated assets of such party and its Subsidiaries, taken as a whole, or (b) fifty percent (50%) or more of the equity securities of such party, in each case, on terms which the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel and taking into account all relevant financial, legal, regulatory and other aspects of such Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) (i) to be more favorable to such party’s stockholders (solely in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by this Agreement and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 6.04 and (ii) is reasonably likely to be consummated on the terms proposed.

“Surviving Corporation” has the meaning set forth in Section 2.02.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transaction,” or “business combination” statute or regulation or other similar antitakeover laws of a state or any other Governmental Body, including Section 203 of the DGCL.

“Tax” or “Taxes” means (a) any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, escheat, unclaimed property, personal property, sales, use, transfer, registration, base erosion anti-abuse minimum, diverted profits, value-added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, in each case, whether disputed or not; and (b) any Liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period.

“Tax Returns” means any return, report, election, claim for refund or information return (including any schedules thereto) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax, including all amendments thereto.

“Termination Date” has the meaning set forth in Section 8.01(d)(ii).

“Third Party Components” means, with respect to a Product of the Company or of any of its Subsidiaries, any and all of the following that are not exclusively owned by the Company or its Subsidiaries: (a) Software (other than commercially available Software licensed on a non-exclusive basis for an amount less than $250,000 on an annual basis) that is used in or with, incorporated into, or combined with such Product, including any Software that is referenced or required to be present in or available for use with such Product for such Product to properly function in accordance with its specifications; and (b) any other material Intellectual Property that is embodied in such Product; provided, however, that commercially available reagents shall not be considered Third Party Components.

“Third Party Component Contract” means, with respect to any Third Party Component, any Contract to which the Company or its Subsidiaries is a party and pursuant to which the Company or its Subsidiaries procures such Third Party Component from its manufacturer.

“Trade Control Laws” means any applicable trade, economic sanctions and export controls Laws.

“Trading Day” means a day on which Parent Shares are traded on the Stock Exchange.

“Transaction Litigation” means any Action (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company or Parent, the Company Board or Parent Board, any committee thereof or any of the Company’s or Parent’s directors or officers, each as applicable, relating directly or indirectly to this Agreement, the Merger or any of the other transactions contemplated hereby or disclosures of a party relating to the transactions contemplated hereby, including any such Action based on allegations that the Company’s or Parent’s entry into this Agreement, as applicable, or the terms and conditions of this Agreement or any of the transactions contemplated hereby constitute a breach of the fiduciary duties of any member of the Company Board or Parent Board or any officer of the Company or Parent, each as applicable.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“U.S.” means the United States of America.

“Updated Cap Table Delivery Date” has the meaning set forth in Section 3.03(b).

“WARN” has the meaning set forth in Section 3.20.

1.02Other Definitional Provisions.

(a)All references in this Agreement to Exhibits, Schedules, Company Disclosure Letter, Parent Disclosure Letter, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Disclosure Letters, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

(b) All Exhibits and Schedules hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

(c)The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.

(d)Any definition of or reference to any agreement, instrument or other Contract or document or any Law in this Agreement shall be construed as referring to such agreement, instrument or other Contract or document or Law, including the rules and regulations promulgated thereunder, as from time to time amended, supplemented or otherwise modified.

(e)Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(f)The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(g)The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been (i) provided to the party to whom such information or material is to be provided, including by means of being provided for review in the virtual data room set up by the Company or Parent, as applicable, in connection with this Agreement or (ii) has been publicly filed with the SEC, in each case, at least one (1) Business Day prior to the Original Execution Date.

(h) The phrase “ordinary course of business” shall be construed to include the phrase “consistent with past practice.”

(i)For purposes of Section 5.01(b)(xvi), a “Company Material Contract” includes any Contract entered into by the Company or any of its Subsidiaries after the Original Execution Date and under which the Company and the Company’s Subsidiaries would be expected to make annual expenditures or receive annual revenues in excess of $500,000 during the then-current fiscal year.

(j)Unless expressly indicated otherwise in this Agreement, (i) except as otherwise expressly specified in ARTICLE 3 or ARTICLE 4, the date on which the representations and warranties set forth in ARTICLE 3 and ARTICLE 4 are made shall not change from the Original Merger Agreement as a result of the execution of this Agreement and shall be made in this Agreement as of such dates as they were made in the Original Merger Agreement, and (ii) each reference to “this Agreement” or “herein” in the representations and warranties set forth in ARTICLE 3 and ARTICLE 4 shall refer to “the Original Merger Agreement”.

ARTICLE 2

THE MERGER

2.01Shares of Merger Sub. Merger Sub is a corporation incorporated under the Laws of the State of Delaware and is a constituent company in the Merger. Parent beneficially owns 100% of the outstanding capital stock of Merger Sub.

2.02The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall continue to exist under the Laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this ARTICLE 2. Immediately following the Effective Time, the Surviving Corporation shall be a wholly-owned subsidiary of Parent.

2.03Closing. The closing of the Merger (the “Closing”) shall be held remotely by exchange of documents and signatures (or their electronic counterparts) at a date and time to be specified by the parties, which shall be no later than the third (3rd) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in ARTICLE 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (such date the “Closing Date”), unless another date or time is mutually agreed upon in writing by the parties hereto.

2.04Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL with respect to the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to herein as the “Effective Time”).

2.05Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.06Certificate of Incorporation and Bylaws. The parties shall take all necessary actions so that, at the Effective Time, (a) the certificate of incorporation of the Company shall, by virtue of the Merger, and subject to Section 6.08, be amended and restated in its entirety to read as set forth on Exhibit A hereto, until thereafter changed or amended as provided therein or by applicable Law and (b) subject to Section 6.08, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the

Surviving Corporation, except that all references therein to Merger Sub shall be deemed to be references to “Akoya Biosciences, Inc.” until thereafter modified, changed or amended as provided therein or by applicable Law.

2.07Directors and Officers of the Surviving Corporation. The parties shall take all necessary actions so that, at the Effective Time, the directors and officers of Merger Sub as of immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the terms set forth in the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, appointed, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.08Treatment of Company Shares, Company Equity Awards and Merger Sub Shares.

(a)At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of shares thereof:

(i) each Company Share held as of the Effective Time by Parent, Merger Sub, any direct or indirect wholly-owned Subsidiary of the Company or Parent or by the Company as treasury shares (collectively, the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.08(c), Section 2.08(d), Section 2.08(e), Section 2.08(f) and Section 2.13, each Company Share outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares), shall be canceled and converted into the right to receive (A) 0.1461 fully paid and nonassessable Parent Shares (such ratio, as such number may be adjusted in accordance with this ARTICLE 2, the “Exchange Ratio” and such Parent Shares so delivered, the “Per Share Stock Consideration,” with the aggregate of such Parent Shares so delivered being referred to as the “Stock Consideration”) and (B) $0.38 in cash, without interest (as such amount may be adjusted in accordance with this ARTICLE 2, the “Per Share Cash Consideration”). The aggregate Per Share Cash Consideration payable hereunder is referred to as the “Cash Consideration,” and the Cash Consideration, together with the Stock Consideration, is referred to as the “Merger Consideration”.

(b)As of immediately prior to the Effective Time and subject to Section 2.13:

(i)each Company RSU award that is outstanding and unvested immediately prior to the Effective Time (each, a “Rollover RSU”) shall automatically, without any action on the part of the holder thereof, be converted into an award of restricted stock units with respect to the right to receive the Per Share Merger Consideration (as detailed below), and otherwise subject to the same terms and conditions, including vesting, as were applicable to such Company RSU immediately prior to the Effective Time (provided that the vesting acceleration triggered at the Effective Time as set forth on Section 2.08(b) of the Company Disclosure Letter shall be given effect, subject to the terms of the applicable Company RSUs); accordingly, effective as of the Effective Time, each Rollover RSU shall be converted into an award of restricted stock units corresponding to the right to receive, upon vesting, the Per Share Merger Consideration (representing the right to receive each of the Per Share Stock Consideration and the Per Share Cash Consideration, upon vesting) in respect of each Company Share subject to such Rollover RSU award immediately prior to the Effective Time (treating such Rollover RSUs in the same manner as outstanding Company Shares for such purposes); and

(ii)each Company RSU award that is outstanding and vested immediately prior to the Effective Time (including after giving effect to the vesting acceleration triggered at the Effective Time as set forth on Section 2.08(b) of the Company Disclosure Letter) shall automatically, without any action on the part of the holder thereof, be cancelled in consideration for the right to receive the Per Share Merger Consideration in respect of each Company Share subject to such Company RSU award immediately prior to the Effective Time (treating such Company RSUs in the same manner as outstanding Company Shares for such purposes);

(iii)each Company Option that is outstanding as of immediately prior to the Effective Time shall, if unvested, become vested, and shall automatically, without any action on the part of the holder thereof: (A) if the per share exercise price for the Company Shares underlying such Company Option is equal to or greater than the Per Share Merger Consideration Value, terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (B) if the per share exercise price for the Company Shares underlying such Company Option is less than the Per Share Merger Consideration Value (such Company Options being referred to as “In-the-Money Options”), terminate and be cancelled as of immediately prior to the Effective Time in consideration for the right to receive, in respect of each Net Option Share covered by such In-the-

Money Option immediately prior to the Effective Time, the Per Share Merger Consideration (treating such Net Option Shares in the same manner as outstanding Company Shares for such purposes). For the purposes of this Agreement:

(A)            “Net Option Share” means, with respect to a Company Option, the quotient obtained by dividing: (I) the product of (x) the number of Company Shares subject to such Company Option immediately prior to the Effective Time and (y) the Option Spread Price; by (II) the Per Share Merger Consideration Value;

(B)            “Option Spread Price” means an amount equal to the Per Share Merger Consideration Value minus the exercise price per Company Share subject to such Company Option immediately prior to the Effective Time;

(C)            “Per Share Merger Consideration Value” means the sum of (I) the Per Share Cash Consideration plus (II) the product of (x) the Per Share Stock Consideration and (y) the Average Parent Stock Price; and

(iv)the parties shall take all actions that are reasonably necessary or desirable to effectuate the provisions of this Section 2.08(b), including by adoption of board or committee resolutions or board or committee consents to effect the transactions contemplated herein, which may be effected, with respect to the Rollover RSUs, by Parent by either (A) adopting or assuming the Company Equity Plans (provided that (x) Parent may amend the terms of Rollover RSUs and the Company Equity Plans as may be necessary to reflect the conversion of Company RSUs into restricted stock units denominated in partially in Parent Shares (including by making any “change in control” or similar definition relate to Parent instead of the Company with respect to any “change in control” or similar corporate transaction that may occur following the Effective Time and having any provision that provides for the adjustment of Company RSUs upon the occurrence of certain corporate events relate to corporate events that that may occur following the Effective Time relate to Parent or Parent Shares, as applicable, instead of the Company or Company Shares) and (y) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to the Company Equity Plans and each Rollover RSU (the amendments referred to in clauses (x) and (y), collectively, the “Permitted Amendments”)), or (B) issuing the Rollover RSUs as substitute awards under a Parent Equity Plan which substitute awards have the same terms and conditions, including vesting, as were applicable to the Company RSUs immediately prior to the Effective Time (except for the Permitted Amendments and provided that the vesting acceleration triggered at the Effective Time as set forth on Section 2.08(b) of the Company Disclosure Letter shall be given effect, subject to the terms of the applicable Company RSUs). Parent shall provide the Company, and the Company shall provide Parent, with drafts of, and a reasonable opportunity to comment upon, all resolutions, option agreements and other written actions as may be required to effectuate the provisions of this Section 2.08(b). For the avoidance of doubt, pursuant to the terms of the Company Equity Plans, Company Options and Company RSUs, the Merger is a “Change in Control” as defined therein, and none of the actions contemplated to be taken pursuant to this Section 2.08(b) shall alter that result.

(c)All Parent Shares to be issued by Parent, and cash to be paid, with respect to Company RSUs that are outstanding and vested immediately prior to the Effective Time as set forth in Section 2.08(b)(ii) (the “Settled RSUs”) and with respect to In-the-Money Options that are outstanding immediately prior to the Effective Time as set forth in Section 2.08(b)(iii)) (the “Settled Options”) will be issued by Parent or paid to the applicable holder within ten (10) Business Days following the Effective Time. Any required Tax withholding associated with the issuance of Parent Shares in respect of Settled RSUs and Settled Options will be satisfied by Parent’s withholding from the number of whole Parent Shares otherwise issuable to the holder of such Settled RSUs or such Settled Options, as applicable, a number of Parent Shares with a then current trading value not exceeding such applicable Tax withholding obligation amount, with any remainder Tax withholding amount less than the value of a whole Parent Share to be satisfied through payroll withholding by Parent or the Surviving Corporation.

(d)Notwithstanding any other provision of this Agreement, no fractional Parent Shares shall be issued in connection with the Merger, no dividends or distributions of Parent shall relate to such fractional share interests, no certificates for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a Parent Stockholder. Any Company Stockholder or holder of Settled RSUs or Settled Options who would otherwise be entitled to receive a fraction of a Parent Share pursuant to the Merger (after taking into account all Company Shares held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such Company Share Certificate or Book-Entry Shares, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required Tax withholding, determined by multiplying such fraction by the Average Parent Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Share that would otherwise have been issuable as part of the Merger Consideration. The parties acknowledge that payment of cash in lieu of issuing fractional Parent Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Shares.

(e)If the aggregate number of Parent Shares to be issued in connection with the Merger (which, for all purposes of this Section 2.08(e) and Section 2.08(f), shall include all Parent Shares which may be issued at or after the Effective Time (x) pursuant to Rollover RSUs, Settled RSUs and Settled Options or (y) in respect of Dissenting Shares as to which the holder may fail to perfect, waive, withdraw or otherwise lose the right to appraisal or may be determined by a court of competent jurisdiction to not be entitled to appraisal) would exceed 19.99% of the issued and outstanding Parent Shares immediately prior to the Effective Time (the “Maximum Share Number”), (i) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to four decimal places) such that the aggregate number of Parent Shares to be so issued in connection with the Merger does not exceed the Maximum Share Number (the amount of such reduction in the Exchange Ratio, the “Exchange Ratio Reduction Amount”); and (ii) the Per Share Cash Consideration shall be increased by an amount equal to (A) the Average Parent Stock Price multiplied by (B) the Exchange Ratio Reduction Amount (rounded down to the nearest one-hundredth of a cent); provided, however, that the adjustment contemplated by the foregoing clause (ii) of this Section 2.08(e) shall not cause the aggregate Cash Consideration to be paid in connection with the Merger to exceed the Maximum Cash Amount and, as applicable, such adjusted Per Share Cash Consideration amount shall be reduced to the minimum extent necessary (rounded down to the nearest whole cent) such that the aggregate Cash Consideration to be paid in connection with the Merger does not exceed the Maximum Cash Amount.

(f)If the aggregate Cash Consideration to be paid in connection with the Merger (which, for all purposes of this Section 2.08(f) and Section 2.08(e), shall include any Cash Consideration which may be payable at or after the Effective Time (x) pursuant to Rollover RSUs, Settled RSUs and Settled Options or (y) in in respect of Dissenting Shares as to which the holder may fail to perfect, waive, withdraw or otherwise lose the right to appraisal or may be determined by a court of competent jurisdiction to not be entitled to appraisal) would exceed $20,000,000 (the “Maximum Cash Amount”), (i) the Per Share Cash Consideration shall be reduced to the minimum extent necessary (rounded down to the nearest whole cent) such that the aggregate Cash Consideration to be paid in connection with the Merger does not exceed the Maximum Cash Amount (the amount of such reduction in the Cash Consideration, the “Cash Reduction Amount”) and (ii) the Exchange Ratio shall be increased by a number of Parent Shares equal to (A) the Cash Reduction Amount divided by (B) the Average Parent Stock Price; provided, however, that the adjustment contemplated by the foregoing clause (ii) of this Section 2.08(f) shall not cause the aggregate number of Parent Shares to be issued in connection with the Merger to exceed the Maximum Share Number and, as applicable, such adjusted Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to four decimal places) such that the aggregate number of Parent Shares to be so issued in connection with the Merger does not exceed the Maximum Share Number.

(g)Except as otherwise provided herein, all calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001).

(h)At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares thereof, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.00001 per share, of the Surviving Corporation and all such shares shall constitute the only outstanding shares of common stock of the Surviving Corporation, all of which shares shall be held by Parent.

2.09Closing of Company Transfer Books. At the Effective Time, (a)(i) each certificate formerly representing any Company Share (“Company Share Certificate”) and (ii) each uncertificated Company Share (“Book-Entry Share”) formerly representing any Company Share shall cease to be outstanding and (other than any Excluded Shares) shall represent only the right to receive the applicable portion of the Merger Consideration (including cash in lieu of any fractional Parent Shares) as contemplated by Section 2.08 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.10(f) and all holders of Company Share Certificates or Book-Entry Shares shall cease to have any rights as Company Stockholders; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such stock transfer books after the Effective Time. If after the Effective Time, a valid certificate previously representing any Company Shares is presented to the Exchange Agent, to the Surviving Corporation or to Parent, such Company Share Certificate shall be cancelled and shall be exchanged as provided in this ARTICLE 2.

2.10Exchange Fund; Exchange of Certificates.

(a)Prior to the Closing Date, Parent and the Company shall mutually select a bank or trust company, which may be the transfer agent for the Parent Shares, to act as exchange agent in the Merger (the “Exchange Agent”), and, not later than the Effective Time, Parent shall enter into an agreement with such bank or trust company, which agreement shall be reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 2.08.

(b)Parent shall deliver, prior to or concurrently with the Effective Time, to the Exchange Agent solely for the account and benefit of the former Company Stockholders (other than holders of Excluded Shares and Dissenting Shares), (i) newly-issued book entry shares representing the maximum number of Parent Shares that have become issuable pursuant to Section 2.08(a)(ii), after giving effect to Section 2.08(d), for delivery to the Stock Consideration recipients entitled thereto; and (ii) cash sufficient to (A) pay the Cash Consideration payable pursuant to Section 2.08(a)(ii) for delivery to the Cash Consideration recipients entitled thereto and (B) make the payments in lieu of fractional shares in accordance with Section 2.08(d) (such book entry shares and cash amounts referred to in the foregoing clauses (i) and (ii), together, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to pay the Merger Consideration to the recipients entitled thereto or any Merger Consideration becomes payable after a Company Stockholder fails to perfect, waives, withdraws or otherwise loses the right to appraisal under Section 262 of the DGCL, Parent shall promptly deliver, or cause to be delivered, additional Parent Shares and cash amounts to the Exchange Agent as shall be necessary to make the applicable payments. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 2.10(b) to pay for Company Shares for which appraisal rights have been perfected shall be returned to Parent or one of its Affiliates upon demand.

(c)Upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), (i) the holder of a Book-Entry Share (other than in respect of Excluded Shares or Dissenting Shares) shall be entitled to receive the applicable Per Share Cash Consideration and evidence of shares in book entry form representing the number of whole Parent Shares that the holder is entitled to receive as Stock Consideration, in each case pursuant to the provisions of Section 2.08(a) (and cash in lieu of any fractional Parent Shares pursuant to Section 2.08(d)) and (ii) such Book-Entry Share shall immediately be canceled.

(d)As promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to provide to the record holders of Company Share Certificates (other than in respect of Excluded Shares) (i) a notice advising such holder of the effectiveness of the Merger; (ii) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Share Certificates shall be effected, and risk of loss and title to the Company Shares shall pass, only upon delivery of such Company Share Certificates to the Exchange Agent); and (iii) instructions for use in effecting the surrender of the Company Share Certificates in exchange for the Merger Consideration, as provided in Section 2.08(a). Upon surrender of a Company Share Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Share Certificate shall be entitled to receive in exchange the applicable Per Share Cash Consideration and evidence of shares in book entry form representing the number of whole Parent Shares that such holder has the right to receive as Stock Consideration, in each case pursuant to the provisions of Section 2.08(a) (and cash in lieu of any fractional Parent Shares pursuant to Section 2.08(d)) and (B) the Company Share Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 2.10(d), each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable portion of the Merger Consideration (and cash in lieu of any fractional Parent Shares pursuant to Section 2.08(d)) as contemplated by this ARTICLE 2 and any distribution or dividend with respect to Parent Shares forming part of the Stock Consideration, the record date for which is after the Effective Time.

(e)In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of Company, evidence of shares in book-entry form representing the proper number of Parent Shares may be issued, and cash (including cash in lieu of any fractional Parent Shares pursuant to Section 2.08(d)) may be paid, in each case, to a Person other than the Person in whose name the Company Share Certificate or Book-Entry Shares so surrendered is registered if such Company Share Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred, and the Person requesting such issuances and payments shall pay any transfer or other Taxes required by reason of the issuance or payment of the applicable portion of the Merger Consideration (and cash in lieu of any fractional Parent Shares pursuant to Section 2.08(d)) to a Person other than the registered holder of such Company Shares or establish to the satisfaction of Parent that such Taxes have been paid or are not applicable. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of evidence of shares in book-entry form representing Parent Shares and payment of the applicable cash (including payment of any cash in lieu of any fractional Parent Shares pursuant to Section 2.08(d)), require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent, or the Surviving Corporation with respect to such Company Share Certificate.

(f)All Parent Shares to be issued and delivered to the Exchange Agent pursuant to this Section 2.10 shall be deemed issued and outstanding as of the Effective Time, and whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Parent Shares issuable pursuant to this Agreement. No dividends or other distributions declared or made with respect to the Parent Shares with a record date after the Effective Time shall be paid to the holder of an unsurrendered Company Share Certificate or Book-Entry Share with respect to the Parent Shares that such holder has the right to receive pursuant to the Merger until such holder surrenders such Company Share Certificate or Book-Entry Share in accordance with this Section 2.10. All such dividends and other distributions shall be paid by Parent to the Exchange Agent after deduction of any applicable Taxes and shall be included in the Exchange Fund, in each case, until the surrender of such Company Share Certificate or Book-Entry Share in accordance with this Section 2.10. Subject to the effect of applicable Laws, following surrender of any such Company Share Certificate or Book-Entry Share there shall be paid to the recordholder thereof, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(g)Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates and Book-Entry Shares as of the date one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Share Certificates or Book-Entry Shares who have not theretofore surrendered their Company Share Certificates or Book-Entry Shares to the Exchange Agent in accordance with this Section 2.10(g), as well as any holders of Book-Entry Shares who have not theretofore cashed any check payable to them in accordance with Section 2.08(a) or Section 2.08(d) shall thereafter look only to Parent for satisfaction of their claims for any portion of the Merger Consideration, any cash in lieu of fractional Parent Shares and any dividends or distributions with respect to Parent Shares, subject to applicable abandoned property law, escheat law or similar Law.

(h)Neither Parent nor Merger Sub, nor the Surviving Corporation shall be liable to any current or former Company Stockholder or to any other Person with respect to any Merger Consideration, cash in lieu of fractional Parent Shares or dividends or distributions with respect thereto, or for any other cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Company Share Certificate or Book-Entry Share shall not have been surrendered prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any Merger Consideration, cash in lieu of fractional Parent Shares or any dividends or other distributions payable to the holder of such Company Share Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body), any Parent Shares issuable, any cash payable (including cash in lieu of fractional Parent Shares) any or dividends or other distributions in respect of, such Company Share Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

2.11Withholding. Each of the Company, Parent, Merger Sub and the Surviving Corporation (as applicable) shall be entitled to deduct or withhold such amounts as are required under applicable Law to be withheld from the amounts payable (including Parent Shares deliverable) under this Agreement in accordance with the Code and any other applicable Law, and the Exchange Agent shall be entitled to so deduct or withhold to the extent it is entitled as set forth in the general instructions in the letter of transmittal. Any such withheld or deducted amount shall be timely paid over to the appropriate Governmental Body and treated as though such amount had been paid to the Person in respect of whom such withholding was required.

2.12Interest; No Liability. All payments made pursuant to this ARTICLE 2 shall be without interest. Neither Parent, Merger Sub nor the Surviving Corporation shall be liable to any Person in respect of any cash or securities delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar Law.

2.13Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that the Company changes the number of Company Shares issued and outstanding prior to the Effective Time or Parent changes the number of Parent Shares issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the consideration paid in accordance with this Agreement, including the Exchange Ratio, shall be equitably adjusted to reflect such change; provided that nothing in this Section 2.13 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.14Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to rights and property of Merger Sub and the Company, the officers and directors of Parent shall be further authorized to take such action. Parent and the Surviving Corporation also shall take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to Company Stockholders, pays the applicable cash amounts and issues evidence of shares in book-entry form representing Parent Shares to such stockholders in accordance with Section 2.10.

2.15Corporate Governance Matters. The Parent Board shall take all necessary corporate action, to the extent within its power and authority, so that, as of the Effective Time, the directors constituting the Parent Board shall be as set forth in Schedule 2.15.

2.16Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, Company Shares, if any, as to which the holder thereof shall have (a) properly demanded appraisal and otherwise complied with the provisions of Section 262 of the DGCL and (b) not effectively withdrawn or lost such holder’s rights to appraisal (each, a “Dissenting Share”), shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.08(a)(ii) and other amounts payable pursuant to Section 2.10, but instead at the Effective Time shall become entitled only to payment of the fair value of such Company Shares determined in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL). If, either before or after the Effective Time, such holder fails to perfect, waives, withdraws or otherwise loses the right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the appraisal provided by Section 262 of the DGCL, such Dissenting Shares shall be treated as if they had been converted pursuant to Section 2.08(a)(ii) as of the Effective Time into, and shall represent only, the right to receive the applicable portion of the Merger Consideration and other amounts payable in accordance with Section 2.10 upon surrender of such Company Share Certificate or Book-Entry Share, as the case may be, representing the applicable Dissenting Shares. The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of Company Shares, any waiver or withdrawal of any such demand, and any other demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, offer to settle or settle, any such demands, or agree to do any of the foregoing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents furnished or filed after December 31, 2022, and at least one (1) Business Day prior to the Original Execution Date (excluding any disclosures in any risk factors section or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), it being understood that this clause (a) shall not apply to any representations and warranties set forth in Sections 3.01 (Organization and Corporate Power), 3.02 (Authorization; Valid and Binding Agreement), 3.03 (Capital Stock), 3.04 (Subsidiaries), 3.05 (No Breach), 3.06 (Consents), 3.22 (Brokerage), 3.23 (Disclosure), 3.24 (Board Approval; Vote Required) or 3.26 (Opinion), or (b) the confidential disclosure letter delivered by the Company to Parent concurrently with the execution and delivery of the Original Merger Agreement (the “Company Disclosure Letter”) to the extent it makes reference to the particular Section or subsection of this Agreement to which exception is being taken (or to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to another Section or subsection of this Agreement), the Company represents and warrants to Parent as follows:

3.01         Organization and Corporate Power.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of the Company is a corporation or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. True and complete copies of the certificate of incorporation and bylaws of the Company and the Organizational Documents of each of its Subsidiaries, as in effect as of the Original Execution Date, have been heretofore made available to Parent.

(b)            Each of the Company and its Subsidiaries has all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.02         Authorization; Valid and Binding Agreement. Subject to obtaining the Company Stockholder Approval, the execution, delivery and performance of this Agreement by the Company and each other agreement, document, instrument or certificate contemplated hereby to be executed, delivered and performed by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of the Company, and no other corporate approvals on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights or general principles of equity affecting the availability of specific performance and other equitable remedies (collectively, the “Enforceability Exceptions”). The representations and warranties set forth in this Section 3.02 are made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

3.03         Capital Stock.

(a)            The authorized capital stock of the Company consists of 500,000,000 Company Shares and 10,000,000 shares of preferred stock, $0.00001 par value per share. As of January 6, 2025 (the “Measurement Date”), there were (i) 49,572,746 Company Shares issued and outstanding, (ii) no shares of preferred stock issued and outstanding, (iii) zero Company Shares held by the Company in its treasury, (iv) outstanding Company Options to purchase an aggregate of 5,316,587 Company Shares, (v) 2,411,871 Company Shares subject to or otherwise deliverable in connection with outstanding Company RSUs, (vi) 5,675,317 Company Shares reserved for issuance in respect of future awards under the Company Equity Plans and (vii) 1,044,803 Company Shares reserved for issuance under the Company ESPP. From the Measurement Date to the execution and delivery of this Agreement, the Company has not issued any Company Shares, Company Options, Company RSUs, or any other capital stock, except Company Shares pursuant to the exercise of the Company Options or settlement of Company RSUs, in each case, outstanding as of the Measurement Date and as disclosed in Section 3.03(b) of the Company Disclosure Letter. As of April 23, 2025, there were (A) 49,875,399 Company Shares issued and outstanding, (B) no shares of preferred stock issued and outstanding, (C) zero Company Shares held by the Company in its treasury, (D) outstanding Company Options to purchase an aggregate of 5,235,905 Company Shares, (E) 2,096,395 Company Shares subject to or otherwise deliverable in connection with outstanding Company RSUs, (F) 5,768,822 Company Shares reserved for issuance in respect of future awards under the Company Equity Plans and (G) 1,044,803 Company Shares reserved for issuance under the Company ESPP.

(b)            Section 3.03(b) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of the outstanding Company Options and Company RSUs (the “Company Equity Awards Capitalization Table”), including, with respect to each Company Option and Company RSU award, (i) the number of Company Shares issuable thereunder or with respect thereto, (ii) the holder thereof, (iii) the exercise price (if any), (iv) the grant date, (v) the applicable vesting schedule, including the number of vested and unvested shares as of the Original Execution Date, (vi) the expiration date (if any), and (vii) with respect to Company Options, whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option (or its equivalent in any jurisdiction outside of the U.S.). The Company shall have provided Parent with an updated Company Equity Awards Capitalization Table no later than five (5) Business Days prior to the Effective Time (the “Updated Cap Table Delivery Date”), which shall be measured as of no earlier than five (5) Business Days prior to the Updated Cap Table Delivery Date. No Offering (as defined in the Company ESPP) has ever commenced under the Company ESPP, and there are no outstanding Company ESPP Purchase Rights.

(c)            All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid, non-assessable and not subject to or issued in violation of preemptive or similar rights. All of the issued and outstanding Company Shares, Company Options and Company RSUs were issued in compliance in all material respects with all applicable Laws concerning the issuance of securities.

(d)            Except as set forth in Section 3.03(b) of the Company Disclosure Letter, the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Except as set forth in Section 3.03(b) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of the Company, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which Company Stockholders may vote.

(e)            All of the outstanding Company Options and Company RSUs have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Plans and applicable Laws, and do not trigger any liability for the holder thereof under Section 409A of the Code. Each Company Option has an exercise price that is no less than the fair market value of the underlying shares on the date of grant, as determined in accordance with Section 409A of the Code. The Company has the requisite power and authority, in accordance with the Company Equity Plans, the applicable award agreements and any other applicable Contract, to take the actions contemplated by Section 2.08(b).

(f)            There are no stockholder agreements or voting trusts or other agreements or understandings to which the Company is a party with respect to the voting, or restricting the transfer, of the capital stock or any other equity interest of the Company. The Company has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of the Company are held by any Subsidiary of the Company.

(g)            As of the Original Execution Date, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, a party to, or otherwise bound.

3.04         Subsidiaries.

(a)            Section 3.04(a) of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company, indicating for each such Subsidiary its jurisdiction of organization. Other than the Subsidiaries of the Company listed on Section 3.04(a) of the Company Disclosure Letter, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, capital stock or any other equity interests of any Person.

(b)            All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) were issued in compliance in all material respects with all applicable Laws concerning the issuance of securities; and (iii) are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens (other than Permitted Liens and restrictions on transfer arising under applicable securities Laws).

(c)            None of the Company’s Subsidiaries has any other equity securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are no outstanding or authorized options or other rights to acquire from any of the Company’s Subsidiaries, or any obligations of any of the Company’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of the Company’s Subsidiaries (collectively, “Company Subsidiary Securities”). There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem, or otherwise acquire any of the Company Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Company Subsidiary Securities to which the Company or its Subsidiaries is a party. There are no stockholder agreements or voting trusts or other agreements or understandings to which the Company or any of the Company’s Subsidiaries is a party with respect to the voting, or restricting the transfer, of the capital stock or any other equity interest of any of the Company’s Subsidiaries. Neither the Company nor any of the Company’s Subsidiaries have granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to the capital stock or any other equity interest of any of the Company’s Subsidiaries.

3.05         No Breach. Except with respect to clauses (b) and (c) for any conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the execution, delivery and performance of this Agreement by the Company and, subject to obtaining the Company Stockholder Approval, the consummation of the transactions contemplated hereby do not (a) conflict with or violate the Company’s or any of its Subsidiaries’

Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained and all filings and obligations described in Section 3.06 have been made, conflict with or violate any Law or Order to which the Company, its Subsidiaries or any of their properties or assets is subject, or (c) conflict with or result in any breach of, constitute (with or without notice of or lapse of time of both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party, under the provisions of any Company Material Contract. The representations and warranties set forth in this Section 3.05 are made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

3.06         Consents, etc. Except as may be required by (a) the HSR Act and antitrust and competition Laws of other jurisdictions, (b) the Exchange Act, (c) the Securities Act, (d) U.S. state securities Laws, (e) NASDAQ, and (f) the DGCL, in each case, which requirements have or will be satisfied in connection with the transactions contemplated hereby, (i) none of the Company or any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and (ii) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Company or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those notices, reports, filings, consents, approvals or authorizations the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.07         SEC Reports; Disclosure Controls and Procedures.

(a)            The Company has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference therein) with the SEC required to be filed or furnished by the Company since the Lookback Date (if amended, supplemented or superseded by a filing at least one (1) Business Day prior to the date Original Execution Date, then such filing as so amended, supplemented or superseded, the “Company SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the Original Execution Date, then on the date of such amendment, supplement or superseding filing), (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and the requirements of SOX, each as in effect on the date so filed or furnished, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the Original Execution Date, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of the Company is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(b)            The consolidated financial statements (including all related notes and schedules) of the Company and its consolidated Subsidiaries contained in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof (or, if amended, supplemented or superseded by a filing at least one (1) Business Day prior to the Original Execution Date, then on the date of such amendment, supplement or superseding filing) and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. Since the Lookback Date, neither the Company nor any of its Subsidiaries has become a party to any joint venture, off balance sheet partnership or any similar Contract, where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(c)            The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. Since the Lookback Date, none of the Company, the Company’s independent accountants, the Company Board or its audit committee has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company, or (C) fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company. Since the Lookback Date, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d)            The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)            Since the Company Balance Sheet Date, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and, (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by the Company or any of its Subsidiaries or any of their officers, directors, employees or agents to any director or executive officer of the Company.

(f)            The Company is in material compliance with the applicable listing and corporate governance rules and regulations of NASDAQ.

3.08         No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of September 30, 2024, included in the Company SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 3.08 of the Company Disclosure Letter, the Company, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case, required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries prepared in accordance therewith (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

3.09         Absence of Certain Developments.

(a)            Since September 30, 2024, there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)            Except as expressly contemplated by this Agreement, since September 30, 2024, each of the Company and its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business, and neither the Company nor any of its Subsidiaries has taken any action that, if taken during the Pre-Closing Period, would require Parent’s consent pursuant to any of the covenants in clauses (i), (ii), (v), (vi), (vii), (ix), (xii), (xiv) and, solely as it relates to the foregoing, (xx) of Section 5.01(b).

3.10         Title to Properties.

(a)            The Company and its Subsidiaries have good and valid title to, or hold pursuant to valid and enforceable leases or other comparable Contract rights, all of the personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, in each case, free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, all such items of tangible personal property are in operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices.

(b)            The Company and its Subsidiaries do not own, nor has either ever owned, any real property or interest in real property or any agreement or option or right of first refusal or first offer to acquire real property. Section 3.10 of the Company Disclosure Letter sets forth a complete and accurate list of all real property used, occupied or leased or subleased by the Company or its Subsidiaries (each such property, the “Company Real Property” and each such lease, sublease or other use or occupancy agreement, the “Company Real Property lease”). The Company Real Property leases are in full force and effect and the Company holds a valid and existing leasehold interest in the Company Real Property under each such applicable lease. Neither the Company nor, to the Company’s knowledge, any other party to the applicable Company Real Property leases is in default in any material respect under, or has given any written notice of termination or cancellation, any of such leases. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Real Property leases, and, to the Company’s knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Real Property leases, and there are no outstanding claims of breach or indemnification or notice of material default or termination of any Company Real Property lease.

3.11         Tax Matters.

(a)            (i) The Company and its Subsidiaries have timely filed (taking into account any applicable extensions) all income and other material Tax Returns required to be filed by them, (ii) such Tax Returns are complete and correct in all material respects, (iii) the Company and its Subsidiaries have timely paid all Taxes as due and payable (whether or not shown on any Tax Return) and, (iv) as of the Company Balance Sheet Date, any Liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of the Company in accordance with applicable accounting practices and procedures. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes outside the ordinary course of business.

(b)            No claim has been made in writing by any Governmental Body in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction. There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries. The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(c)            No material non-U.S., federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries.

(d)            (A) There is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company or any of its Subsidiaries that is currently in force.

(e)            The Company and its Subsidiaries are not and have never been resident for Tax purposes in any jurisdiction other than the country of its respective formation, and do not have, and have never had any permanent establishment or other taxable presence in any jurisdiction other than the country of its respective formation.

(f)            Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which was the Company) or (ii) has Liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(g)            Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Law).

(h)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income, or make any adjustment under Section 481(a) of the Code, for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or improper use of any method of accounting for any taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or other Law) executed prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received or deferred revenue accrued outside the ordinary course of business on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code.

(i)             Neither the Company nor any of its Subsidiaries has any unpaid Tax Liabilities under the CARES Act.

(j)             Neither the Company or any of its Subsidiaries (i) is, or has ever been, a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal, state, local or non-U.S. income Tax purposes; or (ii) owns or has ever owned any stock or other interest in a controlled foreign corporation within the meaning of Section 957(a) of the Code or any passive foreign investment company within the meaning of Section 1297(a) of the Code.

3.12         Contracts and Commitments.

(a)            As of the Original Execution Date, none of the Company or any of its Subsidiaries is a party to or bound by any:

(i)            “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, or any Company SEC Documents filed after the date of filing of such Form 10-K until the Original Execution Date;

(ii)           collective bargaining agreement or Contract with any labor union, trade organization, works council or other employee representative body, Contract with a third-party professional employer organization, or other Contract with any other third party which cannot be terminated with thirty (30) days’ notice or less, under which the Company or any of its Subsidiaries obtains the services of temporary or leased employees;

(iii)          Contract relating to the acquisition or disposition of any product line, business or material asset of the Company or any of its Subsidiaries, in each case, with obligations remaining to be performed or Liabilities continuing after the Original Execution Date;

(iv)          Contract establishing any joint ventures, partnerships, profit shares, material collaborations or similar arrangements;

(v)           Contract (A) prohibiting or materially limiting the right of the Company or any of its Subsidiaries to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party, (C) under which the Company or any of its Subsidiaries has granted to any Person or group of Persons the right to manufacture, sell, market or distribute any Product of the Company or any of its Subsidiaries, in each case, on an exclusive basis in any geographical area, (D) containing any “most favored nations” or similar preferential terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries, or (E) grants any rights of first refusal, right of first offer, right of negotiation or similar right to acquire rights or ownership with respect to any material assets or business of the Company or any of its Subsidiaries;

(vi)          (A) Third Party Component Contract or (B) other Contract relating to the research, testing, development, commercialization, manufacture or supply of any Product of the Company or any of its Subsidiaries, and, in the case of this clause (B), providing for minimum payment obligations payable to or by the Company of at least $100,000 in any prospective twelve (12)-month period;

(vii)         Contract pursuant to which the Company or any of its Subsidiaries (A) licenses any Intellectual Property (other than commercially available off-the-shelf Software) from another Person, which Intellectual Property is used by the Company or one of its Subsidiaries in the conduct of its business as currently conducted (each, a “Company

In-License”) or (B) licenses any Intellectual Property owned or in-licensed by the Company or any of its Subsidiaries to another Person (other than an Affiliate), except non-exclusive licenses that are granted in the ordinary course of business to service providers, contract manufacturing organizations or customers of Company or any of its Subsidiaries;

(viii)        Contract pursuant to which the Company or any of its Subsidiaries has any continuing obligation to make any milestone or royalty or other “earnout” or similar contingent or deferred payments potentially payable by the Company or any of its Subsidiaries in the aggregate over the term of the Contract from and after the Original Execution Date;

(ix)           mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables; (B) loans to direct or indirect wholly-owned Subsidiaries, in the case of each of clauses (A) and (B), in the ordinary course of business; and (C) Indebtedness or guarantees for Indebtedness, the principal amount of which does not exceed $50,000;

(x)            Contract providing for any guaranty by the Company or any of its Subsidiaries of third-party obligations (under which the Company or any of its Subsidiaries has continuing obligations as of the Original Execution Date), other than (A) any guaranty by the Company of any of its Subsidiaries’ obligations or (B) contractual indemnification obligations made in the ordinary course of business and that are merely incidental to the transaction contemplated in any Contract, the commercial purpose of which is primarily for something other than such indemnification obligations, and which indemnification obligations are not material to the business of the Company or any of its Subsidiaries;

(xi)           Contract between the Company, on the one hand, and any Affiliate of the Company (other than a Subsidiary of the Company), on the other hand;

(xii)          Company Real Property lease;

(xiii)        Contract under which the Company and the Company’s Subsidiaries made annual expenditures or received annual revenues in excess of $500,000 during the 2024 fiscal year;

(xiv)        Contract between the Company or any of the Company’s Subsidiaries, on the one hand, and any Governmental Body, on the other hand, other than any such Contracts the primary purpose of which is the sale of any Products or Services to such Governmental Body; or

(xv)         Contract to enter into any Contract of the type described in the foregoing clauses (i) through (xiv).

(b)            The Company has made available to Parent a true and correct copy of all written Company Material Contracts, together with any and all amendments thereof and waivers thereunder, and a correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company is not (and to the Company’s knowledge is not alleged to be) in breach of or default under any Contract listed, or required to be listed, in Section 3.12(a) of the Company Disclosure Letter (each, together with any Contract entered into after the Original Execution Date but would be required to be set forth on Section 3.12(a) of the Company Disclosure Letter if such Contract was in effect as of the Original Execution Date, a “Company Material Contract” and, collectively, the “Company Material Contracts”) and (ii) to the Company’s knowledge, as of the Original Execution Date, the parties other than the Company or any of its Subsidiaries to each of the Company Material Contracts is not in breach thereof or in default thereunder. Each Company Material Contract is legal and in full force and effect and is valid, binding and enforceable against the Company and its Subsidiaries (to the extent party thereto) and, to the Company’s knowledge, each other party thereto. As of the Original Execution Date, no party to any Company Material Contract has given any written notice, or to the knowledge of the Company, any notice (whether or not written) of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the transactions contemplated hereby or otherwise).

3.13         Intellectual Property.

(a)            All of the patents, domain names, registered trademarks and service marks, registered copyrights and applications for any of the foregoing, that are (i) currently owned by the Company or any of its Subsidiaries (ii) exclusively licensed to the Company or any of its Subsidiaries under any Company In-License (the items in clauses (i) and (ii), collectively, “Company Registered Intellectual Property”) are set forth in Section 3.13 of the Company Disclosure Letter. None of the issued or granted Company Registered Intellectual Property has been held by a court or other tribunal to be invalid or unenforceable or is the subject of any ongoing challenge to validity or enforceability before any court or other tribunal, and, to the Company’s knowledge, (A) all issued or granted Company Registered Intellectual Property is subsisting and in full force and effect, and (B) all other Company Registered Intellectual Property is valid and subsisting. One or more of the Company and its Subsidiaries owns and possesses all right, title and interest in and to each item of the Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries free and clear of all Liens other than Permitted Liens. The Intellectual Property owned by the Company and its Subsidiaries, together with any Intellectual Property licensed to the Company or its Subsidiaries under the Company In-Licenses (and any licenses for commercially available Software) constitutes all Intellectual Property used in and material to or otherwise necessary for the Company’s or its Subsidiaries’ manufacture or sale of its Products or Services or operation of the business of the Company or its Subsidiaries as currently conducted. To the knowledge of the Company, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has previously within the past four (4) years infringed, misappropriated, diluted or otherwise violated, any material Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries. No Person has provided written notice of an Action or, to the knowledge of the Company, threatened an Action, challenging the ownership, validity, enforceability or scope of any Company Registered Intellectual Property, and no item of Company Registered Intellectual Property is the subject of any outstanding Order, or ruling enacted, adopted, promulgated or applied by a Governmental Body or arbitrator of which the Company has received written notice.

(b)            To the Company’s knowledge, the Company and its Subsidiaries, their Products and the business of the Company and its Subsidiaries as currently conducted, do not infringe, misappropriate, dilute or otherwise violate any Intellectual Property owned by another Person and have not infringed, misappropriated, diluted or otherwise violated any Intellectual Property owned by another Person within the past six (6) years. The Company and its Subsidiaries have not, within the past six (6) years, received any charge, complaint, claim, demand, notice or other communication alleging any infringement, misappropriation, dilution or other violation (including any claim that the Company or a Subsidiary must license or refrain from using any Intellectual Property of another Person in order to avoid infringement, misappropriation, dilution or other violation) of the Intellectual Property of another Person, and there is no pending (or, to the knowledge of the Company, threatened) Action alleging any such infringement, misappropriation, dilution or violation.

(c)            The Company and its Subsidiaries have taken commercially reasonable efforts to protect and preserve their rights in all Intellectual Property owned by the Company or any of its Subsidiaries, including to maintain the confidentiality and value of all trade secrets and other material confidential information of the Company. All current and former employees, contractors and consultants of the Company or any of its Subsidiaries are subject to binding and enforceable obligations of confidentiality to the Company or its Subsidiaries, and all such Persons who have created any Intellectual Property for the Company or a Subsidiary in connection with their engagement by the Company or a Subsidiary that is material to (and, to the knowledge of the Company, any Intellectual Property that is otherwise used in) the conduct of the business of the Company or a Subsidiary as currently conducted have either (i) assigned to one or more of the Company or its Subsidiaries all of their rights, title and interests therein, to the full extent permitted by Law and to the extent such rights would not automatically vest with the Company or one of its Subsidiaries by operation of Law or (ii) with respect to consultants and contractors, (A) as it relates to Intellectual Property other than Software, granted the Company or its Subsidiaries sufficient rights in such Intellectual Property to conduct the business of the Company and its Subsidiaries as currently conducted, or (B) as it relates to Software, assigned to one or more of the Company or its Subsidiaries all of their rights, title and interests therein.

(d)            Section 3.13(d) of the Company Disclosure Letter sets forth a complete and accurate list of the top twenty (20) Products of the Company or any of its Subsidiaries sold or distributed by the Company or any of its Subsidiaries, based on revenue for the fiscal year ended December 31, 2023, through November 30, 2024.

(e)            The Company and each of its Subsidiaries have implemented commercially reasonable measures relating to their use of Open Source Software which measures are intended to confirm that the Company and its Subsidiaries comply with the terms and conditions of all licenses for the Open Source Software used by the Company or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have complied with the terms and conditions of all licenses, including attribution and notice requirements, for the Open Source Software used by the Company or such Subsidiary in the operation of its respective business as currently conducted or in the Products or Services of the Company or any of its Subsidiaries. The Company and its Subsidiaries have not distributed, licensed, linked, modified or otherwise used any Open Source Software in any manner that could (i) have a “copyleft” effect on or obligate the Company or any of its Subsidiaries to disclose, license or distribute in source code form to any third party or otherwise dedicate to the public any proprietary Software owned by the Company or any of its Subsidiaries, (ii) require any such proprietary Software to be licensed for making derivative works, (iii) impose restrictions on the consideration that Company or its Subsidiaries may charge for licensing or distributing any such proprietary Software or (iv) grant any third party rights or immunities under any Intellectual Property of the Company or its Subsidiaries, other than licenses granted by the Company or its Subsidiaries to third parties to whom the Company or its Subsidiaries license such proprietary Software.

3.14         Data Privacy.

(a)            The Company and its Subsidiaries (i) maintain commercially reasonable policies and procedures regarding security, privacy, and the use of Personal Data and that are designed to protect Personal Data from unauthorized access, use or disclosure, (ii) maintain commercially reasonably administrative, technical, and physical security measures given the industry in which the Company operates to protect Personal Data and systems against loss, damage, unauthorized access, use, modification, or other misuse, (iii) contractually obligate third-party service providers to contractual terms relating to such provider’s compliance with applicable Law, and (iv) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Lookback Date, have been in compliance with all of the Company’s and its Subsidiaries’ published and written policies, as applicable, governing security, privacy, and the use of Personal Data, contractual restrictions and applicable Laws governing data privacy and data security.

(b)            The Company and its Subsidiaries’ systems, including information technology assets, computer systems, equipment, hardware, servers, software, networks, telecommunications systems and related infrastructure, used or held for use by the Company, are adequate for, and operate and perform as required in connection with, the operation of the Company or its Subsidiaries as currently conducted. To the Company’s knowledge, none of the systems contains any material virus, “time bombs,” “back doors,” “trap doors,” Trojan horse, spyware, keylogger software, worm or other software routines, faults, malicious code, damaging devices, or hardware components designed to permit misuse of the systems or any data thereon.

(c)            To the Company’s knowledge, since the Lookback Date, none of the Company or any of its Subsidiaries has experienced any confirmed unauthorized access, acquisition, interruption, alteration, modification, loss, theft, corruption, destruction, compromise or other unauthorized processing of any Personal Data, except as would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(d)            To the Company’s knowledge, since the Lookback Date, none of the Company or any of its Subsidiaries has been under investigation by any state, federal, or foreign jurisdiction regarding its protection, storage, use, disclosure, and transfer of Personal Data.

(e)            To the Company’s knowledge, since the Lookback Date, none of the Company or any of its Subsidiaries has received any material written claim, complaint, inquiry or notice from any governmental, regulatory or self-regulatory authority or entity, or any data subject, related to the Company’s or its Subsidiaries’ collection, processing, use, storage, security, or disclosure of Personal Data, alleging that any of these activities are in violation of any applicable Laws governing data privacy and data security.

3.15         Litigation. There are no Actions pending, nor, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries or any of their respective (x) properties or (y) present or former officers or directors in such individual’s capacity as such, at law or in equity, or before or by any Governmental Body, and the Company and its Subsidiaries are not subject to or in violation of any outstanding Order of any Governmental Body, in each case, that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.16         Insurance. Section 3.16 of the Company Disclosure Letter lists each material insurance policy maintained by the Company or any of its Subsidiaries or, to the Company’s knowledge, under which the Company is a named insured or otherwise the principal beneficiary of coverage, including the policy number and the period, type and amount of coverage. All such insurance policies are in full force and effect and shall continue in effect until the Closing Date. Such insurance policies are sufficient, in all material respects in the aggregate, with the operation of the Company’s or its Subsidiaries’ business for the industry in which it operates. The Company is not in default with respect to its obligations under any such insurance policies and, to the Company’s knowledge, there is no threatened termination of, or threatened premium increase with respect to, any of such policies, other than in connection with the Company’s annual renewal process.

3.17         Employee Benefit Plans.

(a)            Section 3.17 of the Company Disclosure Letter lists all material Company Plans other than (i) any employment offer letter or other employment Contract that is terminable “at-will” or following a statutory notice period and does not provide for severance, retention, change of control, transaction or similar bonuses, (ii) any individual consulting agreement that is terminable by the Company without advance notice and without any payment (other than payment for services performed prior to termination of the agreement), and (iii) statutory severance payments or statutory advance notice of termination periods (such Company Plans required to be listed on Section 3.17 of the Company Disclosure Letter, whether or not so listed, the “Material Company Plans”).

(b)            With respect to each Material Company Plan, the Company has made available to Parent true and complete copies of the following (as applicable) prior to the Original Execution Date: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) the most recent annual report on Forms 5500; (iv) all related trust instruments or other funding-related documents; (v) a copy of the most recent financial statements and the most recent actuarial or valuation report for the plan; (vi) a copy of all material correspondence with any Governmental Body relating to a Company Plan received or sent within the last two (2) years; and (vii) the most recent determination or opinion letter.

(c)            Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code has received a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service that remains current to the effect that the form of such Company Plan is so qualified, and the Company is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Company Plan. The Company Plans comply in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Law.

(d)            With respect to the Company Plans, (i) all required contributions to, and premiums payable in respect of, such Company Plan have been timely made within the time periods, if any, prescribed by ERISA, the Code or other applicable Law or, to the extent not required to be made on or before the Original Execution Date, have been properly accrued on the Company’s financial statements in accordance with GAAP, and (ii) there are no Actions, audits, suits or claims pending or, to the Company’s knowledge, threatened, other than routine claims for benefits. No Company Plan is, or in the past three (3) years has been, the subject of an investigation, examination or audit by a Governmental Body or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Body.

(e)            Except as would not reasonably be expected to result in material liability to the Company, neither the Company nor any of its Subsidiaries has engaged in any non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA. To the Company’s knowledge, no prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA has occurred with respect to any Company Plan.

(f)             Neither the Company nor any of its ERISA Affiliates has at any time in the past six (6) years sponsored or contributed to, or has or has had any Liability or obligation in respect of any Plan that is or was at any relevant time (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) any health or other welfare arrangement that is or was self-insured other than a flexible spending account plan. No Company Plan is or has ever been, or currently funds or has ever been funded by, a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits. None of the Company Plans obligates the Company or its Subsidiaries to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law and coverage through the end of the month of termination of employment.

(g)            Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any Person, (ii) increase or otherwise enhance any benefits or compensation otherwise payable to any Person, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any Person, (iv) require the Company or its Subsidiaries to set aside any assets to fund any benefits under a Company Plan or result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person, (v) limit the ability to amend or terminate any Company Plan or related trust or (vi) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law). The Company has no obligation to pay any gross-up or reimbursement in respect of any Taxes, including under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law).

(h)            Each Company Plan that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been written, executed and operated in all material respects in compliance with Section 409A of the Code and the regulations promulgated thereunder.

(i)            With respect to each Company Plan that is a Non-U.S. Plan, the fair market value of the assets of each funded Non-U.S. Plan, the liability of each insurer for any non-U.S. Plan funded through insurance or the book reserve established for any Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the contemplated transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No Company Plan that is a Non-U.S. Plan is a defined benefit pension plan.

3.18         Compliance with Law; Permits; Foreign Corrupt Practices Act.

(a)            The Company and each of its Subsidiaries hold all Permits required to operate their respective businesses as they are being conducted as of the Original Execution Date, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually or in the aggregate, not reasonably be expected to have a Company Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit. Neither the Company nor any of its Subsidiaries is, or since the Lookback Date, has been, in material violation of, or in material default under, any Law, in each case, applicable to the Company or any of its Subsidiaries or any of their respective assets and properties. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since the Lookback Date, (i) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body that alleges any violation or noncompliance or any pending or threatened investigation by any such Governmental Body, of any applicable Law, and to the Company’s knowledge, there is no such investigation or inquiry pending; and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(b)            (i) Since the Lookback Date, none of the Company or its Subsidiaries, any director, officer, nor, to the knowledge of the Company, any employee or agent of the Company or its Subsidiaries, nor, any distributor or other third party representative of the Company, has directly or indirectly made, offered to make, attempted to make, accepted, authorized, promised, requested, or received, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property, services, or anything else of value, for any improper purpose or to secure an improper advantage, in each case, in violation of any Anti-Corruption Laws, (ii) to the knowledge of the Company, as of the Original Execution Date, neither the Company nor any of its Subsidiaries (A) is under any internal or Governmental Body investigation for any material violation of any Anti-Corruption Laws, or (B) has received since the Lookback Date, any written notice or other communication from any Governmental Body regarding a violation of, or failure to comply with, any Anti-Corruption Laws, (iii) since the Lookback Date, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Body with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws, and (iv) since the Lookback Date, the Company and its Subsidiaries have maintained an adequate system of internal controls reasonably designed to ensure compliance in all material respects with applicable Anti-Corruption Laws and to prevent and detect violations of Anti-Corruption Laws.

(c)            Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company, its Subsidiaries, or their respective officers or directors (i) is a Sanctioned Person, (ii) has, since the Lookback Date, engaged in a transaction with a Sanctioned Person, (iii) has been cited or fined for failure to comply with Trade Control Laws, and no Action, or to the knowledge of the Company, investigation, complaint or enquiry, with respect to any alleged non-compliance with Trade Control Laws by the Company or any of its Subsidiaries is pending or, to the Company’s knowledge, threatened, and (iv) has made any disclosure (voluntary or otherwise) to any Governmental Body with respect to any potential violation or liability of the Company or any of its Subsidiaries arising under or relating to any Trade Control Laws.

3.19         Environmental Compliance and Conditions. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)            each of the Company and its Subsidiaries is and has been in compliance with all Environmental Laws;

(b)            each of the Company and its Subsidiaries holds, and is and has been in compliance with, all Permits required under Environmental Laws to operate its business at the Company Real Property as presently conducted;

(c)            none of the Company or any of its Subsidiaries has received any notice from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws;

(d)            no Hazardous Substance has ever been released, generated, treated, contained, handled, used, manufactured, processed, buried, disposed of, deposited, stored, or otherwise managed by the Company or on, under or about any of the real property occupied or used by the Company and the Company has not disposed of or released or allowed or permitted the release of any Hazardous Substance at any real property, including the Company Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws;

(e)            to the Company’s knowledge, there are no and have never been any Hazardous Substances present on, at, in or under any real property currently or formerly owned, leased or used by the Company for which the Company has, or may have, Liability; and

(f)            the Company has not assumed by Contract or by operation of law any Liability of any other Person under any Environmental Law.

3.20         Employment and Labor Matters.

(a)            The Company has made available to Parent a true and complete listing of each current employee of the Company or any of its Subsidiaries and any future employee who has formally accepted a written offer of employment with the Company or any of its Subsidiaries, including for each: (i) name (unless located in a non-U.S. jurisdiction); (ii) work location; (iii) date of hire or expected start date; (iv) job title; (v) annual base salary or hourly wage rate; (vi) target annual bonus or incentive compensation for the current fiscal year (or other applicable bonus or incentive period); (vii) exempt classification status under the Fair Labor Standards Act (if applicable), (viii) full-time or part-time status; (ix) whether on a work visa; and (x) employing entity. The Company has made available a list of each natural Person who currently serves as an independent contractor, consultant, PEO Staff or other non-employee service provider of the Company or any Subsidiary.

(b)            Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body, and there are no such agreements which pertain to employees of the Company or any of its Subsidiaries in existence or in negotiation. No employees of the Company or any of its Subsidiaries are represented by a labor union, works council or other employee representative body. Neither the Company nor any of its Subsidiaries have experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two (2) years, and to the Company’s knowledge, no such strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute is threatened. Neither the Company nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby. There are no, and for the past two (2) years there have been no, Actions or material disputes (A) between the Company or any of its Subsidiaries and any of their respective employees, independent contractors or PEO Staff or (B) by or before any Governmental Body affecting the Company or any of its Subsidiaries concerning employment matters. To the Company’s knowledge, (i) there are no Actions or any material disputes threatened (A) between the Company or any its Subsidiaries and any of their respective employees, independent contractors or PEO Staff or (B) by or before any Governmental

Body affecting the Company or any of its Subsidiaries concerning employment matters, and (ii) there is no current campaign being conducted to solicit cards from or otherwise organize employees of the Company or any of its Subsidiaries or to authorize a labor union, works council or other employee representative body to request that the National Labor Relations Board (or any other Governmental Body) certify or otherwise recognize such a body with respect to employees of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries have been subject to an application by a labor union, works council or other employee representative body to be declared a common or related employer under labor relations legislation.

(c)            The Company and its Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, human rights, discrimination, pay equity, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law. There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company or any of its Subsidiaries within the two (2) years prior to the Closing Date. As of the Original Execution Date, to the Company’s knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to the Company or any of its Subsidiaries to terminate employment with the Company or any of its Subsidiaries within the next twelve (12) months. To the Company’s knowledge, no employee, independent contractor or PEO Staff of the Company or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement, including any confidentiality or non-competition agreement, that in any material way prohibits, adversely affects or restricts the performance of such Person’s duties as presently conducted.

(d)            To the Company’s knowledge, in the last three (3) years prior to the Original Execution Date, no allegations of sexual harassment or sexual misconduct have been made to the Company or any of its Subsidiaries against any director, officer, employee, independent contractor or PEO Staff of the Company or any of its Subsidiaries. In the last three (3) years prior to the Original Execution Date, neither the Company or any Subsidiary has entered into any settlement agreements related to allegations of sexual harassment or misconduct by a director, officer, employee, independent contractor or PEO Staff of the Company or any of its Subsidiaries.

3.21         FDA and Regulatory Matters.

(a)            Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is, and since December 31, 2019, has been, in compliance with all Healthcare Laws applicable to the Company and its Products and Services, including requirements relating to design, manufacturing, development, and validation, clinical and non-clinical research and/or testing, premarket approval or clearance, premarketing notification, labeling, advertising and promotion, record keeping, adverse event or medical device reporting, reporting of corrections and removals, and current good manufacturing practice (GMP) for biological, tissue, and medical device products. To the knowledge of the Company, no officer, director, manager or managing director of the Company has engaged in any act on behalf of the Company that violates any Healthcare Law in any material respect. The Company and, to the Company’s knowledge, any contract manufacturers assisting in the manufacture of the Products are, and, since December 31, 2019, have been, in compliance with CLIA registration and any other establishment registration requirements and product listing requirements to the extent required by applicable Healthcare Laws insofar as they pertain to the manufacture of Products or the business operations of the Company, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written notification of any pending or threatened subpoena, hearing, enforcement, or other Action from any Governmental Body, including the FDA, the Centers for Medicare & Medicaid Services (“CMS”), the U.S. Department of Health and Human Services Office of Inspector General, the U.S. Department of Justice, any U.S. Attorney’s Office or state Attorney General, or any comparable state or federal Governmental Body alleging potential or actual non-compliance by, or Liability of, the Company under any Healthcare Law.

(b)            The Company holds such Permits of Governmental Bodies required for the conduct of its business as currently conducted, including those Permits necessary to permit the design, manufacturing, development, validation, pre-clinical and clinical testing, research, manufacture, labeling, sale, importation, exportation, storage, shipment, distribution, commercialization, and promotion of its Products and Services in jurisdictions where it currently conducts such activities with respect to each Product and Service (collectively, the “Company Licenses”), except to the extent where the failure to hold such Permits would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company has fulfilled and performed all of its obligations with respect to each Company License and is in material compliance with all terms and conditions of each Company License, and, to the Company’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof or would result in any other impairment of the rights of the holder of any Company License, except to the extent where the failure to be in material compliance would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company has not received any written information or notification from the FDA or any other Governmental Body with jurisdiction over the Products or Services which would reasonably be expected to lead to the denial of any application for marketing approval, licensure, certification, accreditation, or clearance currently pending, or planning to be submitted before the FDA or any other Governmental Body.

(c)            All material applications, filings, reports, documents, claims, submissions and notices required to be filed, maintained or furnished to the FDA, CMS, state or other Governmental Bodies have been so timely filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), including adverse event reports, medical device reports, reports of recalls, corrections and removals with regard to the Products and any transparency reports. All applications, notifications, submissions, information, claims, reports, filings and other data and conclusions derived therefrom utilized as the basis for, or submitted in connection with, any and all requests for a Company License from the FDA or other Governmental Body relating to the Company or its businesses or the Products, when submitted to the FDA or any other Governmental Body, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date of submission. Any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, claims, reports, filings and other data have been submitted to the FDA or other Governmental Body and as so updated, changed, corrected or modified remain true, accurate and complete in all material respects and do not materially misstate any of the statements or information included therein or omit to state a material fact necessary to make the statements therein not misleading.

(d)            The Company has not received any written notice or other communication from the FDA or any other Governmental Body contesting the regulatory classification, licensure or lack of licensure, failure to obtain pre-market clearance or approval of the uses of or the labeling and promotion of any of the Products or Services. To the Company’s knowledge, no manufacturing site which assists in the manufacture of the Products or Product components (whether Company-owned or operated or that of a contract manufacturer for any Products or Product components) or laboratory which is used to develop or perform Services has been subject to a Governmental Body (including the FDA) shutdown or import or export detention, refusal or prohibition. Neither the Company nor, to the Company’s knowledge, any manufacturing site which assists in the manufacture of any material Products or material Product components (whether Company-owned or operated or that of a contract manufacturer for the Products or Product components) or laboratory which has been used to develop or perform Services has received, since December 31, 2019, any FDA Form 483 or other Governmental Body notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Body alleging, observing or asserting noncompliance with any applicable Healthcare Laws or Company Licenses or alleging a lack of safety or effectiveness from the FDA or any other Governmental Body, and, to the Company’s knowledge, there is no such Action pending or threatened.

(e)            The FDA has not mandated that the Company recall any of its Products. There are no voluntary recalls of any of the Company’s Products contemplated by the Company or pending. Since December 31, 2019, there have been no recalls (either voluntary or involuntary), field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product component, or seizures ordered or adverse regulatory actions taken (or, to the Company’s knowledge, threatened) by the FDA or any Governmental Body with respect to any of the Products or Product components or any facilities where Products or Product components are developed, designed, tested, manufactured, assembled, processed, packaged or stored.

(f)            There are no clinical trials that are being conducted as of the Original Execution Date by or on behalf of, or sponsored by, the Company.

(g)            The Company is not the subject of any pending or, to the knowledge of the Company, threatened, investigation regarding the Company or the Products or Services by the FDA pursuant to the FDA Fraud Policy. Neither the Company nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company has made an untrue statement of material fact to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke the FDA Fraud Policy or any similar policy. Neither the Company nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company has been debarred or excluded or has been convicted of any crime or engaged in any conduct for which such Person could be debarred under 21 U.S.C. § 335a or excluded from participating in the federal healthcare programs under Section 1128 of the Social Security Act of 1935, or any similar Law. No claims, Actions, proceedings or investigation that would reasonably be expected to result in a debarment or exclusion are pending or, to the knowledge of the Company, threatened, against the Company or, to the knowledge of the Company, any of its directors, officers, employees or agents.

(h)            All of the Company’s and its Subsidiaries’ Contracts, participation in joint ventures, and other business relationships with potential customers, prescribers, physicians or other healthcare professionals, distributors, patients, or other sources of orders or referrals, including, any consulting, speaker, development, sponsorship, grant and royalty agreements with, and training events for, physicians, other healthcare professionals or providers, governmental representatives or healthcare entities or organizations, comply in all material respects with all Healthcare Laws.

(i)             To the Company’s knowledge, none of the Company, the Company’s Subsidiaries or any of their officers, directors, managers, managing directors or employees (i) has engaged in, been charged with or been investigated for any conduct that would reasonably be expected to result in exclusion from any federal healthcare program or debarment or any other sanction under similar foreign, state, or local applicable Law, or (ii) has otherwise engaged in any activities that would reasonably be expected to provide cause for civil, criminal or administrative penalties or sanctions or mandatory or permissive exclusion under any Healthcare Laws.

(j)             None of the Company’s Products or Services are currently reimbursable by federal healthcare programs.

(k)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and to the knowledge of the Company (a) since the Lookback Date, (i) all Products manufactured and sold by the Company or any of its Subsidiaries have been provided in conformity with the Company’s and its Subsidiaries’ applicable contractual commitments, warranties and specifications; and (ii) neither the Company nor any of its Subsidiaries has received or otherwise been made aware of any written notices, citations or decisions by any Governmental Body that any of its Products are defective or fail to meet any applicable standards promulgated by any such Governmental Body; and (b) each of the Company and its Subsidiaries has obtained, in all countries where it is marketing or has marketed any Products, all applicable licenses, registrations, approvals, clearances and authorizations required by local, state or federal agencies in such countries regulating the safety, effectiveness and market clearance of such Products currently marketed by the company in such countries.

3.22         Brokerage. Other than Perella Weinberg Partners LP, no Person shall be entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and correct copy of all Contracts entitling any Person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Company, together with all amendments, waivers or other changes thereto.

3.23         Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Registration Statement did (at the time the Registration Statement was filed with the SEC and initially became effective under the Securities Act) or any Post-Effective Amendment will (at the time any such Post-Effective Amendment is filed with the SEC and at the time the Registration Statement, as amended by any such Post-Effective Amendment, becomes effective under the Securities Act) or (b) the Proxy Statement did or will, as the case may be (at each time a Proxy Statement was or is disseminated to the Company Stockholders) or any supplement thereto will (at the time such supplement is disseminated to the Company Stockholders), or at the time of the Company Stockholders’ Meeting will, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Proxy Statement does and any supplement thereto will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or to be supplied by Parent, Merger Sub, or their financial advisor, or with respect to the compliance as to form of such information with the applicable provisions of the Securities Act and the Exchange Act, in each case that is included or incorporated by reference in the Registration Statement or the Proxy Statement. The representations and warranties contained in this Section 3.23 will not apply to statements or omissions included in the Registration Statement or Proxy Statement upon information furnished to the Company in writing by Parent specifically for use therein.

3.24         Board Approval; Vote Required.

(a)            The Company Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, and approved the execution, delivery and performance of the Agreement and such transactions, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders, (iii) resolved to recommend the adoption of this Agreement to the Company Stockholders, on the terms and subject to the conditions set forth in this Agreement, and (iv) directed that this Agreement be submitted to the Company Stockholders for adoption, and, subject to Section 6.04, such resolutions have not been rescinded, modified or withdrawn in any way.

(b)            The affirmative vote of the holders of a majority of all outstanding Company Shares entitled to vote thereon (the “Company Stockholder Approval”) is necessary to adopt this Agreement. Other than the Company Stockholder Approval, no other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated thereby.

(c)            The Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any of the transactions and other agreements contemplated hereby. No Takeover Law applies or purports to apply to the Merger, this Agreement or any of the transactions or other agreements contemplated hereby.

(d)            Each of the representations and warranties set forth in this Section 3.24 are made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

3.25         Affiliate Transactions. Other than confidentiality Contracts, employment-related Contracts, Company Plans, and other compensation and benefit arrangements with respect to present or former officers or directors granted or entered into in the ordinary course of business, no (a) executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of five percent (5%) or more of the Company Shares, excluding any registered investment company or institutional investor or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clauses (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company, any of its Subsidiaries or any of their respective properties or assets or has any material interest in any property owned by the Company or any of its Subsidiaries, which, in each case, would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.26         Opinion. The Company Board has received the opinion of Perella Weinberg Partners LP, to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of outstanding Company Shares, and such opinion has not been withdrawn, revoked or modified. The Company shall have provided a copy of any such written opinion to Parent solely for informational purposes promptly after the execution and delivery of this Amended and Restated Agreement.

3.27         No Other Representations and Warranties.

(a)            EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 3, OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE), IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE COMPANY HEREBY EXPRESSLY DISCLAIMS ANY SUCH OTHER REPRESENTATION OR WARRANTY. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO PARENT OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO (i) ANY PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND CERTAIN BUSINESS PLAN INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS); OR (ii) EXCEPT FOR THE REPRESENTATIONS AND

WARRANTIES MADE BY THE COMPANY IN THIS ARTICLE 3, OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, ANY ORAL OR WRITTEN INFORMATION PRESENTED TO PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE COMPANY AND ITS SUBSIDIARIES, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(b)            Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries or their respective businesses, operations, assets, Liabilities or conditions (financial or otherwise), whatsoever, express or implied, beyond those expressly given by Parent in ARTICLE 4, or in any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in ARTICLE 4 or in any certificate delivered pursuant to this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made by Parent or any other Person with respect to any projections, including projected statements of operating revenues and income from operations of Parent and its Subsidiaries and certain business plan information of Parent and its Subsidiaries (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other transactions contemplated by this Agreement).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents furnished or filed after December 31, 2022, and at least one (1) Business Day prior to the Original Execution Date (excluding any disclosures in any risk factors section or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), it being understood that this clause (a) shall not apply to any representations and warranties set forth in Sections 4.01 (Organization and Corporate Power), 4.02 (Authorization; Valid and Binding Agreement), 4.03 (Capital Stock), 4.04 (Subsidiaries), 4.05 (No Breach), 4.06 (Consents), 4.18 (Brokerage), 4.19 (Disclosure), 4.20 (Board Approval; Vote Required), 4.21 (Opinion), or 4.23 (Financial Capability) or (b) the confidential disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of the Original Merger Agreement (the “Parent Disclosure Letter”) to the extent it makes reference to the particular Section or subsection of this Agreement to which exception is being taken (or to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to another Section or subsection of this Agreement), Parent represents and warrants to the Company as follows:

4.01         Organization and Corporate Power.

(a)            Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each other Subsidiary of Parent is a corporation or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so organized and existing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has all requisite corporate or similar power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except in the case of Subsidiaries where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of Parent, as in effect as of the Original Execution Date, have been heretofore made available to the Company.

(b)            Each of Parent and its Subsidiaries has all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.02         Authorization; Valid and Binding Agreement. Subject to the adoption of this Agreement by the sole stockholder of Merger Sub (and, only with respect to the Original Merger Agreement, subject to obtaining the Parent Stockholder Approval (as such term was defined therein) that would have been required as contemplated thereunder), the execution, delivery and performance of this Agreement by Parent and Merger Sub and each other agreement, document, instrument or certificate contemplated hereby to be executed, delivered and performed by Parent and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub, and no other corporate approvals on Parent’s or Merger Sub’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. The representations and warranties set forth in this Section 4.02 are made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

4.03         Capital Stock.

(a)            The authorized capital stock of the Parent consists of 120,000,000 Parent Shares, $0.001 par value per share. As of the Measurement Date, there were (i) 38,569,854 Parent Shares issued and outstanding, (ii) zero Parent Shares held by Parent in its treasury, (iii) outstanding Parent Options to purchase an aggregate of 3,691,423 Parent Shares, (iv) 1,175,495 Parent Shares subject to or otherwise deliverable in connection with outstanding Parent RSUs, (v) 3,590,677 Parent Shares reserved for issuance in respect of future awards under the Parent Equity Plans and (vi) 2,386,943 Parent Shares reserved for issuance under the Parent ESPP. From the Measurement Date to the execution and delivery of this Agreement, Parent has not issued any Parent Shares, Parent Options, Parent RSUs, or any other capital stock, except (A) Parent Shares pursuant to the exercise of the Parent Options or settlement of Parent RSUs, in each case, outstanding as of the Measurement Date and (B) Parent Options and Parent RSUs issued in the ordinary course of business. As of April 23, 2025, there were (I) 38,821,094 Parent Shares issued and outstanding, (II) zero Parent Shares held by Parent in its treasury, (III) outstanding Parent Options to purchase an aggregate of 5,812,642 Parent Shares, (IV) 1,943,293 Parent Shares subject to or otherwise deliverable in connection with outstanding Parent RSUs, (V) 1,939,901 Parent Shares reserved for issuance in respect of future awards under the Parent Equity Plans and (VI) 2,285,434 Parent Shares reserved for issuance under the Parent ESPP.

(b)            All of the outstanding Parent Shares have been duly authorized and validly issued and are fully paid, non-assessable and not subject to or issued in violation of preemptive or similar rights. All of the issued and outstanding Parent Shares, Parent Options and Parent RSUs were issued in compliance in all material respects with all applicable Laws concerning the issuance of securities.

(c)            Except as set forth in Section 4.03(a), Parent does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Parent. Except as set forth in Section 4.03(a), there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Parent; (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Parent; (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require Parent to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Parent; (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Parent or (v) bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which Parent Stockholders may vote.

(d)            All of the outstanding Parent Options and Parent RSUs have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Plans and applicable Laws, and do not trigger any liability for the holder thereof under Section 409A of the Code. Each Parent Option has an exercise price that is no less than the fair market value of the underlying shares on the date of grant, as determined in accordance with Section 409A of the Code. Parent has the requisite power and authority, in accordance with the Parent Equity Plans, the applicable award agreements and any other applicable Contract, to take the actions contemplated by Section 2.08(b).

(e)            There are no stockholder agreements or voting trusts or other agreements or understandings to which Parent is a party with respect to the voting, or restricting the transfer, of the capital stock or any other equity interest of Parent. Parent has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of Parent are held by any Subsidiary of Parent.

(f)            As of the Original Execution Date, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of its Subsidiaries is subject, a party to, or otherwise bound.

4.04         Subsidiaries.

(a)            Section 4.04(a) of the Parent Disclosure Letter sets forth a list of each Subsidiary of Parent, indicating for each such Subsidiary its jurisdiction of organization. Other than the Subsidiaries of Parent listed on Section 4.04(a) of the Parent Disclosure Letter, Parent does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, capital stock or any other equity interests of any Person.

(b)            All of the outstanding shares of capital stock or equivalent equity interests of each of Parent’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and non-assessable (ii) were issued in compliance in all material respects with all applicable Laws concerning the issuance of securities and (iii) are owned of record and beneficially, directly or indirectly, by Parent free and clear of all material Liens (other than Permitted Liens and restrictions on transfer arising under applicable securities Laws).

4.05         No Breach. Except with respect to clauses (b) and (c) for any conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the execution, delivery and performance of this Agreement by Parent (and, only with respect to the Original Merger Agreement, subject to obtaining the Parent Stockholder Approval (as such term was defined therein) that would have been required as contemplated thereunder), the consummation of the transactions contemplated hereby do not (a) conflict with or violate Parent’s Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.06 have been obtained and all filings and obligations described in Section 4.06 have been made, conflict with or violate any Law or Order to which Parent, its Subsidiaries or any of their respective properties or assets is subject, or (c) conflict with or result in any breach of, constitute (with or without notice of or lapse of time of both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of Parent or any of its Subsidiaries, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party, under the provisions of any Contract to which Parent or any of its Subsidiaries is a party and which is material to the business of Parent and its Subsidiaries, taken as a whole. The representations and warranties set forth in this Section 4.05 are made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

4.06         Consents, etc. Except as may be required by (a) the HSR Act and antitrust and competition Laws of other jurisdictions, (b) the Exchange Act, (c) the Securities Act, (d) U.S. state securities Laws, (e) the Stock Exchange, and (f) the DGCL, in each case, which requirements have or will be satisfied in connection with the transactions contemplated hereby, (i) none of Parent or any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and (ii) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Parent or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those notices, reports, filings, consents, approvals or authorizations the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.07         SEC Reports; Disclosure Controls and Procedures.

(a)            Parent has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference therein) with the SEC required to be filed or furnished by Parent since the Lookback Date (if amended, supplemented or superseded by a filing at least one (1) Business Day prior to the Original Execution Date, then such filing as so amended, supplemented or superseded, the “Parent SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the Original Execution Date, then on the date of such amendment, supplement or superseding filing), (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and the requirements of SOX, each as in effect on the date so filed or furnished, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the Original Execution Date, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of Parent is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(b)            The consolidated financial statements (including all related notes and schedules) of Parent and its consolidated Subsidiaries contained in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof (or, if amended, supplemented or superseded by a filing at least one (1) Business Day prior to the Original Execution Date, then on the date of such amendment, supplement or superseding filing) and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. Since the Lookback Date, neither Parent nor any of its Subsidiaries has become a party to any joint venture, off balance sheet partnership or any similar Contract, where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent SEC Documents.

(c)            Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets. Since the Lookback Date, none of Parent, Parent’s independent accountants, the Parent Board or its audit committee has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of Parent, (B) “material weakness” in the internal controls over financial reporting of Parent, or (C) fraud, whether or not material, that involves management or other employees of Parent or its Subsidiaries who have a significant role in the internal controls over financial reporting of Parent. Since the Lookback Date, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.

(d)            The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(e)            Since the Parent Balance Sheet Date, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any Representative of Parent or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and, (ii) to the knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by Parent or any of its Subsidiaries or any of their officers, directors, employees or agents to any director or executive officer of Parent.

(f)            Parent is in material compliance with the applicable listing and corporate governance rules and regulations of the Stock Exchange.

4.08         No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Parent as of September 30, 2024, included in the Parent SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 4.08 of the Parent Disclosure Letter, Parent, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case, required by GAAP to be reflected or reserved against in the consolidated balance sheet of Parent and its Subsidiaries prepared in accordance therewith (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

4.09         Absence of Certain Developments.

(a)            Since September 30, 2024, there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b)            Except as expressly contemplated by this Agreement, since September 30, 2024, each of Parent and its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business, and neither Parent nor any of its Subsidiaries has taken any action that, if taken during the Pre-Closing Period would require the Company’s consent pursuant to any of the covenants in clauses (i), (ii), (iii), (iv), (v), (vi), (vii), and, solely as it relates to the foregoing, (viii) of Section 5.02(b).

4.10         Title to Properties. Parent and its Subsidiaries have good and valid title to, or hold pursuant to valid and enforceable leases or other comparable Contract rights, all of the personal property and other tangible assets necessary for the conduct of the business of Parent and its Subsidiaries, taken as a whole, as currently conducted, in each case, free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.11         Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) Parent and its Subsidiaries have timely filed (taking into account any applicable extensions) all income and other material Tax Returns required to be filed by them, (b) such Tax Returns are complete and correct in all material respects, (c) Parent and its Subsidiaries have timely paid all Taxes as due and payable (whether or not shown on any Tax Return) and, (d) no material non-U.S., federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Parent or any of its Subsidiaries.

4.12         Intellectual Property.

(a)            None of the issued or granted Parent Registered Intellectual Property has been held by a court or other tribunal to be invalid or unenforceable or is the subject of any ongoing challenge to validity or enforceability before any court or other tribunal, and, to Parent’s knowledge, (i) all issued or granted Parent Registered Intellectual Property is subsisting and in full force and effect, and (ii) all other material Parent Registered Intellectual Property is valid and subsisting. One or more of Parent and its Subsidiaries owns and possesses all right, title and interest in and to each item of the Intellectual Property owned by or purported to be owned by Parent or any of its Subsidiaries free and clear of all Liens other than Permitted Liens. The Intellectual Property owned by Parent and its Subsidiaries, together with any Intellectual Property licensed to Parent or its Subsidiaries from another Person that is used by Parent or one of its Subsidiaries in the conduct of its business as currently conducted (including licenses for commercially available Software) constitute all Intellectual Property used in and material to or otherwise necessary for Parent’s or its Subsidiaries’ manufacture or sale of its Products or Services or operation of the business of Parent or its Subsidiaries as currently conducted. To the knowledge of Parent, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has previously within the past four (4) years infringed, misappropriated, diluted or otherwise violated, any material Intellectual Property owned by or exclusively licensed to Parent or any of its Subsidiaries. No Person has provided written notice of an Action or, to the knowledge of Parent, threatened an Action, challenging the ownership, validity, enforceability or scope of any Parent Registered Intellectual Property, and no item of Parent Registered Intellectual Property is the subject of any outstanding Order, or ruling enacted, adopted, promulgated or applied by a Governmental Body or arbitrator of which Parent has received written notice. “Parent Registered Intellectual Property” means all of the patents, domain names, registered trademarks and service marks, registered copyrights and applications for any of the foregoing, that are (A) currently owned by Parent or any of its Subsidiaries or (B) exclusively licensed to Parent or any of its Subsidiaries.

(b)            To Parent’s knowledge, Parent and its Subsidiaries, their Products and the business of Parent and its Subsidiaries as currently conducted, do not infringe, misappropriate, dilute or otherwise violate any Intellectual Property owned by another Person and have not infringed, misappropriated, diluted or otherwise violated any Intellectual Property owned by another Person within the past six (6) years. Parent and its Subsidiaries have not, within the past six (6) years, received any charge, complaint, claim, demand, notice or other communication alleging any infringement, misappropriation, dilution or other violation (including any claim that Parent or a Subsidiary must license or refrain from using any Intellectual Property of another Person in order to avoid infringement, misappropriation, dilution or other violation) of the Intellectual Property of another Person, and there is no pending (or, to the knowledge of Parent, threatened) Action alleging any such infringement, misappropriation, dilution or violation.

4.13         Data Privacy.

(a)            Parent and its Subsidiaries (i) maintain commercially reasonable policies and procedures regarding security, privacy, and the use of Personal Data and that are designed to protect Personal Data from unauthorized access, use or disclosure, (ii) maintain commercially reasonably administrative, technical, and physical security measures given the industry in which Parent operates to protect Personal Data and systems against loss, damage, unauthorized access, use, modification, or other misuse, (iii) contractually obligate third-party service providers to contractual terms relating to such provider’s compliance with applicable Law, and (iv) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since the Lookback Date, have been in compliance with all of Parent’s and its Subsidiaries’ published and written policies, as applicable, governing security, privacy, and the use of Personal Data, contractual restrictions and applicable Laws governing data privacy and data security.

(b)            Parent and its Subsidiaries’ systems, including information technology assets, computer systems, equipment, hardware, servers, software, networks, telecommunications systems and related infrastructure, used or held for use by Parent, are adequate for, and operate and perform as required in connection with, the operation of Parent or its Subsidiaries as currently conducted. To Parent’s knowledge, none of the systems contains any material virus, “time bombs,” “back doors,” “trap doors,” Trojan horse, spyware, keylogger software, worm or other software routines, faults, malicious code, damaging devices, or hardware components designed to permit misuse of the systems or any data thereon.

(c)            To Parent’s knowledge, since the Lookback Date, none of Parent or any of its Subsidiaries has experienced any confirmed unauthorized access, acquisition, interruption, alteration, modification, loss, theft, corruption, destruction, compromise or other unauthorized processing of any Personal Data, except as would not be material, individually or in the aggregate, to Parent and its Subsidiaries, taken as a whole.

(d)            To Parent’s knowledge, since the Lookback Date, none of Parent or any of its Subsidiaries has been under investigation by any state, federal, or foreign jurisdiction regarding its protection, storage, use, disclosure, and transfer of Personal Data.

(e)            To Parent’s knowledge, since the Lookback Date, none of Parent or any of its Subsidiaries has received any material written claim, complaint, inquiry or notice from any governmental, regulatory or self-regulatory authority or entity, or any data subject, related to Parent’s or its Subsidiaries’ collection, processing, use, storage, security, or disclosure of Personal Data, alleging that any of these activities are in violation of any applicable Laws governing data privacy and data security.

4.14         Litigation. There are no Actions pending, nor, to Parent’s knowledge, threatened, against Parent or any of its Subsidiaries or any of their respective (x) properties or (y) present or former officers or directors in such individual’s capacity as such, at law or in equity, or before or by any Governmental Body, and Parent and its Subsidiaries are not subject to or in violation of any outstanding Order of any Governmental Body, in each case, that would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

4.15         Employee Benefit Plans.

(a)            Each Parent Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code has received a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service that remains current to the effect that the form of such Parent Plan is so qualified, and Parent is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Parent Plan. The Parent Plans comply in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Law.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to the Parent Plans, (i) all required contributions to, and premiums payable in respect of, such Parent Plan have been made within the time periods, if any, prescribed by ERISA, the Code or other applicable Law or, to the extent not required to be made on or before the Original Execution Date, have been properly accrued on Parent’s financial statements in accordance with GAAP, (ii) there are no Actions, audits, suits or claims pending or, to Parent’s knowledge, threatened, other than routine claims for benefits. No Parent Plan is, or in the past three (3) years has been, the subject of an investigation, examination or audit by a Governmental Body or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Body.

(c)            Neither Parent nor any of its ERISA Affiliates has at any time in the past six (6) years sponsored or contributed to, or has or has had any Liability or obligation in respect of any Plan that is or was at any relevant time (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Parent Plans obligates Parent or its Subsidiaries to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with Parent or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law and coverage through the end of the month of termination of employment.

(d)            With respect to each Parent Plan that is a Non-U.S. Plan, and, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the fair market value of the assets of each funded Non-U.S. Plan, the liability of each insurer for any non-U.S. Plan funded through insurance or the book reserve established for any Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the contemplated transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No Parent Plan that is a Non-U.S. Plan is a defined benefit pension plan.

4.16         Compliance with Law; Permits. Parent and each of its Subsidiaries hold all Permits required to operate their respective businesses as they are being conducted as of the Original Execution Date, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually or in the aggregate, not reasonably be expected to have a Parent Material Adverse Effect, and no proceeding is pending or, to the knowledge of Parent, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit. Neither Parent nor any of its Subsidiaries is, or since the Lookback Date, has been, in material violation of, or in material default under, any Law, in each case, applicable to Parent or any of its Subsidiaries or any of their respective assets and properties. Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, since the Lookback Date, (a) neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Body that alleges any violation or noncompliance or any pending or threatened investigation by any such Governmental Body, of any applicable Law, and to Parent’s knowledge, there is no such investigation or inquiry pending; and (b) neither Parent nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

4.17         FDA and Regulatory Matters.

(a)            Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent is, and since December 31, 2019, has been, in compliance with all Healthcare Laws applicable to Parent and its Products and Services, including requirements relating to design, manufacturing, development, and validation, clinical and non-clinical research and/or testing, premarket approval or clearance, premarketing notification, labeling, advertising and promotion, record keeping, adverse event or medical device reporting, reporting of corrections and removals, and current good manufacturing practice (GMP) for biological, tissue, and medical device products. To the knowledge of Parent, no officer, director, manager or managing director of Parent has engaged in any act on behalf of Parent that violates any Healthcare Law in any material respect. Parent and, to Parent’s knowledge, any contract manufacturers assisting in the manufacture of the Products are, and, since December 31, 2019, have been, in compliance with CLIA registration and any other establishment registration requirements and product listing requirements to the extent required by applicable Healthcare Laws insofar as they pertain to the manufacture of Products or the business operations of Parent, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has not received any written notification of any pending or threatened subpoena, hearing, enforcement, or other Action from any Governmental Body, including the FDA, the CMS, the U.S. Department of Health and Human Services Office of Inspector General, the U.S. Department of Justice, any U.S. Attorney’s Office or state Attorney General, or any comparable state or federal Governmental Body alleging potential or actual non-compliance by, or Liability of, Parent under any Healthcare Law.

(b)            Parent holds such Permits of Governmental Bodies required for the conduct of its business as currently conducted, including those Permits necessary to permit the design, manufacturing, development, validation, pre-clinical and clinical testing, research, manufacture, labeling, sale, importation, exportation, storage, shipment, distribution, commercialization, and promotion of its Products and Services in jurisdictions where it currently conducts such activities with respect to each Product and Service (collectively, the “Parent Licenses”), except to the extent where the failure to hold such Permits would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Parent has fulfilled and performed all of its obligations with respect to each Parent License and is in material compliance with all terms and conditions of each Parent License, and, to Parent’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof or would result in any other impairment of the rights of the holder of any Parent License, except to the extent where the failure to be in material compliance would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Parent has not received any written information or notification from the FDA or any other Governmental Body with jurisdiction over the Products or Services which would reasonably be expected to lead to the denial of any application for marketing approval, licensure, certification, accreditation, or clearance currently pending, or planning to be submitted before the FDA or any other Governmental Body.

(c)            Parent has not received any written notice or other communication from the FDA or any other Governmental Body contesting the regulatory classification, licensure or lack of licensure, failure to obtain pre-market clearance or approval of the uses of or the labeling and promotion of any of the Products or Services. To Parent’s knowledge, no manufacturing site which assists in the manufacture of the Products or Product components (whether Parent -owned or operated or that of a contract manufacturer for any Products or Product components) or laboratory which is used to develop or perform Services has been subject to a Governmental Body (including the FDA) shutdown or import or export detention, refusal or prohibition. Neither Parent nor, to Parent’s knowledge, any manufacturing site which assists in the manufacture of any material Products or material Product components (whether Parent -owned or operated or that of a contract manufacturer for the Products or Product components) or laboratory which has been used to develop or perform Services has received, since December 31, 2019, any FDA Form 483 or other Governmental Body notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Body alleging, observing or asserting noncompliance with any applicable Healthcare Laws or Parent Licenses or alleging a lack of safety or effectiveness from the FDA or any other Governmental Body, and, to Parent’s knowledge, there is no such Action pending or threatened.

(d)            The FDA has not mandated that Parent recall any of its Products. There are no voluntary recalls of any of Parent’s Products contemplated by Parent or pending. Since December 31, 2019, there have been no recalls (either voluntary or involuntary), field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product component, or seizures ordered or adverse regulatory actions taken (or, to Parent’s knowledge, threatened) by the FDA or any Governmental Body with respect to any of the Products or Product components or any facilities where Products or Product components are developed, designed, tested, manufactured, assembled, processed, packaged or stored.

(e)            Parent is not the subject of any pending or, to the knowledge of Parent, threatened, investigation regarding Parent or the Products or Services by the FDA pursuant to the FDA Fraud Policy. Neither Parent nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent has made an untrue statement of material fact to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke the FDA Fraud Policy or any similar policy. Neither Parent nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent has been debarred or excluded or has been convicted of any crime or engaged in any conduct for which such Person could be debarred under 21 U.S.C. § 335a or excluded from participating in the federal healthcare programs under Section 1128 of the Social Security Act of 1935, or any similar Law. No claims, Actions, proceedings or investigation that would reasonably be expected to result in a debarment or exclusion are pending or, to the knowledge of Parent, threatened, against Parent or, to the knowledge of Parent, any of its directors, officers, employees or agents.

(f)            To Parent’s knowledge, none of Parent, Parent’s Subsidiaries or any of their officers, directors, managers, managing directors or employees (i) has engaged in, been charged with or been investigated for any conduct that would reasonably be expected to result in exclusion from any federal healthcare program or debarment or any other sanction under similar foreign, state, or local applicable Law, or (ii) has otherwise engaged in any activities that would reasonably be expected to provide cause for civil, criminal or administrative penalties or sanctions or mandatory or permissive exclusion under any Healthcare Laws.

4.18         Brokerage. Other than Goldman Sachs & Co. LLC, no Person shall be entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Parent or any of its Subsidiaries. Parent has made available to the Company a true and correct copy of all Contracts entitling any Person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Parent, together with all amendments, waivers or other changes thereto.

4.19         Disclosure. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (a) the Registration Statement did (at the time the Registration Statement was filed with the SEC and initially became effective under the Securities Act) or any Post-Effective Amendment will (at the time any such Post-Effective Amendment is filed with the SEC and at the time the Registration Statement, as amended by any such Post-Effective Amendment, becomes effective under the Securities Act) or (b) the Proxy Statement did or will, as the case may be (at each time a Proxy Statement was or is disseminated to the Company Stockholders) or any supplement thereto will (at the time such supplement is disseminated to the Company Stockholders), or at the time of the Company Stockholders’ Meeting will, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Registration Statement does, and any amendment and supplement thereto, including any Post-Effective Amendment, will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by or to be supplied by the Company or any financial advisor, or with respect to the compliance as to form of such information with the applicable provisions of the Securities Act and the Exchange Act, in each case that is included or incorporated by reference in the Registration Statement or the Proxy Statement. The representations and warranties contained in this Section 4.19 will not apply to statements or omissions included in the Registration Statement or Proxy Statement upon information furnished to Parent in writing by the Company specifically for use therein.

4.20         Board Approval; Vote Required.

(a)            The Parent Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, on the terms and subject to the conditions set forth in this Agreement, and approved the execution, delivery and performance of the Agreement and such transactions, and (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Share Issuance, are fair to, and in the best interests of, Parent and the Parent Stockholders, and such resolutions have not been rescinded, modified or withdrawn in any way.

(b)            No vote of the holders of Parent Shares or other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated hereby (other than, only with respect to the Original Merger Agreement, the Parent Stockholder Approval (as such term was defined therein) that would have been required as contemplated thereunder).

(c)            The Parent Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any of the transactions and other agreements contemplated hereby. No Takeover Law applies or purports to apply to the Merger, this Agreement or any of the transactions or other agreements contemplated hereby.

(d)            Each of the representations and warranties set forth in this Section 4.20 are made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.

4.21         Opinion. The Parent Board has received the written opinion of Goldman Sachs & Co. LLC, as financial advisor to Parent, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations and qualifications set forth in such opinion, the Per Share Merger Consideration provided for in the Merger is fair, from a financial point of view, to Parent, and such opinion has not been withdrawn, revoked or modified. Parent shall have provided a copy of such written opinion to the Company solely for informational purposes promptly after the execution and delivery of this Amended and Restated Agreement.

4.22         Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business and has incurred no Liabilities whatsoever, in each case, other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.23         Financial Capability. Parent has, as of the Execution Date, and will have, at the Effective Time, available cash, available lines of credit or other sources of immediately available funds sufficient for Parent to (a) pay, or cause to be paid, the Cash Consideration and any cash in lieu of fractional Parent Shares, in each case, payable pursuant to ARTICLE 2, (b) repay, or cause to be repaid, the Indebtedness required to be repaid under the Company Existing Loan Documents as contemplated by Section 6.16, and (c) pay or cause to be paid all out-of-pocket fees, costs and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation pursuant to this Amended and Restated Agreement or to the extent arising both (i) from the consummation of the transactions contemplated under this Amended and Restated Agreement and (ii) under Company Material Contracts set forth in the Company Disclosure Letter.

4.24         No Other Representations and Warranties.

(a)            EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 4, OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, NEITHER PARENT NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE), IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND PARENT HEREBY EXPRESSLY DISCLAIMS ANY SUCH OTHER REPRESENTATION OR WARRANTY. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, NEITHER PARENT NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO THE COMPANY OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO (i) ANY PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF PARENT AND CERTAIN BUSINESS PLAN INFORMATION OF PARENT (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS); OR (ii) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY PARENT IN THIS ARTICLE 4, OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, ANY ORAL OR WRITTEN INFORMATION PRESENTED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF PARENT, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(b)            Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries or their respective businesses, operations, assets, Liabilities or conditions (financial or otherwise), whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE 3, or in any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that Parent and Merger Sub have not relied on any such other representation or warranty not set forth in ARTICLE 3 or in any certificate delivered pursuant to this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made by the Company or any other Person with respect to any projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other transactions contemplated by this Agreement).

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01         Covenants of the Company.

(a)            Except (i) as set forth in Section 5.01(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned), from the Original Execution Date until the earlier of the Effective Time and the date this Agreement is validly terminated in accordance with ARTICLE 8 (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business and operations in all material respects in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to preserve intact its current business organizations and its relationships with material customers, suppliers, licensors, licensees, distributors, Governmental Bodies and others having business relationships that are material to the Company or its Subsidiaries taken as a whole; provided that no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 5.01(b) shall be a breach of this Section 5.01(a). During the Pre-Closing Period, the Company shall, promptly upon learning of the same, notify Parent (A) of any Effect known to the Company that is reasonably likely, individually or taken together with all other Effects known to the Company, to result in a Company Material Adverse Effect and (B) any matter reasonably likely to constitute a failure by the Company of any of the conditions contained in Section 7.02(a) or Section 7.02(b).

(b)            Except (i) as set forth on Section 5.01(b) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, the Company shall not and shall not permit any of its Subsidiaries, without the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned), to:

(i)            (X) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares, except for the declaration and payment of dividends by a direct or indirect wholly-owned Subsidiary of the Company solely to its parent or (Y) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Options or Company RSUs with respect thereto, except in connection with (A) intercompany purchases of capital stock or share capital solely among one or more of the Company and its Subsidiaries, (B) satisfaction of applicable Tax-withholding obligations in respect of the vesting or settlement of any Company Options or Company RSUs or (C) the forfeiture of Company Options or Company RSUs by the holder thereof, upon such holder’s termination of employment with the Company or any of its Subsidiaries;

(ii)           except for the grant of Company Options or Company RSUs in connection with new hires or engagements that are permitted to be made in the ordinary course of business under Section 5.01(b)(iv), (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (1) any shares of capital stock or other ownership interest in the Company or any of its Subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities or (4) any phantom equity or similar contractual rights; or (B) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case, (I) for issuances of Company Shares in respect of (x) any exercise of Company Options outstanding on the Original Execution Date in accordance with their terms as of the Original Execution Date or (y) the vesting of or delivery of shares under Company RSUs outstanding on the Original Execution Date in accordance with their terms as of the Original Execution Date, (II) for transactions solely between or among the Company and its wholly-owned Subsidiaries;

(iii)          except as required by a Company Plan as in effect as of the Original Execution Date, (A) increase the compensation or other benefits payable or provided to any of the Company’s or any of its Subsidiaries’ officers, directors, employees or PEO Staff, (except, solely in the case of employees below officer level and PEO Staff, for increases in base wages or salary in the ordinary course of business consistent with past practice (including as a result of promotion to a non-officer position)); (B) enter into, amend or terminate any employment, change of control, severance, retention or other Contract with any current or former officer, director, employee or PEO Staff of the Company or any of its Subsidiaries (except, solely in the case of employees below officer level and PEO Staff, (x) agreements or offer letters entered into with any new hires permitted to be made under Section 5.01(b)(iv) or as a result of promotion to a non-officer position, in each case, consistent with past practice and terminable without notice, payment or penalty or (y) terminations of such Contracts due to terminations of employment for cause or non-performance as determined by the Company); (C) establish, adopt, enter into, amend or terminate any Company Plan for the benefit of any current or former officers, directors, employees, or PEO Staff or any of their beneficiaries (except, solely in the case of employees below officer level and PEO Staff agreements or offer letters entered into with any new hires permitted to be made under Section 5.01(b)(iv) or as a result of promotion to a non-officer position, in each case, consistent with past practice and terminable without notice, payment or penalty); (D) enter into or amend any collective bargaining agreement or other agreement with a union, labor organization, works council or other employee representative body; (E) establish, adopt or enter into any plan, agreement or arrangement for the purpose of, or otherwise commit to, grossing up or indemnifying, or otherwise reimbursing any current or former employee, consultant, director or other service provider of the Company or any of its Subsidiaries for any Tax, including under Section 409A or Section 4999 of the Code; or (F) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Plan;

(iv)          hire or engage any employee, individual independent contractor or PEO Staff, except in the ordinary course of business with respect to individuals below the level of Vice President;

(v)           amend, or propose to amend, or permit the adoption of any amendment to any of the Organizational Documents of the Company or any of its Subsidiaries;

(vi)          effect a reclassification of shares, stock split, reverse stock split or similar transaction with respect to any shares of capital stock or other ownership interest in the Company;

(vii)         (A) merge or consolidate with any Person or (B) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(viii)        make any capital expenditure (or incur any obligations or liabilities in respect thereof) except for capital expenditures in an amount not to exceed, in the aggregate, $1,000,000;

(ix)           acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person, except for the purchase of supplies and inventory from suppliers or vendors in the ordinary course of business consistent with past practice;

(x)            (A) create, incur, assume or otherwise become liable for any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, renew or extend any existing credit or loan arrangements (except for renewals of existing financing arrangements with respect to leased equipment in the ordinary course of business), enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for intercompany transactions or arrangements solely among one or more of the Company and its Subsidiaries (but, for the avoidance of doubt, may continue to be liable for Indebtedness pursuant to the Company Existing Loan Documents); (B) make any loans or advances to any other Person, other than in connection with the placement of demo units in the ordinary course of business or intercompany transactions or arrangements solely among one or more of the Company and its Subsidiaries; or (C) make any capital contributions to, or investments in, any other Person except for intercompany transactions or arrangements solely among one or more of the Company and its Subsidiaries;

(xi)          enter into any Contract that would materially restrict, after the Effective Time, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

(xii)         sell, transfer, license, sublicense, assign, mortgage, encumber (but, for the avoidance of doubt, may continue to encumber assets pursuant to the Company Existing Loan Documents) or otherwise dispose of any assets, other than (i) sales of obsolete equipment in the ordinary course of business; and (ii) non-exclusive licenses of Intellectual Property that are not material to the Company or its Subsidiaries and are granted in the ordinary course of business;

(xiii)         commence, pay, discharge, settle, compromise or satisfy any pending or threatened Action other than any settlement solely for monetary damages that is (A) entered in the ordinary course of business consistent with past practice; or (B) in an amount less than $250,000 individually or in the aggregate; provided that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any demands under Section 262 of the DGCL except as expressly permitted by Section 2.16 or any Transaction Litigation except as expressly permitted by Section 6.18;

(xiv)        change any of its financial or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xv)         (A) change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to the Company or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) affecting any material Tax Liability or refund of material Taxes with respect to the Company or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of its Subsidiaries or (E) settle or compromise any material Tax Liability or refund of material Taxes with respect to the Company or any of its Subsidiaries;

(xvi)        (A) voluntarily terminate or cancel, assign, renew or agree to any material amendment of, material change in or material waiver under any Company Material Contract; (B) enter into any Contract that, if existing on the Original Execution Date, would be a Company Material Contract; or (C)  amend or modify any Contract in existence on the Original Execution Date that, after giving effect to such amendment or modification, would be a Company Material Contract; provided that this clause (xvi) shall not prohibit or restrict the Company from (x) entering into, renewing, amending, modifying or waiving any right under any Contract to the extent such entry, renewal, amendment, modification or waiver implements a transaction or action that is specifically permitted by any of the other subclauses of this Section 5.01(b) or (y) entering into a Contract for the sale of Products or Services to a customer of the Company, which customer Contract is entered into in the ordinary course of business and is not a Contract of the type described in clauses (i), (ii), (iii), (iv), (v), (vi)(B), (vii), (ix), (x), (xi), (xii) or (xiv) of Section 3.12(a); provided, further, that Parent’s failure to respond to a request for consent for the entry into a Company Material Contract for the sale of Products or Services in the ordinary course of business in accordance with this Agreement under this clause (xvi) within five (5) Business Days following the request therefor shall be deemed to be consent of Parent with respect to the entry into such Company Material Contract;

(xvii)       (A) other than actions with respect to Company Registered Intellectual Property taken by the Company or a Subsidiary after the exercise of reasonable business judgment and which actions would not reasonably be expected to materially impair the value of the Company Registered Intellectual Property, extend, amend, condition, restrict, waive, cancel, abandon, withdraw, fail to renew, permit to lapse, modify or otherwise alter any rights in or to any material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries in a manner that is adverse to the Company or its Subsidiaries; (B) other than actions with respect Company Registered Intellectual Property taken by the Company or a Subsidiary after the exercise of reasonable business judgment and which actions would not reasonably be expected to materially impair the value of the Company Registered Intellectual Property, fail to diligently prosecute any material patent application or to maintain any issued patent, in each case, owned by the Company or any of its Subsidiaries or fail to diligently prosecute or maintain any other material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries as to which the Company or any of its Subsidiaries controls the prosecution or maintenance thereof, as applicable; (C) fail to renew (to the extent renewable at the option of the Company or any of its Subsidiaries) or voluntarily terminate any Contract under which any material Intellectual Property is licensed to and currently used by the Company or any of its Subsidiaries; or (D) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any material trade secret of the Company or its Subsidiaries in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of publication of a patent application filed by the Company or any of its Subsidiaries or in connection with any required regulatory filing;

(xviii)      cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of the Company and its Subsidiaries, to the extent available on commercially reasonable terms;

(xix)         form any Subsidiary; or

(xx)          agree or commit to take any of the actions described in clauses (i) through (xix) of this Section 5.01(b).

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or any of its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business and operations.

5.02         Covenants of Parent.

(a)            Except (i) as set forth in Section 5.02(a) of the Parent Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, (iv) in connection with the solicitation of, any discussions or negotiations relating to, the entry into any Contract with respect to, or the consummation of, an Acquisition Proposal in respect of Parent, or (v) with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Parent shall, and shall cause each of its Subsidiaries to, (A) conduct its business and operations in all material respects in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to preserve intact its current business organizations and its relationships with material customers, suppliers, licensors, licensees, distributors, Governmental Bodies and others having business relationships that are material to Parent or its Subsidiaries taken as a whole; provided that no action by the Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 5.02(b) shall be a breach of this Section 5.02(a). During the Pre-Closing Period, Parent shall, promptly upon learning of the same, notify the Company (A) of any Effect known to Parent that is reasonably likely, individually or taken together with all other Effects known to Parent, to result in a Parent Material Adverse Effect and (B) any matter reasonably likely to constitute a failure by Parent of any of the conditions contained in Section 7.03(a) or Section 7.03(b).

(b)            Except (i) as set forth on Section 5.02(b) of the Parent Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, (iv) in connection with the solicitation of, any discussions or negotiations relating to, the entry into any Contract with respect to, or the consummation of, an Acquisition Proposal in respect of Parent, or (v) with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Parent shall not and shall not permit any of its Subsidiaries, without the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), to:

(i)            declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares, except:

(A)            for the declaration and payment of dividends by a direct or indirect wholly-owned Subsidiary of Parent solely to its parent; or

(B)             in connection with intercompany purchases of capital stock or share capital among one or more of the Company and its Subsidiaries;

(ii)            issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (A) any shares of capital stock or other ownership interest in Parent or any of its Subsidiaries; (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest; (C) any rights, warrants or options to acquire or with respect to any such shares or ownership interest or convertible or exchangeable securities; (D) any phantom equity or similar contractual rights; or (E) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case: (1) for issuances of Parent Shares in respect of (I) any exercise of Parent Options in accordance with their terms, (II) the exercise of any Parent ESPP Purchase Rights under the terms of the Parent ESPP, or (III) the vesting of or delivery of shares under Parent RSUs in accordance with their terms; (2) for transactions solely between or among Parent and its wholly-owned Subsidiaries; and (3) grants of Parent Options and Parent RSUs in the ordinary course of business under the Parent Equity Plans and the grant of purchase rights under the Parent ESPP in the ordinary course of business;

(iii)           amend, or propose to amend, or permit the adoption of any amendment to any of the Organizational Documents of Parent or any of its Subsidiaries;

(iv)          effect a reclassification of shares, stock split, reverse stock split or similar transaction with respect to any shares of capital stock or other ownership interest in Parent;

(v)           (A) merge or consolidate with any Person or (B) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of Parent or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X; provided, however, that the foregoing shall not prohibit internal reorganizations or consolidations involving wholly owned Subsidiaries of Parent that would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(vi)          acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person, except for (A) the purchase of supplies and inventory from suppliers or vendors in the ordinary course of business consistent with past practice; and (B) transactions with a value of less than $500,000 in any single instance or $1,500,000 in the aggregate;

(vii)         change any of its financial or Tax accounting methods or practices in any respect, except as required by GAAP or Law; or

(viii)        agree or commit to take any of the actions described in clauses (i) through (vii) of this Section 5.02(b).

Notwithstanding the foregoing, nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the business or operations of Parent or any of its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business and operations.

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.01         Investigation.

(a)            Each of the Company and Parent shall afford to the other party and to the Representatives of such other party reasonable access during normal business hours, during the Pre-Closing Period, to its and its Subsidiaries’ personnel and properties, Contracts, commitments, books and records and any reports, schedules or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financing, operating and other data and information regarding it and its Subsidiaries, as the other party or any of its Representatives may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither the Company nor Parent nor their respective Subsidiaries shall be required to provide the access or information contemplated by this Section 6.01 if it would (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) cause a violation of any agreement to which such party or any of its Subsidiaries is a party, (iii) cause a risk of a loss of privilege to such party or any of its Subsidiaries provided that such party shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of such privilege, (iv) constitute a violation of any applicable Law, or (v) otherwise disclose competitively sensitive material. In the event that a party objects to any request submitted pursuant to and in accordance with this Section 6.01(a) and withholds information or properties on the basis of the foregoing clauses (ii) through (iv), such party shall inform the requesting party as to the general nature of what is being withheld and shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure or access that does not suffer from any of the foregoing impediments (including, if reasonably requested by such other party, entering into a joint defense agreement with such other party on customary and mutually acceptable terms if requested with respect to any such information). Any party may reasonably designate competitively sensitive material provided to another party as “Outside Counsel Only Material” or with similar restrictions, which materials and the information contained therein shall be given only to the outside legal counsel of such other party, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties.

(b)            Without limiting the generality of Section 6.01(a), during the Pre-Closing Period, the Company shall notify Parent no later than ten (10) Business Days following the end of any calendar month in which the aggregate cash expenditures of the Company and its Subsidiaries for such calendar month exceed 120% of the amounts set forth on Section 6.01(b) of the Company Disclosure Letter with respect to such calendar month.

(c)            The parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

6.02         Registration Statement and Proxy Statement for Stockholder Approval. The parties hereto acknowledge that the Company prepared a proxy statement (which, for purposes of this Amended and Restated Agreement, shall disregard any portions thereof that had been prepared by Parent as it relates to any meeting of the Parent Stockholders that would have been convened in connection with the transactions contemplated by the Original Merger Agreement, and which shall include the preparation of one or more additional proxy statements that shall be prepared by the Company to reflect the terms of this Amended and Restated Agreement, and as so read shall be referred to as the “Proxy Statement”) containing the Company Recommendation, and Parent prepared and filed with the SEC a registration statement on Form S-4 (File No. 333-284932), which was declared effective on April 14, 2025, and in which the Proxy Statement was included along with a prospectus relating to the Parent Shares to be offered and sold pursuant to this Agreement and the Merger (such registration statement, together with, and including each amendment and supplement thereto, including any Post-Effective Amendment, the “Registration Statement”). As soon as reasonably practicable following the Execution Date, (a) the Company shall prepare such updates to the Proxy Statement, which shall contain the Company Recommendation (unless a Company Adverse Recommendation Change has occurred in accordance with this Agreement), in each case in order to reflect any necessary modifications thereto resulting from the entry into this Amended and Restated Agreement, and (b) Parent shall prepare and file with the SEC one or more post-effective amendments to the Registration Statement, in which the Proxy Statement (as so updated pursuant to the foregoing clause (a)) shall be included, in order to reflect any necessary modifications thereto resulting from the entry into this Amended and Restated Agreement (each, a “Post-Effective Amendment”). Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement, as amended by any Post-Effective Amendment, declared effective under the Securities Act as promptly as practicable and to keep the Registration Statement effective as long as necessary to consummate the transactions contemplated by this Agreement, including the Merger. In furtherance thereof, Parent and the Company will work together in good faith (including by providing reasonable access to relevant data, schedules and work papers), to prepare financial statements, financial information and such other information as required to be included in the Registration Statement. The Company shall provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company or any of its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Each of Parent and the Company will use commercially reasonable efforts to cause their respective independent accounting firms to deliver consent letters regarding the inclusion of their opinions with respect to the Company’s or Parent’s, as applicable, financial statements that are included in the Registration Statement, which such consent letter shall be customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company shall use its reasonable best efforts to disseminate the Proxy Statement to its stockholders as promptly as practicable after the Registration Statement, as amended by any Post-Effective Amendment, is declared effective under the Securities Act. Parent shall use reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Parent Shares pursuant to this Agreement, and Parent shall furnish all information concerning Parent and the holders of capital stock of Parent, as applicable, as may be reasonably requested by the Company in connection with any such action or the preparation, filing or distribution of the Proxy Statement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to, the Registration Statement shall be made by Parent, or with respect to the Proxy Statement, shall be made by the Company, or any of their respective Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon; provided, however, that this obligation shall not apply with respect to (i) documents filed by a party that are incorporated by reference in the Registration Statement or Proxy Statement or (ii) information relating to a Company Adverse Recommendation Change made in accordance with this Agreement. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement, as amended by each Post-Effective Amendment, has become effective or any other supplement or amendment to the Registration Statement has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Parent and the Company shall advise the other, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Registration Statement or the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to Company Stockholders.

6.03         Stockholders’ Meeting.

(a)            The Company shall take any and all actions necessary in accordance with applicable Law and the Company’s Organizational Documents to duly give notice of, convene and hold a meeting of the Company Stockholders, to be held as promptly as practicable (and in any case, except as otherwise provided in this Section 6.03(a), within thirty (30) days) after the Registration Statement, as amended by each Post-Effective Amendment, is declared effective under the Securities Act, for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”). The record date for the Company Stockholders’ Meeting shall be selected after reasonable consultation with Parent and, once the Company has established a record date for the Company Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law. Subject to Sections 6.04(b) and 6.04(c), the Company shall, through the Company Board, recommend that the Company Stockholders adopt this Agreement and shall use reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and to take all other actions necessary or advisable to secure the Company Stockholder Approval. The Company shall not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent; provided that if at any time following the dissemination of the Proxy Statement, either the Company or Parent determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders’ Meeting, including due to an absence of quorum, then each of the Company and Parent shall have the right to require an adjournment or postponement of the Company Stockholders’ Meeting for the purpose of soliciting additional votes in favor of the adoption of this Agreement; provided, further, that the Company Stockholders’ Meeting shall not be adjourned or postponed in accordance with the foregoing sentence by more than an aggregate of thirty (30) days from the originally-scheduled date, or to a date on or after the fifth (5th) Business Day preceding the Termination Date. Notwithstanding the foregoing, the Company may postpone or adjourn the Company Stockholders’ Meeting to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders’ Meeting. Unless this Agreement is terminated in accordance with ARTICLE 8 prior to the Company Stockholders’ Meeting, the Company’s obligations pursuant to this Section 6.03 to hold the Company Stockholders’ Meeting shall not be affected by the receipt of any Acquisition Proposal with respect to the Company or the making of any Company Adverse Recommendation Change.

(b)            The only matters to be voted upon at the Company Stockholders’ Meeting are (i) adoption of this Agreement, (ii) any adjournment or postponement of the Company Stockholders’ Meeting, (iii) any other matters that are required by applicable Law or Stock Exchange rules, or (iv) any other matters as the parties may mutually agree in writing.

(c)            If requested by Parent, the Company shall use commercially reasonable efforts to promptly provide Parent with recent voting tabulation reports relating to the Company Stockholders’ Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation.

6.04         Non-Solicitation.

(a)            The Company agrees that, except as expressly contemplated hereby, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to the Company; (ii) participate or engage in discussions (except to notify a Person that makes an inquiry, offer or proposal related to an Acquisition Proposal with respect to the Company of the existence of the provisions of this Section 6.04 or to clarify whether any such inquiry, offer or proposal constitutes an Acquisition Proposal with respect to the Company) or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person or group of Persons (or any of their Affiliates or Representatives) that is seeking to make, has made or could be reasonably expected to make, or otherwise in connection with, an Acquisition Proposal with respect to the Company, (iii) enter into any Contract (or any letter of intent, memorandum of understanding, agreement in principle or other similar contract or agreement) with respect to an Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 6.04), (iv) take any action or exempt any third party from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Law or the Company’s Organizational Documents or grant a waiver under Section 203 of the DGCL, or (v) resolve, publicly propose or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and instruct its and their respective Representatives to, immediately upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person or group of Persons, or any of their Affiliates (other than Parent or its Affiliates), conducted heretofore by the Company or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal, and, in connection therewith, the Company shall immediately discontinue access by any Person or group of Persons, and any of their Affiliates (other than Parent or its Affiliates), to any data room (virtual or otherwise) established by the Company or its Representatives for such purpose. Within two (2) Business Days from the Original Execution Date, the Company shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements with the Company or any Subsidiary thereof in connection with consideration of any Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company and the Company Board may take any actions described in clause (ii) of this Section 6.04(a) with respect to a third party if (A) the Company receives a bona fide unsolicited written Acquisition Proposal with respect to the Company from such third party after the Original Execution Date (and such Acquisition Proposal did not result from a violation of this Section 6.04) and (B) such proposal constitutes, and the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to, a Superior Proposal with respect to the Company, and, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law; provided that the Company may deliver non-public information to such third party only pursuant to a confidentiality agreement containing terms no less favorable to the Company with respect to confidentiality than the terms of the Confidentiality Agreement and that does not include any provision calling for any exclusive right to negotiate with any third party or otherwise having the effect of prohibiting the Company from satisfying any of its obligations hereunder (an “Acceptable Confidentiality Agreement”) so long as the Company (I) concurrently provides to Parent any information and data concerning the Company or any Subsidiary or access provided to such third party that was not previously made available to Parent, and (II) sends a copy of such Acceptable Confidentiality Agreement to Parent promptly (and in any event within twenty-four (24) hours) following its execution and delivery (and the Company shall not thereafter terminate, waive, amend, release or modify any material provisions of such Acceptable Confidentiality Agreement). Nothing contained in this Section 6.04 shall prohibit the Company or the Company Board from taking and disclosing to the Company Stockholders a position with respect to an Acquisition Proposal with respect to the Company pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if the Company Board has reasonably determined in good faith (after consultation with its outside legal counsel), that the failure to do so would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, provided that this sentence shall not permit the Company Board to make a Company Adverse Recommendation Change, except to the extent permitted by Section 6.04(b) or Section 6.04(c). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.04(a) by any of the Company’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of this Section 6.04(a) by the Company.

(b)            Neither the Company Board nor any committee thereof shall directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withhold or withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub) the approval, recommendation or declaration of advisability by the Company Board or any such committee of the transactions contemplated by this Agreement, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to the Company, (iv) fail to publicly reaffirm or re-publish the Company Recommendation within five (5) Business Days of being requested by Parent to do so (or if earlier, at least two (2) Business Days prior to the Company Stockholders’ Meeting), (v) fail to send to the Company Stockholders, within ten (10) Business Days after the commencement of a tender or exchange offer relating to the Company Shares (or if earlier, at least two (2) Business Days prior to the Company Stockholders’ Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming the Company Recommendation (provided that the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of such offer), or (vi) approve or recommend, publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into any Contract (or any letter of intent, memorandum of understanding, agreement in principle or other similar contract or agreement) with respect to an Acquisition Proposal relating to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 6.04) (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval (but not after), and subject to the Company’s compliance at all times with the provisions of this Section 6.04 and Section 6.03, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal pursuant to Section 6.04(a), in each case, if: (1) the Company receives a bona fide written Acquisition Proposal with respect to the Company after the Original Execution Date, that has not been withdrawn and did not result from a breach of Section 6.04(a), and the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (2) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that failure to take such action in response to such Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Company Board shall not be entitled to take any such action in response to a Superior Proposal with respect to the Company unless (x) the Company provides written notice to Parent at least four (4) Business Days in advance of taking any such action, which notice shall advise Parent that the Company Board has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal, identify the Person or group of Persons making such Superior Proposal and include copies of all documents pertaining to such Superior Proposal as specified in Section 6.04(d); (y) the Company negotiates in good faith with Parent (to the extent Parent wishes to negotiate) during such four (4) Business Day period to make such revisions to the terms of this Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal; and (z) at the end of such four (4) Business Day period the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor and taking into account any alternative transaction proposed in writing by Parent, all financial, legal, regulatory and other terms and conditions of any such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such Superior Proposal continues to constitute a Superior Proposal and that the failure to make a Company Adverse Recommendation Change or terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal pursuant to Section 6.04(a), in response to such Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law. Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.04(b), and will require a new notice pursuant to clause (x) hereof, except that references in this Section 6.04(b) to “four (4) Business Days” shall be deemed to be references to “two (2) Business Days” and such two (2) Business Day period shall expire at 11:59 p.m. (New York City time) on the second Business Day immediately following the day on which such new notice is delivered (it being understood and agreed that in no event shall any such additional two (2) Business Day period be deemed to shorten the initial four (4) Business Day period).

(c)            Notwithstanding the first sentence of Section 6.04(b), at any time prior to obtaining the Company Stockholder Approval (but not after), in connection with any Intervening Event with respect to the Company, the Company Board may make a Company Adverse Recommendation Change if, and only if, an Intervening Event has occurred, and prior to taking such action, the Company Board determines in good faith (after consultation with its financial adviser and outside legal counsel), that the failure to make such Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that, the Company Board shall not be entitled to make any such Company Adverse Recommendation Change in response to an Intervening Event with respect to the Company unless (x) the Company provides written notice to Parent at least four (4) Business Days in advance of taking any such action, which notice shall advise Parent that an Intervening Event has occurred and include a reasonably detailed description of such Intervening Event; (y) the Company negotiates in good faith with Parent (to the extent Parent wishes to negotiate) during such four (4) Business Day period to make such revisions to the terms of this Agreement so that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; and (z) at the end of such four (4) Business Day period the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor and taking into account any alternative transaction proposed in writing by Parent, all financial, legal, regulatory and other terms and conditions of any such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal) that the failure to make such Company Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d)            As promptly as practicable after receipt thereof (and in any event, within one (1) Business Day), the Company shall advise Parent in writing of any Acquisition Proposal with respect to the Company received from any Person or group of Persons, or any request for information, inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to the Company, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly (and in any event, within one (1) Business Day) provide to Parent copies of any written materials received by the Company in connection with any of the foregoing and the identity of the Person or group of Persons making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company shall simultaneously provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any other Person or group of Persons in connection with any Acquisition Proposal which was not previously provided to Parent. The Company shall keep Parent promptly and fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). The Company shall not release, or permit any of its Affiliates to release, any Person from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party or fail to enforce, to the fullest extent permitted under applicable Law, any such standstill or similar agreement to which it is party.

6.05         Regulatory Approvals; Additional Agreements.

(a)            Within ten (10) Business Days of the Original Execution Date, the Company and Parent each shall file with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice their respective Notification and Report Forms required under the HSR Act relating to the transactions contemplated by this Agreement.

(b)            Parent and the Company each shall promptly (i) supply the other with any information reasonably required in order to effectuate the filings described in this Section 6.05, (ii) supply additional information reasonably required by a Governmental Body and, (iii) subject to applicable legal limitations and the instructions of any Governmental Body, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of communications received from any Governmental Body. Neither Parent nor the Company shall independently participate in any meeting, or engage in any material conversation, with any Governmental Body in connection with such filings without using reasonable best efforts to give the other prior notice of the meeting or conversation and, unless prohibited by such Governmental Body, a reasonable opportunity to attend or participate. The parties shall reasonably consult and cooperate with one another and permit the other party or its counsel to review in advance any material proposed written communication by such party to any Governmental Body in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to antitrust or merger control Laws in connection with the transactions contemplated by this Agreement. Parent shall pay all filing fees required by the HSR Act and any other applicable merger notification or control Laws in connection with such filings.

(c)            Each of the Company and Parent shall (i) give the other party prompt notice of the commencement or written threat of commencement of any legal proceeding by or before any Governmental Body with respect to the transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such legal proceeding or threat; and (iii) reasonably cooperate with each other and use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Neither the Company, nor Parent, nor any of their respective Affiliates, shall, without the prior written consent of all parties hereto, enter into any agreement, commitment, or understanding with a Governmental Body not to consummate, or to delay or otherwise limit the consummation of, the transactions contemplated by this Agreement.

(d)            Subject to the conditions and upon the terms of this Agreement, each of Parent and the Company shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall use reasonable best efforts (i) to cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) to give all notices required to be made and given by such party in connection with the transactions contemplated by this Agreement; and (iii) to obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained from a Governmental Body or a party to any material Contract.

(e)            Notwithstanding the foregoing or any other provision of this Agreement, (i) nothing in this Section 6.05 shall limit any applicable rights a party may have to terminate this Agreement pursuant to Section 8.01 so long as such party has up to then complied in all material respects with its obligations under this Section 6.05, (ii) in no event shall Parent or Merger Sub be required to (1) propose, negotiate, commit to or effect, by consent decree, hold-separate orders or otherwise, the sale, divestiture, license or disposition of any of their respective assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent pursuant to this Agreement or (2) terminate, modify, transfer or take any other action with respect to any existing relationships or contractual rights and obligations of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates.

6.06         Termination of Company ESPP. The Company shall take all actions necessary or desirable to (a) provide that no Company ESPP Purchase Rights shall be granted, no individuals shall be permitted to commence participation in the Company ESPP and no offering period shall commence under the Company ESPP following the Original Execution Date; and (b) terminate the Company ESPP as of immediately prior to the Effective Time.

6.07         Employee and Labor Matters.

(a)            For a period ending on the first (1st) anniversary of the Effective Time (the “Benefit Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation or one of its Affiliates to provide, to each of the individuals who are employees of the Company or its Subsidiaries as of the Effective Time and who will continue in employment following the Effective Time (the “Continuing Company Employees”) (i) a salary, wage, and target cash bonus opportunity that, in the aggregate, is no less favorable than the salary, wage, and target cash bonus opportunity that was provided to such Continuing Company Employee immediately prior to the Effective Time; and (ii) other employee benefits (other than any corporate sale or similar transaction-related payment or benefit, equity or equity-based compensation, defined benefit pension plan, retiree health or retiree life insurance benefits, nonqualified deferred compensation benefits (together, the “Excluded Benefits”)) that are no less favorable in the aggregate to either (in the discretion of Parent) (A) the employee benefits (other than the Excluded Benefits) provided to such Continuing Company Employee immediately prior to the Effective Time or (B) the employee benefits (other than the Excluded Benefits) provided by Parent to its similarly situated employees. For the duration of the Benefit Continuation

Period, the Surviving Corporation, Parent or one of its Affiliates shall maintain the severance arrangements set forth on Section 6.07(a) of the Company Disclosure Letter.

(b)            [RESERVED].

(c)            For all purposes under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Company Employees after the Effective Time (the “New Plans”), each Continuing Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time for purposes of vesting, benefits levels and eligibility, as well as accruals for paid time-off and severance or similar pay, as applicable; provided, however, that such service crediting shall not be required (i) for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical programs or other retiree welfare benefit programs or any defined benefit plans, (ii) to the extent it would result in a duplication of benefits or (iii) to the extent the Continuing Company Employees and Parent employees are equally affected without regard to whether employment before the Effective Time was with the Company and its Subsidiaries or Parent and its Subsidiaries (for example, in the event a New Plan is adopted for the Continuing Company Employees and Parent employees under which no participants receive credit for service before the effective date of the New Plan). In addition, and without limiting the generality of the foregoing provisions of this Section 6.07(c): (A) Parent shall provide that each Continuing Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Plan in which such Continuing Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); provided, however, that up to a thirty (30)-day waiting period may be applied by Parent for participation in a New Plan sponsored by Parent that includes a Code section 401(k) arrangement; and (B) Parent shall use commercially reasonable efforts to provide that, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Company Employee, (x) pre-existing condition exclusions and actively-at-work requirements of such New Plan be waived for such Continuing Company Employee and his or her covered dependents, and (y) any eligible expenses incurred by such Continuing Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Company Employee’s participation in the corresponding New Plan begins be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)            The Merger shall constitute a “Change in Control” for purposes of each of the Company Plans set forth on Section 6.07(d) of the Company Disclosure Letter.

(e)            If requested in writing by Parent no later than fifteen (15) days prior to the Effective Time, the Company Board (or the appropriate committee thereof) shall take actions necessary to terminate any Company Plan intended to include a Code section 401(k) arrangement, such termination to be effective no later than as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If so requested, the Company shall provide Parent, prior to the Closing, with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and opportunity to comment by Parent and the Company shall incorporate any reasonable Parent comments which are provided to the Company no later than five (5) days after such drafts shall have been provided by the Company to Parent).

(f)            The provisions of this Section 6.07 shall not be construed to prevent the termination of employment of any Continuing Company Employee or the amendment or termination of any particular Company Plan or Parent Plan, to the extent permitted by its terms. Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any Company Plan or Parent Plan, and no Person participating in any such Plan shall have any claim or cause of action, under ERISA or otherwise, in respect of the provisions of this Agreement as it relates to any such plan or otherwise. Without limiting the generality of Section 9.09, the provisions of this Section 6.07 are solely for the benefit of the parties hereto, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement or have the right to enforce the provisions of this Section 6.07.

6.08         Indemnification of Officers and Directors.

(a)            Parent agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, now existing in favor of the current or former directors or officers of the Company for acts or omissions occurring at or prior to the Effective Time in their capacity as such, or by reason of their status as such prior to the Effective Time (the “Indemnified Parties”), as provided in the Company’s Organizational Documents, or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and in the case of any indemnification Contracts, to the extent made available to Parent prior to, the Original Execution Date) shall survive the Merger and shall continue in full force and effect for six (6) years from the Effective Time. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect provisions in the certificate of incorporation and bylaws (or equivalent Organizational Documents) of the Surviving Corporation regarding the exculpation, indemnification and advancement of expenses of directors and officers that are no less favorable to the intended beneficiaries than the corresponding provisions of the Company’s Amended and Restated Certificate of Incorporation and the Company’s Amended and Restated Bylaws, in each case, as in effect immediately prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification with respect to any claim made for indemnification within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.08.

(b)            Prior to or at the Effective Time, the Company shall purchase a six (6)-year prepaid, noncancellable “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, however, that the Company shall not pay, or agree to pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the Original Execution Date in respect of such “tail” policy.

(c)            The covenants contained in this Section 6.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to applicable Law, Contract or otherwise.

(d)            If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.08.

6.09         Public Disclosure. The initial press release relating to this Agreement shall be a joint press release in form and substance acceptable to each party, and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other transactions contemplated hereby, except as may be required by applicable Law or court process; provided, however, that, subject to compliance by the parties in all respects with the terms of Section 6.04, no such opportunity to review and comment shall be required in connection with a Company Adverse Recommendation Change (or any responses thereto). The restrictions of this Section 6.09 shall not apply to any press release or public statement (i) in connection with a Company Adverse Recommendation Change in compliance in all respects with the terms of Section 6.04, (ii) in connection with any Action regarding a dispute between Parent and the Company regarding this Agreement, the Merger or the other transactions contemplated hereby or (iii) if the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.09.

6.10         Listing of Additional Shares. Parent shall use its reasonable best efforts to, in accordance with the requirements of the Stock Exchange, submit to the Stock Exchange a notification of the Parent Shares to be issued in connection with the Merger (including Parent Shares to be reserved upon the settlement of Rollover RSUs, Settled Options and Settled RSUs), prior to the Effective Time.

6.11         Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of Parent and the Company shall, and shall cause the members of its board of directors to, to the extent permissible under applicable Law, grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable following the Original Execution Date, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, and to the extent permissible under applicable Law, take such actions as are necessary to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

6.12         Section 16. Parent shall, prior to the Effective Time, cause the Parent Board to approve the issuance of Parent Shares in connection with the Merger with respect to any employees of the Company who, as a result of their relationship with Parent as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Company shall cause the Company Board to approve the disposition of the Company equity securities (including derivative securities) in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

6.13         [RESERVED].

6.14         No Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

6.15         Filing of Form S-8. Parent shall (a) file no later than five (5) days after the Closing Date, a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form) with respect to the Parent Shares that are issued by Parent in respect of Rollover RSUs, Settled Options and Settled RSUs; and (b) use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long such awards remain outstanding.

6.16         Loan Payoff. The Company shall use commercially reasonable efforts to deliver all notices and take all other actions, in each case to the extent reasonably requested by Parent or that are reasonably necessary to facilitate the termination at Closing of all commitments in respect of the Company Existing Loan Documents, the repayment in full at the Closing of all obligations in respect of the Indebtedness thereunder, and the release on or promptly following the Closing of any Liens securing such Indebtedness and guarantees in connection therewith. In furtherance thereof, at the written request of Parent, the Company shall use its commercially reasonable efforts to arrange for the receipt and delivery to Parent, at least three (3) Business Days prior to the Closing, of a customary payoff letter executed from the holders (or agent on behalf of such holders) of Indebtedness under the Company Existing Loan Documents, in form and substance reasonably satisfactory to Parent, in which the payee shall agree that upon payment of the amounts specified in such payoff letter: (i) all outstanding payment obligations of the Company and its Subsidiaries arising under the Company Existing Loan Documents shall be repaid, discharged and extinguished in full on the Closing Date; (ii) all Liens in connection therewith shall be terminated, discharged and released; and (iii) the payee shall take all actions reasonably requested by Parent (or shall allow the Surviving Corporation or Parent to take all actions) to evidence and record such termination, discharge and release of Liens as promptly as practicable after the Closing. Notwithstanding anything to the contrary contained herein, (x) in no event shall this Section 6.16 require the Company or any of its Subsidiaries to effect such termination unless the Closing shall have occurred and (y) Parent shall provide, or cause to be provided, all funds required to effect such termination.

6.17         Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Shares from NASDAQ and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.18         Transaction Litigation. Each of the Company and Parent shall as promptly as reasonably practicable notify the other party of any Transaction Litigation and shall keep the other party reasonably informed with respect to the status thereof. Each of the Company and Parent shall provide the other party with the opportunity to participate in the defense of any Transaction Litigation with respect to the first party or the transactions contemplated by this Agreement. For purposes of this Section 6.18, “participate” means that the Company or Parent, as applicable, shall keep the other party reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege between such first party and its counsel is not undermined or otherwise adversely affected), and the other party may offer comments or suggestions with respect to such Transaction Litigation, which the first party shall consider in good faith. Prior to the Effective Time, other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of an Acquisition Proposal, neither the Company nor Parent shall compromise, settle, come to an arrangement regarding or agree to comprise, settle or come to an arrangement regarding any Transaction Litigation, without the prior written consent of the other party, which, with respect to any such settlement that only requires payment of monetary amounts by the Company or Parent, as applicable, shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 7

CONDITIONS TO CLOSING

7.01         Conditions to All Parties’ Obligations. The obligations of Parent and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by Parent and the Company), at or prior to the Closing, of the following conditions:

(a)            [RESERVED];

(b)            the Company Stockholder Approval shall have been attained;

(c)            the Registration Statement, as amended by each Post-Effective Amendment, shall have become effective under the Securities Act, and shall not be the subject of any stop order or any Action by the SEC seeking a stop order, and shall remain in effect;

(d)            (i) the waiting period (and any extension thereof, including under any agreement between a party and a Governmental Body agreeing not to consummate the Merger prior to a certain date entered into in compliance with this Agreement) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated, (ii) any mandatory waiting period or required clearance, approval or consent applicable to the transactions contemplated by this Agreement under any other applicable competition or antitrust Law or regulation shall have expired or been obtained, except where the failure to observe such waiting period or obtain a clearance, approval or consent referred to in this clause would not have a material adverse effect on the parties, and (iii) each other clearance, approval or consent with respect to the transactions contemplated by this Agreement specified on Section 7.01(d) of the Company Disclosure Letter shall have been obtained or deemed to have been obtained;

(e)            no Governmental Body of competent jurisdiction shall have issued or entered any Order (whether temporary, preliminary or permanent) after the Original Execution Date, and no applicable Law shall have been enacted or promulgated after the Original Execution Date, in each case, that is then in effect and has the effect of restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; and

(f)            Parent shall have submitted to the Stock Exchange, in accordance with the requirements of the Stock Exchange, a notification of the Parent Shares to be issued in connection with the Merger (including Parent Shares to be reserved upon the settlement of Rollover RSUs, Settled Options and Settled RSUs) as contemplated by this Agreement.

7.02         Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by Parent), at or prior to the Closing, of the following conditions:

(a)            (i) the representations and warranties contained in Section 3.01(a), Section 3.02, Section 3.03 (other than clauses (a), (b) and (d) thereof), Section 3.04(a), Section 3.05(a), Section 3.22 and Section 3.24 (A) that are qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all material respects as of such date) and (B) that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all material respects as of such date), (ii) the representations and warranties contained in clauses (a), (b) and (d) of Section 3.03 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all respects as of such date), except where a failure of such representations and warranties to be true or correct is de minimis in nature, (iii) the representations and warranties contained in Section 3.09(a) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, and (iv) the representations and warranties contained in ARTICLE 3 (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all respects as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)            the Company shall have complied with and performed in all material respects all of the covenants and agreements under this Agreement that are required to be complied with or performed by it at or prior to the Closing Date;

(c)            since the Original Execution Date, there shall not have been or occurred any Company Material Adverse Effect; and

(d)            the Company shall have delivered to Parent a certificate of the Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 7.02(a), (b) and (c) have been satisfied.

7.03            Conditions to the Company’s Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver in writing by the Company), at or prior to the Closing, of the following conditions:

(a)            (i) the representations and warranties contained in Section 4.01(a), Section 4.02, Section 4.03 (other than clauses (a) and (c) thereof), Section 4.05(a) and Section 4.20 (A) that are qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all material respects as of such date) and (B) that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all material respects as of such date), (ii) the representations and warranties contained in clauses (a) and (c) of Section 4.03 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all respects as of such date), except where a failure of such representations and warranties to be true or correct is de minimis in nature, (iii) the representations and warranties contained in Section 4.09 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, (iv) the representations and warranties contained in Section 4.23 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Execution Date, in which case such representations and warranties shall be true and correct in all respects as of such date), except where a failure of such representations and warranties to be true or correct would not reasonably be expected to prevent, impede, or materially delay the consummation of the Merger, and (v) the representations and warranties contained in ARTICLE 4 (other than those contained in the sections set forth in the preceding clauses (i), (ii), (iii) and (iv)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the Original Execution Date, in which case such representations and warranties shall be true and correct in all respects as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)            each of Parent and Merger Sub shall have complied with and performed in all material respects all of its respective covenants and agreements under this Agreement that are required to be complied with and performed by it at or prior to the Closing Date;

(c)            since the Original Execution Date, there shall not have been or occurred any Parent Material Adverse Effect; and

(d)            Parent shall have delivered to the Company a certificate of Parent executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 7.03(a), (b) and (c) have been satisfied.

ARTICLE 8

TERMINATION

8.01         Termination. This Agreement may be terminated and the transactions contemplated hereby, including the Merger, may be abandoned at any time prior to the Effective Time:

(a)            by the mutual written consent of Parent and the Company;

(b)            by Parent:

(i)            if at any time prior to the Effective Time, any of the Company’s covenants, obligations, representations or warranties contained in this Agreement shall have been breached or any of the Company’s representations or warranties shall have become untrue, such that any of the conditions set forth in Sections 7.02(a) or 7.02(b) would not be satisfied, and any such breach or failure of a representation or warranty to be true (A) is incapable of being cured by the Company by the Termination Date or (B) shall not have been cured within thirty (30) days of receipt by the Company of written notice from Parent of such breach or failure to be true describing in reasonable detail such breach or failure to be true; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(b)(i) if Parent or Merger Sub has breached in any material respect any of its covenants, obligations, representations or warranties contained in this Agreement in any manner that shall have been the principal cause of, or principally resulted in, the failure of a condition to the consummation of the Merger not to be satisfied;

(ii)            if at any time prior to obtaining the Company Stockholder Approval, the Company Board or any committee thereof (A) shall make a Company Adverse Recommendation Change, (B) shall not include the Company Recommendation in the Proxy Statement or (C) shall publicly propose or allow the Company to publicly propose to take any of the actions in clause (A) or (B) of this Section 8.01(b)(ii); or

(iii)            the Company materially breaches Section 6.04;

(c)            by the Company:

(i)            if at any time prior to the Effective Time, any of Parent’s or Merger Sub’s covenants, obligations, representations or warranties contained in this Agreement shall have been breached or any of Parent’s or Merger Sub’s representations or warranties shall have become untrue, such that any of the conditions set forth in Sections 7.03(a) or Section 7.03(b) would not be satisfied, and any such breach or failure of a representation or warranty to be true (A) is incapable of being cured by Parent or Merger Sub by the Termination Date or (B) shall not have been cured within thirty (30) days of receipt by Parent of written notice from the Company of such breach or failure to be true describing in reasonable detail such breach or failure to be true; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(i) if the Company has breached in any material respect any of its covenants, obligations, representations or warranties contained in this Agreement in any manner that shall have been the principal cause of, or principally resulted in, the failure of a condition to the consummation of the Merger not to be satisfied; or

(ii)            at any time prior to obtaining the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company has otherwise complied with its obligations under Section 6.04, has paid the Company Termination Fee due pursuant to Section 8.03(a) and substantially concurrently with such termination the Company enters into a definitive agreement for a Superior Proposal;

(d)            by either Parent or the Company, if:

(i)            (A) any Governmental Body of competent jurisdiction shall have issued or entered any Order after the Original Execution Date that shall have become final and non-appealable or any applicable Law shall have been enacted or promulgated after the Original Execution Date, in each case, that has the effect of permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, or (B) any expiration, termination, authorization, clearance, approval or consent from a Governmental Body required to be obtained pursuant to Section 7.01(d) shall have been denied and such denial shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(i) shall not be available to any party if a material breach by such party of its obligations under Section 6.05 or any other provision of this Agreement has been a principal cause of, or principally resulted in, such Order or Law or denial;

(ii)            the Merger has not been consummated by August 31, 2025 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(d)(ii) shall not be available to any party if a material breach by such party of its obligations under any provision of this Agreement has been the principal cause of, or principally resulted in, the failure of the Merger to be consummated by the Termination Date; or

(iii)            the Company Stockholder Approval shall not have been obtained upon a vote take thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(iii) shall not be available to the Company if a material breach by the Company of its obligations under any provision of this Agreement has been the principal cause of, or principally resulted in, the failure to obtain the Company Stockholder Approval.

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other parties.

8.02         Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party hereto; provided, however, that (a) Section 6.01(c), this Section 8.02, Section 8.03 and ARTICLE 9 (in each case, including the definitions used therein) shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party from any liability or damages for Fraud or any Intentional and Material Breach. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

8.03         Termination Fees.

(a)            In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.01(b)(ii) or Section 8.01(b)(iii); or (ii) this Agreement is terminated by the Company pursuant to Section 8.01(c)(ii), then the Company shall pay to Parent the Company Termination Fee (A) as promptly as possible (but in any event within three (3) Business Days) following such termination in the case of a termination pursuant to clause (i) above; or (B) upon termination of this Agreement in the case of a termination pursuant to clause (ii) above. Other than with respect to claims for, or arising out of or in connection with an Intentional and Material Breach hereunder or Fraud, the one-time payment of the Company Termination Fee from the Company as provided in this Section 8.03(a), together with any amounts payable pursuant to Section 8.03(d) (if any), shall be the sole and exclusive remedy available to Parent against the Company or any of its former, current or future equityholders, Affiliates, or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated under the circumstances in which the Company Termination Fee is payable under this Section 8.03(a), and, upon such payment of the Company Termination Fee, together with any amounts payable pursuant to Section 8.03(d) (if any), none of the Company’s or any of its former, current or future equityholders, Affiliates, or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, Parent may seek specific performance to cause the Company to consummate the transactions contemplated hereby in accordance with Section 9.12 or the payment of the Company Termination Fee pursuant to this Section 8.03, but in no event shall Parent be entitled to both (x) equitable relief ordering the Company to consummate the transactions contemplated hereby in accordance with Section 9.12 and (y) the payment of the Company Termination Fee pursuant to this Section 8.03. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether pursuant to this Section 8.03(a), Section 8.03(b) or otherwise.

(b)            In the event that (i) at or prior to the Company Stockholders’ Meeting (in the case of a termination pursuant to Section 8.01(d)(iii)) or at or prior to the time of such termination (in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(d)(ii)), an Acquisition Proposal with respect to the Company is publicly proposed, disclosed or known, and this Agreement is terminated (A) by Parent pursuant to Section 8.01(b)(i) or (B) by Parent or the Company pursuant to Section 8.01(d)(ii) or Section 8.01(d)(iii); provided that in the case of termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to Section 8.01(d)(ii); (ii) such Acquisition Proposal is not irrevocably and publicly withdrawn without qualification at or prior to the Company Stockholders’ Meeting, in the case of termination pursuant to Section 8.01(d)(iii), or at or prior to the time of termination, in the case of termination pursuant to Section 8.01(b)(i) or Section 8.01(d)(ii); and (iii) concurrently with or within twelve (12) months after any such termination, the Company or any of its Subsidiaries enters into a definitive agreement (which is ultimately consummated, whether during such twelve (12) month period or thereafter) with respect to, or otherwise consummates, any Acquisition Proposal with respect to the Company (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 8.03(b)), then the Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the consummation of such Acquisition Proposal. Other than with respect to claims for, or arising out of or in connection with an Intentional and Material Breach hereunder or Fraud, the one-time payment of the Company Termination Fee from the Company as provided in this Section 8.03(b), together with any amounts payable pursuant to Section 8.03(d) (if any), shall be the sole and exclusive remedy available to Parent against the Company or any of its former, current or future equityholders, Affiliates, or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated under the circumstances in which the Company Termination Fee is payable under this Section 8.03(b), and, upon such payment of the Company Termination Fee, together with any amounts payable pursuant to Section 8.03(d) (if any), none of the Company’s or any of its former, current or future equityholders, Affiliates, or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, Parent may seek specific performance to cause the Company to consummate the transactions contemplated hereby in accordance with Section 9.12 or the payment of the Company Termination Fee pursuant to this Section 8.03, but in no event shall Parent be entitled to both (x) equitable relief ordering the Company to consummate the transactions contemplated hereby in accordance with Section 9.12 and (y) the payment of the Company Termination Fee pursuant to this Section 8.03. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether pursuant to Section 8.03(a), this Section 8.03(b) or otherwise.

(c)            As used in this Agreement, “Company Termination Fee” shall mean $2,600,000.

(d)            The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.03 (in such capacity, the “Defaulting Party”), and, in order to obtain such payment, Parent (in such capacity, the “Non-Defaulting Party”) commences a suit which results in a judgment against the Defaulting Party for any payments set forth in this Section 8.03, the Defaulting Party shall pay to the Non-Defaulting Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Company Termination Fee, from the date payment was required to be made until the date of such payment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made. If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 8.03, it shall not be a defense to the Company’s obligation to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

ARTICLE 9

MISCELLANEOUS

9.01         Expenses. Except as otherwise expressly provided herein, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).

9.02         Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Company Stockholders) if, and only if, such amendment or waiver is in writing and signed by Parent, the Company and Merger Sub; provided, however, that after the receipt of the Company Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of NASDAQ or the rules of the Stock Exchange requires further approval of the Company Stockholders without the further approval of such Company Stockholders.

9.03         Waiver.

(a)            No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)            No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.04         No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

9.05         Entire Agreement; Counterparts. This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreement, the Company Stockholder Voting Agreements and the Company Stockholder Lock-Up Agreements constitute the entire agreement among the parties hereto and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof (it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing Date and shall survive any termination of this Agreement). This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission in .pdf format), each of which shall be deemed an original and all of which shall constitute one and the same instrument.

9.06         Applicable Law; Jurisdiction.

(a)            This Agreement shall be governed by and construed in accordance with, and all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b)            The parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be the Court of Chancery in the State of Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be the United States District Court for the District of Delaware or, in the event such federal district court lacks subject matter jurisdiction, then the Superior Court in the State of Delaware. The parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts. Notwithstanding the foregoing, nothing in this Section 9.06 shall limit the rights of any party to obtain execution of a judgment in any other jurisdiction outside of those specified in this Section 9.06, and the parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c)            To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 9.06(b).

9.07         Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.08         Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, except that, prior to the Effective Time, Merger Sub may assign, without the consent of any other party, any or all of its rights and obligations under this Agreement to Parent or any direct or indirect wholly-owned Subsidiary of Parent; provided that in each case, such assignment shall not (a) relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party; or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement. Any purported assignment in violation of the preceding sentence shall be void.

9.09         No Third-Party Beneficiaries. Except for following the Effective Time, (a) the right of the Indemnified Parties to enforce the provisions of Section 6.08 only; (b) the rights of Company Stockholders to receive the applicable portion of the Merger Consideration set forth in Section 2.08(a)(ii); and (c) the rights of holders of Company Options and Company RSUs to receive the consideration set forth in Section 2.08(b), Parent, the Company and Merger Sub agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

9.10         Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service for overnight delivery, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail, provided that the sender does not receive a written notification of delivery failure. Notices, demands and other communications, in each case, to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent or Merger Sub:

Quanterix Corporation

900 Middlesex Turnpike

Billerica, MA

Attention: Legal Department

Email: legal@quanterix.com

with copies (which shall not constitute notice) to:

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, D.C. 20001

Attention:      Catherine Dargan

Kyle Rabe

Email:             cdargan@cov.com

krabe@cov.com

Notices to the Company prior to the Closing Date:

Akoya Biosciences, Inc.

100 Campus Drive, 6th Floor

Marlborough, MA 01752

Attention: Jennifer Kamocsay, Chief Legal Officer

Email: jkamocsay@akoyabio.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121-2133

Attention:      David M. Clark

Patrick J. O’Malley

Email:             david.clark@us.dlapiper.com

patrick.omalley@us.dlapiper.com

9.11         Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and only in such situation, without invalidating the remainder of such provision or the remaining provisions of this Agreement (or in any other situations), and the parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

9.12         Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company, Parent or Merger Sub in accordance with their specific terms or were otherwise breached by the Company, Parent or Merger Sub. It is accordingly agreed that (a) the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against Parent or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which the Company is entitled at law or in equity, without posting any bond or other undertaking, and (b) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against the Company in any court having jurisdiction, this being in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity, without posting any bond or other undertaking. For the avoidance of doubt, the Company’s, Parent’s, or Merger Sub’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving Fraud or an Intentional and Material Breach. The parties acknowledge that the agreements contained in this Section 9.12 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement.

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

COMPANY:

AKOYA BIOSCIENCES, INC.

By:	/s/ Brian McKelligon
	Name:	Brian McKelligon
	Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

PARENT:

QUANTERIX CORPORATION

By:	/s/ Masoud Toloue
	Name:	Masoud Toloue
	Title:	Chief Executive Officer

MERGER SUB:

WELLFLEET MERGER SUB, INC.

By:	/s/ Masoud Toloue
	Name:	Masoud Toloue
	Title:	President

Annex B

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of January 9, 2025 by and among Quanterix Corporation, a Delaware corporation (“Parent”) and each of the individuals and entities listed on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, each Stockholder is, as of the date hereof, the record and beneficial owner (for purposes of this Agreement, “beneficial owner” (including “beneficially own” and other correlative terms) shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of the number of the Company Shares, as set forth opposite the name of such Stockholder on Schedule I hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Akoya Biosciences, Inc., a Delaware corporation (the “Company”) are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to Parent and Merger Sub to enter into the Merger Agreement, each of Parent and Merger Sub has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement with respect to the Subject Shares (as defined below).

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

VOTING AGREEMENT; GRANT OF PROXY

SECTION 1.01    Voting Agreement. (a) During the Agreement Period (as defined below), each Stockholder hereby agrees that, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Company Shares, however called (each, a “Company Stockholders’ Meeting”), such Stockholder shall, unless Parent votes the Subject Shares pursuant to the proxy granted by Section 1.02, appear at such meeting or otherwise cause all of such Stockholder’s Subject Shares to be counted as present thereat for purposes of calculating a quorum and vote (or cause to be voted) or, if applicable, deliver (or caused to be delivered) a written consent with respect to all of such Stockholder’s Subject Shares, in each case, to the fullest extent that such Subject Shares are entitled to be voted at the time of any vote:

(i)subject to Section 1.01(c), in favor of (A) the adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated in the Merger Agreement and any actions directly related thereto; and (B) without limitation of the preceding clause (A), the approval of any proposal to adjourn or postpone the Company Stockholders’ Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Stockholders’ Meeting is held; and

(ii)against (A) any Acquisition Proposal with respect to the Company or any acquisition agreement related to such Acquisition Proposal; (B) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under this Agreement or of the Company under the Merger Agreement; (C) each of the following actions (other than the transactions contemplated in the Merger Agreement): (I) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries, (II) any sale, lease, license or other transfer of a material amount of the assets of the Company or any of its Subsidiaries, taken as a whole and (III) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries; and (D) any corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated in the Merger Agreement.

(b)Subject to the proxy granted under Section 1.02, each Stockholder shall retain at all times the right to vote or exercise such Stockholder’s right with respect to such Stockholder’s Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in Section 1.01(a) that are at any time or from time to time presented for consideration to the holders of the Company Shares generally.

(c)Notwithstanding Section 1.01(a), if at any time during the Agreement Period there occurs a Company Adverse Change Recommendation made in compliance with Section 6.04 of the Merger Agreement, then the obligations of each Stockholder under Section 1.01(a)(i), and the proxy granted under Section 1.02 with respect thereto, shall be limited to the number of Subject Shares, rounded down to the nearest whole share, equal to the product of (i) such Stockholder’s Pro Rata Share multiplied by (ii) the Covered Shares; provided that all other obligations and restrictions contained in this Agreement shall continue to apply to all of the Subject Shares.

(d)For purposes of this Agreement:

(i)“Covered Shares” means the total number of Company Shares outstanding as of the record date (as determined pursuant to the Merger Agreement) for the Company Stockholders’ Meeting multiplied by 0.35; and

(ii)“Pro Rata Share” means, with respect to a Stockholder, the quotient of (A) the number of Subject Shares owned or held by such Stockholder divided by (B) the aggregate sum of all Subject Shares held by all Stockholders and party to this Agreement (including such Stockholder).

SECTION 1.02    Irrevocable Proxy. (a) Each Stockholder hereby revokes (or agrees to cause to be revoked) any and all proxies that it has heretofore granted with respect to the Subject Shares. Each Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy, with full power of substitution, for and on behalf of such Stockholder, for and in the name, place and stead of such Stockholder, to vote or issue instructions to the record holder of such Stockholder’s Subject Shares to vote such Subject Shares (or the applicable number of Subject Shares under Section 1.01(c)) in accordance with the provisions of Section 1.01 at any Company Stockholders’ Meeting.

(b)The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of such Stockholder) until the end of the Agreement Period and shall not be terminated by operation of any Law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.01. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.02 is given in connection with, and granted in consideration of and as an inducement to Parent entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of such Stockholder under Section 1.01. Parent covenants and agrees with each Stockholder that Parent will exercise the foregoing proxy consistent with the provisions of Section 1.01.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

SECTION 2.01    Representations and Warranties of Stockholder. Each Stockholder, severally but not jointly as to any other Stockholder, represents and warrants to Parent as follows as of the date hereof:

(a)Organization. If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b)Authorization. If such Stockholder is not an individual, it has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. If such Stockholder is a married individual, and any of the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by such Stockholder’s spouse (including pursuant to Section 3.08) and, assuming the due authorization, execution and delivery hereof by Parent, is enforceable against such Stockholder’s spouse in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

(c)No Conflict.

(i)Neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (A) if such Stockholder is not an individual, conflict with or violate any provision of its certificate of incorporation, bylaws or similar organizational documents, (B) contravene, conflict with or result in a violation or breach of any provision of any applicable Laws, (C) require any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Stockholder is entitled under any provision of any Contract binding on such Stockholder or (D) result in the creation or imposition of any Lien upon such Stockholder’s Subject Shares (except any restrictions on transfer arising under applicable securities Laws or any Lien in favor of Parent arising hereunder), other than in the case of clauses (B), (C) and (D) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform its obligations under this Agreement.

(ii)Except for (A) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal or any foreign securities Laws and the rules and requirements of NASDAQ, and (B) actions or filings the failure of which to be made or obtained has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform its obligations under this Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Body or any other Person are necessary for the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby.

(d)Ownership of Subject Shares. Such Stockholder (together with such Stockholder’s spouse if such Stockholder is married and the Subject Shares constitute community property under applicable Laws) is, and in accordance with Section 3.03 at all times during the Agreement Period will be, the record or beneficial owner of such Company Shares as set forth opposite the name of such Stockholder on Schedule I hereto (together with any Company Shares or other securities that may become subject to this Agreement as provided in Section 3.05, including pursuant to any exercise of Company Options or vesting of any Company RSUs, the “Subject Shares”) free and clear of any Liens (except any Lien arising under applicable securities Laws or arising hereunder) and with no restrictions on such Stockholder’s rights of voting or disposition pertaining thereto, except for any applicable restrictions on Transfer (as defined below) under the Securities Act. Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), the Subject Shares set forth on Schedule I opposite the name of such Stockholder are the only Company Shares beneficially owned by such Stockholder on the date hereof. Other than as set forth on Schedule I, such Stockholder does not beneficially own any (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company.

(e)Proxy. Except for this Agreement, none of such Stockholder’s Subject Shares are subject to any voting agreement, voting trust or other agreement or arrangement, including any proxy, consent or power of attorney, with respect to the voting of the Subject Shares on the date hereof. Such Stockholder further represents that any proxies heretofore given in respect of the Subject Shares, if any, are revocable.

(f)Absence of Litigation. With respect to such Stockholder, there is no Action pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder or any of his, her or its properties, assets or Affiliates (including such Stockholder’s Subject Shares) that would reasonably be expected to impair the ability of such Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(g)Reliance. Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

(h)Finder’s Fees. No agent, broker, investment banker, finder or other intermediary is or will be entitled to any fee or commission or reimbursement of expenses from Parent, Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

SECTION 2.02    Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

(a)Organization. Parent has been duly organized, is validly existing and in good standing (where such concept is recognized under applicable law) under the Laws of its jurisdiction of organization.

(b)Authorization. Parent has the requisite authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its respective terms, except as enforceability may be limited by the Enforceability Exceptions.

(c)No Conflict. Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) conflict with or violate any provision of its certificate of incorporation, bylaws or similar organizational documents, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Laws or (iii) require any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent is entitled under any provision of any Contract binding on Parent, other than in the case of clauses (ii) and (iii) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s ability to perform its obligations under this Agreement.

ARTICLE 3

CERTAIN COVENANTS

SECTION 3.01    No Solicitation. During the Agreement Period, each Stockholder agrees that it, he or she will not, directly or indirectly, take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to Section 6.04 of the Merger Agreement.

SECTION 3.02    No Agreement as Director or Officer. Each Stockholder has entered into this Agreement solely in such Stockholder’s capacity as the record and beneficial owner of the Subject Shares (and not in any other capacity, including any capacity as a director or officer of the Company or its Subsidiaries). Nothing in this Agreement: (a) will limit or affect any actions or omissions taken by each Stockholder in such Stockholder’s capacity as a director or officer of the Company or its Subsidiaries, including in exercising the Company’s rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; (b) will be construed to prohibit, limit, or restrict any Stockholder from exercising such Stockholder’s fiduciary duties as a director or officer to the Company, its Subsidiaries, or its stockholders. Notwithstanding anything to the contrary contained in this Agreement, no Stockholder shall be deemed to have breached any provision of this Agreement by virtue of the actions or omissions of any Affiliate or Representative of such Stockholder who is, and takes such action or omits to take such action in his or her capacity as, an officer or director of the Company.

SECTION 3.03    No Proxies for or Liens on Subject Shares. (a) Except pursuant to the terms of this Agreement, including Section 3.03(b), during the Agreement Period, no Stockholder shall (nor permit any Person under such Stockholder’s control to), without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, consents, powers of attorney, rights of first offer or refusal or enter into any voting trust or voting agreement or arrangement with respect to the voting of any Subject Shares, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate, place in trust or otherwise dispose of (including by gift), whether voluntarily or by operation of law, or limit its right, title or interest or right to vote in any manner with respect to (except, in each case, by will or under the laws of intestacy) any Subject Shares (any transaction described in this clause (ii), a “Transfer”), (iii) enter into any Contract with respect to the direct or indirect Transfer of any Subject Shares, or (iv) otherwise permit any Liens to be created on any Subject Shares. Each Stockholder shall not, and shall not permit any Person under such Stockholder’s control to, and shall direct and use its, his or her reasonable best efforts to cause its, his or her and their respective Representatives not to, seek or solicit any such Transfer or any such Contract, and each Stockholder agrees promptly to notify Parent, and to provide all details requested by Parent, if such Stockholder, any Person under such Stockholder’s control or any of its, his or her and their respective Representatives shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing. Each Stockholder further agrees to authorize and request the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Stockholder’s Subject Shares and that this Agreement places limits on the voting and Transfer of such Subject Shares.

(b)Notwithstanding anything in Section 3.03(a) to the contrary, any Stockholder (i) who is an individual may Transfer Subject Shares (A) to any member of such Stockholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (B) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family, (C) upon the death of such Stockholder or to such Stockholder’s executors, administrators, testamentary trustees, legatees, or beneficiaries, for bona fide estate planning purposes, (D) to a non-profit corporation qualified under Section 501(c)(3) of the of the Internal Revenue Code of 1986, as amended, as a bona fide gift, (E) to effect a cashless exercise for the primary purpose of paying the exercise price of Company Options or to cover Tax withholding obligations in connection with such exercise to the extent permitted by the instruments representing such Company Options, or (F) in open market transactions executed by a broker-dealer on behalf of the Stockholder pursuant to an existing trading plan entered into or given by the Stockholder in respect of the Subject Shares pursuant to Rule 10b5-1 under the Exchange Act (it being understood that no such plan shall be entered into, amended or modified during the Agreement Period) and (ii) that is an entity may Transfer Subject Shares to any parent entity, Subsidiary or Affiliate under common control with such Stockholder, or to a partner or member of such Stockholder; provided that any such Transfer referred to in this Section 3.03(b) (other than in the case of clause (i)(E) and clause (i)(F)) shall be permitted only if the applicable Transferee agrees in writing to be bound by the terms of this Agreement.

SECTION 3.04   Documentation and Information. Each Stockholder (a) consents to and authorizes the publication and disclosure by Parent or the Company of such Stockholder’s identity and holding of Subject Shares, the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement (including, for clarity, the disclosure of this Agreement) and any other information, in each case, that Parent or the Company reasonably determines is required to be disclosed by applicable Laws in any press release, any registration statement, schedules and documents filed or furnished by Parent or the Company with the SEC or any other disclosure document in connection with the transactions contemplated by the Merger Agreement, and (b) agrees promptly to give to Parent (or the Company, if so directed by Parent) any information related to such Stockholder that Parent or the Company may reasonably require for the preparation of any such disclosure documents. Each Stockholder agrees promptly to notify Parent of any required corrections with respect to any information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Parent hereby consents to and authorizes each Stockholder to make such disclosure or filings to the extent required by the SEC or NASDAQ.

SECTION 3.05    Additional Subject Shares. In the event that a Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional securities of the Company with voting rights, or any other voting interest with respect to the Company, such securities and voting interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Subject Shares set forth on Schedule I opposite the name of such Stockholder will be deemed amended accordingly.

SECTION 3.06    Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Company Shares may be changed or exchanged.

SECTION 3.07    Waiver of Certain Actions. Each Stockholder hereby agrees (a) not to commence or participate in, and (b) to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or any other transactions contemplated in the Merger Agreement, including any such claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (ii) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the other transactions contemplated in the Merger Agreement.

SECTION 3.08    Spousal Consent. If Stockholder is a married individual and any of the Subject Shares constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in the form attached hereto as Exhibit A.

SECTION 3.09    Certain Transactions Involving Parent Shares. During the Agreement Period, each Stockholder agrees not to enter into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), including any hedge, swap or other similar arrangement, of any Parent Shares (whether or not owned of record or beneficially by such Stockholder) or any interest in any Parent Shares (whether or not owned of record or beneficially by the Stockholder), other than with the prior written consent of Parent or as may be specifically permitted pursuant to a written Contract between such Stockholder and Parent governing the transferability of Parent Shares or any interest in any Parent Shares. Any transaction in violation of this Section 3.09 shall be null and void and of no effect whatsoever.

SECTION 3.10    Further Assurances. Parent and each Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, in order to perform their respective obligations under this Agreement.

ARTICLE 4

MISCELLANEOUS

SECTION 4.01    Termination. This Agreement shall automatically terminate and become void and of no further force or effect on the earlier of (the period from the date hereof through such earlier time being referred to as the “Agreement Period”): (a) the Effective Time; (b) the termination of this Agreement by written notice from Parent to the Stockholders; (c) the termination of the Merger Agreement in accordance with its terms; (d) with respect to any Stockholder, the entry without the prior written consent of such Stockholder into any amendment to the Merger Agreement that results in a decrease in the Exchange Ratio or a change in the form of Merger Consideration; or (e) with respect to any Stockholder, the extension of the Termination Date (beyond any extension in accordance with Section 8.01(d)(ii) of the Merger Agreement) without the prior written consent of such Stockholder; provided that (i) this Section 4.01, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.10, Section 4.12 and Section 4.13 shall survive such termination, and (ii) upon termination of this Agreement, all obligations of the parties hereunder will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, further, that the termination of this Agreement shall not relieve any party from liability arising from fraud or any willful breach prior to such termination. For clarity, this Agreement shall not terminate upon any Company Adverse Recommendation Change unless the Merger Agreement is terminated in accordance with its terms.

SECTION 4.02    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Subject Shares, except as otherwise expressly provided herein.

SECTION 4.03    Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Agreement Period.

SECTION 4.04    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service for overnight delivery, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail, provided that the sender does not receive a written notification of delivery failure. Notices, demands and other communications, in each case, to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

if to Parent, to:

Quanterix Corporation

900 Middlesex Turnpike

Billerica, MA

Attention: Legal Department

E-mail: legal@quanterix.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, D.C. 20001

Attention: Catherine Dargan

Kyle Rabe

Email: cdargan@cov.com

krabe@cov.com

if to a Stockholder, to his, her or its address set forth on such Stockholder’s signature page hereto.

SECTION 4.05    Amendment; Waiver. Any provision of this Agreement may be amended or waived during the Agreement Period if, but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

SECTION 4.06    Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not such transactions are consummated.

SECTION 4.07    Binding Effect; Benefit; Assignment.

(a)The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(b)No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto.

SECTION 4.08    Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL; Specific Performance.

(a)This Agreement shall be governed by and construed in accordance with, and all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b)The parties hereto agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties hereto arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be the Court of Chancery in the State of Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be the United States District Court for the District of Delaware or, in the event such federal district court lacks subject matter jurisdiction, then the Superior Court in the State of Delaware. The parties hereto irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties hereto further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts. Notwithstanding the foregoing, nothing in this Section 4.08(b) shall limit the rights of any party to obtain execution of a judgment in any other jurisdiction outside of those specified in this Section 4.08(b), and the parties hereto further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c)To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise)

with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 4.08(b).

(d)EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(e)The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any party hereto in accordance with their specific terms or were otherwise breached by a party hereto. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by another party hereto and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against such other breaching party in any court having jurisdiction, this being in addition to any other remedy to which a party hereto is entitled at law or in equity, without posting any bond or other undertaking. For the avoidance of doubt, a party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by such party. The parties acknowledge that the agreements contained in this Section 4.08(e) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of the parties hereto would enter into this Agreement.

SECTION 4.09    Entire Agreement; Counterparts. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission in .pdf format), each of which shall be deemed an original and all of which shall constitute one and the same instrument.

SECTION 4.10    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and only in such situation, without invalidating the remainder of such provision or the remaining provisions of this Agreement (or in any other situations), and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

SECTION 4.11    No Third Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto (and their respective heirs, successors and permitted assigns) any rights, remedies, benefits, obligations, liabilities or claims hereunder.

SECTION 4.12    Construction. Section 1.02 of the Merger Agreement shall apply to this Agreement mutatis mutandis, as if set forth herein in its entirety.

SECTION 4.13    Obligations; Stockholder Capacity. The obligations of each Stockholder under this Agreement are several and not joint, and no Stockholder shall have any liability or obligation under this Agreement for any breach hereunder by any other Stockholder. As it relates to aMoon Growth Fund II, L.P., nothing in this Agreement shall be construed to include as Subject Shares, and Subject Shares shall not include, any Company Shares held or beneficially owned by aMoon Edge Limited Partnership.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

QUANTERIX CORPORATION

By:
Name:
Title:

[Signature page to Voting and Support Agreement]

[NAME OF STOCKHOLDER]

[Signature page to Voting and Support Agreement]

Annex C

CONSENT AND WAIVER

This CONSENT AND WAIVER (this “Consent and Waiver”) is made and entered into as of April 28, 2025, by each of the individuals and entities listed on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”) and Quanterix Corporation, a Delaware corporation (“Parent”).

WHEREAS, Parent, Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Akoya Biosciences, Inc., a Delaware corporation (the “Company”) have entered into that certain Agreement and Plan of Merger, dated as of January 9, 2025 (the “Original Merger Agreement,” and as may be amended, restated, supplemented or otherwise modified from time to time (including pursuant to the A&R Merger Agreement defined below), the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution and delivery of the Original Merger Agreement, and as a condition and inducement to Parent and Merger Sub to enter into the Original Merger Agreement, each of the Stockholders and Parent have entered into a Voting and Support Agreement dated as of January 9, 2025 (the “Voting Agreement”; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Voting Agreement, including in its references to terms defined in the Merger Agreement), whereby, among other things, each such Stockholder agreed to vote such Stockholder’s Subject Shares in favor of the adoption of the Original Merger Agreement and certain other related matters, and against certain other matters inconsistent with the transactions contemplated in the Original Merger Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to amend and restate the Original Merger Agreement in its entirety to read substantially in the form attached hereto as Annex A (the “A&R Merger Agreement”), as a result of which, among other things: (a) the Merger Consideration in respect of each Company Share would be modified to be (i) 0.1461 fully paid and nonassessable Parent Shares and (ii) $0.38 in cash, without interest, and such Merger Consideration would be subject to further adjustment upon the terms and subject to the conditions set forth in the A&R Merger Agreement (including Sections 2.08(e) and 2.08(f) thereof); and (b) the Termination Date would be extended until August 31, 2025 (such modifications described in clauses (a) and (b), the “Relevant Modifications”);

WHEREAS, pursuant to Section 4.01 of the Voting Agreement, the Voting Agreement may be terminated with respect to any Stockholder whose prior written consent to the Relevant Modifications has not been obtained; and

WHEREAS, as a condition and inducement to Parent and Merger Sub to enter into the A&R Merger Agreement, each undersigned Stockholder has agreed to consent to the Relevant Modifications.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, each of the parties hereto hereby agrees as follows:

1. Consent to Modifications. Each undersigned Stockholder hereby provides its prior consent, for all purposes under the Voting Agreement, to the entry into the A&R Merger Agreement by the parties thereto and all modifications made to the Merger Agreement thereunder, including the Relevant Modifications.

2.Waiver of Termination, Remedies. Each undersigned Stockholder hereby waives any right to terminate the Voting Agreement or any other remedy under the Voting Agreement, in each case as the same may exist or be exercised as a result of the Relevant Modifications or otherwise in connection with the entry into the A&R Merger Agreement by the parties thereto.

3.Amendment. Effective immediately following execution and delivery of the A&R Merger Agreement, the parties agree that clause (d) of Section 4.01 of the Voting Agreement is hereby amended and restated in its entirety, to read as follows:

“(d) with respect to any Stockholder, the entry without the prior written consent of such Stockholder into any amendment to the Merger Agreement that results in a decrease in the Per Share Stock Consideration or the Per Share Cash Consideration or a change in the form of Merger Consideration.”

4.Voting Agreement. The Voting Agreement shall continue in full force and effect in accordance with its own terms (as modified hereby) with respect to each Stockholder following the entry into the A&R Merger Agreement by the parties thereto, and each such Stockholder shall remain subject to its obligations thereunder.

5.No Implied Waiver or Amendment. Except as expressly set forth in this Consent and Waiver, this Consent and Waiver is limited to the matters specifically set forth herein, and shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the parties under the Voting Agreement, or alter, modify, amend or in any way affect any of the terms, obligations or covenants contained in the Voting Agreement, all of which shall continue in full force and effect. Nothing in this Consent and Waiver shall be construed to imply any willingness on the part of any party to agree to or grant any similar or future consent or waiver of any of the terms and conditions of the Voting Agreement.

6.Applicable Law. This Consent and Waiver shall be governed by and construed in accordance with, and all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

7.Other General Provisions. The provisions of Sections 4.04, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12 and 4.13 of the Voting Agreement shall apply to this Consent and Waiver as if set forth herein in their entirety, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent has caused this Consent and Waiver to be executed on its behalf by Parent’s duly authorized officer as of the day and year first above written.

QUANTERIX CORPORATION

By:	/s/ Masoud Toloue
Name: Masoud Toloue
Title: Chief Executive Officer

[Signature Page to Consent and Waiver]

THOMAS RAFFIN, MD

/s/ Thomas Raffin

[Signature Page to Consent and Waiver]

THOMAS P. SCHNETTLER

/s/ Thomas P. Schnettler

[Signature Page to Consent and Waiver]

SCOTT MENDEL

/s/ Scott Mendel

[Signature Page to Consent and Waiver]

ROBERT G. SHEPLER

/s/ Robert G. Shepler

[Signature Page to Consent and Waiver]

PASCAL BAMFORD

/s/ Pascal Bamford

[Signature Page to Consent and Waiver]

NIRO RAMACHANDRAN, Ph.D.

/s/ Niro Ramachandran

[Signature Page to Consent and Waiver]

MYLA LAI-GOLDMAN, MD

/s/ Myla Lai-Goldman

[Signature Page to Consent and Waiver]

JOHN FREDERICK EK

/s/ John Frederick Ek

[Signature Page to Consent and Waiver]

JENNIFER KAMOCSAY

/s/ Jennifer Kamocsay

[Signature Page to Consent and Waiver]

MATTHEW WINKLER Ph.D.

/s/ Matthew Winkler

[Signature Page to Consent and Waiver]

BRIAN MCKELLIGON

/s/ Brian McKelligon

[Signature Page to Consent and Waiver]

PIPER SANDLER MERCHANT BANKING FUND II, L.P.

By: PSC Capital Management II LLC, its General Partner

/s/ Theodore J. Christianson
Name: Theodore J. Christianson
Title: Chief Executive Officer

[Signature Page to Consent and Waiver]

TELEGRAPH HILL PARTNERS III, L.P.

By: Telegraph Hill Partners III Investment Management, LLC, its General Partner

By: Telegraph Hill Partners Management Company LLC, its Manager

/s/ J. Matthew Mackowski
Name: J. Matthew Mackowski
Title: Managing Director

THP III AFFILIATES FUND, LLC

By: Telegraph Hill Partners III Investment Management, LLC, its Manager

By: Telegraph Hill Partners Management Company LLC, its Manager

/s/ J. Matthew Mackowski
Name: J. Matthew Mackowski
Title: Managing Director

[Signature Page to Consent and Waiver]

Annex D

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 28, 2025 by and among Quanterix Corporation, a Delaware corporation (“Parent”), and each of the individuals and entities listed on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, each Stockholder is, as of the date hereof, the record and beneficial owner (for purposes of this Agreement, “beneficial owner” (including “beneficially own” and other correlative terms) shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of the number of the Company Shares, as set forth opposite the name of such Stockholder on Schedule I hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Akoya Biosciences, Inc., a Delaware corporation (the “Company”) are entering into that certain Amended and Restated Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to Parent and Merger Sub to enter into the Merger Agreement, each of Parent and Merger Sub has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement with respect to the Subject Shares (as defined below).

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

VOTING AGREEMENT; GRANT OF PROXY

SECTION 1.01       Voting Agreement. (a) During the Agreement Period (as defined below), each Stockholder hereby agrees that, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Company Shares, however called (each, a “Company Stockholders’ Meeting”), such Stockholder shall, unless Parent votes the Subject Shares pursuant to the proxy granted by Section 1.02, appear at such meeting or otherwise cause all of such Stockholder’s Subject Shares to be counted as present thereat for purposes of calculating a quorum and vote (or cause to be voted) or, if applicable, deliver (or caused to be delivered) a written consent with respect to all of such Stockholder’s Subject Shares, in each case, to the fullest extent that such Subject Shares are entitled to be voted at the time of any vote:

(i)            subject to Section 1.01(c), in favor of (A) the adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated in the Merger Agreement and any actions directly related thereto; and (B) without limitation of the preceding clause (A), the approval of any proposal to adjourn or postpone the Company Stockholders’ Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Stockholders’ Meeting is held; and

(ii)           against (A) any Acquisition Proposal with respect to the Company or any acquisition agreement related to such Acquisition Proposal; (B) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under this Agreement or of the Company under the Merger Agreement; (C) each of the following actions (other than the transactions contemplated in the Merger Agreement): (I) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries, (II) any sale, lease, license or other transfer of a material amount of the assets of the Company or any of its Subsidiaries, taken as a whole and (III) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries; and (D) any corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated in the Merger Agreement.

(b)           Subject to the proxy granted under Section 1.02, each Stockholder shall retain at all times the right to vote or exercise such Stockholder’s right with respect to such Stockholder’s Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in Section 1.01(a) that are at any time or from time to time presented for consideration to the holders of the Company Shares generally.

(c)          Notwithstanding Section 1.01(a), if at any time during the Agreement Period there occurs a Company Adverse Change Recommendation made in compliance with Section 6.04 of the Merger Agreement, then the obligations of each Stockholder under Section 1.01(a)(i), and the proxy granted under Section 1.02 with respect thereto, shall be limited to the number of Subject Shares, rounded down to the nearest whole share, equal to the product of (i) such Stockholder’s Pro Rata Share multiplied by (ii) the Covered Shares; provided that all other obligations and restrictions contained in this Agreement shall continue to apply to all of the Subject Shares.

(d)            For purposes of this Agreement:

(i)            “Covered Shares” means the total number of Company Shares outstanding as of the record date (as determined pursuant to the Merger Agreement) for the Company Stockholders’ Meeting multiplied by 0.35; and

(ii)            “Pro Rata Share” means, with respect to a Stockholder, the quotient of (A) the number of Subject Shares owned or held by such Stockholder divided by (B) the aggregate sum of all Subject Shares held by all Stockholders and party to this Agreement (including such Stockholder) and all “Subject Shares” as defined in, and that remain subject to, that certain Voting and Support Agreement dated as of January 9, 2025 by and among Parent and the individuals and entities listed on the signature pages thereto.

SECTION 1.02       Irrevocable Proxy. (a) Each Stockholder hereby revokes (or agrees to cause to be revoked) any and all proxies that it has heretofore granted with respect to the Subject Shares. Each Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy, with full power of substitution, for and on behalf of such Stockholder, for and in the name, place and stead of such Stockholder, to vote or issue instructions to the record holder of such Stockholder’s Subject Shares to vote such Subject Shares (or the applicable number of Subject Shares under Section 1.01(c)) in accordance with the provisions of Section 1.01 at any Company Stockholders’ Meeting.

(b)           The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of such Stockholder) until the end of the Agreement Period and shall not be terminated by operation of any Law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.01. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.02 is given in connection with, and granted in consideration of and as an inducement to Parent entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of such Stockholder under Section 1.01. Parent covenants and agrees with each Stockholder that Parent will exercise the foregoing proxy consistent with the provisions of Section 1.01.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

SECTION 2.01       Representations and Warranties of Stockholder. Each Stockholder, severally but not jointly as to any other Stockholder, represents and warrants to Parent as follows as of the date hereof:

(a)            Organization. If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b)            Authorization. If such Stockholder is not an individual, it has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. If such Stockholder is a married individual, and any of the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by such Stockholder’s spouse (including pursuant to Section 3.08) and, assuming the due authorization, execution and delivery hereof by Parent, is enforceable against such Stockholder’s spouse in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

(c)            No Conflict.

(i)            Neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (A) if such Stockholder is not an individual, conflict with or violate any provision of its certificate of incorporation, bylaws or similar organizational documents, (B) contravene, conflict with or result in a violation or breach of any provision of any applicable Laws, (C) require any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Stockholder is entitled under any provision of any Contract binding on such Stockholder or (D) result in the creation or imposition of any Lien upon such Stockholder’s Subject Shares (except any restrictions on transfer arising under applicable securities Laws or any Lien in favor of Parent arising hereunder), other than in the case of clauses (B), (C) and (D) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform its obligations under this Agreement.

(ii)            Except for (A) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal or any foreign securities Laws and the rules and requirements of NASDAQ, and (B) actions or filings the failure of which to be made or obtained has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform its obligations under this Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Body or any other Person are necessary for the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby.

(d)            Ownership of Subject Shares. Such Stockholder (together with such Stockholder’s spouse if such Stockholder is married and the Subject Shares constitute community property under applicable Laws) is, and in accordance with Section 3.03 at all times during the Agreement Period will be, the record or beneficial owner of such Company Shares as set forth opposite the name of such Stockholder on Schedule I hereto (together with any Company Shares or other securities that may become subject to this Agreement as provided in Section 3.05, including pursuant to any exercise of Company Options or vesting of any Company RSUs, the “Subject Shares”) free and clear of any Liens (except any Lien arising under applicable securities Laws or arising hereunder) and with no restrictions on such Stockholder’s rights of voting or disposition pertaining thereto, except for any applicable restrictions on Transfer (as defined below) under the Securities Act. Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), the Subject Shares set forth on Schedule I opposite the name of such Stockholder are the only Company Shares beneficially owned by such Stockholder on the date hereof. Other than as set forth on Schedule I, such Stockholder does not beneficially own any (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company.

(e)            Proxy. Except for this Agreement, none of such Stockholder’s Subject Shares are subject to any voting agreement, voting trust or other agreement or arrangement, including any proxy, consent or power of attorney, with respect to the voting of the Subject Shares on the date hereof. Such Stockholder further represents that any proxies heretofore given in respect of the Subject Shares, if any, are revocable.

(f)            Absence of Litigation. With respect to such Stockholder, there is no Action pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder or any of his, her or its properties, assets or Affiliates (including such Stockholder’s Subject Shares) that would reasonably be expected to impair the ability of such Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(g)            Reliance. Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

(h)            Finder’s Fees. No agent, broker, investment banker, finder or other intermediary is or will be entitled to any fee or commission or reimbursement of expenses from Parent, Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

SECTION 2.02       Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

(a)            Organization. Parent has been duly organized, is validly existing and in good standing (where such concept is recognized under applicable law) under the Laws of its jurisdiction of organization.

(b)           Authorization. Parent has the requisite authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its respective terms, except as enforceability may be limited by the Enforceability Exceptions.

(c)            No Conflict. Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) conflict with or violate any provision of its certificate of incorporation, bylaws or similar organizational documents, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Laws or (iii) require any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent is entitled under any provision of any Contract binding on Parent, other than in the case of clauses (ii) and (iii) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s ability to perform its obligations under this Agreement.

ARTICLE 3

CERTAIN COVENANTS

SECTION 3.01       No Solicitation. During the Agreement Period, each Stockholder agrees that it, he or she will not, directly or indirectly, take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to Section 6.04 of the Merger Agreement.

SECTION 3.02       No Agreement as Director or Officer. Each Stockholder has entered into this Agreement solely in such Stockholder’s capacity as the record and beneficial owner of the Subject Shares (and not in any other capacity, including any capacity as a director or officer of the Company or its Subsidiaries). Nothing in this Agreement: (a) will limit or affect any actions or omissions taken by each Stockholder in such Stockholder’s capacity as a director or officer of the Company or its Subsidiaries, including in exercising the Company’s rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; (b) will be construed to prohibit, limit, or restrict any Stockholder from exercising such Stockholder’s fiduciary duties as a director or officer to the Company, its Subsidiaries, or its stockholders. Notwithstanding anything to the contrary contained in this Agreement, no Stockholder shall be deemed to have breached any provision of this Agreement by virtue of the actions or omissions of any Affiliate or Representative of such Stockholder who is, and takes such action or omits to take such action in his or her capacity as, an officer or director of the Company.

SECTION 3.03       No Proxies for or Liens on Subject Shares. (a) Except pursuant to the terms of this Agreement, including Section 3.03(b), during the Agreement Period, no Stockholder shall (nor permit any Person under such Stockholder’s control to), without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, consents, powers of attorney, rights of first offer or refusal or enter into any voting trust or voting agreement or arrangement with respect to the voting of any Subject Shares, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate, place in trust or otherwise dispose of (including by gift), whether voluntarily or by operation of law, or limit its right, title or interest or right to vote in any manner with respect to (except, in each case, by will or under the laws of intestacy) any Subject Shares (any transaction described in this clause (ii), a “Transfer”), (iii) enter into any Contract with respect to the direct or indirect Transfer of any Subject Shares, or (iv) otherwise permit any Liens to be created on any Subject Shares. Each Stockholder shall not, and shall not permit any Person under such Stockholder’s control to, and shall direct and use its, his or her reasonable best efforts to cause its, his or her and their respective

Representatives not to, seek or solicit any such Transfer or any such Contract, and each Stockholder agrees promptly to notify Parent, and to provide all details requested by Parent, if such Stockholder, any Person under such Stockholder’s control or any of its, his or her and their respective Representatives shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing. Each Stockholder further agrees to authorize and request the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Stockholder’s Subject Shares and that this Agreement places limits on the voting and Transfer of such Subject Shares.

(b)            Notwithstanding anything in Section 3.03(a) to the contrary, any Stockholder (i) who is an individual may Transfer Subject Shares (A) to any member of such Stockholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (B) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family, (C) upon the death of such Stockholder or to such Stockholder’s executors, administrators, testamentary trustees, legatees, or beneficiaries, for bona fide estate planning purposes, (D) to a non-profit corporation qualified under Section 501(c)(3) of the of the Internal Revenue Code of 1986, as amended, as a bona fide gift, or (E) to effect a cashless exercise for the primary purpose of paying the exercise price of Company Options or to cover Tax withholding obligations in connection with such exercise to the extent permitted by the instruments representing such Company Options and (ii) that is an entity may Transfer Subject Shares to any parent entity, Subsidiary or Affiliate under common control with such Stockholder, or to a partner or member of such Stockholder; provided that any such Transfer referred to in this Section 3.03(b) (other than in the case of clause (i)(E)) shall be permitted only if the applicable Transferee agrees in writing to be bound by the terms of this Agreement.

SECTION 3.04       Documentation and Information. Each Stockholder (a) consents to and authorizes the publication and disclosure by Parent or the Company of such Stockholder’s identity and holding of Subject Shares, the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement (including, for clarity, the disclosure of this Agreement) and any other information, in each case, that Parent or the Company reasonably determines is required to be disclosed by applicable Laws in any press release, any registration statement, schedules and documents filed or furnished by Parent or the Company with the SEC or any other disclosure document in connection with the transactions contemplated by the Merger Agreement, and (b) agrees promptly to give to Parent (or the Company, if so directed by Parent) any information related to such Stockholder that Parent or the Company may reasonably require for the preparation of any such disclosure documents. Each Stockholder agrees promptly to notify Parent of any required corrections with respect to any information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Parent hereby consents to and authorizes each Stockholder to make such disclosure or filings to the extent required by the SEC or NASDAQ.

SECTION 3.05       Additional Subject Shares. In the event that a Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional securities of the Company with voting rights, or any other voting interest with respect to the Company, such securities and voting interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Subject Shares set forth on Schedule I opposite the name of such Stockholder will be deemed amended accordingly.

SECTION 3.06       Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Company Shares may be changed or exchanged.

SECTION 3.07       Waiver of Certain Actions. Each Stockholder hereby agrees (a) not to commence or participate in, and (b) to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or any other transactions contemplated in the Merger Agreement, including any such claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (ii) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the other transactions contemplated in the Merger Agreement.

SECTION 3.08       Spousal Consent. If Stockholder is a married individual and any of the Subject Shares constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in the form attached hereto as Exhibit A.

SECTION 3.09       Certain Transactions Involving Parent Shares. During the Agreement Period, each Stockholder agrees not to enter into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), including any hedge, swap or other similar arrangement, of any Parent Shares (whether or not owned of record or beneficially by such Stockholder) or any interest in any Parent Shares (whether or not owned of record or beneficially by the Stockholder), other than with the prior written consent of Parent or as may be specifically permitted pursuant to a written Contract between such Stockholder and Parent governing the transferability of Parent Shares or any interest in any Parent Shares. Any transaction in violation of this Section 3.09 shall be null and void and of no effect whatsoever.

SECTION 3.10       Further Assurances. Parent and each Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, in order to perform their respective obligations under this Agreement.

ARTICLE 4

MISCELLANEOUS

SECTION 4.01       Termination. This Agreement shall automatically terminate and become void and of no further force or effect on the earlier of (the period from the date hereof through such earlier time being referred to as the “Agreement Period”): (a) the Effective Time; (b) the termination of this Agreement by written notice from Parent to the Stockholders; (c) the termination of the Merger Agreement in accordance with its terms; (d) with respect to any Stockholder, the entry without the prior written consent of such Stockholder into any amendment to the Merger Agreement that results in a decrease in the Per Share Stock Consideration or the Per Share Cash Consideration or a change in the form of Merger Consideration; or (e) with respect to any Stockholder, the extension of the Termination Date (beyond any extension in accordance with Section 8.01(d)(ii) of the Merger Agreement) without the prior written consent of such Stockholder; provided that (i) this Section 4.01, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.10, Section 4.12 and Section 4.13 shall survive such termination, and (ii) upon termination of this Agreement, all obligations of the parties hereunder will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, further, that the termination of this Agreement shall not relieve any party from liability arising from fraud or any willful breach prior to such termination. For clarity, this Agreement shall not terminate upon any Company Adverse Recommendation Change unless the Merger Agreement is terminated in accordance with its terms.

SECTION 4.02       No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Subject Shares, except as otherwise expressly provided herein.

SECTION 4.03       Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Agreement Period.

SECTION 4.04       Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service for overnight delivery, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail, provided that the sender does not receive a written notification of delivery failure. Notices, demands and other communications, in each case, to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

if to Parent, to:

Quanterix Corporation

900 Middlesex Turnpike

Billerica, MA

Attention: Legal Department

E-mail: legal@quanterix.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, D.C. 20001

Attention:              Catherine Dargan

Kyle Rabe

Email:                      cdargan@cov.com

krabe@cov.com

if to a Stockholder, to his, her or its address set forth on such Stockholder’s signature page hereto.

SECTION 4.05       Amendment; Waiver. Any provision of this Agreement may be amended or waived during the Agreement Period if, but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

SECTION 4.06       Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not such transactions are consummated.

SECTION 4.07       Binding Effect; Benefit; Assignment.

(a)            The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(b)            No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto.

SECTION 4.08       Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL; Specific Performance.

(a)            This Agreement shall be governed by and construed in accordance with, and all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b)            The parties hereto agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties hereto arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be the Court of Chancery in the State of Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be the United States District Court for the District of Delaware or, in the event such federal district court lacks subject matter jurisdiction, then the Superior Court in the State of Delaware. The parties hereto irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties hereto further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts. Notwithstanding the foregoing, nothing in this Section 4.08(b) shall limit the rights of any party to obtain execution of a judgment in any other jurisdiction outside of those specified in this Section 4.08(b), and the parties hereto further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c)            To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 4.08(b).

(d)            EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(e)            The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any party hereto in accordance with their specific terms or were otherwise breached by a party hereto. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by another party hereto and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against such other breaching party in any court having jurisdiction, this being in addition to any other remedy to which a party hereto is entitled at law or in equity, without posting any bond or other undertaking. For the avoidance of doubt, a party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by such party. The parties acknowledge that the agreements contained in this Section 4.08(e) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of the parties hereto would enter into this Agreement.

SECTION 4.09       Entire Agreement; Counterparts. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission in .pdf format), each of which shall be deemed an original and all of which shall constitute one and the same instrument.

SECTION 4.10       Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and only in such situation, without invalidating the remainder of such provision or the remaining provisions of this Agreement (or in any other situations), and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

SECTION 4.11       No Third Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto (and their respective heirs, successors and permitted assigns) any rights, remedies, benefits, obligations, liabilities or claims hereunder.

SECTION 4.12       Construction. Section 1.02 of the Merger Agreement shall apply to this Agreement mutatis mutandis, as if set forth herein in its entirety.

SECTION 4.13       Obligations; Stockholder Capacity. The obligations of each Stockholder under this Agreement are several and not joint, and no Stockholder shall have any liability or obligation under this Agreement for any breach hereunder by any other Stockholder.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

QUANTERIX CORPORATION

By:	/s/ Masoud Toloue
	Name:	Masoud Toloue
	Title:	Chief Executive Officer

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BLUE WATER LIFE SCIENCE ADVISORS, LP

By:	/s/ Nathaniel Cornell
	Name:	Nathaniel T. Cornell
	Title:	Managing Member

Address:	80 E. Sir Francis Drake Blvd., STE 4A
Larkspur, CA 94939
Attention:	Nathaniel T. Cornell
Email:	nate@bluewaterlifescienceadvisors.com

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BLUE WATER LIFE SCIENCE MASTER FUND, LTD.

By:	/s/ Nathaniel Cornell
	Name:	Nathaniel T. Cornell
	Title:	Managing Member

Address:	80 E. Sir Francis Drake Blvd., STE 4A
Larkspur, CA 94939
Attention:	Nathaniel T. Cornell
Email:	nate@bluewaterlifescienceadvisors.com

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BLUE WATER LIFE SCIENCE, LP

By:	/s/ Nathaniel Cornell
	Name:	Nathaniel T. Cornell
	Title:	Managing Member

Address:	80 E. Sir Francis Drake Blvd., STE 4A
Larkspur, CA 94939
Attention:	Nathaniel T. Cornell
Email:	nate@bluewaterlifescienceadvisors.com

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

NATHANIEL T. CORNELL

/s/ Nathaniel Cornell

Address:	80 E. Sir Francis Drake Blvd., STE 4A
Larkspur, CA 94939
Attention:	Nathaniel T. Cornell
Email:	nate@bluewaterlifescienceadvisors.com

[Signature page to Voting and Support Agreement]

SCHEDULE I

SUBJECT SHARES

Stockholder Name	Subject Shares Beneficially Owned
Blue Water Life Sciences Advisors, LP.	4,697,785
Blue Water Life Science Master Fund, Ltd.	4,697,785
Blue Water Life Science, LP	4,697,785
Nathaniel T. Cornell	4,697,785

EXHIBIT A

CONSENT OF SPOUSE

In consideration of the execution of that certain Voting and Support Agreement (the “Voting Agreement”), dated as of April 28, 2025, by and among Quanterix Corporation, a Delaware corporation (“Parent”), and each of the individuals and entities listed on the signature pages thereto, including                                      (the “Stockholder”), I, the undersigned, spouse of the Stockholder, have been given a copy of, and have had an opportunity to review, the Voting Agreement and clearly understand the provisions contained therein.

I hereby approve the Voting Agreement and appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Voting Agreement. I agree to be bound by and accept the provisions of the Voting Agreement in lieu of all other direct or indirect legal, equitable, beneficial, representative community property or other interest I may have in the Subject Shares (as defined in the Voting Agreement) held by my spouse under the laws in effect in the state or other applicable jurisdiction of our residence as of the date of the signing of the Voting Agreement.

(Signature)

Name:
(Please Print)

Dated:

Annex E

Execution version

STOCKHOLDER LOCK-UP AGREEMENT

January 9, 2025

Quanterix Corporation

900 Middlesex Turnpike

Billerica, MA

Attention: Legal Department

Email: legal@quanterix.com

To the addressee set forth above:

The undersigned understands that, on the date hereof, Quanterix Corporation, a Delaware corporation (“Parent”), Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Akoya Biosciences, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the merger of Merger Sub with and into the Company, with the Company being the surviving entity in such merger as a wholly owned subsidiary of Parent (the “Merger”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

1.To induce all parties to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, the undersigned hereby agrees that, for good and valuable consideration, without the prior written consent of Parent, the undersigned will not, during the period commencing at the Effective Time and ending at 11:59 p.m. (Eastern time) on the 90th calendar day after the Closing Date (such period, the “Restricted Period”), Transfer, directly or indirectly, any Parent Capital Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the undersigned (collectively, and including any Parent Shares that the undersigned may acquire as a result of the Parent Share Issuance or otherwise, the “Lock-Up Shares”) or publicly announce any intention to effect any such Transfer. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Parent Shares or any securities convertible into or exercisable or exchangeable for Parent Shares, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned. In order to effectuate an orderly Transfer process, if the undersigned determines to Transfer (other than any Transfer permitted under Section 3) any shares of Parent Capital Stock held by the undersigned or its controlled Affiliates during the six month period following the expiration of the Restricted Period, the undersigned will inform Parent’s management of such intent.

2.For purposes of this letter agreement: (a) “Parent Capital Stock” means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of Parent, including any Parent Shares, Parent Options and Parent RSUs; and (b) “Transfer” means (i) any direct or indirect offer, sale, assignment, distribution, encumbrance, pledge, hypothecation, lending, grant of any option, right or warrant to purchase, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, of any Parent Capital Stock or any interest in any Parent Capital Stock (ii) the entry into any option, put, call, derivative or other Contract, commitment, arrangement or understanding with respect to any of the transactions described in the foregoing clause (i), (iii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Parent Capital Stock, whether any such transaction described in the foregoing clauses (i) or (ii), or this clause (iii), is to be settled by delivery of Parent Capital Stock or such other securities, in cash or otherwise, (iv) the deposit of any Parent Capital Stock into any voting trust or similar arrangement, the entry into any voting agreement or arrangement with respect to any Parent Capital Stock or the grant of any proxy or power of attorney with respect to any Parent Capital Stock or (v) any Contract, commitment or other arrangement (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

3.None of the restrictions set forth in Section 1 shall apply to (a) if the undersigned is a natural Person or trust affiliated with a natural Person, the establishment of a new trading plan (or the amendment of existing trading plans established as of the date hereof) pursuant to Rule 10b5-1 promulgated under the Exchange Act for the Transfer of Lock-Up Shares (provided that any such trading plan does not provide for the Transfer of Lock-Up Shares during the Restricted Period), (b) transfers, sales, dispositions, or the entering into of transactions (including any swap, hedge or similar agreement) by the undersigned of or relating to Parent Shares or other securities of Parent purchased or acquired by the undersigned on the open market, in a public offering by Parent, or that otherwise do not involve or relate to Parent Shares issued pursuant to the Merger Agreement in respect of securities of the Company, (c) Transfers effected pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent Capital Stock involving a change of control of Parent (provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Shares shall remain subject to the restrictions contained in this letter agreement), (d) if the undersigned is a natural Person or trust affiliated with a natural Person, Transfers (i) to any member of the immediate family of such natural person (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (ii) to a trust for the sole benefit of such natural Person or any member of such natural Person’s immediate family, (iii) upon the death of such natural Person, or (iv) to effect a cashless exercise for the primary purpose of paying the exercise price of Parent Options or to cover Tax withholding obligations in connection with such exercise to the extent permitted by the instruments representing such Parent Options or (e) if the undersigned is not a natural Person, Transfers to any parent entity, Subsidiary or Affiliate under common control with such Person, or to a partner or member of such Person; provided that in the case of any Transfer pursuant to the foregoing clauses (d) or (e), any such Transfer shall be permitted only if (x) such Transfer is not for value and (y) as a precondition to such Transfer, each such Transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the undersigned under, this letter agreement (solely with respect to such Transferred Lock-Up Shares) by executing and delivering a joinder agreement in form and substance reasonably acceptable to Parent. Any Transfer of the undersigned’s Lock-Up Shares (or any attempted Transfer or distribution) in violation of the foregoing requirements (including the joinder and delivery requirements) shall be null and void and of no effect whatsoever.

4.The undersigned understands that Parent is relying on this letter agreement in proceeding toward consummation of the Merger and the Parent Share Issuance. The undersigned further understands that this letter agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement and that this letter agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents reasonably necessary in connection with the enforcement of the terms herein. The undersigned acknowledges that it has received and reviewed a copy of the Merger Agreement and has had an opportunity to review this letter agreement and the Merger Agreement with its advisors, including legal counsel.

5.This letter agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Parent and the undersigned. This letter agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this letter agreement nor any of the undersigned’s rights or obligations hereunder may be assigned or delegated by the undersigned without the prior written consent of Parent, and any attempted assignment or delegation of this letter agreement or any of such rights or obligations by the undersigned without the prior written consent of Parent shall be void and of no effect.

6.The undersigned acknowledges and agrees that irreparable damage would occur and that Parent would not have any adequate remedy at law if any provision of this letter agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this letter agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and the undersigned hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which Parent is entitled at law or in equity. The undersigned further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Parent otherwise has an adequate remedy at law.

7.This letter agreement shall be governed by and construed in accordance with, and all disputes arising out of or in connection with this letter agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware. The parties hereto agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties hereto arising out of or related to this letter agreement or the transactions contemplated by this letter agreement shall be the Court of Chancery in the State of Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be the United States District Court for the District of Delaware or, in the event such federal district court lacks subject matter jurisdiction, then the Superior Court in the State of Delaware. The parties hereto irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this letter agreement or the transactions contemplated by this letter agreement. The parties hereto further agree that no party shall bring suit with respect to any disputes arising out of or related to this letter agreement or the transactions contemplated by this letter agreement in any court or jurisdiction other than the above specified courts. Notwithstanding the foregoing, nothing in this Section 7 shall limit the rights of any party to obtain execution of a judgment in any other jurisdiction outside of those specified in this Section 7, and the parties hereto further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (a) waives such immunity in respect of its obligations with respect to this letter agreement and (b) submits to the personal jurisdiction of each court described in this Section 7. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT.

8.Whenever possible, each provision of this letter agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this letter agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and only in such situation, without invalidating the remainder of such provision or the remaining provisions of this letter agreement (or in any other situations), and the parties hereto shall amend or otherwise modify this letter agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law. This letter agreement may be executed in several counterparts (including counterparts delivered by electronic transmission in .pdf format), each of which shall be deemed an original and all of which shall constitute one and the same instrument. The parties have participated jointly in the negotiating and drafting of this letter agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this letter agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this letter agreement.

9.This letter agreement shall terminate automatically upon the termination of the Merger Agreement.

[Remainder of page left intentionally blank]

Sincerely,
[NAME OF STOCKHOLDER]

	[for an entity, include:	Name:]
	[for an entity, include:	Title:]
Address:
Attention:
Email:

ACCEPTED AND AGREED:
QUANTERIX CORPORATION

By:
Name:
Title:

[Signature page to Stockholder Lock-Up Agreement]

Annex F

April 27, 2025

The Board of Directors
Akoya Biosciences, Inc.
100 Campus Drive, 6th Floor
Marlborough, Massachusetts 01752

Members of the Board:

We understand that Akoya Biosciences, Inc. (the “Company”), Quanterix Corporation (“Parent”) and Wellfleet Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”), propose to enter into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) pursuant to which, among other things, (i) the Parties will amend and restate the Agreement and Plan of Merger, dated as of January 9, 2025 (the “Original Merger Agreement”) and (ii) Merger Sub will merge (the “Merger”) with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Parent, and each share of common stock, par value $0.00001 per share (the “Company Common Stock”), of the Company outstanding immediately prior to the effective time of the Merger, other than Excluded Shares and Dissenting Shares (each as defined in Merger Agreement), will be converted into the right to receive (a) 0.1461 of a share of common stock, par value $0.001 per share (the “Parent Common Stock”), of Parent (the “Per Share Stock Consideration”) and (b) $0.38 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Consideration”). The terms and conditions of the Merger are more fully set forth in the Amended Merger Agreement.

You have requested our opinion, in your capacity as the Board of Directors of the Company, as to the fairness from a financial point of view to the holders of outstanding shares of Company Common Stock of the Per Share Consideration in the proposed Merger pursuant to the Merger Agreement. We note that, pursuant to Section 2.08(e) and Section 2.08(f) of the Amended Merger Agreement, the Per Share Stock Consideration and the Per Share Cash Consideration are subject to adjustment in certain circumstances. We have assumed, at your direction, that no such adjustments will be made and, accordingly, express no opinion with respect to such potential adjustments.

For purposes of the opinion set forth herein, we have, among other things:

1.

reviewed certain publicly available financial statements and other publicly available business and financial information with respect to the Company and Parent, including equity research analyst reports;

2.

reviewed certain internal financial statements, analyses and forecasts (the “Company Forecasts”) and other internal financial information and operating data relating to the business of the Company, in each case, prepared by management of the Company and approved for our use by management of the Company, which Company Forecasts assume that the Company would have sufficient capital to operate on a standalone basis in accordance with the Company business plan underlying the Company Forecasts;

3.

reviewed certain internal financial statements, analyses and forecasts (the “Parent Forecasts”) and other internal financial information and operating data relating to the business of Parent, in each case, prepared by management of Parent and approved for our use by management of the Company;

4.

reviewed certain internal financial statements, analyses and forecasts (the “Company Parent Forecasts”) and other internal financial information and operating data relating to the business of Parent, in each case prepared by management of the Company and approved for our use by management of the Company;

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5.

reviewed estimates of synergies (and estimated costs to realize such synergies) anticipated by Parent’s management to result from the merger (the “Anticipated Synergies”) and approved for our use by management of the Company;

6.

discussed the past and current business, operations, financial condition and prospects of the Company with senior management of the Company, the Board of Directors of the Company, and other representatives and advisors of the Company;

7.

discussed the past and current business, operations, financial condition and prospects of Parent and the combined company (including the Anticipated Synergies) with senior management of the Company and Parent, the Board of Directors of the Company, and other representatives and advisors of the Company and Parent;

8.	discussed with members of the senior management of the Company and the Board of Directors of the Company their assessment of the strategic rationale for, and the potential benefits of, the Merger;
9.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;
10.	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which we believe to be generally relevant;
11.

reviewed the historical trading prices and trading activity for the Company Common Stock and Parent Common Stock and compared such prices and trading activity with the prices and trading activity of securities of certain publicly-traded companies which we believe to be generally relevant;

12.	participated in discussions among representatives of the Company and Parent and their respective advisors;
13.	reviewed a draft of the Amended Merger Agreement dated April 27, 2025; and
14.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by us (including information that was available from public sources) and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have been advised by management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the reasonableness of the Company Forecasts or the assumptions on which they are based. In particular, the Company Forecasts reflect certain assumptions regarding the industries or areas in which the Company operates that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion. Further, management of the Company has advised us that, (i) the vote of holders of Parent Common Stock required to approve the issuance of Parent Common Stock pursuant to the Original Merger Agreement will not be obtained and (ii) on a stand-alone basis, absent entry into, and consummation of the transactions contemplated by, the Amended Merger Agreement, the Company will be required to either raise an additional $90 million by selling Company Common Stock at a price of $0.65 per share or, more likely, file for bankruptcy and enter into debtor-in-possession financing providing for $50 million of new debt financing in connection with a liquidation of the assets of the Company. As such, for purposes of certain of our analyses relating to the Company on a stand-alone basis, we have assumed, at your direction, that the Company would either issue such additional equity (resulting in significant dilution to current holders of Company Common Stock) or raise such debtor-in-possession financing, liquidate the assets of the Company and distribute available proceeds to holders of Company Common Stock. Management of the Company has directed us to rely upon the Company Parent Forecasts rather than the Parent Forecasts for purposes of our analysis. With respect to the Company Parent Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of Parent and the other matters covered thereby and we express no view as to the reasonableness of the Company Parent Forecasts or assumptions on which they are based. We have assumed, with your consent, that the Anticipated Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability hereof) anticipated by management of the Company and Parent to

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result from the Merger were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent and we express no view as to the reasonableness of the Anticipated Synergies or the assumptions on which they are based. We have further assumed, with your consent, that the Anticipated Synergies will be realized in the amounts and at the times projected by the management of Parent. At your direction, for purposes of our analyses and this opinion, we have not attributed any value to any net operating losses of the Company or Parent. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any tax, contingent, derivative or off-balance-sheet assets or liabilities) of the Company, Parent or any of their respective subsidiaries. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, Parent or any other party. In addition, we have not evaluated the solvency of any party to the Amended Merger Agreement, or the impact of the Merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the final Amended Merger Agreement will not differ from the draft of the Amended Merger Agreement reviewed by us in any respect material to our analysis or this opinion. We have also assumed that (i) the representations and warranties of all parties to the Amended Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis and this opinion, (ii) each party to the Amended Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis and this opinion, and (iii) the Merger will be consummated in a timely manner in accordance with the terms set forth in the Amended Merger Agreement, without any modification, amendment, waiver or delay that would be material to our analysis or this opinion. In addition, we have assumed that in connection with the receipt of all approvals and consents required in connection with the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would be material to our analysis or this opinion.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Company Common Stock of the Per Share Consideration in the proposed Merger pursuant to the Amended Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Amended Merger Agreement or any other document contemplated by or entered into in connection with the Amended Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Amended Merger Agreement, or any class of such persons, whether relative to the Per Share Consideration or otherwise. We express no opinion as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of the Company, as to the underlying decision by the Company to engage in the Merger or as to the relative merits of the Merger compared with any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document. This opinion does not address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals.

We have acted as financial advisor to the Company with respect to the Merger and this opinion and will receive a fee for our services, a portion of which became payable upon delivery of our opinion in connection with entry into the Original Merger Agreement, a portion of which becomes payable upon delivery of this opinion (or would have become payable if we had advised the Company that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Merger. We will also be entitled to receive a termination fee equal to a portion of any break up fee that the Company may receive as a result of the termination of the Merger Agreement. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

Perella Weinberg Partners LP and its affiliates, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We and our affiliates also engage in securities trading and brokerage, asset management activities, equity research and other financial services. Except in connection with our engagement as financial advisor to the Company in connection with the Merger, during the two-year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP or its affiliates, on the one hand, and Parent or the Company pursuant to which we or our affiliates has received or anticipates receiving compensation. We and our affiliates in the future may provide investment banking and other financial services to Parent, the Company and/or their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Parent or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or

F-3

otherwise involved in the Merger. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion and our advisory services are for the information and assistance of the Board of Directors of the Company in connection with, and for the purpose of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote or otherwise act with respect to the proposed Merger or any other matter. We express no opinion as to what the value of the Parent Common Stock actually will be when issued or the prices at which the Company Common Stock or Parent Common Stock will trade at any time, including following announcement or completion of the Merger. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various qualifications, assumptions, limitations and other matters set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration in the proposed Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of outstanding shares of Company Common Stock.

Very truly yours,

/s/ Perella Weinberg
Partners LP

PERELLA WEINBERG PARTNERS LP

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Annex G

Section 262 of the DGCL

§ 262. Appraisal rights

(a)Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)[Repealed.]

(c)Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)Appraisal rights shall be perfected as follows:

(1)If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.   Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to eliminate the personal liability of directors and certain officers to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director or officer, except where the director or officer breached their duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law or obtained an improper personal benefit or where the director authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing their dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Quanterix Bylaws provide each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of Quanterix or is or was serving at the request of Quanterix as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by Quanterix to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Quanterix to provide broader indemnification rights than such law permitted Quanterix to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of the Quanterix Bylaws with respect to proceedings to enforce rights to indemnification or an advancement of expenses or as otherwise required by law, Quanterix is not be required to indemnify or advance expenses to any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Quanterix Board.

In addition, the Quanterix Bylaws provide that Quanterix may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Quanterix or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Quanterix would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Quanterix currently maintains directors and officers liability insurance.

Item 21.   Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit Number	Description

2.1*

Amended and Restated Agreement and Plan of Merger, dated April 28, 2025, by and among Quanterix Corporation, Wellfleet Merger Sub, Inc., and Akoya Biosciences, Inc. (contained in Annex A to the proxy statement/prospectus which is included in this registration statement).

3.1+	Amended and Restated Certificate of Incorporation of Quanterix Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 15, 2017).
3.2+	Restated Bylaws of Quanterix Corporation (incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2023).
4.1+	Description of Securities (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on March 13, 2020).
4.2+	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed on November 9, 2017).

5.1	Opinion of Covington & Burling LLP.
10.1*+

Voting and Support Agreement, dated January 9, 2025, by and among Quanterix Corporation and certain stockholders of Akoya Biosciences, Inc. named therein (contained in Annex B to the proxy statement/prospectus which is included in this registration statement).

10.2*

Consent and Waiver under the Voting and Support Agreement, dated April 28, 2025, by and among Quanterix Corporation and certain stockholders of Akoya Biosciences, Inc. named therein (contained in Annex C to the proxy statement/prospectus which is included in this registration statement).

10.3*

Voting and Support Agreement, dated April 28, 2025, by and among Quanterix Corporation and certain stockholders of Akoya Biosciences, Inc. named therein (contained in Annex D to the proxy statement/prospectus which is included in this registration statement).

10.4+

Form of Stockholder Lock-up Agreement, dated January 9, 2025, by and between Quanterix Corporation and the applicable signatory named therein (contained in Annex E to the proxy statement/prospectus which is included in this registration statement).

10.5+

Securities Purchase Agreement, dated April 2, 2025, by and between Quanterix Corporation and Akoya Biosciences, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated April 4, 2025).

10.6

Amendment No. 1 to Securities Purchase Agreement, dated April 28, 2025, by and between Quanterix Corporation and Akoya Biosciences, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated April 28, 2025).

10.7+	Form of Convertible Note of Akoya Biosciences, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated April 4, 2025).
10.8+	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated April 4, 2025).
10.9+	Form of Subordination Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K dated April 4, 2025).
16.1+

Letter from Ernst & Young LLP to the U.S. Securities and Exchange Commission, dated May 14, 2025 (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K dated May 9, 2025).

21.1+	Subsidiaries of Quanterix Corporation.

23.1	Consent of Covington & Burling LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm to Quanterix Corporation.
23.3	Consent of RSM US LLP, independent registered public accounting firm to Akoya Biosciences, Inc.
24.1+	Power of Attorney (included on the signature page of this registration statement).
99.2	Consent of Perella Weinberg Partners LP.
99.3	Form of Proxy Card for Special Meeting of Akoya Biosciences, Inc.
107	Filing Fee Table.
*

Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

+Previously filed.

Item 22.   Undertakings

(a)The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and (iv) any other communication that is an offer in the offering made by the registrant to the purchaser.

(f)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h)The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(j)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Billerica, Commonwealth of Massachusetts on May 20, 2025.

QUANTERIX CORPORATION

By:	/s/ Masoud Toloue
Masoud Toloue, Ph.D.
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Masoud Toloue	President Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2025
Masoud Toloue, Ph.D.

/s/ Vandana Sriram	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 20, 2025
Vandana Sriram

*	Chairman	May 20, 2025
William P. Donnelly

*	Director	May 20, 2025
Jeffrey T. Elliott

*	Director	May 20, 2025
Karen A. Flynn

*	Director	May 20, 2025
Sarah E. Hlavinka

*	Director	May 20, 2025
Martin D. Madaus, Ph.D.

*	Director	May 20, 2025
Ivana Magovčević- Liebisch, Ph.D., J.D.

*	Director	May 20, 2025
Paul M. Meister

*	Director	May 20, 2025
David R. Walt, Ph.D.

*By:	/s/ Masoud Toloue

Masoud Toloue, Ph.D.
Attorney-in-Fact